Form 20-F
period 2021-12-31
ATRenew Inc.
filed 2022-04-27
CIK 1838957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  . . . . . . . . . . . . . . . . . . .

For the transition period from ____________ to ____________

Commission file number: 001-40486

ATRenew Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

12th Floor, No. 6 Building, 433 Songhu Road, Shanghai

People’s Republic of China

+86 21 5290-7031
(Address of principal executive offices)

Chen Chen, Chief Financial Officer
Telephone: +86 21 5290-7031
Email: rex.chen@atrenew.com

12th Floor, No. 6 Building, 433 Songhu Road, Shanghai

People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (every three ADSs represent two Class A ordinary shares, par value US$0.001 per share)	RERE	New York Stock Exchange
Class A ordinary shares, par value US$0.001 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

92,416,377 Class A ordinary shares, 47,240,103 Class B ordinary shares and 11,287,336 Class C ordinary shares (excluding 8,437,683Class A ordinary shares issued to our depositary bank for the purpose of bulk issuance), par value US$0.001 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐ Yes   ☐ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes   ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;
•	“ADSs” are to the American depositary shares, every three of which represent two Class A ordinary shares;
•

“AHS,” “we,” “us,” “our company” and “our” are to our Cayman Islands holding company, ATRenew Inc. (formerly known as AiHuiShou International Co. Ltd.), its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities, including but not limited to Shanghai Wanwuxinsheng.

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•

“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.001 per share, conferring a holder of a Class A ordinary share one vote per share on all matters submitted for voting at general meetings of our company;

•

“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.001 per share, conferring a holder of a Class B ordinary share three votes per share on all matters submitted for voting at general meetings of our company;

•

“Class C ordinary shares” are to our Class C ordinary shares, par value US$0.001 per share, conferring a holder of a Class C ordinary share fifteen votes per share on all matters submitted for voting at general meetings of our company;

•	“executed transaction price” are to the transaction price that is not net of any coupons offered to the buyers on our marketplaces;
•

“GMV” are to the total dollar value of goods distributed to merchants and consumers through transactions on our platform in a given period for which payments have been made, prior to returns and cancellations, excluding shipping cost but including sales tax; total GMV consists of GMV for product sales and GMV for online marketplaces GMV for product sales measures the GMV from sales of phones and other consumer electronic goods through our platform; GMV for online marketplaces measures the GMV from third-party merchants and or consumers participating in our PJT and Paipai marketplaces;

•

“number of consumer products transacted” are to the number of consumer products distributed to merchants and consumers through transactions on our PJT Marketplace, Paipai Marketplace and other channels we operate in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels we operate through the distribution process to end consumer;

•	“ordinary shares” are to our ordinary shares, par value US$0.001 per share, which include Class A ordinary shares, Class B ordinary shares and Class C ordinary shares;
•	“our platform” are to our overall business operations, including AHS Recycle, PJT Marketplace, Paipai Marketplace and AHS Device and other channels we operate;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
•	“former VIE” are to Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd. (formerly known as Shanghai Yueyee Network Information Technology Co., Ltd. (上海悦易网络信息技术有限公司)); and
•	“WFOE” are to Shanghai Aihui Trading Co., Ltd.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our mission, goals and strategies;
•	our future business development, financial conditions and results of operations;
•	the expected growth of the pre-owned consumer electronics transactions and services market;
•	our expectations regarding demand for our products and services;
•	our expectations regarding our relationships with our consumers, third-party merchants, business partners, and other third parties;
•	competition in our industry;
•	our proposed use of proceeds;
•	relevant government policies and regulations relating to our business; and
•	general economic and business conditions globally and in China.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This annual report also contains statistical data and estimates that we obtained from government and private publications. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this annual report involves a number of assumptions, estimates and limitations. The retail credit facilitation market, the wealth management market and related markets in China and elsewhere may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

Before the variable interest entity structure was completely unwound in April 2022, ATRenew Inc. was a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities, i.e. Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd., or Shanghai Wanwuxinsheng, and Shenzhen Lvchuang Network Technology Co. Ltd., or Shenzhen Lvchuang. We conducted our operations in China through (i) our PRC subsidiaries and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements, and the subsidiaries of the consolidated affiliated entities. PRC laws and regulations restrict and impose conditions on foreign investment in service providers that provide certain value-added telecommunication-based services such as internet information services. Shanghai Wanwuxinsheng holds a license for value-added telecommunication services for internet information services, or the ICP License (limited to internet information services), which requires its foreign equity ownership being no more than 50%, and one of its subsidiaries, Shanghai Yueyi, holds a license for value-added telecommunications services for commercial e-commerce business, or the EDI License (limited to commercial e-commerce business), which allows its foreign equity ownership being up to 100%. We used to maintain the ICP License by controlling Shanghai Wanwuxinsheng through contractual arrangements. Since the implementation of PRC regulations related to value-added telecommunication services has become clearer in recent years, we believe that our business operations in China require the EDI License (limited to commercial e-commerce business), rather than an ICP License or licenses for other value-added telecommunications services. Therefore, we terminated the contractual arrangement with Shanghai Wangwuxinsheng and acquired all equity interests of Shanghai Wanwuxinsheng in April 2022. We also terminated the contractual arrangements with Shenzhen Lvchuang in August 2021 and Shenzhen Lvchuang was disposed of to third parties. Shenzhen Lvchuang did not contribute any revenue in 2021.

Revenues contributed by Shanghai Wanwuxinsheng accounted for 98.91%, 96.41% and 95.55% of our total revenues in 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to ATRenew Inc., its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities in China, including but not limited to Shanghai Wanwuxinsheng. Prior to unwinding the  structure, the consolidated affiliated entities and their subsidiaries were consolidated for accounting purposes. See “Item 3. Key Information—A. Selected Financial Data—Consolidated Schedule Disaggregating Our Operations” for more information related to the former VIE and its subsidiaries.

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight  over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations in China, including, among others, the EDI License (limiting to commercial e-commerce). Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore capital raising under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Transfer of Funds and Other Assets Within Our Organization

ATRenew Inc. transfers cash to its wholly-owned subsidiaries in Hong Kong by providing loans and making capital contributions, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions and providing loans to them. Because ATRenew Inc. and its subsidiaries control the former VIE through contractual arrangements prior to unwinding of the variable interest entity structure, they were not able to make direct capital contribution to the former VIE and its subsidiaries. However, if the former VIE and its subsidiaries were ever to need financial support, ATRenew Inc. and its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the former VIE through loans to the shareholders of the former VIE, who in turn inject the amount into the former VIE as capital contribution or entrustment loans to the former VIE and its subsidiaries.

ATRenew Inc., through its intermediate holding companies, provided capital contribution of RMB584.8 million, RMB500.6 million and RMB2,589.5 million to its subsidiaries in 2019, 2020 and 2021, respectively. The former VIE and its subsidiaries received debt financing of RMB510.8 million, RMB160.3 million and RMB3,014.0 million from ATRenew Inc.'s subsidiaries in 2019, 2020 and 2021, respectively.

The former VIE and its subsidiaries may transfer cash to the relevant WFOE by service fees charged at an amount equals to all pre-tax income of the former VIE for the complete business support and technical and consulting services provided by WFOE. Due to the continuous loss generated by the former VIE, no service fees were charged by WFOE in 2019, 2020 and 2021.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and our former VIE are required to allocate at least 10% of their after-tax profits each year profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including share capital and the statutory reserve, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB186.6 million, RMB207.2 million and RMB441.0 million as of December 31, 2019, 2020 and 2021, respectively.

Neither the PRC subsidiaries of our Company nor the former VIE is obligated to make dividends or distributions to our company under the contractual arrangements. To date, no dividends or distributions have been made to our company by our PRC subsidiaries or the former VIE.

A.Selected Financial Data

The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheets data as of December 31, 2020 and 2021, and selected consolidated statements of cash flows data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of operations and comprehensive loss data for the year ended December 31, 2018, selected consolidated balance sheets data as of December 31, 2018 and 2019, and selected consolidated statements of cash flows data for the year ended December 31, 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2018		2019		2020		2021
	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Net revenues
Net product revenues	3,249,923	99.6	3,730,206	94.9	4,244,023	87.4	6,654,893	1,044,298	85.5
Net service revenues	11,597	0.4	201,652	5.1	614,176	12.6	1,125,382	176,597	14.5
Total net revenues	3,261,520	100.0	3,931,858	100.0	4,858,199	100.0	7,780,275	1,220,895	100.0
Operating expenses
Merchandise costs	(2,801,433)	(85.9)	(3,176,401)	(80.8)	(3,610,434)	(74.3)	(5,735,393)	(900,008)	(73.7)
Fulfillment expenses	(353,969)	(10.8)	(658,149)	(16.7)	(666,317)	(13.7)	(1,062,066)	(166,661)	(13.7)
Selling and marketing expenses	(237,562)	(7.3)	(566,792)	(14.4)	(740,542)	(15.2)	(1,206,649)	(189,350)	(15.5)
General and administrative expenses	(80,959)	(2.5)	(140,874)	(3.6)	(177,542)	(3.7)	(433,629)	(68,046)	(5.6)
Technology and content expenses	(65,759)	(2.0)	(142,858)	(3.7)	(151,536)	(3.1)	(264,560)	(41,515)	(3.4)
Total operating expense	(3,539,682)	(108.5)	(4,685,074)	(119.2)	(5,346,371)	(110.0)	(8,702,297)	(1,365,580)	(111.9)
Other operating income, net	21,701	0.6	21,410	0.6	29,395	0.6	26,950	4,229	0.3
Loss from operations	(256,461)	(7.9)	(731,806)	(18.6)	(458,777)	(9.4)	(895,072)	(140,456)	(11.6)
Interest expense	(6,536)	(0.2)	(12,397)	(0.3)	(21,090)	(0.5)	(16,778)	(2,633)	(0.2)
Interest income	8,273	0.3	7,813	0.2	9,321	0.2	8,370	1,313	0.1
Fair value change in warrant liabilities	23,781	0.7	—	—	—	—	—	—	—
Other income (loss), net	21,579	0.7	3,581	0.1	(39,866)	(0.8)	(50,367)	(7,904)	(0.6)
Loss before income taxes	(209,364)	(6.4)	(732,809)	(18.6)	(510,412)	(10.5)	(953,847)	(149,680)	(12.3)
Income tax benefits	1,922	0.0	30,120	0.8	47,320	1.0	143,863	22,575	1.8
Share of loss in equity method investments	(499)	0.0	(2,199)	(0.1)	(7,526)	(0.2)	(6,563)	(1,030)	(0.1)
Net loss	(207,941)	(6.4)	(704,888)	(17.9)	(470,618)	(9.7)	(816,547)	(128,135)	(10.6)
Net loss per share attributable to ordinary shareholders:
Basic	(55.98)		(84.27)		(94.51)		(13.76)	(2.16)
Diluted	(55.98)		(84.27)		(94.51)		(13.76)	(2.16)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	19,405,981		18,782,620		18,782,620		96,306,113	96,306,113
Diluted	19,405,981		18,782,620		18,782,620		96,306,113	96,306,113

The following table presents our selected consolidated balance sheets data as of December 31, 2018, 2019, 2020 and 2021:

	As of December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	665,560	410,783	918,076	1,356,342	212,840
Restricted Cash	—	—	—	150,000	23,538
Short term investments	—	125,573	97,866	510,467	80,103
Total current assets	1,059,530	1,094,908	1,874,638	4,150,845	651,357
Intangible assets, net	18,991	1,682,963	1,367,841	1,075,811	168,818
Goodwill	—	1,803,415	1,803,415	1,803,415	282,995
Total non-current assets	170,945	3,690,539	3,351,700	3,351,917	525,989
Total assets	1,230,475	4,785,447	5,226,338	7,502,762	1,177,346
Total current liabilities	590,702	755,093	1,183,539	824,664	129,407
Total non-current liabilities	3,466	389,280	374,584	257,639	40,429
Total liabilities	594,168	1,144,373	1,558,123	1,082,303	169,836
Total mezzanine equity	2,492,056	7,080,078	8,879,894	—	—
Total shareholders' equity (deficit)	(1,855,749)	(3,439,004)	(5,211,679)	6,420,459	1,007,510

The following table presents our selected consolidated statements of cash flows data for the years ended December 31, 2018, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(358,022)	(410,794)	(412,868)	(1,017,962)	(159,743)
Cash (used in)/provided by investing activities	(109,267)	(304,349)	18,625	(670,402)	(105,202)
Cash (used in)/provided by financing activities	904,022	455,751	929,962	2,289,623	359,292
Effect of foreign exchange rate changes on cash and cash equivalents	33,179	4,515	(28,426)	(12,993)	(2,035)
Net increase/(decrease) in cash, cash equivalents and restricted cash	469,912	(254,877)	507,293	588,266	92,312
Cash, cash equivalents and restricted cash at the beginning of the year	196,048	665,960	411,083	918,376	144,113
Cash, cash equivalents and restricted cash at the end of the year	665,960	411,083	918,376	1,506,642	236,425

Non-GAAP Financial Measures

We use adjusted loss from operations and adjusted net loss, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted loss from operations represents loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net loss represents net loss excluding the impact of share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions, and tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted loss from operations and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain transactions that are included in loss from operations and net loss. We also believe that the use of the non-GAAP financial measures facilitate investors’ assessment of our operating performance. We believe that adjusted loss from operations and adjusted net loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted loss from operations and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations and net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical adjusted net loss to the most directly comparable U.S. GAAP measures. Adjusted loss from operations and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted loss from operations and adjusted net loss for the periods indicated to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are loss from operations and net loss for the periods indicated:

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands, except for share numbers and per share data)
Loss from operations	(731,806)	(458,777)	(895,072)	(140,456)
Add:
Share-based compensation expense	—	—	454,552	71,330
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	196,628	315,123	337,075	52,894
Adjusted loss from operations	(535,178)	(143,654)	(103,445)	(16,232)
Net loss	(704,888)	(470,618)	(816,547)	(128,135)
Add:
Share-based compensation expense	—	—	454,552	71,330
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	196,628	315,123	337,075	52,894
Less:
Tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(30,120)	(47,320)	(143,863)	(22,575)
Adjusted net loss	(538,380)	(202,815)	(168,783)	(26,486)

Consolidated Schedule Disaggregating Our Operations

The following tables set forth selected consolidated balance sheets data as of December 31, 2019, 2020 and 2021 of (i) our Company and our subsidiaries, and (ii) the former VIE and its subsidiaries, and selected consolidated statements of operations and selected consolidated statements of cash flows for the years ended December 31, 2019, 2020 and 2021. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. Our and the former VIE’s historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected consolidated statements of operations data

	For the Year Ended December 31, 2019
	ATRenew Inc.	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net revenues	—	42,717	3,889,141	—	3,931,858
Operating expenses	—	(81,046)	(4,604,028)	—	(4,685,074)
Loss from operations	—	(38,329)	(693,477)	—	(731,806)
Income/(Loss) before income taxes	5,900	(20,714)	(717,995)	—	(732,809)
Equity in losses of subsidiaries, former VIE and former VIE’s subsidiaries	(710,788)	—	—	710,788	—
Net loss	(704,888)	(19,150)	(691,638)	710,788	(704,888)

	For the Year Ended December 31, 2020
	ATRenew Inc.	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net revenues	—	174,443	4,683,756	—	4,858,199
Operating expenses	(1,000)	(196,576)	(5,148,795)	—	(5,346,371)
Loss from operations	(1,000)	(20,973)	(436,804)	—	(458,777)
Loss before income taxes	(20,838)	(41,335)	(448,239)	—	(510,412)
Equity in losses of subsidiaries, former VIE and former VIE’s subsidiaries	(449,780)	—	—	449,780	—
Net loss	(470,618)	(35,542)	(414,238)	449,780	(470,618)

	For the Year Ended December 31, 2021
	ATRenew Inc.	Subsidiaries	VIE and its subsidiaries	Eliminations(1)	Consolidated
	(RMB in thousands)
Net revenues(1)	—	549,304	7,433,727	(202,756)	7,780,275
Operating expenses(1)	(7,256)	(605,020)	(8,292,777)	202,756	(8,702,297)
Loss from operations	(7,256)	(55,128)	(832,688)	—	(895,072)
Loss before income taxes	(54,699)	(58,043)	(841,105)	—	(953,847)
Equity in losses of subsidiaries, former VIE and former VIE’s subsidiaries	(761,848)	—	—	761,848	—
Net loss	(816,547)	(57,913)	(703,935)	761,848	(816,547)

(1)	The intercompany transaction results from batch purchase of products between a subsidiary of the former VIE and a subsidiary of ATRenew Inc.

	As of December 31, 2020
	ATRenew Inc.	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Cash, cash equivalents and restricted cash	76,865	395,680	445,531	—	918,076
Amount due from Group companies(2)	—	1,251,301	31,375	(1,282,676)	—
Investments in subsidiaries’ and former VIE’s subsidiaries	3,654,880	—	—	(3,654,880)	—
Total assets	3,735,245	1,905,533	4,523,116	(4,937,556)	5,226,338
Short-term borrowings	(29,906)	(459)	(339,292)	—	(369,657)
Convertible bonds	—	—	(160,000)	—	(160,000)
Amount due to Group companies(2)	—	(31,375)	(1,251,301)	1,282,676	—
Total liabilities	(67,030)	(51,112)	(2,722,657)	1,282,676	(1,558,123)
Mezzanine Equity	8,879,894	—	—	—	8,879,894
Total Shareholder's Equity (Deficit)	(5,211,679)	1,854,421	1,800,459	(3,654,880)	(5,211,679)

	As of December 31, 2021
	ATRenew Inc.	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Cash, cash equivalents and restricted cash	45,520	757,566	703,256	—	1,506,342
Amount due from Group companies(2)	—	3,714,350	30,108	(3,744,458)	—
Investments in subsidiaries’ and former VIE’s subsidiaries	6,297,373	—	—	(6,297,373)	—
Total assets	6,453,096	4,779,712	6,311,785	(10,041,831)	7,502,762
Short-term borrowings	(30,300)	(449)	(64,250)	—	(94,999)
Amount due to Group companies(2)	—	(30,108)	(3,714,350)	3,744,458	—
Total liabilities	(32,637)	(64,112)	(4,730,012)	3,744,458	(1,082,303)
Total Shareholder's Equity (Deficit)	6,420,459	4,715,600	1,581,773	(6,297,373)	6,420,459

(2)	Represents the elimination of intercompany balances among ATRenew Inc., subsidiaries, the former VIE and its subsidiaries.

Selected condensed consolidated cash flows data

	For the Year Ended December 31, 2019
	ATRenew Inc.	Subsidiaries		VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash used in operating activities	—	(56,288)		(354,506)	—	(410,794)
Investments in subsidiaries, former VIE and former VIE’s subsidiary	(584,758)	—		—	584,758	—
Loan to Group companies	—	(510,751)	#	—	510,751	—
Other investing activities	—	(137,525)		(166,824)	—	(304,349)
Cash (used in) provided by investing activities	(584,758)	(648,276)		(166,824)	1,095,509	(304,349)
Capital contribution from Group companies	—	584,758		—	(584,758)	—
Borrowings under loan from Group Companies	—	—		510,751	(510,751)	—
Other financing activities	469,636	—		(13,885)	—	455,751
Cash (used in) provided by financing activities	469,636	584,758		496,866	(1,095,509)	455,751

	For the Year Ended December 31, 2020
	ATRenew Inc.	Subsidiaries		VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash used in operating activities	—	(148,647)		(264,221)	—	(412,868)
Investments in subsidiaries, former VIE and former VIE’s subsidiary	(500,551)	—		—	500,551	—
Loan to Group companies	—	(160,332)		—	160,332	—
Other investing activities	—	25,309		(6,684)	—	18,625
Cash (used in) provided by investing activities	(500,551)	(135,023)		(6,684)	660,883	18,625
Capital contribution from Group companies	—	500,551		—	(500,551)	—
Borrowings under loan from Group Companies	—	—		160,332	(160,332)	—
Other financing activities	575,196	459		354,307	—	929,962
Cash (used in) provided by financing activities	575,196	501,010		514,639	(660,883)	929,962

	For the Year Ended December 31, 2021
	ATRenew Inc.	Subsidiaries		VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash used in operating activities	(4,295)	(230,857)		(782,810)	—	(1,017,962)
Investments in subsidiaries, former VIE and former VIE’s subsidiary	(2,589,491)	—		—	2,589,491	—
Loan to Group companies	—	(3,013,992)		—	3,013,992	—
Collection of loan repayments from Group companies	—	700,000		—	(700,000)	—
Other investing activities	(32,427)	25,524		(663,499)	—	(670,402)
Cash (used in) provided by investing activities	(2,621,918)	(2,288,468)		(663,499)	4,903,483	(670,402)
Capital contribution from Group companies	—	2,589,491		—	(2,589,491)	—
Borrowings under loan from Group Companies	—	—		3,013,992	(3,013,992)	—
Repayment of loan from Group companies	—	—		(700,000)	700,000	—
Other financing activities	2,594,868	—		(305,245)	—	2,289,623
Cash (used in) provided by financing activities	2,594,868	2,589,491		2,008,747	(4,903,483)	2,289,623

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Below is a summary of material risks we face, organized under relevant headings. Full-fledged discussion of these risks can be found in the section headed “Risk factors.”

Risks Related to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•	Our industry is rapidly evolving and our business model may not continue to be successful or achieve wide acceptance as we anticipated;
•

If we fail to attract and engage consumers, third-party merchants or other participants in the pre-owned consumer electronics value chain, or provide them with superior experience, our business and reputation may be materially and adversely affected;

•	If we are unable to maintain our existing customer base and attract new customers, our business, financial condition and results of operations may be materially and adversely affected;
•	Any deterioration in our relationships with our major business partners, such as JD Group, may adversely affect our business prospects and business operations;
•	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected;
•	We are not profitable and have negative net cash flows from operating activities, which may continue in the future;
•

The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations;

•	Our operations have been and may continue to be affected by the COVID-19 pandemic;
•	We may not be able to effectively and accurately inspect, grade and price pre-owned goods, in particular, consumer electronics;
•

The price differences between our collection and resale of pre-owned consumer electronics in connection with our self-operated transactions and the fees we charge from transactions on our online marketplaces may fluctuate or decline in the future. Any material decrease in such fees or price differences would harm our business, financial condition and results of operations;

•	If we are unable to expand our AHS store network successfully, our business or results of operations would be adversely affected;
•

We rely on our AHS store partners to expand our AHS store network. Failure by our AHS store partners to provide satisfactory products or services and successfully operate offline AHS stores or any illegal actions or misconduct of our AHS store partners could materially and adversely harm our reputation, business and results of operations;
•	Failure to successfully operate offline AHS stores could materially and adversely harm our reputation, business and results of operations;
•	The successful operations of our PJT Marketplace and Paipai Marketplace depend on our ability to maintain and attract more third-party merchants and consumers to our online marketplaces;
•	We are subject to various risks in connection with our cooperation with third-party merchants;
•

Privacy concerns relating to pre-owned consumer electronics and the collection, store and use of customer information could deter current and potential customers from choosing our products or services, damage our reputation, impede our business growth and thus negatively impact our business; and

•	Our expansion into new product categories and offering of new services may expose us to new challenges and more risks.

Risks Related to Our Corporate Structure

We and the consolidated affiliated entities face risks and uncertainties related to our former corporate structure, including, but not limited to, the following:

•

If the PRC government finds that the agreements that establish the structure for operating certain of our businesses in China did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the consolidated affiliated entities.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
•	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us;
•	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs;
•

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects;

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws;
•

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections; and

•

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

General Risks Related to The ADSs

In addition to the risks described above, we are subject to general risks related to the ADSs and this offering, including, without limitation, the following:

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you;
•

Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;

•	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders; and
•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Risks Related to Our Business and Industry

Our industry is rapidly evolving and our business model may not continue to be successful or achieve wide acceptance as we anticipated.

The pre-owned consumer electronics transactions and services industry in China is still at an early stage of development and is rapidly evolving. There are few well-established and widely-accepted transactions and services platforms for pre-owned consumer electronics, nor are there any industry standards in pricing pre-owned consumer electronics and the pre-owned consumer electronics transactions and services market in general. Since the commencement of our business operations in 2011, we have also been trying different business strategies to explore the most effective business model for our operations. Although we are now the leader in the pre-owned consumer electronics transactions and services industry in China, we believe that our business model is novel and we have a limited operating history on which investors can evaluate our business and prospects. Specifically, we only began operating our merchant online marketplace, PJT, in late 2017 and our consumer online marketplace, Paipai, in 2019 and we have not yet demonstrated our ability to generate significant revenue or be profitable. There is no guarantee that our business model will continue to be successful or achieve wide acceptance as quickly or in a magnitude as we anticipated. As there are few comparable companies and established players in the market, we have to explore different business practices, formulate pricing strategies, set up procedures and standards by ourselves and learn from our own experience. Given that we have a limited history operating online marketplaces, we cannot assure you that we will be able to successfully anticipate and respond to industry trends and customer behavior, especially as we continue to broaden our customer base and diversify our product offerings. A potential investor in our ADSs should carefully consider the risks and difficulties frequently encountered by companies in an early stage of development, as well as the risks we face due to our participation in a new and rapidly evolving industry, and our attempt to execute on a new and untested business model. Our business model may not be successful, or we may not successfully overcome the risks associated with this business model.

If we fail to attract and engage consumers, third-party merchants or other participants in the pre-owned consumer electronics value chain, or provide them with superior experience, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to engage consumers, third-party merchants or other participants in the pre-owned consumer electronics value chain and our ability to provide a superior experience to them, which in turn depends on a variety of factors. These factors include our ability to

•	expand into new product categories and provide additional value-added services in a timely manner to address evolving demand of consumers and third-party merchants,
•	maintain the reliability of our inspection, grading and pricing process,
•	deliver to consumers and third-party merchants products of quality that meet their expectations,
•	attract and manage consumers and third-party merchants on our online marketplaces,
•	continue to offer competitive prices for pre-owned consumer electronics/goods,

•	continue to cooperate with existing business partners or develop new business partners,
•	continue to innovate and enhance the functionality, performance, reliability, design, security, and scalability of our platform,
•	maintain and improve operating efficiency, reliability and customer experience of online transactions and service quality of our offline networks and personnel,
•	continue to expand our AHS store networks,
•	leverage technology and data to improve our services, and
•	provide superior after-sales service.

We cannot guarantee you that we will always be able to provide a superior experience to consumers and third-party merchants as our business continues to evolve. Failure to do so could materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain our existing customer base and attract new customers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to maintain our existing customer base and attract new customers, including consumers and third-party merchants, to our platform. In order to expand our customer base, we have established our platform with both online and offline channels to maximize our access to potential consumers who intend to trade in or sell their personal electronics. We have also cooperated with well-known cell phone brands to provide potential buyers with a trade-in option. In addition, we also partnered with JD Group to acquire user traffic for our platform. However, we cannot assure you we will be successful in maintaining our existing customer base and attracting new customers. The pre-owned consumer electronics transactions and services industry in China is still at an early stage of development. Consumers may not be willing to trade in or recycle their personal electronics or purchase pre-owned consumer electronics for various reasons. Our existing consumers who are receptive to trade-in or recycling of personal electronics or purchasing pre-owned consumer electronics may find services provided by our competitors more attractive and choose to trade in, recycle or purchase on our competitors’ platforms. As a result, we may not be able to effectively maintain and grow our customer base, which would result in a lower volume of pre-owned consumer electronics traded on our platform and thus negatively and adversely affect our business, financial condition and results of operations. Furthermore, public perception that pre-owned consumer electronics sold on our platform may be counterfeit or defective, even if factually incorrect or based on isolated incidents, could damage our reputation and have a negative impact on our ability to attract new customers or retain existing customers. If we are unable to maintain or increase positive awareness of our platform and our services, it may be difficult for us to maintain and grow our customer base, and our business, growth prospects, results of operations and financial condition may be materially and adversely affected.

Any deterioration in our relationships with our major business partners, such as JD Group, may adversely affect our business prospects and business operations.

Collaboration with our business partners such as JD Group and consumer electronics brands has been our key strategy to grow our customer base and increase the supply of pre-owned consumer electronics. Our business has benefited from our collaborations with our major business partners and we expect to continue to rely on them for the foreseeable future. See “Item 4. Information on the Company— B. Business Overview—Our Strategic Partners” for more details of our collaboration with our business partners. If we are unable to maintain our cooperative relationships with any of these business partners, it may be very difficult for us to identify qualified alternative business partners, and may divert significant management attention from existing business operations and adversely impact our daily operation.

In June 2019, we entered into a five-year framework business cooperation agreement, as amended, with JD Group covering extensive cooperation in areas such as user traffic, marketing, research and development, commission sharing, supply chain and logistics, and customer service and after-sales services. In 2020 and 2021, the GMV of the pre-owned consumer electronics we collected through our AHS Recycle from JD Group’s platforms accounted for approximately 10.0% and 8.7% of our total GMV, respectively. If we are unable to maintain our collaboration with JD Group or if JD Group builds or invests in similar business as ours after the term of the agreement, our business, results of operations and financial condition would be materially and adversely affected.

Even if we are able to maintain our relationship with JD Group, if JD Group experiences a business deterioration, a decline in market position or market share, or a damage to its brand image or reputation, our business and results of operations may also be negatively affected due to our reliance on and close relationship with JD Group and our customers’ trust on us may also diminish. In the event that we fail to maintain our relationship with JD Group, we cannot assure you that we will be able to establish a similar cooperative relationship with a comparable business partner under commercially reasonable terms in a timely manner. In addition, our business collaboration arrangement with JD Group contains certain undertakings made by JD Group that are beneficial to us. These undertakings, however, are contingent on our continuing to meet certain conditions. If we are unable to meet these requirements, the scope of our collaboration with JD Group could diminish significantly and the business collaboration arrangement with JD Group could even be terminated under certain circumstance, all of which could materially and adversely affect our business, results of operations and financial condition.

In addition to our strategic relationship with JD Group, JD Group also has a significant influence on our overall business operations. As of February 28, 2022, JD Group holds approximately 33.0% of our total issued and outstanding shares and approximately 35.8% of the total voting power of our shares. As a result, JD Group may have a conflict of interest with us and prevent us from engaging in transactions that may be beneficial to you as a holder of ADSs.

Apart from JD Group, we have also entered into business collaboration arrangements with other business partners, such as branded consumer electronics manufacturers and distributors, to expand source of supply for pre-owned consumer electronics. We cannot assure you that we are able to maintain our relationships with our major business partners in the future. We may not be able to successfully extend or renew our current business collaboration arrangements with these business partners on commercially reasonable terms, or at all, upon expiration or early termination of the current arrangements. Furthermore, we, our employees and our business partners may inadvertently breach certain provisions and therefore subject us to liabilities under these arrangements. Disputes may also arise due to reasons that we are unable to foresee. If we are unable to resolve disputes with our business partners, we may not be able to continue our cooperation with them. In addition, certain of our business partners were sanctioned by the U.S. government. It is possible that we may have to cease cooperation with these business partners so as to be compliant with the relevant U.S. laws as a U.S. listed company. As a result, transaction volume on our platform, our results of operations and financial conditions could be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further expand our sources of supply and continue to empower industry participants. For example, we plan to further expand our AHS store network into lower-tier cities and strengthen our cooperation with JD Group to increase customer traffic on our platform. In addition, we plan to further strengthen the industry leading infrastructure and standards we established by further upgrading our operations centers to improve the accuracy, speed, and cost-effectiveness of our proprietary inspection, grading, and pricing of pre-owned devices. To support our growth, we will also continue to improve our technology capabilities, such as upgrading our operation centers with new automation technologies and further optimizing our pricing engine by continuing to leverage the data insights, and grow our international presence by collaborating with resellers in new geographic locations such as South East Asia, Latin America, and Africa to increase the global circulation of pre-owned devices from China and export our technology and service offerings to device resellers in these international markets. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We are not profitable and have negative net cash flows from operating activities, which may continue in the future.

We have not been profitable since our inception in 2011. We incurred net losses of RMB704.9 million in 2019, RMB470.6 million in 2020 and RMB816.5 million (US$128.1 million) in 2021, respectively. In addition, we had negative net cash flows from operating activities of RMB410.8 million in 2019, RMB412.9 million in 2020 and RMB1,018.0 million (US$159.7 million) in 2021. We may continue to make significant investments in technologies and further develop and expand our business and these investments may not result in an increase in revenue or positive net cash flows from our operations on a timely basis, or at all.

We may incur substantial losses and negative net cash flows from our operations in the future for a number of reasons, including decreasing demand or slower than expected increase in demand for pre-owned consumer electronics and our services, increasing competition, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If our revenues decrease, we may not be able to reduce our costs and expenses proportionally in a timely manner because a significant portion of our costs and expenses are fixed. In addition, if we reduce our costs and expenses, we may limit our ability to acquire consumers and third-party merchants and grow our revenues. Accordingly, we may not be able to achieve profitability and we may continue to incur net losses in the future.

The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations.

The success of our business depends, to a significant extent, on the level of consumer demand and discretionary spending both in China and in the international markets where we operate. A number of factors beyond our control may affect the level of consumer demand and discretionary spending on merchandise that we offer, including, among other things:

•	general economic and industry conditions;
•	disposable income of consumers;
•	discounts, promotions and merchandise offered by our competitors;
•	negative reports and publicity about the pre-owned consumer electronics transactions and services industry;
•	outbreak of viruses or widespread illness, including COVID-19 caused by the novel coronavirus;
•	unemployment levels;
•	minimum wages and personal debt levels of consumers;
•	access to consumption loans by consumers;
•	consumer confidence in future economic conditions;
•	fluctuations in the financial markets; and
•	natural disasters, war, terrorism and other hostilities.

Reduced consumer confidence and spending cut backs may result in reduced demand for pre-owned consumer electronics sold on our online marketplaces. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions and any related decrease in consumer demand for pre-owned consumer electronics could have a material adverse effect on our business, financial condition and results of operations. For example, COVID-19 pandemic has reduced the number of trips consumers make to brick-and-mortar stores, including offline AHS stores. COVID-19 pandemic has also resulted in a severe and negative impact on the Chinese and the global economy. Negative economic conditions related to this outbreak may limit the consumer confidence and the amount of disposable income available to consumers, which may impact our consumer demand. Whether the pandemic will lead to a prolonged downturn in the economy is still unknown. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business disruptions, interrupted supply chains and difficulties in travel. Our business has been adversely affected by the outbreak of COVID-19. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has been slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including but not limited to the surrounding Asian countries, which may potentially have economic impact. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

In addition, many of the factors identified above also affect commodity rates, transportation costs, interest rates, costs of labor, insurance and healthcare, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in other laws and regulations and other economic factors, all of which may impact our cost of sales, our selling and distribution expenses, and general and administrative expenses, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations have been and may continue to be affected by the COVID-19 pandemic.

Our business and financial performance have been adversely affected by the outbreaks of COVID-19. In order to protect the health and well-being of our employees and consumers, we and our AHS store partners started to temporarily close offline AHS stores in China in late January 2020 and reduced operating hours at offline AHS stores that remained open. We also closed our headquarters and offices and made remote working arrangements. The unplanned store closures, resulted in peak closures of a vast majority of offline AHS stores in China in early February 2020. Since that time, the vast majority of offline AHS stores and our headquarters and offices have been reopened in a disciplined manner. By the end of March 2020, all offline AHS stores in China had reopened and operated under normal business hours. Due to such store closures, our operating results in the first quarter of 2020 was negatively affected. The store closure also negatively affected the expansion of our AHS store network. In the first half of 2020, we experienced a decrease in the number of offline AHS stores in China. Our GMV for product sales for the first quarter of 2020 was adversely affected by the temporary closure of offline AHS stores, which negatively affected our collection of pre-owned consumer electronics through offline AHS stores. GMV for product sales decreased from RMB831.5 million in the first quarter of 2019 to RMB625.0 million in the first quarter of 2020. In addition, our inventory level was also negatively affected by such store closures. See “—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information. Besides, we also temporarily closed our regional operation centers in early 2020 due to COVID-19 outbreak. See “—We are subject to certain risks relating to third-party logistics services and our operation centers” for more information.

In 2021, a series of resurgences of COVID-19 pandemic due to different variants of the virus occurred across the country, which caused temporarily closure of certain AHS stores as well as the city-level operation stations, lasting for approximately 1 to 1.5 month every time. Compared to 2020, COVID-19 had less negative impact on our store expansion and operating results in 2021. COVID-19 remains a global pandemic and different variants of coronavirus have also emerged in different locations around the world. As COVID-19 pandemic continues to rapidly evolve and there is great uncertainty as to the future progress of the disease, we cannot anticipate with any certainty the length or severity of the effects of COVID-19. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we or our business partners have business operations.

We may not be able to effectively and accurately inspect, grade and price pre-owned goods, in particular, consumer electronics.

We provide inspection, grading and pricing services for a large portion of pre-owned consumer electronics sourced by third-party merchants and sold on our online marketplaces. We also inspect, grade and price pre-owned consumer electronics we collect before selling them on our online marketplaces. As there are no uniform or established standards or practices for inspecting, grading and pricing pre-owned consumer electronics in the market, we have developed our own inspection procedures, grading system and pricing mechanism over years of our business operations. We cannot assure you that our business practices represent the best practice in the pre-owned consumer electronics transactions and services industry or that they will yield maximum commercial benefits. We may not be able to identify all potential defects of pre-owned consumer electronics traded on our platform and grade them accurately. Even if we are able to do so, we cannot guarantee you that the prices we assign to those pre-owned consumer electronics reflect the actual or fair value of those pre-owned consumer electronics. If consumers or third-party merchants on our platform believe that the prices determined or suggested by us do not reflect the fair value or their deemed value of the pre-owned consumer electronics they are going to sell on our online marketplaces, they may choose other platforms over us, which in turn would result in our losing of customer base, a decline in transaction volume on our online marketplaces and/or a decrease in the supply of pre-owned consumer electronics, either of which could materially and adversely affect our business, results of operations and financial condition.

The price differences between our collection and resale of pre-owned consumer electronics in connection with our self-operated transactions and the fees we charge from transactions on our online marketplaces may fluctuate or decline in the future. Any material decrease in such fees or price differences would harm our business, financial condition and results of operations.

We generate revenues primarily by earning the price differences between our collection and resale of pre-owned consumer electronics, and by charging fees and commissions for transactions and services we provide on our online marketplaces, such as commission fee on our merchant and consumer marketplaces and transaction service fee for value-added services on our consumer marketplace. Maintaining and growing our revenues depends on a number of factors, including:

•	our ability to deliver superior services;
•	our ability to attract consumers, third-party merchants, and other participants in the pre-owned consumer electronics value chain;
•	the average unit price of pre-owned consumer electronics sold on our platform, which may decrease as a result of, among other things, rolling-out of new generations of consumer electronics;
•	the average commission rate and the average value-added service fee rate that we charge per transaction, which is subject to market condition and competition;
•	our ability to maximize the price differences between the acquisition prices and resale prices;
•	our ability to expand sources of supply for pre-owned consumer electronics;
•	our ability to reach the end-consumers with the pre-owned consumer electronics sold on our platform; and
•	fluctuation in other macro-economic changes.

Any failure to adequately and promptly address any of these risks and uncertainties would materially and adversely affect our business and results of operations.

If we are unable to expand our AHS store network successfully, our business or results of operations would be adversely affected.

We plan to further expand our AHS store network, including automatic recycling kiosks, in lower-tier cities. However, we may not be able to expand our AHS store network as we planned. AHS store network expansion has required and will continue to require substantial investments and commitment of resources. The number and timing of the offline AHS stores actually opened and kiosks placed during any given period are subject to a number of risks and uncertainties, including but not limited to our ability to:

•	identify locations with large customer traffic and commercial potential;
•	secure leases on commercially reasonable terms;
•	identify suitable business partners to join our AHS store network;
•	efficiently manage our time and cost in relation to the design, decoration and pre-opening processes for AHS stores;
•	successfully operate AHS stores, including offering superior customer experience;
•	maintain a positive image of AHS stores;
•	cooperate with more AHS store partners and third parties to install more kiosks;

•	obtain a sufficient number of kiosks to be installed in AHS store network and various other locations;
•	obtain adequate funding for development and expansion costs;
•	obtain the required licenses, permits and approvals; and
•	recruit and retain talents with sufficient experience in the pre-owned consumer electronics transactions and services industry.

Particularly, we rely on business partners with local resources to join our AHS store network and open AHS stores. However, we may not be able to identify business partners with sufficient resources and strong local ties to collaborate with us. Even if we are able to attract a sufficient number of business partners to join our AHS store network, there is no assurance that they will be willing or able to renew their agreements with us, which may decrease the number of AHS stores in our AHS store network and negatively affect our store expansion plan. We will also need to carefully consider geographical locations of AHS stores in our AHS store network so as to reach consumers to the maximum extent while avoiding cannibalization resulting from geographical proximity among stores.

Any factors listed above, either individually or in aggregate, might delay or fail our plan to increase the number of AHS stores in desirable locations at manageable cost levels. Further, we may not be able to successfully operate our existing AHS stores and may choose to shut down certain AHS stores from time to time due to various reasons. For example, certain of offline AHS stores were shut down in the first half of 2020 primarily due to the COVID-19 outbreak. See “—Our operations have been and may continue to be affected by COVID-19 pandemic.”

Failure to successfully operate offline AHS stores could materially and adversely harm our reputation, business and results of operations.

We rely on offline AHS stores and kiosks to collect a large portion of pre-owned consumer electronics traded on our online marketplaces. AHS stores and kiosks also serve as a complement to our online AHS operations and help us reach consumers directly. The successful operation of AHS stores hinges on the ability to provide superior experience to consumers and business partners. If we are unable to provide a superior experience, our consumers and business partners may lose confidence in us. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and thus cause us to lose customers and market share. Apart from providing superior customer experience, there are also a number of other factors that may affect the successful operation of AHS stores, including, without limitation, our ability to secure premises for AHS stores in locations that are strategically beneficial to our business; our ability to adjust AHS store operations to timely respond to changes in market demand and consumer preferences; our ability to manage costs of in operating AHS stores; our ability to handle negative publicity, allegations, and legal proceedings; our ability to ensure full compliance with relevant laws and regulations, and maintain adequate and effective control, supervision and risk management over AHS stores; and our ability to monitor the overall operation of AHS stores. If we are unable to operate AHS stores successfully, we and our business partners will have to shut down underperforming AHS stores. In 2019, 2020 and 2021, we closed approximately 298 AHS stores and may continue to do so in the future. We may also terminate our cooperation with our AHS store partners if their business, financial conditions and operating results are below our expectation. In the past, we terminated our cooperation with certain number of AHS store partners due to the underperformance of certain AHS stores. In addition, if our AHS store partners run into financial difficulties or even become bankrupt as a result of unsuccessful operation, our business and results of operations would be adversely affected.

We rely on our AHS store partners to expand our AHS store network. Failure by our AHS store partners to provide satisfactory products or services and successfully operate offline AHS stores or any illegal actions or misconduct of our AHS store partners could materially and adversely harm our reputation, business and results of operations.

In addition to our directly operated AHS stores, we also cooperate with AHS store partners to jointly operate a large number of AHS stores. As of December 31, 2021, 692 of all 1,287 AHS stores were either jointly operated by us or by our AHS store partners. We believe consumers expect the same quality of our products and services regardless of whether they visit a store operated directly by us or by our AHS store partners, so we provide trainings to the store operation personnel and offer other necessary supports to help with store management. Besides, we conduct regular reviews of our AHS store partners and will reduce or even terminate our cooperation with those who do not meet our standards. Successful operations of jointly-operated stores directly affect our results of operations.

However, our AHS store partners are independent from us. Despite the fact that we have direct access to key operational data of jointly-operated stores, we do not have a complete control on every aspect of the store operation. The efficiency and effectiveness of the store operations may be compromised if we fail to effectively monitor the store operations. Even if we can effectively monitor the operation of these AHS stores, there are still a number of factors beyond our control which may result in failure by our AHS store partners to successfully operate AHS partner stores in a manner consistent with our standards and requirements. For example, despite the training and support we provide to the AHS partner stores, our AHS store partners may not be able to hire qualified clerks and other store operating personnel or provide optimal customer services, encounter financial difficulties or fail to achieve expected number of orders, which may negatively affect our results of operations. If our AHS store partners are unable to provide a superior customer experience, consumers may lose confidence in us. While we have the right to terminate our agreements with AHS store partners if they breach any material provisions of these agreements, we may not be able to identify problems and take action in a timely manner. As a result, our image and reputation may suffer, and our results of operations could be adversely affected.

Since over 50% of AHS stores were either jointly operated by us or by our AHS store partners as of December 31, 2021, maintaining the relationship with our AHS store partners and attracting new AHS store partners to join our store network are important to our business and results of operations. We cannot guarantee you that we are able to maintain the relationship with our AHS store partners due to a number of factors, some of which are beyond our control. For example, if our products or services fail to attract consumers, our AHS store partners may experience sales declines. As a result, they may not be able to generate investment returns as they expected, and thus choose not to renew their agreements with us. Sales declines or unsuccessful operation of AHS stores could also arise from failures by our AHS store partners to lease premises in optimal locations with large consumer traffic and commercial potentials, hire and train qualified store managers or other sales personnel, insufficient experience in operating retail stores, and lack of overall store management experience, among others. As a result, our AHS store partners may terminate their agreements with us or choose not to renew such agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our AHS store partners. As a result, our AHS store partners may not be effectively motivated to provide trade-in services or continue the cooperative relationships with us. If our AHS store partners decide to shut down the stores they opened, we will refund the corresponding deposit to them. If our AHS store partners decide to shut down a large number of AHS stores within a very short period of time, we may need a large amount of cash to refund the deposits. As a result, we may experience liquidity risks. In addition, we may not be able to attract a sufficient number of new AHS store partners to join our network and open AHS stores, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

In addition, if our AHS store partners engage in any unlawful activities, fail to provide a satisfactory customer experience, or are involved in any claims, allegations, lawsuits, litigations, administrative penalties or other legal proceedings, with or without merits, no matter whether we are a party or not, we might also be subject to reputational risks. We also cannot guarantee that our AHS store partners will fully comply with relevant provisions in our agreements with them regarding various operational standards. If any of our AHS store partners engage in any type of illegal actions or misconducts, our business, reputation, financial condition and results of operations could be materially and adversely affected.

In the event that we become subject to claims caused by actions taken by our AHS store partners, we may seek compensation from or take other actions against the relevant AHS store partners. However, such compensation may be limited. For example, we may not be able to get fully compensated from our AHS store partners in case that our losses attributed to their actions exceed the maximum amount of indemnification we are able to seek from them. If no claim can be asserted against our AHS store partners, or amounts that we claim cannot be fully recovered from our AHS store partners, we may be required to bear such losses and compensation at our own costs, which could have a material and adverse effect on our business, financial condition and results of operations.

The successful operations of our PJT Marketplace and Paipai Marketplace depend on our ability to maintain and attract more third-party merchants and consumers to our online marketplaces.

Third-party merchants and consumers play an important role in the successful operations of our online marketplaces. In terms of GMV, 61.2% and 67.7% of the pre-owned consumer products on our PJT Marketplace, and 93.0% and 83.7% of the pre-owned consumer products on our Paipai Marketplace, were sold by third-party merchants in 2020 and 2021, respectively. As a result, attracting and maintaining our relationship with consumers and third-party merchants to our online marketplaces are critical to our business and results of operations. However, we may not be able to do so due to a number of factors, some of which are beyond our control. For example, if the transaction volume or the number of users on our marketplaces drop significantly, our third-party merchants may experience sales declines. As a result, they may not be able to generate profits as they expected, and thus choose not to renew their agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our third-party merchants or provide value-added services that meet the demand of third-party merchants. As a result, our third-party merchants may not be effectively motivated to sell more products or maintain the relationship with us. In addition, we may not be able to attract or maintain our existing customer base on our online marketplaces, which could result in a decline in the transaction volumes and thus negatively affect our business and results of operations.

We are subject to various risks in connection with our cooperation with third-party merchants.

Even if we are able to maintain our relationship with third-party merchants and attract more third-party merchants and consumers to our online marketplaces, we are subject to various risks in connection with third-party merchants. We do not have as much control over the quality of pre-owned products sold by third-party merchants on our online marketplaces as we do over the products that we sell directly ourselves. In particular, under POP model, we do not inspect pre-owned consumer electronics sold by them on our platform, nor do we determine the prices of those products, which makes it more difficult for us to ensure that consumers and third-party merchants get the same high-quality products and services for all products sold on our marketplaces. If any third-party merchant fails to adhere to our quality standards and requirements, fails to timely deliver the products to buyers, delivers products that are defective or materially different from description, sells counterfeit or unlicensed products, or sells products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party merchant, the reputation of our online marketplaces and our brands could be materially and adversely affected and we could face claims to hold us liable for the losses. Moreover, despite our efforts to prevent it, some products sold on our online marketplaces may compete with the products we sell directly, which may cannibalize our sales on our online marketplaces. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

Privacy concerns relating to pre-owned consumer electronics and the collection, storage and use of customer information could deter current and potential customers from choosing our products or services, damage our reputation, impede our business growth and thus negatively impact our business.

Concerns about mishandling personal information or other private and sensitive information stored in pre-owned consumer electronics, even if unfounded, or a general lack of confidence in the security of privacy in connection with pre-owned consumer electronics could deter current and potential consumers or third-party merchants from using our services, damage our reputation, cause us to lose consumers or third-party merchants and adversely affect our operating results. In addition, we collect, store and use personal information of our consumers or third-party merchants to provide better services. While we strive to comply with applicable data protection laws and regulations, as well as our own privacy policies and other obligations we may have with respect to privacy and data protection, failure or perceived failure to comply may result, and in some cases has resulted, in customer complaints, and may also result in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users, consumers or third-party merchants, and have an adverse effect on our business. In addition, any systems failure or compromise of our security that results in the unauthorized access to or release of our customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We strictly limit third-parties’ access to customer privacy data, and we expend significant resources on technology and our daily operations to protect against leakage of customer information and other security breaches. Nonetheless, given its great commercial value, customer data may still be hacked and misused by third parties, which could expose us to legal and regulatory risks and seriously harm our business.

The PRC regulatory requirements regarding cybersecurity, data protection and personal information protection are constantly evolving. On May 28, 2020, the National People’s Congress of the PRC enacted the Civil Code of the People’s Republic of China, or Civil Code, which came into effect on January 1, 2021. The Civil Code, in addition to the systematic codification of provisions from existing legislations, establishes general principles of privacy right and the protection of personal information, and provides clearer legal basis for civil actions against privacy and personal information related infringements and breaches. Before the enaction of the Civil Code, more specific provisions in relation to personal information protection are mainly set out in existing legislations including the PRC Cyber Security Law (effective from June 1, 2017), the PRC E-commerce Law (effective from January 1, 2019), and the PRC Consumer Rights Protection Law (latest revision effective from March 15, 2014). Further, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Data Security Law on June 10,

2021, which became effective from September 1, 2021. Also, the PRC Personal Information Protection Law was enacted on August 20, 2021, which became effective on November 1, 2021.These two laws, together with the PRC Cyber Security Law, form the over-arching framework that governs data protection and cybersecurity in China. The PRC Cyber Security Law has a focus on cybersecurity and the protection of the critical information infrastructure, while the PRC Data Security Law focuses on regulating “important data” and data processing activities that would have an impact on national security. The PRC Personal Information Protection Law focuses on protecting personal information. See Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security” for more details.

Following the promulgation of the above two laws, the PRC governmental authorities have enacted or are in the process of formulating a series of regulations and policies to enhance the protection of cybersecurity, data security and personal information. On October 29, 2021, the CAC published the Safety Assessment Measures for Data Outbound Transfer (Draft for Comments). On November 14, 2021, the CAC published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. On December 28, 2021, the CAC and other PRC governmental authorities jointly released the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information which intends to be listed in a foreign country are subject to a cybersecurity review. On February 10, 2022, the MIIT published an updated draft of Data Security Management Measures in the Field of Industry and Information Technology (Draft for Comments) to solicit public comments, which provides the definitions of “core data” and “important data” in the field of industry and information technology. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security” for more details.

The above laws, regulations and policies in China can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, the scope of “core data” and “important data,” two important concepts in the PRC Data Security Law, are yet to be clearly defined in the industry we operate. It is also uncertain whether we would be deemed to be a “critical information infrastructure operator”, or CIIO, pursuant to the Regulations on Security Protection of Critical Information Infrastructure. Were we deemed to a CIIO, we would be required to fulfill certain obligations under the PRC cybersecurity and data privacy laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China. It is also uncertain whether and when the Regulations of Cyber Data Security Management (Draft for Comments) and other draft measures will be adopted, and if the adopted version will contain the same provisions as those draft measures. If the adopted version of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by CIIOs, data processors or other companies as proposed in the draft measures, we face uncertainties as to whether we should obtain such clearance as a listed company in the United States and whether such clearance can be timely obtained, or at all. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy and data protection in China, we cannot assure you that we will be in full compliance with such new laws, regulations and obligations in all respects. The MIIT ordered on December 9, 2021 that a total of 106 apps to be taken down across app stores for infringing on user privacy. Our mobile app, Aihuishou (V5.8.3 in Xiaomi Appstore), was among the 106 apps due to “excessively collecting personal information.” After that, we have taken appropriate corrective actions and later had our app Aihuishou relaunched on the app stores. Any failure to comply with such laws, regulations and obligations in the future may result in the suspension of our relevant businesses, take-down of our operating apps, or subject us to other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

Information and data privacy legislations have also been evolving significantly in other jurisdictions these years. For example, in the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, presents increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. In the United States, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security. For example, California recently enacted the California Consumer Privacy Act, which, among other things, requires new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. Outside of the European Union and the U.S., many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency. New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged and we could be subject to additional litigation and regulatory risks.

Our expansion into new product categories and offering of new services may expose us to new challenges and more risks.

As of December 31, 2021, approximately 70.9% and 57.4% of the pre-owned consumer products traded on our PJT Marketplace and Paipai Marketplace, respectively, were cell phones. In recent years, we have expanded our business to cover more types of pre-owned consumer electronics, such as laptops, tablets and drones. In the future, we may expand our business to cover more diversified pre-owned product categories, such as bags and various household goods, and provide new services, such as launching our premium paid membership program and offline boutique retail stores, to further attract consumers and third-party merchants and increase the transaction volumes on our platform. Expansion into diverse new product categories and service offerings involves new risks and challenges. Our lack of familiarity with these products and services and lack of relevant customer data relating to these products and services may make it more difficult for us to anticipate customer demand and preferences. We may also be unable to effectively inspect and control the quality of these pre-owned goods appropriately or we may misjudge customer demand on our new service offerings. We may also face costly product liability claims, which would harm our brand and reputation as well as our financial performance. If competition in the new product and service categories intensifies, we may have to price aggressively and invest heavily to gain market share or remain competitive, which may adversely affect our profitability. As a result of various uncertainties and risks, it may be difficult for us to achieve profitability in the new product and service categories and our profit margin in these categories, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product and service categories.

We may incur liability or become subject to claims or administrative penalties for stolen products sold on our platform or counterfeit, infringing, illegal or unauthorized products sold on our platform.

Pre-owned consumer electronics sold on our online marketplaces are sourced by us or third-party merchants from various channels. We have adopted measures to verify the authenticity and authorization of pre-owned consumer electronics sold on our online marketplaces and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products. We have also invested heavily in our inspection and authentication processes and we reject items we believe to be counterfeit. However, we cannot assure you that we are able to identify any and all unauthorized, counterfeit or illegal products, especially components and parts or accessories of the pre-owned consumer electronics, that infringe third parties’ intellectual property rights given the large amount of pre-owned consumer electronics being inspected. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit pre-owned consumer electronics and their components, parts and accessories. In terms of GMV, in 2020 and 2021, 32.7% and 32.6% of the pre-owned consumer products sold on our PJT Marketplace, and 93.0% and 69.3% of the pre-owned consumer products on our Paipai Marketplace, were inspected by third-party merchants as opposed to going through our inspection procedures, respectively. Under our standard form agreements, we typically require third-party merchants to indemnify us for any losses we suffer or any costs that we incur if the pre-owned consumer electronics they sell on our online marketplaces are stolen products or counterfeit, unauthorized or refurbished products. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. In the event that counterfeit, unauthorized or infringing products are sold on our online marketplaces or infringing content is posted on our online marketplaces, we could face claims that may subject us to liabilities. If we fail to identify any infringing pre-owned consumer electronics including components and parts or accessories and such products are sold to purchasers, we may be subject to infringement claims and our reputation will also be harmed. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further selling the relevant products. Potential liabilities we may be subject to under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit products include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged.

In addition, stolen products were and may continue to be sold on our online marketplaces, which could also result in negative publicity, and thus damage our reputation. Pursuant to relevant PRC regulations, we, as the operator of AHS Recycle, are required to record information of each pre-owned consumer electronic product sourced by us and we would be subject to administrative penalties or even criminal liability if we knowingly engage in any sale of stolen pre-owned consumer electronic product that we sourced from other parties. We have been complying with the above information recording requirement and we have also been cooperating with the Shanghai Public Security Bureau to crackdown the sales of stolen products on our online marketplaces. However, third-party sellers’ actions are beyond our control and we cannot guarantee you that our online marketplaces will not be used as a channel by certain sellers to dispose of illegal products. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

If we fail to adopt new technologies or adapt our websites, mobile apps and systems to changing user or customer requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful or ineffective, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our mobile apps, websites and our business operation systems. The industries we operate in are characterized by rapid technological evolution, changes in user or customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. For example, we depend on the automation of our operation centers and the development and application of advanced technologies applied in our operation centers to effectively and efficiently inspect, grade and price the pre-owned consumer electronics we procure. In recent years, we invested in the development of many new technologies, such as supply sourcing technology and inspection, certification and pricing technology. The development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet user or customer requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We may not be able to sustain our historical growth rates in the future.

We have experienced rapid growth since we commenced our business in 2011. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for any number of possible reasons, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the pre-owned consumer electronics transactions and services industry in China, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

Any harm to our brands or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our brands, such as All Things Renew (万物新生), or ATRenew, AHS (爱回收), PJT (拍机堂) and Paipai (拍拍), among consumers and third-party merchants have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brands are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•	provide a superior experience to consumers and third-party merchants, and enhance their trust in us;
•	maintain the popularity, attractiveness, diversity and quality of the products and services we offer;

•	maintain the reliability of our inspection, grading and pricing process;
•	continue to offer competitive prices for pre-owned consumer electronics/goods;
•	maintain or improve the satisfaction of consumers and third-party merchants with our after-sales services;
•	support third-party merchants to provide satisfactory customer experience through our online marketplaces;
•	increase brand awareness through marketing and brand promotion activities; and
•

preserve our reputation and goodwill in the event of any negative publicity, including those on customer service, customer relationships, product quality, or other issues affecting us or other pre-owned consumer electronics transactions and services businesses.

We have received in the past, and we may continue to receive in the future, communications or complaints alleging that pre-owned consumer electronics sold through our platform are counterfeit, defective, inconsistent with the information provided on our platform, or the services provided by us are unsatisfactory to our consumers and third-party merchants. The information we include on our platform is collected and maintained by us, which may not be accurate or complete due to human error, technological issues or willful misconduct. Moreover, if third-party merchants experience difficulties in meeting our requirements or standards or provide inaccurate or unreliable information to us, we may be subject to legal liabilities for the actions or services of those third-party merchants and we may fail to maintain customer trust in our platform, which could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new consumers and third-party merchants or retain our current consumers and third-party merchants. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform and services, as well as pre-owned consumer electronics sold by us and third-party merchants through our online marketplaces, our business, growth prospects, financial condition and results of the operations could be materially and adversely affected.

In addition, negative news or media coverage of our business, our employees, our third-party service providers and business partners, our directors and management or our shareholders, including, without limitation, alleged failure to comply with applicable laws and regulations, alleged misrepresentation by our sales consultants or third-party agents, breach of data security, failure to protect user privacy, inappropriate business practices, disclosure of inaccurate operating data, negative information on blogs and social media websites, regardless of their validity, could damage our reputation. If we fail to correct or mitigate misinformation or negative information about us, including information spread through social media or traditional media channels, customer trust in us may be undermined, which would have a material adverse effect on our business, results of operations and financial condition.

If we fail to compete effectively, we may not be able to maintain or may lose market share and our business and results of operations would be materially and adversely affected.

We face intense competition in the pre-owned consumer electronics transactions and services industry in China. We compete for consumers, third-party merchants, orders, and pre-owned consumer electronics. See “Item 4.—Information on the Company—B. Business Overview—Competition.” Our competitors may have significantly more resources than we do, including financial, technological, marketing resources, and may be able to devote greater resources to the development and promotion of their platforms and services. They may also have deeper relationships with consumer electronics manufacturers, online marketplaces selling consumer electronics and other third-party service providers than we do. This could allow them to develop new services, adapt more quickly to changes in technology and to undertake more extensive marketing campaigns, which may render our platform less attractive to consumers and businesses and cause us to lose market share. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Moreover, intense competition in the markets we operate in may reduce our service fees and revenue, increase our operating expenses and capital expenditures, and lead to departures of our qualified employees. In addition, new and enhanced technologies may increase the competition in the pre-owned consumer electronics transactions and services industry. New competitive business models may also appear to increase the competition. We may also be harmed by negative publicity instigated by our competitors, regardless of its validity. We have encountered and may in the future continue to encounter unfair competition from our competitors, which may adversely affect our business and reputation. Failure to compete with current and potential competitors could materially harm our business, financial condition and our results of operations.

Misconduct or illegal actions of our third-party merchants or other business partners could materially and adversely affect our reputation, business, financial condition and results of operations.

We work with third parties in providing many of our services and products on our platform, such as consumer electronics brands and e-commerce platform through which we collect pre-owned consumer electronics, third-party merchants doing transactions on our platform, and third-party logistics service providers. We carefully select our third-party suppliers, merchants, service providers and business partners, but we are not able to fully control their actions. If these third parties fail to perform as we expect, experience difficulty in meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to consumers and third-party merchants, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, it could damage our business and reputation. In addition, if such third-party service providers cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we would suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing consumers and third-party merchants with similar services until we find or develop a suitable alternative. Furthermore, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business and results of operations would be materially and adversely affected.

We may be held liable for information or content displayed on or linked to our platform, which may materially and adversely affect our reputation, business and results of operations.

We may be held liable for inaccurate or incomplete information, including pre-owned product listings, that is available through or linked to our platform. The information we collect and use for pre-owned product listings may be inaccurate or incomplete due to errors or on the part of our employees or third-party information providers, or frauds. Failure to ensure the accuracy and integrity of such information, regardless of its source, could undermine customer trust, result in further administrative penalties and adversely affect our reputation, business and results of operations.

Failure to effectively deal with any misappropriation of our business opportunities, fictitious transactions or other fraudulent conduct would materially and adversely affect our business, financial condition and results of operations.

We may face risks with respect to fraudulent activities by our employees or third-party merchants. For example, we have previously identified certain employees’ misappropriation of our business opportunities at offline AHS stores. These employees purchased pre-owned consumer electronics themselves from consumers visiting AHS stores as opposed to performing their duties to complete the transactions with consumers on behalf of us. In order to combat such fraudulent activities, we installed surveillance system in AHS stores so that we are able to verify each transaction. In addition to misappropriation of our business opportunities, sellers on our marketplaces may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our online marketplace, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers, and may harm consumers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is. This activity may also result in inflated transaction volume from our online marketplace. Sellers on our platform may also engage in other fraudulent or illegal activities. For example, a seller on our platform engaged in illegal credit card encashment activities in the past. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that such measures will be effective in combating fraudulent activities. Moreover, illegal, fraudulent or collusive activities by our employees, such as fraud, bribery or corruption, could also subject us to liability or negative publicity or cause losses. For example, we incurred economic loss in the past due to a former employee’s fraudulent behavior in a procurement transaction. Although we have internal controls and policies with regard to the review and approval of sales activities and other relevant matters, our employees’ actions are beyond our control. We cannot assure you that our internal control measures and policies will prevent fraud or illegal activity by our employees. Negative publicity and user sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platform or by our employees could also severely diminish consumer confidence in us, reduce our ability to attract new or retain current consumers and third-party merchants, damage our reputation and diminish the value of our brand names, and materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully halt the operations of websites that aggregate our data as well as data from other companies, or “copycat” websites that misappropriate our data.

Due to the lack of widely accepted industry standards and practices and as a result of our industry leading position, we have seen certain websites aggregate certain data we generated in our business operations, such as pricing information for pre-owned consumer electronics. As of the date of this annual report, we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us. Since we have a large customer base and established the largest pre-owned consumer electronics transactions and services platform in China, we may become an attractive target to such attacks or misappropriations in the future because of our brand recognition in the pre-owned consumer electronics transactions and services industry in China. We cannot assure you that we will be able to successfully halt the operations of these websites or third parties. Failure to do so could damage our reputation, divert customer traffic or supply of pre-owned consumer electronics from us and thus maternally and negatively affect our business operations, results of operations and financial condition.

We rely on third-party payment service providers to conduct payment processing and escrow services on our marketplaces. If those services are limited, restricted, curtailed or degraded in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Our users make payments through a variety of methods, including payment on our marketplaces or through our third-party online payment service partners, such as Weixin and Orangebank (橙e电商平台). These services are critical to our platform. We rely on the convenience and ease of use that these service providers provide to our users. If the quality, utility, convenience or attractiveness of the services of these service providers decline for any reason, the attractiveness of our platform could be materially and adversely affected.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services by users and merchants;
•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;
•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;
•	breach of users’ personal information and concerns over the use and security of information collected from buyers;
•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;
•

increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

In addition, certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from customers’ bank accounts to their linked accounts with third-party payment services. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed on our platform, and automated payment services linked to bank accounts represent only one of many payment mechanisms that consumers may use to settle transactions, we cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

In addition, we cannot assure you that we will be successful to enter into and maintain amicable relationships with online payment service providers. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. They could choose to terminate their relationships with us or propose terms that we cannot accept. In addition, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations.

We are subject to certain risks relating to third-party logistics services and our operation centers.

We and third-party merchants on our marketplaces rely on third-party logistics service providers to deliver pre-owned consumer electronics to our operation centers and from our operation centers to buyers. Since the products being shipped generally are high-value goods, reliable services from third-party logistics service providers are of great importance to us. The efficient operation of our business also depends on the timely delivery of pre-owned consumer electronics. However, third-party service providers may not be able to consistently provide timely and proper delivery of pre-owned consumer electronics. In the past, we experienced product damage and product loss incidences and had disputes with certain logistics service providers. We may continue to experience similar incidents or disputes in the future. In addition, logistics services could also be suspended and thereby interrupt the supply of pre-owned consumer electronics if unforeseen events that are beyond our control occur, such as inclement weather, natural disasters, health epidemics, transportation disruptions or labor unrest. For example, the shipment and delivery of pre-owned consumer electronics were negatively affected by COVID-19. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, the delivery of pre-owned consumer electronics could be materially and adversely affected. We may not be able to find reliable alternative third-party logistics companies to provide delivery services in a timely manner, or at all. Delivery of pre-owned consumer electronics could also be affected or interrupted by the merger, acquisition, insolvency or shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If pre-owned consumer electronics are not delivered in proper conditions or on a timely basis, buyers may refuse to accept products purchased on our platform and lose confidence in our platform, and our business and reputation could suffer. Furthermore, delivery personnel of contracted third-party logistics service providers act on our behalf and directly interact with consumers or third-party merchants. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. We have in the past received user complaints from time to time regarding our delivery and return and exchange services. Any failure to provide high-quality delivery services to consumers or third-party merchants may negatively impact their experience with us, damage our reputation and business operations.

As of December 31, 2021, we had six regional operation centers across Mainland China and one regional operation center in Hong Kong. A vast majority of pre-owned consumer electronics sold on our marketplaces are first shipped to our operation centers in different locations for inspection, grading and pricing before they are sold to buyers. In addition, our operation centers serve as warehouses for pre-owned consumer electronics before they are delivered to buyers. If any business interruptions or accidents, including health pandemics and fires, were to occur, causing damage to pre-owned consumer electronics or our operation centers, our ability to provide services such as inspection, grading and pricing services could be materially and adversely affected and the shipment of pre-owned consumer electronics could be delayed. For example, during the COVID-19 pandemic in early 2020, we had to temporarily shut down our seven regional operation centers. These operation centers gradually resumed operations starting from February 10, 2020. As of April 1, 2020, all of our operation centers resumed normal operation. We cannot assure you that operation interruptions or service suspensions would not occur in the future. Any interruption or suspension of operation could have a material adverse effect on our market reputation, business, financial condition and results of operations.

Our product delivery, return, exchange and warranty policies may materially and adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping on to consumers and third-party merchants. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for consumers and third-party merchants to change their minds after completing purchases. In addition, pre-owned consumer electronics sold on our Paipai Selection flagship stores are also subject to a one-year warranty. We may also be required by law to adopt new or amend existing return and exchange or warranty policies from time to time. These policies improve customers’ experience with us and promote customer loyalty, which in turn help us acquire and retain consumers and third-party merchants. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers and third-party merchants, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, consumers and third-party merchants may be dissatisfied, which may result in loss of existing consumers and third-party merchants or failure to acquire new consumers and third-party merchants at a desirable pace, which may materially and adversely affect our results of operations. In addition, any negative publicity related to the quality of pre-owned consumer electronics sold on our marketplaces, with or without merits, could damage our brand image, decrease customer demand, and thus materially and adversely affect our business, operating results and financial condition.

We may be subject to product liability claims.

The pre-owned consumer electronics sold, either by third-party merchants or by us, on our online marketplaces may be defective. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the seller of the product. Although we would have legal recourse against the manufacturer of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

We depend on our demand forecasts for various kinds of pre-owned consumer electronics to manage our inventory. Demand for pre-owned consumer electronics, however, can change significantly between the time inventory is ordered and the date by which they are sold. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, and changes in consumer spending patterns, among other factors, and consumers and third-party merchants may not order pre-owned consumer electronics in the quantities that we expect.

Our net inventories were RMB65.6 million as of December 31, 2019, RMB177.0 million as of December 31, 2020 and RMB478.8 million (US$75.1 million) as of December 31, 2021. As we plan to continue expanding our product offerings, we expect to include more pre-owned consumer electronics and other types of pre-owned goods in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may have to lower sale prices in order to reduce inventory level, which may lead to lower income from operations. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for certain pre-owned consumer electronics, or if we are unable to obtain sufficient amount of pre-owned consumer electronics in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

Our business, results of operations and reputation could be negatively affected by services provided by third-party cloud service providers.

We use third-party cloud service providers to provide us with cloud services to support our business operations. With the expansion of our business, we may be required to upgrade our technology and infrastructure or those of cloud service providers to keep up with the increasing traffic on our platform. If the services provided are unable to meet our demand, or are disrupted, restricted, curtailed or degraded in any way or become unavailable to us, our business may be materially and adversely affected. In addition, we cannot assure you that we will be able to maintain amicable relationships with our cloud service providers. Our cloud service providers could choose to terminate their relationships with us or propose terms that we cannot accept. If we have to engage other cloud service providers and have to migrate our business operation data to new service providers, we cannot guarantee a smooth transition. We may suffer from unexpected incidents in the transition such as data loss, service interruptions, or loss of certain functionalities. As a result, we may have to incur extra expenses to mitigate losses incurred due to these incidents, which could be substantial. Most importantly, we may experience business interruptions due to these unexpected incidents, which would adversely affect our business operations and could also materially and adversely our results of operations. Besides, we have no control over the costs of the services provided by cloud service providers. If the prices we pay for those services rise significantly, our results of operations may be materially and adversely affected.

Our results of operations may be subject to seasonal fluctuations.

We experience a moderate level of seasonality in our business primarily as a result of new product launches by consumer electronics manufacturers and promotional campaigns by e-commerce platforms in China. For example, we generally experience higher customer traffic and purchase orders during e-commerce platforms’ special promotional campaigns on June 18 and November 11 each year. In addition, new product launches by major cell phone brands such as Apple each year also boost our customer traffic and purchase orders. All of these activities can affect our results for those quarters. Overall, the historical seasonality of our business has been relatively mild since we are in cooperation with multiple consumer electronics manufacturers which historically had product launches generally throughout a year. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

Our operations outside China are subject to a variety of costs and legal, regulatory, political and economic risks.

International expansion is a significant component of our growth strategy and may require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. Our overseas operations are subject to the laws of the countries in which we operate. If any of our overseas operations, or our associates or agents, violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations. These issues include, without limitation:

•	difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences;
•	challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;
•	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;
•	dependence on local platforms in marketing our products and services overseas;
•	challenges in selecting suitable geographical regions for international business;
•	longer customer payment cycles;
•	currency exchange rate fluctuations;
•	political or social unrest or economic instability;
•

protectionist or national security policies that restrict our ability to invest in or acquire companies; develop, import or export certain technologies, such as the national AI initiative proposed by the United States government; or utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;

•

compliance with applicable foreign laws and regulations and unexpected changes in laws or regulations, including compliance with privacy laws and data security laws, including the European Union General Data Protection Regulation, or GDPR, and compliance costs across different legal systems;

•

differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions which may be applicable to transactions conducted through our international and cross-border platform, related compliance obligations and consequences of non-compliance, and any new developments in these areas; and

•	increased costs associated with doing business in foreign jurisdictions.

One or more of these factors could harm our overseas operations and consequently, could harm our overall results of operations.

If we determine our goodwill and other intangible assets to be impaired, our results of operations and financial condition may be adversely affected.

We conducted several acquisition transactions, including the acquisition of Paipai Marketplace from JD Group in June 2019. As a result of these transactions, we recognized goodwill and intangible assets (other than goodwill) of RMB3,486.4 million as of December 31, 2019, RMB3,171.3 million as of December 31, 2020 and RMB2,879.2 million (US$451.8 million) as of December 31, 2021. The value of goodwill and other intangible assets arising from the transactions we conducted is based on forecasts, which are in turn based on a number of assumptions. In particular, we have assumed the brand name “拍拍” owned by JD Group which has an economic life of ten years. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may have to write off a significant amount of our goodwill and intangible assets and record an impairment loss, which could in turn adversely affect our results of operations.

We will determine whether goodwill and certain intangible assets are impaired at least on an annual basis and there are inherent uncertainties relating to these factors and to our management’s judgment in applying these factors to the impairment assessment. We could be required to evaluate the impairment prior to the annual assessment if there are any impairment indicators, including disruptions to the operations of acquired companies, unexpected significant declines in operating results or a decline in our market capitalization, any of which could be caused by a failure to successfully operate acquired companies.

We may also suffer impairment loss if the performance of acquired companies is within the management’s expectation, but does not align with market. If we record an impairment loss as a result of these or other factors, our results of operations and financial condition may be adversely affected. In addition, impairment loss could also negatively affect our financial ratios, limit our ability to obtain financing and adversely affect our financial position. Any potential change in the amortization period of intangible assets could also increase the amortization expenses charged to our profit or loss following our regular assessment, which could in turn adversely affect our results of operations.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to expand our customer base, increase the transaction volume on our platform and enhance our brand recognition. For example, we entered into cooperation with top live streaming platforms to promote our platform and sell pre-owned consumer electronics. We have also placed a substantial amount of advertisements on JD Group’s platform. Our brand promotion and marketing activities may not be well received by consumers or third-party merchants and may not realize the levels of effectiveness that we anticipate. We incurred selling and marketing expenses of RMB566.8 million in 2019, RMB740.5 million in 2020 and RMB1,206.6 million (US$189.4 million) in 2021. These selling and marketing expenses include amortization of intangible assets, which primarily represents amortization of the business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai Marketplace. Amortization of intangible assets amounted to RMB193.2 million in 2019, RMB308.8 million in 2020 and RMB330.8 million (US$51.9 million) in 2021. Marketing approaches and tools in the pre-owned consumer electronics transactions and services market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Kerry Xuefeng Chen, our chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, third-party merchants, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, marketing and other operational personnel with experience in the pre-owned consumer electronics transactions and services industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, operation centers, customer service center and other back-office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Labor costs in China have increased with China’s economic development, particularly in the large cities where we have business operations. As we have a large AHS store network we are more vulnerable to labor costs increases than that of many of our competitors, which may put us at a competitive disadvantage. If the compensation package offered by us is not competitive in the market, we may not be able to provide sufficient incentives to or maintain stable and dedicated operational staffs and other labor support. Any failure to address these risks and uncertainties could materially and adversely affect our results of operations and financial performance. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

In accordance with the relevant PRC laws and regulations, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business license, electronic data interchange license, commercial franchise filing, and those with respect to environment protection and fire safety inspection. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, the applicable laws and regulations.

We have not obtained business operation license for some of self-operated offline AHS stores. As of December 31, 2021, there were a total of 96 self-operated offline AHS stores for which we had not obtained business operation license. Pursuant to the Administrative Regulations of the PRC on Company Registration and the Measures for the Investigation and Punishment of Unpermitted and Unlicensed Business Operations, failure to obtain business operation license for each self-operated offline AHS store will result in a fine up to RMB10,000. We are currently in the process of obtaining business license and completing relevant filings.

Our collaboration with AHS store partners to jointly operate offline AHS stores is subject to relevant PRC regulations governing franchise business. As advised by our PRC counsel, Han Kun Law Offices, PRC laws and regulations require a franchiser to make franchise filing with relevant governmental authorities after entering into the first franchising agreement, and to further update such filing within 30 days after any change occurs to the filed information including those regarding the distribution of stores of all franchisees across Mainland China. Failure to do so would subject such franchiser to relevant governmental authority’s order for the completion of such filings within a prescribed period of time and a fine up to RMB50,000. If such filings are not completed within the prescribed period of time, a fine up to RMB100,000 would be imposed and an announcement shall be made accordingly. As of the date of this annual report, we have made the initial franchise filing but have not updated such filing to reflect a substantial number of jointly-operated offline AHS stores, and we are still in the process of rectifying such non-compliance.

Furthermore, uncertainties exist with respect to the interpretation of relevant legal requirements regarding certain licenses and permits. In practice, relevant government authorities may take the view that certain license is not required for operating our business though there may be different interpretations with respect to the licensing requirements. We cannot assure you that relevant government authorities’ interpretation on such licensing requirements will remain the same in the future. If we are required to obtain relevant licenses, we will have to obtain those licenses in a timely manner. In addition, government authorities may impose additional licenses or permits or provides more strict supervision requirements in the future. There is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

Our leased property interest may be defective and such defects may negatively affect our right to such leases.

We currently lease several premises in China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. It is also likely that the construction of such leased properties was illegal and such properties may be ordered by relevant government authorities to be demolished. In addition, a lessor may have failed to lease a property to us in accordance with the intended use specified on the land use right certificate. As a result, we may not be able to continue to use such leased properties and have to relocate to other premises. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

In addition, under the PRC laws and regulations, all lease agreements are required to be registered with the local land and real estate administration bureau. The lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

Strategic acquisition of and investments in businesses and assets, and the subsequent integration of newly acquired businesses into our own, create significant challenges that may have a material adverse effect on our business, reputation, results of operations and financial condition.

To further expand our business and strengthen our market-leading position, we may tap into new market opportunities or enter into new markets by forming strategic alliances or making strategic investments and acquisitions. For example, we acquired an online consumer marketplace for pre-owned products, Paipai, from JD Group in 2019. The addition of Paipai has expanded our business to cover consumer online marketplace business, significantly increased our customer traffic, generated synergies to our existing businesses and strengthened our market position in the pre-owned consumer electronics transactions and services market. If we are presented with appropriate opportunities in the future, we may acquire or invest in additional businesses or assets that are complementary to our business. For example, we plan to leverage our technology and service offerings to collaborate with international device resellers and may pursue international strategic initiatives through mergers, acquisitions and joint ventures outside of China. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, significant increase of our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired businesses. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. After devoting significant resources to potential acquisitions, the transactions may not be closed successfully due to strengthened anti-monopoly enforcement in China. Moreover, we may not be able to achieve our intended strategic synergies and may record substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired businesses or manage a larger business. Our equity investees may generate significant losses, a portion of which will be shared by us in accordance with U.S. GAAP. In addition, we may incur impairment losses if the financial or operating results of those investees fail to meet the expectations. In connection with acquisitions, joint ventures or strategic investments outside China, we may from time to time, in some instances enter into foreign currency contracts or other derivative instruments to hedge some or all of the foreign currency fluctuation risks, which subjects us to the risks associated with such derivative contracts and instruments. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful and any negative developments in connection with our acquisitions or strategic investment could have a material adverse effect on our business, reputation, results of operations and financial condition.

Any failure or perceived failure by us to comply with anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

We have historically invested in or acquired certain assets or equity interests in other companies. We have also been invested by certain investors and entered into business cooperation with certain investor. In the future, we may continue to conduct acquisitions or investment transactions. By conducting these transactions, we are subject to risks related to compliance with relevant anti-monopoly laws and regulations. The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Platform Economy. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Platform Economy mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Platform Economy prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Platform Economy also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines for Platform Economy was newly promulgated, we are uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects. On October 23, 2021, the SCNPC issued a consultation draft of the amended Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators and that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have an effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. There are also uncertainties with respect to the interpretation of relevant anti-monopoly laws and regulations. Certain transactions may not trigger reporting requirements prima facie but turn out to be subject to relevant reporting obligations. Enforcement agencies also have a wide discretion in their enforcement actions. Not only ongoing transactions, but also historical transactions are subject to their enforcement review. We cannot assure you that we will not be subject to any enforcement actions in our future acquisition transactions, nor can we guarantee that our historical acquisition transactions or our shareholders’ investments in our company are in full compliance with relevant anti-monopoly laws and regulations in all respects. If any non-compliance is raised by relevant authorities and determined against us or our counterparties in relevant transactions, we may be subject to fines and other penalties and, in extreme cases, completed historical transactions may have to be rescinded so as to return to the pre-transaction status, which could have a material and adverse effect on our business, financial condition and results of operations.

Any breaches to our security measures, including unauthorized access, computer viruses and “hacking” may adversely affect our database and reduce use of our services and damage our reputation and brand names.

We process and store data during our ordinary course of business, which makes us or third-party service providers who host our servers targets and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. Breaches to our security measures, including computer viruses and hacking, may result in significant damage to our hardware and software systems and database, disruptions to our business activities, inadvertent disclosure of confidential or sensitive information, interruptions in access to our platform, and other material adverse effects on our operations, during the transfer of data or at any time, and result in persons obtaining unauthorized access to our systems and data. Our systems may be subject to infiltration as a result of third-party action, employee error, malfeasance or otherwise. While we have taken steps to protect the confidential information that we have access to, techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential customer and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our websites, mobile apps and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain consumers and third-party merchants and provide quality customer service. Almost all of the sales of pre-owned consumer electronics are made through our online marketplaces. The operations of offline AHS stores also rely on our proprietary business management systems and other technology systems. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our mobile apps and websites or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our mobile apps and websites. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the pre-owned consumer electronics transactions and services industry in China, we believe we are a particularly attractive target for such attacks. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies or when the execution of these system upgrades and improvement strategies will be effective. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Our business is dependent on the performance of the internet and mobile internet infrastructure and telecommunications networks in China, which may not be able to support the demands associated with our growth.

Our business operations are heavily dependent on the performance and reliability of China’s internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform. We use the internet to deliver services to consumers and third-party merchants, who access our websites and mobile apps on the internet. We rely on major Chinese telecommunication companies to provide us with bandwidth for our services, and we may not have any access to comparable alternative networks or services in the event of disruptions, failures or other problems. Internet access may not be available in certain areas due to national disasters, such as earthquakes, or local government decisions. Surges in internet traffic on our platform, regardless of the cause, may seriously disrupt services we provide through our platform and in-store or cause our technology systems and our platform to shut down. If we experience technical problems in delivering our services over the internet either at national or regional level or system shut downs, we could experience reduced demand for our services, lower revenues and increased costs. Consequently, our business, results of operations and financial condition would be adversely affected.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

In addition to our websites, consumers and third-party merchants can also access to our services through our mobile apps. Although transactions conducted on our mobile apps historically did not account for a significant portion of the total transactions on our marketplaces, our future growth and our results of operations could suffer if we experience difficulties in integrating our mobile apps into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app download stores, if our apps receive unfavorable treatment compared to competing apps on the download stores, or if we face increased costs to distribute or have consumers or third-party merchants use our mobile apps. We are further dependent on the interoperability of our mobile apps with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for consumers or third-party merchants to access and use our sites on their mobile devices, or if consumers or third-party merchants choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and operating results may be adversely affected.

We have granted, and may continue to grant, options and other types of awards under our Share Incentive Plan, which may result in increased share-based compensation expenses.

We adopted the Amended and Restated Share Incentive Plan in March 2016, which, together with five subsequent amendments, are referred to as the 2016 Plan, for the purpose of granting share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of our shareholders. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 21,920,964 ordinary shares. As of February 28, 2022, we have granted options to purchase 29,625,160 ordinary shares, among which options to purchase a total of 20,454,463 ordinary shares are outstanding. We have also adopted the 2021 share incentive plan, or the 2021 Plan, in 2021 and the maximum aggregate number of ordinary shares that may be issued under the 2021 Plan is 6,021,619. As of February 28, 2022, 2,964,091 restricted share units have been granted and outstanding under the 2021 Plan.

We recorded share-based compensation expenses of RMB454.6 million (US$71.3 million) in 2021. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by products or services offered by us or by third-party merchants on our marketplaces, or other aspects of our business. There could also be existing patents of which we are not aware that our products or other aspects of our business may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s attention and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Moreover, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s reporting team was lack of sufficient U.S. GAAP knowledge for the purpose of financial reporting, and was lack of formal accounting policies, and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirement. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future.

We have implemented and plan to continue to implement a number of measures to remediate the material weakness that has been identified in connection with the audits of our consolidated financial statements during the IPO process and for the year ended December 31, 2021, and improve our internal control on a continuing basis. These measures include the followings:

•

We have implemented the financial reporting procedures, and plan to continue to develop, a full set of U.S. GAAP accounting policies as well as related internal control policies, including a systematic accounting manual for U.S. GAAP and financial closing process;

•	We have enhanced our U.S. GAAP expertise and will continue to do so in the near future;
•	We have hired new finance team members with U.S. GAAP qualifications in order to strengthen our U.S. GAAP reporting framework;
•

We have participated and will also continue to participate in trainings and seminars provided by professional services firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates; and

•	We have provided and will also continue to provide internal training to our current accounting team on U.S. GAAP knowledge.

For details, please see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting if relevant exemptions are not available to us. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, once we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. However, insurance companies in China currently offer limited business-related insurance products. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may, from time to time, be subject to legal proceedings or administrative penalties during the course of our business operations.

We may be subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to those related to product liability, consumer protection, intellectual property, unfair competition, privacy, labor and employment, securities, real estate, tort, contract, property and employee benefit. We may continue to be involved in various legal or administrative proceedings and there is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and users. Although cross-border business may not be an area of our focus, if we plan to operate internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, build and maintain our offline network, develop new products or services or further improve existing products and services, and acquire complementary businesses and technologies. If our existing resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including but not limited to:

•	economic, political and other conditions in China or other jurisdictions where we plan to raise funds in;
•	PRC governmental policies relating to bank loans and other credit facilities;
•	PRC governmental regulations of foreign investment and the automobile industry in China;
•	conditions of capital markets in which we may seek to raise funds; and
•	our future results of operations, financial condition and cash flows.

If we are unable to obtain adequate financing or financing on satisfactory terms, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We are also vulnerable to natural disasters and other calamities. If any such disaster were to occur in the future affecting the places where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, consumers, third-party merchants or business partners were affected by such natural disasters or health epidemics.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our businesses in China did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the consolidated affiliated entities.

Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own in aggregate more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, store-and-forward and call centers) and any major foreign investor was required to have a record of good performance and operating experience in providing value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with relevant PRC laws and regulations, we conducted certain business activities through the former VIE, Shanghai Wanwuxinsheng, which holds an ICP License (limited to internet information services). Shanghai Wanwuxinsheng was 72.3425% owned by Mr. Kerry Xuefeng Chen, our founder, chairman of the board of directors and chief executive officer, and 27.6575% owned by Mr. Wenjun Sun, our former director. Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun are PRC citizens. Shanghai Aihui entered into a series of contractual arrangements with the consolidated affiliated entities and their respective shareholders, which enabled us to:

•	exercise effective control over our consolidated affiliated entities;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our consolidated affiliated entities; and
•	have an exclusive option to purchase all or part of the equity interests in our consolidated affiliated entities when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we had control over and were the primary beneficiary of our consolidated affiliated entities and hence consolidated their financial results and their subsidiaries into our consolidated financial statements under the U.S. GAAP.

Although we terminated the contractual arrangements with Shanghai Wangwuxinsheng and acquired all equity interests of Shanghai Wanwuxinsheng in April 2022, and terminated the contractual arrangements with Shenzhen Lvchuang in August 2021 and Shenzhen Lvchuang was disposed of to third parties, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the variable interest entity structure for our operations in China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the historical financial condition and results of operations of the consolidated affiliated entities, and our ability to consolidate the results of the consolidated affiliated entities into our consolidated financial statements for the periods prior to the unwinding of the variable interest entity structure. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the consolidated affiliated entities may be rendered ineffective, which could result in potential restatement of our financial statements for the years ended December 31, 2019, 2020 and 2021 included in this annual report. As a result, our shares and/or ADSs may decline in value or become worthless.

Risks Related to Doing Business in China

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A substantial majority of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The PRC economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the global and Chinese economy in 2020 is severe. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through the former VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the CAC published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. On December 28, 2021, the CAC and other PRC governmental authorities jointly issued the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information seeking listing on a stock exchange in a foreign country are subject to cybersecurity review. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures. The Draft Administrative Provisions and the Draft Filing Measures would establish new requirements and procedures, essentially filing procedures, for direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” It remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, and a majority of our assets and operations are located in China. In addition, almost all of our directors and officers reside within China and almost all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside Mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for shareholder investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator may directly conduct investigation or collect evidence within the territory of the PRC and no entities or individuals may provide documents or materials in connection with securities activities without proper authorization as provided by Article 177. While detailed interpretation of or implementation rules under Article 177 have yet to be available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S.

dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce, or MOFCOM, be notified in advance of any change of control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned; (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by State Administration for Market Regulation, or the SAMR, the successive authority of MOFCOM, before they can be completed. In addition, Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors that became effective in September 2011 and Measures for the Security Review of Foreign Investment that became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM and the NDRC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex, such as the Anti-monopoly Law, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Rules, and the Measures for the Security Review of Foreign Investment, or the Foreign Investment Security Review Measures. These laws and regulations impose requirements in some instances that MOFCOM and/or the NDRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that relevant anti-monopoly enforcement agencies be notified in advance of any concentration of undertaking if certain thresholds are triggered. The M&A Security Review Rules provide that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Moreover, the Foreign Investment Security Review Measures provide that foreign investors or the relevant parties in China shall proactively report to the Office of the Working Mechanism any foreign investment in, among other sectors, important information technology and Internet products and services and key technology that involve national security concerns and result in the foreign investor’s acquisition of actual control of the enterprise invested in before making such investment. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be filed with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE.

Any failure or inability of the relevant shareholders or beneficial owners who are PRC residents to comply with the registration procedures set forth in these regulations, or any failure to disclose or misrepresentation of the controller(s) of the foreign-invested enterprise that is established through round-trip investment (“Round-trip Invested Entity”), may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our PRC subsidiaries to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions.

We have been notified that each of Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun has completed his initial registration with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be fully informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Registration for the change in our round-trip invested entity might not be completed in a timely manner. Failure by our shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC—Regulations Related to Employee Stock Incentive Plan.”

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution—Regulations Relating to Stock Incentive Plans.”

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Certain of our subsidiaries in China did not make such registrations as those subsidiaries did not hire any employees. As a result, we may be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our PRC subsidiaries and the consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the consolidated affliated entities. We may make loans to our PRC subsidiaries and the consolidated affliated entities subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and medium or long-term loans by us to our PRC subsidiaries must be recorded and registered with the National Development and Reform Committee, or the NDRC. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective from June 2015, in replacement of the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, the Supplementary Notice of the General Affairs Department of the State Administration of Foreign Exchange on Relevant Operating Issues Concerning Strengthening the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-Invested Enterprises, and the Notice of the State Administration of Foreign Exchange on Issues Concerning Launching in Some Areas the Pilot Program to Reform the Management Mode of Foreign Exchange Capital Settlement of Foreign-Invested Enterprises. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the consolidated affliated entities or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the consolidated affliated entities when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from financing activities and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to relevant safe harbor rule under SAT Public Notice 7, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. On November 14, 2021, the CAC published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. On December 28, 2021, the CAC and other PRC governmental authorities jointly issued the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information seeking listing on a stock exchange in a foreign country are subject to a cybersecurity review. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures. The Draft Administrative Provisions and the Draft Filing Measures would establish new requirements and procedures, essentially filing procedures, for direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Risks Related to the ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, business partners and third parties that collaborate with us;
•	announcements of studies and reports relating to the quality of our products or those of our competitors;
•	changes in the economic performance or market valuations of our competitors;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	conditions in the pre-owned consumer electronics transactions and services industry;

•	announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
•	additions to or departures of our senior management;
•	fluctuations of exchange rates between the RMB and the U.S. dollar;
•	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs;
•	sales or perceived potential sales of additional Class A ordinary shares or ADSs; and
•	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial

We have adopted a triple-class voting structure such that our ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights other than voting and conversion rights. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share and each holder of Class C ordinary shares is entitled to fifteen votes per share subject to vote at our general meetings. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each of the Class B ordinary shares or Class C ordinary shares is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares are not convertible into Class C ordinary shares, and vice versa. Upon (a) any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Class B ordinary shares through voting proxy or otherwise to any person that is not ultimately controlled by JD.com, Inc.; or (b) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not ultimately controlled by JD.com, Inc., such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

Upon (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through voting proxy or otherwise to any person that is not an affiliate of such holder; (ii) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person that is not an affiliate of such holder; (iii) the founder (as defined under the memorandum and articles of association) being neither a director nor the chief executive officer of the Company; (iv) the founder ceases to be the ultimate beneficial owner of any outstanding Class C ordinary shares; (v) the founder ceases to be the ultimate beneficial owner of C&XF Group Limited or any other entity that holds Class C ordinary shares; or (vi) the founder being permanently unable to attend board meetings and manage the business affairs of our company as a result of incapacity solely due to his then physical and /or mental condition (which, for the avoidance of doubt, does not include any confinement against his will), such Class C ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

As of the date of this annual report, Mr. Kerry Xuefeng Chen, our founder, chairman and chief executive officer, beneficially owned all of our issued Class C ordinary shares. JD.com Development Limited beneficially owned all of our issued Class B ordinary shares. Due to the disparate voting powers associated with our triple classes of ordinary shares, Mr. Chen and JD.com Development Limited will have considerable influence over important corporate matters. As of February 28, 2022, Mr. Chen beneficially owned 42.6% of the aggregate voting power of our company, through C&XF Group Limited, a company wholly owned by Mr. Chen, whereas JD entities beneficially owned 35.8% of the aggregate voting power of our company. Therefore, Mr. Chen and JD.com

Development Limited have considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

As of February 28, 2022, our executive officers, directors, and their affiliated entities together beneficially owned approximately 10.7% of our issued and outstanding ordinary shares on an as-converted basis. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

On December 28, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$100 million of our shares over a twelve-month period starting from December 28, 2021. The share repurchase program had not been fully consummated. Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our listed securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our Class A ordinary shares and/or ADSs. Furthermore, share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. Certain shareholders of our company have registration rights and may request us to register their securities for sale under the Securities Act. Sales of these shares, or the perception that such sales could happen, could cause the price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price on our ADSs. In addition, if we issue additional ordinary shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;
•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses) or that would otherwise materially prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. For risks related to the enforceability of such exclusive forum selection provision, please see “Item 3. Key Information—D. Risk Factors—Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.” Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) have exclusive jurisdiction to hear and determine claims arising under the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, in which the trial would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct almost all of our operations outside the United States and a majority of our assets are located in China. In addition, almost all our directors and officers reside within China for a significant portion of the time and almost all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

The memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and the ADSs.

Our memorandum and articles of association will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our triple-class voting structure gives disproportionate voting power to the Class B and Class C ordinary shares. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of the New York Stock Exchange; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance requirements of the New York Stock Exchange.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the corporate governance listing standards of the New York Stock Exchange. However, rules of the New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards of the New York Stock Exchange. We have chosen to follow home country practices for certain corporate governance practices. See “Item 16G.—Corporate Governance” for more information. Our shareholders may be afforded less protection than they would otherwise enjoy under the corporate governance listing standards of the New York Stock Exchange that are applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the former VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the former VIE and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any future taxable year. Assuming that we are the owner of the former VIE and its subsidiaries for U.S. federal income tax purposes, and, based upon our current and projected income and assets and projections as to the value of our assets, taking into account the projected market value of our ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, the PFIC tax rules discussed under “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes a “mark-to-market” election, will apply in future years even if we cease to be a PFIC. See the discussion under “Item 10. Additional Information—D. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax considerations of an investment in our ADSs or Class A ordinary shares if we are or become classified as a PFIC and the possibility of making such election.

We will incur increased costs and become subject to additional rules and regulations as a result of being a public company.

We have become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were to be involved in a class action suit, it would possibly divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

Item 4.Information on the Company

A.History and Development of the Company

We commenced our operations in 2011 by procuring pre-owned phones and other consumer electronics from consumers through AHS Recycle. In 2014, we expanded to offline channels by opening self-operated AHS stores in popular shopping malls. In 2015, we started cooperating with e-commerce platforms such as JD.com, and consumer electronics brands such as Xiaomi, to attract their user traffic to our offline AHS stores for trade-in. In an attempt to further leverage our supply chain capabilities and quality inspection, grading and pricing capability accumulated in years of our business operations, in late 2017, we launched PJT Marketplace, an online bidding platform where AHS Recycle and third-party merchants sell pre-owned consumer electronics to buyers, primarily small merchants and retailers, and, in 2019, we acquired Paipai Marketplace, a B2C transaction platform for pre-owned products, from JD Group.

To facilitate our offshore financing, we established our offshore holding structure during the period from November 2011 to August 2012. Specifically, we established our holding company, AiHuiShou International Co. Ltd., in Cayman Islands in November 2011 and later renamed it as ATRenew Inc. in November 2021. Our Cayman holding company further established AiHuiShou International Company Limited, or AiHuiShou HK, as its wholly-owned subsidiary in Hong Kong in January 2012. In August 2012, AiHuiShou HK further established a wholly-owned subsidiary, Shanghai Aihui Trading Co., Ltd., or Shanghai Aihui, in China.

After we established our offshore holding structure in August 2012, we obtained control over Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd., or Shanghai Wanwuxinsheng, a company jointly established by Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun in China in May 2010 under the name of Shanghai Yueyee Network Information Technology Co., Ltd. (上海悦易网络信息技术有限公司), by entering into a set of contractual arrangements between Shanghai Aihui, Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng in August 2012. The contractual arrangements were supplemented, amended or restated several times and the latest set of contractual arrangements consist of (i) the exclusive technology consulting and management service agreement and a supplement agreement allowing us to receive all economic benefits of Shanghai Wanwuxinsheng, (ii) the business operation agreement allowing us to control the business operations and management of Shanghai Wanwuxinsheng, (iii) the third amended and restated option purchase agreements granting us an option to acquire all equity interests of Shanghai Wanwuxinsheng, (iv) the third amended and restated share pledge agreement pledging us all equity interests of Shanghai Wanwuxinsheng to guarantee the performance of obligations by Shanghai Wanwuxinsheng and its shareholders under the contractual arrangements, (v) the voting proxy agreement granting us all rights as the shareholders of Shanghai Wanwuxinsheng, (vi) the amended and restated powers of attorney executed by each of the shareholders of Shanghai Wanwuxinsheng irrevocably delegating us the full power to act as shareholders of Shanghai Wanwuxinsheng, and (vii) the spousal consent letters executed by each of the spouses of Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun. Shanghai Wanwuxinsheng is the primary entity through which we carry out our research and development activities and innovation and provide back office supports to our business operations.

Shanghai Wanwuxinsheng further established in China (i) Shanghai Yueyi Network Information Technology Co., Ltd. (上海悦亿网络信息技术有限公司) in September 2015, and (ii) Changzhou Yueyi Network Information Technology Co., Ltd., or Changzhou Yueyi, in June 2017. Shanghai Yueyi mainly operates our own offline AHS stores in the AHS store network and our PJT and Paipai online marketplaces, as well as other innovative businesses. Changzhou Yueyi mainly engages in the collection of pre-owned consumer electronics sourced from JD Group’s e-commerce platforms, our brand partners and distributor partners.

In March 2017, we started to expand our business to overseas market and established AHS Device Hong Kong (formerly known as Shanghai Yueyi Network (HK) Co., Limited and Aihuishou Global Co., Limited), or AHS Device HK, in Hong Kong as the primarily entity operating our overseas business.

In June 2021, we listed our ADSs on the New York Stock Exchange under the symbol “RERE.”

In August 2021, we terminated our contractual arrangements with Shenzhen Lvchuang and disposed of Shenzhen Lvchuang to third parties. In April 2022, we also completed the termination of our contractual arrangements with Shanghai Wanwuxinsheng and the acquisition of all equity interests of Shanghai Wanwuxinsheng.

Our principal executive offices are located at 12th Floor, No. 6 Building, 433 Songhu Road, Shanghai, the People’s Republic of China. Our telephone number at this address is +86 21 5290-7031. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.atrenew.com. The information contained on our website is not a part of this annual report.

B.Business Overview

We are the largest pre-owned consumer electronics transactions and services platform in China. We have created the infrastructure for pre-owned consumer electronics transactions and services by digitalizing and standardizing the industry, with a strong focus on mobile phones. We created the first inspection, grading and pricing processes that helped standardize the pre-owned consumer electronics industry. While core to our success is our ability to effectively source supply, our offerings today span the entire value chain for pre-owned consumer electronics. We were founded in 2011 as a consumer-oriented single service provider focused on efficiently sourcing electronic devices through AHS Recycle, China’s leading online and offline offering for recycle and trade-in services primarily for reuse. We have since evolved to an integrated transactions and services platform through the addition of PJT Marketplace, China’s leading B2B marketplace for trading electronic products and services, in late 2017. We further extended our capabilities to mass retail consumers through Paipai Marketplace, a retail marketplace for pre-owned products of certified quality which we acquired from JD Group in 2019. Starting from 2019, we have been increasing our international presence as well. With these offerings, we have reinvented how consumers, small merchants, consumer electronics brands, e-commerce platforms and retailers sell and purchase pre-owned consumer electronics. Over time, we hope to empower more participants, both in China and the rest of the world, to partake in the pre-owned electronics circulation ecosystem.

Our platform digitally integrates every step of the value chain. We obtain supply of pre-owned consumer electronics, process devices for resale using proprietary inspection, grading, and pricing technologies in our operation centers, and distribute processed devices to a variety of purchasers. We transact with consumers and small merchants at both the supply and demand sides of the value chain, ensuring that a diversity of participants have access to our platform. Through end-to-end coverage of the value chain and supply and demand participation supported by our quality and pricing benchmarks, we believe we set the standard for the industry in China. Our platform is frequently used by consumers and small merchants throughout the country for quality ratings and listing prices of pre-owned products before transacting. We leverage an online and offline presence to extend the reach of our platform. As of December 31, 2021, we had 1,287 AHS stores and 21 Paipai Selection flagship stores throughout China. Total GMV transacted on our platform was RMB32.5 billion and the number of consumer products transacted on our platform was over 31.2 million in 2021, representing year-over-year growth from 2020 of 66.2% and 32.1%, respectively.

Our Path of Evolution

Our business has evolved since our founding as follows:

•

2011 – 2017: In 2011, we started to procure pre-owned phones and other consumer electronics from consumers through AHS Recycle. We began developing our own quality standards and testing facilities for consumer electronics at the same time. In 2014, we expanded to offline channels by opening self-operated AHS stores offline in popular shopping malls. We later opened a series of AHS branded partner stores that are jointly-operated by our partners and us, which we refer to as AHS partner stores, in selected cities to further enhance our brand awareness, offline reach and service capabilities. In 2015, we started cooperating with e-commerce platforms such as JD.com, and consumer electronics brands such as Xiaomi, to attract their user traffic to our offline AHS stores for trade-in. The omni-channel trade-in network allowed us to quickly secure supply of consumer electronics, scale up our business and accumulate know-how in the inspection, grading and pricing of pre-owned consumer electronics. From 2011 to 2017, we sold pre-owned consumer electronics procured through AHS Recycle to small merchants.

•

Late 2017 – 2018: In late 2017, we launched Paijitang Marketplace, or PJT Marketplace, an online bidding platform where AHS Recycle and third-party sellers sell pre-owned consumer electronics to buyers, such as resellers, mom-and-pop stores and other small merchants. PJT Marketplace enables retailers and small merchants in the pre-owned consumer electronics transactions and services industry in China to transition online and complete transactions under our quality certification standards. Since the launch of PJT Marketplace, we have evolved from a proprietary trade-in service provider to an open platform transaction enabler, broadening our reach to a much larger total addressable market.

•

2019 and beyond: In 2019, we acquired Paipai, which we refer to as Paipai Marketplace, from JD Group. Paipai Marketplace allows us to further satisfy demand for consumer electronics by extending our core transactions and services competencies to retail purchasers. This meaningfully complements the supply of consumer electronics provided through AHS Recycle. The acquisition and integration of Paipai Marketplace created a closed loop as supply sourced from consumers was then sold back to consumers. In the same year, we also began to expand and establish presences outside of Mainland China to work with local carriers, merchants and retailers to collectively engage in global pre-owned consumer electronics procurement and distribution. Since early 2021, we have started a pilot project to operate offline proprietary boutique stores where we sell the devices procured from AHS Recycle and PJT Marketplace to end consumers directly. The offline proprietary stores serve as another channel to reach the demand side of the pre-owned consumer electronics industry.

Our Platform

Our platform primarily consists of three components, AHS Recycle, PJT Marketplace and Paipai Marketplace.

•

AHS Recycle is our C2B offering catering to consumers who sell their pre-owned consumer electronics or trade them in for new devices. AHS Recycle’s established online channels, together with our nationwide AHS stores, help consumers trade their devices for fair prices with data privacy and security ensured. A substantial portion of devices procured from AHS Recycle are sold either through PJT Marketplace or through Paipai Marketplace.

•

PJT Marketplace is our B2B offering providing small merchants with a comprehensive suite of solutions, including bidding transactions among small merchants, standardized certification of devices, pricing suggestions and optimized inventory turnover. PJT Marketplace allows small merchants and other participants along the pre-owned consumer electronics value chain to launch their own trade-in programs at ease. Consumer electronics sourced from AHS Recycle are also sold to small merchants on PJT Marketplace.

•

Paipai Marketplace is our B2C offering on which consumers can purchase all types of pre-owned products, primarily consumer electronics. We mainly provide platform services to third-party merchants under two models: the consignment model where we conduct device certification in our operation centers, and the POP model where the devices do not go through our operation center. We also sell devices sourced from AHS Recycle. We select high quality devices among those sourced from third-party merchants and AHS Recycle and sell them in our Paipai Selection (拍拍严选) flagship stores to attract more consumers. Under both models, we provide consumers on Paipai Marketplace with consistent high-quality customer services.

In addition, through AHS Device, our international portal, we sell pre-owned consumer electronics primarily sourced through mobile network operators and merchants in developed economies, to merchants and other distributors outside of China, primarily in the Southeast Asia and Africa.

We generate product revenues primarily from sales of devices that are sourced online and offline through AHS Recycle, to buyers through PJT Marketplace and Paipai Marketplace, as well as sales in AHS stores. We also generate service revenues as a certain percentage of the total value of each transaction completed on PJT Marketplace and Paipai Marketplace.

City-level Integration Strategy

In the third quarter of 2021, we adjusted our business operation strategy by reallocating our resources in each city and integrate our three core capabilities of C2B, B2B, and B2C offerings locally to establish a cohesive operating unit in each city. We then review the operating results of each city and provide incentives to the local teams. We also measure city-level market penetration rate to evaluate and optimize growth strategies locally.

We believe that city-level service integration strategy can effectively drive business growth. By implementing such strategy, we can optimize team structure and personnel, improve resource allocation, and enhance the synergy between all three business offerings, further improving operational efficiency and our cost control. This new management matrix also enhances our management and structure capabilities and sharpens our competitive edge. As of the date of this annual report, we have launched this strategy in 22 pilot cities.

Supply Side

AHS Recycle

We procure consumer electronic devices through AHS Recycle via online and offline channels.

Online channels

Our AHS Recycle online channels include our AHS Recycle mobile app, Weixin official account and mini program, our website, our e-commerce platform partners’ portals, and the online platforms of consumer electronics brands that we cooperate with. In 2021, approximately 77% of total GMV of pre-owned consumer electronics sourced by AHS Recycle were either delivered to offline AHS stores or picked up by AHS Recycle representatives physically, while approximately 23% were couriered directly to operation centers. The screenshots below demonstrate a selection of the variety of online portals where consumers can access our platform and services:

For a typical consumer who visits AHS Recycle online, we provide a seamless transaction experience as follows:

Device condition inquiry. On the main page of the gateway, the consumer can choose the type of device he or she intends to sell, followed by the brand and model. The consumer is then guided to answer a series of questions about the condition of the device, including time and channel of prior purchase, whether the device functions normally, whether the screen remains intact, whether there are any damages to the body of the device, terms of warranty left and other dysfunctionalities, if any.

Estimated pricing. Upon providing responses to the set of questions, a consumer obtains estimated pricing in real time. The pricing is automatically generated by our central database, taking into consideration not only the current condition of the device, but also market demand, depreciation and other factors that impact the retail value of the device. The consumer is then able to decide whether to proceed with selling or trade-in based on the estimated pricing.

Confirm sale or trade-in order. If the estimated pricing meets the consumer’s expectation, the consumer can place an order to sell the device or trade it in for a newer model. The consumer would have three options for the next step: to go to a nearby offline AHS store as suggested by the online gateway, to arrange an inspection and pick-up by an AHS Recycle representative at the consumer’s designated location, or to courier the device directly to an operation center, where the device is inspected, graded and priced.

Certification and pricing. After receiving the device from the consumer, we apply our standard certification process to the device. We then offer the consumer a final price quote using a similar pricing model as the one for estimated pricing. This step ensures setting a fair price based on a consistent standard. Our consumer service team will answer any potential questions the consumer may have regarding the certification and the final price quote for his or her device.

For a consumer who chooses to courier the device to an operation center, we notify the consumer of the final price quote typically within 48 hours after we receive the device. For a consumer who chooses to go to a nearby offline AHS store or arrange pick-up by an AHS Recycle representative, inspection, grading and pricing can be performed instantly. we notify the consumer of the final price quote we offer typically within 48 hours after we receive the device.

Completion of order. If the consumer agrees to the price quote, we will complete the order by issuing payment to the consumer and erasing all user data stored in the device. If the consumer asks to cancel the order, we will send the device back to the consumer within 48 hours upon receipt of a cancellation request.

One-stop trade-in option. The consumer also has the option of trade-in through AHS Recycle. We cooperate with major e-commerce platforms and consumer electronics brands to offer new devices, and we provide consumers options to trade in with a seamless transaction experience. This helps business partners promote sales and marketing of their new devices and allow their consumers access to our widespread offline reach and exceptional supply chain capabilities. If a consumer opts for a trade-in, we do not typically transmit any payment to the consumer, but instead apply the value of the consumer’s existing device towards lowering the overall amount of payment for the consumer’s new device. Consumers have the option to receive new devices in-store or via in-person pick-up. For trade-in transactions, we provide similar certification, pricing and data erasing services as recycling transactions.

The screenshots below demonstrate the ease with which consumers can complete a trade-in transaction with our support, specifically on our partner JD.com:

Offline channels

We operate AHS stores offline in selected locations, including self-operated stores primarily in first- and second-tier cities, and jointly-operated partner stores primarily in lower-tier cities. We strategically set up our AHS stores in highly desirable, densely populated locations with strong foot traffic, mostly in popular shopping malls. For our self-operated AHS stores, we lease the properties, employ the store clerks and take full control of the daily operations. For AHS partner stores, we provide training and intelligent operational systems to support in-store operating personnel and store management. We sell the vast majority of devices procured from offline AHS stores to third-party merchants via PJT Marketplace. Below is a photo of an AHS store in China:

Consumers are guided to offline AHS stores by our business partners, such as consumer electronics brands and JD.com, and our AHS online channels. Our AHS stores attract a large number of walk-in consumers, given that they are located in areas with strong foot traffic, and also serve as convenient physical channels for devices delivery. In 2021, approximately 77% of total GMV of pre-owned consumer electronics sourced by AHS Recycle were either delivered to offline AHS stores or picked up by AHS Recycle representatives physically. A typical consumer’s journey in an offline AHS store is as follows:

Certification and pricing. A store clerk first conducts a preliminary check of the device regarding its brand, model, time of production, channel of prior purchase and other basic criteria. The clerk then applies our comprehensive checking and certification process on the device, and provides a price quote accordingly. The price quote is based on our consistent pricing model applicable to both online and offline transactions. If the consumer has any questions or concerns about the price quote, the clerk will provide assistance accordingly.

Data migration and erasing. To ensure data privacy, we conduct data erasing as a mandatory procedure before transporting any device into our operation centers. At AHS stores, we erase all user data on pre-owned devices in front of consumers in order to make the consumers feel comfortable and secure. If the consumer has a new device at hand, or opts to trade in for a new device available in-store, the clerk will help the consumer migrate data from the old device to the new device.

Completion of order. For orders placed directly in AHS stores, consumers get paid immediately after the device has gone through the standard process of certification, order confirmation and data erasing.

Additional services. In-store consumers can enjoy a number of services such as data migration and data erasing, and accessories purchase, as well as introduction of third-party phone screen maintenance service, instant repair and power bank rental provided by third-party suppliers. Additionally, in a trade-in scenario, the clerk will help recommend suitable models of new devices based on the consumer’s needs, and advise device availability, for example, in offline AHS stores in the same city, or available from other AHS partner online channels, such as JD.com.

We are able to leverage our AHS stores to ensure seamless transaction experiences and high quality customer service. Our overall business growth also benefits from the increased brand presence and awareness raised by our network of AHS stores. As of December 31, 2019, 2020 and 2021, we had 716, 731 and 1,287 AHS stores, respectively, located in 142, 171 and 214 cities in China, respectively.

Other than AHS stores, we also operate Paipai Selection flagship stores offline. In addition to product sales, demonstration and warehousing, Paipai Selection flagship stores also incorporate live-streaming function for consumers to shop for quality-assured devices remotely. As of December 31, 2021, we had 21 Paipai Selection flagship stores in China, as our retail touchpoints in commercial areas that offered premium quality pre-owned electronic devices.

Partnership with key supply sources

We have established, and intend to continue to build business alliances and partnerships to grow our supply sources. In 2019, concurrently with our acquisition of Paipai Marketplace second-hand business from JD Group, we entered into a five-year business cooperation agreement with JD Group. JD Group offers trade-in of pre-owned mobile phones, laptops, tablets, digital cameras and certain other electronics for new models on its platform that is exclusively supported by our service offerings. After placing an order on the JD Group’s e-commerce platforms for trading-in a device, a customer may be guided to the nearest offline AHS store. We offer customers from JD.com’s platforms similar transaction experiences and the same standard of customer service as we do to customers from AHS Recycle. Starting from 2019, we also handle consumer electronics from JD spare stock (京东备件库) for distribution on PJT and Paipai Marketplaces. JD spare stock contains consumer electronics that are returned to JD.com’s platforms as a result of its seven-day return policy or replaced due to package damage. These devices are close to brand new, and are hence popular among purchasers on PJT Marketplace.

In 2021, we entered into a business cooperation framework agreement with a term of 36 months with a PRC affiliate of Kuaishou, a leading content community and social platform in China, to enhance our pre-owned device sourcing capabilities. This strategic partnership provides us with an exclusive designated access point in Kuaishou’s in-app Kwai Shop, which allows us to process recycle and trade-in transactions of pre-owned mobile phones through its platform. The agreement also leverages our certification and inspection processes for pre-owned devices sold on Kuaishou. This agreement expands the supply of pre-owned devices on our platform. Additionally, the partnership has the potential to greatly extend our 2C consumer sales reach with differentiated access to Kuaishou’s hundreds of millions of daily active users.

We have also formed business alliances with leading consumer electronics brands, whom we refer to as our brand partners, and authorized distributors of certain leading consumer electronics brands, whom we refer to as our distributor partners. We primarily cooperate with our brand partners and distributor partners under the trade-in scenario. Our brand partners and distributor partners typically offer trade-in services on their official website, mobile app and authorized offline retail stores, and these services are primarily supported by our service offerings. Customers of our brand partners and distributor partners are guided to our AHS stores and kiosks to have their trade-in orders fulfilled. Hundreds of millions of annual active customer accounts on JD platforms and customers of our brand partners and distributor partners bring a significant number of devices transacted on AHS Recycle.

Third-party merchants

Third-party merchants and consumer electronics retailers can choose PJT Marketplace or Paipai Marketplace to sell the products they hold. Typically, between the two marketplaces, PJT Marketplace provides merchants with faster turnaround due to the highly efficient auction transaction model. Paipai Marketplace allows merchants to enjoy higher retail margin, as the products are sold directly to end users.

For all devices distributed on PJT Marketplace in 2020 and 2021, 68% and 67.4% were inspected in our operation centers, respectively, while the remainder were inspected by third-party merchants, both under our certification and grading standards. We provide suggested pricing for each device listed on PJT Marketplace, regardless of whether the device has been inspected in our own operation centers. We charge sellers on PJT Marketplace a commission, which comprises of seller service fees, logistics service fees, quality inspection fees and storage fees. Such commission typically ranges from 2% to 3% of the executed transaction price. As of December 31, 2021, there were over 150,000 third-party merchants registered as sellers on our PJT Marketplace.

Third-party merchants on Paipai Marketplace sell their products under two models: the consignment model where we conduct device certification in our operation centers, and the POP model where devices do not go through our operation center. Under the consignment model, we recommend a transaction price for the seller to consider, while under the POP model, the sellers have full control of the pricing under the POP model and take our pricing suggestions as references only. The pricing of similar devices at similar conditions sold under both models are usually similar. In 2020 and 2021, the majority of products on Paipai Marketplace were sold under the POP model. We charge the sellers on Paipai Marketplace a commission that typically ranges from 4% to 10% of the executed transaction price. We also operate our own flagship stores on Paipai Marketplace, where we either act as a seller under the POP model ourselves and inspect and certify the devices in our operation centers, or provide transaction services under the consignment model.

Demand Side

We primarily sell the pre-owned consumer electronics we source through various channels to buyers on PJT Marketplace and Paipai Marketplace. In 2020 and 2021, among all devices transacted on our platform, 41% and 39%, respectively, were distributed through Paipai Marketplace, while 59% and 61%, respectively, were distributed through PJT Marketplace and other channels.

Buyers on PJT Marketplace

Buyers on PJT Marketplace are primarily small merchants who sell devices to downstream retailers, retailers who sell devices to end consumers, and small and medium enterprises who purchase devices for their employees for business use. Compared with purchasing offline, buyers on PJT Marketplace get to procure devices through fewer middlemen, which generally lowers costs. On PJT Marketplace, they also have access to a more diverse selection from a wider array of sources as well as the quality assurance services we provide.

We use a blind auction model to motivate more merchants to participate in PJT Marketplace. In a blind auction on PJT Marketplace, only the information of the device for sale is shown. Information of the seller and other bidders, and the bidding prices of other participating bidders are all hidden. We believe the blind auction model has significantly improved bidding efficiency. We notify the winning bidder and charge the purchaser a commission, typically ranging from 1% to 3% of the executed transaction price.

Buyers on Paipai Marketplace

Buyers on Paipai Marketplace are primarily consumers who desire value-for-money products. A substantial portion of these consumers are attracted from the portals of JD.com’s platforms. Buyers have access to a broad range of product categories and ample selection within each category of products on Paipai Marketplace. Consumer electronics account for the majority of sales orders completed.

Our value propositions to buyers on Paipai Marketplace are as follows:

Product search or recommendation. We provide an intuitive user interface to help the buyer navigate through a vast selection of devices. The buyer can search on the Paipai portal of JD.com’s app and find our products by brand, model, price and other features. Leveraging our deep understanding of the industry and user behavior, we are able to personalize and prioritize the display of high-quality listings according to the buyer’s specific needs and requirements, which can make the decision-making process more efficient for the buyer.

Device certification and pricing. For pre-owned consumer electronics sold under the consignment model, either by other merchants or in our own flagship stores on Paipai Marketplace, we conduct certification and recommend retail prices using our proprietary pricing model. We believe this ensures the devices are reasonably priced, which in turn improves transparency of the transaction process and strengthens customer trust.

Customer support. Throughout the transaction process, the buyer can contact our customer service personnel via online chat or hotlines. The team is in charge of addressing customer queries and providing timely, comprehensive customer services.

Shipping and handling. Once the buyer places an order, our nationwide logistics and delivery service, primarily powered by JD Logistics and SF Express, ensures the product ordered from our own flagship stores and third-party merchants under consignment model is delivered to the buyer in a timely manner. Once the buyer confirms receipt of the product in described condition, we mark the order as completed.

Product return and quality warranty policy. If the buyer is not satisfied with the product purchased from our own flagship stores and third-party merchants under consignment model, he or she can apply for a return within seven days after receipt. The buyer can then courier the product to our operation centers and get the refund within one day upon our receipt of the product. In addition, for pre-owned consumer electronics sold in our own flagship stores, we offer one-year quality warranty policy.

Our Operation Centers

As of December 31, 2021, we operated seven centralized operation centers, equipped with proprietary data-driven processing technologies, in Shanghai, Dongguan, Changzhou, Wuhan, Chengdu, Tianjin and Hong Kong. Our centralized operation center in Changzhou is fully automated. It adopts automation in all key functions, from acceptance of delivery, inspection, warehousing to support functions, with 90% of these procedures automated. The automated device inspection technology is highly reliable, with an accuracy rate of over 99% in our Changzhou operation center. We also operated 95 city-level operation stations as a supplement to these centralized operation centers to enhance services accessibility for our customers. As of December 31, 2021, we had a team of 562 personnel working in our centralized operation centers and city-level operation stations.

A substantial number of products sold on AHS Recycle, PJT Marketplace and Paipai Marketplace go through standard certification or inspection process that takes on average six hours at our operation centers. Our standard inspection examines 38 criteria and consists of three key steps: firstly, exterior inspection, such as scratch inspection; secondly, hardware inspection, such as Bluetooth inspection and touch screen inspection; and thirdly, interior inspection, such as water damage inspection. Upon completion of the inspection or certification, our system automatically generates a comprehensive, standardized report. Each report includes extensive information on the exterior, hardware and interior of the device. In 2020 and 2021, approximately 68.0% and 67.4%, respectively, of devices that were distributed on PJT Marketplace went through our proprietary inspection process in the operations centers, with the rest being inspected by third parties.

The advanced technologies and streamlined processes we apply in our operation centers enable us to standardize the industry. Our best-in-class inspection technologies and grading process allow us to categorize the inherently non-standardized pre-owned consumer electronics into standard grades that customers can rely on. The automation of our operation centers enhances the efficiency of our business operations by increasing processing capacity and reducing error rate and labor cost. Below are photos of our fully automated operation center in Changzhou.

Our Services

Offline customer service

As of December 31, 2021, there were 1,287 AHS stores in 214 cities across China. Our offline AHS stores serve as convenient access points for local walk-in consumers, which not only help us reach more consumers, but also increase our brand awareness.

In our AHS stores, our strong service capabilities enable a consumer to have his or her pre-owned consumer electronics certified, graded and priced within three minutes. Furthermore, store clerks provide speedy and efficient data migration and data erasing services to consumers through our proprietary data erasing software. Our AHS stores also provide certain trade-in services such as on-site inspection, grading and pricing to complement mail-in trade-ins.

AHS stores also offer complementary services, such as phone screen insurance, instant repair, power bank rental and accessories purchase. Through these high-frequency interactions, clerks are able to build connections with consumers, which also generate effective transaction leads. We believe these high-quality in-store customer services we offer differentiate us from other transaction platforms.

Additionally, we provide a suite of omni-channel comprehensive solutions to phone brands, which provide access to different aspects of our platform to facilitate their own trade-in transactions. For example, after placing an order on an online portal of our brand partner, a consumer may be guided to the nearest offline AHS store to trade-in a device.

Quality warranty

Leveraging our deep industry know-how and our capabilities in inspection, grading and pricing of consumer electronics, we offer quality warranties for products sold on Paipai Marketplace while ensuring a relatively low return rate. We believe the quality warranty we offer showcases our unparalleled expertise in the industry, and promotes customer trust in PJT Marketplace and Paipai Marketplace.

We provide a three-day return policy to purchasers on PJT Marketplace who prove the products they purchased to be defective by uploading pictures and other evidence. For purchasers on Paipai Marketplace, we provide a seven-day return policy. Purchasers who wish to return the purchased products and have their requests approved can courier the products to our operation centers. We will issue the refund to the customer promptly upon receipt of the products and confirming refundable.

The quality of devices sold by third-party merchants is also important to maintaining the brand image of PJT Marketplace and Paipai Marketplace. We also evaluate the qualities of products sold by third-party merchants on a weekly basis, primarily based on return rate of products sold by such third-party merchants. For third-party merchants who continually incur high return rate, we may take measures, such as charging them fines, to reduce their activities on our platform.

Logistics and online order fulfillment

We maintain a long-term cooperative relationship with reputable delivery service providers, including JD Logistics and SF Express, to fulfill our orders, who in turn provide to us and our customers tailored delivery and pick-up services.

Customers can seamlessly interact with us online and offline for their order fulfillment. When placing orders on AHS Recycle, customers may choose in-person delivery at an offline AHS store or door-to-door delivery to one of our operation centers. For bidding orders placed on PJT Marketplace, we deliver the devices from our operation stations to the buyers through third-party delivery service providers we work with, primarily SF Express. For purchase orders placed on Paipai Marketplace, we primarily utilize the services of JD Logistics to make delivery.

Our International Business

We are expanding our pre-owned consumer electronics transactions and services overseas, primarily through AHS Device. We anticipate that international markets will benefit from our proprietary inspection, grading and pricing technologies, which will automate the entire transaction process and significantly save time and labor costs.

We source pre-owned consumer electronics for distribution outside of China primarily through mobile network operators and merchants in developed economies. Our pre-owned consumer electronics on our international portal also go through the standard inspection, grading and pricing process through our operation center in Hong Kong, and are then sold to other merchants internationally as well as consumers through other international e-commerce platforms, primarily in Southeast Asia, Latin America and Africa.

We may pursue new strategic initiatives to expand our business overseas in the future, including through mergers, acquisitions and joint ventures outside of China. As of the date of this annual report, we have not identified any specific targets for mergers, acquisitions or establishing joint ventures.

Our Strategic Partners

JD Group

We have a long history of cooperation with JD Group, a leading supply chain-based technology and service provider and our largest shareholder.

In 2015, we started empowering JD Group with our recycle and trade-in service capabilities.

In June 2019, JD Group invested in our company, which marked the beginning of our large-scale and in-depth cooperation with JD Group. In connection with the investment, JD Group merged its Paipai Marketplace second-

hand business into ours, and entered into a five-year business cooperation agreement, as supplemented, or the BCA, with us covering cooperation in areas such as user traffic, marketing, research and development, commission sharing, supply chain and logistics, and customer service and after-sales services. Under the JD BCA, JD Group authorized us to operate and we agreed to provide platform services to its spare stock, which constitutes a complementary source of supply on PJT Marketplace and Paipai Marketplace. Under the JD BCA, JD Group agreed to a five-year non-compete commitment with respect to certain product categories. As part of our strategic partnership, JD Group offers us the access portals embedded in the JD mobile app, the JD.com website and JD’s Weixin mini-program, which channel us to the consumer traffic available on JD platforms.

We further leveraged our inspection, grading and pricing technologies to facilitate JD Group’s “one-stop trade-in” service to its customers. Upon placing a shopping order on JD platforms, customers are guided to AHS Recycle service embedded in JD mobile app, through either to the nearest offline AHS store, or to pick up new devices and trade-in pre-owned devices. We also provide superior in-store customer experience to those customers who are guided to our offline AHS stores from JD platforms.

In August 2019, to enhance our cooperation, we entered into an agreement with JD Group, pursuant to which we are authorized to use the JD Cellphone brand name in our AHS stores. In 2020, we entered into an agreement with JD Group, pursuant to which JD transferred a few brand names to us, including Wanwuxinsheng (万物新生), which has become our major brand in China. In 2019, 2020 and 2021, our cooperation with JD Group contributed RMB1.3 billion, RMB2.0 billion and RMB2.8 billion (US$445.7 million), respectively, of our GMV for product sales, and a vast majority of the GMV facilitated on our Paipai Marketplace.

Other Internet Platforms

In 2021, we entered into a business cooperation framework agreement with a PRC affiliate of Kuaishou, a leading content community and social platform in China, to enhance our pre-owned device sourcing capabilities. This strategic partnership provides us with an exclusive designated access point in Kuaishou’s in-app Kwai Shop, which allows us to process recycle and trade-in transactions of pre-owned mobile phones through its platform. The agreement also leverages our certification and inspection processes for all pre-owned devices sold on Kuaishou. This agreement expands the supply of pre-owned devices on our platform. Additionally, the partnership has the potential to greatly extend our 2C consumer sales reach with differentiated access to Kuaishou’s hundreds of millions of daily active users.

Brand partners

We entered into business cooperation agreements with certain globally-recognized consumer electronics manufacturers, covering cooperation in areas such as user traffic, marketing and commission sharing, typically with a term of one to three years. Under these business cooperation agreements, our brand partners offer us prominent access points on their official websites, mobile apps and Weixin mini-programs to provide us with traffic support, in exchange for which we provide recycle and/or trade-in services to their customers.

Technology Infrastructure

Our Supply Sourcing Technology

We apply our proprietary technology to help source supply of pre-owned consumer electronics and empower others to participate in the pre-owned consumer electronics ecosystem. In June 2020, we launched DeviceHero, our proprietary inspection terminal that is the size of a power bank. DeviceHero helps small merchants inspect the need for parts replacement, functionality, battery life and many other key features of pre-owned devices. A DeviceHero box automatically begins inspection of a device’s features once connected. After inspection, it transfers the results back to our big data platform to assess pricing and quality. DeviceHero box empowers small merchants for plug-in inspection and precision pricing within three minutes.

In order to further strengthen our offline service capabilities, we place self-service recycling kiosks in selected brand stores. As of December 31, 2021, we had over 1,800 self-service recycling kiosks in major phone retailers throughout the country to help brands and their authorized distribution channels process trade-ins. These kiosks are equipped with similar inspection technology as our DeviceHero boxes and leverage data from millions of transactions and thousands of phone models to inspect, grade and price devices. They are able to inspect and display a sale price for pre-owned devices within two minutes. The kiosks temporarily store the recycled devices before they are shipped downstream for further certification and distribution on PJT Marketplace.

Our Inspection, Grading and Pricing Technology

We inspect or certify most devices sourced from AHS Recycle and sold on PJT Marketplace and Paipai Marketplace. We have developed a comprehensive inspection and certification system covering hardware, exterior and interior inspection. We had a dedicated device inspection team consisting of 166 members as of December 31, 2021. As of December 31, 2021, we had obtained 49 patents in relation to consumer electronics inspection and certification. Our inspection capabilities are also recognized and trusted by both consumers and merchants. For example, as of December 31, 2021, we had licensed our DeviceHero proprietary inspection system to approximately 67,274 small merchants to facilitate their inspection of the functionality, battery life and other features of pre-owned consumer electronic devices.

Based on a substantial amount of data on devices and transactions, we have also developed a unified grading standard which comprises of 40 grading tiers. This grading standard has been recognized by all types of participants in the pre-owned consumer electronic devices industry, including retailers, small merchants and consumers.

Our platform has generated a wealth of data on devices and transactions that continually improves our pricing system. We use proprietary algorithms to optimize pricing based on factors such as brand, model, age, condition, color and current market demand. Increasingly, we are using our technology platform to automate pricing of the devices sold through our platform. We also provide human oversight of the pricing process, which allows us to recognize and appropriately adjust for real-time changes in market trends. Leveraging our accurate and efficient pricing capabilities, for devices on PJT Marketplace, we provide a suggested starting price and an estimated final transaction price for the seller’s reference.

Proprietary In-store Operations System

We develop and employ our own proprietary operations system, complemented by our strengths in big data analytics, within our in-store network to enhance our day-to-day operational decision-making. Our in-store operations system continuously generates substantial data within our in-store network by observing consumer behavior and transaction preferences, which can be analyzed to optimize store management, standardize customer service offerings, and manage operational risks such as theft or malpractice. We also leverage our proprietary in-store operations system to help in strategic decision making, such as site selection for new store openings and renewal of agreements with partners of our jointly-operated stores.

Environmental and Social Responsibility

Grounded on a sustainability-oriented business, we review our business operations on the actions taken to environmental protection and the positive deeds done to our communities. Guided by a high-caliber ESG committee, we issued our first annual ESG report in August 2021 adopting the Global Reporting Initiative Standards, or the GRI Standards. The ESG report presented our achievements and work in progress, while reiterating a number of mid- to long-term priorities, including data and privacy protection, carbon footprint and greenhouse gas emission management, as well as employee development and social contribution.

Environmental sustainability. Being environmentally-friendly is an integral part of our business. Our platform reduces electronic waste by increasing the life cycle of electronic devices. By distributing pre-owned devices to developing areas, we enable access to more affordable consumer electronics in those regions based on our advanced technologies. We also ensure that unwanted e-wastes are disposed of responsibly through the member organization of the Shanghai Resource Recycling Trade Association. On green lifestyle advocacy, in April 2021, we partnered with the Strawberry Music Festival in Shanghai to encourage consumers to become eco-trendsetters.

Socially good initiatives. We are committed to investing in social goods, from employee care to positive community impact through charitable donations. We ensure workplace safety through daily disinfection activities, social distancing policies during the recurrences of the COVID-19 pandemic, and continued training for our employees. We also invest in education inclusion. For example, as of December 31, 2021, we had donated pre-owned iPads we procured through AHS Recycle of over RMB0.6 million worth of value to elementary schools in rural areas to support local education, helping tens of thousands of students. In July 2021, we also donated RMB5.05 million to Henan province to support people suffered from flood disaster. These initiatives were also designed to encourage recycling idle devices for public welfare.

In addition, we believe it is our responsibility to contribute to our community in difficult times, and have donated fund and medical supplies to support China’s nationwide efforts to contain the COVID-19 pandemic.

Risk Management and Compliance

Product Quality and Safety

We have established a unified product inspection system, for products sourced from offline and online channels, to ensure product quality and safety.

To control the quality of products sold by third-party merchants, we also conduct quality evaluation over such products, primarily based on return rate. For third-party merchants who continually incur high return rate, we may take measures, such as charging them fines, to reduce their activities on our platform.

Information and Data Security

For all devices collected by us, we use proprietary data erasing software to sanitize sensitive information, ensure data security and avoid data leakage.

We have collected a vast amount of data that are related to our business, all with consent from owners of such information. We are committed to protecting the privacy and security of such data. We have established and implemented a strict platform-wide policy on data collection, processing and usage. Besides, we comply with security policies and measures established by JD Group in relation to our partnership with them on AHS Recycle and Paipai Marketplace.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security policy. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. In addition, we ensure the security and compliance of our information and technology system. Our system was certified as Safety Level III Computer Information System in 2019 by the public security department. In early 2021, we obtained the 27001 Information Security Management System Certification of the International Organization for Standardization.

We back up our data on a daily basis in multiple secured data storage systems to minimize the risk of data loss. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. We have also established an information security team to protect our systems from unauthorized access and malicious attacks, and safeguard the integrity and security of our user data.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Privacy concerns relating to pre-owned consumer electronics and the collection, store and use of customer information could deter current and potential customers from choosing our products or services, damage our reputation, impede our business growth and thus negatively impact our business.”

Regulatory Compliance

We have adopted an Anti-Corruption Compliance Policy in which we strictly forbid any kickbacks or other payments to a customer to secure purchases. The prohibition applies to both direct and indirect payments, such as payments in disguise of discounts and gifts.

To effectuate our anti-kickback policies and policies against other prohibited conducts, our internal control department, legal department, and corporate governance department coordinate to monitor the compliance of our business activities and handle complaints and whistle-blowing cases through our internal compliance reporting email. We post violations and our disciplinary decisions against violations on our internal website.

Fraud Prevention

We have a dedicated team to constantly monitor transactions and employees’ and customers’ behavior on our platform.

We strictly enforce our anti-fraud measures. For example, we require our customers on AHS Recycle and both sellers and buyers on PJT Marketplace to provide identification documents such as identification card and business licenses to authenticate their identity and require them to enter passcode of the electronics to prevent fraud. Besides, to monitor the risks associated with the devices on our platform, our professionals check whether a device was opened or replaced with unauthorized parts.

Intellectual Properties

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2021, we had 82 patents registered. As of December 31, 2021, we also owned 361 registered trademarks, 74 registered copyrights (including 64 registered software copyrights) developed by us relating to various aspects of our operations, and 77 registered domain names, including atrenew.com, aihuishou.com and paijitang.com. In addition, JD Group is in the process of transferring the paipai.com domain name to us.

We seek to protect our technology and associated intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. In addition, we enter into employment agreements with confidentiality arrangements with our employees to protect our proprietary rights. The agreements we enter into with our employees also provide that all patents, software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment with us are our property.

We intend to protect our technology and proprietary rights vigorously. We have employed internal policies, confidentiality agreements, encryptions and data security measures to protect our proprietary rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Branding and Marketing

We believe that our omni-channel business model, in its nature, can efficiently bring strong user traffic, and our high-quality services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. Our sales and marketing team, consisting of 284 personnel as of December 31, 2021, is dedicated to implementing our multi-channel marketing strategy both online and offline.

To build our brand awareness, we utilize mass market advertising, especially in locations with high population density such as subway stations. In recent years, we have also expanded our marketing efforts into emerging channels, such as live streaming and short-video platforms. For example, we place ads in highly popular media content and collaborate with social media influencers on leading live-streaming platforms. Further, we leverage social media campaigns to raise our brand awareness, promote our marketplaces and the products sold thereon.

For user acquisition, we have leveraged both online and offline presence to generate traffic to our platform. For example, our offline AHS stores are conveniently located in places with heavy foot traffic, attracting considerable walk-in consumers. We also leverage hundreds of millions of annual active customer accounts on JD.com platforms as a source of user traffic.

Competition

The pre-owned consumer electronics industry in China is rapidly evolving and increasingly competitive. Although we believe no other industry player in China operates under the end-to-end platform business model like ours, we face competition from players who operate a business overlapping with or similar to one or several components of our platform. For example, we compete with other platforms for pre-owned goods transactions.

We believe we compete on the basis of our abilities to create a new infrastructure defined by our end-to-end coverage of the value chain including the supply chain and standardizing of inspection, grading, and pricing. We believe that our diverse sources of supply also give us a competitive advantage, given our wide coverage of the supply chain.

Insurance

We provide social security insurance for our employees as required by PRC law. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Regulation

We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section sets out a summary of the major relevant laws, regulations, rules and policies which may have material impact on our business and operations.

Regulation Relating to the Circulation of Pre-owned Electronics

The Measures for Administration of the Circulation of Second-hand Goods (for Trial Implementation) issued by the Ministry of Internal Trade of the PRC (which is the predecessor of the MOFCOM) and the Ministry of Public Security of the PRC on March 9, 1998 requires that second-hand goods operators shall record the names of entities and the resident identity cards of individuals that/who sell or consign for sale, or are entrusted to sell or consign for sale second-hand goods; and shall strictly check the power of attorney of the entrusting entities and resident identity cards of the entrusting individuals.

The Administrative Measures for the Recycling of Renewable Resources, or the Recycling of Renewable Resources Measures, which initially took effect on March 27, 2007 and amended by the MOFCOM and other authorities on November 30, 2019, regulates “renewable resources” including all kinds of wastes that are generated in social production and living and consumption, and that have lost all or part of their use value, but can regain use value through recovery and processing, including discarded electronic products, etc. To engage in renewable resources recovery business, a recycling operator can start business only after getting a business license, and the business scope specified on the business license shall include the business of recycling of renewable resources. In addition to the requirements under the Recycling of Renewable Resources Measures, a recycling operator engaging in the purchase and sale of pre-owned electric appliances and electronic products shall also comply with other more specific requirements set forth in other laws and regulations.

The Administrative Measures on the Circulation of Pre-owned Electrical and Electronic Products, or the Pre-owned Electronics Circulation Measures, promulgated by the MOFCOM on March 15, 2013, further specifies the requirements under the above two regulations. According to the Pre-owned Electronics Circulation Measures, recycling operators engaging in the purchase and sale of pre-owned electric appliances and electronic products shall record information of the purchased products, including the product name, trademark, model, original purchase voucher or identity information of sellers of the products. Pre-owned electric appliances and electronic products to be sold shall be labeled as used products in a prominent position. Recycling operators are prohibited from purchasing the following electric appliances and electronic products: (i) those sealed up or impounded according to the law, (ii) those that are obtained by stealing, robbing, swindling, smuggling or other illegal criminal means by the sellers and clearly known by such operator, (iii) those whose legitimate sources cannot be explained, and (iv) other used electrical and electronic products which are forbidden to be purchased according to laws and administrative regulations. Violation of the above provision may result in a fine up to RMB30,000 to be imposed on the recycling operator, or even criminal liability if the case is serious enough. It is also clarified that purchase and sale of pre-owned electric appliances and electronic products through the Internet shall also comply with the requirements under the Pre-owned Electronics Circulation Measures.

Regulations Relating to Foreign Investment

The Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalog of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2021 version), or the 2021 Negative List, as promulgated on December 27, 2021 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and became effective on January 1, 2022, and the Encouraged Industry Catalog for Foreign Investment (2020 version), as promulgated by the NDRC and the MOFCOM on December 27, 2020 and became effective on January 27, 2021. Industries not listed in these two catalogs are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. According to the 2021 Negative List, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

In order to coincide with the implementation of the Foreign Investment Law (as defined below) and the Implementing Regulations of the Foreign Investment Law (as defined below), the MOFCOM and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No. 62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by MOFCOM on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SAMR on December 28, 2019 further refine the related rules.

On March 15, 2019, the National People’s Congress, or the NPC, promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may maintain their original organization form and structure within five years after the implementation of the Foreign Investment Law. The Foreign Investment Law mainly provides for four forms of foreign investments: (a) establishment of a foreign invested enterprise within PRC by a foreign investor, individually or collectively with other investors; (b) acquisition of shares or equity interests in, asset interests of, or other like rights and interests of an enterprise within PRC by a foreign investor; (c) investments in a new project within the PRC by a foreign investor, individually or collectively with other investors, and (d) foreign investors’ investments in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not address the concept and regulatory regime of VIE structures and uncertainties remain in relation to its interpretation and implementation.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the People’s Republic of China, or the Implementing Regulations of the Foreign Investment Law, which became effective on January 1, 2020. The Implementing Regulations of the Foreign Investment Law strictly implements the legislative principles and purpose of the Foreign Investment Law. It emphasizes promoting and protecting the foreign investment and refines the specific measures to be implemented. On the same day, the Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment law of the PRC, effective as of January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, division of enterprises.

Regulation on Value-Added Telecommunications Services

The Telecommunications Regulations of the PRC, or the Telecom Regulations, promulgated on September 25, 2000 and last amended on February 6, 2016, are the primary PRC regulations governing telecommunications services, which set out the general framework for the provision of telecommunications services within the PRC. The Telecom Regulations require that telecommunications service providers shall obtain licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, most recently amended by the MIIT on June 6, 2019, and issued as an attachment to the Telecom Regulations, identifies internet information services and online data processing and transaction processing as value-added telecommunications services. Based on the specific type of value-added telecommunications services permitted to be carried out, the license for value-added telecommunications services, or the VATs License, can be further categorized, among others, the VATS License for internet information services, or the ICP License, and the VATs License for online data processing and transaction processing, or the EDI License.

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001, most recently amended on March 29, 2022 and will become effective on May 1, 2022. The FITE Regulation provides that the foreign party investing in a foreign-invested telecommunications enterprise, or the FITE, engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE, except as otherwise stipulated by the state. The FITE must apply for VATs License to operate value-added telecommunications services from the Ministry of Industry and Information Technology, or the MIIT. According to the 2021 Negative List, foreign equity ownership in any value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center; which means the foreign equity ownership of operators of such services can be up to 100%).

Shanghai Wanwuxinsheng holds an ICP License (limited to internet information services), which requires its foreign equity ownership to be no more than 50%. Shanghai Yueyi, a subsidiary of Shanghai Wanwuxinsheng, holds an EDI License (limited to commercial e-commerce business), which allows its foreign equity ownership to be up to 100%. We used to maintain the ICP License by controlling Shanghai Wanwuxinsheng through contractual arrangements. Since the implementation of value-added telecommunications services related PRC regulations has become clearer in recent years, we believe that our business operations in China require the EDI License (limited to commercial e-commerce business), rather than an ICP License or licenses for other value-added telecommunications services. Therefore, we terminated the contractual arrangement with Shanghai Wangwuxinsheng and acquired all equity interests of Shanghai Wanwuxinsheng in April 2022. As of the date of this annual report, Shanghai Wanwuxinsheng is in the process of cancelling its ICP License and Shanghai Yueyi is in the process of updating its EDI License to reflect the change of its ultimate ownership.

Regulations Relating to E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce of the PRC (which is the predecessor of the SAMR), or the SAIC, promulgated the Administrative Measures for Online Trading, which became effective on March 15, 2014, to regulate all operating activities for product sales and services offered via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party trading platform operators. This regulation has been superseded by the Online Transactions Measures (as defined below) since May 1, 2021.

On January 6, 2017, the SAIC promulgated Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and later amended on October 23, 2020. According to such measures, customers are entitled to return goods without reason, except for customized goods, fresh and perishable goods, audio-visual products, computer software and other digital products which are downloaded online or whose packages have been opened by consumers, and delivered newspapers or periodicals, and such other merchandize which is, as confirmed by the consumer at the time of purchase, not fit for the return policy by nature. Where the goods returned are intact, the online seller shall refund to the consumer the payments made for the goods within seven days upon receipt thereof.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which took effect on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the e-commerce business operators and the possible legal consequences if e-commerce business operators are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, the e-commerce business operators shall disclose information about goods or services provided comprehensively, truthfully, accurately and promptly in order to protect the consumers’ rights to know and rights to choose. The e-commerce business operators shall not fabricate transactions or users’ comments to conduct false or misleading business promotions so as to defraud or mislead consumers. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, or the Online Transactions Measures, which came into effect on May 1, 2021. The Online Transactions Measures implements relevant legislative principles and purpose of the E-Commerce Law and refines a series of relevant laws and regulations. It further specifies the responsibilities of online trading platform operators and the requirements for protecting online consumers’ rights and interests.

Regulations Relating to Franchising Operations

The Administrative Regulations on Commercial Franchise Operations, or the Franchising Regulations, was promulgated by the State Counsel on February 6, 2007, effective from May 1, 2007, under which a franchisor shall have a well-established operation model, be able to provide the franchisee with long-term management guidance, technical support, business training and other services, and have at least two direct sales stores and have undertaken the business for more than a year. A franchisor shall, within 15 days of its first franchising contract signing, file with the competent commerce authority accordingly.

Pursuant to the Franchising Regulations, a franchising contract shall include but not be limited to the following terms: the basic information of the franchisor and franchisees, the term of the contract, the type, amount and payment(s) of the franchising fees, the specific content of operation guidance, technical supports and business training as well as the method for providing the same, the quality requirements and quality control measures, the marketing and advertisements arrangements, the consumer protection and indemnification, the change, cancelation or termination of the contract, the breach of the contract, and the dispute resolution, which shall all be put in writing. Moreover, according to the Franchising Regulations, the franchisee shall be allowed to unilaterally cancel the franchising contract within a certain period of time; the franchising term, unless the franchisee otherwise agrees, shall be no less than three years (renewals are excluded); the purpose and refund conditions and means of the fees paid by the franchisee to the franchisor in advance of the establishment of the franchising contract shall be clarified in writing; the usage of publicity and promotion fees paid by the franchisee to the franchisor shall be disclosed to the franchisee in a timely manner; the franchisee may not transfer the franchise rights to a third party without the consent of the franchisor; and the franchisor shall report the information about the conclusion of franchise contracts in the previous year to the competent commerce authority in the first quarter of each year. In addition to the Franchising Regulations, the MOFCOM has also promulgated two implementing regulations: the Administrative Measures for Archival Filing of Commercial Franchises, last amended on December 12, 2011 and came into effect on February 1, 2012; and the Administrative Measures on Information Disclosure Requirements for Commercial Franchises, last amended on February 23, 2012 and came into effect on April 1, 2012. The above two implementing regulations, together with the Franchising Regulations form the basic legal framework for the regulation of the PRC franchise operations.

Regulations Relating to Product Quality and Consumers Protection

According to the PRC Civil Code, in the event of damage arising from a defective product, the victim may seek compensation from either the manufacturer or seller of such a product. If the defect is caused by the seller, the manufacturer shall be entitled to seek reimbursement from the seller upon compensation of the victim.

According to the Product Quality Law of the PRC, which took effect on September 1, 1993 and was last amended on December 29, 2018, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was last amended on October 25, 2013, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages against sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages against the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

Regulations Relating to Tort

According to Part VII Tort Liability of the PRC Civil Code, if damages to other persons are caused by defective products due to the fault of third parties, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of a warning, recall of products, etc., in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

Regulations Relating to Advertising

In 1994, the Standing Committee of the National People’s Congress of the PRC promulgated the Advertising Law of the PRC, or the Advertising Law, which was recently amended on April 29, 2021 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. In addition, the following internet advertising activities are prohibited: (i) providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons, (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization, or (iii) using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others.

Regulations Relating to Foreign Trade

On November 7, 2016, the Foreign Trade Law of the PRC was promulgated by the Standing Committee of the National People’s Congress, which came into effect on the same day. The Foreign Trade Law provides that a foreign trade dealer engaged in import or export of goods or technologies shall register with the authority responsible for foreign trade under the State Council of the PRC or its authorized entities. The PRC customs authority shall not process the declaration and clearance procedures for the imported or exported goods where a foreign trade dealer fails to register as required.

Regulation Relating to Anti-Monopoly

On August 30, 2007, the Standing Committee of the National People’s Congress adopted the PRC Anti-Monopoly Law, or the AML, which became effective on August 1, 2008 and provides the regulatory framework for the PRC anti-monopoly. Under the AML, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

Pursuant to the AML, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities.

Pursuant to the AML and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. If business operators fail to comply with the AML or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines.

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly for Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Platform Economy prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Platform Economy also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

Regulations Relating to Intellectual Property Rights

In terms of international conventions, China has entered into (including but not limited to) the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks and the Patent Cooperation Treaty.

Patents

According to the PRC Patent Law promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 with the current effective version took effect from June 1, 2021, and the Implementation Rules of the PRC Patent Law, which was promulgated by the State Council in June 2001 and last amended in January 2010, there are three types of patents in the PRC: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the PRC Patent Law of the PRC, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the NIPA for confidentiality examination.

Copyrights

The PRC Copyright Law, which was last amended on November 11, 2020, and became effective on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations will own copyright in their copyrightable works, including works of literature, art, natural science, social science, engineering technology, and computer software, regardless of whether published or not. Copyright owners enjoy certain legal rights, including the right of publication, the right of authorship, and the right of reproduction. The PRC Copyright Law extends copyright protection to internet activities, products disseminated over the internet, and software products, and provides for a voluntary registration system administered by the China Copyright Protection Center. According to the PRC Copyright Law, a copyright infringer will be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owner, and compensating for the loss of the copyright owner. Copyright infringers may also be subject to fines and administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001, and amended on January 30, 2013, a software copyright owner may go through the registration procedures with a software registration authority recognized by the State Council’s copyright administrative authority. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademarks

According to the PRC Trademark Law promulgated by the SCNPC in August 1982 and last amended in April 2019, and the Implementation Rules of the PRC Trademark Law promulgated by the State Council in August 2002 and last amended in April 2014, the period of validity for a registered trademark is ten years, commencing on the date of registration. The registrant shall go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years, commencing on the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be cancelled. A trademark owner may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its records. As with patents, the PRC Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark that is applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not infringe upon existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Industrial and commercial administrative authorities have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to the law.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names, which was promulgated by the MIIT in August 2017 and came into effect in November 2017, and the Implementing Rules on Registration of National Top-level Domain Names, which was promulgated by China Internet Network Information Center in and came into effect in June 2019. The MIIT is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, which was promulgated by the Standing Committee of the NPC in September 1993 and last amended in April 2019, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

Regulations Relating to Environment Protection

Pursuant to the PRC Environmental Protection Law promulgated by the Standing Committee of the NPC, in December 1989, last amended in April 2014 and effective in January 2015, any entity which discharges or will discharge pollutants during its course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. According to the provisions of the PRC Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters.

Pursuant to the PRC Environmental Protection Law, the environmental impact statement on any construction project must assess the pollution that the project is likely to produce and its impact on the environment, and stipulate preventive and curative measures; the statement shall be submitted to competent administrative department of environmental protection for approval. Installations for the prevention and control of pollution in construction projects must be designed, built and commissioned together with the principal part of the project.

Pursuant to the PRC Environment Impact Assessment Law, which was promulgated in October 2002 and most recently amended in December 2018, the State implements a classification-based management on the environmental impact assessment of construction projects according to the impact of the construction projects on the environment. Construction units, which fall within corresponding classified administration catalog, shall prepare an Environmental Impact Report or an Environmental Impact Statement, or fill out the Environmental Impact Registration Form.

Pursuant to the Regulations on Urban Drainage and Sewage Disposal, which was promulgated in October 2013 and came into effect in January 2014, and the Measures for the Administration of Permits for the Discharge of Urban Sewage into the Drainage Network, which was promulgated in January 2015 and came into effect in March 2015, drainage entities covered by urban drainage facilities shall discharge sewage into urban drainage facilities in accordance with the relevant provisions of the state. Where a drainage entity needs to discharge sewage into urban drainage facilities, it shall apply for a drainage license in accordance with the provisions of these Measures. The drainage entity that has not obtained the drainage license shall not discharge sewage into urban drainage facilities.

Regulations Relating to Fire Protection

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted in April 1998 and last amended in April 2021. The Fire Prevention Law provides that fire control design and construction of a construction project shall comply with the State’s fire control technical standards. Developers, designers, builders and project supervisors shall be responsible for the quality of the fire control design and construction of the construction project pursuant to the law. Development project fire safety design examinations and acceptance systems shall be implemented for development projects which are required to have fire safety design in accordance with the national fire protection technical standards.

According to the Eight Measures for the Public Security Fire Department to Deepen Reform and Serve Economic and Social Development promulgated by the Ministry of Public Security of the PRC in August 2015, the filing of fire protection design and completion acceptance with respect to fire protection of construction projects with an investment of less than RMB300,000 or a building area of less than 300 square meters (or below the limit set by the housing and urban construction department of the provincial people’s government) was no longer required.

Regulations Relating to Foreign Exchange and Dividend Distribution

Foreign Exchange Control

According to the PRC Regulation for the Foreign Exchange promulgated by the State Council in January 1996, which was amended in January 1997 and August 2008, and the Regulation on the Administration of the Foreign Exchange Settlement, Sales and Payment promulgated by the People’s Bank of China in June 1996, foreign exchanges required for distribution of profits and payment of dividends may be purchased from designated foreign exchange banks in the PRC upon presentation of a board resolution authorizing distribution of profits or payment of dividends.

According to the Circular of the State Administration of Foreign Exchange, or the SAFE, on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix promulgated in November 2012 and amended in May 2015, October 2018 and December 2019 by the SAFE, (1) the opening of and payment into foreign exchange accounts under direct investment accounts are no longer subject to approval by the SAFE; (2) reinvestment with legal income of foreign investors in China is no longer subject to approval by SAFE; (3) the procedures for capital verification and confirmation that foreign-funded enterprises need to go through are simplified; (4) purchase and external payment of foreign exchange under direct investment accounts are no longer subject to approval by SAFE; (5) domestic transfer of foreign exchange under direct investment account is no longer subject to approval by SAFE; and (6) the administration over the conversion of foreign exchange capital of foreign-invested enterprises is improved. Later, the SAFE promulgated the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment in February 2015, which was further amended in December 2019 and prescribed that the bank instead of the SAFE can directly handle the foreign exchange registration and approval under foreign direct investment while the SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the bank.

The Provisions on the Administration of Foreign Exchange in Foreign Direct Investments by Foreign Investors, which were promulgated by the SAFE in May 2013 and amended in October 2018 and December 2019, regulate and clarify the administration over foreign exchange administration in foreign direct investments.

According to the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises promulgated by the SAFE in Mach 2015 and amended in December 2019, and the Circular on the Reform and Standardization of the Management Policy of the Settlement of Capital Projects promulgated by the SAFE in June 2016, the settlement of foreign exchange by foreign invested enterprises shall be governed by the policy of foreign exchange settlement on a discretionary basis. However, the settlement of foreign exchange shall only be used for their own operational purposes within the business scope of the foreign invested enterprises and follow the principles of authenticity.

Dividend Distribution

The SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control in January 2017, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall make detailed explanations of sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Foreign Exchange Registration of Offshore Investment by PRC Residents

The SAFE promulgated the SAFE Circular 37 in July 2014. The SAFE Circular 37 requires PRC residents (including PRC institutions and individuals) to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or the SPV, directly established or indirectly controlled by PRC residents for offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV.

The Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, which was promulgated in February 2015 and effective in June 2015 and further amended in December 2019, provides that PRC residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment via the banks.

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect in June 2015 and was amended in December 2019. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject us and the participants to fines and legal sanctions.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Labor

Labor Law and Labor Contract Law

The Labor Law of the PRC, or the Labor Law, and its implementation rules provide that enterprises and institutions must establish and improve work safety and health system, strictly enforce national regulations and standards on work safety and health, and carry out work safety and health education for workers. Working safety and health facilities shall meet national standard. Enterprises and institutions shall provide workers with working safety and health conditions meeting national rules and standards on labor protection.

The Labor Contract Law of the PRC, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the one month anniversary of the commencement date of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationship is terminated. According to the Labor Contract Law, if an employer requires the employees to work overtime, it shall pay the worker legally required working overtime salaries. When the employer fails to pay the relevant working overtime salary, it will be ordered to pay compensation to the employees at amount based on the actual working overtime salary that has not been duly paid.

Pursuant to the Interim Provisions on Labor Dispatch, which was promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, effective from March 1, 2014, employers may employ dispatched workers in temporary, auxiliary or substitutable positions provided that the number of dispatched workers shall not exceed 10% of the total number of its workers. Pursuant to the Labor Law, if the employer violates the relevant labor dispatch regulations, the labor administrative department shall order it to make corrections within a prescribed time limit; if it fails to make corrections within the time limit, penalty will be imposed on the basis of more than RMB5,000 and less than RMB10,000 per person.

Social Insurance and Housing Provident Funds

According to the Social Insurance Law of PRC, which was promulgated by the Standing Committee of the NPC in October 2010 and last amended in December 2018, and the Interim Regulations on the Collection and Payment of Social Security Funds, which was promulgated by the State Council in January 1999 and amended in March 2019, and the Regulations on the Administration of Housing Provident Funds, which was promulgated by the State Council in April 1999 and last amended March 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and to housing provident funds. Any employer who fails to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Regulations Relating to Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law promulgated by the NPC in March 2007 and last amended in December 2018, and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both domestic enterprises and foreign-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Besides enterprises established within the PRC, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

In addition, an enterprise certified as a High-Tech Enterprise enjoys a reduced enterprise income tax rate of 15%. According to the Administrative Measures for the Certification of High-Tech Enterprises amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance, and the SAT jointly determine whether an enterprise is a High-Tech Enterprise considering the ownership of core technology, whether the main technologies underlying the key products or services fall within the officially supported high-tech fields, the proportion of research and development personnel of the total staff, the proportion of research and development expenditure of total revenue, the proportion of high-tech products or services of total revenue, and other factors prescribed.

In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

The SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7 in February 2015. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company.

The SAT also issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37 in October 2017, which came into effect on December 1, 2017 and was amended by the Announcement of the State Taxation Administration on Certain Taxation Normative Documents issued by the SAT on June 15, 2018. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority.

According to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, which was promulgated and came into effect in August 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties which was promulgated by the SAT in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, which was promulgated by the SAT in February 2018 and came into effect in April 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Value Added Tax

For sales of pre-owned consumer electronic products, we are subject to the VAT levy rate of 3% under the simplified method and is exempted by 1% in comply with relevant PRC VAT regulations of CaiShui [2009] No. 9 and CaiShui [2014] No. 57. According to the Provisional Regulations of the PRC on Value-Added Tax, effective in January 1994 and further amended in November 2008, February 2016, and November 2017, and its implementation rules effected in January 1994 and amended in December 2008 and October 2011, except stipulated otherwise, taxpayers who sell goods, labor services or tangible personal property leasing services or import goods shall be subject to a 17% tax rate; taxpayers who sell transport services, postal services, basic telecommunications services, construction services, or real property leasing services, sell real property, transfer the land use right shall be subject to an 11% tax rate, and taxpayers who sell services or intangible assets shall be subject to a 6% tax rate.

According to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates adopted in April 2018, as of May 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% rates are adjusted to 16% and 10%.

According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, effective in April 2019, the 16% VAT tax rate, which applies to the sales or imported goods of a VAT general taxpayer, will be lowered to 13%; and the 10% VAT tax rate will be lowered to 9%.

According to the Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation) revised in June 2018, if domestic enterprises provide cross-border taxable activities such as professional technical services, technology transfer, software services, the above-mentioned cross-border taxable activities are exempt from VAT.

Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security

On July 1, 2015, the Standing Committee of the National People’s Congress promulgated the PRC National Security Law, which came into effect on the same day. The PRC National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC.

In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which took effect on June 1, 2017. In accordance with the PRC Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

On November 28, 2019, several PRC governmental authorities jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

On May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

On June 10, 2021, the Standing Committee of the PRC National People’s Congress published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On August 17, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulation, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed by the relevant regulatory authority about the final determination as to whether they are categorized as “critical information infrastructure operators.”

On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The PRC Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of the PRC, for the purpose of providing products or services to natural persons located within China, for analysing or evaluating the behaviours of individuals located within China, or for other circumstances as prescribed by laws and administrative regulations. The PRC Personal Information Protection Law provides a personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. The PRC Personal Information Protection Law also contains certain specific provisions with respect to the obligations of a personal information processor and imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, or has complicated business activities. These obligations include, without limitation, formulation of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly.

Furthermore, the PRC Personal Information Protection Law stipulates the rules for cross-border transfer of personal information. Any cross-border transfer of personal information is subject to the condition that it is necessary to provide the personal information to a recipient outside the territory of the PRC due to any business need or any other need, as well as the satisfaction of at least one of the following conditions: (i) where a security assessment organised by the national cyberspace administration has been passed; (ii) where a certification of personal information protection has been passed from a professional institution in accordance with the provisions issued by the national cyberspace administration; (iii) where a standard contract formulated by the national cyberspace administration has been entered into with the overseas recipient; or (iv) any other condition prescribed by laws, administrative regulations or any other requirements by the national cyberspace administration. Critical information infrastructure operators and personal information processors that have processed personal information in an amount reaching a threshold prescribed by the national cyberspace administration, must store in the territory of the PRC the personal information collected or generated within the territory of the PRC. If it is necessary to provide such information to an overseas recipient, a security assessment organised by the national cyberspace administration must be passed.

On October 29, 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) provides five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) has not been formally adopted.

On November 14, 2021, the CAC released the Regulations of Cyber Data Security Management (Draft for Comments). Such draft regulation provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and the data processors conducting the following activities shall apply for cybersecurity review in accordance with the relevant regulations: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, such draft regulation also provides that (i) the operators of large Internet platforms who set up headquarters or, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities and (ii) a data processor processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year.

On December 28, 2021, the CAC and other PRC governmental authorities jointly released the Measures for Cybersecurity Review, which took effect on February 15, 2022. Pursuant to the Measures for the Cybersecurity Review, operators of “critical information infrastructure” or data processors holding over one million users’ personal information which intends to be listed in a foreign country are subject to a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.

On February 10, 2022, the MIIT published an updated draft of Data Security Management Measures in the Field of Industry and Information Technology (Draft for Comments) to solicit public comments. Such draft regulation requires the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring. Such draft regulation also provides the definitions of “core data” and “important data” in the field of industry and information technology.

Regulations Relating to Anti-Monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including, without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC companies or individuals, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures. Pursuant to the Draft Administration Provisions, these provisions shall apply to domestic enterprises that issue shares, depository receipts, convertible corporate bonds, or other equity instruments overseas, or list and trade their securities overseas, and the CSRC shall supervise and administer the overseas securities offering and listing activities of domestic enterprises, and such domestic enterprises shall go through the filing procedures with the CSRC and report relevant information. According to the Draft Administration Provisions and the Draft Filing Measures, domestic enterprises offering and listing overseas will need to comply with continuous filing and reporting requirements after such offering and listing, including (i) a reporting obligation in respect of a material event completed after the completion of an overseas offering and listing, which arose prior to such offering and listing; (ii) filing for follow-on offerings after the initial offering and listing; (iii) filing for share exchanges where by the issuer issues securities to acquire assets; and (iv) a reporting obligation for material events after the initial offering and listing. The Administrative Provisions clarify that the first actor responsible for compliance for and overseas issuance and listing of a domestic enterprise is the domestic enterprise itself. With respect to the domestic enterprises, non-compliance with the Draft Administrative Provisions or an overseas listing completed in breach of them may result in a warning or a fine of RMB1-10 million. Under severe circumstances, domestic enterprises may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5 million either individually or collectively. If, during the filing process, the domestic enterprises conceal important factors or the content is materially false, and securities are not issued, they are subject to a fine of RMB1-10 million. If the securities have been issued, the domestic enterprise is subject to a fine of 10-100% of the listing proceeds. With respect to the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons, they are subject to a warning and fines between RMB500,000 and RMB5 million, individually or collectively.

C.Organizational Structure

The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report:

Historical Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders

We entered into a series of contractual arrangements with Shanghai Wanwuxinsheng and its shareholders through Shanghai Aihui, our wholly owned subsidiary in China. The contractual arrangements allow us to (i) exercise effective control over Shanghai Wanwuxinsheng and its subsidiaries, (ii) receive all economic benefits of Shanghai Wanwuxinsheng; and (iii) have an exclusive option to purchase all of the equity interests in Shanghai Wanwuxinsheng when and to the extent permitted by PRC laws and regulations. We also entered into a similar set of contractual arrangements with Shenzhen Lvchuang through Shanghai Aihui.

These contractual arrangements with Shanghai Wanwuxinsheng and its shareholders included voting proxy agreement, powers of attorney, spousal consent letters, share pledge agreement, exclusive technology consulting and management service agreement, business operation agreement and option purchase agreements. Pursuant to the voting proxy agreement, each of the shareholders of Shanghai Wanwuxinsheng will execute a power of attorney to irrevocably authorize Shanghai Aihui, or any person designated by Shanghai Aihui, to act as its attorney-in-fact to exercise all of his rights as a shareholder of Shanghai Wanwuxinsheng. Pursuant to the powers of attorney, each of the shareholders of Shanghai Wanwuxinsheng irrevocably authorized Shanghai Aihui to act on his behalf as the only exclusive agent and attorney to exercise all rights as the shareholders of Shanghai Wanwuxinsheng. Pursuant to share pledge agreement, shareholders of Shanghai Wanwuxinsheng have agreed to pledge all of their respective equity interests in Shanghai Wanwuxinsheng to Shanghai Aihui to guarantee the performance of obligations by Shanghai Wanwuxinsheng and its shareholders under the exclusive technology consulting and management service agreement, the business operation agreement, the voting proxy agreement, the amended and restated powers of attorney and the third amended and restated option purchase agreements. Pursuant to the exclusive technology consulting and management service agreement, Shanghai Aihui has the exclusive right to provide Shanghai Wanwuxinsheng with technical consulting and management services including, among other things, software development and maintenance, internet technical support, database and network security services and other technical consulting and services. Pursuant to the option purchase agreement, each of the shareholders of Shanghai Wanwuxinsheng irrevocably grant Shanghai Aihui an exclusive option to purchase, or have its designated person to purchase, at its discretion, all or part of the equity interests currently held and may in the future be held by such shareholders in Shanghai Wanwuxinsheng.

We entered into a set of contractual arrangements with Shenzhen Lvchuang through Shanghai Aihui. The contractual arrangements consist of (i) the exclusive business cooperation agreement between Shanghai Aihui and

Shenzhen Lvchuang, (ii) the share pledge agreement among Shanghai Aihui, Shenzhen Lvchuang and the shareholder of Shenzhen Lvchuang, (iii) the exclusive option purchase agreement among Shanghai Aihui, Shenzhen Lvchuang and the shareholder of Shenzhen Lvchuang, (iv) the power of attorney executed by the shareholder of Shenzhen Lvchuang, and (v) the spousal consent letter executed by the spouse of the shareholder of Shenzhen Lvchuang. The content of our contractual arrangements with Shenzhen Lvchuang is substantially similar to that of our contractual arrangements with Shanghai Wanwuxinsheng.

As a result of these contractual arrangements, we became the primary beneficiary of Shanghai Wanwuxinsheng and Shenzhen Lvchuang, and we treated Shanghai Wanwuxinsheng and Shenzhen Lvchuang as the variable interest entities under the U.S. GAAP for the effective period of these contractual arrangements. We therefore consolidated the financial results of Shenzhen Lvchuang, Shanghai Wanwuxinsheng and its subsidiaries in our consolidated financial statements in accordance with the U.S. GAAP.

In August 2021, we terminated the contractual arrangements with Shenzhen Lvchuang and its shareholders and Shenzhen Lvchuang was disposed of to third parties. Shenzhen Lvchuang did not contribute any revenue in 2021.

In April 2022, we also terminated the contractual arrangements with Shanghai Wanwuxinsheng and its shareholders and acquired all equity interests held by the shareholders of the Shanghai Wanwuxinsheng through Shanghai Aihui.

D.Property, Plant and Equipment

Our headquarters are located in Shanghai, where we leased an aggregate area of over 7,720 square meters as of December 31, 2021 for office space. As of December 31, 2021, we had seven operation centers with an aggregate floor area of approximately 39,967 square meters across Mainland China and Hong Kong.

Our servers are hosted in Hangzhou, China. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

As of December 31, 2021, we leased properties for all of our 595 directly operated offline AHS stores across 31 cities in China.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.Operating Results

We are a leading pre-owned consumer electronics transactions and services platform in China. We have created the infrastructure for pre-owned consumer electronics transactions and services by digitalizing and standardizing the industry, with a strong focus on mobile phones. While core to our success is our ability to effectively source supply, our offerings today span the entire value chain for pre-owned consumer electronics. Total GMV transacted on our platform was RMB32.5 billion and the number of consumer products transacted on our platform was over 31.2 million in 2021, representing year-over-year growth from 2020 of 66.2% and 32.1%, respectively.

Our platform digitally integrates every step of the pre-owned consumer electronics value chain. We obtain supply of pre-owned consumer electronics, process pre-owned consumer electronics for resale using our proprietary inspection, grading, and pricing technologies in our centralized operations centers, and distribute the processed electronics to a variety of purchasers. We transact with consumers and small merchants at both the supply and demand sides of the value chain, ensuring that a diverse range of participants have access to our platform. Our end-

to-end coverage of the value chain and diverse supply and demand combine with our quality and pricing benchmarks to standardize the industry in China.

We generate revenue from the sale of phones and other consumer electronics goods through our platform. We also charge commission fees to third-party merchants for participating in our online marketplace. Our net revenue increased by 23.6% from RMB3,931.9 million in 2019 to RMB4,858.2 million in 2020, and further by 60.1% to RMB7,780.3 million in 2021. Our loss from operations was RMB731.8 million, RMB458.8 million and RMB895.1 million (US$140.5 million) in 2019, 2020 and the 2021, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our ability to increase the number of consumer products transacted

The number of consumer products transacted is one of the most important drivers for our GMV, which directly affects our revenue. We believe we capture unparalleled supply and demand for pre-owned consumer electronics.

Our unique supply and demand flywheel helps attract an increasing number of buyers and sellers to us to transact pre-owned consumer products. We have an omni-channel procurement network to secure supply both online and offline. We are also a go-to destination to purchase pre-owned devices for consumers and merchants. We fulfil significant demand from small merchants and consumers nationwide through PJT Marketplace and Paipai Marketplace, respectively.

We believe we are able to continue increasing the number of consumer products transacted through the strong value propositions provided by us. We have made pre-owned transactions and services more user-friendly, efficient, transparent, secure, and environmentally friendly.

Our ability to effectively control supply of pre-owned consumer electronic devices

Our ability to control the supply of pre-owned consumer electronic devices is our key competitive advantage in the industry. Our fully integrated online-offline sourcing network combined with our strategic partnerships with JD Group, major phone brands and retailers ensure that we are able to effectively source the supply to consistently meet the demand of buyers coming to us.

We source supply from our website, mobile app, mobile mini programs, AHS stores and self-service kiosks with broad coverage from top-tier to lower-tier cities. The omni-channel procurement network allows us to quickly secure supply of consumer electronics and scale up our business. In 2020 and 2021, we had 23.6 million and 31.2 million consumer products transacted, respectively. Our leading sourcing network together with our in depth know-how of the industry bring more demand to us.

We are expanding our sources of supply through more AHS stores, deeper collaboration with JD Group, increased penetration of authorized distribution channels from brands, as well as more merchant empowerment services. We will further expand our offline network of stores and self-service kiosks and increase our penetration into lower-tier cities across China. We aim to further our relationships with key partners, including JD Group, to continuously vitalize and grow the supply of goods.

We also facilitate the sale of pre-owned devices from merchants directly to consumers or other merchants through our open marketplaces, Paipai Marketplace and PJT Marketplace. Paipai Marketplace and PJT Marketplace empower small merchants and consumers by providing them with proprietary technologies that enable the trade-in of devices. We believe we are well positioned to capitalize on the secular tailwind of consumers’ increasing willingness to trade in pre-owned devices and greater transaction activities from merchants.

Our ability to effectively distribute pre-owned consumer electronic devices

Our ability to effectively distribute pre-owned consumer electronic devices sourced from both AHS channels and third-party channels directly affects our revenue.

We have an effective distribution strategy for our own inventory based on increasingly automated inspection, grading and pricing, as well as accurate targeting of buyers. We sell high unit price products to consumers through Paipai Marketplace and mid-to-low unit price products to merchants and retailers through PJT Marketplace.

We also effectively distribute supplies from third-party transactions through our advanced auction and bidding infrastructure. We use a blind auction model through which participants can only access the information of the device for sale but cannot view information of the seller and other bidders or the bidding prices of other participating bidders. Our highly efficient auction and bidding model has significantly improved bidding efficiency and provides merchants with faster turnaround.

Our ability to monetize self-operated and third-party transactions on our online marketplaces

The monetization level from both our self-operated and third-party transactions on our PJT Marketplace and Paipai Marketplace directly affects our revenue. We generate net product revenue from self-operated transactions, and net service revenue from third-party transactions on our online marketplaces.

We sell our own inventory with a markup irrespective of conditions of the device, thanks to our advanced pricing mechanism that sets the industry standard. We also improve monetization from our AHS stores by providing more complementary services such as instant repair and insurance.

For third-party transactions, we believe there are opportunities to improve our commission rate as we continue to scale, further diversify the categories of devices and other consumer goods transacted, and monetize more services that are currently delivered to sellers and buyers for free, such as supply chain, smart security, digital storefront and marketing campaigns. Moreover, we expect net service revenues to account for an increasing percentage of total net revenues because we expect a higher increase in terms of GMV for online marketplaces.

Additionally, we expect a higher percentage of pre-owned devices will be transacted on our online marketplaces using our operation centers, or through our consignment model, from which we can charge higher commission than the POP model where the transacted devices do not go through our operation centers.

Our ability to leverage technology in our operations

Technology is at the core of our company and drives every aspect of our operations. Our proprietary technologies are key to achieving low turnaround time, efficient operation and quality customer service. Our revolutionary infrastructure provides end-to-end coverage of the value chain and standardizes the inspection, grading, and pricing process. Technology infrastructure at our operation centers supports our growth through automation and data insights, enabling efficient inspection, grading and pricing of devices at scale.

Automation reduces manual processes in our operation centers, hence reducing the cost of running these centers. We have developed a proprietary automated inspection, grading and pricing system utilized by our operation centers. Our operation centers are able to assign quality grading to pre-owned devices on scale significantly faster and cheaper than manual inspection. As a result, we achieve superior efficiency and accuracy for our inspection, grading and pricing process. As of December 31, 2021, we operated 7 centralized operation centers, including a fully automated center in Changzhou and 95 city-level operation stations equipped with proprietary data-driven processing technologies.

Big data and artificial intelligence enable us to optimize our pricing strategies and ensure efficient day-to-day operation of our AHS stores. By analyzing thousands of phone models, millions of transactions, and the purchasing behavior of millions of consumers and small merchants, we provide benchmarks for quality and pricing in the industry. Our data capabilities allow us to capture key in-store foot prints to optimize store management and provide standardized customer service offerings, which greatly improve the operation efficiencies of our AHS stores.

Technology permeates every aspect of our operations. We will continue to invest in technology to further scale our platform.

Our ability to control costs and expenses and enhance operational efficiency

Our results of operations are affected by our ability to control our operating costs and expenses. Our costs and expenses consist of merchandise costs, fulfillment expenses, selling and marketing expenses, technology and content expenses, and general and administrative expenses. We expect our costs and expenses to continue to increase as we grow the number of consumer products transacted. To ensure the scaling of our business is carried out in an efficient and cost-effective manner, we have strengthened our strategic relationship with JD Group to benefit from its large and active consumer traffic at a reasonable cost. We will also further optimize fulfillment costs through more efficient management of warehousing and logistics.

We believe our scale, coupled with the flywheel effect of our platform, will allow us to benefit more from substantial economies of scale and improve operational efficiency.

Key Operating Metrics

We evaluate the number of devices transacted and GMV as key metrics affecting our results of operations.

Number of consumer products transacted. Our number of consumer products transacted calculates the number of consumer products distributed to merchants and consumers through transactions on our PJT Marketplace, Paipai Marketplace and other channels we operate in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle. A single consumer product may be counted more than once according to the number of times it is transacted on our PJT Marketplace, Paipai Marketplace and other channels we operate through the distribution process to end consumer. We track the number of consumer products transacted to measure our sourcing capabilities and our ability to distribute pre-owned consumer products.

	For the Year Ended December 31,
	2019	2020	2021
Number of consumer products transacted (in million)	15.9	23.6	31.2

GMV. We define GMV as the total dollar value of goods distributed to merchants and consumers through transactions on our PJT Marketplace, Paipai Marketplace and other channels we operate in a given period for which payments have been made, prior to returns and cancellations, excluding shipping cost but including sales tax. Total GMV consists of GMV for product sales and GMV for online marketplaces. GMV for product sales measures the GMV from our sales of phones and other consumer electronics goods through our PJT Marketplace, Paipai Marketplace and other channels we operate. GMV for online marketplaces measures the GMV from third-party merchants and/or consumers participating in our PJT Marketplace and Paipai Marketplace. GMV is a measure of the total economic value generated by our business, and an indicator of our scale.

	For the Year Ended December 31,
	2019	2020	2021
Total GMV (in billions of RMB)	12.2	19.6	32.5
GMV for product sales	3.9	4.6	7.8
GMV for online marketplaces	8.3	15.0	24.7

Certain components of the product sales GMV arise from ancillary operations that we consider as non-core to our business and from which we will strategically shift away in the future. These non-core operations include promotional sales through PJT marketplace and other channels we operate, which are unrelated to our core operations. GMV generated from these non-core operations was RMB545.6 million, RMB153.6 million and RMB29.5 million (US$4.6 million) in 2019, 2020 and 2021, respectively.

Impact of COVID-19

The outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and financial performance have also been adversely affected as a result. In an effort to contain the spread of COVID-19, many countries, including China, have taken precautionary measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of having COVID-19, encouraging employees of enterprises to work remotely, and cancelling public activities, among others.

In order to protect the health and well-being of our employees and consumers, we and our AHS store partners started to temporarily close offline AHS stores in China in late January 2020 and reduced operating hours at offline AHS stores that remained open. We also closed our headquarters and offices and made remote working arrangements. The unplanned store closures resulted in peak closures of a vast majority of offline AHS stores in China in early February 2020. Since that time, the vast majority of offline AHS stores and our headquarters and offices have been reopened in a disciplined manner. By the end of March 31, 2020, all offline AHS stores in China had reopened and operated under normal business hours. Due to such store closures, our operating results in the first quarter of 2020 was negatively affected. The store closure also negatively affected the expansion of our AHS store network. In the first half of 2020, we experienced a decrease in the number of offline AHS stores in China. Our GMV for product sales for the first quarter of 2020 was adversely affected by the temporary closure of offline AHS stores, which negatively affected our collection of pre-owned consumer electronics through offline AHS stores. GMV for product sales decreased from RMB831.5 million in the first quarter of 2019 to RMB625.0 million in the first quarter of 2020. In addition, our inventory level was also negatively affected by such store closures. See “Item 3. Key Information— D. Risk Factors—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information. Besides, we also temporarily closed our regional operation centers in early 2020 due to COVID-19 outbreak. See “Item 3. Key Information— D. Risk Factors—We are subject to certain risks relating to third-party logistics services and our operation centers” for more information.

In 2021, a series of resurgences of COVID-19 pandemic due to different variants of the virus occurred across the country, which caused temporarily closure of certain AHS stores as well as the city-level operation stations, lasting for approximately 1 to 1.5 month every time. Compared to 2020, COVID-19 had less negative impact on our store expansion and operating results in 2021. COVID-19 remains a global pandemic and different variants of coronavirus have also emerged in different locations around the world. As the COVID-19 pandemic continues to rapidly evolve and there is great uncertainty as to the future progress of the disease, we cannot anticipate with any certainty the length or severity of the effects of COVID-19. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we or our business partners have business operations.

Key Components of Results of Operations

Net revenues

We generate net revenues from product sales and services we provide through our online marketplaces, including PJT Marketplace and Paipai Marketplace, and other channels we operate. The following table sets forth the breakdown of our net revenues by amounts and percentages of net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Net product revenues	3,730,206	94.9	4,244,023	87.4	6,654,893	1,044,298	85.5
Net service revenues	201,652	5.1	614,176	12.6	1,125,382	176,597	14.5
Total net revenues	3,931,858	100.0	4,858,199	100.0	7,780,275	1,220,895	100.0

Net product revenues. We generate revenues from our sale of phones and other consumer electronics goods through our PJT Marketplace, Paipai Marketplace and offline AHS Stores. We procure pre-owned phones and other consumer electronics from consumers, small merchants, consumer electronic brands, e-commerce platforms and retailers through our online and offline channels. We then process the pre-owned consumer electronics using our proprietary inspection, grading, and pricing technologies and sell them at a higher price suggested by our pricing mechanism. We also give our buyers the option to trade in their pre-owned devices for new ones. Revenue generated from non-core operations was RMB524.4 million, RMB149.1 million and RMB15.6 million (US$2.4 million) in 2019, 2020 and 2021, respectively.

Net service revenues. We charge commission fees to merchants and/or customers for transacting in our online marketplaces. For PJT Marketplace, we charge both the merchants and buyers a commission fee that ranges from a total of approximately 4% to 5% of the executed transaction price. The commission fee charged to the merchants is determined as a percentage based on the executed transaction price, and the commission fee charged to buyers is determined as a negotiated tiered amount. For Paipai Marketplace, commission fees are charged to merchants only, determined as a percentage based on the executed transaction price. For certain merchants who sell products on our online marketplaces, we enter into contractual agreements with these merchants for a fixed monthly marketplace management fee in addition to the commission fees charged for each transaction.

We expect both our net product revenues and our net service revenues to continue to increase in the foreseeable future as we continue to rapidly expand our business. We expect net service revenues to account for an increasing percentage of total net revenues as we expect a higher increase in terms of GMV for online marketplaces.

Operating Expenses

Our operating expenses consist of merchandise costs, fulfillment expenses, selling and marketing expenses, general and administrative expenses and technology and content expenses. The following table sets forth the breakdown of our operating costs and expenses, in amounts and as percentages of total net revenues for each of the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB%		RMB	US$	%
		(in thousands, except for percentages)
Operating costs and expenses
Merchandise costs	3,176,401	80.8	3,610,434	74.3	5,735,393	900,008	73.7
Fulfillment expenses	658,149	16.7	666,317	13.7	1,062,066	166,661	13.7
Selling and marketing expenses	566,792	14.4	740,542	15.2	1,206,649	189,350	15.5
General and administrative expenses	140,874	3.6	177,542	3.7	433,629	68,046	5.6
Technology and content expenses	142,858	3.7	151,536	3.1	264,560	41,515	3.4
Total operating costs and expenses	4,685,074	119.2	5,346,371	110.0	8,702,297	1,365,580	111.9

Merchandise costs. Merchandise costs primarily consist of cost of acquired products mainly through AHS Recycle and inbound shipping charges for our product sales. We expect our merchandise costs to continue to grow in line with growth in revenue from product sales. Merchandise costs from non-core operations were RMB509.6 million, RMB130.5 million and RMB12.0 million (US$1.9 million) in 2019, 2020 and 2021, respectively.

Fulfillment expenses. Fulfillment expenses consist primarily of expenses incurred in operating our platform, centralized operation centers, operation stations, offline AHS stores and warehousing operations, such as personnel expenses attributable to purchasing, receiving, inspecting and grading, packaging and preparing customer orders for shipment, as well as outbound shipping charges.

Selling and marketing expenses. Selling and marketing expenses consist primarily of amortization of intangible assets and deferred cost in relation to the acquisition of Paipai Marketplace and the business cooperation agreement with Kuaishou, platform promotion expenses, channel commissions, advertising expenses, and payroll and related expenses for personnel involved in marketing and business development activities.

The amortization of intangible assets primarily represents amortization of the business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai Marketplace and business cooperation agreement with Kuaishou. We recorded such amortization expenses of RMB193.2 million, RMB308.8 million and RMB330.8 million (US$51.9 million) for 2019, 2020 and 2021, respectively.

We offer incentives such as promotion coupons to consumers on Paipai Marketplace, and such incentive expenses are recorded as selling and marketing expenses because they serve to promote our Paipai Marketplace. Such incentive expenses amounted to RMB19.3 million, RMB61.4 million and RMB163.2 million (US$25.6 million) for 2019, 2020 and 2021, respectively. As the amounts of consumer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of future trend. Channel commissions consist of commission paid to sales channel providers and collection channel providers. It amounted to RMB78.4 million, RMB143.4 million and RMB190.6 million (US$29.9 million) for the years ended Decemeber 31, 2019, 2020 and 2021, respectively.

General and administrative expenses. General and administrative expenses consist primarily of personnel related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future due to the increasing expenses related to the anticipated growth of our business and our operation as a public company.

In April 2021, we granted a total of 2,964,091 restricted share units, or RSUs, to Mr. Kerry Xuefeng Chen. These RSUs became vested immediately upon grant. In July 2021, we also granted a total of 16,500 RSUs to the management of our Company and the vesting period is three years. The recognization of share-based compensation expense related to RSUs amounted to nil, nil and RMB164.3 million (US$25.8 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

Technology and content expenses. Technology and content expenses consist primarily of payroll and related expenses for technology and content employees involved in designing, developing and maintaining technology platform, and improving artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include equipment depreciation, data center costs and amortization of platform arising from acquisition of Paipai Marketplace. We expect our technology and content expenses to continue to increase as we plan to invest more resources to improve our technological capabilities.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment 2017/2018. Commencing from the year of assessment 2018/2019, the first two million of profits in Hong Kong dollars earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to our company are not subject to any Hong Kong withholding tax.

PRC

Under the PRC Enterprise Income Tax Law, or the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. All of our PRC subsidiaries, the former VIE and former VIE’ subsidiaries are subject to the statutory income tax rate of 25% except for Shanghai Wanwuxinsheng which obtained qualification as High and New Technologies Enterprises, in 2021 and was entitled to a preferential EIT rate of 15% from 2021 to 2024.

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of Mainland China were deemed to be a “resident enterprise” under the EIT Law, we would be subject to enterprise income tax on our worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

The EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by “resident enterprises” to “non-resident enterprises” after January 1, 2008. In addition, under the relevant tax arrangements between Mainland China and Hong Kong, if a foreign investor is a Hong Kong resident enterprise and such foreign investor is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in such “resident enterprises”, or 10%, if the investor holds less than 25% in such “resident enterprises”. We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2019, 2020 and 2021.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our net revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Net revenues
Net product revenues	3,730,206	94.9	4,244,023	87.4	6,654,893	1,044,298	85.5
Net service revenues	201,652	5.1	614,176	12.6	1,125,382	176,597	14.5
Total net revenues	3,931,858	100.0	4,858,199	100.0	7,780,275	1,220,895	100.0
Operating expenses
Merchandise costs	(3,176,401)	(80.8)	(3,610,434)	(74.3)	(5,735,393)	(900,008)	(73.7)
Fulfillment expenses	(658,149)	(16.7)	(666,317)	(13.7)	(1,062,066)	(166,661)	(13.7)
Selling and marketing expenses	(566,792)	(14.4)	(740,542)	(15.2)	(1,206,649)	(189,350)	(15.5)
General and administrative expenses	(140,874)	(3.6)	(177,542)	(3.7)	(433,629)	(68,046)	(5.6)
Technology and content expenses	(142,858)	(3.7)	(151,536)	(3.1)	(264,560)	(41,515)	(3.4)
Total operating expense	(4,685,074)	(119.2)	(5,346,371)	(110.0)	(8,702,297)	(1,365,580)	(111.9)
Other operating income, net	21,410	0.6	29,395	0.6	26,950	4,229	0.3
Loss from operations	(731,806)	(18.6)	(458,777)	(9.4)	(895,072)	(140,456)	(11.6)
Interest expense	(12,397)	(0.3)	(21,090)	(0.5)	(16,778)	(2,633)	(0.2)
Interest income	7,813	0.2	9,321	0.2	8,370	1,313	0.1
Other income (loss), net	3,581	0.1	(39,866)	(0.8)	(50,367)	(7,904)	(0.6)
Loss before income taxes	(732,809)	(18.6)	(510,412)	(10.5)	(953,847)	(149,680)	(12.3)
Income tax benefits	30,120	0.8	47,320	1.0	143,863	22,575	1.8
Share of loss in equity method investments	(2,199)	(0.1)	(7,526)	(0.2)	(6,563)	(1,030)	(0.1)
Net loss	(704,888)	(17.9)	(470,618)	(9.7)	(816,547)	(128,135)	(10.6)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net revenues

Our net revenues, which consisted of net product revenues and net service revenues, increased by 60.1% from RMB4,858.2 million in 2020 to RMB7,780.3 million (US$1,220.9 million) in 2021. This increase was primarily due to an increase of RMB2,410.9 million in our net product revenues and an increase of RMB511.2 million in our net service revenues. Our GMV has grown rapidly by 65.8% from RMB19.6 billion in 2020 to RMB32.5 billion (US$5.1 billion) in 2021.

The number of consumer products transacted increased by 32.2% from 23.6 million in 2020 to 31.2 million in 2021.

l

Net product revenues. Our net product revenues increased by 56.8% from RMB4,244.0 million in 2020 to RMB6,654.9 million (US$1,044.3 million) in 2021. This increase was attributable to an increase in sourcing volume and the corresponding increase in sales of pre-owned consumer electronics through PJT Marketplace, and Paipai Marketplace. Our GMV for product sales has grown rapidly by 69.6% from RMB4.6 billion in 2020 to RMB7.8 billion (US$1.2 billion) in 2021.

l

Net service revenues. Our net service revenues increased by 83.2% from RMB614.2 million in 2020 to RMB1,125.4 million (US$176.6 million) in 2021. This increase was attributable to the increases in transaction volume on PJT Marketplace and Paipai Marketplace and an increase in the average commission rate. Our GMV for online marketplaces has grown rapidly by 64.7% from RMB15.0 billion in 2020 to RMB24.7 billion (US$3.9 billion) in 2021.

Merchandise costs

Our merchandise costs increased by 58.9% from RMB3,610.4 million in 2020 to RMB5,735.4 million (US$900.0 million) in 2021, primarily attributable to the growth of our product sales, indicated by the growth of GMV for products sales from RMB4.6 billion in 2020 to RMB7.8 billion (US$1.2 billion) in 2021.

Fulfillment expenses

Our fulfillment expenses increased by 59.4% from RMB666.3 million in 2020 to RMB1,062.1 million (US$166.7 million) in 2021, which was mainly due to (i) an increase in personnel related expenses and outsourced service expenses from RMB353.1 million in 2020 to RMB533.9 million (US$83.8 million) in 2021 in connection with our growing business; (ii) an increase in logistics expenses and operation center related expenses from RMB243.9 million in 2020 to RMB383.9 million (US$60.2 million) in 2021, which were in line with the increase in sales of pre-owned consumer electronics; and (iii) the recognition of share-based compensation expense of RMB59.6 million (US$9.4 million) resulting from options granted to employees with an IPO condition.

Selling and marketing expenses

Our selling and marketing expenses increased by 62.9% from RMB740.5 million in 2020 to RMB1,206.6 million (US$189.4 million) in 2021, primarily due to (i) an increase in sales promotion and coupon expenses from RMB155.4 million in 2020 to RMB468.5 million (US$73.5 million) in 2021 in connection with business development; (ii) an increase in sales commissions paid to JD Group in connection with traffic acquisition and sourcing of pre-owned devices from RMB110.1 million in 2020 to RMB149.0 million (US$23.4 million) in 2021; (iii) an increase in personnel related expenses and outsourced service expenses from RMB95.3 million in 2020 to RMB149.7 million (US$23.5 million) in 2021 in connection with our growing business; and (iv) the recognition of share-based compensation expense of RMB38.5 million (US$6.0 million) resulting from options granted to employees with an IPO condition.

General and administrative expenses

Our general and administrative expenses increased by 144.3% from RMB177.5 million in 2020 to RMB433.6 million (US$68.0 million) in 2021, which was mainly due to (i) the share-based compensation expense of RMB220.3 million (US$34.6 million) in connection with the restricted share units and options granted to the management with an IPO condition and the recognition of share-based compensation expense of RMB96.6 million (US$15.2 million) resulting from options granted to employees. This was partially offset by a decrease in other administrative expenses from RMB31.4 million in 2020 to RMB2.1 million (US$0.3 million) in 2021 resulting from the improved management efficiency.

Technology and content expenses

Our technology and content expenses increased by 74.7% from RMB151.5 million in 2020 to RMB264.6 million (US$41.5 million) in 2021, which was mainly due to (i) an increase in personnel related expenses and outsourced service expenses from RMB131.2 million in 2020 to RMB200.0 million (US$31.4 million) in 2021 in connection to the expansion of our research and development activities; and (ii) the recognition of share-based compensation expense of RMB39.6 million (US$6.2 million) resulting from options granted to employees with an IPO condition.

Other operating income

Our other operating income decreased from RMB29.4 million in 2020 to RMB27.0 million (US$4.2 million) in 2021, which was mainly attributable to a decrease in government subsidies.

Loss from operations

As a result of the foregoing, we incurred RMB895.1 million (US$140.5 million) of loss from operations in 2021, as compared to RMB458.8 million in 2020.

Interest expense

We had interest expense of RMB21.1 million and RMB16.8 million (US$2.6 million) in 2020 and 2021, respectively. The decrease was primarily attributable to a decrease in short-term borrowings because of the repayment for short-term borrowings purchased in the prior year.

Interest income

We had interest income of RMB9.3 million and RMB8.4 million (US$1.3 million) in 2020 and 2021, respectively. The decrease was primarily attributable to a decrease of our cash average daily balance.

Other loss, net

Our other loss, net was RMB39.9 million and RMB50.4 million (US$7.9 million) in 2020 and 2021, respectively. The loss increasing was primarily attributable to foreign exchange losses arising from the depreciation of Renminbi against U.S. dollar.

Income tax benefits

We had income tax benefits of RMB47.3 million and RMB143.9 million (US$22.6 million) in 2020 and 2021, respectively. The difference was primarily attributable to the reduced tax rate applied in the amortization of deferred tax liability arising from the acquisition of Paipai, as a result of preferential rate applied since 2021.

Share of loss in equity method investments

We had share of loss in equity method investments of RMB7.5 million and RMB6.6 million (US$1.0 million) in 2020 and 2021, respectively. The difference was attributable to losses of equity method investments.

Net loss

As a result of the foregoing, our net loss was RMB816.5 million (US$128.1 million) in 2021, as compared to RMB470.6 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenues

Our net revenues, which consisted of net product revenues and net service revenues, increased by 23.6% from RMB3,931.9 million in 2019 to RMB4,858.2 million in 2020. This increase was primarily due to a RMB513.8 million increase in our net product revenues and RMB412.5 million increase in our net service revenues. Our GMV has grown rapidly by 60.7% from RMB12.2 billion in 2019 to RMB19.6 billion in 2020. The number of consumer products transacted increased by 48.4% from 15.9 million in 2019 to 23.6 million in 2020.

l

Net product revenues. Our net product revenues increased by 13.8% from RMB3,730.2 million in 2019 to RMB4,244.0 million in 2020. This increase was attributable to an increase in the sale of pre-owned consumer electronics through Paipai Marketplace (especially Paipai Selection), PJT Marketplace and our offline trade-in channels and the increase of our overseas pre-owned consumer electronics transactions. Our GMV for product sales has grown rapidly by 17.9% from RMB3.9 billion in 2019 to RMB4.6 billion in 2020.

l

Net service revenues. Our net service revenues increased by 204.5% from RMB201.7 million in 2019 to RMB614.2 million in 2020. This increase was attributable to an increase in transaction volume on PJT Marketplace and a change in our commission fee setting strategy. In addition, we acquired Paipai Marketplace from JD Group in June 2019. Therefore, we only received service revenues for transactions on our Paipai Marketplace from June to December in 2019. Our GMV for online marketplaces has grown rapidly by 80.7% from RMB8.3 billion in 2019 to RMB15.0 billion in 2020.

Merchandise costs

Our merchandise costs increased by 13.7% from RMB3,176.4 million in 2019 to RMB3,610.4 million in 2020, primarily attributable to the growth of our product sales, indicated by the growth of GMV for products sales from RMB3.9 billion in 2019 to RMB4.6 billion in 2020.

Fulfillment expenses

Our fulfillment expenses increased by 1.2% from RMB658.1 million in 2019 to RMB666.3 million in 2020, which was mainly due to a decrease in personnel related expenses from RMB356.0 million in 2019 to RMB252.9 million in 2020 as we optimized staffing efficiency and benefited from a temporary social insurance contribution exemption due to COVID-19. This was partially offset by an increase in outsourced service expenses from RMB39.9 million in 2019 to RMB100.2 million in 2020 and an increase in logistics expenses from RMB76.4 million in 2019 to RMB107.0 million in 2020, which were in line with the increase in sales of pre-owned consumer electronics.

Selling and marketing expenses

Our selling and marketing expenses increased by 30.6% from RMB566.8 million in 2019 to RMB740.5 million in 2020, primarily due to amortization expenses related to the acquisition of Paipai. We acquired Paipai from JD Group in June 2019. As a result, we incurred RMB308.8 million of amortization expenses in 2020 as compared to RMB193.2 million in 2019 related to the intangible assets purchased in the acquisition of Paipai Marketplace that were allocated to selling and marketing expenses, which substantially increased our selling and marketing expenses in 2020. We also experienced an increase in sales commission paid to JD Group in connection with traffic acquisition and sourcing of pre-owned devices from RMB54.7 million in 2019 to RMB110.1 million in 2020.

General and administrative expenses

Our general and administrative expenses increased by 26.0% from RMB140.9 million in 2019 to RMB177.5 million in 2020, which was mainly due to an increase in the impairment loss recognized for the older generation trade-in kiosks that could no longer meet our operation needs by RMB6.4 million, and a one-off compensation of RMB40.1 million we paid to certain management resigned in 2020, which was calculated based on their years of service and past contribution to us.

Technology and content expenses

Our technology and content expenses increased by 6.1% from RMB142.9 million in 2019 to RMB151.5 million in 2020, which was mainly attributable to an increase in staff compensation and the amortization expenses of the technology and platform acquired as part of Paipai.

Other operating income

Our other operating income increased from RMB21.4 million in 2019 to RMB29.4 million in 2020, which was mainly attributable to an increase in government subsidies.

Loss from operations

As a result of the foregoing, we incurred RMB458.8 million of loss from operations in 2020, as compared to RMB731.8 million in 2019.

Interest expense

We had interest expense of RMB12.4 million and RMB21.1 million in 2019 and 2020, respectively. The increase was primarily attributable to an increase in short-term borrowings to support our business expansion.

Interest income

We had interest income of RMB7.8 million and RMB9.3 million in 2019 and 2020, respectively. The increase was primarily attributable to an increase of our cash balance.

Other income (loss), net

Our other income, net was RMB3.6 million in 2019. Our other loss, net was RMB39.9 million in 2020. The loss we suffered in 2020 was primarily attributable to foreign exchange losses arising from the depreciation of Renminbi against U.S. dollar.

Income tax benefits

We had income tax benefits of RMB30.1 million and RMB47.3 million in 2019 and 2020, respectively. The difference was primarily attributable to amortization of deferred tax liability associated with the intangible assets recognized in the acquisition of Paipai.

Share of loss in equity method investments

We had share of loss in equity method investments of RMB2.2 million and RMB7.5 million in 2019 and 2020, respectively. The difference was primarily attributable to losses of equity method investments.

Net loss

As a result of the foregoing, our net loss was RMB470.6 million in 2020, as compared to RMB704.9 million in 2019.

Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. As conditions resulting from the COVID-19 pandemic continue to evolve, we expect these judgments and estimates may be subject to change, which could materially impact future periods.

The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting estimates, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Intangible assets, net

Description

Intangible assets mainly include those acquired through business combinations. Intangible assets arising from our acquisition of Paipai business from JD including Business Cooperation Agreement (“BCA”), Non-Compete Commitment (“NCC”), technology/platform and brand names are recognized and measured at fair value with the assistance of a third-party valuation firm using valuation techniques such as discounted cash flow analysis. Major assumptions used in determining the fair value of these intangible assets include future growth rates, discount rate and remaining useful life. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over their respective useful lives as follows:

The identifiable intangible assets	Amortization Years
Brand names	10 years
BCA	1-6 years
Technology/platform	5 years
NCC	5 years

We evaluate our intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment analysis is performed if events or changes in circumstances indicate that it is impaired. Possible indications of impairment may include events or changes in circumstances affecting business forecast and operations. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the carrying amount of the assets exceeds the undiscounted net cash flows, an analysis is performed to determine the fair value of the assets and we recognizes impairment loss on the amount by which the carrying value exceeds the fair value of the asset.

Judgments and Uncertainties

We make significant assumptions to evaluate intangible assets for possible indications of impairment. Changes in these assumptions could have a significant impact on the intangible assets identified for further analysis. We recognize impairment loss on the amount by which the carrying value exceeds the fair value of the asset. The determination of the fair value requires us to make significant assumptions related to business forecast, discount rate and remaining useful life to estimate the net present value of future cash flows.

Determination of whether impairment indicators exist made by us requires significant judgment and estimation of the fair value of the intangible assets contains assumptions and estimates related to business forecast and discount rate used to discount future cash flows, and remaining useful life. We consider historical data as well as current facts and circumstances when determining these estimates.

Sensitivity of Estimate to Change

The determination of no impairment indicators exist requires our judgment and our estimations of industry environment and macroeconomic conditions. The failure to identify impairment indicators could result to material impairment losses in the future.

We believe the estimates applied in the estimated fair value of the intangible assets is based on reasonable assumptions, but which are inherently uncertain. As a result, actual results may differ from the assumptions and judgments used to determine fair value of the intangible assets, which could lead to the fair value of the assets is less than its carrying amount.

As of December 31, 2019, 2020 and 2021, there was no indicator identified. As a result, no further quantitative analysis was deemed necessary and no intangible assets impairment loss was recognized for the years ended December 31, 2019, 2020 and 2021.

Goodwill

Description

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists. Our goodwill is mainly arising from our acquisition of Paipai business.

We had adopted Financial Accounting Standards Board (“FASB”) revised guidance on ASU 2017-04 “Testing of Goodwill for Impairment”. Under this guidance, we choose to apply a qualitative assessment first, it starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of comparison of the fair value of a reporting unit to its carrying amount.

Judgments and Uncertainties

Application of a goodwill impairment test requires our significant judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We have determined that we have only one reporting unit and perform the annual goodwill impairment analysis on December 31 every year.

Sensitivity of Estimate to Change

The assumptions used to assess impairment consider historical trends, macroeconomic conditions, and projections consistent with our operating strategy. Changes in these estimates can have a significant impact on the assessment of fair value which could result in material impairment losses.

As of December 31, 2019, 2020 and 2021, we performed qualitative analysis and concluded that it was not more likely than not that the fair value of the reporting unit is less than its carrying amount and therefore no further quantitative analysis was deemed necessary and no goodwill impairment losses was recognized for the years ended December 31, 2019, 2020 and 2021.

Investment in equity investees

Description

We assess the equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the investment in equity investees is written down to fair value

We had adopted ASU 2016-01, “Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities”) and elected to measure these investments using measurement alternative at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other income (loss), net. We also make qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in other income (loss), net.

Judgments and Uncertainties

We identified the impairment assessments of equity securities without readily determinable fair values and equity method investments because of the significant judgments made by us to identify impairment indicators and to estimate the fair value of these investments in order to determine the amount of impairment, if any, that should be recorded against the investments’ carrying amounts. This required a high degree of our significant judgments.

Sensitivity of Estimate to Change

The identification of impairment indicators considers historical financial results of the investees, industry reports, macroeconomic conditions projections of investee’s operating strategy. The estimation of the fair value of the investments includes assumptions used to assess impairment. Changes in these estimates or failure to identify impairment indicators can have a significant impact on the impairment assessment of investment in equity investees, which could result in material impairment losses.

As a result, the impairment losses of equity securities without readily determinable fair value recognized in other income (loss), net were RMB4,714, RMB3,500 and RMB16,500 for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment loss of equity method investments recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

Fair value of the options

Description

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore made estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the grant dates of share-based compensation awards to our employees to determine the grant date fair value of the awards, as well as determining whether there’s any beneficial conversion feature to be recognized for our convertible redeemable preferred shares. Such valuation estimates was no longer necessary since we went public in June 2021 and the underlying shares begin trading and rely on the market price to determine the fair value of the awards.

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2019, 2020 and 2021 were as follows:

For the years ended December 31,
	2019	2020	2021
Expected volatility	45.98%~46.55%	47.28%~48.09%	48.47%~48.70%
Risk-free interest rate (per annum)	1.67%~2.41%	0.66%~0.92%	1.35%~1.62%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	RMB24.37~39.06	RMB36.02~47.16	RMB40.61~109.73
Fair value of share option	RMB23.68~38.40	RMB35.37~46.53	RMB39.98~109.10

Judgments and Uncertainties

The assumptions used in share-based compensation expenses recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment.

We estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. We estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds at grant date with a maturity period close to the contract term of options, adjusted by country risk differential between U.S. and China. We estimated exercise multiples based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future.

We determined the fair value of ordinary shares underlying each share-based compensation awards grant based on estimated equity value and allocation of it to each element of our capital structure (preferred shares and ordinary shares) using equity allocation model. In our case, three scenarios were assumed, namely: (i) liquidation scenario; (ii) redemption scenario; and (iii) mandatory conversion scenario. Under liquidation and redemption scenarios, option pricing method was adopted to allocate the value between preferred shares and ordinary shares according to their respective rights. Under mandatory conversion scenario, the equity value was allocated to preferred shares and ordinary shares on an as-if converted basis.

Sensitivity of Estimate to Change

The assumptions used in this method to determine fair value of ordinary shares consider historical trends, macroeconomic conditions, and projections consistent with the Company’s operating strategy. Changes in these estimates can have a significant impact on the determination of fair value of the ordinary shares. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.

As of December 31, 2021, share-based compensation expenses of RMB454.6 million (US$71.3 million) has been recognized after the IPO condition has been met in June 2021.

Income taxes

Description

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense

Judgments and Uncertainties

We have provided a full valuation allowance for the deferred tax assets as of December 31, 2019, 2020 and 2021, as we are not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. We take the position that full valuation allowance shall be provided considering all the positive and negative evidences with our judgments. We consider the facts and evidence include the amounts available in the carryback periods, reversal patterns of existing taxable temporary differences, our projections of future income and available qualified tax-planning strategies, which have uncertainties in the future period.

Sensitivity of Estimate to Change

While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed and has a material impact on our income taxes and ETR in our financial statements. We recognized valuation allowance of RMB268.5 million, RMB316.4 million, RMB344.2 million as of December 31, 2019, 2020 and 2021, respectively.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.32 “Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

B.Liquidity and Capital Resources

To date, we have financed our operating and investing activities mainly though historical equity and debt financing activities. As of December 31, 2021, we had RMB1,356.3 million (US$212.8 million) in cash and cash equivalents, of which 51.6% were held in Renminbi, 44.6% were held in U.S. dollar, and the remainder was primarily held in Hong Kong dollars.

In April and May 2021, we issued a total of 9,777,383 Series F preferred shares to certain investors for an aggregate consideration of US dollar equivalent of RMB1.2 billion. In June 2021, we received US$213.3 million in net proceeds from our initial public offering of the ADSs after deducting underwriting discounts and commissions and relevant offering expenses. In July 2021, the underwriters exercised their option to purchase additional ADSs and we received a total of US$24.4 million of net proceeds after deducting the underwriter discounts and commissions.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. As of the date of this annual report, we have not identified any specific targets for investments or acquisitions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of the former VIE and its subsidiaries, we only have access to the assets or earnings of the former VIE through our contractual arrangements with the former VIE and its shareholders (as applicable). Due to the continuous loss generated by the former VIE, no service fees were charged by WFOE under the contractual arrangements in 2019, 2020 and 2021. See “Item 4. Information on the Company—A. History and Development of the Company” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We expect that a substantial majority of our future revenues will be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered or filed with SAFE, its local branches and/or certain local banks (as applicable).

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries and the former VIE in China only through loans or capital contributions, subject to relevant approval, filing and/or reporting with respect to government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from financing activities to make loans or capital contributions to our PRC subsidiaries and the former VIE. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our PRC subsidiaries and the former VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Cash Flows

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(410,794)	(412,868)	(1,017,962)	(159,743)
Net cash (used in)/provided by investing activities	(304,349)	18,625	(670,402)	(105,202)
Net cash provided by financing activities	455,751	929,962	2,289,623	359,292
Effect of foreign exchange rate changes on cash and cash equivalents	4,515	(28,426)	(12,993)	(2,035)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(254,877)	507,293	588,266	92,312
Cash, cash equivalents and restricted cash at the beginning of the year	665,960	411,083	918,376	144,113
Cash, cash equivalents and restricted cash at the end of the year	411,083	918,376	1,506,642	236,425

Operating activities

Net cash used in operating activities in 2021 was RMB1,018.0 million (US$159.7 million). The difference between our net cash used in operating activities and our net loss of RMB816.5 million (US$128.1 million) in the 2021 was primarily the result of adding back non-cash items, mainly depreciation and amortization of RMB373.7 million (US$58.7 million) and share-based compensation of RMB454.6 million (US$71.3 million), as well as changes in working capital items, including the increase in prepayments and other receivables of RMB514.8 million (US$80.8 million), the increase in inventories of RMB304.4 million (US$47.8 million), the increase in funds receivable from third party payment service providers of RMB280.8 million (US$44.1 million) and the decrease in deferred tax liabilities of RMB143.9 million (US$22.6 million), partially offset by the increase in contract liabilities of RMB178.1 million (US$27.9 million). Prepayments and other receivables mainly relate to customer deposits, which grew in line with the expansion of our platform. Inventories increased in support of the growth in our transaction volume, indicated by the growth of our GMV for product sales from RMB4.6 billion in 2020 to RMB7.8 billion (US$1.2 billion) in 2021. Contract liabilities exists when we have received consideration but has not transferred the related goods or services to the customer.

Net cash used in operating activities in 2020 was RMB412.9 million. The difference between our net cash used in operating activities and our net loss of RMB470.6 million in 2020 was primarily the result of adding back non-cash items, mainly depreciation and amortization of RMB360.8 million, as well as changes in working capital items, including the increase in inventories of RMB111.4 million, offset by increase in prepayments and other receivables of RMB123.5 million. Inventories increased in support of the growth in our transaction volume, indicated by the growth of our GMV for product sales from RMB3.9 billion in 2019 to RMB4.6 billion in 2020. Prepayments and other receivables mainly relates to customer deposits, which grew in line with the expansion of our platform.

Net cash used in operating activities in 2019 was RMB410.8 million. The difference between our net cash used in operating activities and our net loss of RMB704.9 million in 2019 was primarily the result of adding back non-cash items, mainly depreciation and amortization of RMB234.7 million, as well as an increase in amount due from related parties of RMB84.4 million, which mainly relates to an increase in collection for JD Group and an increase in prepaid expenses for Yuekun.

Investing activities

Cash used in investing activities in 2021 was RMB670.4 million (US$105.2 million), consisting primarily of purchases of short-term investments of RMB787.2 million (US$123.5 million) and long-term investments of RMB215.5 million (US$33.8 million), loans to related parties of RMB166.4 million (US$26.1 million), partially offset by proceeds from short-term investments of RMB373.7 million (US$58.6 million) and collection of loan repayment from related parties of RMB200.0 million (US$31.4 million).

Cash provided by investing activities in 2020 was RMB18.6 million, consisting primarily of collection of loan repayment from related parties of RMB178.7 million and proceeds from maturity of short-term investments of RMB125.6 million and, partially offset by loan to related parties of RMB140.7 million and purchases of short-term investments of RMB99.8 million.

Cash used in investing activities in 2019 was RMB304.3 million, consisting primarily of purchases of short-term investments of RMB120.9 million, purchase of property and equipment of RMB103.3 million and loan to related parties of RMB164.0 million.

Financing activities

Cash provided by financing activities in 2021 was RMB2,289.6 million (US$359.3 million), consisting primarily of proceeds from issuance of convertible redeemable preferred shares of RMB1,138.2 million (US$178.6 million), proceeds from IPO of RMB1,488.9 million (US$233.6 million) and proceeds from short-term borrowings of RMB253.7 million (US$39.8 million), partially offset by repayment for short-term borrowings of RMB561.0 million (US$88.0 million).

Cash provided by financing activities in 2020 was RMB930.0 million, consisting primarily of proceeds from short-term borrowings of RMB764.1 million, proceeds from the issuance of convertible redeemable preferred shares of RMB512.7 million and prepaid subscription for convertible redeemable preferred shares and convertible bonds of RMB185.0 million, partially offset by repayments of short-term borrowings for RMB595.1 million.

Cash provided by financing activities in 2019 was RMB455.8 million, consisting primarily of proceeds from the issuance of convertible redeemable preferred shares of RMB469.6 million and proceeds from short-term borrowings of RMB376.4 million, partially offset by repayment for short-term borrowings of RMB348.4 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, purchase of inventories, contractual obligations, payment of employee’s payroll and welfare expenses, and various fulfillment, selling, general and administrative expenses to support our daily business operations, and we intend to fund those requirements with our existing cash and cash equivalents, restricted cash and short-term investments.

Our capital expenditures consist primarily of purchase of property and equipment. Our capital expenditures were RMB103.3 million, RMB37.8 million and RMB73.9 million (US$11.6 million) in 2019, 2020 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Our purchase of inventories primarily includes pre-owned consumer electronics and brand-new electronic devices. Our inventories purchase amount were RMB3,043.0 million, RMB3,655.5 million and RMB6,005.0 million (US$942.3 million) in 2019, 2020 and 2021, respectively. Our purchase of inventories will continue to increase due to the growth in our transaction volume.

Our contractual obligations as of December 31, 2021 mainly include short term borrowings and lease commitments, which consist of the commitments under the lease agreements for our office premises and other facilities. The following table sets forth details of our contractual obligations:

	For the Year Ended December 31,
	Total	2022	2023	2024	2025	2026 and after
	(RMB in thousands)
Operating lease commitments	111,678	75,530	27,580	7,981	587	—
Other commitments(1)	4,856	4,729	127	—	—
Short-term borrowings	94,999	94,999	—	—	—

(1)	Other commitments result from those lease contracts that are not qualified for operating leases under ASC Topic 842.

Our payment of employee’s payroll and welfare expenses include payment of employees' salaries and payment of various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. Our payment of employee's payroll and welfare expenses were RMB579.9 million in 2019, RMB509.9 million in 2020 and RMB634.5 million (US$99.6 million) in 2021.

For details of other various fulfillment, selling, general and administrative expenses, see “—Results of Operations—Fulfillment expenses,” “—Results of Operations—Selling and marketing expenses” and “—Results of Operations—General and Administrative Expenses.”

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2021.

Holding Company Structure

ATRenew Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and former VIE. As a result, ATRenew Inc.’s ability to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and the former VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition to that, our WFOE may allocate a portion of its after-tax profits determined in accordance with applicable PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the former VIE may allocate a portion of their after-tax profits determined in accordance with applicable PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and such discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2021, as our WFOE, all other PRC subsidiaries, the former VIE and the subsidiaries of the former VIE are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Off-Balance Sheet Arrangements

We do not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Except for a pledged guarantee of RMB150 million for a loan to a related party, we do not have any guarantees, retained or contingent interest in assets transferred to an unconsolidated entity, contractual arrangements that support the credit, liquidity or market risk for transferred assets; obligations that arise or could arise from variable interests held in an unconsolidated entity. The guarantee was released in March 2022 upon the related party's repayment of the loan.

C.Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technology Capabilities and Empowerment,” “Item 4. Information on the Company—B. Business Overview— Our Technology Infrastructure and Team” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Kerry Xuefeng Chen	42	Founder, Chairman of the Board of Directors and Chief Executive Officer
Yongliang Wang	38	Director and President
Lei Xu	47	Director
Wei Tang	42	Director
Chen Chen	41	Director and Chief Financial Officer
Jingbo Wang	40	Independent Director
Guoxing Jiang	68	Independent Director

Mr. Kerry Xuefeng Chen is our founder and has been serving as our chairman and chief executive officer since our inception. Prior to founding our company, Mr. Chen served as a product manager at SYKES China, a world leading provider of multichannel demand generation and customer engagement services for global brands, from July 2006 to June 2010. Mr. Chen received his bachelor’s degree from Tongji University in July 2002 and master’s degree from Fudan University in June 2006.

Mr. Yongliang Wang has been serving as our director and president since June 2019. Prior to joining us, Mr. Wang was the senior director of Paipai business at JD Group since July 2008. Prior to that, Mr. Wang was a sales manager at Tianjin Samsung Opto-Electronics Co., Ltd. from January 2007 to February 2008 and the supervisor of the procurement center of Gome Electrical Appliances from July 2005 to January 2007. Mr. Wang received his bachelor’s degree from University of International Business and Economics in July 2005.

Mr. Lei Xu has been serving as our director since June 2019. Mr. Xu is the chief executive officer and an executive director of JD.com, responsible for leading daily operation of JD.com. Mr. Xu served as a marketing consultant for JD.com in May 2007, and joined JD.com in January 2009. Prior to his current role, Mr. Xu held various senior roles in JD.com, including head of marketing department, head of JD Wireless, chief marketing officer of JD.com and, CEO of JD Retail. Mr. Xu led the establishment of JD’s marketing and public relations system, the mobile products’ R&D system as well as the platform operation system, and propelled JD’s mobile-based strategic transformation. Mr. Xu also led the launch of JD 618 Grand Promotion and drove the opening-up of JD’s supply chain capabilities to empower the society at large. During his tenure as CEO of JD Retail, Mr. Xu has established the business philosophy of "trust-based and customer-centric value creation" and led the visionary moves on development of supply chain middle platform and omni-channel strategy, which accelerated JD's climbing on second curve of growth. Mr. Xu was among "50 Most Influential Business Leaders in China" in two consecutive years named by FORTUNE China. Mr. Xu also serves as a director of Dada Nexus Limited (Nasdaq: DADA) and

Yonghui Superstores Co., Ltd. Mr. Xu was conferred China's professional title as Senior Economist (Enterprise Management) in 2019 and holds an EMBA degree from China Europe International Business School.

Mr. Wei Tang has been serving as our director since May 2021. Mr. Tang is the senior vice president of JD.com, Inc. in charge of the Business Development and Service Centre of JD Logistics, a subsidiary of JD.com, Inc. Mr. Tang is well experienced in supply chain management. Since joining JD.com in March 2014, Mr. Tang has held several key positions within JD Logistics, including the director of Heavy Cargo Transportation Operation Department and Distribution Department in Eastern Area of China and the general manager of Central Area of China. Mr. Tang holds an EMBA degree from China Europe International Business School.

Mr. Chen Chen has been serving as our chief financial officer since January 2021 and our director since May 2021. Prior to joining us, Mr. Chen was the chief financial officer of Yunji Inc. from May 2018 to December 2020. Before joining Yunji Inc., Mr. Chen was a partner at Deloitte and served various positions at Deloitte since July 2002. Mr. Chen currently also serves as an independent director and the chairman of the audit committee of Q&K International Group Limited, and an independent non-executive director and the chairman of the audit committee of Zhou Hei Ya International Holdings Company Limited (HKEx: 1458). Mr. Chen is a member of the American Institute of Certified Public Accountants (AICPA) and China Institute of Certified Public Accountants (CICPA). Mr. Chen received his bachelor’s degree from Shanghai Jiaotong University.

Mr. Jingbo Wang has been serving as our independent director since June 2021. Mr. Wang has been the chief financial officer of Agora, Inc. (Nasdaq: API), a global cloud platform for real-time video and voice engagement, since January 2020. From February 2018 to January 2020, Mr. Wang was a director and the chief financial officer of Qutoutiao Inc. (Nasdaq: QTT), an operator of mobile content platforms in China. From October 2014 to February 2018, Mr. Wang served as the chief financial officer of Yintech Investment Holdings Limited (Nasdaq: YIN), a provider of investment and trading services in China. Prior to that, Mr. Wang worked at Deutsche Bank from July 2009 to October 2014, with the last position held as vice president in the corporate finance division. Mr. Wang received his bachelor’s degree in engineering from Tsinghua University in 2003, his master’s degree in computer science from the University of Hong Kong in 2005, and his PhD degree in management studies from the Saïd Business School of the University of Oxford in 2010.

Mr. Guoxing Jiang has been serving as our independent director since June 2021. From November 2007 to November 2017, Mr. Jiang served as the vice chairman of the board and general manager of Shanghai Fudan Forward Technology Limited Company. From February 1995 to November 2007, Mr. Jiang held several positions in Fudan University and affiliated enterprises, including the vice director of School-Operating Industry Management Committee in Fudan University and chairman of the board of Shanghai Fudan Microelectronic Group Limited Company. Mr. Jiang received his bachelor’s degree in mathematics and computer science from Fudan University in 1987.

B.Compensation

Compensation of Directors and Executive Officers

In 2021, we paid an aggregate of RMB2.6 million (US$0.4 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the former VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2016 Plan

In March 2016, our shareholders and board of directors adopted the Amended and Restated Share Incentive Plan, which together with five subsequent amendments are referred to as the 2016 Plan in this annual report, to grant share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of our shareholders. The maximum aggregate number of ordinary shares that may be issued under the 2016 Plan is 21,920,964 ordinary shares. As of February 28, 2022, we have granted options to purchase a total of 29,625,160 ordinary shares under the 2016 Plan, among which options to purchase a total of 20,454,463 ordinary shares are outstanding.

The following paragraphs summarize the principal terms of the 2016 Plan.

Type of Awards. The 2016 Plan permits the awards of options, restricted share awards or unrestricted share awards.

Plan Administration. The 2016 Plan is administered by the board of directors of the Company or the compensation committee of the board. The plan administrator is authorized and empowered to do all things it deems necessary or desirable in connection with the authorization of awards and the administration of the 2016 Plan, including determining the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2016 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, restrictions on transfer of the award, and the provisions applicable in the event that the grantee’s employment or service terminates.

Eligibility. We may grant awards to our employees, officers, directors, consultants or advisors. The awards granted under the 2016 Plan will be classified into three categories: (i) the awards granted to the officers, employees or directors who rendered the most outstanding work performance, (ii) the awards granted to the Company or its affiliates’ management level officers or employees other than the persons eligible for awards under (i), and (iii) the awards granted to the officers or employees of the Company or its affiliates who are below the management level.

Vesting Schedule. For options, subject to termination of employment arrangement, the 2016 Plan provides that on each of the four anniversaries immediately after the grant date, 25% of the total number of ordinary shares subject to the options granted shall be vested. Notwithstanding the foregoing, the plan administrator may, however, in its discretion, designate certain options granted to the officers, employees or directors who rendered the most outstanding work performance as accelerated options. By express provisions in the applicable award agreement, accelerated options may be exercised prior to the date such options become vested. For restricted share awards, subject to termination of employment arrangement, the restrictions attached to the restricted shares granted will lapse with respect to 20% of the total number of restricted shares on each of the five anniversaries immediately after the grant date. Subject to early repurchase provisions, shares awarded shall either become vested or be repurchased by the Company not more than 10 years after the award date.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. Each option shall expire not more than ten years after the award date. Unless otherwise expressly provided by the plan administrator, and subject to applicable laws and regulations, vested options shall become exercisable upon the earlier of (i) the date on which the Company’s shares are first registered under the Exchange Act and listed on a recognized national securities exchange, and (ii) the occurrence of a change in control event set forth under the 2016 Plan. The shares acquired upon exercise of options shall be designated as restricted shares and shall be subject to all the terms, provisions and restriction as imposed upon in the 2016 Plan and the restricted shares award agreement to be further entered into between the Company and the participant.

Transfer Restrictions. Awards shall be exercised by the eligible participants only and shall not be transferable in any manner by the eligible participant other than in accordance with the limited exceptions provided in the 2016 Plan, such as (i) transfers to the Company, (ii) upon approval by the plan administrator, transfers to the immediate family members of the participant by gift, (iii) the designation of a beneficiary to receive benefits if the participant dies or, if the participant has died, transfers to or exercises by the participant’s beneficiary, or in absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution, or (vi) permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability.

Termination and Amendment of the 2016 Plan. Unless terminated earlier, the 2016 Plan has a term of ten years from its date of effectiveness. Our board of directors has the authority to amend or terminate the 2016 Plan. However, no such action may adversely affect in any material way any awards previously granted without the written consent of the participant.

2021 Plan

In 2021, we adopted the 2021 share incentive plan, or the 2021 Plan, to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares that may be issued under 2021 Plan is 6,021,619. As of February 28, 2022, 2,964,091 restricted share units have been granted and outstanding under the 2021 Plan.

The following paragraphs summarize the principal terms of the 2021 Plan.

Type of Awards. The 2021 Plan permits the awards of options, restricted share units, restricted shares or other types of award approved by a committee that administers the plan.

Plan Administration. Our board of directors or a committee appointed by the board of directors will administer the 2021 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, employees and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the 2021 Plan.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2021 Plan. Unless terminated earlier, the 2021 Plan has a term of ten years from the date of effectiveness of the plan. Our board of directors has the authority to terminate, amend, suspend or modify the plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2021 Plan.

The following table summarizes, as of February 28, 2022, the number of ordinary shares under outstanding options that we granted to our directors and executive officers.

Name	Ordinary shares underlying options or restricted share units(1)	Exercise price (US$/share)	Date of grant	Date of expiration
Kerry Xuefeng Chen	*	0.1	7/31/2015	†
	*	0.1	1/1/2017	†
	*	0.1	7/1/2018	†
	*	0.1	1/1/2019	†
	*	0.1	1/1/2019	†
	*	0.1	9/1/2016	†
	*	0.1	10/4/2016	†
	*	0.1	7/31/2019	†
	*	0.1	4/13/2021	†
	1,725,746	0.1	4/13/2021	†
	2,964,091(1)	—	4/13/2021	†
Yongliang Wang	*	0.1	6/3/2019	†
	*	0.1	6/3/2019	†
	*	0.1	6/3/2019	†
	*	0.1	3/1/2020	†
	*	0.1	6/3/2019	†
	*	0.1	7/1/2020	†
	*	0.1	4/13/2021	†
Chen Chen	*	0.1	4/13/2021	†
	*	0.1	4/13/2021	†
	*	0.1	1/7/2021	†
All directors and executive officers as a group	8,551,199

*Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2022.

†The expiration date is ten years from the date of grant.

(1)In April 2021, we granted 2,964,091 restricted share units to Mr. Kerry Xuefeng Chen, vesting immediately upon grant.

As of February 28, 2022, our employees other than directors and executive officers as a group held options to purchase 14,867,355 ordinary shares, with exercise prices ranging from US$0.03 per share to US$0.1 per share.

C.Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Jingbo Wang, Mr. Guoxing Jiang and Mr. Yongliang Wang. Mr. Jingbo Wang is the chairman of our audit committee. We have determined that Mr. Jingbo Wang and Mr. Guoxing Jiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Jingbo Wang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Jingbo Wang, Mr. Guoxing Jiang and Mr. Lei Xu. Mr. Jingbo Wang is the chairman of our compensation committee. We have determined that Mr. Jingbo Wang and Mr. Guoxing Jiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Jingbo Wang, Mr. Guoxing Jiang and Mr. Lei Xu. Mr. Jingbo Wang is the chairman of our nominating and corporate governance committee. Mr. Jingbo Wang and Mr. Guoxing Jiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of the officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders (except with regard to the renewal of the chairman, who may be removed from office by special resolution of our shareholders). Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.Employees

We had a total of 2,497 full-time employees as of December 31, 2021, the vast majority of which are located in China. The following table sets forth the number of our full-time employees as of December 31, 2021, by function:

Function	Number of Employees	Percentage
Operation and Fulfillment	1,546	61.9%
Research and Development	520	4.3%
Sales and Marketing	284	20.8%
General Administration and Support	107	11.4%
Customer Service	40	1.6%
Total	2,497	100.0%

In addition to our own employees, our workforce also includes 3,272 outsourced workers and 292 part-time personnel, as of December 31, 2021. We enter into contracts with our labor outsourcing partners and part-time personnel as required by applicable laws and regulations.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and creativity. As a result, we have generally been able to attract and retain high-quality and qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We enter into standard employment agreements with our employees. Our employment agreements with our senior management include standard confidentiality and non-compete clauses.

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2022 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on a total of 150,943,816 ordinary shares issued and outstanding as of February 28, 2022, consisting of (i) 92,416,377 Class A ordinary shares, (ii) 47,240,103 Class B ordinary shares and (iii) 11,287,336 Class C ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Class C ordinary shares	Total number of ordinary shares	% of total number of ordinary shares	% of aggregate voting power†
Directors and Officers**:
Kerry Xuefeng Chen(1)	4,443,033	—	11,287,336	15,730,369	10.1	42.6
Yongliang Wang	*	—	—	*	*	*
Lei Xu	—	—	—	—	—	—
Wei Tang	—	—	—	—	—	—
Chen Chen	*	—	—	*	*	*
Jingbo Wang	—	—	—	—	—	—
Guoxing Jiang	—	—	—	—	—	—
All directors and officers as a group	5,465,771	—	11,287,336	16,753,107	10.7	42.7
Principal Shareholders:
C&XF Group Limited(2)	—	—	11,287,336	11,287,336	7.5	42.0
JD Entities(3)	2,615,956	47,240,103	—	49,856,059	33.0	35.8
5Y Capital entities(4)	19,055,373	—	—	19,055,373	12.6	4.7
Tiger entities(5)	11,729,133	—	—	11,729,133	7.8	2.9

Notes:

*Less than 1% of our total ordinary shares outstanding as of February 28, 2022.

**Except as indicated otherwise, the business address of our directors and executive officers is 12th Floor, No. 6 Building, 433 Songhu Road, Shanghai, the People’s Republic of China. The business address of Mr. Lei Xu is 7F, JD.com Headquarters, Building 1, Block A, Kechuang 11 Street, BDA, Beijing, China. The business address of Mr. Wei Tang is 11F, JD.com Headquarters, Building 1, Block B, Kechuang 11 Street, BDA, Beijng China. The business address of Mr. Jingbo Wang is 56A, Tower 2, Hampton Place, Tai Kok Tsui, Kowloon, Hong Kong. The business address of Mr. Guoxing Jiang is Room 1401, Building No.2, Lane 355, Beijing Road West, Huangpu District, Shanghai, China.

†For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B and Class C ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share and each holder of Class C ordinary shares is entitled to fifteen votes per share on all matters submitted to them for a vote. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(1)

Represents (i) 11,287,336 Class C ordinary shares held by C&XF Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and (ii) 4,443,033 Class A ordinary shares Mr. Kerry Xuefeng Chen has the right to acquire within 60 days after February 28, 2022. Mr. Kerry Xuefeng Chen is the sole shareholder and the sole director of C&XF Group Limited. The registered address of C&XF Group Limited is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building Road Town, Tortola, British Virgin Islands.

(2)

Represents 11,287,336 Class C ordinary shares held by C&XF Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Mr. Kerry Xuefeng Chen is the sole shareholder and the sole director of C&XF Group Limited. The registered address of C&XF Group Limited is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 47,240,103 Class B ordinary shares held by JD.com Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands, (ii) 282,623 Class A ordinary shares held by Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and (iii) 2,333,333 Class A ordinary shares represented by 3,500,000 ADSs held by Windcreek Limited, a limited liability company incorporated under the laws of the British Virgin Islands. JD.com Development Limited is wholly-owned by JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. (Nasdaq: JD, HKSE: 9618). The registered address of JD.com Development Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The general partner of Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) is Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership). The general partner of Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership) is Tianjin Huihe Capital Management Co., Ltd. Tianjin Huihe Capital Management Co., Ltd. is a wholly-owned subsidiary of Xi’an

Jingdong Xincheng Information Technology Co., Ltd., which is a consolidated variable interest entity of JD.com, Inc. The registered address of Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) is Room 212, No. 1, The Second Avenue, Airport International Logistics Zone, Tian Jing Pilot Free Trade Zone (Airport Economic Zone), Tianjin, China. Windcreek Limited, a limited liability company incorporate under the laws of the British Virgin Islands, is a wholly-owned subsidiary of JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. The registered address of Windcreek Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)

Represents (i) 15,345,183 Class A ordinary shares held by Morningside China TMT Fund II, L.P., (ii) 1,825,679 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P., and (iii) 1,884,511 Class A ordinary shares held by Shanghai Chenxi Venture Capital Center (Limited Partnership).

Both Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by their general partner, Morningside China TMT GP II, L.P., which, in turn, is controlled by its general partner, TMT General Partner Ltd. TMT General Partner Ltd. is controlled by its board of directors which consists of five individuals, namely Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma. These directors have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. The registered address of Morningside China TMT Fund II, L.P. is Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. The registered address of Morningside China TMT Top Up Fund, L.P. is Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.

Shanghai Chenxi Venture Capital Center (Limited Partnership) is controlled by Shanghai Xingpan Investment Management Consulting Co., Ltd., its fund manager. Shanghai Xingpan Investment Management Consulting Co., Ltd. is controlled by an investment committee consisting of three individuals, i.e. Qin Liu, Jianming Shi and Ye Yuan, who have the voting and dispositive powers over the shares held by Shanghai Chenxi Venture Capital Center (Limited Partnership). The registered address of Shanghai Chenxi Venture Capital Center (Limited Partnership) is Building 26, 828-838 Zhangyang Road, China (Shanghai) Free Trade Pilot Zone, the People’s Republic of China.

(5)

Information regarding benefical ownership is reported as of June 28, 2021, based on the information contained in the Schedule 13G filed by Tiger Global Private Investment Partners X, L.P., Tiger Global PIP Performance X, L.P., Tiger Global PIP Management X, Ltd., Tiger Global Management, LLC, Charles P. Coleman III and Scott Shleifer on June 28, 2021.

As of February 28, 2022, a total of 159,381,499 ordinary shares are held by record holders in the United States (including an aggregate of 61,943,490 ordinary shares held by Citibank, N.A., the depositary of our ADS program). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entity and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

For the year ended December 31, 2019, we had the following transactions with related parties:

•	We provided consultation service to Manak Waste Management Private Limited, one of our equity investees, for a total consideration of RMB6.4 million.
•	We purchased new consumer electronics from JD Group for a total consideration of RMB8.1 million.
•

We purchased service related to traffic acquisition and sourcing of inventory that benefits our entire platform, including AHS Recycle, PJT Marketplace and Paipai Marketplace, and R&D services from JD Group for a total consideration of RMB82.6 million.

•

We disposed of our household waste recycling business to Shanghai Yuekun Environmental Protection Technology Co., Ltd., or Yuekun, a company controlled by Mr. Kerry Xuefeng Chen, in exchange for economic rights (without any voting or significant participation rights) to 52.5% of the total outstanding shares of Yuekun’s holding company in Cayman Islands. We recognized a loss of RMB9.3 million upon disposal. We also extended a loan of RMB81.6 million to Yuekun at an interest rate of 7% per annum and received an interest income of RMB352.0 thousand from Yuekun. Mr. Kerry Xuefeng Chen provided guarantee on the repayment of the loan. We received a repayment of RMB20.1 million from Yuekun.

•	We received an income of RMB0.3 million from Ruifeng.
•	We extended a loan of RMB3.5 million to Yueqing at an interest rate of 8% per annum.
•

We extended an interest-free payable on demand loan of RMB3.9 million to Shenzhen Aileyou Information Technology Co., Ltd., or Aileyou, one of our equity investees, and received a repayment of RMB1.5 million from Aileyou.

•	We extended a loan of RMB75 million to Jinsong and received a repayment of RMB81.8 million from Jinsong.
•

We acquired Paipai, a B2C online retail platform for pre-owned products, from JD.com, Inc. on June 3, 2019. The tangible assets acquired primarily include property and equipment related to the operations of Paipai platform such as computers. The intangible assets acquired primarily include resources provided by JD under a business cooperation agreement entered into together with the acquisition of Paipai, brand names, non-compete commitment, technology and platform, deferred tax liabilities and goodwill. In addition to the tangible and intangible assets, we received a net cash of US$20.1 million from JD. As a consideration, we issued 27,500,098 Series E preferred Shares to JD.com Development Limited.

•	For the year ended December 31, 2020, we had the following transactions with related parties:
•	We purchased new consumer electronics from JD Group for a total consideration of RMB25.4 million.
•

We purchased service related to traffic acquisition and sourcing of inventory that benefits our entire platform, including AHS Recycle, PJT Marketplace and Paipai Marketplace, and R&D services from JD Group for a total consideration of RMB166.1 million.

•	We purchased service related to traffic acquisition from Aileyou for a total consideration of RMB2.0 million.
•

We extended a loan of RMB138.3 million to Yuekun at an interest rate of 7% per annum and received an interest income of RMB1.8 million from Yuekun. We also received a repayment of RMB175.8 million from Yuekun, a portion of which was repayment of loans we extended in prior years.

•

We extended an interest-free payable on demand loan of RMB2.4 million to Aileyou, and received a repayment of RMB2.9 million from Aileyou, a portion of which was repayment of loans we extended in prior year. The loan is expected to be repaid in full in 2021.

•	For the year ended December 31, 2021, we had the following transactions with related parties:
•

We provided 3-year preferential platform rates to Jinsong, one of our equity investees, for a total consideration of RMB10 million received in 2021. In addition, we provided a pledged guarantee of RMB150 million for Jinsong's loan from a Chinese commercial bank and the guarantee was released in March 2022 upon Jinsong's repayment of the loan. We made additional RMB55 million investment in preferred shares of Jinsong and was entitled to nominate one director to the board of directors of Jinsong.

•	We purchased new consumer electronics from JD Group for a total consideration of RMB6.9 million.
•	We purchased new consumer electronics from Shanghai Gulin Technology Co., Ltd (“Gulin”), one of our equity investees for a total consideration of RMB175.1 million.
•

We purchased service related to traffic acquisition and sourcing of inventory that benefits our entire platform, including AHS Recycle, PJT Marketplace and Paipai Marketplace, and R&D services from JD Group for a total consideration of RMB363.9 million.

•	We purchased service related to traffic acquisition from Aileyou for a total consideration of RMB8.5 million.
•	We purchased service related to quality inspection from Gulin for a total consideration of RMB3.0 million.
•	We extended a loan of RMB80.5 million to Gulin and also received the repayment of RMB80.5 million during the year.
•

We extended a loan of RMB85.9 million to Yuekun at an interest rate of 7% per annum and received an interest income of RMB1.3 million from Yuekun. We also received a repayment of RMB110.0 million from Yuekun, a portion of which was repayment of loans we extended in prior years.

•	We received a repayment of RMB9.5 million from Yueqing, which was repayment of loans we extended in prior years in all.

Shareholders Agreement

We entered into the eighth amended and restated shareholders agreement on April 16, 2021 with our shareholders, which consist of holders of ordinary shares and preferred shares. The new shareholder of our company after April 16, 2021 entered into a joinder agreement with us and became a party to the shareholders agreement dated April 16, 2021. The eighth amended and restated shareholders agreement provides for certain investors’ rights, including information and inspection rights, registration rights, right of participation, right of first refusal, co-sale right, right of drag-along, and contains provisions relating to composition of our board of directors, certain corporate governance matters and shareholder approvals. Most of these special rights have automatically terminated upon the completion of our initial public offering. Below is a summary of certain shareholders’ special rights that survived the completion of our initial public offering.

Registration Rights

We have granted certain registration rights to our holders of preferred shares. Set forth below is a description of the registration rights granted under our currently effective shareholders agreement.

Demand Registration Rights. Holders of at least 30% of the then outstanding registrable securities (including ordinary shares issued or issuable upon conversion of the preferred shares) have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. Holders of registrable securities may request the registrable securities be distributed by means of an underwriting. We are not obligated to effect more than three such demand registrations. We have the right to defer such filing of registration statement for a period of not more than ninety (90) days after receipt of a demand registration request if, in the good faith judgment of the board of directors of our company, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period and we cannot register any other shares of our company during such twelve-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our shares, we shall give all holders of registrable securities a written notice of such registration and shall afford each holder of registrable securities an opportunity to include in such registration all or any part of the registerable securities held by such holder. Holders of registrable securities may make this piggyback registration request for unlimited number of times.

Form F-3 Registration Rights. Holders of at least a majority of all registrable securities may request us in writing to file effect a registration on Form F-3 for an unlimited number of times. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions.

Termination of Registration Rights. Our shareholders’ registration rights will terminate (i) after five years of the completion of our initial public offering, or (ii) all such registrable securities proposed to be sold by a shareholder may then be sold without registration in any 90-day period pursuant to Rule 144 promulgated under the Securities Act.

Our policy undertakings to IFC

We undertake to provide one of our shareholders, International Finance Corporation, or IFC, with annual monitoring report confirming our compliance with specific social and environmental measures undertaken by us and our compliance with IFC’s performance standards on social & environmental sustainability, and notify IFC of certain incidents or circumstances that have or could reasonably be expected to have an adverse effect on IFC’s investment in us and our business operations in accordance with IFC’s performance standards on social and environmental sustainability. In addition, we also provide IFC with certain information and inspection rights, and covenant to conduct our business in a compliant manner.

Pursuant to a put option agreement we entered into with certain of our shareholders on June 26, 2018, we granted to each of such shareholders a put option to sell the shares held by them back to us at certain agreed price upon certain triggering events, such as failure to perform our obligations under IFC policy undertakings described above. On May 25, 2021, the put option was terminated by mutual agreement between the relevant shareholders and us.

C.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares”. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.The Offer and Listing

A.Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since June 18, 2021. Our ADSs trade under the symbol “RERE.” Every three ADSs represent two of our Class A ordinary shares.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the New York Stock Exchange since June 18, 2021 under the symbol “RERE.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following are summaries of material provisions of the our currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares are not convertible into Class C ordinary shares, and vice versa. Upon (a) any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Class B ordinary shares through voting proxy or otherwise to any person that is not ultimately controlled by JD.com, Inc.; or (b) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not ultimately controlled by JD.com, Inc., such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares

Upon (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through voting proxy or otherwise to any person that is not an affiliate of such holder; (ii) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person that is not an affiliate of such holder; (iii) Mr. Kerry Xuefeng Chen, or the founder, being neither a director nor the chief executive officer of our company; (iv) the founder ceases to be the ultimate beneficial owner of any outstanding Class C ordinary shares; (v) the founder ceases to be the ultimate beneficial owner of C&XF Group Limited or any other entity that holds Class C ordinary shares; or (vi) the founder being permanently unable to attend board meetings and manage the business affairs of our company as a result of incapacity solely due to his then physical and /or mental condition (which, for the avoidance of doubt, does not include any confinement against his will), such Class C ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share and each holder of Class C ordinary shares is entitled to fifteen votes per share subject to vote at our general meetings. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the NYSE be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our memorandum and articles of association also authorizes our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares, without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements. See “Item 10. Additional Information”.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Without limiting the jurisdiction of the Cayman courts to hear, settle and/or determine disputes related to our company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of our company to our company or the members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our articles of association including but not limited to any purchase or acquisition of shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against our company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of our articles of association.

C.Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.Taxation

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares or the ADSs, nor will gains derived from the disposal of our Class A ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.

We believe that ATRenew Inc. is not a PRC resident enterprise for PRC tax purposes. ATRenew Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that ATRenew Inc. meets all of the conditions above. ATRenew Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. Therefore, we do not believe that ATRenew Inc. meets all of these conditions or ATRenew Inc. is a PRC resident enterprise for PRC tax purposes even if the conditions for “de facto management body” prescribed in the SAT Circular 82 are applicable. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that ATRenew Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of ATRenew Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ATRenew Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, ATRenew Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares acquired by U.S. Holders (as defined below) pursuant to our initial public offering. This discussion applies only to U.S. Holders that hold the ADSs or Class A ordinary shares as capital assets (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Regulations”), published positions of the Internal Revenue Service (the “IRS”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). There can be no assurance that the IRS or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below.

This discussion does not address all U.S. federal income tax considerations that may be applicable to particular investors in light of their individual investment circumstances, including investors subject to special rules under U.S. federal income tax law, such as:

•	banks, insurance companies and other financial institutions;
•	entities treated as partnerships for U.S. federal income tax purposes, S corporations or other pass-through entities;
•	tax-exempt entities;
•	real estate investment trusts;
•	regulated investment companies;
•	dealers or traders in securities;
•	certain former citizens or residents of the United States;
•	persons that elect to mark their securities to market;
•	persons holding ADSs or ordinary shares as part of a straddle, conversion or other integrated transaction;
•	persons that have a functional currency other than the U.S. dollar; and
•	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value).

This discussion does not address any U.S. state or local tax considerations, any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations, or any non-U.S. tax considerations other than the discussion below relating to certain withholding rules and the U.S.-PRC income tax treaty (the “Treaty”).

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds the ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend on the status and the activities of the partnership. Partners in a partnership holding the ADSs or Class A ordinary shares should consult their tax advisors regarding the tax considerations of an investment in the ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat the former VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the former VIE and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any future taxable year. Assuming that we are the owner of the former VIE and its subsidiaries for U.S. federal income tax purposes, and, based upon our current and projected income and assets, including the expected cash proceeds from our initial public offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following our initial public offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

We do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent decline in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets including cash raised in our initial public offering.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes a “mark-to-market” election, will apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Class A Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that will apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distribution to a U.S. Holder with respect to the ADSs or Class A ordinary shares will generally be included in such holder’s gross income as ordinary dividend income on the date actually or constructively received by such holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that any distribution from us will generally be reported as a dividend for U.S. federal income tax purposes. The amount of such dividend will include amounts withheld by us or our paying agent in respect of any foreign taxes. Any dividend from us will not be eligible for the dividends-received deduction generally allowed under the Code to qualifying corporations in respect of dividends received from U.S. corporations.

Dividends received by individuals and certain other non-corporate U.S. Holders may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rate provided that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for benefits of an approved comprehensive income tax treaty with the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange and should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. If we are treated as a “resident enterprise” for PRC tax purposes under the Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. U.S. Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ADSs or Class A ordinary shares (including rules relating to foreign tax credit limitations).

Dividends from us will generally constitute non-U.S. source income and will be treated as “passive category income” for foreign tax credit limitation purposes. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, U.S. Holders may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. U.S. Holders may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding tax imposed on dividends received on our ADSs or Class A ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign taxes withheld, such holder may instead claim a deduction for U.S. federal income tax purposes in respect of such taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize gain or loss on any sale or other disposition of our ADSs or Class A ordinary shares equal to the difference between the amount realized for such ADSs or Class A ordinary shares and such holder’s tax basis in such ADSs or Class A ordinary shares. Such gain or loss will generally be capital gain or loss. Individuals and certain other non-corporate U.S. Holders who have held such ADSs or Class A ordinary shares for more than one year will generally be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S.-source gain or loss for foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. However, if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and PRC tax is imposed on any gain, and if a U.S. Holder is eligible for the benefits of the Treaty, such holder may elect to treat such gain as PRC-source gain under the Treaty. Pursuant to recently issued Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder recognizes from a sale or other disposition (including a pledge) of our

ADSs or Class A ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
•

amounts allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•

amounts allocated to each prior taxable year, other than the taxable year of the distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and the resulting tax will be increased by an additional tax equal to the interest charge on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary or other corporate entity classified as a PFIC for purposes of the application of these rules.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election for the ADSs, the U.S. Holder will include in income each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs held as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs. The U.S. Holder is allowed a deduction for the excess, if any, of such holder’s adjusted basis in the ADSs over their fair market value as of the close of the taxable year. However, such deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. The U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the mark-to-market income or loss as described above during any period that we are not classified as a PFIC.

In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE ADSs AND ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-256615) with the SEC to register the issuance and sale of our ordinary shares represented by ADSs in our initial public offering. We have also filed a registration statement on Form F-6 (Registration No. 333-257023) with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.Subsidiary Information

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

As of December 31, 2021, we held 67.4% of our cash and cash equivalents, restricted cash and short-term investments in RMB, 30.0% in U.S. dollar, and the remainder primarily in Hong Kong dollars. Our overseas operations generate revenues primarily in U.S. dollars and Hong Kong dollars. Generally, a weakening of the RMB against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the RMB against the U.S. dollar has the opposite effect. Our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. We have entered into dual-currency deposits to help hedge our exposure to such risk and we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates. Currently, we do not believe we experience any significant foreign exchange risk. However, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2021, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,359.8 million, and U.S. dollar-denominated cash and cash equivalents of US$94.8 million. Assuming we had converted the U.S. dollar dominated cash balance of US$94.8 million at the exchange rate of RMB6.3726 for US$1.00 as of December 31, 2021, this cash balance would have been RMB604.1 million. If the RMB had appreciated by 1% against the U.S. dollar, this RMB cash balance would have been RMB598.1 million instead. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

We are exposed to cash flow interest rate risk due to the fluctuation of the prevailing market interest rates on bank balances, restricted bank deposits, loan receivables and bank and other borrowings which carry at prevailing deposit interest rates or variable interest rates based on the interest rates quoted by the People’s Bank of China. We are also exposed to market interest rate risk that relates primarily to our fixed rate bank and other borrowings. We monitor market interest rate risk exposure by closely monitoring market interest rate risk profile and will consider hedging significant interest rate exposure should the need arise.

We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. We currently do not use any derivative contracts to hedge our exposure to interest rate risk. However, our future interest expenses may exceed expectations due to changes in market interest rates.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Item 12.Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013.

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service		Fees
●

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares

Up to US$0.05 per ADS issued
●	Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason)	Up to US$0.05 per ADS cancelled
●	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

Service		Fees
●	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held
●	Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held
●	ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary
●	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred
●

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to US$0.05 per ADS (or fraction thereof) converted

As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;
•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;
•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;
•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

For the year ended December 31, 2021, we did not receive any payment from the depositary.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 for our initial public offering (File Number: 333-256615), which was declared effective by the SEC on June 17, 2021. Our initial public offering closed in June 2021. Goldman Sachs (Asia) L.L.C., BofA Securities, Inc. and China Renaissance Securities (Hong Kong) Limited were the underwriters for our initial public offering. We offered and sold an aggregate of 18,108,717 ADSs at an initial public offering price of US$14.00 per ADS, taking into account the ADSs sold upon the exercise of the over-allotment option by our underwriters. We raised US$237.7 million in net proceeds from our initial public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.

For the period from the effective date of the registration statement to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was US$22.8 million, which included US$15.8 million in underwriting discounts and commissions for the initial public offering and US$7.0 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from June 17, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2021, we used US$128.5 million of the net proceeds from our initial public offering for diversifying service offerings on our platform and improving our technology capabilities. There is no material change in the use of proceeds as described in the registration statement.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of December 31, 2021 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2019, 2020 and 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s reporting team was lack of sufficient U.S. GAAP knowledge for the purpose of financial reporting, and was lack of formal accounting policies, and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future.

We have implemented and plan to continue to implement a number of measures to remediate the material weakness that has been identified in connection with the audits of our consolidated financial statements during the IPO process and for the year ended December 31, 2021, and improve our internal control on a continuing basis. These measures include the followings:

•

We have implemented the financial reporting procedures, and plan to continue to develop, a full set of U.S. GAAP accounting policies as well as related internal control policies, including a systematic accounting manual for U.S. GAAP and financial closing process;

•	We have enhanced our U.S. GAAP expertise and will continue to do so in the near future;
•	We have hired new finance team members with U.S. GAAP qualifications in order to strengthen our U.S. GAAP reporting framework;
•

We have participated and will also continue to participate in trainings and seminars provided by professional services firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates; and

•	We have provided and will also continue to provide internal training to our current accounting team on U.S. GAAP knowledge.

We intend to remediate this material weakness in multiple phases and expect that we will incur certain costs for implementing our remediation measures. We cannot assure you, however, that all these measures will be sufficient to remediate our material weakness in time, or at all. The implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Changes in Internal Control over Financial Reporting

The changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting are described above.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Mr. Jingbo Wang, an independent director and member of our audit committee, qualifies as an “audit committee financial expert.”

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in May 2021. We have posted a copy of our code of business conduct and ethics on our website at https://ir.atrenew.com.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	2020		2021
	(in thousands)
Audit fees(1)	US$	1,028	US$	1,000
All other fees(2)	US$	157	US$	328

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC.

(2)

“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services; and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 28, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$100 million of our shares over a twelve-month period starting from December 28, 2021.

The table below is a summary of the shares repurchased by us in 2022. All shares were repurchased in the open market pursuant to the share repurchase program announced on December 28, 2021.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
January 2022 – February 2022	2,666,783	US$5.64	2,666,783	US$85 million
March 2022	2,087,057	US$3.56	2,087,057	US$78 million
Total	4,753,840	US$4.73	4,753,840

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We choose to follow corporate governance practices in the Cayman Islands, which is our home country, in the follow areas:

Section 302.00 of the NYSE Listed Company Manual requires a listed company to hold an annual meeting during each fiscal year. We are a Cayman Islands exempted company, and we are not required under applicable Cayman Islands law to hold an annual meeting during each fiscal year. Pursuant to the exceptions granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice and are exempted from the requirements of Section 302.00 of the NYSE Listed Company Manual.

Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 303A.04(a) of the NYSE Listed Company Manual requires a listed company to have a nominating and corporate governance committee composed entirely of independent directors. Section 303A.05(a) of the NYSE Listed Company Manual requires a listed company to have a compensation committee composed entirely of independent directors. We are a Cayman Islands exempted company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exceptions granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.04(a), and 303A.05(a) of the NYSE Listed Company Manual.

Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of a listed company must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. We are a Cayman Islands exempted company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exceptions granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we will follow our home country practice and are exempted from the requirements of Sections 303A.08 of the NYSE Listed Company Manual.

Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands exempted company, and our chief executive officer is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exceptions granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual.

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NYSE certifying that under the laws of Cayman Islands, we are not required to follow the above-mentioned corporate governance practices.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. Since we have chosen to follow our home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of the New York Stock Exchange; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance requirements of the New York Stock Exchange.”

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of ATRenew Inc., its subsidiaries and its consolidated affiliated entities and the subsidiaries of the consolidated affiliated entities are included at the end of this annual report.

Item 19.Exhibits

Exhibit Number	Description of Document
1.1*	Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated hereby reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

2.3

Deposit Agreement, dated June 17, 2021, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated hereby reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-259187) filed with the Securities and Exchange Commission on August 31, 2021)

2.4

Eighth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated April 16, 2021 (incorporated hereby reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

2.5*	Description of Securities of the Registrant
4.1

Amended and Restated Share Incentive Plan (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.2

2021 Share Incentive Plan (incorporated hereby reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.5

English translation of the Exclusive Technology Consulting and Management Service Agreement dated August 31, 2012 between Shanghai Aihui and Shanghai Wanwuxinsheng (incorporated hereby reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.6

English translation of the Fifth Supplemental Agreement to the Exclusive Technology Consulting and Management Service Agreement dated March 12, 2021 between Shanghai Aihui and Shanghai Wanwuxinsheng (incorporated hereby reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.7

English translation of the Business Operation Agreement dated August 31, 2012 among Shanghai Aihui, Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng (incorporated hereby reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

Exhibit Number	Description of Document
4.8

English translation of the Third Amended and Restated Option Purchase Agreement dated December 7, 2020 among Shanghai Aihui, Shanghai Wanwuxinsheng and Mr. Kerry Xuefeng Chen (incorporated hereby reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.9

English translation of the Third Amended and Restated Option Purchase Agreement dated December 7, 2020 among Shanghai Aihui, Shanghai Wanwuxinsheng and Mr. Wenjun Sun (incorporated hereby reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.11

English translation of the Third Amended and Restated Share Pledge Agreement dated December 7, 2020 among Shanghai Aihui and the shareholders of Shanghai Wanwuxinsheng (incorporated hereby reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.12

English translation of the Voting Proxy Agreement dated August 31, 2012 among Shanghai Aihui, Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng (incorporated hereby reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.13

English translation of the Amended and Restated Power of Attorney dated March 12, 2021 executed by Mr. Kerry Xuefeng Chen (incorporated hereby reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.14

English translation of the Amended and Restated Power of Attorney dated March 12, 2021 executed by Mr. Wenjun Sun (incorporated hereby reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.15

English translation of the Exclusive Business Cooperation Agreement between Shanghai Aihui and Shenzhen Lvchuang dated June 19, 2019 (incorporated hereby reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.16

English translation of the Share Pledge Agreement among Shanghai Aihui, Shenzhen Lvchuang and the shareholder of Shenzhen Lvchuang dated June 19, 2019 (incorporated hereby reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.17

English translation of the Exclusive Option Purchase Agreement among Shanghai Aihui, Shenzhen Lvchuang and the shareholder of Shenzhen Lvchuang dated June 19, 2019 (incorporated hereby reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.18

English translation of the Power of Attorney executed by the shareholder of Shenzhen Lvchuang on June 19, 2019 (incorporated hereby reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.19

Amended and Restated Business Cooperation Agreement dated April 20, 2021 between JD.com, Inc. and the Registrant (incorporated hereby reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.20

Series E Preferred Share Purchase Agreement dated June 3, 2019 among Generation Mu HK Investment Limited, Internet Fund IV Pte. Ltd., Tiantu China Consumer Fund II, L.P., Fresh Capital Fund I, L.P. and Morningside China TMT Fund II, L.P., the Registrant and other parties thereto (incorporated hereby reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

Exhibit Number	Description of Document
4.21

Series E Preferred Share Purchase Agreement dated June 3, 2019 among JD.com, Inc., JD.com Development Limited, the Registrant and other parties thereto (incorporated hereby reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.22

Follow-on Series E Preferred Share Purchase Agreement dated September 4, 2020 among Guotai Junan Finance (Hong Kong) Limited, JD.com Development Limited, Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership), Shanghai Zhengmu Investment Center (Limited Partnership) and Ningbo Qingyu Investment Management Co., Ltd., the Registrant and other parties thereto (incorporated hereby reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.23

Convertible Loan Agreement dated September 4, 2020 among Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership), Shanghai Wanwuxinsheng and the Registrant (incorporated hereby reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.24

Convertible Loan Agreement dated September 4, 2020 among Shanghai Zhengmu Investment Center (Limited Partnership) Shanghai Wanwuxinsheng and the Registrant (incorporated hereby reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.25

Convertible Loan Agreement dated September 4, 2020 among Ningbo Qingyu Investment Management Co., Ltd., Shanghai Wanwuxinsheng and the Registrant (incorporated hereby reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.26

Amendment to the Follow-On Series E Preferred Share Purchase Agreement dated as of November 19, 2020 among Zibo Minsheng Ouming Equity Investment Partnership (Limited Partnership), Guotai Junan Finance (Hong Kong) Limited, JD.com Development Limited, Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership), Shanghai Zhengmu Investment Center (Limited Partnership) and Ningbo Qingyu Investment Management Co., Ltd., the Registrant and other parties thereto (incorporated hereby reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.27

Convertible Loan Agreement dated November 19, 2020 among Zibo Minsheng Ouming Equity Investment Partnership (Limited Partnership), the Registrant and Shanghai Wanwuxinsheng (incorporated hereby reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.28

Warrant Instrument dated November 19, 2020 between InnoVen Capital China Pte. Ltd. and the Registrant (incorporated hereby reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.29

Share Repurchase Agreement dated February 8, 2021 between C&XF Group Limited and the Registrant (incorporated hereby reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.30

Share Repurchase Agreement dated February 8, 2021 between Qianhai Ark (Cayman) Investment Co. Limited and the Registrant (incorporated hereby reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.31

Share Purchase Agreement dated April 16, 2021 between the Registrant and Series F investors (incorporated hereby reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

Exhibit Number	Description of Document
4.32

Warrant dated May 10, 2021 between China Equities HK Limited and the Registrant (incorporated hereby reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.33

Share Purchase Agreement dated May 25, 2021 between the Registrant and Cosmic Blue Investments Limited (incorporated hereby reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.34

English translation of Business Cooperation Framework Agreement dated May 25, 2021 between the Registrant and Chengdu Kuaigou Technology Co., Ltd. (incorporated hereby reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.35*	English translation of Termination Agreement Relating to Control Agreements dated August 23, 2021 among Shanghai Aihui, Shenzhen Lvchuang and the shareholder of Shenzhen Lvchuang
4.36*	English translation of Joinder Agreement dated March 17, 2022 among Shanghai Aihui Trading Co., Ltd., Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd., and Mr. Xianxing HUANG
4.37*	English translation of Option Purchase Agreement dated March 17, 2022 between Shanghai Aihui Trading Co., Ltd. and Mr. Xianxing HUANG
4.38*	English translation of Share Pledge Agreement dated March 17, 2022 between Shanghai Aihui Trading Co., Ltd. and Mr. Xianxing HUANG
4.39*

English translation of Power of Attorney dated March 17, 2022 among Shanghai Aihui Trading Co., Ltd. and Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd. and Mr. Xianxing HUANG

4.40*	English translation of Termination Agreement Relating to Control Agreements dated March 31, 2022 among Shanghai Aihui, Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng
4.41*	English translation of Equity Transfer Agreement dated March 31, 2022 among Shanghai Aihui, and the shareholders of Shanghai Wanwuxinsheng
8.1*	List of Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Maples and Calder (Hong Kong) LLP

Exhibit Number	Description of Document
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, has been formatted in Inline XBRL.

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATRenew Inc.

	By:	/s/ Kerry Xuefeng Chen
	Name:	Kerry Xuefeng Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 27, 2022

ATRENEW INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ATRenew Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ATRenew Inc. (previously AiHuiShou International Co. Ltd.), its subsidiaries and variable interest entities (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Intangible assets, net — Business Cooperation Agreement (“BCA”) — Determination of Impairment Indicator — Refer to Notes 2.13 and 6 to the financial statements

Critical Audit Matter Description

The Company's BCA consists of resources provided by cooperators under business cooperation agreement acquired through acquisition of Paipai business from JD.com, Inc. and share purchase agreement with Kuaishou Technology. As of December 31, 2021, the Company's net BCA amounted to RMB797.1 million. The Company evaluates its BCA with definite lives for impairment whenever events or changes in circumstances exist that may indicate that the carrying amounts of BCA are no longer recoverable. Possible indications of impairment may include events or changes in circumstances affecting business forecast and operations under business cooperation agreement. As part of the identification of impairment indicators, the Company compares historical revenues generated by BCA to the business forecasts. If the historical revenues generated by BCA do not exceed the business forecasts, an analysis is performed to determine the fair value of BCA.

The Company makes significant assumptions and judgement to evaluate BCA for possible indications of impairment. Changes in these assumptions and judgement could have a significant impact on the impairment indicator of BCA identified. The Company did not recognize any impairment losses for the year ended December 31, 2021.

We identified determination of impairment indicators for BCA as a critical audit matter because of the significant assumptions and judgment made by management when determining whether events or changes in circumstances have occurred indicating the carrying value exceeded the fair value of BCA. This required a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate whether management appropriately identified impairment indicators.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of impairment indicators for BCA included the following, among others:

•	We tested the effectiveness of the review control over management's identification of possible circumstances that may indicate the impairment of BCA.
•	We analyzed external events and negative market indicators to assess whether there were any indicators that may suggest the assets may be impaired.
•	We evaluated management's analysis of impairment indicators by comparing the business forecasts used in the identification of impairment indicators to:
–	Historical revenues and operating results including gross merchandise volume;
–	Internal communications to management; and
–	Forecasted information included in the Group's press releases as well as in analyst and industry reports.
•

We compared operating results subsequent to the year end with forecasts used by management to evaluate whether the forecasts are appropriate and assessed whether there was any impairment indicator existed as of the year end.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 27, 2022

We have served as the Company’s auditor since 2021.

ATRENEW INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2020	2021	2021
		RMB	RMB	US$ (note2.6)
ASSETS
Current assets:
Cash and cash equivalents		918,076	1,356,342	212,840
Restricted cash		—	150,000	23,538
Short-term investments (including the fair value measured investments of RMB71,775 and RMB160,467 as of December 31, 2020 and 2021)		97,866	510,467	80,103
Amount due from related parties, net	18	289,156	410,088	64,352
Inventories		176,994	478,751	75,126
Funds receivable from third party payment service providers		124,262	405,095	63,568
Prepayments and other receivables, net	4	268,284	840,102	131,830
Total current assets		1,874,638	4,150,845	651,357
Non-current assets:
Long-term investments (including the fair value measured investments of nil and RMB52,212 as of December 31, 2020 and 2021)	7	96,362	241,527	37,901
Property and equipment, net	5	69,562	103,843	16,295
Intangible assets, net	6	1,367,841	1,075,811	168,818
Goodwill	8	1,803,415	1,803,415	282,995
Other non-current assets		14,520	127,321	19,980
Total non-current assets		3,351,700	3,351,917	525,989
TOTAL ASSETS		5,226,338	7,502,762	1,177,346
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities: (including amounts of the consolidated VIE without recourse to ATRenew Inc.) (See Note 2.2)
Short-term borrowings	9	369,657	94,999	14,907
Amount due to related parties	18	114,669	73,976	11,608
Accounts payable		27,201	41,311	6,483
Contract liabilities		33,884	211,964	33,262
Accrued expenses and other current liabilities	10	362,728	296,627	46,547
Accrued payroll and welfare		115,400	105,787	16,600
Convertible bonds	13	160,000	—	—
Total current liabilities		1,183,539	824,664	129,407
Non-current liabilities:
Long-term borrowings		32,624	—	—
Operating lease liabilities, non-current	19	—	34,501	5,414
Deferred tax liabilities		341,960	223,138	35,015
Total non-current liabilities		374,584	257,639	40,429
TOTAL LIABILITIES		1,558,123	1,082,303	169,836

ATRENEW INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF DECEMBER 31, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2020	2021	2021
		RMB	RMB	US$ (note2.6)
Commitments and contingencies	20
MEZZANINE EQUITY	14
Series A convertible redeemable preferred shares (US$0.001 par value, 9,497,040 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)		445,275	—	—
Series B convertible redeemable preferred shares (US$0.001 par value, 7,586,836 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)		361,633	—	—
Series C convertible redeemable preferred shares (US$0.001 par value, 44,226,287 and nil shares authorized, 33,320,256 and nil issued and outstanding as of December 31, 2020 and 2021, respectively)		1,705,435	—	—
Series D convertible redeemable preferred shares (US$0.001 par value, 10,068,160 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)		1,153,593	—	—
Series E convertible redeemable preferred shares (US$0.001 par value, 36,122,625 and nil shares authorized, 34,225,014 and nil issued and outstanding as of December 31, 2020 and 2021, respectively)		5,213,958	—	—
TOTAL MEZZANINE EQUITY		8,879,894	—	—
SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares (US$0.001 par value, 192,499,052 shares authorized, 18,782,620 share issued and outstanding as of December 31, 2020)	12	11	—	—
Class A Ordinary shares (US$0.001 par value, 941,472,561 shares authorized, 100,854,060 shares issued and 92,416,377 outstanding as of December 31, 2021)		—	609	96
Class B Ordinary shares (US$0.001 par value, 47,240,103 shares authorized, 47,240,103 shares issued and outstanding as of December 31, 2021)		—	305	48
Class C Ordinary shares (US$0.001 par value, 11,287,336 shares authorized, 11,287,336 shares issued and outstanding as of December 31, 2021)		—	7	1
Additional paid-in capital		—	12,954,163	2,032,791
Accumulated deficit		(5,213,773)	(6,538,947)	(1,026,103)
Accumulated other comprehensive income		2,083	4,322	677
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		(5,211,679)	6,420,459	1,007,510
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)		5,226,338	7,502,762	1,177,346

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

		Year ended December 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$ (note2.6)
Net revenues
Net product revenues		3,730,206	4,244,023	6,654,893	1,044,298
Net service revenues		201,652	614,176	1,125,382	176,597
Operating expenses
Merchandise costs		(3,176,401)	(3,610,434)	(5,735,393)	(900,008)
Fulfillment expenses		(658,149)	(666,317)	(1,062,066)	(166,661)
Selling and marketing expenses		(566,792)	(740,542)	(1,206,649)	(189,350)
General and administrative expenses		(140,874)	(177,542)	(433,629)	(68,046)
Technology and content expenses		(142,858)	(151,536)	(264,560)	(41,515)
Total operating expenses		(4,685,074)	(5,346,371)	(8,702,297)	(1,365,580)
Other operating income, net		21,410	29,395	26,950	4,229
Loss from operations		(731,806)	(458,777)	(895,072)	(140,456)
Interest expense		(12,397)	(21,090)	(16,778)	(2,633)
Interest income		7,813	9,321	8,370	1,313
Other income (loss), net		3,581	(39,866)	(50,367)	(7,904)
Loss before income taxes		(732,809)	(510,412)	(953,847)	(149,680)
Income tax benefits		30,120	47,320	143,863	22,575
Share of loss in equity method investments		(2,199)	(7,526)	(6,563)	(1,030)
Net loss		(704,888)	(470,618)	(816,547)	(128,135)
Accretion of convertible redeemable preferred shares		(877,999)	(1,304,498)	(508,627)	(79,815)
Net loss attributable to ordinary shareholders of the Company		(1,582,887)	(1,775,116)	(1,325,174)	(207,950)
Net loss per share attributable to ordinary shareholders:
Basic and diluted	16	(84.27)	(94.51)	(13.76)	(2.16)
Weighted average number of shares used in calculating net loss per ordinary share
Basic and diluted		18,782,620	18,782,620	96,306,113	96,306,113
Net loss		(704,888)	(470,618)	(816,547)	(128,135)
Foreign currency translation adjustments		(368)	2,441	2,239	351
Total comprehensive loss		(705,256)	(468,177)	(814,308)	(127,784)
Accretion of convertible redeemable preferred shares		(877,999)	(1,304,498)	(508,627)	(79,815)
Total comprehensive loss attributable to ordinary shareholders		(1,583,255)	(1,772,675)	(1,322,935)	(207,599)

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary shares (par value US$0.001)		Class A Ordinary shares (par value US$0.001)		Class B Ordinary shares (par value US$0.001)		Class C Ordinary shares (par value US$0.001)		Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity (deficit)
	Number of shares	RMB	Number of shares	RMB	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	18,782,620	11	—	—	—	—	—	—	—	(1,855,770)	10	(1,855,749)
Net loss	—	—	—	—	—	—	—	—	—	(704,888)	—	(704,888)
Accretion on convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	(877,999)	—	(877,999)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(368)	(368)
Balance as of December 31, 2019	18,782,620	11	—	—	—	—	—	—	—	(3,438,657)	(358)	(3,439,004)
Net loss	—	—	—	—	—	—	—	—	—	(470,618)	—	(470,618)
Accretion on convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	(1,304,498)	—	(1,304,498)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	2,441	2,441
Balance as of December 31, 2020	18,782,620	11	—	—	—	—	—	—	—	(5,213,773)	2,083	(5,211,679)
Net loss	—	—	—	—	—	—	—	—	—	(816,547)	—	(816,547)
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	(508,627)	—	(508,627)
Issuance of ordinary shares at the initial public offering ("IPO"), net of issuance cost of RMB46,931 (Note 12)	—	—	12,072,478	78	—	—	—	—	1,488,788	—	—	1,488,866
Conversion of Class A/B/C ordinary shares upon the completion of IPO	(18,782,620)	(11)	7,334,873	4	160,411	—	11,287,336	7	—	—	—	—
Conversion of convertible redeemable preferred shares upon the completion of IPO(Note 14)	—	—	70,254,680	456	47,079,692	305	—	—	11,000,549	—	—	11,001,310
Issuance of ordinary shares upon exercise of options	—	—	2,627,997	70	—	—	—	—	—	—	—	70
Share-based compensation	—	—	—	—	—	—	—	—	454,482	—	—	454,482
Exercise of warrant	—	—	126,349	1	—	—	—	—	10,344	—	—	10,345
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	2,239	2,239
Balance as of December 31, 2021	—	—	92,416,377	609	47,240,103	305	11,287,336	7	12,954,163	(6,538,947)	4,322	6,420,459

The accompanying notes are an integral part of these consolidated financial statements. “0” in above table means less than RMB 1,000.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ (note2.6)
Cash flows from operating activities:
Net loss	(704,888)	(470,618)	(816,547)	(128,135)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	234,672	360,781	373,745	58,650
Noncash lease expenses	—	—	40,156	6,301
Loss on the disposal of property and equipment	201	2,654	73	11
Provision for allowance for credit losses	7,559	12,700	2,090	328
Provision for inventories	—	—	2,595	407
Share of loss in equity method investments	2,199	7,526	6,563	1,030
Loss on disposal of investment	—	—	110	17
Impairment loss of investments measured at measurement alternatives	4,714	3,500	16,500	2,589
Impairment loss of property and equipment	—	6,449	—	—
Fair value change of investments	—	—	11,627	1,825
Share-based compensation	—	—	454,552	71,330
Loss on the disposal of business or subsidiary	9,259	—	585	92
Foreign exchange (gains) losses	(9,765)	34,740	16,607	2,604
Changes in operating assets and liabilities:
Inventories	9,924	(111,437)	(304,377)	(47,763)
Prepayments and other receivables, net	(56,078)	(123,535)	(514,815)	(80,786)
Amount due from related parties, net	(84,356)	(69,963)	(132,797)	(20,839)
Funds receivable from third party payment service providers	32,198	(45,842)	(280,832)	(44,069)
Other non-current assets	(2,440)	1,119	215	34
Accounts payable	(6,974)	(8,538)	14,110	2,214
Contract liabilities	—	—	178,079	27,944
Accrued expenses and other current liabilities	64,119	63,345	43,297	6,794
Accrued payroll and welfare	58,916	(457)	(9,613)	(1,508)
Amount due to related parties	60,066	(27,972)	27,729	4,351
Operating lease liabilities	—	—	(3,751)	(589)
Deferred tax liabilities	(30,120)	(47,320)	(143,863)	(22,575)
Net cash used in operating activities	(410,794)	(412,868)	(1,017,962)	(159,743)
Cash flows from investing activities:
Purchase of property and equipment	(103,314)	(37,839)	(73,920)	(11,600)
Proceeds from disposal of property and equipment	8,584	12,733	2,896	454
Purchases of short-term investments	(120,895)	(99,776)	(787,217)	(123,532)
Purchases of long-term investments	(22,292)	(20,000)	(215,472)	(33,812)
Proceeds from maturity of short-term investments	—	125,573	373,696	58,641
Payment for business acquisition, net of cash acquired	(5,811)	—	—	—
Collection of loan repayment from related parties	103,379	178,666	200,015	31,387
Loans to related parties	(164,000)	(140,732)	(166,400)	(26,112)
Loans to one third party	—	—	(37,000)	(5,806)
Collection of loan repayments from one third party	—	—	33,000	5,178
Cash (used in) provided by investing activities	(304,349)	18,625	(670,402)	(105,202)

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ (note2.6)
Cash flows from financing activities:
Proceeds from short-term borrowings	376,383	764,143	253,700	39,811
Repayment for short-term borrowings	(348,383)	(595,094)	(560,972)	(88,029)
Repayment of related party loan	(27)	(223)	—	—
Proceeds from long-term borrowings	—	65,200	—	—
Repayment for convertibles bonds	(40,000)	—	—	—
Prepaid subscription for convertible redeemable preferred shares	—	150,000	—	—
Prepaid subscription for convertible redeemable preferred shares from a related party	—	35,000	—	—
Proceeds from issuance of convertible redeemable preferred shares	469,636	512,715	1,138,232	178,615
Payment for convertible redeemable preferred shares issuance costs	(1,858)	(1,779)	(30,203)	(4,740)
Proceeds from IPO, net of issuance cost of RMB46,931	—	—	1,488,866	233,635
Cash provided by financing activities	455,751	929,962	2,289,623	359,292
Effect of foreign exchange rate changes on cash and cash equivalents	4,515	(28,426)	(12,993)	(2,035)
Net (decrease) increase in cash, cash equivalents and restricted cash	(254,877)	507,293	588,266	92,312
Cash, cash equivalent and restricted cash at the beginning of the year	665,960	411,083	918,376	144,113
Cash, cash equivalent and restricted cash at the end of the year	411,083	918,376	1,506,642	236,425
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents	410,783	918,076	1,356,342	212,840
Restricted cash and others included in the prepayments and other receivables, net	300	300	150,300	23,585
Total cash, cash equivalents, and restricted cash	411,083	918,376	1,506,642	236,425
Supplemental cash flow disclosures of operations:
Interest expenses paid	12,397	21,090	16,778	2,633
Cash paid for amounts included in the measurement of operating lease liabilities	—	—	37,119	5,825
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	—	—	72,913	11,442
Supplemental disclosure of non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	877,999	1,304,498	508,627	79,815
Issuance of convertible redeemable preferred shares in connection with Paipai acquisition from JD (Note 3)	3,242,245	—	—	—
Exercise of warrant	—	—	10,345	1,623
Payable for preferred shares issuance costs	—	(15,618)	(5,220)	(819)
Receivable from disposal of property and equipment	15,562	—	—	—
Payable for purchase of property and equipment	—	—	(3,258)	(511)
Receivable from long-term investments	—	—	22,315	3,502

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

1.	Organization and principal activities

Description of Business

ATRenew Inc. (previously AiHuiShou International Co. Ltd.) (the “Company”) was incorporated under the laws of the Cayman Islands on November 22, 2011. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”) primarily sell pre-owned consumer electronics through its online platforms and offline stores, and provide services to third-party merchants to sell the products through its platforms. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

As of December 31, 2021, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

		Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of direct/indirect ownership
Subsidiaries	AiHuiShou International Company Limited	January 13, 2012	Hong Kong	100%
	Shanghai Aihui Trading Co., Ltd (“Shanghai Aihui”)	August 16, 2012	Mainland China	100%
	AHS Device Hong Kong Limited	March 8, 2017	Hong Kong	100%
VIE and VIE’s subsidiaries	Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd. (previously Shanghai Yueyee Network Information Technology Co., Ltd) (“Shanghai Yueyee” or “Shanghai Wanwuxinsheng”)	May 21, 2010	Mainland China	VIE
	Shanghai Yueyi Network Information Technology Co., Ltd (“Shanghai Yueyi”)	September 6, 2015	Mainland China	100%
	Changzhou Yueyi Network Information Technology Co., Ltd (“Changzhou Yueyi”)	June 23, 2017	Mainland China	100%

2.	Summary of significant accounting policies

2.1 Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.2 Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which the Company is the primary beneficiary. U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affect the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE. All intercompany balances and transactions and unrealized profit and losses have been eliminated in consolidation.

VIE Arrangements

In order to comply with the PRC laws and regulations which used to prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group began to operate its websites and other restricted businesses in the PRC through Shanghai Yueyee and its wholly-owned subsidiaries since 2011. On August 31, 2012, the Company, through its wholly-owned foreign invested subsidiary, Shanghai Aihui, entered into contractual arrangements (“VIE agreements”) with Shanghai Yueyee and its shareholders. The following is a summary, as amended, of the agreements of which the Company is the primary beneficiary.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

VIE Arrangements—(Continued)

Voting Rights Proxy Agreement

Pursuant to the voting rights proxy agreements signed between each of the shareholders of the VIE and Shanghai Aihui, each shareholder irrevocably appointed Shanghai Aihui as its attorney-in-fact to exercise on each shareholder’s behalf and all rights that each shareholder has in respect of its equity interest in the VIE (including but not limited to executing the exclusive right to the voting rights, the right to appoint directors and executive officers of the VIE, and the right to determine dividend distribution). The powers of attorney will remain effective until the termination of VIE or otherwise instructed by Shanghai Aihui.

Exclusive Technology Consulting and Management Service Agreement and Business Operation Agreement

Pursuant to the exclusive business cooperation agreement between Shanghai Aihui and the VIE, Shanghai Aihui has the exclusive right to provide the VIE with complete business support and technical and consulting services, including but not limited to software development and maintenance, internet technical support, database and network security services, and other technical consultation and services. Without Shanghai Aihui’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. The VIE agrees to pay Shanghai Aihui service fees at an amount equals to all pre-tax income of the VIE. Due to the continuous loss generated by VIE and VIE's subsidiaries, no service fees have been charged by Shanghai Aihui for the years ended December 31, 2019, 2020 and 2021. Shanghai Aihui has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. The exclusive business cooperation agreement has an initial term of 10 years and unless terminated by Shanghai Aihui in advance. Before the expiration of these agreements, upon request by Shanghai Aihui, these agreements shall be renewed or replaced by new agreements.

Option Purchase Agreements

Pursuant to the option purchase agreements, each of the shareholders of the VIE has irrevocably granted Shanghai Aihui, or any person designated by Shanghai Aihui, an exclusive option to purchase all or part of its equity interests in the VIE. Shanghai Aihui may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. The VIE and the shareholders of the VIE covenant that, without Shanghai Aihui’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIE’s articles of association and bylaws, (ii) increase or decrease the VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of the VIE and any legal or beneficial interests, (v) enter into any material contract by the VIE, except in the ordinary course of business, or (vi) merge or consolidate the VIE with any other entity. The option will remain effective unless Shanghai Aihui has purchased all of the VIE’s equity.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

VIE Arrangements—(Continued)

Powers of Attorney

Pursuant to the power of attorney, each of the shareholders of the VIE irrevocably authorize Shanghai Aihui to act on his behalf as the only exclusive agent and attorney to exercise all rights as the shareholders of the VIE, including but not limited to, (i) making decisions as shareholders of the VIE, (ii) exercising all rights under relevant PRC laws and the articles of association of the VIE as the shareholders of the VIE, (iii) handling the sale, transfer, pledge or disposal of the shareholder’s equity interests in the VIE (in all or in part), including but not limited to signing all necessary equity transfer documents, other documents for disposing of the shareholder’s equity interests in the VIE and handling all necessary procedures on behalf of the shareholder, (iv) in the name and on behalf of the shareholder, signing any resolutions and meeting minutes as a shareholder of the VIE, (v) on behalf of the shareholder, nominating, electing, designating, appointing and removing the legal representative, directors, supervisors, general manager, chief financial officer and other senior management personnel of the VIE, (vi) approving the amendment of the articles of association of the VIE, and (vii) other matters agreed in the voting proxy agreement, if any. Without the written consent of Shanghai Aihui, the shareholders of the VIE have no right to increase or decrease, transfer, pledge re-pledge, or otherwise dispose of or change the shareholders’ equity interests in the VIE.

Share Pledge Agreements

Pursuant to the share pledge agreements, each of the shareholders of the VIE has pledged the security interest in their respective equity interests in the VIE, representing 100% equity interests in the VIE in aggregate to Shanghai Aihui, to guarantee performance by the shareholders of their obligations under the powers of attorney, the exclusive business cooperation agreement and the exclusive option agreement, as well as the performance by the VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreement. In the event of a breach by the VIE or any of its shareholders of contractual obligations under these contractual arrangements, Shanghai Aihui, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and get compensated from the proceeds of such disposal. The shareholders of the VIE also covenant that, without the prior written consent of Shanghai Aihui, they shall not transfer or agree to other’s transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the exclusive technology consulting and management service agreement and the business operation agreement and the option purchase agreements are terminated or the VIE and the shareholder of the VIE discharge all their contractual obligations under these agreements. During the equity pledge period, Shanghai Aihui is entitled to all dividends and other distributions generated by the VIE.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

VIE Arrangements—(Continued)

Spousal Consent Letters

Pursuant to the Spousal Consent Letters, the signing spouses undertake they will not assert any rights over the equity interests VIEs held by the shareholder of the VIE, and that they will sign any necessary documents and take any necessary actions to ensure the proper performance and implementation of the voting proxy agreement, powers of attorney, share pledge agreements, and option purchase agreements, all of which may be amended or restated from time to time. In addition, in the event that any spouse obtains any equity interests in any VIE held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements described above, as may be amended from time to time.

The irrevocable powers of attorney and voting proxy agreement described above have conveyed all shareholder rights held by the VIE’s shareholders to Shanghai Aihui, including the right to designate and appoint the VIE’s legal representative, director, supervisor, chief executive officer and other senior management members. The exclusive option agreements provide Shanghai Aihui with a substantive kick-out right of the VIE shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the VIE at the lowest price permitted under the PRC laws then in effect. In addition, through the exclusive technology consulting and management service agreement and business cooperation agreement, Shanghai Aihui has established the right to receive benefits from the VIE that could potentially be significant to the VIE, and through the share pledge agreement, Shanghai Aihui has, in substance, an obligation to absorb losses of the VIE that could potentially be significant to the VIE. As these contractual arrangements allow the Group to effectively control the VIE and to derive substantially all of the economic benefits from it, the Group has consolidated the VIE.

The Company believes that the contractual arrangements amongst Shanghai Aihui, Shanghai Yueyee and their respective shareholders are in compliance with PRC law and are legally enforceable. However, Shanghai Yueyee and their shareholders may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual obligations to do so. Furthermore, if Shanghai Yueyee or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Shanghai Yueyee to conduct the Company’s business.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

VIE Arrangements—(Continued)

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31
	2020	2021
	RMB	RMB
ASSETS
Cash and cash equivalents	445,531	553,256
Restricted cash	—	150,000
Short-term investments	—	510,467
Amount due from related parties, net	289,156	383,244
Inventories	151,864	396,482
Prepayments and other receivables, net	185,621	667,986
Funds receivable from third party payment service providers	122,234	383,896
Property and equipment, net	68,161	99,290
Intangible assets, net	1,365,847	1,074,337
Long-term Investments	50,149	159,577
Goodwill	1,799,529	1,799,529
Other non-current assets	13,649	103,613
Total Assets	4,491,741	6,281,677
LIABILITIES
Short-term borrowings	339,292	64,250
Accounts payables	25,573	32,132
Contract liabilities	31,629	205,759
Accrued expenses and other current liabilities	344,530	284,686
Accrued payroll and welfare	114,319	101,380
Amount due to related parties	114,551	73,976
Convertible bonds	160,000	—
Operating lease liabilities current and non-current	—	30,709
Deferred tax liabilities	341,462	222,770
Total Liabilities	1,471,356	1,015,662

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	3,889,141	4,683,756	7,433,727
Net loss	(691,638)	(414,238)	(703,935)
Net cash used in operating activities	(354,506)	(264,221)	(782,810)
Net cash used in investing activities	(166,824)	(6,684)	(663,499)
Net cash (used in) provided by financing activities	(13,885)	354,307	(305,245)

The VIE and its subsidiaries contributed 98.91%, 96.41% and 95.55% of the Group’s consolidated revenue for the years ended December 31, 2019, 2020 and 2021, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

VIE Arrangements—(Continued)

As of December 31, 2021, the VIE and its subsidiaries accounted for an aggregate of 83.72% of the consolidated total assets, and 93.84% of the consolidated total liabilities. The Group’s non-VIE assets as of December 31, 2021 mainly consists of cash, short-term investments and long-term investments.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Group or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE and its subsidiaries.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE. As the consolidated VIE is incorporated as a limited liability Company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company or any of its subsidiaries for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE and its subsidiaries from transferring a portion of their net assets, equivalent to the balance of their share capital and the statutory reserve, to the Company in the form of loans and advances or cash dividends.

2.3 Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation of convertible redeemable preferred shares, convertible bonds, and share-based compensation, assessment for impairment of long-lived assets, including intangible assets, goodwill and long-term investments, fair value of assets and liabilities acquired in business combination, discount rate of operating lease liabilities, inventory provision, estimating the current expected credit losses on financial assets, depreciable lives of property and equipment, and useful life of intangible assets and realization of deferred tax assets.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.4 Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—	Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—

Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—

Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

As of December 31, 2020 and 2021, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

As of December 31,	Description	Fair value as of December 31,2021	Significant Other Observable Inputs (Level 2)
		RMB	RMB
2020	Short-term investments	71,775	71,775
2021	Short-term investments	160,467	160,467
2021	Investments at fair value	52,212	52,212

The Group’s financial instruments not measured at fair value including cash and cash equivalents, certain short-term investments, other receivables, net , amount due from related parties, funds receivable from third party payment service providers, equity investments without readily determinable fair values, short-term borrowings, account payables, amount due to related parties, other current liabilities, convertible bonds and long-term borrowings. The carrying amounts of the short-term financial instruments approximate their costs due to the short-term nature of these assets and liabilities. The carrying amount of the long-term borrowings approximates its fair value as the interest rates are comparable to the prevailing interest rates in the market. The fair value of equity investments without readily determinable fair values and convertible bonds cannot be reasonably estimated without undue costs.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.4 Fair value measurements—(Continued)

The following table presents the Group's assets measured at fair value on a non-recurring basis for the years ended December 31, 2019, 2020 and 2021:

Years ended December 31,	Description	Fair Value for Years Ended December 31,2021	Significant Unobservable Inputs (Level 3)	Total Loss for the Year
		RMB	RMB
2019	Equity investments without readily determinable fair value	—	—	4,714
2020	Property and equipment	—	—	6,449
2020	Equity investments without readily determinable fair value	—	—	3,500
2021	Equity investments without readily determinable fair value	—	—	16,500

The Group’s assets and liabilities measured at fair value on a recurring basis subsequent initial recognition include certain short-term investments that the Group elects to apply fair value option under ASC 825 Financial Instruments, and investments at fair value which were classified as level 2 within the fair value hierarchy as the key inputs to the valuation model are observable in active markets. The related losses from such level 2 fair value measurements recognized in the consolidated statements of operations were nil, nil, RMB11,627 for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group’s assets and liabilities measured at fair value on a nonrecurring basis include the fair value of property and equipment, intangible assets, goodwill, equity method investments, and equity investments without readily determinable fair value when they are deemed to be impaired. The fair values of these investments are determined based on discounted cash flow model or estimated disposal value and were classified as level 3 within the fair value hierarchy. The related losses from such level 3 fair value measurements recognized in the consolidated statements of operations were RMB4,714, RMB9,949 and RMB16,500   for the years ended December 31, 2019, 2020 and 2021, respectively.

2.5 Functional currency and foreign currency translation

The functional currency of the Company and its subsidiaries and VIE in the PRC is in Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Hong Kong (“HK”) is in Hong Kong dollars (“HKD”). The functional currency of the Group’s entities incorporated in the United States is in US dollars (“US$”).

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive loss.

The Group’s reporting currency is RMB. For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the statements of comprehensive loss and the consolidated statements of change in shareholders’ (deficit) equity.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.6 Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726 on December 30, 2021, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2021, or at any other rate.

2.7 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid, and monetary fund investments with original maturities of three months or less. As of December 31, 2020 and 2021, all cash and cash equivalents are unrestricted as to withdrawal and use.

2.8 Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash represents security deposits held in designated bank accounts as collateral for the Group's credit facility as well as pledged guarantee provided for a related party.

2.9 Inventories

Inventories, consisting of pre-owned and new consumer electronics available for sale, are stated at lower of cost or net realizable value. Provision of inventory is determined using the specific identification method. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving, which is determined based upon factors such as historical and forecasted consumer demand. Inventory provision was recognized nil, nil and RMB2,595 for the years ended December 31, 2019, 2020 and 2021.

2.10 Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Category	Estimated useful lives
Machinery	3-10 years
Electronic equipment	3 years
Leasehold improvement	Over the shorter of the lease term or expected useful lives
Furniture and office equipment	3 years
Motor vehicle	4 years
Software	3-5 years

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.10 Property and Equipment, net—(Continued)

Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in other operating income, net of consolidated statements of operations and comprehensive loss. The Group recognized nil, RMB6,449 and nil of impairment loss for the years ended December 31, 2019, 2020 and 2021, respectively.

2.11 Intangible assets, net

Intangible assets mainly include those acquired through business combinations and business corporations. Intangible assets arising from the Group’s acquisition of Paipai business from JD.com, Inc. (“JD”) (see Note 3) including Business Cooperation Agreement (“BCA”), Non-Compete Commitment (“NCC”), technology/platform and brand names are recognized and measured at fair value with the assistance of a third-party valuation firm using valuation techniques such as discounted cash flow analysis. Major assumptions used in determining the fair value of these intangible assets include future growth rates, discount rate and remaining useful life. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over their respective useful lives as follows:

The identifiable intangible assets	Amortization Years
Brand names	10 years
BCA	1-6 years
Technology/platform	5 years
NCC	5 years

2.12 Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

On January 1, 2018, the Group chose to early adopt Financial Accounting Standards Board (“FASB”) revised guidance on ASU 2017-04 Testing of Goodwill for Impairment. Under this guidance, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. If the Group chooses to apply a qualitative assessment first, it starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Group determines that it is more likely not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of comparison of the fair value of a reporting unit to its carrying amount.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group has determined it has only one reporting unit and performed its annual goodwill impairment analysis on December 31 of every year. As of December 31, 2020 and 2021, the Group performed qualitative assessment and concluded it was not more likely than not the fair value of the reporting unit was less than the carrying value and therefore no further quantitative assessment was performed. As a result, the Group did not recognize any goodwill impairment losses for the years ended December 31, 2019, 2020 and 2021.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.13 Impairment of long-lived assets and intangible assets

The Group evaluates its long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment analysis is performed if events indicate that it is impaired. Possible indications of impairment may include events or changes in circumstances affecting business forecast and operations. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the carrying amount of the assets exceeds the undiscounted net cash flows, an analysis is performed to determine the fair value of the assets and the group recognizes impairment loss on the amount by which the carrying value exceeds the fair value of the asset. The Group makes significant assumptions to evaluate intangible assets for possible indications of impairment. Changes in these assumptions could have a significant impact on the intangible assets identified for further analysis. The determination of the fair value requires management to make significant assumptions related to business forecast, discount rate and remaining useful life to estimate the net present value of future cash flows.

Management performed its impairment assessment over long-lived assets and intangible assets for the years ended December 31, 2019, 2020 and 2021 and did not recognize any impairment losses.

2.14 Investments

Short-term investments include (i) Term deposits with original maturities longer than three months but less than one year, and (ii) wealth management products with unsecured principal purchased from financial institutions which have original maturities of less than one year. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments in wealth management products at fair value in short-term investments in the consolidated balance sheets. Changes in the fair value of the investments are recorded as other income (loss), net in the consolidated statements of operations. The Group recognized unrealized gain from fair value changes of nil, nil and RMB467 for the years ended December 31, 2019, 2020 and 2021, respectively.

Long-term investments include (i) equity method investments, (ii) equity securities without readily determinable fair value and (iii) investments at fair value.

Equity method investments

The Group accounts for its in-substance common stock equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investments and recognizes in earnings for share of the earnings or loss of the investee after the date of investment.

The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value. The Group did not record any impairment loss for the years ended December 31, 2019, 2020 and 2021, respectively.

Equity securities without readily determinable fair value

The Group chose to early adopt ASU 2016-01, Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities on January 1, 2018 and elected to measure these investments using measurement alternative at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other income (loss).

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.14 Investments —(Continued)

Equity securities without readily determinable fair value—(Continued)

The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in other income (loss), net. The Group recorded impairment losses of RMB4,714, RMB3,500 and RMB16,500 in other income (loss), net for the years ended December 31, 2019, 2020 and 2021, respectively.

Investments at fair value

The investments under fair value pertain to structured products in fund-linked notes. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in long-term investments under fair value in the consolidated balance sheets. Changes in the fair value of these investments are recorded as other income (loss), net in the consolidated statements of loss. The Group recognized unrealized losses from fair value changes of nil, nil and RMB12,094 for the years ended December 31, 2019, 2020 and 2021, respectively.

2.15 Convertible bonds

Convertible bond is accounted for as a liability or is separated into debt and equity components based on its terms in relation to the conversion feature, call and put options, and beneficial conversion feature. Debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Interest expenses are recognized in the statement of comprehensive income in the period in which they are incurred. The Group accounts for its convertible bonds in accordance with ASC 815 Derivatives and Hedging and ASC 470 Debt and classifies it as a liability in its entirety.

2.16 Mezzanine equity

Mezzanine equity represents the convertible redeemable preferred shares issued by the Company. The convertible redeemable preferred shares are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain events outside of the Company’s control. Therefore, the Group classified all of the convertible redeemable preferred shares as mezzanine equity.

The convertible redeemable preferred shares can be converted either voluntarily before a qualified initial public offering (“Qualified IPO”, referring to a public offering of ordinary shares of the Company registered under the Securities Act and with an offer price per ordinary share representing pre-offering market capitalization of the Company of at least US$3 billion and gross proceeds to the Company in excess of US$250 million) or automatically upon a Qualified IPO.

According to ASC 480, where fair value at date of issue is less than the mandatory redemption amount, the carrying amount is to be increased by periodic accretions so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. The Company uses the current redemption value method in calculating the accretion of the convertible redeemable preferred shares as if these convertible redeemable preferred shares were redeemable at the end of each year. Each increase in carrying amount is to be recorded as charges against retained earnings or, in the absence of retained earnings, as charges against additional paid-in capital until additional paid-in capital is reduced to zero. Once paid-in capital is reduced to zero, the redemption value measurement adjustment is recognized as an increase in accumulated deficit.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.17 Revenue recognition

Revenues are generated primarily from product revenue and service revenue through the platforms the Group offers to its customers. The Group also generates revenues from product sales through offline stores it operates.

The Group adopted ASC 606 Revenue from Contract with Customers (“ASC606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”). Consistent with the criteria of ASC 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Disaggregation of revenues

For the year ended December 31, 2019, 2020 and 2021, the disaggregated revenues by revenue streams were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net online product revenue	3,716,757	3,927,486	6,220,037
Net product revenue from offline channel	13,449	316,537	434,856
Net product revenue	3,730,206	4,244,023	6,654,893
Net service revenue for PJT marketplace	63,467	276,721	516,155
Net service revenue for Paipai marketplace	120,384	304,965	520,944
Net service revenue from other channel	17,801	32,490	88,283
Net service revenue	201,652	614,176	1,125,382

Net Product Revenue

The majority of the Group’s revenue is derived from online product sales. The Group recognizes revenue from the sale of phones and other consumer electronics goods through the two online platforms it operates: PJT Marketplace (“PJT”) (B2B channel) and Paipai Marketplace (“Paipai”) (B2C channel). The Group utilizes external delivery service providers to deliver goods to its customers. The Group presents revenue generated from its sales of products on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits, and recognizes revenue at the point of time when the goods have been delivered to the customers. The customers pay for the goods in advance. The Group offers its customers right of return for a period of 3 to 7 days upon the receipts. Product revenues are reduced by estimated sales return, which has been immaterial in the historical periods.

For product sales through offline stores, the Group recognizes revenue at the point of time when customers pay and obtain control of the products. When transactions involving trade-in devices, the purchase of the pre-owned product and the sale of new product are separately settled in cash on a gross basis and accounted for as two separate transactions. From July 2020, the Group began to net settle the trade-in transactions, and the fair value of trade-in product is recognized as non-cash consideration for the sale of the new product.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.17 Revenue recognition – (Continued)

Net Service Revenue

In addition to product sales, the Group’s PJT Marketplace and Paipai Marketplace also serve as online marketplace to provide third-party merchants platform services enabling them to transact with customers, for which the Group charges commission fees to its merchants and/or customers. Under the platform service arrangement, the Group acts as an agent and does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise.

For PJT Marketplace, the Group charges both the merchants and business buyers a commission fee. The commission fee charged to the merchants is determined as a percentage based on the executed transaction price, and the commission fee charged to business buyers is determined as a negotiated tiered amount. For Paipai Marketplace, commission fees are charged to merchants only, determined as a percentage based on the executed transaction price. For certain merchants who sell products on the Group’s platform, the Group enters into contractual agreements with these merchants for a fixed monthly marketplace management fee in addition to the commission fees charged for each transaction.

Commission fees are recognized in the consolidated statements of operations and comprehensive loss at the time when the service obligations to the merchants are determined to have been completed under each sales transaction upon the business buyers’ confirming the receipts of goods or over time for merchants paying fixed monthly management fees. Commission fees are not refundable if business buyers return the merchandise to merchants.

The Group provides a one-year warranty for pre-owned consumer electronics sold on Paipai Marketplace, which is not considered as a separate performance obligation. The costs associated with the warranty was immaterial during the years presented.

Reconciliation of contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. There were no contract asset as of December 31, 2019, 2020 and 2021. Accounts receivable was recorded within prepayments and other receivables, net and not material for all periods presented.

A contract liability exists when the Group has received consideration but has not transferred the related goods or services to the customer. The Group’s contract liabilities consist of payments received from customers before they received the products, mainly related to offline sales of pre-owned electronics and online channel sales, in which the Group receives advance payments pursuant to the agreements with certain offline customers before the products are transferred. As of December 31, 2020 and 2021, balances of the contract liabilities were RMB33,884 and RMB211,964. The opening balances of RMB28,383, RMB25,606 and RMB33,884 were recognized in the years ended December 31, 2019, 2020 and 2021, respectively.

There was no costs of obtaining a contract for the years ended December 31, 2019, 2020 and 2021.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.17 Revenue recognition — (Continued)

Geographic information

The following is the Group’s net product and service revenues by geographical location:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Mainland China	3,716,757	4,080,229	6,285,247
Hong Kong	11,588	145,641	339,616
Others	1,861	18,153	30,030
Net product revenue	3,730,206	4,244,023	6,654,893
Mainland China	195,288	611,975	1,123,351
Hong Kong	6,364	2,201	2,031
Net service revenue	201,652	614,176	1,125,382

2.18 Merchandise costs

Merchandise costs primarily consists of cost of acquired products and inbound shipping charges.

2.19 Fulfillment expenses

Fulfillment expenses consist primarily of expenses incurred in operating the Group’s platform, centralized operation centers and stations, offline stores, warehouse operating costs such as personnel cost and expenses attributable to purchasing, receiving, inspecting and grading, packaging, and preparing customer orders for shipment, as well as outbound shipping charges.

2.20 Technology and content expenses

Technology and content expenses consist primarily of payroll and related expenses for technology and content employees involved in designing, developing and maintaining technology platform, and improving artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include equipment depreciation, amortization and data center costs. Technology and platform amortization is amortization of platform arising from acquisition of Paipai business (see note 3). Technology and content expenses are expensed as incurred.

2.21 Selling and marketing expenses

Selling and marketing expenses consist primarily of platform promotion expenses, channel commissions, advertising expenses, amortization expense, and payroll and related expenses for employees involved in marketing and business development activities. Platform promotion expenses consist of Paipai coupons distributed on end consumers who are not customers of the Group on Paipai platform to promote transaction volume. Channel commissions consist of commission paid to sales channel providers and collection channel providers. Amortization expense consist of amortization of business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai business (see note 3). Advertising expenses consist of the fees of advertising across multiple platforms in connection with business development. Total advertising expenses were recognized as incurred, and were RMB10,215, RMB19,101, and RMB82,340 for the years ended December 31, 2019, 2020 and 2021.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.22 General and administrative expenses

General and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

2.23 Other operating income, net

Other operating income, net consists primarily of government subsidies and tax refund. Government subsidies represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. Government subsidies are recognized in other operating income in the consolidated statements of operations and comprehensive loss when the government subsidies are received and no further conditions need to be met. Tax refund mainly consists of one-time VAT refund received from government and tax authorities during the year ended December 31, 2021.

2.24 Share-based compensation

The Group grants share options and restricted share units to the management team and other employees (collectively, “Share-based Awards”). The Group accounted for the Share-based Awards in accordance with ASC 718 Compensation—Stock Compensation. Share-based Awards with service conditions only are measured at the grant date fair value of the awards using the Binomial option pricing model and recognized as expenses using the straight line method, net of actual forfeitures, if any, over the requisite service period, with a corresponding impact reflected in additional paid-in-capital. Share-based Awards that are subject to both the service period and the occurrence of Qualified IPO as performance condition are measured at the grant date fair value using the Binomial option pricing model and share-based compensation expenses are recognized for the cumulatively vested amount upon the completion of the IPO first and then over the remaining requisite service period. The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group accounts for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.

2.25 Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB85,187, RMB51,834 and RMB93,142 for the years ended December 31, 2019, 2020 and 2021, respectively.

2.26 Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.26 Income taxes—(Continued)

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2019, 2020 and 2021.

2.27 Operating leases

Prior to the adoption of the lease ASUs, the Group adopted the ASC Topic 840, Leases. Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Total rental payments applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain lease incentives and rent holidays and are considered in determining the straight-line rent expense to be recorded over the lease term.

In the fourth quarter of 2021, the Group adopted ASU No. 2016-02, Leases (Topic 842) for the year ended December 31, 2021 by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities.

Under the new lease accounting standard, the Group evaluates whether an agreement constitute a lease by reviewing the contractual terms to determine which party obtains both the economic benefits and control of the assets   at the inception of the contract. The Group has leased office and store premises for operating activities. All of the Group's leases with lease terms longer than 12 months have been deemed operating leases pursuant to the criteria in ASC Topic 842. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group's incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. Fixed lease payments are included in the measurement of operating lease liabilities and variable payments are recognized as lease expenses in the period in which the obligation for those payments is incurred. The Group measures the operating lease right-of use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Group.

RMB33,127 of lease assets and RMB30,903 of lease liabilities were recognized on the balance sheet upon adoption as of January 1, 2021. Operating lease right-of-use assets is included in other non-current assets and current portion of operating lease liabilities is included in accrued expenses and other current liabilities.

2.28 Comprehensive income (loss)

Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, represents accumulated foreign currency translation adjustments from its subsidiaries not using the RMB as their functional currency.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.29 Net loss per share

Basic loss per share is computed by dividing net loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. The Company’s convertible redeemable preferred shares do not participate in losses. As such, net loss is allocated entirely to ordinary shareholders in the calculation of net loss per share.

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options and convertible bonds which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of the convertible redeemable preferred shares and convertible bonds are computed using the as-if-converted method and the effect of the share options is computed using the treasury stock method.

2.30 Certain risks and concentrations

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. No customer individually represents greater than 10% of the total net revenues.

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, other receivable, net, short-term investments, amount due from a related party and funds receivable from third party payment service providers. The Group places its cash and cash equivalents, short-term investments with financial institutions with high-credit ratings and quality. Amount due from a related party and funds receivable from third party payment service providers primarily comprise of the receivable from customers, where the amount is under the Group’s name on these online platforms. Due to the nature of the arrangement, the Group considers there to be no collection risks. Other receivables, net mainly consists of customer deposit where the Group paid on behalf of the business buyers for the purchase deposit. The Group conducts credit evaluations on vendors and require certain amounts of security deposits from them to manage its credit risk.

2.31 Segment reporting

Based on the criteria established by ASC 280 Segment Reporting, the Group’s chief operating decision maker has been identified as the Chairman of the Board of Directors and Chief-Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC.

2.32 Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC as of December 31, 2019 and December 31, 2020, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. The Company ceased to qualify as EGC as of December 31, 2021, and adopted the new and revised accounting standards already effective for public companies.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies—(Continued)

2.32 Recent accounting pronouncements—(Continued)

Recently issued accounting pronouncements not yet adopted

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Contracts in Entity’s Own Equity (Subtopic 815-40)— Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU will be effective for the Group on January 1, 2022. The guidance reduces the number of accounting models for convertible debt instruments and convertible preferred stock. For convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, the embedded conversion features no longer are separated from the host contract. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Company does not expect this ASU would have a material impact on the consolidated financial statements.

3.	Business combination

In order to further grow its business and access to the mass retail consumers, the Group acquired Paipai, a pre-owned retail platform from JD.com, Inc. (“JD”) on June 3, 2019 for a net purchase consideration of RMB3,243,036, by issuing 26,379,291 shares of Series E convertible redeemable preferred shares. The Group accounted for this acquisition as business combination.

The Group entered into an exclusive business cooperation agreement with JD in 2017 for a period of three years. In 2019, the Group amended and extended the business cooperation agreement as part of its acquisition of Paipai and recognized an incremental value to the existing business cooperation agreement, together with the newly acquired technologies/platform, non-compete commitment and brand names as identifiable assets.

Under the exclusive business cooperation agreement, JD provides the Group with access portals on its own platform that links to the Group’s purchasing and selling online marketplaces, including Paipai, and in return the Group pays JD channel commission based on transaction volume and recorded such payments in selling and marketing expenses.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

3.	Business combination—(Continued)

The fair value of the convertible redeemable preferred shares and purchase price allocation were determined by the Group with the assistance of a third party valuation firm. The following table summarizes the consideration paid for Paipai and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the depreciation/amortization period for the acquired assets.

		2019
		RMB
Consideration
26,379,291 shares of convertible redeemable preferred shares		3,243,036
Fair value of total consideration transferred		3,243,036
Recognized amounts of identifiable assets acquired and liabilities assumed	Amortization period
Intangible assets:
Business Cooperation Agreement	5-6 years	1,456,000
Brand names	10 years	321,000
Non-compete commitment	5 years	52,000
Technology and platform	5 years	29,000
Property and equipment, net	3 years	791
Deferred tax liabilities		(415,284)
Goodwill		1,799,529
		3,243,036

The identifiable assets acquired are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The assembled workforce did not meet the separation criteria or the contractual-legal criteria and therefore, are not identifiable and not recognized apart from goodwill. Goodwill recognized from the acquisition was assigned to the entire group and is not expected to be deductible for income tax purposes. The acquisition cost incurred and expensed for the business combination was immaterial.

4.Prepayments and other receivables, net

Prepayments and other receivables, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Deposits	17,557	26,880
Customer deposits (1)	121,419	232,500
Account receivables	12,336	17,228
Advance to suppliers (2)	33,058	297,383
VAT recoverables	50,239	75,885
Others	27,661	65,924
Cash advanced to staff	6,014	33,992
Deferred cost (3)	—	91,245
Less: allowance for credit losses	—	(935)
Total	268,284	840,102

(1)	The amount relates to the refundable deposits paid to merchants to whom the Group provides platform service, mainly for consignment service.
(2)	The amount represents the prepayment to suppliers, mainly for purchasing official replacement products, new consumer electronics and pre-owned products.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

4.Prepayments and other receivables, net—(Continued)

(3)

On May 25, 2021, the Group entered into a share purchase agreement with Cosmic Blue Investments Limited, a wholly-owned subsidiary of Kuaishou Technology. Pursuant to the share purchase agreement, the Group issued to Cosmic Blue Investments Limited 2,572,995 shares of Series F preferred shares on May 25, 2021 for total consideration of US$50,000 in the form of both cash and business resources. The business resources included (a) access rights of RMB25,765, which was identified as Business Cooperation Agreement within intangible assets and amortized over the granted access term of 2 years, and (b) other advertising resources for promotion purpose of RMB141,176, which was recognized as deferred cost and amortized based on actual consumptions.

The movements in the allowance for credit losses are as follows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance as of January 1	669	390	—
Current period provision	6,959	4,600	1,525
Current period write-off	(7,238)	(4,990)	(590)
Balance as of December 31	390	—	935

5.	Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Cost
Machinery	31,098	31,539
Electronic equipment	55,491	78,543
Leasehold improvement	79,111	106,709
Furniture and office equipment	260	9,882
Motor vehicles	1,423	1,423
Software	4,045	6,632
Total	171,428	234,728
Less: accumulated depreciation	(102,002)	(137,087)
Construction in progress	136	6,202
Property and equipment, net	69,562	103,843

Depreciation expense was RMB38,044, RMB45,659 and RMB36,670 for the years ended December 31, 2019, 2020 and 2021, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

6.Intangible assets, net

Intangible assets consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Business Cooperation Agreement	1,535,017	1,554,046
Brand names	321,000	321,000
Non-compete commitment	79,141	79,141
Technology/platform	31,600	31,600
Total	1,966,758	1,985,787
Less: accumulated amortization	(598,917)	(909,976)
Intangible assets	1,367,841	1,075,811

Amortization expenses related to intangible assets were RMB196,628, RMB315,122, and RMB317,795 for the years ended December 31, 2019, 2020 and 2021, respectively. The Group expects to record amortization expenses of RMB324,236, RMB317,795, RMB232,283, RMB91,822, RMB109,675 for the years ending December 31, 2022, 2023, 2024, 2025, 2026 and thereafter, respectively.

7.	Long-term investments

The Group's long-term investments consist of:

	As of December 31,
	2020	2021
	RMB	RMB
Equity-method investments:
Qingdao Qingle Venture Capital Partnership (“Qingle”)	12,000	30,002
Nantong Wanwuchuangxin Venture Capital Partnership (“Wanwuchuangxin”)	—	28,951
Jinsong (Shanghai) Network Information Technology CO. Ltd (“Jinsong”)	—	22,803
Other investments	1,349	14,416
Equity securities without readily determinable fair values:
Jinsong (Shanghai) Network Information Technology CO. Ltd (“Jinsong”)	36,800	63,430
AiFenLei Global Co., Ltd. (“AiFenLei”)	—	—
Other equity securities without readily determinable fair values	46,213	29,713
Investments at fair value:
China Dynamic Fund I SP	—	52,212
Total	96,362	241,527

Equity-method investments:

As of December 31, 2021, the Group held 11.95% equity interests of Qingle as its limited partner, amounted to RMB30,000 and accounted as an equity-method investment. The investment was acquired through two installments during the years ended December 31, 2020 and 2021, of RMB12,000 and RMB18,000, respectively, in cash.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

7.	Long-term investments —(Continued)

 In November, 2021, the Group acquired 29.0% equity interest in Wanwuchuangxin, a limited partnership managed by an unrelated third party, as a limited partner with cash consideration of RMB29,000, and accounted for the investment as an equity-method investment.

In September, 2017, the Group disposed of its mobile phone rental platform to an entity jointly formed by shareholder of the Group and a former employee, Jinsong, and retained 30% shareholding with no board representation. The Group determined it did not have the ability to exercise significant influence over Jinsong and accounted for it under alternative measurement. In 2019, the Group made an additional RMB8,430 investment in preferred shares and RMB1,940 investment in ordinary shares. In July 2021, the Group made another RMB55,000 investment in preferred shares and was entitled to nominate one director to the board. The total equity holding was 25.71% as of December 31, 2021. The Group accounted for the investment in ordinary shares of RMB28,370 under equity-method as the Group has the ability to exert significant influence over the investee. The investment in preferred shares of RMB63,430 is accounted for as equity securities without readily determinable fair value as they are not in substance ordinary shares. For the year ended December 31, 2021, the Group recorded proportionately share of loss of RMB5,567 in share of lose in equity method investments.

In November, 2021, the Group provided a pledged guarantee of RMB150,000 for Jinsong's loan from the Chinese commercial bank. The guarantee was released in March, 2022 upon Jinsong's repayment of the loan.

Equity securities without readily determinable fair values:

In July 2019, the Group disposed of its household waste recycling business (“AiFenLei”) at zero consideration to the Founder and retained 52.5% economic rights without any voting or significant participating rights. The Group recognized RMB9,259 of loss upon disposal. The retained interest was accounted for under alternative measurement with minimal value at the time of the disposal due to the significant uncertainty associated with AiFenLei.

As of December 31, 2020 and 2021, the Group had RMB46,213 and RMB29,713, respectively, of investment in other equity securities without readily determinable fair values, accounted for using alternative measurement. For years ended December 31 2019, 2020 and 2021, the Group recorded impairment loss of RMB4,714, RMB3,500 and RMB16,500, respectively, for these alternative measurement investments.

8.Goodwill

There were no change in the carrying amount of goodwill for the years ended December 31, 2020 and 2021.

Total
RMB
Acquisition of Paipai	1,799,529
Other acquisition	3,886
Balance of goodwill as of December 31, 2020 and 2021	1,803,415

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

9.	Short-term borrowings

In 2020, the Group entered into credit facility agreements with several Chinese commercial banks and drawn-down RMB610,683 at the weighted average interest rate of 6.26% per annum. The Group repaid the short-term bank borrowings in the amount of RMB522,375. In 2021, the Group drawn-down RMB197,000 at the weighted average interest rate of 5.09% per annum and repaid the short-term bank borrowings in the amount of RMB373,292. As of December 31, 2020 and 2021, the remaining balance of these loan agreements was RMB226,292 and RMB50,000, respectively.

As of December 31, 2020 and 2021, the Group had unused one-year revolving credit facilities with several Chinese commercial banks to borrow up to RMB33,708 and RMB150,000 for working capital needs.

In 2020 and 2021, the Group entered into several RMB denominated one-year loan agreements with several Chinese commercial banks for RMB153,000 at the weighted average interest rate of 5.29% per annum and RMB56,700 at the weighted average interest rate of 5.09% per annum, respectively. The Group repaid amount of RMB70,000 and RMB155,450 during the year 2020 and 2021, respectively. As of December 31, 2020 and 2021, the remaining balance of these loan agreements was RMB113,000 and RMB14,250, respectively.

In 2020, the Group entered into a US$ denominated two-year loan agreement with an independent third party for RMB65,200(US$10,000) at an interest rate of 9% per annum. The Group repaid amount of RMB2,719(US$417) and RMB32,230(US$5,000) during the year 2020 and 2021, respectively. As of December 31, 2020 and 2021, current portion was RMB29,906(US$4,583) and RMB30,300(US$4,583), respectively. In 2020, the Group entered into a US$ loan agreement with a commercial bank for RMB460 at an interest rate of 6.3% per annum, the Group has not repaid the loan and the balance was RMB460 and RMB449 as of December 31, 2020 and 2021.

The Group is subject to certain financial covenants under its credit facilities agreements and the Group was in compliance with all of its debt covenants for the years ended December 31, 2020 and 2021.

10.Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Deposits from business partner	47,399	79,787
Other tax payable	45,507	38,209
Fulfillment payable	23,688	49,190
Operating lease liabilities - current	—	35,948
Others (1)	246,134	93,493
Total	362,728	296,627

(1)

The balance as of December 31, 2020 included RMB150,000 prepaid subscription received by the Group in September and November 2020 from certain investors subscribing for Series E convertible redeemable preferred shares. The payment was in the legal form of a loan agreement but did not have a maturity date or bear interest. The issuance of the preferred shares is contingent upon the investors obtaining the approval of Overseas Direct Investment (the “ODI”), otherwise the amount will be refunded to the investors. Upon the approval of the ODI, the amount was converted to Series E convertible redeemable preferred shares and subsequently converted to Class A ordinary shares immediately after IPO completion.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

11.	Taxation

a) Value added tax (“VAT”)

For sales of pre-owned consumer electronic products, the Group is subject to the VAT levy rate of 3% under the simplified method and is exempted by 1% in comply with relevant PRC VAT regulations of CaiShui [2009] No.9 and CaiShui [2014] No.57. The Group is subject to statutory VAT rate of 13% for sales of other products in the PRC. The Group is subject to VAT at the rate of 6% for service revenue.

b) Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first Hong Kong dollars (“HKD”) 2 million of profits earned by its subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, the Company is exempted from the Hong Kong income tax on its foreign-derived income. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Mainland China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. All of the Group’s PRC subsidiaries, consolidated VIE and VIE’s subsidiaries are subject to the statutory income tax rate of 25% except for Shanghai Yueyee which obtained qualification as High and New Technologies Enterprises, or HNTE in 2018 and was entitled to a preferential EIT rate of 15% from 2018 to 2020. In 2021, Shanghai Yueyee renewed its qualification and was entitled to the preferential EIT rate of 15% from 2021 to 2023.

Loss by tax jurisdictions

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Loss from Mainland China operations	722,687	456,596	882,229
Loss from non-Mainland China operations	10,122	53,816	71,618
Total loss before tax and share of loss of equity-method investments	732,809	510,412	953,847

The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

11.	Taxation—(Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax expenses	—	—	—
Deferred tax benefits	(30,120)	(47,320)	(143,863)
Total income tax benefits	(30,120)	(47,320)	(143,863)

The Group did not incur any current income tax expenses for the years ended December 31, 2019, 2020 and 2021. The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(1.03%)	(2.75%)	(11.86%)
Super deduction on technology and content expenses	2.87%	3.52%	2.83%
Effect of preferential tax rate for high-tech enterprises	(2.69%)	(6.16%)	6.25%
Effect of different tax rates of a subsidiary operating in other jurisdiction	(0.12%)	(1.33%)	(1.85%)
Effect of enacted tax rate change of deferred tax liabilities	—	0.20%	—
Effect of expired tax loss	—	—	(0.54%)
Change in valuation allowance	(20.03%)	(9.42%)	(4.62%)
True up	0.11%	0.21%	(0.13%)
Total	4.11%	9.27%	15.08%

If the preferential tax rate granted to an entity of the Group were not available, the Group’s income tax benefit would have increased by RMB19,037, RMB31,460, decreased by RMB59,594 for the years ended December 31, 2019, 2020 and 2021, respectively. The basic and diluted net loss per share attributable to the Company would decrease by RMB1.01, RMB1.68, and increased by RMB0.62 for the years ended December 31, 2019, 2020 and 2021, respectively. Shanghai Yueyee obtained HNTE in December 2021 and it is subject to reduced income tax rate of 15% till 2023, bring an effect of preferential tax rate of income tax benefit amounted to RMB93,250 for the year ended December 31, 2021.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

11.	Taxation—(Continued)

Deferred tax assets and deferred tax liabilities:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Deferred tax assets
Tax loss carried forward	229,955	283,378	278,980
Deductible temporary differences	38,481	32,982	59,598
Allowance for credit losses	98	—	375
Inventory provision	—	—	649
Unrealized fair value losses for certain investments	—	—	438
Impairment loss of long-term investments	—	—	4,125
Total deferred tax assets	268,534	316,360	344,165
Less: valuation allowance	(268,534)	(316,360)	(344,165)
Net deferred tax assets	—	—	—
Deferred tax liabilities
Identifiable intangible assets and deferred cost acquired	389,280	341,960	223,138
Total deferred tax liabilities	389,280	341,960	223,138

The movement of deferred tax valuation allowance is as follows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	119,106	268,534	316,360
Additions, net of foreign exchange impacts	149,428	47,826	27,805
Balance at end of the year	268,534	316,360	344,165

As of December 31, 2019, 2020 and 2021, the Group had net operating loss carry forwards of approximately RMB926,237, RMB1,155,441 and RMB1,199,251, respectively, which arose from the subsidiaries, VIE and VIE’s subsidiaries established in the PRC, Hong Kong. The loss carry forwards will expire until receive of notice from local tax authorities. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2019, 2020 and 2021, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The deferred tax component of income tax benefits are related to the amortization of deferred tax liabilities resulting from the business and assets acquisitions.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. The Company’s subsidiaries and VIE located in the PRC and Hong Kong were in accumulated deficit as of December 31, 2019, 2020 and 2021. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2019, 2020 and 2021.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

12.	Ordinary shares

Upon the consummation of the IPO, pursuant to the amended and restated Articles of Association, the Group’s existing preferred shares and ordinary shares was reclassified and re-designated into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, with each Class A ordinary share being entitled to one vote, each Class B ordinary share being entitled to three votes and each Class C ordinary share being entitled to fifteen votes on all matters that are subject to shareholder vote. Class A ordinary shares, Class B ordinary shares and Class C ordinary shares are entitled to the same dividend right. The authorized 1,000,000,000 shares of the Group was comprised of 941,472,561 Class A ordinary shares, 47,240,103 Class B ordinary shares and 11,287,336 Class C ordinary shares.

Upon IPO in June 2021, the Group issued 10,822,000 shares of Class A ordinary shares at US$21.0 per share, with total proceeds of US$227,262, net of the underwriting discounts and commissions and offering expenses. Immediately upon the completion of the Group’s IPO, 70,254,680 preferred shares were converted into Class A ordinary shares and 47,079,692 preferred shares were converted to Class B ordinary shares.

13.	Convertible bonds

On November 28, 2016, the Group’s PRC subsidiary, Shanghai Yueyee, issued non-interest bearing convertible bonds (the “2016 Notes”) with an aggregate principal amount of RMB200,000 and a maturity date of June 2018. Upon approval of ODI, the holders can at their option, to redeem the 2016 Notes in RMB and to purchase Series C-3 convertible redeemable preferred shares from the Company at US$2.6532 per share in US dollars for an amount equivalent to the principal of the 2016 Notes. This option to subscribe for the convertible redeemable preferred shares is not a free-standing financial instrument, but in essence a conversion option embedded in the 2016 Notes as it can only be exercised together with the redemption of the Notes. Among 2016 Notes, RMB40,000 was converted into 2,255,380 Series C-3 convertible redeemable preferred shares at the contractual conversion price in 2018.

The Group determined the conversion feature of the convertible bond is not an embedded derivative and therefore bifurcation from the convertible bonds is not required. Further, there’s no beneficial conversion feature associated with the conversion option as the effective conversion price was higher than the fair value of the underlying shares. The 2016 Notes were recorded as a liability in their entirety at amortized cost on the consolidated balance sheets.

 As of December 31, 2021, RMB160,000 of the 2016 Notes were converted into Series C convertible redeemable preferred shares at the contractual conversion price which were subsequently converted to Class A ordinary shares upon completion of IPO immediately.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

14.	Convertible redeemable preferred shares

The following table summarizes changes in the carrying amount of the convertible redeemable preferred shares for the years ended December 31, 2019, 2020 and 2021:

	Series A Convertible redeemable preferred shares (par value US$0.001)		Series B Convertible redeemable preferred shares (par value US$0.001)		Series C Convertible redeemable preferred shares (par value US$0.001)		Series D Convertible redeemable preferred shares (par value US$0.001)		Series E Convertible redeemable preferred shares (par value US$0.001)		Series F Convertible redeemable preferred shares (par value US$0.001)		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance as of January 1, 2019	9,497,040	238,504	7,586,836	201,588	33,320,256	1,041,923	10,068,160	1,010,041	—	—	—	—	60,472,292	2,492,056
Issuance	—	—	—	—	—	—	—	—	30,021,942	3,693,326	—	—	30,021,942	3,693,326
Collection of Subscription Receivables	—	—	—	—	—	16,697	—	—	—	—	—	—	—	16,697
Accretion	—	123,459	—	94,078	—	335,372	—	(4,189)	—	329,279	—	—	—	877,999
Balance as of December 31, 2019	9,497,040	361,963	7,586,836	295,666	33,320,256	1,393,992	10,068,160	1,005,852	30,021,942	4,022,605	—	—	90,494,234	7,080,078
Issuance	—	—	—	—	—	—	—	—	4,203,072	495,318	—	—	4,203,072	495,318
Accretion	—	83,312	—	65,967	—	311,443	—	147,741	—	696,035	—	—	—	1,304,498
Balance as of December 31, 2020	9,497,040	445,275	7,586,836	361,633	33,320,256	1,705,435	10,068,160	1,153,593	34,225,014	5,213,958	—	—	94,697,306	8,879,894
Issuance	—	—	—	—	—	—	—	—	1,953,652	241,341	9,777,383	1,179,326	11,731,035	1,420,667
Issuance upon conversion of convertible bonds	—	—	—	—	10,906,031	192,122	—	—	—	—	—	—	10,906,031	192,122
Accretion	—	21,898	—	17,207	—	246,015	—	37,083	—	186,424	—	—	—	508,627
Convert to Class A Ordinary shares	(9,497,040)	(467,173)	(7,586,836)	(378,840)	(30,284,935)	(1,467,859)	(7,952,405)	(940,464)	(5,876,520)	(916,388)	(9,056,944)	(1,092,428)	(70,254,680)	(5,263,152)
Convert to Class B Ordinary shares	—	—	—	—	(13,941,352)	(675,713)	(2,115,755)	(250,212)	(30,302,146)	(4,725,335)	(720,439)	(86,898)	(47,079,692)	(5,738,158)
Balance as of December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Authorized as of December 31, 2019	9,497,040		7,586,836		33,320,256		10,068,160		30,021,942
Authorized as of December 31, 2020	9,497,040		7,586,836		44,226,287		10,068,160		36,122,625

All series of convertible redeemable preferred shares were converted to Class A/B ordinary shares immediately upon the completion of the Group’s IPO

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

14.	Convertible redeemable preferred shares—(Continued)

The following table summarizes the issuance of convertible redeemable preferred shares up to December 31, 2021:

Series	Issuance date	Share Issued	Issue Price per Share	Proceeds from Issuance
A, B, C-1, C-2	August 31, 2012 ~ November 11, 2016	44,887,552	US$0.21~US$2.65	US$63,902
C-3	June 26, 2018	1,884,512	US$2.65	US$5,000
C-3	December 7, 2018	7,819,871	US$2.65	RMB138,688
C-3	February 8, 2021 ~ May 25, 2021	10,906,031	US$2.65	RMB192,122
D	July 5, 2018	2,115,755	US$10.83	US$22,917
D	July 5, 2018	7,952,405	US$12.74	US$101,340
E	June 3 ~ September 16, 2019	2,521,844	US$17.84	US$45,000
E	June 3, 2019	27,500,098	US$0.70	US$20,115
E+	September 4 ~ September 14, 2020	4,203,072	US$17.84	US$75,000
E+	February 8, 2021 ~ May 25, 2021	1,953,652	US$17.84	RMB241,341
F	April 16, 2021 ~ May 25, 2021	9,777,383	US$19.43	US$168,000

Key terms of the Series A, B, C-1, C-2, C-3, D, E, F convertible redeemable preferred shares are summarized as follows:

Dividend Rights

Each preferred share shall have the right to receive cumulative dividends, on an as-converted basis, when, as and if declared by the Board.

The order of distribution shall be made from holders of Series F convertible redeemable preferred shares, holders of Series E convertible redeemable preferred shares, holders of Series D convertible redeemable preferred shares, holders of Series C-3 convertible redeemable preferred shares and holders of Series C-1 and C-2 convertible redeemable preferred shares, holders of Series B convertible redeemable preferred shares to holders of Series A convertible redeemable preferred shares. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the convertible redeemable preferred shares have been paid in full.

In the event the Company declares dividends, for holder of Series A convertible redeemable preferred shares, the non-cumulative is at the rate of 8% of issue price, for holder of Series B, C-1, C-2, C-3, D, E and F convertible redeemable preferred shares, the cumulative dividend is at the rate of 8% of issue price.

No dividends have been declared on the convertible redeemable preferred shares.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

14.	Convertible redeemable preferred shares—(Continued)

Liquidation Rights

Upon the occurrence of any liquidation or deemed liquidation event, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution shall be distributed to the shareholders in the following order and manner:

Holders of convertible redeemable preferred shares of later series have preference to the distribution of assets or funds over holders of convertible redeemable preferred shares of earlier series and holders of ordinary shares, in the following sequence: holders of Series F convertible redeemable preferred shares, holders of Series E convertible redeemable preferred shares, holders of Series D convertible redeemable preferred shares, holders of Series C-3 convertible redeemable preferred shares and holders of Series C-1 and C-2 convertible redeemable preferred shares, holders of Series B convertible redeemable preferred shares to holders of Series A convertible redeemable preferred shares. The amount of preference will be equal to 150% of the issuance price plus any and all declared but unpaid dividends.

After distribution to the holder of convertible redeemable preferred shares the amount of preference, all remaining assets and funds of the Company available for distribution to the shareholders shall be distributed ratably among all the shareholders on a fully diluted basis.

Conversion Rights

The holders of the convertible redeemable preferred shares have the rights to convert of the preferred shares into ordinary shares at an initial conversion ratio of one for one at the option of the holders at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) share split, share consolidation, share dividend or other similar event, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance. Each preferred share shall automatically be converted, into ordinary shares upon the closing of a Qualified IPO.

Voting rights

Each preferred share confers the right to receive notice of, attend and vote at any general meeting of members on an as-converted basis. The holders of the convertible redeemable preferred shares vote together with the ordinary shareholders, and not as a separate class or series, on all matters put before the shareholders.

Redemption rights

At the option of a holder of the convertible redeemable preferred shares, the Company shall redeem at the redemption price all or any part of the outstanding convertible redeemable preferred shares, upon breach of contract, or at any time after the redemption start date for each series of convertible redeemable preferred shares. The redemption start date is December 31, 2022 for all series of convertible redeemable preferred shares.

The redemption price equals to the greater of (1) the issue price with an twenty percent compound per annum for Series A and Series B, or ten percent simple per annum return for Series C-1, C-2 and C-3, Series D, Series E and Series F (if the period is less than one year, such return shall be calculated pro rata) to the redemption price payment date, plus all accrued or declared but unpaid dividends or (2) the fair market value of preferred shares.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

14.Convertible redeemable preferred shares—(Continued)

Accounting of Convertible Redeemable Preferred Shares

The Company classified all preferred shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The convertible redeemable preferred shares are recorded initially at fair value, net of issuance costs.

The Company records accretion on the convertible redeemable preferred shares to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated as the current redemption value, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of convertible redeemable preferred shares was RMB877,999, RMB1,304,498 and RMB508,627 for the years ended December 31, 2019, 2020 and 2021, respectively.

The Company determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the convertible redeemable preferred shares or do not meet the definition of a derivative.

The Company has determined that there was no beneficial conversion feature attributable to all convertible redeemable preferred shares because the initial effective conversion prices of these convertible redeemable preferred shares were higher than the fair value of the Company’s ordinary shares determined by the Company taking into account independent valuations.

15.Share based compensation

In March 2016, the Group’s shareholders and board of directors adopted the Amended and Restated Share Incentive Plan (“2016 Plan”) to grant share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of the Group’s shareholders. The maximum aggregate number of ordinary shares that may be issued under the 2016 Plan is 21,920,964 ordinary shares.

In 2021, the Group adopted the 2021 share incentive plan (“2021 Plan”), to promote the success and enhance the value of the Group by linking the personal interests of the directors, employees, and consultants to those of the Group’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Group’s shareholders. The maximum aggregate number of ordinary shares that may be issued under 2021 Plan is 6,021,619.

Share options

Under the 2016 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2016 Plan includes a condition where employees can only exercise vested options upon the occurrence of the Company's ordinary shares becoming listed securities, which substantially creates a performance condition ("IPO Condition") that had not been met prior to the Company's IPO. The Group granted 4,074,384, 1,726,988 and 6,343,363 share options with IPO condition to certain employees in the 2019, 2020 and in the April and June 2021, respectively. Therefore, the Group has not recognized any stock-based compensation expenses related to the options granted until June 2021 the performance condition has been met by the IPO completion. The Group granted 525,706 share options with service condition to certain employees in 2021 after completion of IPO. The options expire in ten years from the date of grant.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

15.	Share based compensation—(Continued)

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2019, 2020 and 2021 were as follows:

For the years ended December 31,
	2019	2020	2021
Expected volatility	45.98%~46.55%	47.28%~48.09%	48.47%~48.70%
Risk-free interest rate (per annum)	1.67%~2.41%	0.66%~0.92%	1.35%~1.62%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	RMB24.37~RMB39.06	RMB36.02~RMB47.16	RMB40.61~RMB109.73
Fair value of share option	RMB23.68~RMB38.40	RMB35.37~RMB46.53	RMB39.98~RMB109.10

The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk free interest rate based on the yield to maturity of U.S. government bonds at grant date with a maturity period close to the contract term of options, adjusted by country risk differential between U.S. and China. The Group estimated exercise multiples based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. The Group determined the fair value of ordinary shares underlying each share option grant based on estimated equity value and allocation of it to each element of its capital structure.

The following table summarized the Group’s share option activities under the Option Plans:

	Number of options	Weighted average exercise price per share	Weighted average grant date fair value per share	Weighted average remaining contractual life	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding as of December 31, 2019	15,943,140	0.66	11.88	7.16	593,890
Granted	1,726,988	0.68	40.90
Forfeited	(3,681,447)	0.67	9.90
Outstanding as of December 31, 2020	13,988,681	0.61	14.74	6.38	651,182
Granted	6,869,069	0.65	57.05
Forfeited	(287,482)	0.65	40.40
Exercised	(2,627,997)	0.52	6.23
Outstanding as of December 31, 2021	17,942,271	0.63	31.78	7.04	676,115
Expect to Vest at December 31, 2021	17,942,271	0.63	31.78
Exercisable at December 31, 2021	9,459,362	0.62	16.78	5.56	356,554

For the year ended December 31, 2021, share-based compensation of RMB290,284 has been recognized. As of December 31, 2021, there were RMB326,412 of total unrecognized compensation expenses related to options which is expected to be recognized over a weighted average period of 2.49 years.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

15.Share based compensation—(Continued)

Restricted share units

In April 2021, the Group granted a total of 2,964,091 Restricted Share Units ("RSUs") to the management team under 2021 plan, which is vested immediately upon grant. In July 2021, the Group granted a total of 16,500 RSUs under 2016 plan to the management team and the vesting period is three years. Compensation expense based on fair value is amortized over the requisite service period of award using the straight line vesting attribution method.

A summary of the RSUs activity for the year ended December 31, 2021 is as follows:

	Number of restricted shares	Weighted average grant-date fair value	Weighted average remaining contractual life
		RMB	Years
Outstanding as of December 31, 2020	—	—	—
Granted	2,980,591	55.02	—
Vested	2,964,091	54.77	—
Forfeited	—	—	—
Outstanding as of December 31, 2021	16,500	95.46	2.46

The share-based compensation expense related to RSUs of nil, nil and RMB164,268 were recognized by the Group for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2021, there were RMB1,323 of total unrecognized compensation expenses related to RSUs for the future period.

The Group recorded share based compensation expense of nil, nil and RMB 454,552 for the years ended December 31, 2019, 2020 and 2021, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Fulfillment expenses	—	—	59,583
Selling and marketing expenses	—	—	38,463
General and administrative expenses	—	—	316,911
Technology and content expenses	—	—	36,595

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

16.	Net loss per share attributable to ordinary shareholders

Basic and diluted net loss per share for each of the year presented were calculated as follows. The Group had convertible redeemable preferred shares (Note 14), share options (Note 15) and convertible bonds (Note 13) which could potentially dilute basic earnings per ordinary share in the future. The calculation of diluted net loss per share does not include the effect of share options, conversions of convertible bonds and convertible redeemable preferred shares as the effect of the inclusion was anti-dilutive.

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss	(704,888)	(470,618)	(816,547)
Accretion to convertible redeemable preferred shares redemption value	(877,999)	(1,304,498)	(508,627)
Net loss attributable to ordinary shareholders of the Company	—	(1,775,116)	(1,325,174)
Denominator:
Weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share	18,782,620	18,782,620	96,306,113
Net loss per ordinary share basic and diluted	(84.27)	(94.51)	(13.76)

As of December 31, 2019, 2020 and 2021, diluted net loss per share does not include the following instruments as their inclusion would be antidilutive:

	2019	2020	2021
	RMB	RMB	RMB
Convertible bonds and convertible redeemable preferred shares	101,400,265	105,885,960	—
Share Options	15,943,140	13,988,681	17,942,271
Restricted share units	—	—	16,500
Total	117,343,405	119,874,641	17,958,771

17.	Statutory reserves and net restrictive assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, VIE and VIE subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries and consolidated VIEs located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. Amounts restricted include share capital and the statutory reserve of the Company's PRC subsidiaries, VIE and VIE's subsidiaries.

The balance of restricted net assets was RMB207,206 and RMB440,953 as of December 31, 2020 and 2021, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

18.Related party transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
JD.com, Inc. and its subsidiaries (“JD Group”)	A shareholder of the Group
5Y Capital's affiliates (“5Y Capital”, previously known as "Morningside")	A shareholder of the Group
Beijing Xichen Technology Co., Ltd and its subsidiaries (“Xichen Group”)	An investee of the Group
Fuzhou Ruifeng Renewable resources Co., Ltd (“Ruifeng”)	An investee of the Group
Manak Waste Management Private Limited (“Manak”)	An investee of the Group
Shanghai Meda Information Technology Co., Ltd (“Meda”)	An investee of the Group
Shenzhen Aileyou Information Technology Co., Ltd (“Aileyou”)	An investee of the Group
Shanghai Yueyie Network Information Technology Co., Ltd (“Yueyie”)	An investee of the Group
Shanghai Gulin Technology Co., Ltd(“Gulin”)	An investee of the Group
Jinsong	An investee of the Group
AiFenLei	An investee of the Group
Shanghai Yuekun Environmental Protection Technology Co., Ltd (“Yuekun”)	A Subsidiary of AiFenLei
Shanghai Yueqing Information Technology Co., Ltd. (“Yueqing”)	An investee of the Group

For the years ended December 31, 2019, 2020 and 2021, significant related party transactions were as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net Service Revenue
Consultation service provided to Manak	6,364	—	—
PAIPAI platform service provided to Jinsong	—	—	1,389
Merchandise costs
Purchase from JD Group	8,073	25,440	6,906
Purchase from Gulin(1)	—	—	175,118
Operating expenses
Service received from JD Group(2)	82,637	166,079	363,946
Service received from Aileyou	—	2,019	8,502
Service received from Gulin	—	—	3,006
Interest income from loans provided to related parties	672	1,750	1,272

Amount due from related parties
Loan to Jinsong	75,000	—	—
Loan to Yueqing	3,500	—	—
Loan to Gulin	—	—	80,500
Loan to Yuekun	81,600	138,332	85,900
Loan to Aileyou	3,900	2,400	—
Repayments from Jinsong	81,797	—	—
Repayments from Yuekun	20,062	175,755	110,015
Repayments from Aileyou	1,520	2,911	—
Repayments from Gulin	—	—	80,500
Repayments from Yueqing	—	—	9,500

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

18.Related party transactions—(Continued)

As of December 31, 2019, 2020 and 2021, the amount due from/to related parties are as follows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Due from JD Group (4)	115,395	165,626	320,955
Due from Jinsong
Other receivables from Jinsong	45,407	45,661	5,670
Due from Yueqing
Loans provided to Yueqing	9,500	9,500	—
Due from Xichen Group	7,000	3,500	—
Due from Ruifeng
Loans provided to Ruifeng	4,000	—	—
Due from Meda
Loans provided to Meda	600	—	—
Due from Yuekun
Loans provided to Yuekun	61,538	24,115	—
Other receivables from Yuekun	16,177	26,668	2,076
Due from AiFenLei
Other receivables from Aifenlei	—	—	22,315
Due from Aileyou
Loans provided to Aileyou	2,380	1,869	1,869
Other receivables from Aileyou	3,230	12,217	40,317
Due from Gulin
Other receivables from Gulin	—	—	17,450
	265,227	289,156	410,652
Due to JD Group
Prepaid subscription from JD Group (5)	—	35,000	—
Other payables to JD Group (3)	74,218	44,688	64,975
Due to 5Y Capital
Convertible loan due to 5Y Capital	33,423	33,423	—
Loan from Jinsong	223	—	8,611
Due to Aileyou	—	1,384	—
Due to Yuekun	—	118	5
Due to Yueyie	—	56	—
Due to Gulin	—	—	385
	107,864	114,669	73,976

(1)	Gulin is the newly invested investee of the Group in 2021 and is one of the new product suppliers of the Group, the Group mainly purchases new products from Gulin.
(2)	In connect with the growing business on Paipai platform in 2021, the Group received more services from JD group, mainly include channel sales services, advertising services, and logistic services.
(3)	Other payables to JD Group mainly includes channel commissions payable to JD Group.
(4)

Amount due from JD Group includes fund receivables from payment service provider of JD Group, cash collected by JD Group from third party merchants on behalf of the Group, and advance payment to customers on behalf of JD Group.

(5)

The amount represents RMB35,000 prepaid subscription from an entity of JD Group for Series E convertible redeemable preferred shares. The issuance of preferred shares is upon ODI approval, otherwise the amount will be refunded to the investor. Upon the approval of the ODI, the amount was converted to Series E convertible redeemable preferred shares and subsequently converted to Class A ordinary shares immediately after IPO completion.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

19.	Leases

The Group has leased office and store premises under operating lease agreements for the periods from 2021 to 2025. As of December 31, 2021 the Group had no long-term leases that were classified as a financing lease.

For the year ended December 31, 2021, the lease expense is as follow:

Year ended December 31, 2021
RMB
Operating lease expense	43,260
Short-term lease expense	57,180
Total lease expense	100,440

The Group recorded operating lease expenses of RMB83,093 and RMB87,681 for the years ended December 31, 2019 and 2020 prior to the adoption of the lease ASUs, which were charged to the consolidated statements of operations and comprehensive loss when incurred.

Supplemental consolidated balance sheet information related to leases was as follows:

As of December 31, 2021
Operating lease:	RMB
Operating leases right-of-use assets	69,612
Current portion of lease liabilities	35,948
Non-current portion of lease liabilities	34,501
Total operating lease liabilities	70,449
Weighted-average remaining lease term (in years) – operating leases	2.18
Weighted-average discount rate – operating leases	5.64%

As of December 31, 2021, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities are as follows:

Years ending	RMB

2022	38,480
2023	27,580
2024	7,981
2025	587
Total undiscounted cash flows	74,628
Less: imputed interest	4,179
Total	70,449

Lease liabilities due within one year	35,948
Lease liabilities due after one year	34,501

Short-term lease commitment:
2022	37,050

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share, per share data or otherwise noted)

20.	Commitments and contingencies

Commitments

The Group has entered into contracts to use store premises that are not qualify for leases under ASC 842 as the lessors have substantive right to substitute the assets throughout the period of use. The expenses incurred under such contracts during the year ended December 31, 2021 were RMB5,924. Future payments under these non-cancellable contracts are RMB4,729 for year 2022 and RMB127 for year 2023, respectively.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

21.	Subsequent events

On December 28, 2021, the Company announced a share repurchase program, that the Company may repurchase up to US$100 million of its shares over a twelve-month period starting from December 28, 2021, upon the authorization of its board of directors. As of March 31, 2022, the Company repurchased its shares for a total cash consideration of US$22 million from the public market.

In April 2022, the VIE agreements between Shanghai Wanwuxinsheng and Shanghai Aihui described in Note 2 were terminated, and total equity interest of Shanghai Wanwuxinsheng and its subsidiaries were acquired by Shanghai Aihui. Upon completion of the transaction, Shanghai Wanwuxinsheng and its subsidiaries became the Group's wholly-owned subsidiaries. The transaction was accounting for as an acquisition under the common control with no impact to the consolidated financial statements.

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	76,865	45,520	7,143
Amounts due from related parties, net	—	22,315	3,502
Prepayments and other receivables, net	3,500	47,524	7,458
Total current assets	80,365	115,359	18,103
Non-current assets:
Long-term investments	—	23,694	3,718
Investments in subsidiaries’ and VIE’s subsidiaries	3,654,880	6,297,373	988,195
Other non-current assets	—	16,670	2,616
Total Non-current assets	3,654,880	6,337,737	994,529
Total ASSETS	3,735,245	6,453,096	1,012,632
LIABILITIES
Current liabilities:
Short-term borrowings	29,906	30,300	4,755
Accrued expenses and other current liabilities	4,500	2,337	367
Total current liabilities	34,406	32,637	5,122
Non-current liabilities:
Long-term borrowings	32,624	—	—
Total non-current liabilities	32,624	—	—
Total LIABILITIES	67,030	32,637	5,122
CONVERTIBLE REDEEMABLE PREFERRED SHARES (total redemption value of, RMB10,886,220 and nil as of December 31, 2020 and 2021, respectively)	8,879,894	—	—
SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares (US$0.001 par value, 192,499,052 shares authorized, 18,782,620 issued and outstanding as of December 31, 2020)	11	—	—
Class A Ordinary shares (US$0.001 par value, 941,472,561 shares authorized, 100,854,060 share issued and 92,416,377 outstanding as of December 31, 2021)	—	609	96
Class B Ordinary shares (US$0.001 par value, 47,240,103 shares authorized, 47,240,103 share issued and outstanding as of December 31, 2021)	—	305	48
Class C Ordinary shares (US$0.001 par value, 11,287,336 shares authorized, 11,287,336 share issued and outstanding as of December 31, 2021)	—	7	1
Additional paid-in capital	—	12,954,163	2,032,791
Accumulated deficit	(5,213,773)	(6,538,947)	(1,026,103)
Accumulated other comprehensive income	2,083	4,322	677
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(5,211,679)	6,420,459	1,007,510
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	3,735,245	6,453,096	1,012,632

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Expenses and income (loss)
Selling and marketing expenses	—	—	(28)	(4)
General and administrative expenses	—	(1,000)	(7,228)	(1,134)
Interest income	1,929	6	82	13
Interest expenses	—	—	(4,238)	(665)
Other income(loss), net	3,971	(19,844)	(43,287)	(6,793)
Equity in losses of subsidiaries, VIE and VIE’s subsidiaries	(710,788)	(449,780)	(761,848)	(119,552)
Net loss attributable to the Company	(704,888)	(470,618)	(816,547)	(128,135)
Accretion of convertible redeemable preferred shares	(877,999)	(1,304,498)	(508,627)	(79,815)
Net loss available to ordinary shareholders	(1,582,887)	(1,775,116)	(1,325,174)	(207,950)

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share, per share data or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Cash used in operating activities	—	—	(4,295)	(674)
Cash flows from investing activities:
Purchase of long-term investments	—	—	(32,427)	(5,089)
Investments in subsidiaries’ and VIE’s subsidiaries	(584,758)	(500,551)	(2,589,491)	(406,348)
Cash used in investing activities	(584,758)	(500,551)	(2,621,918)	(411,437)
Cash flows from financing activities:
Proceeds from long-term borrowings	—	65,200	—	—
Repayment for short-term borrowings	—	(2,719)	(32,230)	(5,058)
Proceeds from issuance of convertible redeemable preferred shares	469,636	512,715	1,138,232	178,615
Proceeds from IPO, net of issuance cost of RMB46,931	—	—	1,488,866	233,635
Cash provided by financing activities	469,636	575,196	2,594,868	407,192

Net increase (decrease) in cash, cash equivalents	(115,122)	74,645	(31,345)	(4,919)
Cash, cash equivalent at the beginning of the year	117,342	2,220	76,865	12,062
Cash, cash equivalent at the end of the year	2,220	76,865	45,520	7,143
Supplemental cash flow disclosures of continuing operations:
Interest expenses paid	—	—	(4,238)	(665)
Supplemental disclosure of non-cash investing and financing activities:
Issuance of convertible redeemable preferred shares in connection with Paipai acquisition from JD (Note 3), accounted for as deemed contribution to the subsidiaries, VIE and VIE’ subsidiaries	3,242,245	—	—	—
Exercise of warrant	—	—	10,345	1,623

SCHEDULE I

NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1. Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as “Investments in subsidiaries and VIE” or and the subsidiaries and VIE’ profit or loss as “Loss from equity in earnings of subsidiaries and VIE” on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures provide certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

4. Besides the short-term borrowings existed as of the year ended December 31, 2021, there were no other material contingencies, significant provisions of long-term obligations, guarantees of the Company for the years ended December 31, 2019, 2020 and 2021.