Form 20-F
period 2022-12-31
ATRenew Inc.
filed 2023-04-18
CIK 1838957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.

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

The People’s Republic of China

+86 21 5290-7031
(Address of principal executive offices)

Chen Chen, Chief Financial Officer
Telephone: +86 21 5290-7031
Email: rex.chen@atrenew.com

12th Floor, No. 6 Building, 433 Songhu Road, Shanghai

The People’s Republic of China
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

90,688,686 Class A ordinary shares, 47,240,103 Class B ordinary shares and 11,287,336 Class C ordinary shares (excluding 4,466,059 Class A ordinary shares issued to our depositary bank for the purpose of bulk issuance and 5,699,315 Class A ordinary shares underlying ADSs repurchased by the issuer), par value US$0.001 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards t provided pursuant to Section 13(a) of the Exchange Act. ☐ Yes ☐ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•
“AHS,” “we,” “us,” “our company” and “our” are to our Cayman Islands holding company, ATRenew Inc. (formerly known as AiHuiShou International Co. Ltd.), its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities, including but not limited to Shanghai Wanwuxinsheng, during the effective period of the contractual agreements.
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
•
“GMV” are to the total dollar value of goods distributed to merchants and consumers through transactions on our platform in a given period for which payments have been made, prior to returns and cancellations, excluding shipping cost but including sales tax; total GMV consists of GMV for product sales and GMV for online marketplaces; GMV for product sales measures the GMV from sales of phones and other consumer electronic goods through our platform; GMV for online marketplaces measures the GMV from third-party merchants and or consumers participating in our PJT and Paipai marketplaces;
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

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Doing Business in China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

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

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Our Holding Company Structure

We are not an operating company but a Cayman Islands holding company with operations primarily conducted by our subsidiaries in China. The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report:

Historical variable interest entity structure

During the fiscal year covered by this annual report, we had variable interest entity structure during the period from January 1, 2022 to the completely unwinding of the variable interest entity structure in April 2022. The variable interest entity structure was established through a series of contractual arrangements between Shanghai Aihui, Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng. Before the completely unwinding of the variable interest entity structure in April 2022, the contractual arrangements allowed us to (i) exercise effective control over Shanghai Wanwuxinsheng and its subsidiaries, (ii) receive all economic benefits of Shanghai Wanwuxinsheng; and (iii) have an exclusive option to purchase all of the equity interests in Shanghai Wanwuxinsheng when and to the extent permitted by PRC laws and regulations.

During the period from January 1, 2022 to the completely unwinding of the variable interest entity structure in April 2022, revenues contributed by Shanghai Wanwuxinsheng accounted for 21.0% of our total revenues for the year ended December 31, 2022. Prior to unwinding the variable interest entity structure, the consolidated affiliated entities and their subsidiaries were consolidated for accounting purposes.

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

ATRenew Inc., through its intermediate holding companies, provided capital contribution of RMB500.6 million, RMB2,589.5 million and RMB595.1 million to its subsidiaries in 2020, 2021 and 2022, respectively. The former VIE and its subsidiaries received debt financing of RMB160.3 million, RMB3,014.0 million and RMB351.6 million from ATRenew Inc.’s subsidiaries in 2020, 2021 and 2022, respectively.

The former VIE and its subsidiaries may transfer cash to the relevant WFOE by service fees charged at an amount equals to all pre-tax income of the former VIE for the complete business support and technical and consulting services provided by WFOE. Due to the continuous loss generated by the former VIE, no service fees were charged by WFOE in 2020, 2021 and 2022.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and our former VIE are required to allocate at least 10% of their after-tax profits each year profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including share capital and the statutory reserve, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB207.2 million, RMB441.0 million and RMB481.8 million as of December 31, 2020, 2021 and 2022, respectively.

Neither the PRC subsidiaries of our Company nor the former VIE is obligated to make dividends or distributions to our company under the contractual arrangements. To date, no dividends or distributions have been made to our company by our PRC subsidiaries or the former VIE.

A. Selected Financial Data

The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheets data as of December 31, 2021 and 2022, and selected consolidated statements of cash flows data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018 and 2019, the selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020, and the selected consolidated statements of cash flows data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018, 2019, 2020, 2021 and 2022:

	For the Years Ended December 31,
	2018		2019		2020		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Net revenues
Net product revenues	3,249,923	99.6	3,730,206	94.9	4,244,023	87.4	6,654,893	85.5	8,676,672	1,257,999	87.9
Net service revenues	11,597	0.4	201,652	5.1	614,176	12.6	1,125,382	14.5	1,192,752	172,933	12.1
Total net revenues	3,261,520	100.0	3,931,858	100.0	4,858,199	100.0	7,780,275	100.0	9,869,424	1,430,932	100.0
Operating (expenses) income
Merchandise costs	(2,801,433)	(85.9)	(3,176,401)	(80.8)	(3,610,434)	(74.3)	(5,735,393)	(73.7)	(7,596,613)	(1,101,405)	(77.0)
Fulfillment expenses	(353,969)	(10.8)	(658,149)	(16.7)	(666,317)	(13.7)	(1,062,066)	(13.7)	(1,123,495)	(162,891)	(11.4)
Selling and marketing expenses	(237,562)	(7.3)	(566,792)	(14.4)	(740,542)	(15.2)	(1,206,649)	(15.5)	(1,536,052)	(222,707)	(15.6)
General and administrative expenses	(80,959)	(2.5)	(140,874)	(3.6)	(177,542)	(3.7)	(433,629)	(5.6)	(230,421)	(33,408)	(2.3)
Technology and content expenses	(65,759)	(2.0)	(142,858)	(3.7)	(151,536)	(3.1)	(264,560)	(3.4)	(227,812)	(33,030)	(2.3)
Goodwill impairment loss	—	—	—	—	—	—	—	—	(1,819,926)	(263,864)	(18.4)
Other operating income, net	21,701	0.6	21,410	0.6	29,395	0.6	26,950	0.3	41,238	5,979	0.4
Loss from operations	(256,461)	(7.9)	(731,806)	(18.6)	(458,777)	(9.4)	(895,072)	(11.6)	(2,623,657)	(380,394)	(26.6)
Interest expense	(6,536)	(0.2)	(12,397)	(0.3)	(21,090)	(0.5)	(16,778)	(0.2)	(6,163)	(894)	(0.1)
Interest income	8,273	0.3	7,813	0.2	9,321	0.2	8,370	0.1	17,780	2,578	0.2
Fair value change in warrant liabilities	23,781	0.7	—	—	—	—	—	—	—	—	—
Other income (loss), net	21,579	0.7	3,581	0.1	(39,866)	(0.8)	(50,367)	(0.6)	38,791	5,624	0.4
Loss before income taxes	(209,364)	(6.4)	(732,809)	(18.6)	(510,412)	(10.5)	(953,847)	(12.3)	(2,573,249)	(373,086)	(26.1)
Income tax benefits	1,922	0.0	30,120	0.8	47,320	1.0	143,863	1.8	111,783	16,207	1.1
Share of loss in equity method investments	(499)	0.0	(2,199)	(0.1)	(7,526)	(0.2)	(6,563)	(0.1)	(6,471)	(938)	(0.1)
Net loss	(207,941)	(6.4)	(704,888)	(17.9)	(470,618)	(9.7)	(816,547)	(10.6)	(2,467,937)	(357,817)	(25.1)
Net loss per share attributable to ordinary shareholders:
Basic	(55.98)		(84.27)		(94.51)		(13.76)		(15.16)	(2.20)
Diluted	(55.98)		(84.27)		(94.51)		(13.76)		(15.16)	(2.20)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	19,405,981		18,782,620		18,782,620		96,306,113		162,819,410	162,819,410
Diluted	19,405,981		18,782,620		18,782,620		96,306,113		162,819,410	162,819,410

The following table presents our selected consolidated balance sheets data as of December 31, 2018, 2019, 2020, 2021 and 2022:

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	665,560	410,783	918,076	1,356,342	1,703,626	247,003
Restricted Cash	—	—	—	150,000	—	—
Short term investments	—	125,573	97,866	510,467	782,230	113,413
Total current assets	1,059,530	1,094,908	1,874,638	4,150,845	3,890,178	564,024
Intangible assets, net	18,991	1,682,963	1,367,841	1,075,811	544,650	78,967
Goodwill	—	1,803,415	1,803,415	1,803,415	—	—
Total non-current assets	170,945	3,690,539	3,351,700	3,351,917	1,158,577	167,979
Total assets	1,230,475	4,785,447	5,226,338	7,502,762	5,048,755	732,003
Total current liabilities	590,702	755,093	1,183,539	824,664	1,022,248	148,213
Total non-current liabilities	3,466	389,280	374,584	257,639	144,835	20,999
Total liabilities	594,168	1,144,373	1,558,123	1,082,303	1,167,083	169,212
Total mezzanine equity	2,492,056	7,080,078	8,879,894	—	—	—
Total shareholders' (deficit) equity	(1,855,749)	(3,439,004)	(5,211,679)	6,420,459	3,881,672	562,791

The following table presents our selected consolidated statements of cash flows data for the years ended December 31, 2018, 2019, 2020, 2021 and 2022:

	For the Years Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(358,022)	(410,794)	(412,868)	(1,017,962)	881,297	127,778
Cash (used in) provided by investing activities	(109,267)	(304,349)	18,625	(670,402)	(516,683)	(74,912)
Cash provided by (used in) financing activities	904,022	455,751	929,962	2,289,623	(186,043)	(26,974)
Effect of foreign exchange rate changes on cash and cash equivalents	33,179	4,515	(28,426)	(12,993)	18,413	2,668
Net increase (decrease) in cash, cash equivalents and restricted cash	469,912	(254,877)	507,293	588,266	196,984	28,560
Cash, cash equivalents and restricted cash at the beginning of the year	196,048	665,960	411,083	918,376	1,506,642	218,443
Cash, cash equivalents and restricted cash at the end of the year	665,960	411,083	918,376	1,506,642	1,703,626	247,003

Non-GAAP Financial Measures

We use adjusted (loss) income from operations and adjusted net (loss) income, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted (loss) income from operations represents loss from operations excluding the impact of the impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net (loss) income represents net loss excluding the impact of the impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions, and tax effect of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted (loss) income from operations and adjusted net (loss) income help identify underlying trends in our business that could otherwise be distorted by the effect of certain transactions that are included in loss from operations and net loss. We also believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance. We believe that adjusted (loss) income from operations and adjusted net (loss) income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted (loss) income from operations and adjusted net (loss) income should not be considered in isolation or construed as an alternative to loss from operations and net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical adjusted net (loss) income to the most directly comparable U.S. GAAP measures. Adjusted (loss) income from operations and adjusted net (loss) income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted (loss) income from operations and adjusted net (loss) income for the periods indicated to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are loss from operations and net loss for the periods indicated:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands, except for share numbers and per share data)
Loss from operations	(458,777)	(895,072)	(2,623,657)	(380,394)
Add:
Share-based compensation expenses	—	454,552	174,236	25,262
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	315,123	337,075	359,068	52,060
Impairment loss of deferred cost, intangible assets and goodwill	—	—	2,097,257	304,073
Adjusted (loss) income from operations	(143,654)	(103,445)	6,904	1,001

Net loss	(470,618)	(816,547)	(2,467,937)	(357,817)
Add:
Share-based compensation expenses	—	454,552	174,236	25,262
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	315,123	337,075	359,068	52,060
Impairment loss of deferred cost, intangible assets and goodwill	—	—	2,097,257	304,073
Less:
Tax effects of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(47,320)	(143,863)	(111,783)	(16,207)
Adjusted net (loss) income	(202,815)	(168,783)	50,841	7,371

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

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
•
We incurred net losses and had negative net cash flows from operating activities in the past, which may continue or happen again in the future;
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
•
Our expansion into new product categories and offering of new services may expose us to new challenges and more risks; and
•
We are subject to various risks in connection with our repair and refurbishment business.

Risks Related to Our Corporate Structure

We and the consolidated affiliated entities face risks and uncertainties related to our former corporate structure, including, but not limited to, the following:

•
If the PRC government finds that the agreements that establish the structure for operating certain of our businesses in China did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our shares and/or ADSs may decline in value or become worthless.

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
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections; and
•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

The pre-owned consumer electronics transactions and services industry in China is still at an early stage of development and is rapidly evolving. There are few well-established and widely-accepted transactions and services platforms for pre-owned consumer electronics, nor are there any industry standards in pricing pre-owned consumer electronics and the pre-owned consumer electronics transactions and services market in general. Since the commencement of our business operations in 2011, we have also been trying different business strategies to explore the most effective business model for our operations. Although we are now the leader in the pre-owned consumer electronics transactions and services industry in China, we believe that our business model is novel and we have a limited operating history on which investors can evaluate our business and prospects. Specifically, we only began operating our merchant online marketplace, PJT, in late 2017 and our consumer online marketplace, Paipai, in 2019 and we have not yet demonstrated our ability to generate significant revenue or be profitable. There is no guarantee that our business model will continue to be successful or achieve wide acceptance as quickly or in a magnitude as we anticipated. As there are few comparable companies and established players in the market, we have to explore different business practices, formulate pricing strategies, set up procedures and standards by ourselves and learn from our own experience. Given that we have a limited history operating online marketplaces, we cannot assure you that we will be able to successfully anticipate and respond to industry trends and customer behavior, especially as we continue to broaden our customer base and diversify our product offerings. Potential investors in our ADSs should carefully consider the risks and difficulties frequently encountered by companies in an early stage of development, as well as the risks we face due to our participation in a new and rapidly evolving industry, and our attempt to execute on a new and untested business model. Our business model may not be successful, or we may not successfully overcome the risks associated with this business model.

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

In June 2019, we entered into a five-year framework business cooperation agreement, as amended, with JD Group covering extensive cooperation in areas such as user traffic, marketing, research and development, commission sharing, supply chain and logistics, and customer service and after-sales services. In 2022, the GMV of the pre-owned consumer electronics we collected through our AHS Recycle from JD Group’s platforms accounted for approximately 8.3% of our total GMV. If we are unable to maintain our collaboration with JD Group or if JD Group builds or invests in similar business as ours after the term of the agreement, our business, results of operations and financial condition would be materially and adversely affected. Even if we are able to maintain our relationship with JD Group, if JD Group experiences a business deterioration, a decline in market position or market share, or a damage to its brand image or reputation, our business and results of operations may also be negatively affected due to our reliance on and close relationship with JD Group and our customers’ trust on us may also diminish. In the event that we fail to maintain our relationship with JD Group, we cannot assure you that we will be able to establish a similar cooperative relationship with a comparable business partner under commercially reasonable terms in a timely manner. In addition, our business collaboration arrangement with JD Group contains certain undertakings made by JD Group that are beneficial to us. These undertakings, however, are contingent on our continuing to meet certain conditions. If we are unable to meet these requirements, the scope of our collaboration with JD Group could diminish significantly and the business collaboration arrangement with JD Group could even be terminated under certain circumstance, all of which could materially and adversely affect our business, results of operations and financial condition.

In addition to our strategic relationship with JD Group, JD Group also has a significant influence on our overall business operations. As of February 28, 2023, JD Group holds approximately 33.5% of our total issued and outstanding shares and approximately 36.0% of the total voting power of our shares. As a result, JD Group may have a conflict of interest with us and prevent us from engaging in transactions that may be beneficial to you as a holder of ADSs.

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

We incurred net losses and had negative net cash flows from operating activities in the past, which may continue or happen again in the future.

We incurred net losses of RMB470.6 million in 2020, RMB816.5 million in 2021 and RMB2,467.9 million (US$357.8 million) in 2022, respectively. In addition, we had negative net cash flows from operating activities of RMB412.9 million in 2020 and RMB1,018.0 million in 2021. In 2022, we generated net cash inflow from operating activities of RMB881.3 million (US$127.8 million) . We may continue to further develop and expand our business, upgrade our technologies, and these investments may not result in an increase in profit or positive net cash flows from our operations in the future.

We may continue to incur substantial losses and generate negative net cash flows again from our operations in the future for a number of reasons, including decreasing demand or slower than expected increase in demand for pre-owned consumer electronics and our services, increasing competition, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If our revenues decrease, we may not be able to reduce our costs and expenses proportionally in a timely manner because a significant portion of our costs and expenses are fixed. In addition, if we reduce our costs and expenses, we may limit our ability to acquire consumers and third-party merchants and grow our revenues. Accordingly, we may not be able to achieve profitability and we may continue to incur net losses in the future.

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

Our business and financial performance have been adversely affected by the outbreaks of COVID-19. Due to the wide-spread of highly transmissive Omicron variant of the coronavirus across China in 2022, we and our AHS store partners temporarily closed some of offline AHS stores in China in 2022. We also closed our headquarters and offices in late March, 2022 and made remote working arrangements. As a result of the regional outbreak, a vast majority of offline AHS stores in Shanghai were closed from late March to early June in 2022, a vast majority of offline AHS stores in Guangzhou and Shenzhen were closed in September, and a vast majority of offline AHS stores in northern China were closed from November to December in 2022. As of December 31, 2022, all of the offline AHS stores in China had reopened and operated under normal business hours. Due to such store closures, our operating results in 2022 was negatively affected. The store closure also negatively affected the expansion of our AHS store network. Revenues from product sales in 2022 was adversely affected by the temporary closure of offline AHS stores, which negatively affected our collection of pre-owned consumer electronics through offline AHS stores. Revenues from product sales increased by 30.4% from 2021 to 2022, as compared to 56.8% from 2020 to 2021. In addition, our inventory level was also negatively affected by such store closures. See “—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information. Besides, we also temporarily closed our regional operation centers from late March to early June in 2022 due to COVID-19 outbreak. See “—We are subject to certain risks relating to third-party logistics services and our operation centers” for more information.

COVID-19 remains a global pandemic and different variants of coronavirus have also emerged in different locations around the world. As COVID-19 pandemic continues to rapidly evolve and there is uncertainty as to the future progress of the disease, we cannot anticipate with any certainty the length or severity of the effects of COVID-19. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we or our business partners have business operations.

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

Starting from June 2022, we have further expanded the product categories for our recycling business to include used luxury goods, gold and vintage liquor, among other high-value consumer goods. We currently provide inspection, grading and pricing services for these new product categories mainly through cooperation with third-party service providers with extensive industry experience. If the consumers or third-party merchants on our platform are not satisfied with the services provided by these third-party service providers, their trust and confidence in our brand may be impaired, which could materially and adversely affect our business, results of operations and financial condition.

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

If we are unable to expand our AHS store network successfully, our business or results of operations would be adversely affected

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

Any factors listed above, either individually or in aggregate, might delay or fail our plan to increase the number of AHS stores in desirable locations at manageable cost levels. Further, we may not be able to successfully operate our existing AHS stores and may choose to shut down certain AHS stores from time to time due to various reasons. For example, certain of offline AHS stores were shut down primarily due to the COVID-19 outbreak. See “—Our operations have been and may continue to be affected by COVID-19 pandemic.”

Failure to successfully operate offline AHS stores could materially and adversely harm our reputation, business and results of operations.

We rely on offline AHS stores and kiosks to collect a large portion of pre-owned consumer electronics traded on our online marketplaces. AHS stores and kiosks also serve as a complement to our online AHS operations and help us reach consumers directly. The successful operation of AHS stores hinges on the ability to provide superior experience to consumers and business partners. If we are unable to provide a superior experience, our consumers and business partners may lose confidence in us. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and thus cause us to lose customers and market share. Apart from providing superior customer experience, there are also a number of other factors that may affect the successful operation of AHS stores, including, without limitation, our ability to secure premises for AHS stores in locations that are strategically beneficial to our business; our ability to adjust AHS store operations to timely respond to changes in market demand and consumer preferences; our ability to manage costs of in operating AHS stores; our ability to handle negative publicity, allegations, and legal proceedings; our ability to ensure full compliance with relevant laws and regulations, and maintain adequate and effective control, supervision and risk management over AHS stores; and our ability to monitor the overall operation of AHS stores. If we are unable to operate AHS stores successfully, we and our business partners will have to shut down underperforming AHS stores. In 2022, we closed approximately 124 AHS stores and may continue to do so in the future. We may also terminate our cooperation with our AHS store partners if their business, financial conditions and operating results are below our expectation. In the past, we terminated our cooperation with certain number of AHS store partners due to the underperformance of certain AHS stores. In addition, if our AHS store partners run into financial difficulties or even become bankrupt as a result of unsuccessful operation, our business and results of operations would be adversely affected.

We rely on our AHS store partners to expand our AHS store network Failure by our AHS store partners to provide satisfactory products or services and successfully operate offline AHS stores or any illegal actions or misconduct of our AHS store partners could materially and adversely harm our reputation, business and results of operations.

In addition to our directly operated AHS stores, we also cooperate with AHS store partners to jointly operate a large number of AHS stores. As of December 31, 2022, 1,307 of all 1,912 AHS stores were either jointly operated by us or by our AHS store partners. We believe consumers expect the same quality of our products and services regardless of whether they visit a store operated directly by us or by our AHS store partners, so we provide trainings to the store operation personnel and offer other necessary supports to help with store management. Besides, we conduct regular reviews of our AHS store partners and will reduce or even terminate our cooperation with those who do not meet our standards. Successful operations of jointly-operated stores directly affect our results of operations.

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

Since over 68% of AHS stores were either jointly operated by us or by our AHS store partners as of December 31, 2022, maintaining the relationship with our AHS store partners and attracting new AHS store partners to join our store network are important to our business and results of operations. We cannot guarantee you that we are able to maintain the relationship with our AHS store partners due to a number of factors, some of which are beyond our control. For example, if our products or services fail to attract consumers, our AHS store partners may experience sales declines. As a result, they may not be able to generate investment returns as they expected, and thus choose not to renew their agreements with us. Sales declines or unsuccessful operation of AHS stores could also arise from failures by our AHS store partners to lease premises in optimal locations with large consumer traffic and commercial potentials, hire and train qualified store managers or other sales personnel, insufficient experience in operating retail stores, and lack of overall store management experience, among others. As a result, our AHS store partners may terminate their agreements with us or choose not to renew such agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our AHS store partners. As a result, our AHS store partners may not be effectively motivated to provide trade-in services or continue the cooperative relationships with us. If our AHS store partners decide to shut down the stores they opened, we will refund the corresponding deposit to them. If our AHS store partners decide to shut down a large number of AHS stores within a very short period of time, we may need a large amount of cash to refund the deposits. As a result, we may experience liquidity risks. In addition, we may not be able to attract a sufficient number of new AHS store partners to join our network and open AHS stores, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

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

Third-party merchants and consumers play an important role in the successful operations of our online marketplaces. In terms of GMV, 68.8% of the pre-owned consumer products on our PJT Marketplace, and 81.6% of the pre-owned consumer products on our Paipai Marketplace, were sold by third-party merchants in 2022. As a result, attracting and maintaining our relationship with consumers and third-party merchants to our online marketplaces are critical to our business and results of operations. However, we may not be able to do so due to a number of factors, some of which are beyond our control. For example, if the transaction volume or the number of users on our marketplaces drop significantly, our third-party merchants may experience sales declines. As a result, they may not be able to generate profits as they expected, and thus choose not to renew their agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our third-party merchants or provide value-added services that meet the demand of third-party merchants. As a result, our third-party merchants may not be effectively motivated to sell more products or maintain the relationship with us. In addition, we may not be able to attract or maintain our existing customer base on our online marketplaces, which could result in a decline in the transaction volumes and thus negatively affect our business and results of operations.

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

Concerns about mishandling personal information or other private and sensitive information stored in pre-owned consumer electronics, even if unfounded, or a general lack of confidence in the security of privacy in connection with pre-owned consumer electronics could deter current and potential consumers or third-party merchants from using our services, damage our reputation, cause us to lose consumers or third-party merchants and adversely affect our operating results. In addition, we collect, store and use personal information of our consumers or third-party merchants to provide better services. While we strive to comply with applicable data protection laws and regulations, as well as our own privacy policies and other obligations we may have with respect to privacy and data protection, failure or perceived failure to comply may result, and in some cases has resulted, in customer complaints, and may also result in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users, consumers or third-party merchants, and have an adverse effect on our business. In addition, any systems failure or compromise of our security that results in the unauthorized access to or release of our customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We strictly limit third-parties’ access to customer data, and we expend significant resources on technology and our daily operations to protect against leakage of customer information and other security breaches. Nonetheless, given its great commercial value, customer data may still be hacked and misused by third parties, which could expose us to legal and regulatory risks and seriously harm our business.

The PRC regulatory requirements regarding cybersecurity, data protection and personal information protection are constantly evolving. On May 28, 2020, the National People’s Congress of the PRC, or the NPC, enacted the Civil Code of the People’s Republic of China, or Civil Code, which came into effect on January 1, 2021. The Civil Code, in addition to the systematic codification of provisions from existing legislations, establishes general principles of privacy right and the protection of personal information, and provides clearer legal basis for civil actions against privacy and personal information related infringements and breaches. Before the enaction of the Civil Code, more specific provisions in relation to personal information protection are mainly set out in existing legislations including the PRC Cyber Security Law (effective from June 1, 2017), the PRC E-commerce Law (effective from January 1, 2019), and the PRC Consumer Rights Protection Law (latest revision effective from March 15, 2014). Further, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, promulgated the PRC Data Security Law on June 10, 2021, which became effective from September 1, 2021. Also, the PRC Personal Information Protection Law was enacted on August 20, 2021, which became effective on November 1, 2021. These two laws, together with the PRC Cyber Security Law, form the over-arching framework that governs data protection and cybersecurity in China. The PRC Cyber Security Law has a focus on cybersecurity and the protection of the critical information infrastructure, while the PRC Data Security Law focuses on regulating “important data” and data processing activities that would have an impact on national security. The PRC Personal Information Protection Law focuses on protecting personal information. See Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security” for more details.

Following the promulgation of the above two laws, the PRC governmental authorities have enacted or are in the process of formulating a series of regulations and policies to enhance the protection of cybersecurity, data security and personal information, including the following (See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security” for more details):

•
On November 14, 2021, the CAC published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators.
•
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
•
On July 7, 2022, the CAC published the Measures for the Security Assessment of Data Cross-border Transfer, which provides for the circumstances under which a data processor shall be subject to security assessment, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor that processes personal information of more than one million individuals provides personal information abroad; (iii) where a data processor that has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances prescribed by the CAC. For outbound data transfers that were carried out before the effectiveness of these measures, any necessary rectification shall be completed by February 28, 2023.
•
On December 8, 2022, the MIIT published the Data Security Management Measures in the Field of Industry and Information Technology, or the Data Security Measures in the IT Field, which took effect on January 1, 2023. The Data Security Measures in the IT Field provides the definitions of “core data” and “important data” in the field of industry and information technology. Data in the field of industry and information technology shall include industrial data, telecoms data, etc. For different categories of data, the Data Security Measures in the IT Field prescribes different requirements in terms of security management and protection in terms of data collection, storage, processing, transmission, provision, publication, destruction, exit, transfer, entrusted processing, etc.

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

As of December 31, 2022, approximately 75.9% and 53.7% of the pre-owned consumer products traded on our PJT Marketplace and Paipai Marketplace, respectively, were cell phones. In recent years, we have expanded our business to cover more types of pre-owned consumer electronics, such as laptops, tablets and drones. Since 2022, we have carried out a pilot project to expand our business to cover more diversified pre-owned product categories, such as vintage bags, watches, liquor, gold and various household goods to further attract consumers and increase the transaction volumes on our platform. Expansion into diverse new product categories and service offerings involves new risks and challenges. Our lack of familiarity with these products and services may make it more difficult for us to anticipate customer demand and preferences. We may also be unable to effectively inspect and control the quality of these pre-owned goods appropriately or we may misjudge customer demand on our new service offerings. We may also face costly product liability claims, which would harm our brand and reputation as well as our financial performance. If competition in the new product and service categories intensifies, we may have to price aggressively and invest heavily to gain market share or remain competitive, which may adversely affect our profitability. As a result of various uncertainties and risks, it may be difficult for us to achieve profitability in the new product and service categories and our profit margin in these categories, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product and service categories.

We are subject to various risks in connection with our repair and refurbishment business.

Since April 2022, we have started to pilot our consumer electronics repair and refurbishment operations, under which we sell pre-owned electronic devices with renewed components (such as batteries and screens) and polished back covers to consumers to further satisfy consumers’ demand for premium pre-owned devices and to expand our profit margin. The refurbished components, such as the batteries and screens, are sourced from original manufacturers of the device or qualified suppliers. If the refurbished components delivered to us are defective or substandard, we may face product liability claims and the reputation of our online marketplaces and our brands could be materially and adversely affected. We operate repair and refurbishment business mainly by ourselves. For a small portion of such business, such as paining, which requires special qualifications, we cooperate with third-party service providers. The repair and refurbishment performed by us or third-party service providers may be substandard or fail to meet the expectation of the consumers, which may lead to customer complaints.

We may incur liability or become subject to claims or administrative penalties for stolen products sold on our platform or counterfeit, infringing, illegal or unauthorized products sold on our platform.

Pre-owned consumer electronics sold on our online marketplaces are sourced by us or third-party merchants from various channels. We have adopted measures to verify the authenticity and authorization of pre-owned consumer electronics sold on our online marketplaces and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products. We have also invested heavily in our inspection and authentication processes and we reject items we believe to be counterfeit. However, we cannot assure you that we are able to identify any and all unauthorized, counterfeit or illegal products, especially components and parts or accessories of the pre-owned consumer electronics, that infringe third parties’ intellectual property rights given the large amount of pre-owned consumer electronics being inspected. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit pre-owned consumer electronics and their components, parts and accessories. In terms of GMV, in 2022, 39.0% of the pre-owned consumer products sold on our PJT Marketplace and 76.9% of the pre-owned consumer products on our Paipai Marketplace, were inspected by third-party merchants as opposed to going through our inspection procedures, respectively. Under our standard form agreements, we typically require third-party merchants to indemnify us for any losses we suffer or any costs that we incur if the pre-owned consumer electronics they sell on our online marketplaces are stolen products or counterfeit, unauthorized or refurbished products. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. In the event that counterfeit, unauthorized or infringing products are sold on our online marketplaces or infringing content is posted on our online marketplaces, we could face claims that may subject us to liabilities. If we fail to identify any infringing pre-owned consumer electronics including components and parts or accessories and such products are sold to purchasers, we may be subject to infringement claims and our reputation will also be harmed. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further selling the relevant products. Potential liabilities we may be subject to under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit products include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged.

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

We have experienced rapid growth since we commenced our business in 2011. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow down or our revenues may decline for any number of possible reasons, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the pre-owned consumer electronics transactions and services industry in China, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

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

We work with third parties in providing many of our services and products on our platform, such as consumer electronics brands and e-commerce platform, through which we collect pre-owned consumer electronics, third-party merchants doing transactions on our platform, and third-party logistics service providers. We carefully select our third-party suppliers, merchants, service providers and business partners, but we are not able to fully control their actions. If these third parties fail to perform as we expect, experience difficulty in meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to consumers and third-party merchants, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, it could damage our business and reputation. In addition, if such third-party service providers cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we would suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing consumers and third-party merchants with similar services until we find or develop a suitable alternative. Furthermore, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business and results of operations would be materially and adversely affected.

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

Our users make payments through a variety of methods, including payment on our marketplaces or through our third-party online payment service partners, such as Weixin, Orangebank (橙e电商平台) and JD Pay (京东钱包). These services are critical to our platform. We rely on the convenience and ease of use that these service providers provide to our users. If the quality, utility, convenience or attractiveness of the services of these service providers decline for any reason, the attractiveness of our platform could be materially and adversely affected.

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

As of December 31, 2022, we had seven regional operation centers across Mainland China and one regional operation center in Hong Kong. A vast majority of pre-owned consumer electronics sold on our marketplaces are first shipped to our operation centers in different locations for inspection, grading and pricing before they are sold to buyers. In addition, our operation centers serve as warehouses for pre-owned consumer electronics before they are delivered to buyers. If any business interruptions or accidents, including health pandemics and fires, were to occur, causing damage to pre-owned consumer electronics or our operation centers, our ability to provide services such as inspection, grading and pricing services could be materially and adversely affected and the shipment of pre-owned consumer electronics could be delayed. For example, during the resurgence of the COVID-19 pandemic in 2022, we had to temporarily shut down our regional operation centers. As of December 31, 2022, all of our operation centers resumed normal operation. We cannot assure you that operation interruptions or service suspensions would not occur in the future. Any interruption or suspension of operation could have a material adverse effect on our market reputation, business, financial condition and results of operations.

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

Our net inventories were RMB177.0 million, RMB478.8 million and RMB433.5 million (US$62.8 million) as of December 31, 2020, 2021 and 2022, respectively. As we plan to continue expanding our product offerings, we expect to include more pre-owned consumer electronics and other types of pre-owned goods in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

If we determine our goodwill and other intangible assets to be impaired, our results of operations and financial condition may be adversely affected

We conducted several acquisition transactions, including the acquisition of Paipai Marketplace from JD Group in June 2019. As a result of these transactions, we recognized goodwill and intangible assets (other than goodwill) . The carrying amounts of the goodwill and intangible assets were RMB3,171.3 million, RMB2,879.2 million and RMB544.7 million (US$79.0 million) as of December 31, 2020, 2021 and 2022, respectively. The value of goodwill and other intangible assets arising from the transactions we conducted is based on forecasts, which are in turn based on a number of assumptions. In particular, we have assumed the brand name “拍拍” owned by JD Group which has an economic life of ten years. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may have to write off a significant amount of our goodwill and intangible assets and record an impairment loss, which could in turn adversely affect our results of operations.

We determine whether goodwill and certain intangible assets are impaired at least on an annual basis and there are inherent uncertainties relating to these factors and to our management’s judgment in applying these factors to the impairment assessment. We are required to evaluate the impairment prior to the annual assessment if there are any impairment indicators, including disruptions to the operations of acquired companies, unexpected significant declines in operating results or a decline in our market capitalization, any of which could be caused by a failure to successfully operate acquired companies.

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

In 2022, we recorded impairment losses of RMB1,819.9 million (US$263.9 million) on goodwill and RMB206.9 million (US$30.0 million) on intangible assets, which were mainly related to our acquisition of Paipai, considering the negative impacts of the outbreak COVID-19 pandemic on our operations and the changes in market conditions. After recognizing those impairment loss, the carrying amount of goodwill and intangible assets (other than goodwill) were RMB544.7 million (US$79.0 million) as of December 31, 2022.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to expand our customer base, increase the transaction volume on our platform and enhance our brand recognition. For example, we entered into cooperation with top live streaming platforms to promote our platform and sell pre-owned consumer electronics. We have also placed a substantial amount of advertisements on JD Group’s platform. Our brand promotion and marketing activities may not be well received by consumers or third-party merchants and may not realize the levels of effectiveness that we anticipate. We incurred selling and marketing expenses of RMB740.5 million in 2020, RMB1,206.6 million in 2021 and RMB1,536.1 million (US$222.7 million) in 2022. These selling and marketing expenses include amortization and impairment of intangible assets and deferred cost, which primarily represents amortization and impairment of the business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai Marketplace and deferred cost arising from business cooperation agreement with Kuaishou. Amortization of intangible assets and deferred cost amounted to RMB308.8 million in 2020, RMB330.8 million in 2021 and RMB352.7 million (US$51.1 million) in 2022. Impairment of intangible assets and deferred cost amounted to nil in 2020, nil in 2021 and RMB271.1 million (US$39.3 million) in 2022. Marketing approaches and tools in the pre-owned consumer electronics transactions and services market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

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

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, marketing and other operational personnel with experience in the pre-owned consumer electronics transactions and services industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, operation centers, customer service center and other back-office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Labor costs in China have increased with China’s economic development, particularly in the large cities where we have business operations. As we have a large AHS store network we are more vulnerable to labor costs increases than that of many of our competitors, which may put us at a competitive disadvantage. If the compensation package offered by us is not competitive in the market, we may not be able to provide sufficient incentives to or maintain stable and dedicated operational staffs and other labor support. Any failure to address these risks and uncertainties could materially and adversely affect our results of operations and financial performance. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

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

We have not obtained business operation license for some of self-operated offline AHS stores. As of December 31, 2022, there were a total of 78 self-operated offline AHS stores for which we had not obtained business operation license. Pursuant to the Administrative Regulations of the PRC on Company Registration and the Measures for the Investigation and Punishment of Unpermitted and Unlicensed Business Operations, failure to obtain business operation license for each self-operated offline AHS store will result in a fine up to RMB10,000. We are currently in the process of obtaining business license and completing relevant filings.

Our collaboration with AHS store partners to jointly operate offline AHS stores is subject to relevant PRC regulations governing franchise business. As advised by our PRC counsel, Han Kun Law Offices, PRC laws and regulations require a franchiser to make franchise filing with relevant governmental authorities after entering into the first franchising agreement, and to further update such filing within 30 days after any change occurs to the filed information including those regarding the distribution of all franchisee stores across Mainland China. Failure to do so may subject such franchiser to relevant governmental authority’s order for the completion of such filings within a prescribed period of time and a fine up to RMB50,000. If such filings are not completed within the prescribed period of time, a fine up to RMB100,000 may be imposed and an announcement shall be made accordingly. We have completed the initial franchise filing for our brand AHS. However, jointly-operated offline AHS stores have been opened from time to time along with the development of our business. As a result, we are required to update our franchise filing on time to reflect the change in the distribution of franchisee stores pursuant to relevant PRC laws and regulations. As of the date of this annual report, we have not been subject to any order to complete updated franchise filings, nor have we been subject to any fines. As of the date of this annual report, we are still in the process of updating our franchise filing to reflect the change in the distribution of franchisee stores with respect to a substantial number of jointly-operated offline AHS stores.

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

We have historically invested in or acquired certain assets or equity interests in other companies. We have also been invested by certain investors and entered into business cooperation with certain investor. In the future, we may continue to conduct acquisitions or investment transactions. By conducting these transactions, we are subject to risks related to compliance with relevant anti-monopoly laws and regulations. The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the National Development and Reform Committee, or the NDRC, and the State Administration for Industry and Commerce of the PRC (which is the predecessor of the SAMR), or the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement:

•
On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions.
•
On September 11, 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks.

•
On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Platform Economy. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Platform Economy mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Platform Economy prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Platform Economy also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. Considering the substantial uncertainty over the interpretation and implementation of the Anti-Monopoly Guidelines for Platform Economy, we are uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects.
•
On June 24, 2022, the SCNPC adopted the Decision to Amend the PRC Anti-Monopoly Law, which became effective on August 1, 2022. Such amendment stipulates that where a concentration of undertakings does not meet the threshold for declaration set by the State Council, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the law enforcement agencies may order the relevant participants to file the concentration of undertakings. Since such provisions are relatively new, uncertain remains as to the interpretation and implementation of such laws and regulations. Enforcement agencies have a wide discretion in their enforcement actions. Certain transactions may not trigger reporting requirements prima facie but turn out to be subject to relevant reporting obligations. Not only ongoing transactions, but also historical transactions are subject to their enforcement review.

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

We adopted the Amended and Restated Share Incentive Plan in March 2016, which, together with five subsequent amendments, are referred to as the 2016 Plan, for the purpose of granting share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of our shareholders. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 21,920,964 ordinary shares. As of February 28, 2023, we have granted options to purchase 31,091,661 ordinary shares, among which options to purchase a total of 15,161,880 ordinary shares are outstanding. We have also adopted the 2021 share incentive plan in 2021, which was amended and restated in March 2023, or the 2021 Plan, to expand the award pool. The maximum aggregate number of ordinary shares that may be issued under the 2021 Plan is 12,150,080. As of February 28, 2023, 3,152,924 restricted share units have been granted and outstanding, and options to purchase 2,271,767 ordinary shares have been granted, among which options to purchase a total of 1,702,372 ordinary shares are outstanding under the 2021 Plan.

We recorded share-based compensation expenses of nil, RMB454.6 million and RMB174.2 million (US$25.3 million) in 2020, 2021 and 2022, respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

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

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report that contains our management’s assessment of the effectiveness of our company’s internal control over financial reporting in our annual report. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting if relevant exemptions are not available to us.

In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2022, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” Our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, from late March to early June of 2022, in response to the outbreak of COVID-19 in Shanghai, strict COVID-19 prevention and control measures were implemented in the city. At the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December, which led to surges of cases in many cities during this time. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China, including many of the AHS offline stores. We have taken a series of measures in response to the outbreak. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

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

Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own in aggregate more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, store-and-forward and call centers) and any major foreign investor was required to have a record of good performance and operating experience in providing value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with relevant PRC laws and regulations, we conducted certain business activities through the former VIE, Shanghai Wanwuxinsheng. Shanghai Wanwuxinsheng was 72.3425% owned by Mr. Kerry Xuefeng Chen, our founder, chairman of the board of directors and chief executive officer, and 27.6575% owned by Mr. Wenjun Sun, our former director. Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun are PRC citizens. Shanghai Aihui entered into a series of contractual arrangements with the consolidated affiliated entities and their respective shareholders, which enabled us to:

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

Although we terminated the contractual arrangements with Shanghai Wangwuxinsheng and acquired all equity interests of Shanghai Wanwuxinsheng in April 2022, and terminated the contractual arrangements with Shenzhen Lvchuang in August 2021 and Shenzhen Lvchuang was disposed of to third parties, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the variable interest entity structure for our operations in China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the historical financial condition and results of operations of the consolidated affiliated entities, and our ability to consolidate the results of the consolidated affiliated entities into our consolidated financial statements for the periods prior to the unwinding of the variable interest entity structure. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the consolidated affiliated entities may be rendered ineffective, which could result in potential restatement of our financial statements. As a result, our shares and/or ADSs may decline in value or become worthless.

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the CAC published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. On December 28, 2021, the CAC and other PRC governmental authorities jointly issued the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information seeking listing on a stock exchange in a foreign country are subject to cybersecurity review. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. On February 17, 2023, the CSRC released several regulations regarding overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines and the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, collectively, the Overseas Listing Filing Rules, which took effect on March 31, 2023. The Overseas Listing Filing Rules establish new requirements and procedures, essentially filing procedures, for direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” According to the Overseas Listing Filing Rules, domestic enterprises like us that had completed overseas listings before March 31, 2023 are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but shall carry out filing procedures as required if we conduct refinancing or fall within other circumstances that require filing with the CSRC.

Considering that the Overseas Listing Filing Rules have just been promulgated, uncertainties exist as to how the new rules are going to be implemented and how certain terms and requirements are going to be interpreted, which needs to be further guided and clarified by the CSRC and other regulatory authorities. If we engage in activities set forth under the new rules and become obligated to do filings in the future, including but not limited to conducting follow-on offering, effecting a change of control, being investigated or punished by overseas securities regulatory authorities or relevant competent authorities, changing listing status, terminating the listing voluntarily or involuntarily, and changing our major business activities, given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the relevant new rules and requirements in a timely manner or at all. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce, or MOFCOM, be notified in advance of any change of control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned; (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law which became effective in 2008 and was last amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. In addition, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors that became effective in September 2011 and the Measures for the Security Review of Foreign Investment that became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM and the NDRC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In July 2014, the State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be filed with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE.

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

In February 2012, SAFE promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC—Regulations Relating to Stock Incentive Plans.”

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution—Regulations Relating to Stock Incentive Plans.”

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

Companies registered and operating in China are required to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees’ different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Certain of our subsidiaries in China did not make such registrations as those subsidiaries did not hire any employees. As a result, we may be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the consolidated affiliated entities. We may make loans to our PRC subsidiaries and the consolidated affiliated entities subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and medium or long-term loans by us to our PRC subsidiaries must be recorded and registered with the NDRC. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective from June 2015 and last amended in December 2019, in replacement of the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, the Supplementary Notice of the General Affairs Department of the State Administration of Foreign Exchange on Relevant Operating Issues Concerning Strengthening the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-Invested Enterprises, and the Notice of the State Administration of Foreign Exchange on Issues Concerning Launching in Some Areas the Pilot Program to Reform the Management Mode of Foreign Exchange Capital Settlement of Foreign-Invested Enterprises. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the consolidated affiliated entities or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the consolidated affiliated entities when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from financing activities and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-Resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, or the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the CAC published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. On December 28, 2021, the CAC and other PRC governmental authorities jointly issued the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information seeking listing on a stock exchange in a foreign country are subject to a cybersecurity review. On February 17, 2023, the CSRC released Overseas Listing Filing Rules, which were formally implemented on March 31, 2023. The Overseas Listing Filing Rules establish new requirements and procedures, essentially filing procedures, for direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” According to the Overseas Listing Filing Rules, domestic enterprises like us that had completed overseas listings before March 31, 2023 are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but shall carry out filing procedures as required if we conduct refinancing or fall within other circumstances that require filing with the CSRC.

Considering that the Overseas Listing Filing Rules have just been promulgated, there exist uncertainties about how to further refine and implement the requirements, which needs to be further guided and clarified by the CSRC and other regulatory authorities. If we have subsequent filing or reporting matters in the future, such as any follow-on offering, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or relevant competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the relevant new rules and requirements in a timely manner or at all. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

As of the date of this annual report, Mr. Kerry Xuefeng Chen, our founder, chairman and chief executive officer, beneficially owned all of our issued Class C ordinary shares. JD.com Development Limited beneficially owned all of our issued Class B ordinary shares. Due to the disparate voting powers associated with our triple classes of ordinary shares, Mr. Chen and JD.com Development Limited will have considerable influence over important corporate matters. As of February 28, 2023, Mr. Chen beneficially owned 42.9% of the aggregate voting power of our company, through C&XF Group Limited, a company wholly owned by Mr. Chen, whereas JD entities beneficially owned 36.0% of the aggregate voting power of our company. Therefore, Mr. Chen and JD.com Development Limited have considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

As of February 28, 2023, our executive officers, directors, and their affiliated entities together beneficially owned approximately 11.5% of our issued and outstanding ordinary shares on an as-converted basis. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

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

On December 28, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$100 million of our shares over a twelve-month period starting from December 28, 2021. On December 9, 2022, our board of directors has authorized an extension of the share repurchase program adopted on December 28, 2021 for another twelve-month period starting from December 28, 2022, with all other terms remain unchanged. Our board of directors has the discretion to further adjust the share repurchase or authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our listed securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our Class A ordinary shares and/or ADSs. Furthermore, share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

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
•
a matter to be voted on at the meeting would have a material adverse impact on shareholders; or the voting at the meeting is to be made on a show of hands.

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

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the former VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the former VIE and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any future taxable year. Assuming that we are the owner of the former VIE and its subsidiaries for U.S. federal income tax purposes, and, based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and do not anticipate becoming a PFIC for the current taxable year or the foreseeable future.

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

Item 4. Information on the Company

A. History and Development of the Company

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

B. Business Overview

We are a leading pre-owned consumer electronics transactions and services platform in China. We have created the infrastructure for pre-owned consumer electronics transactions and services by digitalizing and standardizing the industry, with a strong focus on mobile phones. We created the first inspection, grading and pricing processes that helped standardize the pre-owned consumer electronics industry. While core to our success is our ability to effectively source supply, our offerings today span the entire value chain for pre-owned consumer electronics. We were founded in 2011 as a consumer-oriented single service provider focused on efficiently sourcing electronic devices through AHS Recycle, China’s leading online and offline offering for recycle and trade-in services. We have since evolved to an integrated transactions and services platform through the addition of PJT Marketplace, China’s leading B2B marketplace for trading electronic products and services, in late 2017. We further extended our capabilities to retail consumers through Paipai Marketplace, a retail marketplace for pre-owned products of certified quality which we acquired from JD Group in 2019. Starting from 2019, we have been increasing our international presence as well. With these offerings, we have reinvented how consumers, small merchants, consumer electronics brands, e-commerce platforms and retailers sell and purchase pre-owned consumer electronics. Over time, we hope to empower more participants, both in China and the rest of the world, to partake in the pre-owned electronics circulation ecosystem.

Our platform digitally integrates every step of the value chain. We obtain supply of pre-owned consumer electronics, process devices for resale using proprietary inspection, grading, and pricing technologies in our operation centers, and distribute processed devices to a variety of purchasers. We transact with consumers and small merchants at both the supply and demand sides of the value chain, ensuring that a diversity of participants have access to our platform. Through end-to-end coverage of the value chain and supply and demand participation supported by our quality and pricing benchmarks, we believe we set the standard for the industry in China. Our platform is frequently used by consumers and small merchants throughout the country for quality ratings and listing prices of pre-owned products before transacting. We leverage an online and offline presence to extend the reach of our platform. As of December 31, 2022, we had 1,912 AHS stores and 8 Paipai Selection flagship stores throughout China.

Our Path of Evolution

Our business has evolved since our founding as follows:

•
2011 — 2017: In 2011, we started to procure pre-owned phones and other consumer electronics from consumers through AHS Recycle. We began developing our own quality standards and testing facilities for consumer electronics at the same time. In 2014, we expanded to offline channels by opening self-operated AHS stores offline in popular shopping malls. We later opened a series of AHS branded partner stores that are jointly-operated by our partners and us, which we refer to as AHS partner stores, in selected cities to further enhance our brand awareness, offline reach and service capabilities. In 2015, we started cooperating with e-commerce platforms such as JD.com, and consumer electronics brands such as Xiaomi, to attract their user traffic to our offline AHS stores for trade-in. The omni-channel trade-in network allowed us to quickly secure supply of consumer electronics, scale up our business and accumulate know-how in the inspection, grading and pricing of pre-owned consumer electronics. From 2011 to 2017, we sold pre-owned consumer electronics procured through AHS Recycle to small merchants.

•
Late 2017 — 2018: In late 2017, we launched Paijitang Marketplace, or PJT Marketplace, an online bidding platform where AHS Recycle and third-party sellers sell pre-owned consumer electronics to buyers, such as resellers, mom-and-pop stores and other small merchants. PJT Marketplace enables retailers and small merchants in the pre-owned consumer electronics transactions and services industry in China to transition online and complete transactions under our quality certification standards. Since the launch of PJT Marketplace, we have evolved from a proprietary trade-in service provider to an open platform transaction enabler, broadening our reach to a much larger total addressable market.
•
2019 and beyond: In 2019, we acquired Paipai, which we refer to as Paipai Marketplace, from JD Group. Paipai Marketplace allows us to further satisfy demand for consumer electronics by extending our core transactions and services competencies to retail purchasers. This meaningfully complements the supply of consumer electronics provided through AHS Recycle. The acquisition and integration of Paipai Marketplace created a closed loop as supply sourced from consumers was then sold back to consumers. In the same year, we also began to expand and establish presences outside of Mainland China to work with local carriers, merchants and retailers to collectively engage in global pre-owned consumer electronics procurement and distribution. We also began to expand our AHS store network, including automatic recycling kiosks, in lower-tier cities. Since April 2022, we started to pilot our consumer electronics repair and refurbishment operations with a view to further address consumers’ demand for premium pre-owned devices and to expand our profit margin. In June 2022, we introduced our multi-category recycling business to a selection of cities as we fortify AHS Recycle’s positioning as a trustworthy go-to destination for individuals to trade used luxury goods, gold and vintage liquor, among other high-value consumer goods, for cashback.

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
•
Paipai Marketplace is our B2C offering on which consumers can purchase various types of pre-owned products, primarily consumer electronics. We mainly provide platform services to third-party merchants under two models: the consignment model where we conduct device certification in our operation centers, and the POP model where the devices do not go through our operation center. We also sell devices sourced from AHS Recycle. We select high quality devices among those sourced from third-party merchants and AHS Recycle and sell them in our Paipai Selection (拍拍严选) flagship stores to attract more consumers. Under both models, we provide consumers on Paipai Marketplace with consistent high-quality customer services.

In addition, through AHS Device, our international portal, we sell pre-owned consumer electronics primarily sourced through mobile network operators and merchants in developed economies, to merchants and other distributors outside of China, primarily in Hong Kong, the Southeast Asia, Africa, Europe and the Middle East. In August 2022, we started to set up self-service recycling kiosks in Japan to meet the demand from underserved Japanese customers while expanding our sources of supply of used electronic products. These kiosks were placed at brick-and-mortar stores of a leading pre-owned product transactions operator in Japan.

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

We believe that city-level service integration strategy can effectively drive business growth from the supply side. By implementing such strategy, we can optimize team structure and personnel, improve resource allocation, and enhance the synergy between all three business offerings, further improving operational efficiency and our cost control. This new management matrix also enhances our management capabilities and sharpens our competitive edge. During the second quarter of 2022, we expanded the strategy at the national level and integrated our pilot cities and their surrounding regions into city clusters. As of December 31, 2022, we have launched this strategy in 36 city clusters in China.

Supply Side

AHS Recycle

We procure consumer electronic devices through AHS Recycle via online and offline channels.

Online channels

Our AHS Recycle online channels include our AHS Recycle mobile app, Weixin official account and mini program, our website, our e-commerce platform partners’ portals, and the online platforms of consumer electronics brands that we cooperate with. In 2022, approximately 74% of total GMV of pre-owned consumer electronics sourced by AHS Recycle were either delivered to offline AHS stores or picked up by AHS Recycle representatives physically, while approximately 26% were couriered directly to operation centers. The screenshots below demonstrate a selection of the variety of online portals where consumers can access our platform and services:

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

The screenshots below demonstrate the ease with which consumers can complete a trade-in transaction with our support, specifically on our partner JD.com:

1
Select Trade-in Option while Purchasing New Device
2
Provide Details on Conditions of Device to be Traded-in
One-stop Trade-in Services
Whether In-store or Pick-up
3
Receive Discount Quote and Select Delivery Option
4
Confirm Final Price and Place Order

1

Offline channels

We operate AHS stores offline in selected locations, including self-operated stores primarily in first- and second-tier cities, and jointly-operated partner stores primarily in lower-tier cities. There are two types of jointly operated partner stores: (i) standard stores, which have the same store design as self-operated stores, and (ii) shop-in-shop recycling storefronts. We strategically set up our AHS stores in highly desirable, densely populated locations with strong foot traffic, mostly in popular shopping malls. For our self-operated AHS stores, we lease the properties, employ the store clerks and take full control of the daily operations. For AHS partner stores, we provide training and intelligent operational systems to support in-store operating personnel and store management. As of December 31, 2022, we had 605 self-operated AHS stores, 530 jointly operated standard AHS stores and 777 shop-in-shop AHS stores in China.

We sell the vast majority of devices procured from offline AHS stores to third-party merchants via PJT Marketplace. Below is a photo of an AHS store in China:

Consumers are guided to offline AHS stores by our business partners, such as consumer electronics brands and JD.com, and our AHS online channels. Our AHS stores attract a large number of walk-in consumers, as they are located in areas with strong foot traffic, and also serve as convenient physical channels for devices delivery. In 2022, approximately 74% of total GMV of pre-owned consumer electronics sourced by AHS Recycle were either delivered to offline AHS stores or picked up by AHS Recycle representatives physically. A typical consumer’s journey in an offline AHS store is as follows:

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

We are able to leverage our AHS stores to ensure seamless transaction experiences and high-quality customer service. Our overall business growth also benefits from the increased brand presence and awareness raised by our network of AHS stores. As of December 31, 2020, 2021 and 2022, we had 731, 1,287 and 1,912 AHS stores, respectively, located in 171, 214 and 266 cities in China, respectively.

Other than AHS stores, we also operate Paipai Selection flagship stores offline. In addition to product sales, demonstration and warehousing, Paipai Selection flagship stores also incorporate live-streaming function for consumers to shop for quality-assured devices remotely. As of December 31, 2022, we had eight Paipai Selection flagship stores in China, as our retail touchpoints in commercial areas that offered premium quality pre-owned electronic devices.

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

For all devices distributed on PJT Marketplace in 2022, 61% were inspected in our operation centers, while the remainder were inspected by third-party merchants, both under our certification and grading standards. We provide suggested pricing for each device listed on PJT Marketplace, regardless of whether the device has been inspected in our own operation centers. We charge sellers on PJT Marketplace a commission, which comprises of seller service fees, logistics service fees, quality inspection fees and storage fees. Such commission typically ranges from 3% to 4% of the executed transaction price. As of December 31, 2022, there were over 215,000 third-party merchants registered as sellers on our PJT Marketplace.

Third-party merchants on Paipai Marketplace sell their products under two models: the consignment model where we conduct device certification in our operation centers, and the POP model where devices do not go through our operation center. Under the consignment model, we recommend a transaction price for the seller to consider, while under the POP model, the sellers have full control of the pricing under the POP model and take our pricing suggestions as references only. The pricing of similar devices at similar conditions sold under both models are usually similar. In 2022, the majority of products on Paipai Marketplace were sold under the POP model as we shift our strategic focus from the consignment model to direct retail sales. We charge the sellers on Paipai Marketplace a commission that typically ranges from 4% to 10% of the executed transaction price. We also operate our own flagship stores on Paipai Marketplace, where we typically sell our own goods and inspect and certify the devices in our operation centers.

Demand Side

Our GMV is generated from the goods distribution and services provided to merchants and consumers through transactions on our PJT Marketplace and Paipai Marketplace, as well as other channels. In 2022, among all devices transacted on our platform, 35% were distributed through Paipai Marketplace, while 56% were distributed through PJT Marketplace and the rest 9% were distributed through other channels.

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

We use a blind auction model to motivate more merchants to participate in PJT Marketplace. In a blind auction on PJT Marketplace, only the information of the device for sale is shown. Information of the seller and other bidders, and the bidding prices of other participating bidders are all hidden. We believe the blind auction model has significantly improved bidding efficiency. We notify the winning bidder and charge the purchaser a commission, typically ranging from 1% to 2% of the executed transaction price.

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

Our Operation Centers

As of December 31, 2022, we operated eight centralized operation centers, equipped with proprietary data-driven processing technologies, in Dongguan, Changzhou, Wuhan, Chengdu, Tianjin, Shenyang, Xi’an, and Hong Kong. Our centralized operation center in Changzhou is fully automated. It adopts automation in all key functions, from acceptance of delivery, inspection, warehousing to support functions, with 90% of these procedures automated. The automated device inspection technology is highly reliable, with an accuracy rate of over 99% in our Changzhou operation center. In October 2022, our centralized operation center in Dongguan completed automation upgrade. The automation efficiency, inspection accuracy and warehousing capacity of the operation center in Dongguan have been further enhanced compared with the automated operation center in Changzhou. As of December 31, 2022, we also operated 17 city-level operation stations as a supplement to these centralized operation centers to enhance services accessibility for our customers. As of December 31, 2022, we had a team of 390 personnel working in our centralized operation centers and city-level operation stations.

A substantial number of products sold on AHS Recycle, PJT Marketplace and Paipai Marketplace go through standard certification or inspection process that takes on average six hours at our operation centers. Our standard inspection examines 38 criteria and consists of three key steps: firstly, exterior inspection, such as scratch inspection; secondly, hardware inspection, such as Bluetooth inspection and touch screen inspection; and thirdly, interior inspection, such as water damage inspection. Upon completion of the inspection or certification, our system automatically generates a comprehensive, standardized report. Each report includes extensive information on the exterior, hardware and interior of the device. In 2022, approximately 61% of devices that were distributed on PJT Marketplace went through our proprietary inspection process in the operations centers, with the rest being inspected by third parties.

The advanced technologies and streamlined processes we apply in our operation centers enable us to standardize the industry. Our best-in-class inspection technologies and grading process allow us to categorize the inherently non-standardized pre-owned consumer electronics into standard grades that customers can rely on. The automation of our operation centers enhances the efficiency of our business operations by increasing processing capacity and reducing error rate and labor cost. Below are photos of our fully automated operation center in Changzhou and Dongguan.

Our Services

Offline customer service

As of December 31, 2022, there were 1,912 AHS stores in 266 cities across China. Our offline AHS stores serve as convenient access points for local walk-in consumers, which not only help us reach more consumers, but also increase our brand awareness.

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

Customers can seamlessly interact with us online and offline for their order fulfillment. When placing orders on AHS Recycle, customers may choose in-person delivery at an offline AHS store or door-to-door delivery to one of our operation centers. For bidding orders placed on PJT Marketplace, we deliver the devices from our operation stations to the buyers through third-party delivery service providers. For purchase orders placed on Paipai Marketplace, we primarily utilize the services of JD Logistics to make delivery.

Our International Business

We are expanding our pre-owned consumer electronics transactions and services overseas, primarily through AHS Device. We anticipate that international markets will benefit from our proprietary inspection, grading and pricing technologies, which will automate the entire transaction process and significantly save time and labor costs.

We source pre-owned consumer electronics for distribution outside of China primarily through mobile network operators and merchants in developed economies. Our pre-owned consumer electronics on our international portal also go through the standard inspection, grading and pricing process through our operation center in Hong Kong, and are then sold to other merchants internationally as well as consumers through other international e-commerce platforms, primarily in Hong Kong, the Southeast Asia, Africa, Europe and the Middle East.

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

In June 2019, JD Group invested in our company, which marked the beginning of our large-scale and in-depth cooperation with JD Group. In connection with the investment, JD Group merged its Paipai Marketplace second-hand business into ours, and entered into a five-year business cooperation agreement, as supplemented, or the BCA, with us covering cooperation in areas such as user traffic, marketing, research and development, commission sharing, supply chain and logistics, and customer service and after-sales services. Under the JD BCA, JD Group authorized us to operate and we agreed to provide platform services to its spare stock, which constitutes a complementary source of supply on PJT Marketplace and Paipai Marketplace. Under the JD BCA, JD Group agreed to a five-year non-compete commitment with respect to certain product categories. As part of our strategic partnership, JD Group offers us the access portals embedded in the JD mobile app, the JD.com website and JD’s Weixin mini-program, which channel us to the consumer traffic available on JD platforms.

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

Brand partners

We entered into business cooperation agreements with certain globally-recognized consumer electronics manufacturers, covering cooperation in areas such as user traffic, marketing and commission sharing, typically with a term of one to three years. Under these business cooperation agreements, our brand partners offer us prominent access points on their official websites, mobile apps and Weixin mini-programs to provide us with traffic support, in exchange for which we provide recycle and/or trade-in services to their customers. In late 2022, we formed a strategic partnership with a leading global mobile phone brand to provide recycle and trade-in services, which we expect will strengthen our capabilities in recycling supply chain and boost our recycling penetration rate in first- and second-tier cities.

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

In order to further strengthen our offline service capabilities, we place self-service recycling kiosks in selected brand stores. As of December 31, 2022, we had 1,981 self-service recycling kiosks in major phone retailers in Mainland China, 27 self-service recycling kiosks in Hong Kong and 7 self-service recycling kiosks in Japan to help brands and their authorized distribution channels process trade-ins. These kiosks are equipped with similar inspection technology as our DeviceHero boxes and leverage data from millions of transactions and thousands of phone models to inspect, grade and price devices. They are able to inspect and display a sale price for pre-owned devices within two minutes. The kiosks temporarily store the recycled devices before they are shipped downstream for further certification and distribution on PJT Marketplace.

Our Inspection, Grading and Pricing Technology

We inspect or certify most devices sourced from AHS Recycle and sold on PJT Marketplace and Paipai Marketplace. We have developed a comprehensive inspection and certification system covering hardware, exterior and interior inspection. We had a dedicated device inspection team consisting of 137 members as of December 31, 2022. As of December 31, 2022, we had obtained 73 patents in relation to consumer electronics inspection and certification. Our inspection capabilities are also recognized and trusted by both consumers and merchants. For example, as of December 31, 2022, we had licensed our DeviceHero proprietary inspection system to over 137,000 small merchants to facilitate their inspection of the functionality, battery life and other features of pre-owned consumer electronic devices.

Based on a substantial amount of data on devices and transactions, we have also developed a unified grading standard which comprises of 36 grading tiers. This grading standard has been recognized by all types of participants in the pre-owned consumer electronic devices industry, including retailers, small merchants and consumers.

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

Proprietary In-store Operations System

We develop and employ our own proprietary operations system, complemented by our strengths in big data analytics, within our in-store network to enhance our day-to-day operational decision-making. Our in-store operations system generates substantial data within our in-store network by observing consumer behavior and transaction preferences, which can be analyzed to optimize store management, standardize customer service offerings, and manage operational risks such as theft or malpractice. We also leverage our proprietary in-store operations system to help in strategic decision making, such as site selection for new store openings and renewal of agreements with partners of our jointly-operated stores.

Corporate Social Responsibility

Grounded on a sustainability-oriented recycle and reuse business, we review our business operations on the actions taken to environmental protection and the positive deeds done to our communities.

ESG reporting and assessment. In June 2022, we issued our second annual ESG report incorporating the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. This was based on our existing ESG capabilities and the guidance from our high-caliber ESG committee. In this report, we explored climate-change-related opportunities and challenges that we have been facing through the perspectives of governance, strategy, risk management, metrics and targets. We also included “product governance” and “corporate governance” in the portfolio of high materiality ESG issues, further addressing topics of interest to both internal and external stakeholders. In September 2022, Morningstar Sustainalytics assessed us to be at “Low Risk” of experiencing industry-specific material ESG factors. In particular, we attained “Negligible” ratings for our data privacy and security, business ethics, and environmental and social impact of products and services, all of which are key components of the assessment of material industry-specific ESG risks. We ranked the fourth in the Online and Direct Marketing Retail sector by Morningstar Sustainalytics in the global universe. This is a testament to our outstanding ESG risk management capabilities.

Environmental sustainability. Being environmentally-friendly is an integral part of our business. Our platform reduces electronic waste by increasing the life cycle of electronic devices. By distributing pre-owned devices to developing areas, we enable access to more affordable consumer electronics in those regions based on our advanced technologies. We also ensure that unwanted e-wastes are disposed of responsibly through the member organization of the Shanghai Resource Recycling Trade Association. In 2022, we measured our green-house gas emission reduction throughout 2021 with the assistance of MioTech. We leveraged the Circular Footprint Formula for the first time to disclose our contribution of 464,000 metric tons of green-house gas emission reductions through recycling and reusing pre-owned mobile phones in 2021. This measurement took carbon emission from many of our operational activities into consideration. From a long-term perspective, we are dedicated to prolonging the life cycle of ever more products so as to reduce carbon emissions while fulfilling consumers’ demand for high-quality electronic products, which is in line with the Chinese government’s guidance for developing a circular economy and seeking peak carbon emissions and carbon neutrality. We are aware of the environmental impacts related to our operations and is committed to building a sustainable market environment by managing our operations and influencing participants in the industrial chain, contributing to the path of accomplishing “carbon peaking and carbon neutrality” goals of China. To this end, we formulated ATRenew Inc. Environmental Policy, which took effect after being approved by the Company’s board of directors on November 21, 2022.

Socially good initiatives. We are committed to investing in social goods, from employee care to positive community impact through charitable donations. We ensure workplace safety through daily disinfection activities, social distancing policies during the recurrences of the COVID-19 pandemic, and continued training for our employees. In April, 2022, we responded swiftly to the recurrence of the COVID-19 epidemic in Shanghai. We took active anti-COVID actions to support our staff and local communities, including donations of nearly 80 metric tons of vegetables and groceries to various districts in Shanghai, a batch of pre-owned phones valued at RMB400,000 in total to Yangpu District as information collection devices in support of PCR tests, RMB200,000 in cash to purchase recyclable lunch boxes for Fudan University, and medical supplies worth of RMB115,000 such as protective gowns, gloves, and goggles to Tongji University. We also delivered two batches of daily necessities to employees working from home. In addition, we continued our investments in education inclusion in 2022 by donating 48 sets of pre-owned electronics education devices to 930 school children in rural areas in Jiangsu Province. On green lifestyle advocacy, we joined hands with a number of government departments, associations, Chinese domestic companies and multinational corporations to implement a series of recycling projects for recyclable resources, providing local communities with innovative environmental protection art experience, green recycling public welfare activities, and setting up benches using recycled materials. We also called on individuals to donate idle clothes to residents in underdeveloped regions as we practice in accordance with our mission “to give a second life to all idle goods.”

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

We have collected data that are related to our business, all with consent from owners of such information. We are committed to protecting the privacy and security of such data. We have established and implemented a strict platform-wide policy on data collection, processing and usage. Besides, we comply with security policies and measures established by JD Group in relation to our partnership with them on AHS Recycle and Paipai Marketplace.

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

Intellectual Properties

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2022, we had 120 patents registered. As of December 31, 2022, we also owned 452 registered trademarks, 88 registered copyrights (including 74 registered software copyrights) developed by us relating to various aspects of our operations, and 78 registered domain names, including atrenew.com, aihuishou.com and paijitang.com. In addition, JD Group is in the process of transferring the paipai.com domain name to us.

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

Branding and Marketing

We believe that our omni-channel business model, in its nature, can efficiently bring strong user traffic, and our high-quality services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. Our sales and marketing team, consisting of 223 personnel as of December 31, 2022, is dedicated to implementing our multi-channel marketing strategy both online and offline.

To build our brand awareness, we utilize market advertising, especially in locations with high population density such as subway stations. In recent years, we have also expanded our marketing efforts into emerging channels, such as live streaming and short-video platforms. For example, we place ads in highly popular media content and collaborate with social media influencers on leading live-streaming platforms. Further, we leverage social media campaigns to raise our brand awareness, promote our marketplaces and the products sold thereon.

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

Insurance

We provide social security insurance for our employees as required by PRC law. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Regulation

We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section sets out a summary of the major relevant laws, regulations, rules and policies which may have material impact on our business and operations.

Regulations Relating to the Circulation of Pre-owned Electronics

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

Regulations Relating to Foreign Investment

The Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalog of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Management Measures for the Entry of Foreign Investment (Negative List) (2021 version), or the 2021 Negative List, as promulgated on December 27, 2021 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and became effective on January 1, 2022, and the Encouraged Industry Catalog for Foreign Investment (2022 version), as promulgated by the NDRC and the MOFCOM on October 26, 2022 and became effective on January 1, 2023. Industries not listed in these two catalogs are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. According to the 2021 Negative List, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

On March 15, 2019, the NPC promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may maintain their original organization form and structure within five years after the implementation of the Foreign Investment Law. The Foreign Investment Law mainly provides for four forms of foreign investments: (a) establishment of a foreign invested enterprise within PRC by a foreign investor, individually or collectively with other investors; (b) acquisition of shares or equity interests in, asset interests of, or other like rights and interests of an enterprise within PRC by a foreign investor; (c) investments in a new project within the PRC by a foreign investor, individually or collectively with other investors, and (d) foreign investors’ investments in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not address the concept and regulatory regime of VIE structures and uncertainties remain in relation to its interpretation and implementation.

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

In order to facilitate the implementation of the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law, the MOFCOM and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No. 62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by MOFCOM on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SAMR on December 28, 2019 further refine the related rules.

Regulations on Value-Added Telecommunications Services

The Telecommunications Regulations of the PRC, or the Telecom Regulations, promulgated on September 25, 2000 and last amended on February 6, 2016, are the primary PRC regulations governing telecommunications services, which set out the general framework for the provision of telecommunications services within the PRC. The Telecom Regulations require that telecommunications service providers shall obtain licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, most recently amended by the MIIT on June 6, 2019, and issued as an attachment to the Telecom Regulations, identifies internet information services and online data processing and transaction processing as value-added telecommunications services. Based on the specific type of value-added telecommunications services permitted to be carried out, the license for value-added telecommunications services, or the VATs License, can be further categorized, among others, the VATs License for online data processing and transaction processing, or the EDI License.

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001, most recently amended on March 29, 2022. The FITE Regulation provides that the foreign party investing in a foreign-invested telecommunications enterprise, or the FITE, engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE, except as otherwise stipulated by the state. The FITE must apply for VATs License to operate value-added telecommunications services from the Ministry of Industry and Information Technology, or the MIIT. According to the 2021 Negative List, foreign equity ownership in any value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center; which means the foreign equity ownership of operators of such services can be up to 100%).

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

On January 6, 2017, the SAIC promulgated Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and was later amended on October 23, 2020. According to such measures, customers are entitled to return goods without reason, except for customized goods, fresh and perishable goods, audio-visual products, computer software and other digital products which are downloaded online or whose packages have been opened by consumers, and delivered newspapers or periodicals, and such other merchandize which is, as confirmed by the consumer at the time of purchase, not fit for the return policy by nature. Where the goods returned are intact, the online seller shall refund to the consumer the payments made for the goods within seven days upon receipt thereof.

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which took effect on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the e-commerce business operators and the possible legal consequences if e-commerce business operators are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, the e-commerce business operators shall disclose information about goods or services provided comprehensively, truthfully, accurately and promptly in order to protect the consumers’ rights to know and rights to choose. The e-commerce business operators shall not fabricate transactions or users’ comments to conduct false or misleading business promotions so as to defraud or mislead consumers. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

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

Regulations Relating to Franchising Operations

The Administrative Regulations on Commercial Franchise Operations, or the Franchising Regulations, was promulgated by the State Council on February 6, 2007, effective from May 1, 2007, under which a franchisor shall have a well-established operation model, be able to provide the franchisee with long-term management guidance, technical support, business training and other services, and have at least two direct sales stores and have undertaken the business for more than a year. A franchisor shall, within 15 days of its first franchising contract signing, file with the competent commerce authority accordingly.

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

Regulations Relating to Advertising

In 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, which was recently amended on April 29, 2021 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

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

Regulations Relating to Foreign Trade

On November 7, 2016, the Foreign Trade Law of the PRC was promulgated by the SCNPC, which came into effect on the same day. The Foreign Trade Law provides that a foreign trade dealer engaged in import or export of goods or technologies shall register with the authority responsible for foreign trade under the State Council of the PRC or its authorized entities. The PRC customs authority shall not process the declaration and clearance procedures for the imported or exported goods where a foreign trade dealer fails to register as required. On December 30, 2022, the SCNPC promulgated the Decision on Amending the Foreign Trade Law of the PRC, effective on the date of the promulgation, which removes the registration requirements for a foreign trade dealer engaging in import or export of goods or technologies under the Foreign Trade Law of the PRC, which means that a foreign trade dealer engaging in import or export of goods does not need to register with the Foreign Trade Department of the State Council or its authorized entities since December 30, 2022.

Regulation Relating to Anti-Monopoly

On August 30, 2007, the SCNPC adopted the PRC Anti-Monopoly Law, which was recently amended on June 24, 2022 and became effective on August 1, 2022, providing the regulatory framework for the PRC anti-monopoly. Under the PRC Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

Pursuant to the PRC Anti-Monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities.

Pursuant to the PRC Anti-Monopoly Law and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the SAMR), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. Where, although a concentration of undertakings does not reach the threshold, there is evidence proving that the concentration has or may have effect of eliminating or restricting competition, the State Council may require the undertakings to file a prior notification. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. If business operators fail to comply with the PRC Anti-Monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines. Furthermore, business operators may be subject to criminal liability in the case of serious violation.

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

Patents

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 with the currently effective version took effect from June 1, 2021, and the Implementation Rules of the PRC Patent Law, which was promulgated by the State Council in June 2001 and last amended in January 2010, there are three types of patents in the PRC: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the PRC Patent Law, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the National Intellectual Property Administration for confidentiality examination.

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

Trade Secrets

According to the PRC Anti-Unfair Competition Law, which was promulgated by the SCNPC in September 1993 and last amended in April 2019, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

On November 22, 2022, the SAMR released the PRC Anti-Unfair Competition Law (Draft for Comments) which proposes to increase the fine. Business operators and other natural persons, legal persons and unincorporated organizations which infringe upon trade secrets in violation of the provisions hereof, shall be ordered by the government authorities to cease the illegal activities, surrender the illegal income and pay a fine of between RMB100,000 to RMB1 million (or where the circumstances are serious, between RMB1 million to RMB5 million).

Regulations Relating to Environment Protection

Pursuant to the PRC Environmental Protection Law promulgated by the SCNPC, in December 1989, last amended in April 2014 and effective in January 2015, any entity which discharges or will discharge pollutants during its course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. According to the provisions of the PRC Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters.

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

Pursuant to the PRC Environment Impact Assessment Law, which was promulgated in October 2002 and most recently amended in December 2018, the PRC implements a classification-based management on the environmental impact assessment of construction projects according to the impact of the construction projects on the environment. Construction units, which fall within corresponding classified administration catalog, shall prepare an Environmental Impact Report or an Environmental Impact Statement, or fill out the Environmental Impact Registration Form.

Pursuant to the Regulations on Urban Drainage and Sewage Disposal, which was promulgated in October 2013 and came into effect in January 2014, and the Measures for the Administration of Permits for the Discharge of Urban Sewage into the Drainage Network, which was promulgated in January 2015, amended on December 1, 2022 and became effective on February 1, 2023, drainage entities covered by urban drainage facilities shall discharge sewage into urban drainage facilities in accordance with the relevant provisions of the state. Where a drainage entity needs to discharge sewage into urban drainage facilities, it shall apply for a drainage license in accordance with the provisions of these Measures. The drainage entity that has not obtained the drainage license shall not discharge sewage into urban drainage facilities.

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

According to the Circular of the State Administration of Foreign Exchange, on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix promulgated in November 2012 and amended in May 2015, October 2018 and December 2019 by the SAFE, (1) the opening of and payment into foreign exchange accounts under direct investment accounts are no longer subject to approval by the SAFE; (2) reinvestment with legal income of foreign investors in China is no longer subject to approval by SAFE; (3) the procedures for capital verification and confirmation that foreign-funded enterprises need to go through are simplified; (4) purchase and external payment of foreign exchange under direct investment accounts are no longer subject to approval by SAFE; (5) domestic transfer of foreign exchange under direct investment account is no longer subject to approval by SAFE; and (6) the administration over the conversion of foreign exchange capital of foreign-invested enterprises is improved. Later, the SAFE promulgated the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment in February 2015, which was further amended in December 2019 and prescribed that the bank instead of the SAFE can directly handle the foreign exchange registration and approval under foreign direct investment while the SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the bank.

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

Regulations Relating to Labor

Labor Law and Labor Contract Law

The Labor Law of the PRC and its implementation rules provide that enterprises and institutions must establish and improve work safety and health system, strictly enforce national regulations and standards on work safety and health, and carry out work safety and health education for workers. Working safety and health facilities shall meet national standard. Enterprises and institutions shall provide workers with working safety and health conditions meeting national rules and standards on labor protection.

The Labor Contract Law of the PRC and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the one month anniversary of the commencement date of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationship is terminated. According to the Labor Contract Law, if an employer requires the employees to work overtime, it shall pay the worker legally required working overtime salaries. When the employer fails to pay the relevant working overtime salary, it will be ordered to pay compensation to the employees at amount based on the actual working overtime salary that has not been duly paid.

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

Social Insurance and Housing Provident Funds

According to the Social Insurance Law of PRC, which was promulgated by the SCNPC in October 2010 and last amended in December 2018, and the Interim Regulations on the Collection and Payment of Social Security Funds, which was promulgated by the State Council in January 1999 and amended in March 2019, and the Regulations on the Administration of Housing Provident Funds, which was promulgated by the State Council in April 1999 and last amended March 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and to housing provident funds. Any employer who fails to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Regulations Relating to Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law, or the EIT Law, promulgated by the NPC in March 2007 and last amended in December 2018, and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both domestic enterprises and foreign-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Besides enterprises established within the PRC, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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

In 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security

On July 1, 2015, the SCNPC promulgated the PRC National Security Law, which came into effect on the same day. The PRC National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC.

In November 2016, the SCNPC promulgated the PRC Cyber Security Law, which took effect on June 1, 2017. In accordance with the PRC Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal or criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

On May 28, 2020, the NPC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

On June 10, 2021, the SCNPC published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Core data, i.e. data concerning national security, the lifelines of national economy, important aspects of people’s lives, and major public interests, shall be subject to stricter management system. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provides that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulation, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed by the relevant regulatory authority about the final determination as to whether they are categorized as “critical information infrastructure operators.”

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The PRC Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of the PRC, for the purpose of providing products or services to natural persons located within China, for analyzing or evaluating the behaviors of individuals located within China, or for other circumstances as prescribed by laws and administrative regulations. The PRC Personal Information Protection Law provides a personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. The PRC Personal Information Protection Law also contains certain specific provisions with respect to the obligations of a personal information processor and imposes further obligations on a personal information processor that provides for basic internet platform services, has large number of users, or has complicated business activities. These obligations include, without limitation, formulation of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly.

Furthermore, the PRC Personal Information Protection Law stipulates the rules for cross-border transfer of personal information. Any cross-border transfer of personal information is subject to the condition that it is necessary to provide the personal information to a recipient outside the territory of the PRC due to any business need or any other need, as well as the satisfaction of at least one of the following conditions: (i) where a security assessment organized by the national cyberspace administration has been passed; (ii) where a certification of personal information protection has been passed from a professional institution in accordance with the provisions issued by the national cyberspace administration; (iii) where a standard contract formulated by the national cyberspace administration has been entered into with the overseas recipient; or (iv) any other condition prescribed by laws, administrative regulations or any other requirements by the national cyberspace administration. Critical information infrastructure operators and personal information processors that have processed personal information in an amount reaching a threshold prescribed by the national cyberspace administration, must store in the territory of the PRC the personal information collected or generated within the territory of the PRC. If it is necessary to provide such information to an overseas recipient, a security assessment organized by the national cyberspace administration must be passed.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which took effect on September 1, 2022 and aims to establish a continuous assessment and monitoring mechanism with respect to cross-border data transfers. The Security Assessment Measures requires that any data processor providing personal information and important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Security Assessment Measures provides five circumstances, under any of which data processors shall apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances where a security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration. Prior to applying for security assessment, a data processor shall conduct self-assessment on the risks of cross-border data transfers, with an emphasis on the following matters: (i) the legality, legitimacy and necessity of the purpose, scope and method of cross-border data transfers and data processing of the overseas recipient; (ii) the scale, scope, type and sensitivity of the data to be provided cross-border, and the risks to national security, public interests or the legitimate rights and interests of individuals or organizations caused by cross-border data transfers; (iii) the responsibilities and obligations that the overseas recipient promises to undertake, and whether the overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations could guarantee the security of the data; (iv) risks of the data to be tampered with, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after cross-border data transfers, and whether the channel for the maintenance of personal information rights and interests is unobstructed; (v) whether the relevant contracts on the data to be concluded with the overseas recipient or other legally binding documents have fully agreed on the responsibilities and obligations to protect the data security; and (vi) other matters that may affect the security of cross-border data transfers. The result of a security assessment of cross-border data transfer would be valid for two years, commencing from the date when the result is issued, and the data processor shall re-apply for an assessment if certain circumstances occur within the period of validity or 60 business days prior to the expiration of the period of validity. For cross-border data transfers that have been carried out before the effectiveness of the Security Assessment Measures, if not in compliance with these measures, rectification shall be completed within six months from the effectiveness of the Security Assessment Measures.

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

On December 8, 2022, the MIIT published the Data Security Management Measures in the Field of Industry and Information Technology (for Trial Implementation), or the Data Security Measures in the IT Field, which took effect on January 1, 2023. The Data Security Measures in the IT Field requires the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring. The Data Security Measures in the IT Field provides that all businesses which handle industrial and telecoms data in mainland China are required to categorize such information into “general,” “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and information technology shall include industrial data, telecoms data, etc. “Industrial data” refers to data produced and collected in the course of research and development design, manufacturing, operation and management, operating and maintenance, and platform operation in various sectors and fields of industry. “Telecoms data” refers to the data generated and collected in the course of telecommunications business operations. For different categories of data, the Data Security Measures in the IT Field prescribes different requirements in terms of security management and protection in terms of data collection, storage, processing, transmission, provision, publication, destruction, exit, transfer, entrusted processing, etc. For general data, the data processors shall establish a life-cycle safety management system, assign management personnel, reasonably determine operation authority, formulate emergency plans, conduct emergency drills, conduct education and training, and keep log records.

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

On February 17, 2023, the CSRC released several regulations regarding the offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines and the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, collectively, the Overseas Listing Filing Rules, which took effect on March 31, 2023. The Overseas Listing Filing Rules comprehensively reform the former regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC, among others, (i) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the relevant domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 to RMB5 million. The controlling shareholders or actual controllers of the domestic company organize or instigate the relevant illegal acts, or conceals relevant matters resulting in the illegal acts, may be fined between RMB1 million to RMB10 million. According to the Overseas Listing Filing Rules, domestic enterprises that had completed overseas listings before March 31, 2023 are not required to file with the CSRC immediately, but shall carry out filing procedures as required if they conduct refinancing or fall within other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC and several other administrations jointly released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. The Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.

C. Organizational Structure

The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report:

Historical Contractual Arrangements

During the fiscal year covered by this annual report, we had variable interest entity structure during the period from January 1, 2022 to the completely unwinding of the variable interest entity structure in April 2022. The variable interest entity structure was established through a series of contractual arrangements between Shanghai Aihui, Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng. Before the completely unwinding of the variable interest entity structure in April 2022, the contractual arrangements allowed us to (i) exercise effective control over Shanghai Wanwuxinsheng and its subsidiaries, (ii) receive all economic benefits of Shanghai Wanwuxinsheng; and (iii) have an exclusive option to purchase all of the equity interests in Shanghai Wanwuxinsheng when and to the extent permitted by PRC laws and regulations.

During the period from January 1, 2022 to the completely unwinding of the variable interest entity structure in April 2022, revenues contributed by Shanghai Wanwuxinsheng accounted for 21.0% of our total revenues for the year ended December 31, 2022. Prior to unwinding the variable interest entity structure, the consolidated affiliated entities and their subsidiaries were consolidated for accounting purposes.

D. Property, Plant and Equipment

Our headquarters are located in Shanghai, where we leased an aggregate area of over 12,704 square meters as of December 31, 2022 for office space. As of December 31, 2022, we had eight operation centers with an aggregate floor area of approximately 37,237 square meters across Mainland China and Hong Kong.

Our servers are hosted in Shanghai, China. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

As of December 31, 2022, we leased properties for all of our 605 directly operated offline AHS stores across 29 cities in China.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

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

A. Operating Results

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

Our platform digitally integrates every step of the pre-owned consumer electronics value chain. We obtain supply of pre-owned consumer electronics, process pre-owned consumer electronics for resale using our proprietary inspection, grading, and pricing technologies in our centralized operations centers, and distribute the processed electronics to a variety of purchasers. We transact with consumers and small merchants at both the supply and demand sides of the value chain, ensuring that a diverse range of participants have access to our platform. Our end-to-end coverage of the value chain and diverse supply and demand combine with our quality and pricing benchmarks to standardize the industry in China.

We generate revenue from the sale of phones and other consumer electronics goods through our platform. We also charge commission fees to third-party merchants for participating in our online marketplace. Our net revenue increased by 60.1% from RMB4,858.2 million in 2020 to RMB7,780.3 million in 2021, and further by 26.9% to RMB9,869.4 million in 2022. Our loss from operations was RMB458.8 million, RMB895.1 million and RMB2,623.7 million (US$380.4 million) in 2020, 2021 and the 2022, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our ability to increase the number of consumer products transacted

The number of consumer products transacted is one of the main drivers for our GMV, which affects our revenue. We believe we capture unparalleled supply and demand for pre-owned consumer electronics.

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

We source supply from our website, mobile app, mobile mini programs, AHS stores and self-service kiosks with broad coverage from top-tier to lower-tier cities. The omni-channel procurement network allows us to quickly secure supply of consumer electronics and scale up our business. In 2022, we had 32.0 million consumer products transacted. Our leading sourcing network together with our in depth know-how of the industry bring more demand to us.

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

We sell our own inventory with a markup irrespective of conditions of the device, thanks to our advanced pricing mechanism that sets the industry standard. Since April 2022, we have started to pilot our consumer electronics repair and refurbishment operations, under which we sell pre-owned electronic devices with renewed components. We will continue to expand this refurbishment services at a larger scale, which we believe will enable us to capture extra gross margin along the value chain. We also improve monetization from our AHS stores by providing more complementary services such as instant repair and insurance.

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

Automation reduces manual processes in our operation centers, hence reducing the cost of running these centers. We have developed a proprietary automated inspection, grading and pricing system utilized by our operation centers. Our operation centers are able to assign quality grading to pre-owned devices on scale significantly faster and cheaper than manual inspection. As a result, we achieve superior efficiency and accuracy for our inspection, grading and pricing process. As of December 31, 2022, we operated eight centralized operation centers, including one fully automated center in Changzhou, and one advanced automated center in Dongguan, and 17 city-level operation stations equipped with proprietary data-driven processing technologies.

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

Key Operating Metrics

We evaluate the number of devices transacted as key metrics affecting our results of operations.

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

	For the Years Ended December 31,
	2020	2021	2022
Number of consumer products transacted (in million)	23.6	31.2	32.0

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

In 2022, we faced unprecedented challenges to our operations in the most complex external environment since the initial outbreak of the COVID-19 pandemic at the beginning of 2020. The cities where we operate most of our self-operated recycling business, including Shanghai and Beijing, were adversely affected by the pandemic, especially in Shanghai as the city undertook very strict COVID-19 control measures during the period from late March to early June in 2022. During this period of time, employees at our Shanghai headquarters worked from home and our offline stores suspended the operations or implemented strict COVID-19 prevention measures, which negatively affected our operating results in the second quarter of 2022. The control measures also resulted in interruptions in door-to-door recycling and logistics. In addition, third-party merchants on our platform also faced operational difficulties due to the pandemic and the relatively weak consumer confidence in electronic products. As China began to adjusted its COVID-19 prevention and control measures at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time, which caused disruption to our operations to a certain extent.

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

Key Components of Results of Operations

Net revenues

We generate net revenues from product sales and services we provide through our online marketplaces, including PJT Marketplace and Paipai Marketplace, and other channels we operate. The following table sets forth the breakdown of our net revenues by amounts and percentages of net revenues for the periods presented:

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Net product revenues	4,244,023	87.4	6,654,893	85.5	8,676,672	1,257,999	87.9
Net service revenues	614,176	12.6	1,125,382	14.5	1,192,752	172,933	12.1
Total net revenues	4,858,199	100.0	7,780,275	100.0	9,869,424	1,430,932	100.0

Net product revenues. We generate revenues from our sale of phones and other consumer electronics goods through our PJT Marketplace, Paipai Marketplace, offline AHS Stores and other channels we operate. We procure pre-owned phones and other consumer electronics from consumers, small merchants, consumer electronic brands, e-commerce platforms and retailers through our online and offline channels. We then process the pre-owned consumer electronics using our proprietary inspection, grading, and pricing technologies and sell them at a higher price suggested by our pricing mechanism. We also give our buyers the option to trade in their pre-owned devices for new ones.

Net service revenues. We charge commission fees to merchants and/or customers for transacting in our online marketplaces. For PJT Marketplace, we charge both the merchants and buyers a commission fee that ranges from a total of approximately 4% to 6% of the executed transaction price. The commission fee charged to the merchants is determined as a percentage based on the executed transaction price, and the commission fee charged to buyers is determined as a negotiated tiered amount. For Paipai Marketplace, commission fees are charged to merchants only, determined as a percentage based on the executed transaction price. For certain merchants who sell products on our online marketplaces, we enter into contractual agreements with these merchants for a fixed monthly marketplace management fee in addition to the commission fees charged for each transaction.

We expect both our net product revenues and our net service revenues to continue to increase in the foreseeable future as we continue to rapidly expand our business.

Operating Expenses

Our operating expenses primarily consist of merchandise costs, fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology and content expenses and goodwill impairment loss. The following table sets forth the breakdown of our operating costs and expenses, in amounts and as percentages of total net revenues for each of the periods presented:

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
		(in thousands, except for percentages)
Operating costs and expenses
Merchandise costs	3,610,434	74.3	5,735,393	73.7	7,596,613	1,101,405	77.0
Fulfillment expenses	666,317	13.7	1,062,066	13.7	1,123,495	162,891	11.4
Selling and marketing expenses	740,542	15.2	1,206,649	15.5	1,536,052	222,707	15.6
General and administrative expenses	177,542	3.7	433,629	5.6	230,421	33,408	2.3
Technology and content expenses	151,536	3.1	264,560	3.4	227,812	33,030	2.3
Goodwill impairment loss	—	—	—	—	1,819,926	263,864	18.4
Total operating costs and expenses	5,346,371	110.0	8,702,297	111.9	12,534,319	1,817,305	127.0

Merchandise costs

Merchandise costs primarily consist of cost of acquired products mainly through AHS Recycle and inbound shipping charges for our product sales. We expect our merchandise costs to continue to grow in line with growth in revenue from product sales.

Fulfillment expenses

Fulfillment expenses consist primarily of expenses incurred in operating our platform, centralized operation centers, operation stations, offline AHS stores and warehousing operations, such as personnel expenses attributable to purchasing, receiving, inspecting and grading, packaging and preparing customer orders for shipment, as well as outbound shipping charges.

Selling and marketing expenses

Selling and marketing expenses consist primarily of amortization and impairment loss of intangible assets and deferred cost in relation to the acquisition of Paipai Marketplace and the business cooperation agreement with Kuaishou, platform promotion expenses, channel commissions, advertising expenses, and payroll and related expenses for personnel involved in marketing and business development activities.

The amortization of intangible assets primarily represents amortization of the business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai Marketplace and business cooperation agreement with Kuaishou. We recorded such amortization expenses of intangible assets and deferred cost of RMB308.8 million, RMB330.8 million and RMB352.7 million (US$51.1 million) in 2020, 2021 and 2022, respectively. The impairment loss of intangible assets and deferred cost amount to nil, nil and RMB 271.1 million (US$39.3 million) in 2020, 2021 and 2022, respectively.

We offer incentives such as promotion coupons to consumers on Paipai Marketplace, and such incentive expenses are recorded as selling and marketing expenses because they serve to promote our Paipai Marketplace. Such incentive expenses amounted to RMB61.4 million, RMB163.2 million and RMB106.1 million (US$15.4 million) in 2020, 2021 and 2022, respectively. As the amounts of consumer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of future trend. Channel commissions consist of commission paid to sales channel providers and collection channel providers, and amounted to RMB143.4 million, RMB190.6 million and RMB223.4 million (US$32.4 million) in 2020, 2021 and 2022, respectively.

General and administrative expenses

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

Technology and content expenses

Technology and content expenses consist primarily of payroll and related expenses for technology and content employees involved in designing, developing and maintaining technology platform, and improving artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include equipment depreciation, data center costs and amortization and impairment of platform arising from acquisition of Paipai Marketplace. We expect our technology and content expenses to continue to increase as we plan to invest more resources to technology and innovation.

Goodwill impairment loss

Goodwill impairment loss primarily consists of impairment of goodwill arising from the acquisition of Paipai. Considering the outbreak of COVID-19 pandemic and changes in the market conditions, we performed quantitative impairment tests on the goodwill, and recognized an impairment loss of RMB 1,819.9 million in 2022.

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

The EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by “resident enterprises” to “non-resident enterprises” after January 1, 2008. In addition, under the relevant tax arrangements between Mainland China and Hong Kong, if a foreign investor is a Hong Kong resident enterprise and such foreign investor is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in such “resident enterprises”, or 10%, if the investor holds less than 25% in such “resident enterprises”. We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2019, 2020, 2021, and 2022.

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

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Net revenues
Net product revenues	4,244,023	87.4	6,654,893	85.5	8,676,672	1,257,999	87.9
Net service revenues	614,176	12.6	1,125,382	14.5	1,192,752	172,933	12.1
Total net revenues	4,858,199	100.0	7,780,275	100.0	9,869,424	1,430,932	100.0
Operating expenses
Merchandise costs	(3,610,434)	(74.3)	(5,735,393)	(73.7)	(7,596,613)	(1,101,405)	(77.0)
Fulfillment expenses	(666,317)	(13.7)	(1,062,066)	(13.7)	(1,123,495)	(162,891)	(11.4)
Selling and marketing expenses	(740,542)	(15.2)	(1,206,649)	(15.5)	(1,536,052)	(222,707)	(15.6)
General and administrative expenses	(177,542)	(3.7)	(433,629)	(5.6)	(230,421)	(33,408)	(2.3)
Technology and content expenses	(151,536)	(3.1)	(264,560)	(3.4)	(227,812)	(33,030)	(2.3)
Goodwill impairment loss	—	—	—	—	(1,819,926)	(263,864)	(18.4)
Other operating income, net	29,395	0.6	26,950	0.3	41,238	5,979	0.4
Loss from operations	(458,777)	(9.4)	(895,072)	(11.6)	(2,623,657)	(380,394)	(26.6)
Interest expense	(21,090)	(0.4)	(16,778)	(0.2)	(6,163)	(894)	(0.1)
Interest income	9,321	0.2	8,370	0.1	17,780	2,578	0.2
Other (loss) income, net	(39,866)	(0.8)	(50,367)	(0.6)	38,791	5,624	0.4
Loss before income taxes	(510,412)	(10.4)	(953,847)	(12.3)	(2,573,249)	(373,086)	(26.1)
Income tax benefits	47,320	1.0	143,863	1.8	111,783	16,207	1.1
Share of loss in equity method investments	(7,526)	(0.2)	(6,563)	(0.1)	(6,471)	(938)	(0.1)
Net loss	(470,618)	(9.6)	(816,547)	(10.6)	(2,467,937)	(357,817)	(25.1)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues

Our net revenues, which consisted of net product revenues and net service revenues, increased by 26.9% from RMB7,780.3 million in 2021 to RMB9,869.4 million (US$1,430.9 million) in 2022. This increase was primarily due to an increase of RMB2,021.8 million in our net product revenues and an increase of RMB67.4 million in our net service revenues.

The number of consumer products transacted increased by 2.6% from 31.2 million in 2021 to 32.0 million in 2022.

•
Net product revenues. Our net product revenues increased by 30.4% from RMB6,654.9 million in 2021 to RMB8,676.7 million (US$1,258.0 million) in 2022. This increase was attributable to an increase in the sourcing volume for ample quality product listings and the corresponding sales of pre-owned consumer electronics through our offline channels, Paipai Marketplace and overseas offline channels, which has leveraged our average transaction price.
•
Net service revenues. Our net service revenues increased by 6.0% from RMB1,125.4 million in 2021 to RMB1,192.8 million (US$172.9 million) in 2022. This increase was attributable to the increase in transaction volume and monetization capability of PJT Marketplace.

Merchandise costs

Our merchandise costs increased by 32.5% from RMB5,735.4 million in 2021 to RMB7,596.6 million (US$1,101.4 million) in 2022, primarily attributable to the growth in product sales.

Fulfillment expenses

Our fulfillment expenses increased by 5.8% from RMB1,062.1 million in 2021 to RMB1,123.5 million (US$162.9 million) in 2022, which was primarily attributable to (i) an increase in personnel related expenses and outsourced service expenses from RMB533.9 million in 2021 to RMB563.0 million (US$81.6 million) in 2022 due to the growth of our business; (ii) an increase in operation center related expenses from RMB232.9 million in 2021 to RMB247.8 million (US$36 million), which is in line with the increase in our net revenue; (iii) an increase of depreciation and amortization expenses from RMB18.7 million in 2021 to RMB33.5 million (US$4.9 million) in relation to the decoration expenditures on self-operated AHS stores; and (iv) an increase in expenses in relation to the upgrade of technology server from RMB21.4 million in 2021 to RMB35.3 million (US$5.1 million) in 2022, which were partially offset by a decrease in share-based compensation expenses from RMB59.6 million in 2021 to RMB44.1 million (US$6.4 million) in 2022 as we recognized more expenses resulting from share-based awards granted with an IPO condition in the second quarter of 2021.

Selling and marketing expenses

Our selling and marketing expenses increased by 27.3% from RMB1,206.6 million in 2021 to RMB1,536.1 million (US$222.7 million) in 2022, primarily attributable to (i) the recognition of impairment loss on intangible assets related to brand names, non-compete commitment, and technology or platform and deferred cost related to advertising resources for promotion purposes of RMB271.1 million in fourth quarter of 2022; and (ii) an increase in personnel related expenses and outsourced service expenses from RMB149.7 million in 2021 to RMB214.0 million (US$31.0 million) in 2022 in connection with our growing business. This was partially offset by (i) a decrease in sales promotion and coupon expenses from RMB468.5 million in 2021 to RMB406.8 million (US$59.0 million) in 2022 due to improved promotional efficiencies; and (ii) a decrease in sales commissions paid to JD Group in connection with traffic acquisition and sourcing of pre-owned devices from RMB149.0 million in 2021 to RMB144.2 million (US$20.9 million) in 2022.

General and administrative expenses

Our general and administrative expenses decreased by 46.9% from RMB433.6 million in 2021 to RMB230.4 million (US$33.4 million) in 2022, which was mainly due to a decrease in the recognition of share-based compensation expenses from RMB220.3 million in 2021 to RMB67.6 million (US$9.8 million) in 2022 in connection with the restricted share units and options granted to the management with an IPO condition and the recognition of share-based compensation expenses from RMB96.6 million in 2021 to RMB4.7 million (US$0.7 million) in 2022 resulting from options granted to employees.

Technology and content expenses

Our technology and content expenses decreased by 13.9% from RMB264.6 million in 2021 to RMB227.8 million (US$33.0 million) in 2022, which were mainly due to (i) a decrease in personnel related expenses and outsourced service expenses from RMB200.0 million in 2021 to RMB172.0 million (US$24.9 million) in 2022 in relation to adjustment to the spending in research and development; and (ii) a decrease in the recognition of share-based compensation expenses from RMB39.6 million in 2021 to RMB22.3 million (US$3.2 million) in 2022 as we recognized more expenses resulting from share-based awards granted with an IPO condition in the second quarter of 2021. This was partially offset by an increase in the recognition of impairment loss of intangible assets and deferred cost of RMB6.2 million in fourth quarter of 2022.

Goodwill impairment loss

Our goodwill impairment loss was RMB1,819.9 million (US$263.9 million) in 2022, which was mainly due to negative impacts of the COVID-19 pandemic on our operations and the shift in our strategic focus from the consignment model to direct retail sales. In 2022, we faced challenges to our operations in the external environment due to strict COVID-19 control measures which has reduced the number of customer visits to offline AHS stores.

Other operating income, net

Our other operating income, net increased from RMB27.0 million in 2021 to RMB41.2 million (US$6.0 million) in 2022, which was mainly attributable to an increase in government subsidies and reimbursements from our depositary bank.

Loss from operations

As a result of the foregoing, we incurred RMB2,623.7 million (US$380.4 million) of loss from operations in 2022, as compared to RMB895.1 million in 2021.

Interest expense

We had interest expense of RMB16.8 million and RMB6.2 million (US$0.9 million) in 2021 and 2022, respectively. The decrease was primarily due to a decrease in average daily balance of our short-term borrowings.

Interest income

We had interest income of RMB8.4 million and RMB17.8 million (US$2.6 million) in 2021 and 2022, respectively. The increase was primarily attributable to (i) an increase in average daily balance of our cash and cash equivalents; and (ii) an increase in average daily balance of short-term deposits, which mainly consist of term deposits with original maturity longer than three months but less than one year.

Other income (loss), net

We had net other income of RMB38.8 million (US$5.6 million) in 2022, as compared to net other loss of RMB50.4 million in 2021. We had net other income in 2022 primarily because (i) we recorded foreign exchange gain arising from the appreciation of Renminbi against U.S. dollar, and (ii) a loss arising from fair value change of long-term investments.

Income tax benefits

Our income tax benefits decreased from RMB143.9 million in 2021 to RMB111.8 million (US$16.2 million) in 2022. The decrease was primarily due to the recognition of deferred tax liabilities adjustment in 2021 as Shanghai Yueyee renewed its tax benefit qualification, which entitled it to the preferential EIT rate of 15% in 2021. The decrease was partially offset by the tax benefits recognized in connection with the release of tax effects of impairment loss and amortization of intangible assets and deferred cost resulting from assets and business acquisition in 2022.

Share of loss in equity method investments

We had share of loss in equity method investments of RMB6.6 million and RMB6.5 million (US$0.9 million) in 2021 and 2022, respectively.

Net loss

As a result of the foregoing, our net loss was RMB2,467.9 million (US$357.8 million) in 2022, as compared to RMB816.5 million (US$128.1 million) in 2021.

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


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

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

Selling and marketing expenses

Our selling and marketing expenses increased by 62.9% from RMB740.5 million in 2020 to RMB1,206.6 million (US$189.4 million) in 2021, primarily due to (i) an increase in sales promotion and coupon expenses from RMB155.4 million in 2020 to RMB468.5 million (US$73.5 million) in 2021 in connection with business development; (ii) an increase in sales commissions paid to JD Group in connection with traffic acquisition and sourcing of pre-owned devices from RMB110.1 million in 2020 to RMB149.0 million (US$23.4 million) in 2021; (iii) an increase in personnel related expenses and outsourced service expenses from RMB95.3 million in 2020 to RMB149.7 million (US$23.5 million) in 2021 in connection with our growing business; and (iv) the recognition of share-based compensation expenses of RMB38.5 million (US$6.0 million) resulting from options granted to employees with an IPO condition.

General and administrative expenses

Our general and administrative expenses increased by 144.3% from RMB177.5 million in 2020 to RMB433.6 million (US$68.0 million) in 2021, which was mainly due to (i) the share-based compensation expenses of RMB220.3 million (US$34.6 million) in connection with the restricted share units and options granted to the management with an IPO condition and the recognition of share-based compensation expenses of RMB96.6 million (US$15.2 million) resulting from options granted to employees. This was partially offset by a decrease in other administrative expenses from RMB31.4 million in 2020 to RMB2.1 million (US$0.3 million) in 2021 resulting from the improved management efficiency.

Technology and content expenses

Our technology and content expenses increased by 74.7% from RMB151.5 million in 2020 to RMB264.6 million (US$41.5 million) in 2021, which was mainly due to (i) an increase in personnel related expenses and outsourced service expenses from RMB131.2 million in 2020 to RMB200.0 million (US$31.4 million) in 2021 in connection to the expansion of our research and development activities; and (ii) the recognition of share-based compensation expenses of RMB39.6 million (US$6.2 million) resulting from options granted to employees with an IPO condition.

Other operating income, net

Our other operating income, net decreased from RMB29.4 million in 2020 to RMB27.0 million (US$4.2 million) in 2021, which was mainly attributable to a decrease in government subsidies.

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

Intangible assets, net

Description

Intangible assets mainly include those acquired through business combinations. Intangible assets arising from our acquisitions of Paipai business from JD and other business including Business Cooperation Agreement (“BCA”), Non-Compete Commitment (“NCC”), technology/platform and brand names are recognized and measured at fair value with the assistance of a third-party valuation firm using valuation techniques such as discounted cash flow analysis. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

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

Judgments and Uncertainties

We recognize impairment loss on the amount by which the carrying value exceeds the fair value of the asset. The determination of the fair value requires us to make significant assumptions related to business forecast, discount rate, and royalty saving rate to estimate the net present value of future cash flows.

We make significant assumptions to evaluate the fair value of intangible assets for possible indications of impairment. Changes in these assumptions could have a significant impact on the impairment of intangible assets.

Sensitivity of Estimate to Change

The determination of evaluation of fair value requires our judgment and our estimations of industry environment and macroeconomic conditions. Changes in the assumptions could have a significant impact on the estimated fair value, the corresponding amount of intangible assets impairment charges, if any.

We believe the estimates applied in the estimated fair value of the intangible assets is based on reasonable assumptions, but which are inherently uncertain. As a result, actual results may differ from the assumptions and judgments used to determine fair value of the intangible assets, which could lead to the fair value of the assets is less than its carrying amount.

As of December 31, 2020 and 2021, there was no indicator identified. As a result, no further quantitative analysis was deemed necessary and no intangible assets impairment loss was recognized for the years ended December 31, 2020 and 2021.

During the year ended December 31, 2022, considered the changes in market conditions, we identified that intangible assets had impairment indicator and performed quantitative impairment tests on the intangible assets and recognized RMB206.9 million (US$30.0 million) intangible assets impairment losses for the year ended December 31, 2022.

We uses Relief from Royalty ("RFR") method, a specific discounted cash flow method to estimate fair value of brand names and technology/platform which involves significant unobservable estimates and assumptions, including discount rate, royalty saving rate and forecasts of future revenues. We uses incremental income method, a specific discounted cash flow method to estimate fair value of Non-Compete Commitment which involves significant unobservable estimates and assumptions, including discount rate and forecasts of future revenues.

The discount rate and royalty saving rate applied in the evaluation for the year ended December 31, 2022 were 19% and 1%, respectively. A 10% increase in the discount rate or decrease in royalty saving rate could reduce the fair value by RMB1.0 million and RMB2.0 million. A 10% increase in the discount rate or decrease in royalty saving rate could increase the fair value by RMB1.0 million and RMB2.0 million.

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

Judgments and Uncertainties

Application of a goodwill impairment test requires our significant judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes forecasts of future revenues, net profit rate, terminal growth rate and discount rate. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. We have determined that we have only one reporting unit and perform the annual goodwill impairment analysis on December 31 every year.

Sensitivity of Estimate to Change

The assumptions used to assess impairment consider historical trends, macroeconomic conditions, and projections consistent with our operating strategy. Changes in these estimates can have a significant impact on the assessment of fair value which could result in material impairment losses.

As of December 31, 2020 and 2021, we performed qualitative analysis and concluded that it was not more likely than not that the fair value of the reporting unit is less than its carrying amount and therefore no further quantitative analysis was deemed necessary and no goodwill impairment losses was recognized for the years ended December 31, 2020 and 2021.

During the year ended December 31, 2022, considered the changes in market conditions, we performed quantitative impairment tests on the goodwill and recognized RMB1,819.9 million (US$263.9 million) goodwill impairment losses for the year ended December 31, 2022. The fair value of the reporting unit is determined by using income approach, which is based on the discounted cash flow analysis derived from significant assumption of discount rate and net profit rate. The forecasts of future revenue, the net profit rate, the terminal growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement of the reporting unit. The terminal growth rate and discount rate applied in the evaluation for the year ended December 31, 2022 were 3% and 17%, respectively. A 10% increase in the discount rate or decrease in terminal growth rate could reduce the fair value by RMB294.6 million and RMB9.7 million. A 10% decrease in the discount rate or increase in terminal growth rate could increase the fair value by RMB384.9 million and RMB10.1 million.

Investment in equity investees

Description

We assess the equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the investment in equity investees is written down to fair value

We had adopted ASU 2016-01, “Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” and elected to measure these investments using measurement alternative at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other income (loss), net. We also make qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in other income (loss), net.

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

As a result, the impairment losses of equity securities without readily determinable fair value and equity method investments recognized in other (loss) income, net were RMB3,500, RMB16,500 and RMB12,186 (US$1,767) for the years ended December 31, 2020, 2021 and 2022, respectively.

Income taxes

Description

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense

Judgments and Uncertainties

We have provided a full valuation allowance for the deferred tax assets as of December 31 2021 and 2022, as we are not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. We take the position that full valuation allowance shall be provided considering all the positive and negative evidences with our judgments. We consider the facts and evidence include the amounts available in the carryback periods, reversal patterns of existing taxable temporary differences, our projections of future income and available qualified tax-planning strategies, which have uncertainties in the future period.

Sensitivity of Estimate to Change

While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed and has a material impact on our income taxes and ETR in our financial statements. We recognized valuation allowance of RMB316.4 million, RMB344.2 million, RMB367.9 million as of December 31, 2020, 2021 and 2022, respectively.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.32 “Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

B. Liquidity and Capital Resources

To date, we have financed our investing activities mainly though operating activities, historical equity and debt financing activities. As of December 31, 2022, we had RMB1,703.6 million (US$247.0 million) in cash and cash equivalents, of which 82.6% were held in Renminbi, 9.8% were held in U.S. dollar, and the remainder was primarily held in Hong Kong dollars.

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries and the former VIE in China only through loans or capital contributions, subject to relevant approval, filing and/or reporting with respect to government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from financing activities to make loans or capital contributions to our PRC subsidiaries and the former VIE. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our PRC subsidiaries and the former VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Cash Flows

The following table sets forth the movements of our cash flows for the periods presented:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(412,868)	(1,017,962)	881,297	127,778
Net cash provided by (used in) investing activities	18,625	(670,402)	(516,683)	(74,912)
Net cash provided by (used in) financing activities	929,962	2,289,623	(186,043)	(26,974)
Effect of foreign exchange rate changes on cash and cash equivalents	(28,426)	(12,993)	18,413	2,668
Net increase in cash, cash equivalents and restricted cash	507,293	588,266	196,984	28,560
Cash, cash equivalents and restricted cash at the beginning of the year	411,083	918,376	1,506,642	218,443
Cash, cash equivalents and restricted cash at the end of the year	918,376	1,506,642	1,703,626	247,003

Operating activities

Net cash provided by operating activities in 2022 was RMB881.3 million (US$127.8 million). The difference between our net cash provided by operating activities and our net loss of RMB2,467.9 million (US$357.8 million) in 2022 was primarily the result of adding back non-cash items, mainly including impairment loss of intangible assets, deferred cost and goodwill of RMB2,097.3 million (US$304.1 million), depreciation and amortization of RMB405.4 million (US$58.8 million) and share-based compensation of RMB174.2 million (US$25.3 million), as well as changes in working capital items including the decrease in prepayments and other receivables, net of RMB250.9 million (US$36.4 million), the decrease in amount due from related parties, net of RMB291.0 million (US$42.2 million), the decrease in funds receivable from third party payment service providers of RMB88.8 million (US$12.9 million), the increase in accrued expenses and other current liabilities of RMB177.9 million (US$25.8 million), partially offset by the decrease in deferred tax liabilities of RMB111.8 million (US$16.2 million) and the decrease in amount due to related parties of RMB72.7 million (US$10.5 million). Prepayments and other receivables mainly relate to customer deposits. The net cash inflow was mainly due to the increasing transaction volume on our platform and more effective cost control method taken by us in 2022.

Net cash used in operating activities in 2021 was RMB1,018.0 million. The difference between our net cash used in operating activities and our net loss of RMB816.5 million in the 2021 was primarily the result of adding back non-cash items, mainly depreciation and amortization of RMB373.7 million and share-based compensation of RMB454.6 million, as well as changes in working capital items, including the increase in prepayments and other receivables of RMB514.8 million, the increase in inventories of RMB304.4 million, the increase in funds receivable from third party payment service providers of RMB280.8 million and the decrease in deferred tax liabilities of RMB143.9 million, partially offset by the increase in contract liabilities of RMB178.1 million. Prepayments and other receivables mainly relate to customer deposits, which grew in line with the expansion of our platform. Inventories increased in support of the growth in our transaction volume, indicated by the growth of our GMV for product sales from RMB4.6 billion in 2020 to RMB7.8 billion in 2021. Contract liabilities exists when we have received consideration but has not transferred the related goods or services to the customer.

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

Investing activities

Cash used in investing activities in 2022 was RMB516.7 million (US$74.9 million), consisting primarily of purchases of short-term investments of RMB666.3 million and long-term investments of RMB31.8 million, prepayment for long-term investment of RMB180.0 million and purchase of property and equipment of RMB 61.5 million, partially offset by proceeds from maturity of short-term investments of RMB194.5 million and proceeds from short-term bank deposits of RMB200.0 million.

Cash used in investing activities in 2021 was RMB670.4 million, consisting primarily of purchases of short-term investments of RMB787.2 million and long-term investments of RMB215.5 million, loans to related parties of RMB166.4 million, partially offset by proceeds from short-term investments of RMB373.7 million and collection of loan repayment from related parties of RMB200.0 million.

Cash provided by investing activities in 2020 was RMB18.6 million, consisting primarily of collection of loan repayment from related parties of RMB178.7 million and proceeds from maturity of short-term investments of RMB125.6 million and, partially offset by loan to related parties of RMB140.7 million and purchases of short-term investments of RMB99.8 million.

Financing activities

Cash used in financing activities in 2022 was RMB186.0 million (US$27.0 million), consisting primarily of repayment of short-term borrowings of RMB157.0 million and repurchase of ordinary shares of RMB217.9 million, partially offset by proceeds from short-term borrowings of RMB186.0 million.

Cash provided by financing activities in 2021 was RMB2,289.6 million, consisting primarily of proceeds from issuance of convertible redeemable preferred shares of RMB1,138.2 million, proceeds from IPO of RMB1,488.9 million and proceeds from short-term borrowings of RMB253.7 million, partially offset by repayment for short-term borrowings of RMB561.0 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include capital expenditures, purchase of inventories, contractual obligations, payment of employee’s payroll and welfare expenses, and various fulfillment, selling, general and administrative expenses to support our daily business operations. We intend to fund those requirements with our existing cash and cash equivalents, restricted cash, debt financing and short-term investments.

Our capital expenditures consist primarily of purchase of property and equipment. Our capital expenditures were RMB37.8 million, RMB73.9 million and RMB61.5 million (US$8.9 million) in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and debt financing. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Our purchase of inventories primarily includes pre-owned consumer electronics and brand-new electronic devices. Our inventories purchase amount were RMB3,655.5 million, RMB6,005.0 million and RMB7,551.6 million (US$1,094.9 million) in 2020, 2021 and 2022, respectively. Our purchase of inventories will continue to increase due to the growth in our transaction volume.

Our contractual obligations as of December 31, 2022 mainly include short term borrowings and lease commitments, which consist of the commitments under the lease agreements for our office premises and other facilities. The following table sets forth details of our contractual obligations:

	For the Years Ended December 31,
	Total	2023	2024	2025	2026 and after
	(RMB in thousands)
Operating lease commitments	109,372	74,850	28,388	6,134	—
Other commitments(1)	709	607	102	—	—
Short-term borrowings	123,983	123,983	—	—	—

(1)
Other commitments result from those lease contracts that are not qualified for operating leases under ASC Topic 842.

Our payment of employee’s payroll and welfare expenses include payment of employees’ salaries and payment of various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. Our payment of employee’s payroll and welfare expenses were RMB509.9 million in 2020, RMB634.5 million in 2021 and RMB1,020.9 million (US$148.0 million) in 2022.

For details of other various fulfillment, selling, general and administrative expenses, see “—Results of Operations—Fulfillment expenses,” “—Results of Operations—Selling and marketing expenses” and “—Results of Operations—General and Administrative Expenses.”

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2022.

Holding Company Structure

ATRenew Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and former VIE. As a result, ATRenew Inc.’s ability to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and the former VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition to that, our WFOE may allocate a portion of its after-tax profits determined in accordance with applicable PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the former VIE may allocate a portion of their after-tax profits determined in accordance with applicable PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and such discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2022, as our WFOE, all other PRC subsidiaries, the former VIE and the subsidiaries of the former VIE are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

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

C. Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technology Capabilities and Empowerment,” “Item 4. Information on the Company—B. Business Overview— Our Technology Infrastructure and Team” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Item 6. Directors, Senior Management and Employees

a.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Kerry Xuefeng Chen	43	Founder, Chairman of the Board of Directors and Chief Executive Officer
Yongliang Wang	39	Director and President
Lijun Xin	49	Director
Shuangxi Wu	36	Director
Chen Chen	42	Director and Chief Financial Officer
Rui Zhu	48	Independent Director
Jingbo Wang	41	Independent Director
Guoxing Jiang	69	Independent Director

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

Mr. Lijun Xin has been serving as our director since September 2022. Mr. Lijun Xin is the chief executive officer of JD Retail. Mr. Xin joined JD.com (NASDAQ: JD and HKEX: 9618) in 2012 and has held several key positions within JD Group. He pioneered the integration of online retail and marketplace model in business operation when he was the head of the Apparel & Home business department. Later on, he led the establishment of JD.com’s healthcare business and was appointed as the chief executive officer of JD Health International Inc. (HKEX: 6618) in July 2019. Under the leadership of Mr. Xin, JD Health International Inc. was successfully listed on HKEX in December 2020. Mr. Xin has also been serving as a director of Dada Nexus Limited (NASDAQ: DADA) since August 2022. Mr. Xin holds an EMBA degree from China Europe International Business School and a bachelor’s degree of science in electrical engineering and automation from Shanghai Jiao Tong University.

Ms. Shuangxi Wu has been serving as our director since February 2023. Ms. Shuangxi Wu is a vice president of JD.com and the president of JD Electronics Business Group. Since joining JD.com in July 2011, Ms. Wu has successively served various leading roles at JD.com, including the head of Office Supplies and Computer Department, the head of Operating Strategy and Procurement and Sales Operation of JD New Markets, the head of Liquor Department, the head of Refrigerator and Washing Machine Department, and the president of Computer and Electronics Business Unit. Ms. Wu graduated from Beijing Normal University with a master's degree in law.

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

Ms. Rui Zhu has been serving as our independent director since May 2022. Ms. Rui Zhu is a professor of marketing and the director of Social Innovation Center at Cheung Kong Graduate School of Business (“CKGSB”). She has conducted extensive researches on a number of topics, including consumer behavior, social innovation, and branding. Prior to joining CKGSB, she was an associate professor of marketing and Canada Research Chair in consumer behavior at the University of British Columbia. Ms. Zhu received her Ph.D. in marketing from the University of Minnesota.

Mr. Jingbo Wang has been serving as our independent director since June 2021. Mr. Wang has been the chief financial officer of Agora, Inc. (Nasdaq: API), a global cloud platform for real-time video and voice engagement, since January 2020. From February 2018 to January 2020, Mr. Wang was a director and the chief financial officer of Qutoutiao Inc. (Nasdaq: QTT), an operator of mobile content platforms in China. From October 2014 to February 2018, Mr. Wang served as the chief financial officer of Yintech Investment Holdings Limited (Nasdaq: YIN), a provider of investment and trading services in China. Prior to that, Mr. Wang worked at Deutsche Bank from July 2009 to October 2014, with the last position held as vice president in the corporate finance division. Mr. Wang received his bachelor’s degree in engineering from Tsinghua University in 2003, his master’s degree in computer science from the University of Hong Kong in 2005, and his PhD degree in management studies from the Said Business School of the University of Oxford in 2010.

Mr. Guoxing Jiang has been serving as our independent director since June 2021. Mr. Jiang currently is the chairman of the board of directors of Shanghai Fudan Microelectronic Group Limited Company. From November 2007 to November 2017, Mr. Jiang served as the chairman of the board and general manager of Shanghai Fudan Forward Technology Limited Company. From February 1995 to November 2007, Mr. Jiang held several positions in Fudan University and affiliated enterprises, including the vice director of School-Operating Industry Management Committee in Fudan University and chairman of the board of Shanghai Fudan Microelectronic Group Limited Company. Mr. Jiang received his bachelor’s degree in mathematics and computer science from Fudan University in 1987.

b.
Compensation

Compensation of Directors and Executive Officers

In 2022, we paid an aggregate of RMB3.9 million (US$0.6 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the former VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2016 Plan

In March 2016, our shareholders and board of directors adopted the Amended and Restated Share Incentive Plan, which together with five subsequent amendments are referred to as the 2016 Plan in this annual report, to grant share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of our shareholders. The maximum aggregate number of ordinary shares that may be issued under the 2016 Plan is 21,920,964 ordinary shares. As of February 28, 2023, we have granted options to purchase a total of 31,091,661 ordinary shares under the 2016 Plan, among which options to purchase a total of 15,161,880 ordinary shares are outstanding.

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

2021 Plan

In 2021, we adopted the 2021 share incentive plan, which was amended and restated in March 2023, or the 2021 Plan, to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares that may be issued under 2021 Plan is 12,150,080. As of February 28, 2023, 3,152,924 restricted share units have been granted and outstanding under the 2021 Plan and options to purchase 2,271,767 ordinary shares have been granted, among which options to purchase a total of 1,702,372 ordinary shares are outstanding.

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

The following table summarizes, as of February 28, 2023, the number of ordinary shares under outstanding options that we granted to our directors and executive officers.

Name	Ordinary shares underlying options or restricted share units(1)	Exercise price (US$/share)	Date of grant	Date of expiration
Kerry Xuefeng Chen	*	0.1	7/31/2015	†
	*	0.1	1/1/2017	†
	*	0.1	7/1/2018	†
	*	0.1	1/1/2019	†
	*	0.1	1/1/2019	†
	*	0.1	9/1/2016	†
	*	0.1	10/4/2016	†
	*	0.1	7/31/2019	†
	*	0.1	1/1/2021	†
	1,725,746	0.1	1/1/2021	†
	*	0.1	1/1/2022	†
	2,964,091(1)	—	4/13/2021	†
Yongliang Wang	*	0.1	6/3/2019	†
	*	0.1	6/3/2019	†
	*	0.1	6/3/2019	†
	*	0.1	3/1/2020	†
	*	0.1	6/3/2019	†
	*	0.1	7/1/2020	†
	*	0.1	1/1/2021	†
	*	0.1	1/1/2021	†
	*	0.1	6/3/2022	†
	*	0.1	1/1/2022	†
Chen Chen	*	0.1	12/15/2020	†
	*	0.1	12/15/2020	†
	*	0.1	1/1/2021	†
	*	0.1	7/1/2021	†
	*	0.1	1/1/2022	†
Jingbo Wang	*	0.1	6/18/2021	†
	*	0.1	6/18/2022	†
Rui Zhu	*	0.1	5/18/2022	†

All directors and executive officers as a group	8,904,731

* Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2023.

† The expiration date is ten years from the date of grant.

(1)
In April 2021, we granted 2,964,091 restricted share units to Mr. Kerry Xuefeng Chen, vesting immediately upon grant.

As of February 28, 2023, our employees other than directors and executive officers as a group held options to purchase 17,733,910 ordinary shares, with exercise prices ranging from US$0.03 per share to US$0.1 per share.

c.
Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Jingbo Wang, Mr. Guoxing Jiang and Ms. Rui Zhu. Mr. Jingbo Wang is the chairman of our audit committee. We have determined that Mr. Jingbo Wang, Ms. Rui Zhu and Mr. Guoxing Jiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Jingbo Wang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Jingbo Wang, Mr. Guoxing Jiang and Mr. Lijun Xin. Mr. Jingbo Wang is the chairman of our compensation committee. We have determined that Mr. Jingbo Wang and Mr. Guoxing Jiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Jingbo Wang, Mr. Guoxing Jiang and Mr. Lijun Xin. Mr. Jingbo Wang is the chairman of our nominating and corporate governance committee. Mr. Jingbo Wang and Mr. Guoxing Jiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

d.
Employees

We had a total of 2,025 full-time employees as of December 31, 2022, the vast majority of which are located in China. The following table sets forth the number of our full-time employees as of December 31, 2022, by function:

Function	Number of Employees	Percentage
Operation and Fulfillment	1,288	63.6%
Research and Development	343	16.9%
Sales and Marketing	223	11.0%
General Administration and Support	151	7.5%
Customer Service	20	1.0%
Total	2,025	100.0%

In addition to our own employees, our workforce also includes 2,925 outsourced workers and 261 part-time personnel, as of December 31, 2022. We enter into contracts with our labor outsourcing partners and part-time personnel as required by applicable laws and regulations.

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

e.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2023 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on a total of 148,808,823 ordinary shares issued and outstanding as of February 28, 2023, consisting of (i) 90,281,384 Class A ordinary shares (excluding 4,444,215 Class A ordinary shares issued to our depositary bank for the purpose of bulk issuance and 708,215 Class A ordinary shares underlying ADSs repurchased by the Company), (ii) 47,240,103 Class B ordinary shares and (iii) 11,287,336 Class C ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Class C ordinary shares	Total number of ordinary shares	% of total number of ordinary shares	% of aggregate voting power†
Directors and Officers**:
Kerry Xuefeng Chen(1)	4,980,735	—	11,287,336	16,268,071	10.6	42.9
Yongliang Wang	*	—	—	*	*	*
Lijun Xin	—	—	—	—	—	—
Shuangxi Wu	—	—	—	—	—	—
Chen Chen	*	—	—	*	*	*
Jingbo Wang	*	—	—	*	*	*
Guoxing Jiang	—	—	—	—	—	—
Rui Zhu	—	—	—	—	—	—
All directors and officers as a group	6,580,401	—	11,287,336	17,867,737	11.5	43.1
Principal Shareholders:
C&XF Group Limited(2)	—	—	11,287,336	11,287,336	7.6	42.2
JD Entities(3)	2,615,956	47,240,103	—	49,856,059	33.5	36.0
5Y Capital entities(4)	19,055,373	—	—	19,055,373	12.8	4.7
Tiger entities(5)	7,654,145			7,654,145	5.1	1.9

Notes:

* Less than 1% of our total ordinary shares outstanding as of February 28, 2023.

**Except as indicated otherwise, the business address of our directors and executive officers is 12th Floor, No. 6 Building, 433 Songhu Road, Shanghai, the People’s Republic of China. The business address of Mr. Lijun Xin is 8F, JD.com Headquarters, Building 1, Block B, Kechuang 11 Street, BDA, Beijing, China. The business address of Ms. Shuangxi Wu is 10F JD.com Headquarters, Building 1, Block C, Kechuang 11 Street, BDA, Beijng China. The business address of Ms. Rui Zhu is Hongqiao Vanke Center T5 Building, 1-2F 988 Lane, Shenchang Road, Minhang District, Shanghai 201107, China. The business address of Mr. Jingbo Wang is 9# 1202, No. 1500 Changyi Road, Pudong, Shanghai, China. The business address of Mr. Guoxing Jiang is Room 1401, Building No.2, Lane 355, Beijing Road West, Huangpu District, Shanghai, China.

† For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B and Class C ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share and each holder of Class C ordinary shares is entitled to fifteen votes per share on all matters submitted to them for a vote. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(1)
Represents (i) 11,287,336 Class C ordinary shares held by C&XF Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and (ii) 4,980,735 Class A ordinary shares Mr. Kerry Xuefeng Chen has the right to acquire within 60 days after February 28, 2023. Mr. Kerry Xuefeng Chen is the sole shareholder and the sole director of C&XF Group Limited. The registered address of C&XF Group Limited is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building Road Town, Tortola, British Virgin Islands.
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

(5)
Information regarding beneficial ownership is reported as of December 2, 2022, based on the information contained in the Schedule 13G amendment filed by Tiger Global Private Investment Partners X, L.P., Tiger Global PIP Performance X, L.P., Tiger Global PIP Management X, Ltd., Tiger Global Management, LLC, Charles P. Coleman III and Scott Shleifer on December 2, 2022.

As of February 28, 2023, a total of 159,381,499 ordinary shares are held by record holders in the United States (including an aggregate of 57,086,004 ordinary shares held by Citibank, N.A., the depositary of our ADS program). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

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
•
We purchased service related to traffic acquisition from Shenzhen Aileyou Information Technology Co., Ltd ("Aileyou", who became a subsidiary of us subsequent to the acquisition in June 2022) for a total consideration of RMB2.0 million.
•
We extended a loan of RMB138.3 million to Shanghai Yuekun Environmental Protection Technology Co., Ltd ("Yuekun", a subsidiary of AiFenLei Global Co., Ltd. ("AiFenLei")) at an interest rate of 7% per annum and received an interest income of RMB1.8 million from Yuekun. We also received a repayment of RMB175.8 million from Yuekun, a portion of which was repayment of loans we extended in prior years.
•
We extended an interest-free payable on demand loan of RMB2.4 million to Aileyou, and received a repayment of RMB2.9 million from Aileyou, a portion of which was repayment of loans we extended in prior year. The loan is expected to be repaid in full in 2021.
•
For the year ended December 31, 2021, we had the following transactions with related parties:
•
We provided 3-year preferential platform rates to Jinsong (Shanghai) Network Information Technology Co., Ltd ("Jinsong"), one of our equity investees, for a total consideration of RMB10 million received in 2021. In addition, we provided a pledged guarantee of RMB150 million for Jinsong’s loan from a Chinese commercial bank and the guarantee was released in March 2022 upon Jinsong’s repayment of the loan. We made additional RMB55 million investment in preferred shares of Jinsong and was entitled to nominate one director to the board of directors of Jinsong.
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

For the year ended December 31, 2022, we had the following transactions with related parties:

•
We purchased new consumer electronics from JD Group for a total consideration of RMB10.8 million.
•
We purchased service related to traffic acquisition and sourcing of inventory that benefits our entire platform, including AHS Recycle, PJT Marketplace and Paipai Marketplace, and R&D services from JD Group for a total consideration of RMB363.8 million.
•
We extended a loan of RMB13.0 million to Gulin and also received the repayment of RMB13.0 million during the year.
•
We purchased new consumer electronics from Gulin for a total consideration of RMB242.9 million.

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

C.
Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.
Consolidated Statements and Other Financial Information

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

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.
Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A.
Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since June 18, 2021. Our ADSs trade under the symbol “RERE.” Every three ADSs represent two of our Class A ordinary shares.

B.
Plan of Distribution

Not applicable.

C.
Markets

Our ADSs have been listed on the New York Stock Exchange since June 18, 2021 under the symbol “RERE.”

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

Conversion. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares are not convertible into Class C ordinary shares, and vice versa. Upon (a) any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Class B ordinary shares through voting proxy or otherwise to any person that is not ultimately controlled by JD.com, Inc.; or (b) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not ultimately controlled by JD.com, Inc., such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares

Upon (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through voting proxy or otherwise to any person that is not an affiliate of such holder; (ii) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person that is not an affiliate of such holder; (iii) Mr. Kerry Xuefeng Chen, or the founder, being neither a director nor the chief executive officer of our company; (iv) the founder ceases to be the ultimate beneficial owner of any outstanding Class C ordinary shares; (v) the founder ceases to be the ultimate beneficial owner of C&XF Group Limited or any other entity that holds Class C ordinary shares; or (vi) the founder being permanently unable to attend board meetings and manage the business affairs of our company as a result of incapacity solely due to his then physical and /or mental condition (which, for the avoidance of doubt, does not include any confinement against his will), such Class C ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

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

C. Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E. Taxation

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat the former VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the former VIE and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any future taxable year. Assuming that we are the owner of the former VIE and its subsidiaries for U.S. federal income tax purposes, and, based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and do not anticipate becoming a PFIC for the current taxable year or the foreseeable future.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

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

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

As of December 31, 2022, we held 88.1% of our cash and cash equivalents, restricted cash and short-term investments in RMB, 6.7% in U.S. dollar, and the remainder primarily in Hong Kong dollars. Our overseas operations generate revenues primarily in U.S. dollars and Hong Kong dollars. Generally, a weakening of the RMB against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the RMB against the U.S. dollar has the opposite effect. Our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Currently, we do not believe we experience any significant foreign exchange risk. However, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2,189.0 million, and U.S. dollar-denominated cash and cash equivalents of US$24.1 million. Assuming we had converted the U.S. dollar dominated cash balance of US$24.1 million at the exchange rate of RMB6.8972 for US$1.00 as of December 31, 2022, this cash balance would have been RMB166.0 million. If the RMB had appreciated by 1% against the U.S. dollar, this RMB cash balance would have been RMB164.3million instead. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2020, 2021 and 2022 were increases of 0.2%, 0.9% and 2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013.

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
•
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares
Up to US$0.05 per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason)	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held
• ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary
• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred
• Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or	Up to US$0.05 per ADS (or fraction thereof) converted

Service	Fees
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

For the year ended December 31, 2022, we received a payment of US$3.5 million from the depositary.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

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

For the year ended December 31, 2022, we used US$109.2 million of the net proceeds from our initial public offering for diversifying service offerings on our platform and expanding our AHS store network . There is no material change in the use of proceeds as described in the registration statement.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2022 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Our internal control over financial reporting is a process designated to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the framework in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, which audited our consolidated financial statements for the year ended December 31, 2022, has also audited the effectiveness of internal control over financial reporting as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-5 of this annual report on Form 20-F.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s reporting team was lack of sufficient U.S. GAAP knowledge for the purpose of financial reporting, and lack of formal accounting policies, and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. To remedy identified material weaknesses, we have implemented several measures, including:

•
establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements; and
•
formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements.

As the result of these measures, the material weakness in our internal control over financial reporting identified had been fully remediated as of December 31, 2022.

Changes in Internal Control over Financial Reporting

Other than those disclosed above in “Internal Control Over Financial Reporting”, there were no significant changes in our internal control over financial reporting during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. We may identify additional control over deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Jingbo Wang, an independent director and member of our audit committee, qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in May 2021. We have posted a copy of our code of business conduct and ethics on our website at https://ir.atrenew.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	For the Years Ended December 31,
	2021		2022
	(in thousands)
Audit fees(1)	US$	1,000	US$	1,300
All other fees(2)	US$	328	US$	—

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 28, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$100 million of our shares over a twelve-month period starting from December 28, 2021. On December 9, 2022, our board of directors extended the effective period of the share repurchase program to another twelve-month period starting from December 28, 2022 while keeping all other terms of the share repurchase program unchanged.

The table below is a summary of the shares repurchased by us in 2022 and 2023. All shares were repurchased in the open market pursuant to the share repurchase program announced on December 28, 2021.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
January 2022 – February 2022	2,666,783	US$5.64	2,666,783	US$85 million
March 2022	2,087,057	US$3.56	2,087,057	US$78 million
April 2022	1,448,170	US$3.35	1,448,170	US$73 million
May 2022	1,153,141	US$2.9	1,153,141	US$69 million
June 2022	280,500	US$3.05	280,500	US$68 million
July 2022	244,292	US$2.79	244,292	US$68 million
August 2022	285,726	US$2.74	285,726	US$67 million
November 2022	165,677	US$1.72	165,677	US$67 million
December 2022	217,627	US$2.6	217,627	US$67 million
January 2023	144,700	US$3.13	144,700	US$66 million
February 2023	499,019	US$2.86	499,019	US$65 million
March 2023	782,771	US$2.89	782,771	US$62 million
Total	9,975,463	US$3.81	9,975,463

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided letters to the NYSE certifying that under the laws of Cayman Islands, we are not required to follow the above-mentioned corporate governance practices.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. Since we have chosen to follow our home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the NIYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of the New York Stock Exchange; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance requirements of the New York Stock Exchange.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In May 2022, ATRenew Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in the foreign jurisdiction, issued the audit report for us for the fiscal year ended December 31, 2021.

To the best of our knowledge, (i) no governmental entities in the Cayman Islands own shares of ATRenew Inc. as of the date of this annual report, (ii) the governmental entities in China does not have a controlling financial interest in our company as of the date of this annual report, (iii) none of the members of the board of directors of our company or our operating entities is an official of the Chinese Communist Party as of the date of this annual report, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of our company contains any charter of the Chinese Communist Party.

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
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated hereby reference to Exhibit 1.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated hereby reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

2.3

Deposit Agreement, dated June 17, 2021, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated hereby reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-259187) filed with the Securities and Exchange Commission on August 31, 2021)

2.4

Eighth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated April 16, 2021 (incorporated hereby reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

2.5

Description of Securities of the Registrant (incorporated hereby reference to Exhibit 2.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)

4.1

Amended and Restated Share Incentive Plan (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.2*	Amended and Restated 2021 Share Incentive Plan
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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, has been formatted in Inline XBRL.

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

Date: April 18, 2023

ATRENEW INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ATRenew Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ATRenew Inc and its subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 14, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Intangible assets - Brand names - Refer to Notes 2.11, 2.13 and 6 to the financial statements

Critical Audit Matter Description

The Company's intangible assets – brand names were arising from acquisitions of business (see Note 2.11 and Note 3 to the financial statements). The Company’s evaluation of brand names for impairment involves the comparison of the fair value of brand names to their carrying value. The Company used the Relief from Royalty ("RFR") method, a specific discounted cash flow method to estimate fair value, which requires management to make estimates and assumptions, including discount rate, royalty saving rate and forecasts of future revenues. Changes in forecasts of future revenues could have a significant impact on the estimated fair value, and the corresponding amount of intangible assets impairment charges, if any. For the year ended December 31, 2022, the Company concluded brand names were impaired and recorded an impairment loss of RMB186 million.

We identified the impairment assessment of brand names as a critical audit matter because of the forecasts of future revenues used in the RFR method involve significant assumption and judgment made by management. This required a high degree of auditor judgment and an increased extent of effort in performing procedures to evaluate the reasonableness of management's estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenues used in the impairment valuation of brand names included the following, among others:

•
We tested the effectiveness of the control over management's intangible assets impairment evaluation, including controls related to forecasts of future revenues for the brand names.
•
We evaluated management's ability to appropriately forecast future revenues by comparing actual results to management's historical forecasts.
•
We evaluated the reasonableness of management's forecasts by comparing the forecasts with:

– Historical revenues related to Paipai business.

– Revenue related to Paipai business subsequent to the year end.

Critical Audit Matters—continued

Goodwill - Refer to Notes 2.12 and 8 to the financial statements

Critical Audit Matter Description

The Company's goodwill was arising from acquisitions of business (see Note 2.12 and Note 3 to the financial statements). The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of reporting unit to its carrying value. The Company used the discounted cash flow ("DCF") method to estimate fair value, which requires management to make estimates and assumptions, including discount rate, terminal growth rate and forecasts of future revenues and net profit rate. Changes in these assumptions could have a significant impact on the estimated fair value, and the corresponding amount of goodwill impairment charges, if any. For the year ended December 31, 2022, the Company concluded goodwill was fully impaired and recorded an impairment loss of RMB1,820 million.

We identified the impairment evaluation of goodwill as a critical audit matter because of the significant assumption and judgment made by management to estimate the fair value of the reporting unit. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our valuation specialists in performing procedures to evaluate the reasonableness of management's estimates and assumptions related to forecasts of future revenues and net profit rate, and selection of the discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasts of future revenues and net profit rate, and selection of the discount rate used in the impairment evaluation of goodwill included the following, among others:

•
We tested the effectiveness of the control over management's goodwill impairment evaluation, including controls related to forecasts of future revenues, net profit rate and management's determination of discount rate for the reporting unit.
•
We evaluated management's ability to appropriately forecast future revenues and net profit rate by comparing actual results to management's historical forecasts.
•
We evaluated the reasonableness of management's forecasts by comparing the forecast to:

– Historical revenues and operating margins.

– Operation results subsequent to the year end.

– Internal communications to management and the Board of Directors.

– Forecasted information included in Company press releases as well as in analyst reports of the Company.

•
We evaluated the competency, capability and objectivity of the independent external valuer engaged by management to assist the Company in developing the estimates of fair value for purposes of the goodwill impairment evaluation.
•
With the assistance of our internal valuation specialists, we evaluated the reasonableness of the valuation methodology and the mathematical accuracy of the calculations, and evaluated the reasonableness of the discount rate by:

– Testing the source information underlying the determination of discount rate.

– Developing a range of independent estimates for the discount rate and comparing that to the discount rate selected by management.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 18, 2023

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ATRenew Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ATRenew Inc. and its subsidiaries (the “Company”) as of December 31, 2022 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the financial statements as of and for the year ended December 31, 2022 of the Company and our report dated April 18, 2023 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the convenience translation of Renminbi amounts into United States dollar amounts.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 18, 2023

ATRENEW INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$ (note2.6)
ASSETS
Current assets:
Cash and cash equivalents		1,356,342	1,703,626	247,003
Restricted cash		150,000	—	—
Short-term investments (including the fair value measured investments of RMB160,467 and RMB282,230 as of December 31, 2021 and 2022)		510,467	782,230	113,413
Amount due from related parties, net (net of allowance for credit losses of RMB564 and RMB141 as of December 31, 2021 and 2022, respectively)	19	410,088	115,501	16,746
Inventories		478,751	433,467	62,847
Funds receivable from third party payment service providers		405,095	316,277	45,856
Prepayments and other receivables, net	4	840,102	539,077	78,159
Total current assets		4,150,845	3,890,178	564,024
Non-current assets:
Long-term investments (including the fair value measured investments of RMB52,212 and RMB15,780 as of December 31, 2021 and 2022)	7	241,527	219,583	31,837
Property and equipment, net	5	103,843	118,600	17,195
Intangible assets, net	6	1,075,811	544,650	78,967
Goodwill	8	1,803,415	—	—
Amount due from related parties, net, non-current		—	180,000	26,098
Other non-current assets		127,321	95,744	13,882
Total non-current assets		3,351,917	1,158,577	167,979
TOTAL ASSETS		7,502,762	5,048,755	732,003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	9	94,999	123,983	17,976
Amount due to related parties	19	73,976	47,604	6,902
Accounts payable		41,311	73,335	10,633
Contract liabilities		211,964	195,369	28,326
Accrued expenses and other current liabilities	10	296,627	449,489	65,170
Accrued payroll and welfare		105,787	132,468	19,206
Total current liabilities		824,664	1,022,248	148,213
Non-current liabilities:
Operating lease liabilities, non-current	20	34,501	33,523	4,860
Deferred tax liabilities		223,138	111,312	16,139
Total non-current liabilities		257,639	144,835	20,999
TOTAL LIABILITIES		1,082,303	1,167,083	169,212

ATRENEW INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$ (note2.6)
Commitments and contingencies	21
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.001 par value, 941,472,561 and 941,472,561 shares authorized, 100,854,060 and 100,854,060 shares issued and 92,416,377 and 96,388,001 outstanding as of December 31, 2021 and 2022, respectively)		609	609	88
Class B Ordinary shares (US$0.001 par value, 47,240,103 and 47,240,103 shares authorized, 47,240,103 and 47,240,103 shares issued and outstanding as of December 31, 2021 and 2022, respectively)		305	305	44
Class C Ordinary shares (US$0.001 par value, 11,287,336 and 11,287,336 shares authorized, 11,287,336 and 11,287,336 shares issued and outstanding as of December 31, 2021 and 2022, respectively)		7	7	1
Additional paid-in capital		12,954,163	13,131,263	1,903,854
Treasury shares (US$0.001 par value, 5,699,315 outstanding as of December 31, 2022)		—	(217,920)	(31,595)
Accumulated deficit		(6,538,947)	(9,006,884)	(1,305,875)
Accumulated other comprehensive income (loss)		4,322	(25,708)	(3,726)
TOTAL SHAREHOLDERS’ EQUITY		6,420,459	3,881,672	562,791
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,502,762	5,048,755	732,003

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

		Years ended December 31,
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	US$ (note2.6)
Net revenues
Net product revenues		4,244,023	6,654,893	8,676,672	1,257,999
Net service revenues		614,176	1,125,382	1,192,752	172,933
Operating (expenses) income
Merchandise costs		(3,610,434)	(5,735,393)	(7,596,613)	(1,101,405)
Fulfillment expenses		(666,317)	(1,062,066)	(1,123,495)	(162,891)
Selling and marketing expenses		(740,542)	(1,206,649)	(1,536,052)	(222,707)
General and administrative expenses		(177,542)	(433,629)	(230,421)	(33,408)
Technology and content expenses		(151,536)	(264,560)	(227,812)	(33,030)
Goodwill impairment loss	8	—	—	(1,819,926)	(263,864)
Other operating income, net		29,395	26,950	41,238	5,979
Loss from operations		(458,777)	(895,072)	(2,623,657)	(380,394)
Interest expense		(21,090)	(16,778)	(6,163)	(894)
Interest income		9,321	8,370	17,780	2,578
Other (loss) income, net		(39,866)	(50,367)	38,791	5,624
Loss before income taxes		(510,412)	(953,847)	(2,573,249)	(373,086)
Income tax benefits		47,320	143,863	111,783	16,207
Share of loss in equity method investments		(7,526)	(6,563)	(6,471)	(938)
Net loss		(470,618)	(816,547)	(2,467,937)	(357,817)
Accretion of convertible redeemable preferred shares		(1,304,498)	(508,627)	—	—
Net loss attributable to ordinary shareholders of the Company		(1,775,116)	(1,325,174)	(2,467,937)	(357,817)
Net loss per share attributable to ordinary shareholders:
Basic and diluted	17	(94.51)	(13.76)	(15.16)	(2.20)
Weighted average number of shares used in calculating net loss per ordinary share
Basic and diluted		18,782,620	96,306,113	162,819,410	162,819,410
Net loss		(470,618)	(816,547)	(2,467,937)	(357,817)
Foreign currency translation adjustments		2,441	2,239	(30,030)	(4,354)
Total comprehensive loss		(468,177)	(814,308)	(2,497,967)	(362,171)
Accretion of convertible redeemable preferred shares		(1,304,498)	(508,627)	—	—
Total comprehensive loss attributable to ordinary shareholders		(1,772,675)	(1,322,935)	(2,497,967)	(362,171)

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary shares (par value US$0.001)		Class A Ordinary shares (par value US$0.001)		Class B Ordinary shares (par value US$0.001)		Class C Ordinary shares (par value US$0.001)		Treasury shares		Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive (loss) income	Total shareholders’ equity (deficit)
	Number of shares	RMB	Number of shares	RMB	Number of shares	RMB	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	18,782,620	11	—	—	—	—	—	—	—	—	—	(3,438,657)	(358)	(3,439,004)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(470,618)	—	(470,618)
Accretion on convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	—	—	(1,304,498)	—	(1,304,498)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	2,441	2,441
Balance as of December 31, 2020	18,782,620	11	—	—	—	—	—	—	—	—	—	(5,213,773)	2,083	(5,211,679)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(816,547)	—	(816,547)
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	—	—	(508,627)	—	(508,627)
Issuance of ordinary shares at the initial public offering ("IPO"), net of issuance cost of RMB46,931 (Note 12)	—	—	12,072,478	78	—	—	—	—	—	—	1,488,788	—	—	1,488,866
Conversion of Class A/B/C ordinary shares upon the completion of IPO	(18,782,620)	(11)	7,334,873	4	160,411	—	11,287,336	7	—	—	—	—	—	—
Conversion of convertible redeemable preferred shares upon the completion of IPO(Note 14)	—	—	70,254,680	456	47,079,692	305	—	—	—	—	11,000,549	—	—	11,001,310
Issuance of ordinary shares upon exercise of options	—	—	2,627,997	70	—	—	—	—	—	—	—	—	—	70
Share-based compensation	—	—	—	—	—	—	—	—	—	—	454,482	—	—	454,482
Exercise of warrant	—	—	126,349	1	—	—	—	—	—	—	10,344	—	—	10,345
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	2,239	2,239
Balance as of December 31, 2021	—	—	92,416,377	609	47,240,103	305	11,287,336	7	—	—	12,954,163	(6,538,947)	4,322	6,420,459
Net loss	—	—	—	—	—	—	—	—	—	—	—	(2,467,937)	—	(2,467,937)
Repurchase of ordinary shares (Note 15)	—	—	—	—	—	—	—	—	(5,699,315)	(217,920)	—	—	—	(217,920)
Issuance of ordinary shares upon exercise of options	—	—	3,971,624	0	—	—	—	—	—	—	2,864	—	—	2,864
Share-based compensation	—	—	—	—	—	—	—	—	—	—	174,236	—	—	174,236
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(30,030)	(30,030)
Balance as of December 31, 2022	—	—	96,388,001	609	47,240,103	305	11,287,336	7	(5,699,315)	(217,920)	13,131,263	(9,006,884)	(25,708)	3,881,672

The accompanying notes are an integral part of these consolidated financial statements. “0” in above table means less than RMB 1,000.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$ (note2.6)
Cash flows from operating activities:
Net loss	(470,618)	(816,547)	(2,467,937)	(357,817)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	360,781	373,745	405,408	58,779
Noncash lease expenses	—	40,156	53,765	7,795
Loss on the disposal of property and equipment	2,654	73	1,894	275
Provision for allowance for credit losses	12,700	2,090	5,870	851
Write-down of inventories	—	2,595	8,931	1,295
Share of loss in equity method investments	7,526	6,563	6,471	938
Loss on disposal of investment	—	110	—	—
Impairment loss of investments measured at measurement alternatives	3,500	16,500	—	—
Impairment loss of equity method investment	—	—	12,186	1,767
Impairment loss of property and equipment	6,449	—	—	—
Impairment loss of intangible assets, deferred cost and goodwill	—	—	2,097,257	304,074
Fair value change of investments	—	11,627	36,432	5,282
Share-based compensation	—	454,552	174,236	25,262
Loss on the disposal of business or subsidiary	—	585	—	—
Foreign exchange losses (gains)	34,740	16,607	(48,624)	(7,050)
Changes in operating assets and liabilities:
Inventories	(111,437)	(304,377)	36,412	5,279
Prepayments and other receivables, net	(123,535)	(514,815)	250,926	36,381
Amount due from related parties, net	(69,963)	(132,797)	291,045	42,198
Funds receivable from third party payment service providers	(45,842)	(280,832)	88,818	12,877
Other non-current assets	1,119	215	9,789	1,419
Accounts payable	(8,538)	14,110	14,468	2,098
Contract liabilities	—	178,079	(16,595)	(2,406)
Accrued expenses and other current liabilities	63,345	43,297	177,911	25,795
Accrued payroll and welfare	(457)	(9,613)	(19,753)	(2,864)
Amount due to related parties	(27,972)	27,729	(72,678)	(10,537)
Operating lease liabilities	—	(3,751)	(53,109)	(7,700)
Deferred tax liabilities	(47,320)	(143,863)	(111,826)	(16,213)
Net cash (used in) provided by operating activities	(412,868)	(1,017,962)	881,297	127,778
Cash flows from investing activities:
Purchase of property and equipment	(37,839)	(73,920)	(61,463)	(8,911)
Proceeds from disposal of property and equipment	12,733	2,896	5,517	800
Purchases of short-term investments	(99,776)	(787,217)	(666,252)	(96,597)
Purchases of long-term investments	(20,000)	(215,472)	(31,844)	(4,617)
Proceeds on acquisition of subsidiary, net	—	—	29,871	4,331
Prepayment for long-term investment	—	—	(180,000)	(26,098)
Proceeds from maturity of short-term investments	125,573	373,696	394,488	57,195
Collection of loan repayment from related parties	178,666	200,015	13,000	1,885
Loans to related parties	(140,732)	(166,400)	(13,000)	(1,885)
Loans to one third party	—	(37,000)	(12,000)	(1,740)
Collection of loan repayments from one third party	—	33,000	5,000	725
Cash provided by (used in) investing activities	18,625	(670,402)	(516,683)	(74,912)

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2020		2021		2022	2022
	RMB		RMB		RMB	US$ (note2.6)
Cash flows from financing activities:
Proceeds from short-term borrowings	764,143		253,700		185,983	26,965
Repayment for short-term borrowings	(595,094)		(560,972)		(156,970)	(22,759)
Repayment of related party loan	(223)		—		—	—
Proceeds from long-term borrowings	65,200		—		—	—
Prepaid subscription for convertible redeemable preferred shares	150,000		—		—	—
Prepaid subscription for convertible redeemable preferred shares from a related party	35,000		—		—	—
Proceeds from issuance of convertible redeemable preferred shares	512,715		1,138,232		—	—
Payment for convertible redeemable preferred shares issuance costs	(1,779)		(30,203)		—	—
Proceeds from IPO, net of issuance cost of RMB46,931	—		1,488,866		—	—
Proceeds from exercise of options	—		—		2,864	415
Repurchase of ordinary shares	—		—		(217,920)	(31,595)
Cash provided by (used in) financing activities	929,962	—	2,289,623	—	(186,043)	(26,974)
Effect of foreign exchange rate changes on cash and cash equivalents	(28,426)		(12,993)		18,413	2,668
Net increase in cash, cash equivalents and restricted cash	507,293		588,266		196,984	28,560
Cash, cash equivalent and restricted cash at the beginning of the year	411,083		918,376		1,506,642	218,443
Cash, cash equivalent and restricted cash at the end of the year	918,376		1,506,642		1,703,626	247,003
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	918,076		1,356,342		1,703,626	247,003
Restricted cash and others included in the prepayments and other receivables, net	300		150,300		—	—
Total cash, cash equivalents, and restricted cash	918,376		1,506,642		1,703,626	247,003
Supplemental cash flow disclosures of operations:
Interest expenses paid	21,090		16,778		6,163	894
Cash paid for amounts included in the measurement of operating lease liabilities	—		37,119		56,646	8,213
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	—		72,913		62,609	9,077
Supplemental disclosure of non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	1,304,498		508,627		—	—
Exercise of warrant	—		10,345		—	—
Payable for preferred shares issuance costs	(15,618)		(5,220)		—	—
Payable for purchase of property and equipment	—		(3,258)		(8,193)	(1,188)
Receivable from long-term investments	—		22,315		—	—

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

1.
Organization and principal activities

Description of Business

ATRenew Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 22, 2011. The Company through its subsidiaries (collectively, the “Group”) primarily sell pre-owned consumer electronics through its online platforms and offline stores, and provide services to third-party merchants to sell the products through its platforms. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

In April 2022, the Company terminated the former variable interest entity ("VIE") arrangements (see Note 2.2) between Shanghai Aihui Trading Co., Ltd (“Shanghai Aihui”), Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd. (previously Shanghai Yueyee Network Information Technology Co., Ltd) (“Shanghai Yueyee” or “Shanghai Wanwuxinsheng”) and its subsidiaries, and the shareholders of Shanghai Wanwuxinsheng, transferred their equity interests in former VIE to Shanghai Aihui. Following such termination and share transfer, Shanghai Wanwuxinsheng became the Company's subsidiary in which the Company holds direct equity ownership interests of 100%.

As of December 31, 2022, the Company’s major subsidiaries are as follows:

Subsidiaries	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of direct/indirect ownership
Shanghai Wanwuxinsheng	May 21, 2010	Mainland China	100%
AiHuiShou International Company Limited	January 13, 2012	Hong Kong	100%
Shanghai Aihui	August 16, 2012	Mainland China	100%
Shanghai Yueyi Network Information Technology Co., Ltd (“Shanghai Yueyi”)	September 6, 2015	Mainland China	100%
AHS Device Hong Kong Limited	March 8, 2017	Hong Kong	100%
Changzhou Yueyi Network Information Technology Co., Ltd (“Changzhou Yueyi”)	June 23, 2017	Mainland China	100%

2.
Summary of significant accounting policies

2.1 Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.2 Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, former VIE and former VIE’s subsidiaries in which the Company is the primary beneficiary. U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affect the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE. All intercompany balances and transactions and unrealized profit and losses have been eliminated in consolidation.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

Prior to April 2022, in order to comply with the PRC laws and regulations which used to prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group began to operate its websites and other restricted businesses in the PRC through Shanghai Yueyee and its wholly owned subsidiaries since 2011. On August 31, 2012, the Company, through its wholly owned foreign invested subsidiary, Shanghai Aihui, entered into contractual arrangements (“former VIE agreements”) with Shanghai Yueyee and its shareholders.

The following is a summary, as amended, of the former VIE agreements of which the Company is the primary beneficiary.

Former VIE Arrangements

Voting Rights Proxy Agreement

Pursuant to the voting rights proxy agreements signed between each of the shareholders of the former VIE and Shanghai Aihui, each shareholder irrevocably appointed Shanghai Aihui as its attorney-in-fact to exercise on each shareholder’s behalf and all rights that each shareholder has in respect of its equity interest in the former VIE (including but not limited to executing the exclusive right to the voting rights, the right to appoint directors and executive officers of the former VIE, and the right to determine dividend distribution). The powers of attorney will remain effective until the termination of VIE or otherwise instructed by Shanghai Aihui.

Exclusive Technology Consulting and Management Service Agreement and Business Operation Agreement

Pursuant to the exclusive business cooperation agreement between Shanghai Aihui and the former VIE, Shanghai Aihui has the exclusive right to provide the former VIE with complete business support and technical and consulting services, including but not limited to software development and maintenance, internet technical support, database and network security services, and other technical consultation and services. Without Shanghai Aihui’s prior written consent, the former VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. The former VIE agrees to pay Shanghai Aihui service fees at an amount equals to all pre-tax income of the former VIE. Due to the continuous loss generated by former VIE and former VIE's subsidiaries, no service fees have been charged by Shanghai Aihui for the years ended December 31, 2020 and 2021 and for the three months ended March 30, 2022. Shanghai Aihui has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. The exclusive business cooperation agreement has an initial term of 10 years and unless terminated by Shanghai Aihui in advance. Before the expiration of these agreements, upon request by Shanghai Aihui, these agreements shall be renewed or replaced by new agreements.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

Former VIE Arrangements—(Continued)

Option Purchase Agreements

Pursuant to the option purchase agreements, each of the shareholders of the former VIE has irrevocably granted Shanghai Aihui, or any person designated by Shanghai Aihui, an exclusive option to purchase all or part of its equity interests in the former VIE. Shanghai Aihui may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. The former VIE and the shareholders of the former VIE covenant that, without Shanghai Aihui’s prior written consent, they will not, among other things, (i) supplement, change or amend the former VIE’s articles of association and bylaws, (ii) increase or decrease the former VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the former VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of the former VIE and any legal or beneficial interests, (v) enter into any material contract by the former VIE, except in the ordinary course of business, or (vi) merge or consolidate the former VIE with any other entity. The option will remain effective unless Shanghai Aihui has purchased all of the former VIE’s equity.

Powers of Attorney

Pursuant to the power of attorney, each of the shareholders of the former VIE irrevocably authorize Shanghai Aihui to act on his behalf as the only exclusive agent and attorney to exercise all rights as the shareholders of the former VIE, including but not limited to, (i) making decisions as shareholders of the former VIE, (ii) exercising all rights under relevant PRC laws and the articles of association of the former VIE as the shareholders of the former VIE, (iii) handling the sale, transfer, pledge or disposal of the shareholder’s equity interests in the former VIE (in all or in part), including but not limited to signing all necessary equity transfer documents, other documents for disposing of the shareholder’s equity interests in the former VIE and handling all necessary procedures on behalf of the shareholder, (iv) in the name and on behalf of the shareholder, signing any resolutions and meeting minutes as a shareholder of the former VIE, (v) on behalf of the shareholder, nominating, electing, designating, appointing and removing the legal representative, directors, supervisors, general manager, chief financial officer and other senior management personnel of the former VIE, (vi) approving the amendment of the articles of association of the former VIE, and (vii) other matters agreed in the voting proxy agreement, if any. Without the written consent of Shanghai Aihui, the shareholders of the former VIE have no right to increase or decrease, transfer, pledge re-pledge, or otherwise dispose of or change the shareholders’ equity interests in the former VIE.

Share Pledge Agreements

Pursuant to the share pledge agreements, each of the shareholders of the former VIE has pledged the security interest in their respective equity interests in the former VIE, representing 100% equity interests in the former VIE in aggregate to Shanghai Aihui, to guarantee performance by the shareholders of their obligations under the powers of attorney, the exclusive business cooperation agreement and the exclusive option agreement, as well as the performance by the former VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreement. In the event of a breach by the former VIE or any of its shareholders of contractual obligations under these contractual arrangements, Shanghai Aihui, as pledgee, will have the right to dispose of the pledged equity interests in the former VIE and get compensated from the proceeds of such disposal. The shareholders of the former VIE also covenant that, without the prior written consent of Shanghai Aihui, they shall not transfer or agree to other’s transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the exclusive technology consulting and management service agreement and the business operation agreement and the option purchase agreements are terminated or the former VIE and the shareholder of the former VIE discharge all their contractual obligations under these agreements. During the equity pledge period, Shanghai Aihui is entitled to all dividends and other distributions generated by the former VIE.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

Former VIE Arrangements—(Continued)

Spousal Consent Letters

Pursuant to the Spousal Consent Letters, the signing spouses undertake they will not assert any rights over the equity interests VIEs held by the shareholder of the former VIE, and that they will sign any necessary documents and take any necessary actions to ensure the proper performance and implementation of the voting proxy agreement, powers of attorney, share pledge agreements, and option purchase agreements, all of which may be amended or restated from time to time. In addition, in the event that any spouse obtains any equity interests in any VIE held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements described above, as may be amended from time to time.

The irrevocable powers of attorney and voting proxy agreement described above have conveyed all shareholder rights held by the former VIE’s shareholders to Shanghai Aihui, including the right to designate and appoint the former VIE’s legal representative, director, supervisor, chief executive officer and other senior management members. The exclusive option agreements provide Shanghai Aihui with a substantive kick-out right of the former VIE shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the former VIE at the lowest price permitted under the PRC laws then in effect. In addition, through the exclusive technology consulting and management service agreement and business cooperation agreement, Shanghai Aihui has established the right to receive benefits from the former VIE that could potentially be significant to the former VIE, and through the share pledge agreement, Shanghai Aihui has, in substance, an obligation to absorb losses of the former VIE that could potentially be significant to the former VIE. As these contractual arrangements allow the Group to effectively control the former VIE and to derive substantially all of the economic benefits from it, the Group has consolidated the former VIE.

The Company believes that the contractual arrangements amongst Shanghai Aihui, Shanghai Yueyee and their respective shareholders are in compliance with PRC law and are legally enforceable. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system may retroactively affect the enforceability and legality of the historical contractual arrangements.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.2 Basis of Consolidation—(Continued)

Former VIE Arrangements—(Continued)

The following financial information of the former VIE and its subsidiaries were the amounts after elimination of intercompany transactions and balances:

As of December 31, 2021, the former VIE and former VIE's subsidiaries accounted for an aggregate of 83.72% and 93.84% of the consolidated total assets and the consolidated total liabilities, respectively. The former VIE and its subsidiaries contributed 96.41% and 95.55% of the Group’s consolidated revenue for the years ended December 31, 2020 and 2021, respectively. The former VIE and its subsidiaries accounted for 64.00% and 76.90% of the Group's consolidated operating cashflow, (35.89%) and 98.97% of the Group's consolidated investing cashflow, 38.10% and (13.33%) of the Group's consolidated financing cashflow for the years ended December 31, 2020 and 2021, respectively.

For three months ended March 31, 2022, the former VIE and its subsidiaries generated revenue of RMB2,077,250 and resulted net loss of RMB108,799, while the cash provided by or (used in) operating activities, investing activities and financing activities were RMB54,470, (RMB314,535) and RMB67,750, respectively.

2.3 Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation of convertible redeemable preferred shares, convertible bonds, and share-based compensation, assessment for impairment of long-lived assets, including intangible assets, deferred cost, goodwill and long-term investments, fair value of assets and liabilities acquired in business combination, discount rate of operating lease liabilities, inventory provision, estimating the current expected credit losses on financial assets, depreciable lives of property and equipment, and useful life of intangible assets and realization of deferred tax assets.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

As of December 31, 2021 and 2022, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

As of December 31,	Description	Fair value	Significant Other Observable Inputs (Level 2)
		RMB	RMB
2021	Short-term investments	160,467	160,467
2021	Long-term investments	52,212	52,212
2022	Short-term investments	282,230	282,230
2022	Long-term investments	15,780	15,780

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.4 Fair value measurements—(Continued)

The following table presents the Group's assets measured at fair value on a non-recurring basis for the years ended December 31, 2020, 2021 and 2022:

Years ended December 31,	Description	Fair Value	Significant Unobservable Inputs (Level 3)	Total Loss for the Year
		RMB	RMB
2020	Property and equipment	—	—	6,449
2020	Equity investments without readily determinable fair value	—	—	3,500
2021	Equity investments without readily determinable fair value	—	—	16,500
2022	Equity method investments	—	—	12,186
2022	Goodwill	—	—	1,819,926
2022	Intangible assets - Non-Compete Commitment	—	—	14,733
2022	Intangible assets - technology/platform	2,000	2,000	6,217
2022	Intangible assets - brand names	20,000	20,000	185,975
2022	Deferred cost	16,659	16,659	70,406

The Group’s assets and liabilities measured at fair value on a recurring basis subsequent initial recognition include certain short-term investments and long-term investments that the Group elects to apply fair value option under ASC 825 Financial Instruments, and investments at fair value which were classified as level 2 within the fair value hierarchy as the key inputs to the valuation model are observable in active markets. The related losses from such level 2 fair value measurements recognized in the consolidated statements of operations were nil, RMB11,627, RMB36,432 for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group’s assets and liabilities measured at fair value on a nonrecurring basis include the fair value of property and equipment, intangible assets, deferred cost, goodwill, equity method investments, and equity investments without readily determinable fair value when they are deemed to be impaired. The fair values of property and equipment and investments are determined using estimated disposal value. The fair values of intangible assets and goodwill are determined using undiscounted cashflow method (see Note 2.12 and 2.13). The fair value measurements used significant unobservable inputs and were classified as level 3 within the fair value hierarchy. The related losses from such level 3 fair value measurements recognized in the consolidated statements of operations were RMB9,949, RMB16,500 and RMB2,109,443 for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group’s financial instruments not measured at fair value including cash and cash equivalents, certain short-term investments, other receivables, net, amount due from related parties, funds receivable from third party payment service providers, equity investments without readily determinable fair values, short-term borrowings, account payables, amount due to related parties, other current liabilities. The carrying amounts of the short-term financial instruments approximate their costs due to the short-term nature of these assets and liabilities. The fair value of equity investments without readily determinable fair values cannot be reasonably estimated without undue costs.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.5 Functional currency and foreign currency translation

The functional currency of the Company and its subsidiaries, former VIE and former VIE's subsidiaries in the PRC is in Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Hong Kong (“HK”) is in Hong Kong dollars (“HKD”). The functional currency of the Group’s entities incorporated in the United States is in US dollars (“US$”).

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

The Group’s reporting currency is RMB. For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income (loss) in the statements of comprehensive loss and the consolidated statements of change in shareholders’ equity.

2.6 Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972 on December 30, 2022, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 30, 2022, or at any other rate.

2.7 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid, and monetary fund investments with original maturities of three months or less. As of December 31, 2021 and 2022, all cash and cash equivalents are unrestricted as to withdrawal and use.

2.8 Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash represents security deposits held in designated bank accounts as pledged guarantee provided for a related party.

2.9 Inventories

Inventories, consisting of pre-owned and new consumer electronics available for sale, are stated at lower of cost or net realizable value. Provision of inventory is determined using the specific identification method. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving, which is determined based upon factors such as historical and forecasted consumer demand. Inventory provision was recognized nil, RMB2,595 and RMB8,931 for the years ended December 31, 2020, 2021 and 2022, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.10 Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Category	Estimated useful lives
Machinery	3-15 years
Electronic equipment	3 years
Leasehold improvement	Over the shorter of the lease term or expected useful lives
Furniture and office equipment	3 years
Motor vehicle	4 years
Software	3-5 years

Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in other operating income, net of consolidated statements of operations and comprehensive loss. The Group recognized RMB6,449, nil and nil of impairment loss for the years ended December 31, 2020, 2021 and 2022, respectively.

2.11 Intangible assets, net

Intangible assets mainly include those acquired through business combinations and business corporations. Intangible assets arising from the Group’s acquisition of Paipai business from JD.com, Inc. (“JD”) (see Note 3) including Business Cooperation Agreement (“BCA”), Non-Compete Commitment (“NCC”), technology/platform and brand names, and are recognized and measured at fair value with the assistance of a third-party valuation firm using valuation techniques such as discounted cash flow analysis. Major assumptions used in determining the fair value of these intangible assets include forecasts of future revenues and discount rate and royalty saving rate. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over their respective useful lives as follows:

The identifiable intangible assets	Amortization Years
Brand names	10 years
BCA	1-6 years
Technology/platform	5 years
NCC	5 years

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. The estimation of future cash flows involves forecasts of future revenues and net profit rate, and selection of terminal growth rate. Changes in these estimates and assumptions could materially affect the determination of fair value for each the reporting unit. The Group has determined it has only one reporting unit and performed its annual goodwill impairment analysis on December 31 of every year.

As of December 31, 2021, the Group performed qualitative assessment and concluded it was not more likely than not the fair value of the reporting unit was less than the carrying value and therefore no further quantitative assessment was performed. As a result, the Group did not recognize any goodwill impairment losses for the years ended December 31, 2020 and 2021.

As of December 31, 2022, in light of negative changes in market conditions, the Group identified impairment indicators and assessed it was more likely than not the fair value of the reporting unit was less the carrying value. The Group performed quantitative impairment tests on the goodwill, and recognized an impairment loss of RMB1,819,926.

The forecasts of future revenue, the net profit rate, the terminal growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement of the reporting unit. The terminal growth rate and discount rate applied in the evaluation for the year ended December 31, 2022 were 3% and 17%, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.13 Impairment of long-lived assets

The Group evaluates its long-lived assets including intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment analysis is performed if events indicate that it is impaired. Possible indications of impairment may include events or changes in circumstances affecting business forecast and operations. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the carrying amount of the assets exceeds the undiscounted net cash flows, an analysis is performed to determine the fair value of the assets using income approach based on the discounted cash flows and the group recognizes impairment loss on the amount by which the carrying value exceeds the fair value of the asset.

For the years ended December 31, 2020 and 2021, no impairment loss recognized for the long-lived assets. During the year ended December 31, 2022, in light of negative changes in market conditions, the Group identified impairment indicators for intangible assets and performed quantitative impairment tests and recognized RMB206,925 intangible assets impairment losses for the year ended December 31, 2022, of which the impairment loss of brand names, NCC, technology amounted to RMB185,975, RMB14,733 and RMB6,217, respectively.

The Company used Relief from Royalty ("RFR") method, a specific discounted cash flow method to estimate fair value of brand names and technology/platform which involves significant unobservable estimates and assumptions, including discount rate, royalty saving rate and forecasts of future revenues. The Company used incremental income method, a specific discounted cash flow method to estimate fair value of NCC which involves significant unobservable estimates and assumptions, including discount rate and forecasts of future revenues. The discount rate and royalty saving rate applied in the evaluation for the year ended December 31, 2022 were 19% and 1%, respectively.

2.14 Investments

Short-term investments include (i) Term deposits with original maturities longer than three months but less than one year, and (ii) wealth management products with unsecured principal purchased from financial institutions which have original maturities of less than one year. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments in wealth management products at fair value in short-term investments in the consolidated balance sheets. Changes in the fair value of the investments are recorded as other (loss) income, net in the consolidated statements of operations. The Group recognized unrealized gain from fair value changes of nil, RMB467 and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value. The Group recorded impairment losses of nil, nil and RMB12,186 in other (loss) income, net in the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.14 Investments —(Continued)

Equity securities without readily determinable fair value

The Group chose to early adopt ASU 2016-01, Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities on January 1, 2018 and elected to measure these investments using measurement alternative at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other (loss) income.

The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in other (loss) income, net. The Group recorded impairment losses of RMB3,500, RMB16,500 and nil in other (loss) income, net in the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022, respectively.

Investments at fair value

The investments under fair value pertain to structured products in fund-linked notes. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in long-term investments under fair value in the consolidated balance sheets. Changes in the fair value of these investments are recorded as other (loss) income, net in the consolidated statements of loss. The Group recognized unrealized losses from fair value changes of nil, RMB12,094 and RMB36,432 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Disaggregation of revenues

For the year ended December 31, 2020, 2021 and 2022, the disaggregated revenues by revenue streams were as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net online product revenue	3,927,486	6,220,037	6,697,557
Net product revenue from offline channels	316,537	434,856	1,979,115
Net product revenue	4,244,023	6,654,893	8,676,672
Net service revenue for PJT marketplace	276,721	516,155	638,334
Net service revenue for Paipai marketplace	304,965	520,944	474,010
Net service revenue from other channels	32,490	88,283	80,408
Net service revenue	614,176	1,125,382	1,192,752

Net Product Revenue

The majority of the Group’s revenue is derived from online product sales. The Group recognizes revenue from the sale of phones and other consumer electronics goods through the two online platforms it operates: PJT Marketplace (“PJT”) (B2B channel) and Paipai Marketplace (“Paipai”) (B2C channel). The Group utilizes external delivery service providers to deliver goods to its customers. The Group presents revenue generated from its sales of products on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits and recognizes revenue at the point of time when the goods have been delivered to the customers. The customers pay for the goods in advance. The Group offers its customers right of return for a period of 3 to 7 days upon the receipts. Product revenues are reduced by estimated sales return, which has been immaterial in the historical periods.

For product sales through offline channels, the Group recognizes revenue at the point of time when customers pay and obtain control of the products. When transactions involving trade-in devices, the purchase of the pre-owned product and the sale of new product are separately settled in cash on a gross basis and accounted for as two separate transactions. From July 2020, the Group began to net settle the trade-in transactions, and the fair value of trade-in product is recognized as non-cash consideration for the sale of the new product.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Reconciliation of contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. There was no contract asset as of December 31, 2020, 2021 and 2022. Accounts receivable was recorded within prepayments and other receivables, net and was RMB17,228 and RMB150,621 as of December 31, 2021 and 2022.

A contract liability exists when the Group has received consideration but has not transferred the related goods or services to the customer. The Group’s contract liabilities consist of payments received from customers before they received the products, mainly related to offline sales of pre-owned electronics and online channel sales, in which the Group receives advance payments pursuant to the agreements with certain offline customers before the products are transferred. As of December 31, 2021 and 2022, balances of the contract liabilities were RMB211,964 and RMB195,369. The opening balances of RMB25,606, RMB33,884 and RMB211,964 were recognized in the years ended December 31, 2020, 2021 and 2022, respectively. The contract liabilities of December 31, 2022 is expected to be recognized in revenue in 2023.

There were no costs of obtaining a contract for the years ended December 31, 2020, 2021 and 2022.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.17 Revenue recognition — (Continued)

Geographic information

The following is the Group’s net product and service revenues by geographical location:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Mainland China	4,080,229	6,285,247	8,014,495
Hong Kong	145,641	339,616	659,277
Others	18,153	30,030	2,900
Net product revenue	4,244,023	6,654,893	8,676,672
Mainland China	611,975	1,123,351	1,191,924
Hong Kong	2,201	2,031	826
Others	—	—	2
Net service revenue	614,176	1,125,382	1,192,752

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

2.20 Technology and content expenses

Technology and content expenses consist primarily of payroll and related expenses for technology and content employees involved in designing, developing and maintaining technology platform, and improving artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include equipment depreciation, amortization and impairment of technology/platform, as well as data center costs. Technology and platform amortization is amortization of platform arising from acquisition of Paipai business (see Note 3). Technology and content expenses are expensed as incurred.

2.21 Selling and marketing expenses

Selling and marketing expenses consist primarily of platform promotion expenses, channel commissions, advertising expenses, amortization expense, impairment loss and payroll and related expenses for employees involved in marketing and business development activities. Platform promotion expenses consist of Paipai coupons distributed on end consumers who are not customers of the Group on Paipai platform to promote transaction volume. Channel commissions consist of commission paid to sales channel providers and collection channel providers. Amortization expense consist of amortization of business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai business (see Note 3). Impairment loss consist of impairment loss of non-compete commitment, and brand names arising from the acquisition of Paipai business and were nil, nil and RMB200,708 for the years ended December 31, 2020, 2021 and 2022, respectively. Advertising expenses consist of the fees of advertising across multiple platforms in connection with business development. Total advertising expenses were recognized as incurred, and were RMB19,101, RMB82,340, and RMB82,921 for the years ended December 31, 2020, 2021 and 2022 respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

2.23 Other operating income, net

Other operating income, net consists primarily of government subsidies and reimbursements from ADR program. Government subsidies represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Government subsidies are recognized in other operating income in the consolidated statements of operations and comprehensive loss when the government subsidies are received and no further conditions need to be met.

2.24 Share-based compensation

The Group grants share options and restricted share units to the management team and other employees (collectively, “Share-based Awards”). The Group accounted for the Share-based Awards in accordance with ASC 718 Compensation—Stock Compensation. Share-based Awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method, net of actual forfeitures, if any, over the requisite service period, with a corresponding impact reflected in additional paid-in-capital. Share-based Awards that are subject to both the service period and the occurrence of Qualified IPO as performance condition are measured at the grant date fair value and share-based compensation expenses are recognized for the cumulatively vested amount upon the completion of the IPO first and then over the remaining requisite service period. The grant date fair value of share options is determined by Binomial option pricing model. The grant date fair value of restricted share units is determined by the fair value of underlying ordinary shares. The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group accounts for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.

2.25 Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB51,834, RMB93,142 and RMB101,204 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.26 Income taxes—(Continued)

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2020, 2021 and 2022.

2.27 Operating leases

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

2.28 Comprehensive loss

Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, represents accumulated foreign currency translation adjustments from its subsidiaries not using the RMB as their functional currency.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options and convertible bonds which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of the convertible redeemable preferred shares and convertible bonds are computed using the as-if-converted method and the effect of the ordinary shares issuable upon the exercise of outstanding share options is computed using the treasury stock method.

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

2.32 Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC as of December 31, 2020 and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. The Company ceased to qualify as EGC as of December 31, 2021, and adopted the new and revised accounting standards already effective for public companies.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.32 Recent accounting pronouncements—(Continued)

Recently issued accounting pronouncements not yet adopted

In June 2022, the FASB issued ASU 2022-03, Fair value measurement (Topic 820) – Fair value measurement of equity securities subject to contractual sale restrictions. ASU 2022-03 clarifies the guidance on the fair value measurement of an equity security that is subject to a contractual sale restriction and requires specific disclosures related to such an equity security. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted.

In September 2022, the FASB issued ASU 2022-04, Disclosure of Supplier Finance Program Obligations. This ASU provided guidance to increase the transparency of supplier finance programs. The amendments in this ASU require that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs. This update is effective for fiscal years beginning after December 15, 2022.

The Group is in process of evaluating the impact of the above ASUs and currently does not expect the adoption would have a material impact on its consolidated financial statements and related disclosures.

3.
Business combination

Acquisition of Paipai

The Group acquired Paipai, a pre-owned retail platform from JD.com, Inc. (“JD”) on June 3, 2019 for a net purchase consideration of RMB3,243,036, by issuing 26,379,291 shares of Series E convertible redeemable preferred shares. The Group accounted for this acquisition as business combination.

The fair value of the convertible redeemable preferred shares and purchase price allocation were determined by the Group with the assistance of a third-party valuation firm. The following table summarizes the consideration paid for Paipai and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the depreciation/amortization period for the acquired assets.

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

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

3.
Business combination—(Continued)

Acquisition of Shenzhen Aileyou Information Technology Co., Ltd (“Aileyou”)

In June, 2022, in order to integrate the resource and expand its business, the Group acquired the remaining 40% equity interest in Aileyou, an existing equity method investment, for zero consideration. The Group accounted for this acquisition as business combination. Goodwill of RMB16,511 has been recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. The transaction costs related to the above acquisitions were immaterial. The financial results of the acquired business, which are not material, have been included in the Company's consolidated financial statements for the period subsequent to the acquisition. Pro forma information is not presented for the acquisition as the impact to the consolidated financial statements is not material.

4.
Prepayments and other receivables, net

Prepayments and other receivables, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Deposits	26,880	35,797
Customer deposits (1)	232,500	73,861
Account receivables	17,228	150,621
Advance to suppliers (2)	297,383	73,475
VAT recoverables	75,885	99,547
Others	65,924	52,345
Cash advanced to staff	33,992	39,130
Deferred cost (3)	91,245	87,065
Less: allowance for credit losses	(935)	(2,358)
Impairment losses on deferred cost	—	(70,406)
Total	840,102	539,077
(1)
The amount relates to the refundable deposits paid to merchants to whom the Group provides platform service, mainly for consignment service.
(2)
The amount represents the prepayment to suppliers, mainly for purchasing official replacement products, new consumer electronics and pre-owned products.
(3)
Deferred cost represents acquired advertising resources for promotion purpose, and has been amortized based on actual consumptions. In 2022, impairment losses of RMB70,406 have been recognized based on estimated reduction on consumptions.

The movements in the allowance for credit losses for prepayments and other receivables are as follows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance as of January 1	390	—	935
Current period provision	4,600	1,525	6,293
Current period write-off	(4,990)	(590)	(4,870)
Balance as of December 31	—	935	2,358

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

5.
Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Cost
Machinery	31,539	55,872
Electronic equipment	78,543	70,491
Leasehold improvement	106,709	124,990
Furniture and office equipment	9,882	13,782
Motor vehicles	1,423	3,515
Software	6,632	8,554
Total	234,728	277,204
Less: accumulated depreciation	(137,087)	(166,244)
Construction in progress	6,202	7,640
Property and equipment, net	103,843	118,600

Depreciation expense was RMB45,659, RMB36,670 and RMB45,815 for the years ended December 31, 2020, 2021 and 2022, respectively.

6.
Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Business Cooperation Agreement	1,554,046	1,554,046
Brand names	321,000	321,000
Non-compete commitment	79,141	79,141
Technology/platform	31,600	31,600
Total	1,985,787	1,985,787
Less: accumulated amortization	(909,976)	(1,234,212)
Less: accumulated impairment loss	—	(206,925)
Intangible assets	1,075,811	544,650

Amortization expenses related to intangible assets were RMB315,122, RMB317,795, and RMB324,236 for the years ended December 31, 2020, 2021 and 2022, respectively. The Group expects to record amortization expenses of RMB274,015, RMB197,141, RMB62,836, RMB3,114 and RMB7,543 for the years ending December 31, 2023, 2024, 2025, 2026, 2027 and thereafter, respectively.

In the impairment assessment performed in 2022, the Group concluded that the carrying amounts of the intangible assets exceeded their respective fair values and recorded impairment losses of RMB206,925 for the year ended December 31, 2022, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

7.
Long-term investments

The Group's long-term investments consist of:

	As of December 31,
	2021	2022
	RMB	RMB
Equity method investments:
Qingdao Qingle Venture Capital Partnership (“Qingle”)	30,002	30,002
Nantong Wanwuchuangxin Venture Capital Partnership (“Wanwuchuangxin”)	28,951	27,867
Jinsong (Shanghai) Network Information Technology CO. Ltd (“Jinsong”)	22,803	21,355
Other investments	14,416	12,766
Equity securities without readily determinable fair values:
Jinsong (Shanghai) Network Information Technology CO. Ltd (“Jinsong”)	63,430	63,430
AiFenLei Global Co., Ltd. (“AiFenLei”)	—	16,844
Other equity securities without readily determinable fair values	29,713	31,539
Investments at fair value:
China Dynamic Fund I SP	52,212	15,780
Total	241,527	219,583

Equity method investments:

As of December 31, 2021 and 2022, the Group held 11.95% equity interests of Qingle as its limited partner, amounted to RMB30,000 and accounted as an equity method investment.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

7.
Long-term investments —(Continued)

In November 2021, the Group acquired 29.0% equity interest in Wanwuchuangxin, a limited partnership managed by an unrelated third party, as a limited partner with cash consideration of RMB29,000, and accounted for the investment as an equity method investment.

In September 2017, the Group disposed of its mobile phone rental platform to an entity jointly formed by shareholder of the Group and a former employee, Jinsong, and retained 30% shareholding with no board representation. The Group determined it did not have the ability to exercise significant influence over Jinsong and accounted for it under alternative measurement. In 2019, the Group made an additional RMB8,430 investment in preferred shares and RMB1,940 investment in ordinary shares. In July 2021, the Group made another RMB55,000 investment in preferred shares and was entitled to nominate one director to the board. The total equity holding was 25.71% as of December 31, 2021 and 2022. The Group accounted for the investment in ordinary shares of RMB28,370 under equity method as the Group has the ability to exert significant influence over the investee. The investment in preferred shares of RMB63,430 is accounted for as equity securities without readily determinable fair value as they are not in substance ordinary shares. For the year ended December 31, 2021 and 2022, the Group recorded proportionately share of loss of RMB5,567 and RMB1,447 in share of lose in equity method investments, respectively.

Equity securities without readily determinable fair values:

In July 2019, the Group disposed of its household waste recycling business (“AiFenLei”) at zero consideration to the Founder and retained 52.5% economic rights without any voting or significant participating rights. The Group recognized RMB9,259 of loss upon disposal. The retained interest was accounted for under alternative measurement with minimal value at the time of the disposal due to the significant uncertainty associated with AiFenLei. In January 2022, the Group made an additional RMB16,844 investment in preferred shares. The total equity holding for ordinary shares and preferred shares was 33.2% and 0.7% as of December 31, 2022 due to passive dilution.

As of December 31, 2021 and 2022, the Group had RMB29,713 and RMB31,539 respectively, of investment in other equity securities without readily determinable fair values, accounted for using alternative measurement. For years ended December 31 2020, 2021 and 2022, the Group recorded impairment loss of RMB3,500, RMB16,500 and nil, respectively, for these alternative measurement investments.

8.
Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB

Balance at beginning of the year	1,803,415	1,803,415
Goodwill acquired during the year (Note 3)	—	16,511
Impairment losses	—	(1,819,926)
Balance at ending of the year	1,803,415	—

During the year ended December 31, 2022, the Group has one reporting unit. The Group performed qualitative assessment for the reporting unit and considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

The Group recorded an impairment loss of nil, nil and RMB1,819,926 for the years ended December 31, 2020, 2021 and 2022, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

9.
Short-term borrowings

In 2020, the Group entered into credit facility agreements with several Chinese commercial banks and drawn-down RMB610,683 at the weighted average interest rate of 6.26% per annum. In 2021, the Group drawn-down RMB197,000 at the weighted average interest rate of 5.09% per annum and repaid the short-term bank borrowings in the amount of RMB373,292. In 2022, the Group drawn-down RMB185,983 at the weighted average interest rate of 4.60% per annum and repaid the short-term bank borrowings in the amount of RMB112,000. As of December 31, 2021 and 2022, the remaining balance of these loan agreements was RMB50,000 and RMB123,983, respectively.

As of December 31, 2021 and 2022, the Group had unused one-year revolving credit facilities with several Chinese commercial banks to borrow up to RMB150,000 and RMB286,017, respectively for working capital needs.

In 2020 and 2021, the Group entered into several RMB denominated one-year loan agreements with several Chinese commercial banks for RMB153,000 at the weighted average interest rate of 5.29% per annum and RMB56,700 at the weighted average interest rate of 5.09% per annum, respectively. The Group repaid amount of RMB70,000, RMB155,450 and RMB14,250 during the year 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the remaining balance of these loan agreements was RMB14,250 and nil, respectively.

In December 2020, the Group entered into a US$ denominated two-year loan agreement with an independent third party for US$10,000 at the interest rate of 9.00% per annum. The Group repaid amount of RMB2,719, RMB32,230 RMB30,270 equivalent to US$417, US$5,000 and US$4,583 for the years ended December 2020, 2021 and 2022, respectively. As of December 31, 2022, the loan was fully repaid.

As of December 31, 2021 and 2022, the Group has short-term borrowings balance of RMB94,999 and RMB123,983 at weighted average interest rate of 6.08% and 4.54% per annum, respectively.

The Group is subject to certain financial covenants under its credit facilities agreements and the Group was in compliance with all of its debt covenants as of December 31, 2021 and 2022.

10.
Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Deposits from business partner	79,787	151,167
Other tax payable	38,209	90,407
Fulfillment payable	49,190	96,668
Operating lease liabilities - current	35,948	46,426
Collection on behalf of others	29,167	23,305
Others	64,326	41,516
Total	296,627	449,489

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Mainland China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. All of the Group’s PRC subsidiaries, consolidated former VIE and former VIE’s subsidiaries are subject to the statutory income tax rate of 25% except for Shanghai Yueyee which obtained qualification as High and New Technologies Enterprises, or HNTE in 2018 and was entitled to a preferential EIT rate of 15% from 2018 to 2020 if certain conditions are met. In 2021, Shanghai Yueyee renewed its qualification and was entitled to the preferential EIT rate of 15% from 2021 to 2023 if certain conditions are met.

Loss by tax jurisdictions

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Loss from Mainland China operations	456,596	882,229	2,616,828
Loss (income) from non-Mainland China operations	53,816	71,618	(43,579)
Total loss before tax and share of loss of equity method investments	510,412	953,847	2,573,249

The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

11.
Taxation—(Continued)

b) Income tax—(Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax expenses	—	—	43
Deferred tax benefits	(47,320)	(143,863)	(111,826)
Total income tax benefits	(47,320)	(143,863)	(111,783)

The Group did not incur any current income tax expenses for the years ended December 31, 2020 and 2021. The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(2.75%)	(11.86%)	(20.25%)
Super deduction on technology and content expenses	3.52%	2.83%	0.68%
Effect of preferential tax rate for high-tech enterprises	(6.16%)	6.25%	(1.84%)
Effect of different tax rates of a subsidiary operating in other jurisdictions	(1.33%)	(1.85%)	2.01%
Effect of enacted tax rate change of deferred tax liabilities	0.20%	—	—
Effect of expired tax loss	—	(0.54%)	—
Change in valuation allowance	(9.42%)	(4.62%)	(0.97%)
True up	0.21%	(0.13%)	(0.29%)
Total	9.27%	15.08%	4.34%

If the preferential tax rate granted to an entity of the Group were not available, the Group’s income tax benefit would have increased by RMB31,460, decreased by RMB59,594 and increased by RMB47,273 for the years ended December 31, 2020, 2021 and 2022, respectively. The basic and diluted net loss per share attributable to the Company would decrease by RMB1.68, increased by RMB0.62 and decreased by RMB0.29 for the years ended December 31, 2020 2021, and 2022, respectively. Shanghai Yueyee obtained HNTE in December 2021 and it is subject to reduced income tax rate of 15% till 2023, bring an effect of preferential tax rate of income tax benefit amounted to nil, RMB93,250 and nil for the year ended December 31, 2020, 2021 and 2022.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

11.
Taxation—(Continued)

b) Income tax—(Continued)

Deferred tax assets and deferred tax liabilities:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Deferred tax assets
Tax loss carried forward	283,378	278,980	276,958
Deductible temporary differences	32,982	59,598	83,132
Allowance for credit losses	—	375	250
Inventory provision	—	649	689
Unrealized fair value losses for certain investments	—	438	3,808
Impairment loss of long-term investments	—	4,125	3,047
Total deferred tax assets	316,360	344,165	367,884
Less: valuation allowance	(316,360)	(344,165)	(367,884)
Net deferred tax assets	—	—	—
Deferred tax liabilities
Identifiable intangible assets and deferred cost acquired	341,960	223,138	111,312
Total deferred tax liabilities	341,960	223,138	111,312

The movement of deferred tax valuation allowance is as follows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	268,534	316,360	344,165
Additions, net of foreign exchange impacts	47,826	27,805	23,719
Balance at end of the year	316,360	344,165	367,884

As of December 31, 2020, 2021 and 2022, the Group had net operating loss carry forwards of approximately RMB1,155,441, RMB1,199,251 and RMB1,140,585, respectively, which arose from the subsidiaries, former VIE and former VIE’s subsidiaries established in the PRC, Hong Kong. The loss carry forwards will expire until receive of notice from local tax authorities. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2020, 2021 and 2022, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The deferred tax component of income tax benefits is related to the amortization and impairment of deferred tax liabilities resulting from the business and assets acquisitions.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. The Company’s subsidiaries, former VIE and former VIE's subsidiaries located in the PRC and Hong Kong were in accumulated deficit as of December 31, 2020, 2021 and 2022. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2020, 2021 and 2022.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

12.
Ordinary shares

Upon the consummation of the IPO, pursuant to the amended and restated Articles of Association, the Group’s existing preferred shares and ordinary shares was reclassified and re-designated into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, with each Class A ordinary share being entitled to one vote, each Class B ordinary share being entitled to three votes and each Class C ordinary share being entitled to fifteen votes on all matters that are subject to shareholder vote. Class A ordinary shares, Class B ordinary shares and Class C ordinary shares are entitled to the same dividend right. The authorized 1,000,000,000 shares of the Group were comprised of 941,472,561 Class A ordinary shares, 47,240,103 Class B ordinary shares and 11,287,336 Class C ordinary shares.

Upon the completion of IPO, the Group issued 10,822,000 shares of Class A ordinary shares at US$21.0 per share, with total proceeds of US$227,262, net of the underwriting discounts and commissions and offering expenses. Immediately upon the completion of the Group’s IPO, 70,254,680 preferred shares were converted into Class A ordinary shares and 47,079,692 preferred shares were converted to Class B ordinary shares.

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

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

14.
Convertible redeemable preferred shares

All series of convertible redeemable preferred shares were converted to Class A/B ordinary shares immediately upon the completion of the Group’s IPO in June 2021.

The following table summarizes changes in the carrying amount of the convertible redeemable preferred shares for the years ended December 31, 2020 and 2021:

	Series A Convertible redeemable preferred shares (par value US$0.001)		Series B Convertible redeemable preferred shares (par value US$0.001)		Series C Convertible redeemable preferred shares (par value US$0.001)		Series D Convertible redeemable preferred shares (par value US$0.001)		Series E Convertible redeemable preferred shares (par value US$0.001)		Series F Convertible redeemable preferred shares (par value US$0.001)		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance as of December 31, 2019	9,497,040	361,963	7,586,836	295,666	33,320,256	1,393,992	10,068,160	1,005,852	30,021,942	4,022,605	—	—	90,494,234	7,080,078
Issuance	—	—	—	—	—	—	—	—	4,203,072	495,318	—	—	4,203,072	495,318
Accretion	—	83,312	—	65,967	—	311,443	—	147,741	—	696,035	—	—	—	1,304,498
Balance as of December 31, 2020	9,497,040	445,275	7,586,836	361,633	33,320,256	1,705,435	10,068,160	1,153,593	34,225,014	5,213,958	—	—	94,697,306	8,879,894
Issuance	—	—	—	—	—	—	—	—	1,953,652	241,341	9,777,383	1,179,326	11,731,035	1,420,667
Issuance upon conversion of convertible bonds	—	—	—	—	10,906,031	192,122	—	—	—	—	—	—	10,906,031	192,122
Accretion	—	21,898	—	17,207	—	246,015	—	37,083	—	186,424	—	—	—	508,627
Convert to Class A Ordinary shares	(9,497,040)	(467,173)	(7,586,836)	(378,840)	(30,284,935)	(1,467,859)	(7,952,405)	(940,464)	(5,876,520)	(916,388)	(9,056,944)	(1,092,428)	(70,254,680)	(5,263,152)
Convert to Class B Ordinary shares	—	—	—	—	(13,941,352)	(675,713)	(2,115,755)	(250,212)	(30,302,146)	(4,725,335)	(720,439)	(86,898)	(47,079,692)	(5,738,158)
Balance as of December 31,2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

14.
Convertible redeemable preferred shares—(Continued)

The following table summarizes the issuance of convertible redeemable preferred shares:

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

Key terms of the convertible redeemable preferred shares are summarized as follows:

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

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The redemption price equals to the greater of (1) the issue price with a twenty percent compound per annum for Series A and Series B, or ten percent simple per annum return for Series C-1, C-2 and C-3, Series D, Series E and Series F (if the period is less than one year, such return shall be calculated pro rata) to the redemption price payment date, plus all accrued or declared but unpaid dividends or (2) the fair market value of preferred shares.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The Company records accretion on the convertible redeemable preferred shares to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated as the current redemption value, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of convertible redeemable preferred shares was RMB1,304,498, RMB508,627 and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

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

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

15.
Share repurchase program

On December 28, 2021, the Company’s Board of Directors authorized a share repurchase program (“Share repurchase program”) under which the Company may repurchase up to US$100 million worth of its shares over a twelve-month period starting from December 28. 2021. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

On December 28, 2022, the Company’s Board of Directors authorized an extension of the Company’s existing share repurchase program for another twelve-month period starting from December 28, 2022, with all other terms remain unchanged.

Under the Share repurchase program, for the year ended December 31, 2022, the Company has repurchased an aggregate of 5,699,315 shares for total cash consideration of US$34 million (RMB217.9 million) on the open market, at a weighted average price of US$5.94 per share.

The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury share as a component of the shareholders’ equity.

16.
Share based compensation

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

Share options

Under the 2016 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2016 Plan includes a condition where employees can only exercise vested options upon the occurrence of the Company's ordinary shares becoming listed securities, which substantially creates a performance condition ("IPO Condition") that had not been met prior to the Company's IPO. The Group granted 4,074,384, 1,726,988 and 6,343,363 share options with IPO condition to certain employees in the 2019, 2020 and in the April and June 2021, respectively. Therefore, the Group has not recognized any stock-based compensation expenses related to the options granted until June 2021 the performance condition has been met by the IPO completion. The Group granted 525,706 and 3,559,433 share options with service condition to certain employees after completion of IPO in 2021 and 2022, respectively. The options expire in ten years from the date of grant.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

16.
Share based compensation—(Continued)

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2020, 2021 and 2022 were as follows:

For the years ended December 31,
	2020	2021	2022
Expected volatility	47.28%~48.09%	48.47%~48.70%	47.80%~48.20%
Risk-free interest rate (per annum)	0.66%~0.92%	1.35%~1.62%	1.51%~2.94%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	RMB36.02~RMB47.16	RMB40.61~RMB109.73	RMB19.43~RMB62.05
Fair value of share option	RMB35.37~RMB46.53	RMB39.98~RMB109.10	RMB18.39~RMB61.01

The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds at grant date with a maturity period close to the contract term of options, adjusted by country risk differential between U.S. and China. The Group estimated exercise multiples based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. The Group determined the fair value of ordinary shares underlying each share option grant based on estimated equity value and allocation of it to each element of its capital structure. Upon the completion of IPO, the Company used the closing price of ordinary shares on the grant date as the fair value of ordinary share on the grant date. The assumptions used in share-based compensation expenses recognition represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.

The following table summarized the Group’s share option activities under the Option Plans for the year ended December 31, 2022:

	Number of options	Weighted average exercise price per share	Weighted average grant date fair value per share	Weighted average remaining contractual life	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding as of December 31, 2021	17,942,271	0.63	31.78	7.04	676,115
Granted	3,559,433	0.65	22.46
Forfeited	(569,963)	0.63	47.32
Exercised	(3,971,624)	0.60	34.23		135,949
Outstanding as of December 31, 2022	16,960,117	0.64	28.73	6.66	305,280
Vested and expect to vest at December 31, 2022	16,960,117	0.64	28.73
Exercisable at December 31, 2022	10,031,941	0.64	24.33	5.94	180,574

The weighted-average grant-date fair value of options granted during the year 2020, 2021 and 2022 was RMB40.90, RMB57.05 and RMB22.46, respectively. The total intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022, was nil, RMB16,372 and RMB135,949, respectively.

For the year ended December 31, 2022, share-based compensation of RMB169,941 has been recognized. As of December 31, 2022, there were RMB224,042 of total unrecognized compensation expenses related to options which is expected to be recognized over a weighted average period of 1.56 years.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

16.
Share based compensation—(Continued)

Restricted share units

In April 2021, the Group granted a total of 2,964,091 Restricted Share Units ("RSUs") to the management team under 2021 plan, which is vested immediately upon grant. In July 2021, the Group granted a total of 16,500 RSUs under 2016 plan to the management team and the vesting period is three years. In 2022, the Group granted a total of 172,333 RSUs to the management team under 2021 plan, among which 133,333 RSUs vested immediately upon grant, 30,000 RSUs vested on first and second anniversary date of grant and 9,000 RSUs vested on first, second and third anniversary date of grant.

Compensation expense based on fair value is amortized over the requisite service period of award using the straight-line vesting attribution method.

A summary of the RSUs activities for the year ended December 31, 2022 is as follows:

	Number of restricted shares	Weighted average grant-date fair value	Weighted average remaining contractual life
		RMB	Years
Outstanding as of December 31, 2021	16,500	95.46	2.46
Granted	172,333	22.98	—
Vested	(138,833)	27.70	—
Outstanding as of December 31, 2022	50,000	33.81	2.17

The weighted-average grant-date fair value of RSUs granted during the year 2021 and 2022 was RMB163,992, and RMB3,960, respectively. The total intrinsic value of RSUs vested during the years ended December 31, 2021 and 2022 was RMB162,343 and RMB3,845, respectively and total intrinsic value of outstanding RSUs as of December 31, 2022 was RMB1,690.

The share-based compensation expense related to RSUs of nil, RMB164,268 and RMB4,295 were recognized by the Group for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, there were RMB1,751 of total unrecognized compensation expenses related to RSUs for the future period.

The Group recorded share-based compensation expense of nil, RMB 454,552 and RMB 174,236 for the years ended December 31, 2020, 2021 and 2022, respectively, which were classified in the consolidated statements of operations as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Fulfillment expenses	—	59,583	44,408
Selling and marketing expenses	—	38,463	36,104
General and administrative expenses	—	316,911	71,696
Technology and content expenses	—	36,595	22,028

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

17.
Net loss per share attributable to ordinary shareholders

Basic and diluted net loss per share for each of the year presented were calculated as follows. The Group had convertible redeemable preferred shares (Note 14), share options and non-vested restricted share units (Note 16) and convertible bonds (Note 13) which could potentially dilute basic earnings per ordinary share in the future. The calculation of diluted net loss per share does not include the effect of share options, non-vested restricted share units, conversions of convertible bonds and convertible redeemable preferred shares as the effect of the inclusion was anti-dilutive.

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss	(470,618)	(816,547)	(2,467,937)
Accretion to convertible redeemable preferred shares redemption value	(1,304,498)	(508,627)	—
Net loss attributable to ordinary shareholders of the Company	(1,775,116)	(1,325,174)	(2,467,937)
Denominator:
Weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share (note)	18,782,620	96,306,113	162,819,410
Net loss per ordinary share basic and diluted	(94.51)	(13.76)	(15.16)

Note: The vested but not exercised share options and RSUs with nominal exercise price were included in the weighted average number of ordinary shares for the purpose of calculating basic loss per ordinary share.

As of December 31, 2020, 2021 and 2022, diluted net loss per share does not include the following instruments as their inclusion would be antidilutive:

	2020	2021	2022
Convertible bonds and convertible redeemable preferred shares	105,885,960	—	—
Share Options	13,988,681	17,942,271	16,960,117
Non-vested restricted share units	—	16,500	55,500
Total	119,874,641	17,958,771	17,015,617

18.
Statutory reserves and restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, former VIE and former VIE's subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries and consolidated former VIEs located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. Amounts restricted include share capital and the statutory reserve of the Company's PRC subsidiaries, former VIE and former VIE's subsidiaries.

The balance of restricted net assets was RMB440,953 and RMB481,846 as of December 31, 2021 and 2022, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

19.
Related party transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationships with the Group
JD.com, Inc. and its subsidiaries (“JD Group”)	A shareholder of the Group
Aileyou	A former investee of the Group (note)
Shanghai Gulin Technology Co., Ltd and its subsidiaries(“Gulin Group”)	An investee of the Group
Jinsong and its subsidiaries (“Jinsong Group”)	An investee of the Group
AiFenLei and its subsidiaries (“AiFenLei Group”)	An investee of the Group
Shanghai Yueqing Information Technology Co., Ltd(“Yueqing”)	An investee of the Group

Note: Aileyou became a subsidiary of the Group subsequent to the acquisition in June 2022 (see Note 3).

For the years ended December 31, 2020, 2021 and 2022, significant related party transactions were as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net Service Revenue
Services provided to Jinsong Group	—	1,389	5,936
Merchandise costs
Purchase from JD Group	25,440	6,906	10,849
Purchase from Gulin Group(1)	—	175,118	242,929
Operating expenses
Service received from JD Group(2)	166,079	363,946	363,764
Service received from Aileyou	2,019	8,502	—
Service received from Gulin Group	—	3,006	—
Interest income from loans provided to related parties	1,750	1,272	—

Amount due from related parties
Loan to Gulin Group	—	80,500	13,000
Loan to AiFenLei Group	138,332	85,900	—
Loan to Aileyou	2,400	—	—
Repayments from AiFenLei Group	175,755	110,015	—
Repayments from Aileyou	2,911	—	—
Repayments from Gulin Group	—	80,500	13,000
Repayments from Yueqing	—	9,500	—

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

19.
Related party transactions—(Continued)

As of December 31, 2021 and 2022, the amount due from/to related parties are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Due from JD Group (4)	320,955	96,745
Due from Jinsong Group
Other receivables from Jinsong Group	5,670	9,323
Due from AiFenLei Group
Other receivables from AiFenLei Group (5)	24,391	189,567
Due from Aileyou
Loans provided to Aileyou	1,869	—
Other receivables from Aileyou	40,317	—
Due from Gulin Group
Other receivables from Gulin Group	17,450	7
	410,652	295,642
Due to JD Group
Other payables to JD Group (3)	64,975	41,448
Due to Jinsong Group	8,611	5,281
Due to AiFenLei Group	5	—
Due to Gulin Group	385	875
	73,976	47,604

(1)
Gulin is the newly invested investee of the Group in 2021 and is one of the new product suppliers of the Group, the Group mainly purchases new products from Gulin.
(2)
JD Group mainly provides services related to the business on Paipai platform, including channel sales services, advertising services, logistic services and so on.
(3)
Other payables to JD Group mainly include channel commissions payable to JD Group.
(4)
Amount due from JD Group includes fund receivables from payment service provider of JD Group, cash collected by JD Group from third party merchants on behalf of the Group, and advance payment to customers on behalf of JD Group.
(5)
As of December 31, 2022, RMB180,000 was prepaid as deposit to subscribe for preferred shares of AiFenLei (see Note 22).

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

20.
Leases

The Group has leased office and store premises under operating lease agreements for the periods from 2021 to 2025. As of December 31, 2021 and 2022, the Group had no long-term leases that were classified as a financing lease.

For the year ended December 31, 2021 and 2022, the lease expense is as follow:

	Years ended December 31,
	2021	2022
	RMB	RMB
Operating lease expense	43,260	57,302
Short-term lease expense	57,180	66,016
Total lease expense	100,440	123,318

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31, 2021	As of December 31, 2022
Operating lease:	RMB	RMB
Operating leases right-of-use assets	69,612	78,455
Current portion of lease liabilities	35,948	46,426
Non-current portion of lease liabilities	34,501	33,523
Total operating lease liabilities	70,449	79,949
Weighted-average remaining lease term (in years) – operating leases	2.18	1.88
Weighted-average discount rate – operating leases	5.64%	5.40%

As of December 31, 2022, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities are as follows:

Years ending	RMB

2023	49,528
2024	28,388
2025	6,134
Total undiscounted cash flows	84,050
Less: imputed interest	(4,101)
Total	79,949

Lease liabilities due within one year	46,426
Lease liabilities due after one year	33,523

Short-term lease commitment:
2023	25,322

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share, per share data or otherwise noted)

21.
Commitments and contingencies

Commitments

The Group has entered into contracts to use store premises that are not qualify for leases under ASC 842 as the lessors have substantive right to substitute the assets throughout the period of use. The expenses incurred under such contracts during the year ended December 31, 2022 were RMB1,011. Future payments under these non-cancellable contracts are RMB607 for year 2023 and RMB102 for year 2024, respectively.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

22.
Subsequent events

On December 28, 2022, the Company’s Board of Directors authorized an extension of the Company’s existing share repurchase program for another twelve-month period starting from December 28, 2022. For the three months ended March 31, 2023, the Company had repurchased 1,426,490 ADSs for a total cash consideration of US$4.1 million.

On March 31,2023, the Group entered into an agreement to subscribe for preferred shares of AiFenlei for a total consideration of US$40 million, of which, RMB180,000 had been prepaid as a deposit in December 2022. The Group is entitled to nominate two members of the Board of Directors upon closing. The transaction is expected to be closed in 2023.

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	45,520	34,548	5,009
Amounts due from related parties, net	22,315	—	—
Prepayments and other receivables, net	47,524	32,403	4,698
Total current assets	115,359	66,951	9,707
Non-current assets:
Long-term investments	23,694	19,806	2,872
Investments in subsidiaries, former VIE and former VIE’s subsidiaries	6,297,373	3,783,114	548,500
Other non-current assets	16,670	14,909	2,162
Total Non-current assets	6,337,737	3,817,829	553,534
TOTAL ASSETS	6,453,096	3,884,780	563,241
LIABILITIES
Current liabilities:
Short-term borrowings	30,300	—	—
Accrued expenses and other current liabilities	2,337	3,108	450
Total current liabilities	32,637	3,108	450
TOTAL LIABILITIES	32,637	3,108	450
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.001 par value, 941,472,561 and 941,472,561 shares authorized, 100,854,060 and 100,854,060 shares issued and 92,416,377 and 96,388,001 outstanding as of December 31, 2021 and 2022, respectively)	609	609	88
Class B Ordinary shares (US$0.001 par value, 47,240,103 and 47,240,103 shares authorized, 47,240,103 and 47,240,103 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	305	305	44
Class C Ordinary shares (US$0.001 par value, 11,287,336 and 11,287,336 shares authorized, 11,287,336 and 11,287,336 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	7	7	1
Additional paid-in capital	12,954,163	13,131,263	1,903,854
Treasury shares (US$0.001 par value, 5,699,315 outstanding as of December 31, 2022)	—	(217,920)	(31,595)
Accumulated deficit	(6,538,947)	(9,006,884)	(1,305,875)
Accumulated other comprehensive income (loss)	4,322	(25,708)	(3,726)
TOTAL SHAREHOLDERS’ EQUITY	6,420,459	3,881,672	562,791
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,453,096	3,884,780	563,241

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Expenses and (loss) income
Selling and marketing expenses	—	(28)	—	—
General and administrative expenses	(1,000)	(7,228)	(15,909)	(2,307)
Other operating income	—	—	22,869	3,316
Interest income	6	82	—	—
Interest expenses	—	(4,238)	(1,297)	(188)
Other (loss) income, net	(19,844)	(43,287)	207,914	30,145
Equity in losses of subsidiaries and share of loss from former VIE and former VIE’s subsidiaries	(449,780)	(761,848)	(2,681,514)	(388,783)
Net loss attributable to the Company	(470,618)	(816,547)	(2,467,937)	(357,817)
Accretion of convertible redeemable preferred shares	(1,304,498)	(508,627)	—	—
Net loss attributable to ordinary shareholders	(1,775,116)	(1,325,174)	(2,467,937)	(357,817)

Net loss attributable to the Company	(470,618)	(816,547)	(2,467,937)	(357,817)
Foreign currency translation adjustments	2,441	2,239	(30,030)	(4,354)
Total comprehensive loss	(468,177)	(814,308)	(2,497,967)	(362,171)
Accretion of convertible redeemable preferred shares	(1,304,498)	(508,627)	—	—
Total comprehensive loss attributable to ordinary shareholders	(1,772,675)	(1,322,935)	(2,497,967)	(2,497,967)

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cash used in operating activities	—	(4,295)	37,835	5,486
Cash flows from investing activities:
Purchase of long-term investments	—	(32,427)	(12,644)	(1,833)
Investments in subsidiaries’ and former VIE’s subsidiaries	(500,551)	(2,589,491)	(595,130)	(86,286)
Collection of investments in subsidiaries’ and former VIE’s subsidiaries	—	—	804,743	116,677
Cash (used in) provided by investing activities	(500,551)	(2,621,918)	196,969	28,558
Cash flows from financing activities:
Proceeds from long-term borrowings	65,200	—	—	—
Proceeds from exercise of options	—	—	2,864	415
Repurchase of ordinary shares	—	—	(217,920)	(31,595)
Repayment for short-term borrowings	(2,719)	(32,230)	(30,720)	(4,454)
Proceeds from issuance of convertible redeemable preferred shares	512,715	1,138,232	—	—
Proceeds from IPO, net of issuance cost of RMB46,931	—	1,488,866	—	—
Cash provided by (used in) financing activities	575,196	2,594,868	(245,776)	(35,634)

Net increase (decrease) in cash, cash equivalents	74,645	(31,345)	(10,972)	(1,591)
Cash, cash equivalent at the beginning of the year	2,220	76,865	45,520	6,600
Cash, cash equivalent at the end of the year	76,865	45,520	34,548	5,009
Supplemental cash flow disclosures of continuing operations:
Interest expenses paid	—	(4,238)	(1,297)	(188)
Supplemental disclosure of non-cash investing and financing activities:
Exercise of warrant	—	10,345	—	—

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

2. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and former VIE. For the parent company, the Company records its investments in subsidiaries and former VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as “Investments in subsidiaries, former VIE and former VIE’s subsidiaries” or and the subsidiaries and former VIE’ profit or loss as “Equity in losses of subsidiaries and share of loss from former VIE and former VIE’s subsidiaries” on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and former VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures provide certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

4. As of December 31, 2022, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company. Besides the short-term borrowings existed as of the year ended December 31, 2020 and 2021, there were no other material contingencies, significant provisions of long-term obligations, guarantees of the Company for the years ended December 31, 2020 and 2021.