Form 20-F
period 2023-12-31
ATRenew Inc.
filed 2024-04-12
CIK 1838957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (every three ADSs represent two Class A ordinary shares, par value US$0.001 per share)	RERE	New York Stock Exchange
Class A ordinary shares, par value US$0.001 per share*		New York Stock Exchange

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

87,795,879 Class A ordinary shares, 47,240,103 Class B ordinary shares and 11,287,336 Class C ordinary shares (excluding (i) 2,084,384 Class A ordinary shares issued to our depositary bank for the purpose of bulk issuance, (ii) 6,820,217 Class A ordinary shares underlying ADSs repurchased by the issuer, and (iii) 5,420,246 treasury shares), par value US$0.001 per share, as of December 31, 2023.

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
•
“AHS,” “we,” “us,” “our company” and “our” are to our Cayman Islands holding company, ATRenew Inc. (formerly known as AiHuiShou International Co. Ltd.), its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities, including Shanghai Wanwuxinsheng, during the effective period of the contractual agreements;
•
“China” and the “PRC” are to the People’s Republic of China;
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

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

(1)
Prior to April 2022, the variable interest entity structure was established through a series of contractual arrangements between Shanghai Aihui, Shanghai Wanwuxinsheng, i.e. the former VIE, and the shareholders of Shanghai Wanwuxinsheng. As a result of such contractual arrangements, financial results of Shanghai Wanwuxinsheng and its subsidiaries were consolidated in our consolidated financial statements under the U.S. GAAP. In April 2022, Shanghai Aihui acquired all equity interests of Shanghai Wanwuxinsheng from the shareholders of Shanghai Wanwuxinsheng, following which Shanghai Wanwuxinsheng became a subsidiary of our company and the variable interest entity structure was completely unwound.

ATRenew Inc. is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Were this holding company structure to be challenged or disallowed by any regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. This holding company structure also involves certain risks in terms of dividend distribution, direct investment in entities in mainland China and obtaining benefits under the tax treaty. See “Item 3. Key Information—D.Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the historical contractual arrangements with the former VIE that establish the structure for operating certain of our businesses in mainland China did not comply with mainland China regulations relating to the industries, or if these regulations or the interpretation of existing regulations change in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the consolidated affiliated entities.” See “Item 3. Key Information—D.Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3.D. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Mainland China regulations relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are mainland China residents to liability and penalties under mainland China law.” See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution.”

Historical variable interest entity structure

Prior to the unwinding of the variable interest entity structure in April 2022, Shanghai Aihui was a party to a series of contractual arrangements with Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng, which allowed us to (i) have the power to direct activities of Shanghai Wanwuxinsheng that most significantly affect its economic performance, (ii) receive all economic benefits of Shanghai Wanwuxinsheng; and (iii) have an exclusive option to purchase all of the equity interests in Shanghai Wanwuxinsheng when and to the extent permitted by laws and regulations in mainland China, and thus satisfying the conditions for consolidation of the former VIE under U.S. GAAP.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was amended by the Consolidated Appropriations Act, 2023 in December 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States and the NYSE may determine to delist the ADSs. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, the headquarters of which is located in mainland China. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Doing Business in China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in mainland China and we are subject to complex and evolving laws and regulations in mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

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

Permissions Required from the PRC Authorities for Our Operations and Securities Offerings

Our operations in mainland China are governed by laws and regulations in mainland China. Based on laws and regulations currently in effect in mainland China and the advice of our PRC counsel, Han Kun Law Offices, as of the date of this annual report, we have obtained licenses, permits and approvals from the government authorities in mainland China that are necessary for the business operations of our subsidiaries in mainland China, i.e. (i) the business license, (ii) the license for value-added telecommunications services for online data processing and transaction processing (limiting to commercial e-commerce), (iii) the food operation license for selling prepackaged food and alcoholic commodities, and (iv) the approval for enterprises implementing other work hours system for implementing flexible work hours system and comprehensive work hours system for certain employees of our headquarters, certain offline AHS stores and operation centers. Our Hong Kong intermediate holding companies have also obtained licenses, permits and approvals that are necessary for the business operations in Hong Kong. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation.” Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we and our subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such permissions and approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of our ADSs to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

Furthermore, in connection with our past issuance of securities to foreign investors through public offering, under current laws, regulations and regulatory rules in mainland China, based on the legal advice of our PRC counsel, Han Kun Law Offices, as of the date of this annual report, we (i) have not been required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, and (iii) have not been required to obtain or denied such permissions from any other government authority in mainland China. On February 17, 2023, the CSRC released several regulations regarding overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines and the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, collectively, the Overseas Listing Filing Rules, which took effect on March 31, 2023. The Overseas Listing Filing Rules establish new requirements and procedures, essentially filing procedures, for direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” According to the Overseas Listing Filing Rules, and as advised by our PRC counsel, issuers that had completed overseas listings before March 31, 2023, such as our company, are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. With respect to the cybersecurity review by the Cyberspace Administration of China, our PRC counsel has consulted the government authority in mainland China, which confirmed that, under the currently effective laws and regulations in mainland China, a company already listed on a foreign stock exchange before promulgation of the latest Measures for Cybersecurity Review is not required to go through a cybersecurity review by the Cyberspace Administration of China to maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective laws and regulations in mainland China, we are not required to go through a cybersecurity review by the Cyberspace Administration of China for our past issuance of securities to foreign investors through public offering and maintaining our listing status on the NYSE. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Transfer of Funds and Other Assets Within Our Organization

ATRenew Inc. transfers cash to its wholly-owned subsidiaries in Hong Kong by providing loans and making capital contributions, and the Hong Kong subsidiaries transfer cash to the subsidiaries in mainland China by making capital contributions and providing loans to them. Because ATRenew Inc. and its subsidiaries did not own equity interests of the former VIE prior to unwinding of the variable interest entity structure, they were not able to make direct capital contribution to the former VIE and its subsidiaries. However, if the former VIE and its subsidiaries were ever to need financial support, ATRenew Inc. and its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the former VIE through loans to the shareholders of the former VIE, who in turn inject the amount into the former VIE as capital contribution or entrustment loans to the former VIE and its subsidiaries.

Shanghai Aihui Trading Co., Ltd. and Shanghai Yueou Information Technology Co., Ltd. (the “Two Shanghai Subsidiaries”), transferred cash to the former VIE and its subsidiaries of RMB3,014.0 million in 2021 and RMB351.6 million in the period before the complete unwinding of the variable interest entity structure in 2022 by providing loans. The Two Shanghai Subsidiaries received loan repayments from the former VIE and its subsidiaries of RMB700.0 million in 2021 and RMB175.0 million in the period before the completely unwinding of the variable interest entity structure in 2022.

The Company’s intermediate holding company, i.e. AiHuiShou International Company Limited, transferred cash to the Two Shanghai Subsidiaries, including the cash transferred to the former VIE and its subsidiaries after the complete unwinding of the variable interest entity structure, of RMB3,229.9 million in 2021, RMB1,801.6 million in 2022 and nil in 2023 by providing loans. The Company’s intermediate holding company received loan repayments from the Two Shanghai Subsidiaries of RMB1,100.0 million in 2021, RMB1,785.0 million in 2022 and RMB511.5 million in 2023.

The Company transferred cash to its intermediate holding company of RMB2,589.5 million in 2021, RMB595.1 million in 2022 and RMB14.6 million in 2023 by making capital contributions, and the Company received cash from its intermediate holding company as investment returns of nil in 2021, RMB804.7 million in 2022 and RMB223.2 million in 2023.

There were no other transfer of assets, dividends or distributions made between the Company, the former VIE and the Two Shanghai Subsidiaries, and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the years ended December 31, 2021, 2022 and 2023. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no

Cayman Islands withholding tax will be imposed. Our mainland China and Hong Kong subsidiaries and the former VIE have incurred cumulative losses since inception. We have no current intention to pay dividends to our shareholders.

The former VIE and its subsidiaries may transfer cash to the WFOE by service fees charged at an amount equals to all pre-tax income of the former VIE for the complete business support and technical and consulting services provided by WFOE. Due to the continuous loss generated by the former VIE, no service fees were charged by WFOE in 2021, 2022 and 2023.

Our subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under laws in mainland China, our subsidiaries in mainland China are required to allocate at least 10% of their after-tax profits each year profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these mainland China laws and regulations, our mainland China subsidiaries are restricted in their ability to transfer a portion of their net assets, including share capital and the statutory reserve, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB441.0 million, RMB481.8 million and RMB3,024.9 million as of December 31, 2021, 2022 and 2023, respectively.

To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong subsidiary, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to imposition of restrictions and limitations on the ability of the Company or its subsidiaries by the PRC government to transfer cash or assets. For further details, see “Item 3. Key Information—D. Risk Factors—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Neither our subsidiaries nor the former VIE is obligated to make dividends or distributions to our company under the contractual arrangements. To date, no dividends or distributions have been made to our company by our subsidiaries or the former VIE.

We have established a centralized cash management policy to direct how funds are transferred between the Company and its subsidiaries to improve the efficiency and ensure the security of cash management. Our cash management program is centralized within our funds and payment center. Funds are deployed to each operating entity based on the budget and operating conditions of each operating entity. The funds and payment center is responsible for the centralized management of cash inflows and outflows of our operating entities. Each cash requirement, after raised by an operating entity, is required to go through a review process by our funds and payment center. We will transfer the cash to the bank account of the operating entity after the application for cash requirement is approved by the Funds and Payment Center. Furthermore, the funds will be transferred in accordance with the applicable laws and regulations discussed under “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution.”

A.
Selected Financial Data

The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheets data as of December 31, 2022 and 2023, and selected consolidated statements of cash flows data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2019 and 2020, the selected consolidated balance sheets data as of December 31, 2019, 2020 and 2021, and the selected consolidated statements of cash flows data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2019, 2020, 2021, 2022 and 2023:

	For the Years Ended December 31,
	2019		2020		2021		2022		2023
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Net revenues
Net product revenues	3,730,206	94.9	4,244,023	87.4	6,654,893	85.5	8,676,672	87.9	11,658,298	1,642,037	89.9
Net service revenues	201,652	5.1	614,176	12.6	1,125,382	14.5	1,192,752	12.1	1,307,484	184,155	10.1
Total net revenues	3,931,858	100.0	4,858,199	100.0	7,780,275	100.0	9,869,424	100.0	12,965,782	1,826,192	100.0
Operating (expenses) income
Merchandise costs	(3,176,401)	(80.8)	(3,610,434)	(74.3)	(5,735,393)	(73.7)	(7,596,613)	(77.0)	(10,338,870)	(1,456,199)	(79.7)
Fulfillment expenses	(658,149)	(16.7)	(666,317)	(13.7)	(1,062,066)	(13.7)	(1,123,495)	(11.4)	(1,123,994)	(158,311)	(8.7)
Selling and marketing expenses	(566,792)	(14.4)	(740,542)	(15.2)	(1,206,649)	(15.5)	(1,536,052)	(15.6)	(1,250,860)	(176,180)	(9.6)
General and administrative expenses	(140,874)	(3.6)	(177,542)	(3.7)	(433,629)	(5.6)	(230,421)	(2.3)	(265,981)	(37,463)	(2.1)
Technology and content expenses	(142,858)	(3.7)	(151,536)	(3.1)	(264,560)	(3.4)	(227,812)	(2.3)	(195,679)	(27,561)	(1.5)
Goodwill impairment loss	—	—	—	—	—	—	(1,819,926)	(18.4)	—	—	—
Other operating income, net	21,410	0.6	29,395	0.6	26,950	0.3	41,238	0.4	36,264	5,108	0.3
Loss from operations	(731,806)	(18.6)	(458,777)	(9.4)	(895,072)	(11.6)	(2,623,657)	(26.6)	(173,338)	(24,414)	(1.3)
Interest expense	(12,397)	(0.3)	(21,090)	(0.5)	(16,778)	(0.2)	(6,163)	(0.1)	(7,056)	(994)	(0.1)
Interest income	7,813	0.2	9,321	0.2	8,370	0.1	17,780	0.2	37,875	5,335	0.3
Other income (loss), net	3,581	0.1	(39,866)	(0.8)	(50,367)	(0.6)	38,791	0.4	(5,887)	(829)	(0.1)
Loss before income taxes	(732,809)	(18.6)	(510,412)	(10.5)	(953,847)	(12.3)	(2,573,249)	(26.1)	(148,406)	(20,902)	(1.2)
Income tax benefits	30,120	0.8	47,320	1.0	143,863	1.8	111,783	1.1	42,530	5,990	0.3
Share of loss in equity method investments	(2,199)	(0.1)	(7,526)	(0.2)	(6,563)	(0.1)	(6,471)	(0.1)	(50,374)	(7,095)	(0.4)
Net loss	(704,888)	(17.9)	(470,618)	(9.7)	(816,547)	(10.6)	(2,467,937)	(25.1)	(156,250)	(22,007)	(1.3)
Net loss per share attributable to ordinary shareholders:
Basic	(84.27)		(94.51)		(13.76)		(15.16)		(0.96)	(0.14)
Diluted	(84.27)		(94.51)		(13.76)		(15.16)		(0.96)	(0.14)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	18,782,620		18,782,620		96,306,113		162,819,410		162,160,835	162,160,835
Diluted	18,782,620		18,782,620		96,306,113		162,819,410		162,160,835	162,160,835

The following table presents our selected consolidated balance sheets data as of December 31, 2019, 2020, 2021, 2022 and 2023:

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	410,783	918,076	1,356,342	1,703,626	1,978,696	278,694
Restricted cash	—	—	150,000	—	210,000	29,578
Short term investments	125,573	97,866	510,467	782,230	410,547	57,824
Total current assets	1,094,908	1,874,638	4,150,845	3,890,178	4,526,719	637,575
Intangible assets, net	1,682,963	1,367,841	1,075,811	544,650	270,631	38,118
Goodwill	1,803,415	1,803,415	1,803,415	—	—	—
Restricted cash included in the other non-current assets	—	—	—	—	2,000	281
Total non-current assets	3,690,539	3,351,700	3,351,917	1,158,577	966,360	136,110
Total assets	4,785,447	5,226,338	7,502,762	5,048,755	5,493,079	773,685
Total current liabilities	755,093	1,183,539	824,664	1,022,248	1,691,465	238,239
Total non-current liabilities	389,280	374,584	257,639	144,835	90,153	12,697
Total liabilities	1,144,373	1,558,123	1,082,303	1,167,083	1,781,618	250,936
Total mezzanine equity	7,080,078	8,879,894	—	—	—	—
Total shareholders' (deficit) equity	(3,439,004)	(5,211,679)	6,420,459	3,881,672	3,711,461	522,749

The following table presents our selected consolidated statements of cash flows data for the years ended December 31, 2019, 2020, 2021, 2022 and 2023:

	For the Years Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(410,794)	(412,868)	(1,017,962)	881,297	243,898	34,351
Cash (used in) provided by investing activities	(304,349)	18,625	(670,402)	(516,683)	172,013	24,228
Cash provided by (used in) financing activities	455,751	929,962	2,289,623	(186,043)	68,703	9,677
Effect of foreign exchange rate changes on cash and cash equivalents	4,515	(28,426)	(12,993)	18,413	2,456	346
Net (decrease) increase in cash, cash equivalents and restricted cash	(254,877)	507,293	588,266	196,984	487,070	68,602
Cash, cash equivalents and restricted cash at the beginning of the year	665,960	411,083	918,376	1,506,642	1,703,626	239,951
Cash, cash equivalents and restricted cash at the end of the year	411,083	918,376	1,506,642	1,703,626	2,190,696	308,553

Non-GAAP Financial Measures

We use adjusted (loss) income from operations and adjusted net (loss) income, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted (loss) income from operations represents (loss) income from operations excluding the impact of the impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net (loss) income represents net (loss) income excluding the impact of the impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions, and tax effect of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions.

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

The following table reconciles our adjusted (loss) income from operations and adjusted net (loss) income for the periods indicated to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are loss from operations and net loss for the periods indicated:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands, except for share numbers and per share data)
Loss from operations	(895,072)	(2,623,657)	(173,338)	(24,414)
Add:
Share-based compensation expenses	454,552	174,236	134,402	18,930
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	337,075	359,068	290,677	40,941
Impairment loss of deferred cost, intangible assets and goodwill	—	2,097,257	—	—
Adjusted (loss) income from operations	(103,445)	6,904	251,741	35,457

Net loss	(816,547)	(2,467,937)	(156,250)	(22,007)
Add:
Share-based compensation expenses	454,552	174,236	134,402	18,930
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	337,075	359,068	290,677	40,941
Impairment loss of deferred cost, intangible assets and goodwill	—	2,097,257	—	—
Less:
Tax effects of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(143,863)	(111,783)	(43,654)	(6,149)
Adjusted net (loss) income	(168,783)	50,841	225,175	31,715

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Below is a summary of material risks we face, organized under relevant headings. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future. Full-fledged discussion of these risks can be found in the section headed “Risk factors.”

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
•
The price differences between our collection and resale of pre-owned consumer electronics in connection with the transactions we operate directly and the fees we charge from transactions on our online marketplaces may fluctuate or decline in the future. Any material decrease in such fees or price differences would harm our business, financial condition and results of operations;
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

Risks Related to Our Corporate Structure

We face risks and uncertainties related to our former corporate structure, including the following:

•
If the PRC government finds that the historical contractual arrangements with the former VIE that establish the structure for operating certain of our businesses in mainland China did not comply with mainland China regulations relating to the industries, or if these regulations or the interpretation of existing regulations change in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the consolidated affiliated entities.

Risks Related to Doing Business in China

Our business operations are primarily conducted in mainland China and we are subject to complex and evolving laws and regulations in mainland China as well as risks and uncertainties relating to doing business in mainland China in general, including, but are not limited to, the following:

•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 43 for more details;
•
Uncertainties with respect to the legal system in mainland China and changes in laws and regulations in mainland China could adversely affect us. Certain laws and regulations in mainland China can change quickly, creating risks and uncertainties with respect to their interpretation and enforcement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us” on page 44 for more details;
•
The PRC government, through the evolving regulatory system, has significant oversight over our business operation and may intervene or influence our operations and exert more oversight and control over our operations and offerings conducted overseas and/or foreign investment in, China-based issuers, which could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 44 for more details;
•
Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects” on page 45 for more details;
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against us, our directors, or our management based on foreign laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, our directors, or our management based on foreign laws” on page 45 for more details;
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” on page 42 for more details; and
•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 42 for more details.

As of the date of this annual report, the laws or regulations currently effective in Hong Kong regarding data security are not applicable to our business operations in Hong Kong. As such, we believe that data security laws and regulations in Hong Kong have no impact on our business operations in Hong Kong. However, new laws or regulations related to data security in Hong Kong may be enacted or promulgated in the future, and such laws and regulations may have a material impact on our business in Hong Kong. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D.Risk Factors—Risks Related to Doing Business in China.”

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

In June 2019, we entered into a five-year framework business cooperation agreement, as amended, with JD Group covering extensive cooperation in areas such as user traffic, marketing, research and development, commission sharing, supply chain and logistics, and customer service and after-sales services. In 2023, the GMV of the pre-owned consumer electronics we collected through our AHS Recycle from JD Group’s platforms accounted for approximately 11.6% of our total GMV. If we are unable to maintain our collaboration with JD Group or if JD Group builds or invests in similar business as ours after the term of the agreement, our business, results of operations and financial condition would be materially and adversely affected. Even if we are able to maintain our relationship with JD Group, if JD Group experiences a business deterioration, a decline in market position or market share, or a damage to its brand image or reputation, our business and results of operations may also be negatively affected due to our reliance on and close relationship with JD Group and our customers’ trust on us may also diminish. In the event that we fail to maintain our relationship with JD Group, we cannot assure you that we will be able to establish a similar cooperative relationship with a comparable business partner under commercially reasonable terms in a timely manner. In addition, our business collaboration arrangement with JD Group contains certain undertakings made by JD Group that are beneficial to us. These undertakings, however, are contingent on our continuing to meet certain conditions. If we are unable to meet these requirements, the scope of our collaboration with JD Group could diminish significantly and the business collaboration arrangement with JD Group could even be terminated under certain circumstance, all of which could materially and adversely affect our business, results of operations and financial condition.

In addition to our strategic relationship with JD Group, JD Group also has a significant influence on our overall business operations. As of February 28, 2024, JD Group holds approximately 34.1% of our total issued and outstanding shares and approximately 36.2% of the total voting power of our shares. As a result, JD Group may have a conflict of interest with us and prevent us from engaging in transactions that may be beneficial to you as a holder of ADSs.

Apart from JD Group, we have also entered into business collaboration arrangements with other business partners, such as branded consumer electronics manufacturers and distributors, to expand source of supply for pre-owned consumer electronics. We cannot assure you that we are able to maintain our relationships with our major business partners in the future. We may not be able to successfully extend or renew our current business collaboration arrangements with these business partners on commercially reasonable terms, or at all, upon expiration or early termination of the current arrangements. Furthermore, we, our employees and our business partners may inadvertently breach certain provisions and therefore subject us to liabilities under these arrangements. Disputes may also arise due to reasons that we are unable to foresee. If we are unable to resolve disputes with our business partners, we may not be able to continue our cooperation with them. In addition, certain of our business partners were sanctioned by the U.S. government. It is possible that we may have to cease cooperation with these business partners so as to be compliant with the U.S. laws as a U.S. listed company. As a result, transaction volume on our platform, our results of operations and financial conditions could be materially and adversely affected.

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

We incurred net losses of RMB816.5 million in 2021, RMB2,467.9 million in 2022 and RMB156.3 million (US$22.0 million) in 2023. In addition, our operating activities had historically generated negative net cash flows. We had started to generate net cash inflow from operating activities since 2022 and the net cash flow remains positive in 2023. We may continue to further develop and expand our business, upgrade our technologies, and these investments may not result in an increase in profit or positive net cash flows from our operations in the future.

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
•
outbreak of viruses or widespread illness;
•
unemployment levels;
•
minimum wages and personal debt levels of consumers;

•
access to consumption loans by consumers;
•
consumer confidence in future economic conditions;
•
fluctuations in the financial markets; and
•
natural disasters, war, terrorism and other hostilities.

Reduced consumer confidence and spending cut backs may result in reduced demand for pre-owned consumer electronics sold on our online marketplaces. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions and any related decrease in consumer demand for pre-owned consumer electronics could have a material adverse effect on our business, financial condition and results of operations. For example, COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The price differences between our collection and resale of pre-owned consumer electronics in connection with transactions we operate directly and the fees we charge from transactions on our online marketplaces may fluctuate or decline in the future. Any material decrease in such fees or price differences would harm our business, financial condition and results of operations.

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

If we are unable to expand our AHS store network successfully, our business or results of operations would be adversely affected

We plan to further expand our AHS store network, including automatic recycling kiosks, in lower-tier cities. However, we may not be able to expand our AHS store network as we planned. AHS store network expansion has required and will continue to require substantial investments and commitment of resources. The number and timing of the offline AHS stores actually opened and kiosks placed during any given period are subject to a number of risks and uncertainties, including our ability to:

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

We rely on offline AHS stores and kiosks to collect a large portion of pre-owned consumer electronics traded on our online marketplaces. AHS stores and kiosks also serve as a complement to our online AHS operations and help us reach consumers directly. The successful operation of AHS stores hinges on the ability to provide superior experience to consumers and business partners. If we are unable to provide a superior experience, our consumers and business partners may lose confidence in us. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and thus cause us to lose customers and market share. Apart from providing superior customer experience, there are also a number of other factors that may affect the successful operation of AHS stores, including, without limitation, our ability to secure premises for AHS stores in locations that are strategically beneficial to our business; our ability to adjust AHS store operations to timely respond to changes in market demand and consumer preferences; our ability to manage costs of in operating AHS stores; our ability to handle negative publicity, allegations, and legal proceedings; our ability to ensure full compliance with the laws and regulations, and maintain adequate and effective control, supervision and risk management over AHS stores; and our ability to monitor the overall operation of AHS stores. If we are unable to operate AHS stores successfully, we and our business partners will have to shut down underperforming AHS stores. In 2023, we closed approximately 448 AHS stores and may continue to do so in the future. We may also terminate our cooperation with our AHS store partners if their business, financial conditions and operating results are below our expectation. In the past, we terminated our cooperation with certain number of AHS store partners due to the underperformance of certain AHS stores. In addition, if our AHS store partners run into financial difficulties or even become bankrupt as a result of unsuccessful operation, our business and results of operations would be adversely affected.

We rely on our AHS store partners to expand our AHS store network Failure by our AHS store partners to provide satisfactory products or services and successfully operate offline AHS stores or any illegal actions or misconduct of our AHS store partners could materially and adversely harm our reputation, business and results of operations.

In addition to our directly operated AHS stores, we also cooperate with AHS store partners to jointly operate a large number of AHS stores. As of December 31, 2023, 1,121 of all 1,819 AHS stores were either jointly operated by us or by our AHS store partners. We believe consumers expect the same quality of our products and services regardless of whether they visit a store operated directly by us or by our AHS store partners, so we provide trainings to the store operation personnel and offer other necessary supports to help with store management. Besides, we conduct regular reviews of our AHS store partners and will reduce or even terminate our cooperation with those who do not meet our standards. Successful operations of jointly-operated stores directly affect our results of operations.

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

Since over 61.0% of AHS stores were either jointly operated by us or by our AHS store partners as of December 31, 2023, maintaining the relationship with our AHS store partners and attracting new AHS store partners to join our store network are important to our business and results of operations. We cannot guarantee you that we are able to maintain the relationship with our AHS store partners due to a number of factors, some of which are beyond our control. For example, if our products or services fail to attract consumers, our AHS store partners may experience sales declines. As a result, they may not be able to generate investment returns as they expected, and thus choose not to renew their agreements with us. Sales declines or unsuccessful operation of AHS stores could also arise from failures by our AHS store partners to lease premises in optimal locations with large consumer traffic and commercial potentials, hire and train qualified store managers or other sales personnel, insufficient experience in operating retail stores, and lack of overall store management experience, among others. As a result, our AHS store partners may terminate their agreements with us or choose not to renew such agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our AHS store partners. As a result, our AHS store partners may not be effectively motivated to provide trade-in services or continue the cooperative relationships with us. If our AHS store partners decide to shut down the stores they opened, we will refund the corresponding deposit to them. If our AHS store partners decide to shut down a large number of AHS stores within a very short period of time, we may need a large amount of cash to refund the deposits. As a result, we may experience liquidity risks. In addition, we may not be able to attract a sufficient number of new AHS store partners to join our network and open AHS stores, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

In addition, if our AHS store partners engage in any unlawful activities, fail to provide a satisfactory customer experience, or are involved in any claims, allegations, lawsuits, litigations, administrative penalties or other legal proceedings, with or without merits, no matter whether we are a party or not, we might also be subject to reputational risks. We also cannot guarantee that our AHS store partners will fully comply with the provisions in our agreements with them regarding various operational standards. If any of our AHS store partners engage in any type of illegal actions or misconducts, our business, reputation, financial condition and results of operations could be materially and adversely affected.

In the event that we become subject to claims caused by actions taken by our AHS store partners, we may seek compensation from or take other actions against the AHS store partners. However, such compensation may be limited. For example, we may not be able to get fully compensated from our AHS store partners in case that our losses attributed to their actions exceed the maximum amount of indemnification we are able to seek from them. If no claim can be asserted against our AHS store partners, or amounts that we claim cannot be fully recovered from our AHS store partners, we may be required to bear such losses and compensation at our own costs, which could have a material and adverse effect on our business, financial condition and results of operations.

The successful operations of our PJT Marketplace and Paipai Marketplace depend on our ability to maintain and attract more third-party merchants and consumers to our online marketplaces.

Third-party merchants and consumers play an important role in the successful operations of our online marketplaces. In terms of GMV, 59.8% of the pre-owned consumer products on our PJT Marketplace, and 85.1% of the pre-owned consumer products on our Paipai Marketplace, were sold by third-party merchants in 2023. As a result, attracting and maintaining our relationship with consumers and third-party merchants to our online marketplaces are critical to our business and results of operations. However, we may not be able to do so due to a number of factors, some of which are beyond our control. For example, if the transaction volume or the number of users on our marketplaces drop significantly, our third-party merchants may experience sales declines. As a result, they may not be able to generate profits as they expected, and thus choose not to renew their agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our third-party merchants or provide value-added services that meet the demand of third-party merchants. As a result, our third-party merchants may not be effectively motivated to sell more products or maintain the relationship with us. In addition, we may not be able to attract or maintain our existing customer base on our online marketplaces, which could result in a decline in the transaction volumes and thus negatively affect our business and results of operations.

We are subject to various risks in connection with our cooperation with third-party merchants.

Even if we are able to maintain our relationship with third-party merchants and attract more third-party merchants and consumers to our online marketplaces, we are subject to various risks in connection with third-party merchants. We do not have as much control over the quality of pre-owned products sold by third-party merchants on our online marketplaces as we do over the products that we sell directly ourselves. In particular, under POP model, we do not inspect pre-owned consumer electronics sold by them on our platform, nor do we determine the prices of those products, which makes it more difficult for us to ensure that consumers and third-party merchants get the same high-quality products and services for all products sold on our marketplaces. If any third-party merchant fails to adhere to our quality standards and requirements, fails to timely deliver the products to buyers, delivers products that are defective or materially different from description, sells counterfeit or unlicensed products, or sells products without licenses or permits as required by the laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party merchant, the reputation of our online marketplaces and our brands could be materially and adversely affected and we could face claims to hold us liable for the losses. Moreover, despite our efforts to prevent it, some products sold on our online marketplaces may compete with the products we sell directly, which may cannibalize our sales on our online marketplaces. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

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

The mainland China regulatory requirements regarding cybersecurity, data protection and personal information protection are constantly evolving. On May 28, 2020, the National People’s Congress of the PRC enacted the Civil Code of the People’s Republic of China, or Civil Code, which came into effect on January 1, 2021. The Civil Code, in addition to the systematic codification of provisions from existing legislations, establishes general principles of privacy right and the protection of personal information, and provides clearer legal basis for civil actions against privacy and personal information related infringements and breaches. Before the enaction of the Civil Code, more specific provisions in relation to personal information protection are mainly set out in existing legislations including the PRC Cyber Security Law (effective from June 1, 2017), the PRC E-commerce Law (effective from January 1, 2019), and the PRC Consumer Rights Protection Law (latest revision effective from March 15, 2014). Further, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Data Security Law on June 10, 2021, which became effective from September 1, 2021. Also, the PRC Personal Information Protection Law was

enacted on August 20, 2021, which became effective on November 1, 2021. These two laws, together with the PRC Cyber Security Law, form the over-arching framework that governs data protection and cybersecurity in mainland China. The PRC Cyber Security Law has a focus on cybersecurity and the protection of the critical information infrastructure, while the PRC Data Security Law focuses on regulating “important data” and data processing activities that would have an impact on national security. The PRC Personal Information Protection Law focuses on protecting personal information. See Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security for more details.

Following the promulgation of the above two laws, the PRC governmental authorities have enacted or are in the process of formulating a series of regulations and policies to enhance the protection of cybersecurity, data security and personal information, including the following (See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security” for more details):

•
On November 14, 2021, the Cyberspace Administration of China published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators.
•
On December 28, 2021, the Cyberspace Administration of China and other PRC governmental authorities jointly released the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information which intends to be listed in a foreign country are subject to a cybersecurity review.
•
On July 7, 2022, the Cyberspace Administration of China published the Measures for the Security Assessment of Data Cross-border Transfer, which provides for the circumstances under which a data processor shall be subject to security assessment, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor that processes personal information of more than one million individuals provides personal information abroad; (iii) where a data processor that has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances prescribed by the Cyberspace Administration of China.
•
On December 8, 2022, the Ministry of Industry and Information Technology published the Data Security Management Measures in the Field of Industry and Information Technology, or the Data Security Measures in the IT Field, which took effect on January 1, 2023. The Data Security Measures in the IT Field provides the definitions of “core data” and “important data” in the field of industry and information technology. Data in the field of industry and information technology shall include industrial data, telecoms data, etc. For different categories of data, the Data Security Measures in the IT Field prescribes different requirements in terms of security management and protection in terms of data collection, storage, processing, transmission, provision, publication, destruction, exit, transfer, entrusted processing, etc.

The above laws, regulations and policies in mainland China can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy and data protection in mainland China, we cannot assure you that we will be in full compliance with such new laws, regulations and obligations in all respects. Any failure to comply with such laws, regulations and obligations in the future may result in the suspension of our businesses, take-down of our operating apps, or subject us to other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

Information and data privacy legislations have also been evolving significantly in other jurisdictions these years. For example, in the European Union, or EU, the General Data Protection Regulation, which came into effect on May 25, 2018, presents increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the General Data Protection Regulation. In the United States, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security. For example, California enacted the California Consumer

Privacy Act, which, among other things, requires new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. Outside of the European Union and the U.S., many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency. New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged and we could be subject to additional litigation and regulatory risks.

Our expansion into new product categories and offering of new services may expose us to new challenges and more risks.

As of December 31, 2023, approximately 81.4% and 49.5% of the pre-owned consumer products traded on our PJT Marketplace and Paipai Marketplace, respectively, were cell phones. In recent years, we have expanded our business to cover more types of pre-owned consumer electronics, such as laptops, tablets and drones. Since 2022, we have carried out a pilot project to expand our business to cover more diversified pre-owned product categories, such as vintage bags, watches, liquor, gold and various household goods to further attract consumers and increase the transaction volumes on our platform. Expansion into diverse new product categories and service offerings involves new risks and challenges. Our lack of familiarity with these products and services may make it more difficult for us to anticipate customer demand and preferences. We may also be unable to effectively inspect and control the quality of these pre-owned goods appropriately or we may misjudge customer demand on our new service offerings. We may also face costly product liability claims, which would harm our brand and reputation as well as our financial performance. If competition in the new product and service categories intensifies, we may have to price aggressively and invest heavily to gain market share or remain competitive, which may adversely affect our profitability. As a result of various uncertainties and risks, it may be difficult for us to achieve profitability in the new product and service categories and our profit margin in these categories, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product and service categories.

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

Pre-owned consumer electronics sold on our online marketplaces are sourced by us or third-party merchants from various channels. We have adopted measures to verify the authenticity and authorization of pre-owned consumer electronics sold on our online marketplaces and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products. We have also invested heavily in our inspection and authentication processes and we reject items we believe to be counterfeit. However, we cannot assure you that we are able to identify any and all unauthorized, counterfeit or illegal products, especially components and parts or accessories of the pre-owned consumer electronics, that infringe third parties’ intellectual property rights given the large amount of pre-owned consumer electronics being inspected. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit pre-owned consumer electronics and their components, parts and accessories. In terms of GMV, in 2023, 23.9% of the pre-owned consumer products sold on our PJT Marketplace and 84.8% of the pre-owned consumer products on our Paipai Marketplace, were inspected by third-party merchants as opposed to going through our inspection procedures, respectively. Under our standard form agreements, we typically require third-party merchants to indemnify us for any losses we suffer or any costs that we incur if the pre-owned consumer electronics they sell on our online marketplaces are stolen products or counterfeit, unauthorized or refurbished products. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in mainland China to protect our rights. In the event that counterfeit, unauthorized or infringing products are sold on our online marketplaces or infringing content is posted on our online marketplaces, we could face claims that may subject us to liabilities. If we fail to identify any infringing pre-owned consumer electronics including components and parts or accessories and such products are sold to purchasers, we may be subject to infringement claims and our reputation will also be harmed. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further selling the products. Potential liabilities we may be subject to under mainland China law if we negligently participated or assisted in infringement activities associated with counterfeit products include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged.

In addition, stolen products were and may continue to be sold on our online marketplaces, which could also result in negative publicity, and thus damage our reputation. Pursuant to the mainland China regulations, we, as the operator of AHS Recycle, are required to record information of each pre-owned consumer electronic product sourced by us and we would be subject to administrative penalties or even criminal liability if we knowingly engage in any sale of stolen pre-owned consumer electronic product that we sourced from other parties. We have been complying with the above information recording requirement and we have also been cooperating with the Shanghai Public Security Bureau to crackdown the sales of stolen products on our online marketplaces. However, third-party sellers’ actions are beyond our control and we cannot guarantee you that our online marketplaces will not be used as a channel by certain sellers to dispose of illegal products. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

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

We face intense competition in the pre-owned consumer electronics transactions and services industry in China. We compete for consumers, third-party merchants, orders, and pre-owned consumer electronics. See “Item 4. Information on the Company—B. Business Overview—Competition.” Our competitors may have significantly more resources than we do, including financial, technological, marketing resources, and may be able to devote greater resources to the development and promotion of their platforms and services. They may also have deeper relationships with consumer electronics manufacturers, online marketplaces selling consumer electronics and other third-party service providers than we do. This could allow them to develop new services, adapt more quickly to changes in technology and to undertake more extensive marketing campaigns, which may render our platform less attractive to consumers and businesses and cause us to lose market share. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Moreover, intense competition in the markets we operate in may reduce our service fees and revenue, increase our operating expenses and capital expenditures, and lead to departures of our qualified employees. In addition, new and enhanced technologies may increase the competition in the pre-owned consumer electronics transactions and services industry. New competitive business models may also appear to increase the competition. We may also be harmed by negative publicity instigated by our competitors, regardless of its validity. We have encountered and may in the future continue to encounter unfair competition from our competitors, which may adversely affect our business and reputation. Failure to compete with current and potential competitors could materially harm our business, financial condition and our results of operations.

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

As of December 31, 2023, we had seven regional operation centers across mainland China and one regional operation center in Hong Kong. A vast majority of pre-owned consumer electronics sold on our marketplaces are first shipped to our operation centers in different locations for inspection, grading and pricing before they are sold to buyers. In addition, our operation centers serve as warehouses for pre-owned consumer electronics before they are delivered to buyers. If any business interruptions or accidents, including health pandemics and fires, were to occur, causing damage to pre-owned consumer electronics or our operation centers, our ability to provide services such as inspection, grading and pricing services could be materially and adversely affected and the shipment of pre-owned consumer electronics could be delayed. We cannot assure you that operation interruptions or service suspensions would not occur in the future. Any interruption or suspension of operation could have a material adverse effect on our market reputation, business, financial condition and results of operations.

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

The pre-owned consumer electronics sold, either by third-party merchants or by us, on our online marketplaces may be defective. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the seller of the product. Although we would have legal recourse against the manufacturer of such products under mainland China law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

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

Our net inventories were RMB478.8 million, RMB433.5 million and RMB1,017.2 million (US$143.3 million) as of December 31, 2021, 2022 and 2023, respectively. As we plan to continue expanding our product offerings, we expect to include more pre-owned consumer electronics and other types of pre-owned goods in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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
•
compliance with applicable foreign laws and regulations and unexpected changes in laws or regulations, including compliance with privacy laws and data security laws, including the European Union General Data Protection Regulation, and compliance costs across different legal systems;
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

If we determine our goodwill and other intangible assets to be impaired, our results of operations and financial condition may be adversely affected

We conducted several acquisition transactions, including the acquisition of Paipai Marketplace from JD Group in June 2019. As a result of these transactions, we recognized goodwill and intangible assets (other than goodwill). The value of goodwill and other intangible assets arising from the transactions we conducted is based on forecasts, which are in turn based on a number of assumptions. In particular, we have assumed the brand name “拍拍” owned by JD Group which has an economic life of ten years. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may have to write off a significant amount of our goodwill and intangible assets and record an impairment loss, which could in turn adversely affect our results of operations. As of December 31, 2023, the goodwill had been fully impaired. The carrying amount of intangible assets were RMB270.6 million (US$38.1 million) as of December 31, 2023.

We determine whether certain intangible assets are impaired at least on an annual basis and there are inherent uncertainties relating to these factors and to our management’s judgment in applying these factors to the impairment assessment. We are required to evaluate the impairment prior to the annual assessment if there are any impairment indicators, including disruptions to the operations of acquired companies, unexpected significant declines in operating results or a decline in our market capitalization, any of which could be caused by a failure to successfully operate acquired companies.

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

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to expand our customer base, increase the transaction volume on our platform and enhance our brand recognition. For example, we entered into cooperation with top live streaming platforms to promote our platform and sell pre-owned consumer electronics. We have also placed a substantial amount of advertisements on JD Group’s platform. Our brand promotion and marketing activities may not be well received by consumers or third-party merchants and may not realize the levels of effectiveness that we anticipate. We incurred selling and marketing expenses of RMB1,206.6 million in 2021, RMB1,536.1 million in 2022 and RMB1,250.9 million (US$176.2 million) in 2023. These selling and marketing expenses include amortization and impairment of intangible assets and deferred cost, which primarily represents amortization and impairment of the business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai Marketplace and deferred cost arising from business cooperation agreement with Kuaishou. Amortization of intangible assets and deferred cost amounted to RMB330.8 million in 2021, RMB352.7 million in 2022 and RMB288.7 million (US$40.7 million) in 2023. Impairment of intangible assets and deferred cost amounted to nil in 2021, RMB271.1 million in 2022 and nil in 2023. Marketing approaches and tools in the pre-owned consumer electronics transactions and services market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

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

In accordance with the mainland China laws and regulations, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business license, electronic data interchange license, commercial franchise filing, and those with respect to environment protection and fire safety inspection. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, the applicable laws and regulations.

We have not obtained business operation license for some of the offline AHS stores that we directly operate. As of December 31, 2023, there were a total of 48 offline AHS stores directly operated by us for which we had not obtained business operation license. Pursuant to the Administrative Regulations of the PRC on Company Registration and the Measures for the Investigation and Punishment of Unpermitted and Unlicensed Business Operations, failure to obtain business operation license for each offline AHS store will result in a fine up to RMB10,000. We are currently in the process of obtaining business license and completing the filings.

Our collaboration with AHS store partners to jointly operate offline AHS stores is subject to the mainland China regulations governing franchise business. As advised by our PRC counsel, Han Kun Law Offices, mainland China laws and regulations require a franchiser to make franchise filing with the governmental authorities after entering into the first franchising agreement, and to further update such filing within 30 days after any change occurs to the filed information including those regarding the distribution of all franchisee stores across mainland China. Failure to do so may subject such franchiser to governmental authority’s order for the completion of such filings within a prescribed period of time and a fine up to RMB50,000. If such filings are not completed within the prescribed period of time, a fine up to RMB100,000 may be imposed and an announcement shall be made accordingly. We have completed the initial franchise filing for our brand AHS. However, jointly-operated offline AHS stores have been opened from time to time along with the development of our business. As a result, we are required to update our franchise filing on time to reflect the change in the distribution of franchisee stores pursuant to the mainland China laws and regulations. As of the date of this annual report, we have not been subject to any order to complete updated franchise filings, nor have we been subject to any fines. As of the date of this annual report, we are still in the process of updating our franchise filing to reflect the change in the distribution of franchisee stores with respect to a substantial number of jointly-operated offline AHS stores.

Furthermore, uncertainties exist with respect to the interpretation of legal requirements regarding certain licenses and permits. In practice, the government authorities may take the view that certain license is not required for operating our business though there may be different interpretations with respect to the licensing requirements. We cannot assure you that the government authorities’ interpretation on such licensing requirements will remain the same in the future. If we are required to obtain the licenses, we will have to obtain those licenses in a timely manner. In addition, government authorities may impose additional licenses or permits or provides more strict supervision requirements in the future. There is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all. If we and our subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such permissions and approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of our shares or the ADSs to significantly decline or be worthless.

Our leased property interest may be defective and such defects may negatively affect our right to such leases.

We currently lease several premises in China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the lessors. Therefore, we cannot assure you that such lessors are entitled to lease the real properties to us. It is also likely that the construction of such leased properties was illegal and such properties may be ordered by government authorities to be demolished. In addition, a lessor may have failed to lease a property to us in accordance with the intended use specified on the land use right certificate. As a result, we may not be able to continue to use such leased properties and have to relocate to other premises. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

In addition, under the mainland China laws and regulations, all lease agreements are required to be registered with the local land and real estate administration bureau. The lease agreements for some of our leased properties in mainland China have not been registered with the PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

Strategic acquisition of and investments in businesses and assets, and the subsequent integration of newly acquired businesses into our own, create significant challenges that may have a material adverse effect on our business, reputation, results of operations and financial condition.

To further expand our business and strengthen our market-leading position, we may tap into new market opportunities or enter into new markets by forming strategic alliances or making strategic investments and acquisitions. For example, we acquired an online consumer marketplace for pre-owned products, Paipai, from JD Group in 2019. The addition of Paipai has expanded our business to cover consumer online marketplace business, significantly increased our customer traffic, generated synergies to our existing businesses and strengthened our market position in the pre-owned consumer electronics transactions and services market. If we are presented with appropriate opportunities in the future, we may acquire or invest in additional businesses or assets that are complementary to our business. For example, we plan to leverage our technology and service offerings to collaborate with international device resellers and may pursue international strategic initiatives through mergers, acquisitions and joint ventures outside of China. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, significant increase of our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired businesses. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. After devoting significant resources to potential acquisitions, the transactions may not be closed successfully due to strengthened anti-monopoly enforcement in mainland China. Moreover, we may not be able to achieve our intended strategic synergies and may record substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired businesses or manage a larger business. Our equity investees may generate significant losses, a portion of which will be shared by us in accordance with U.S. GAAP. In addition, we may incur impairment losses if the financial or operating results of those investees fail to meet the expectations. Considered the changes in market conditions, we performed quantitative impairment test on long-lived assets, including intangible assets, deferred cost, goodwill and long-term investments and recognized RMB16.5 million and RMB2,039.0 million and nil impairment losses for the years ended December 31, 2021, 2022 and 2023. In connection with acquisitions, joint ventures or strategic investments outside China, we may from time to time, in some instances enter into foreign currency contracts or other derivative instruments to hedge some or all of the foreign currency fluctuation risks, which subjects us to the risks associated with such derivative contracts and instruments. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful and any negative developments in connection with our acquisitions or strategic investment could have a material adverse effect on our business, reputation, results of operations and financial condition.

Any failure or perceived failure by us to comply with anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

We have historically invested in or acquired certain assets or equity interests in other companies. We have also been invested by certain investors and entered into business cooperation with certain investor. In the future, we may continue to conduct acquisitions or investment transactions. By conducting these transactions, we are subject to risks related to compliance with anti-monopoly laws and regulations. The mainland China anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the State Administration for Market Regulation was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the departments under the Ministry of Commerce, the National Development and Reform Committee, or the NDRC, and the State Administration for Industry and Commerce of the PRC (which is the predecessor of the State Administration for Market Regulation), respectively. Since its inception, the State Administration for Market Regulation has continued to strengthen anti-monopoly enforcement:

•
On December 28, 2018, the State Administration for Market Regulation issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions.
•
On September 11, 2020, the State Administration for Market Regulation issued Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks.
•
On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly for Platform Economy. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Guidelines to Anti-Monopoly for Platform Economy mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Guidelines to Anti-Monopoly for Platform Economy prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Guidelines to Anti-Monopoly for Platform Economy also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. Considering the substantial uncertainty over the interpretation and implementation of the Guidelines to Anti-Monopoly for Platform Economy, we are uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects.
•
On June 24, 2022, the Standing Committee of the National People’s Congress of the PRC adopted the Decision to Amend the PRC Anti-Monopoly Law, which became effective on August 1, 2022. Such amendment stipulates that where a concentration of undertakings does not meet the threshold for declaration set by the State Council, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the law enforcement agencies may order the participants to file the concentration of undertakings. Enforcement agencies have a wide discretion in their enforcement actions. Certain transactions may not trigger reporting requirements prima facie but turn out to be subject to reporting obligations. Not only ongoing transactions, but also historical transactions are subject to their enforcement review.

We cannot assure you that we will not be subject to any enforcement actions in our future acquisition transactions, nor can we guarantee that our historical acquisition transactions or our shareholders’ investments in our company are in full compliance with anti-monopoly laws and regulations in all respects. If any non-compliance is raised by authorities and determined against us or our counterparties in transactions, we may be subject to fines and other penalties and, in extreme cases, completed historical transactions may have to be rescinded so as to return to the pre-transaction status, which could have a material and adverse effect on our business, financial condition and results of operations.

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

We adopted the Amended and Restated Share Incentive Plan in March 2016, which, together with five subsequent amendments, are referred to as the 2016 Plan, for the purpose of granting share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of our shareholders. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 21,920,964 ordinary shares. As of February 29, 2024, we had granted options to purchase 31,091,661 ordinary shares, among which options to purchase a total of 11,300,430 ordinary shares are outstanding. We have also adopted the 2021 share incentive plan in 2021, which was amended and restated in March 2023, or the 2021 Plan, to expand the award pool. The maximum aggregate number of ordinary shares that may be issued under the 2021 Plan is 12,150,080. As of February 29, 2024, 3,152,924 restricted share units had been granted and remained outstanding, and options to purchase 3,041,353 ordinary shares had been granted, among which options to purchase a total of 2,129,459 ordinary shares were outstanding under the 2021 Plan.

We recorded share-based compensation expenses of RMB454.6 million in 2021, RMB174.2 million in 2022 and RMB134.4 million (US$18.9 million) in 2023. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by products or services offered by us or by third-party merchants on our marketplaces, or other aspects of our business. There could also be existing patents of which we are not aware that our products or other aspects of our business may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of mainland China’s patent laws and the procedures and standards for granting patents in mainland China are still evolving and are uncertain, and we cannot assure you that mainland China courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s attention and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Moreover, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report that contains our management’s assessment of the effectiveness of our company’s internal control over financial reporting in our annual report. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting if exemptions are not available to us.

In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2023, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” Our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation.

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

We may be subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including those related to product liability, consumer protection, intellectual property, unfair competition, privacy, labor and employment, securities, real estate, tort, contract, property and employee benefit. We may continue to be involved in various legal or administrative proceedings and there is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension or revocation of licenses to conduct business.

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

Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including:

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

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

Since the beginning of 2020, the COVID-19 pandemic has resulted in temporary closure of many facilities across China and the world. Our operations experienced disruptions, such as temporary closure of our offline AHS stores, which negatively affected the expansion of our AHS store network and other operating results and financial performance of our company from 2020 to 2022.

There has been an easing of the travel restrictions and quarantine requirements related to COVID-19 in China since December 2022. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments. Even if the economic impact of COVID-19 recedes, the pandemic could have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate. Consequently, the COVID-19 pandemic may continue to adversely affect our business, financial conditions and results of operations in the current and future years.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the historical contractual arrangements with the former VIE that establish the structure for operating certain of our businesses in mainland China did not comply with mainland China regulations relating to the industries, or if these regulations or the interpretation of existing regulations change in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the consolidated affiliated entities.

ATRenew Inc. is not a Chinese operating company but a Cayman holding company with its operations conducted primarily through subsidiaries, and historically through subsidiaries and contractual arrangements with the former VIE, in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Although the variable interest entity structure was completely unwound in April 2022, the holding company structure has been maintained. Were this holding company structure to be challenged or disallowed by any regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless.

Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current laws and regulations in mainland China. For example, foreign investors are not allowed to own in aggregate more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, store-and-forward and call centers) and any major foreign investor was required to have a record of good performance and operating experience in providing value-added telecommunications services. We are a Cayman Islands company and our mainland China subsidiaries are considered foreign-invested enterprises. To comply with laws and regulations in mainland China, prior to April 2022, we conducted certain business activities through the former VIE, Shanghai Wanwuxinsheng. Prior to April 2022, Shanghai Wanwuxinsheng was 72.3425% owned by Mr. Kerry Xuefeng Chen, our founder, chairman of the board of directors and chief executive officer, and 27.6575% owned by Mr. Wenjun Sun, our former director. Mr.

Kerry Xuefeng Chen and Mr. Wenjun Sun are PRC citizens. Shanghai Aihui had historically entered into a series of contractual arrangements with Shanghai Wanwuxinsheng and its shareholders, which enabled us to:

•
have the power to direct activities of Shanghai Wanwuxinsheng that most significantly affect its economic performance;
•
receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Shanghai Wanwuxinsheng; and
•
have an exclusive option to purchase all or part of the equity interests in Shanghai Wanwuxinsheng when and to the extent permitted by mainland China laws.

As a result of these contractual arrangements, we were the primary beneficiary of the former VIE for accounting purposes and hence consolidated their financial results and their subsidiaries into our consolidated financial statements under the U.S. GAAP. In April 2022, Shanghai Aihui acquired all equity interests of Shanghai Wanwuxinsheng from the shareholders of Shanghai Wanwuxinsheng, following which Shanghai Wanwuxinsheng became a subsidiary of our company and the variable interest entity structure was completely unwound.

Although we have completely unwound the variable interest entity structure, there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations, and rules in mainland China relating to the agreements that established the variable interest entity structure for our operations in mainland China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the former VIE and, consequently, our ability to consolidate the results of the former VIE and its subsidiaries into our consolidated financial statements for the periods prior to the unwinding of the variable interest entity structure. If the PRC government finds such agreements non-compliant with mainland China laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our ability to direct the activities of the former VIE that most significantly impact its economic performance may be rendered ineffective, which could result in potential restatement of our financial statements. As a result, our shares and/or ADSs may decline in value or become worthless.

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

Pursuant to the HFCAA, which was amended by the Consolidated Appropriations Act, 2023 in December 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States and the NYSE may determine to delist the ADSs.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor’s headquarters is located in mainland China and thus was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

We conduct our business primarily through our subsidiaries in China. Our operations in mainland China are governed by laws and regulations in mainland China, including foreign investment laws in mainland China. The mainland China’s legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in mainland China laws and regulations related to foreign investment in mainland China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since mainland China administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

The PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our subsidiaries in mainland China, including Shanghai Wanwuxinsheng. Our operations in mainland China are governed by laws and regulations in mainland China. The PRC government, through the evolving regulatory system, has significant oversight over the conduct of our business operation and may intervene or influence our operations and exert more oversight and control over our operations and offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material adverse change in our operation and/or the value of our ADSs. Currently, the PRC government does not directly intervene our operations through political orders or otherwise. Nonetheless, we cannot rule out the possibility that the PRC government may, through the evolving regulatory system, intervene or exert more influence over our operations, offerings conducted overseas and/or foreign investment in China-based issuers.

For example, on July 6, 2021, the PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the Cyberspace Administration of China published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. On December 28, 2021, the Cyberspace Administration of China and other PRC governmental authorities jointly issued the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information seeking listing on a stock exchange in a foreign country are subject to cybersecurity review. On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. On February 17, 2023, the CSRC released several regulations regarding overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines and the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, collectively, the Overseas Listing Filing Rules, which took effect on March 31, 2023. The Overseas Listing Filing Rules establish new requirements and procedures, essentially filing procedures, for direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” According to the Overseas Listing Filing Rules, domestic enterprises like us that had completed overseas listings before March 31, 2023 are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but shall carry out filing procedures as required if we conduct refinancing or fall within other circumstances that require filing with the CSRC.

Considering that the Overseas Listing Filing Rules have just been promulgated, uncertainties exist as to how the new rules are going to be implemented and how certain terms and requirements are going to be interpreted, which needs to be further guided and clarified by the CSRC and other regulatory authorities. If we engage in activities set forth under the new rules and become obligated to do filings in the future, including conducting follow-on offering, effecting a change of control, being investigated or punished by overseas securities regulatory authorities or competent authorities, changing listing status, terminating the listing voluntarily or involuntarily, and changing our major business activities, given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the new rules and requirements in a timely manner or at all. The Chinese government may, through the evolving regulatory system, take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government through the evolving regulatory system affecting our business.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, our directors, or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, and a majority of our assets and operations are located in China. In addition, Mr. Jingbo Wang, an independent director of our company, is a resident of Hong Kong, and all of our other directors and officers listed in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” reside within mainland China. All of them are PRC nationals and are based in mainland China. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or mainland China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “Item 4. Information on the Company—B. Business Overview—Regulation— Enforceability of Civil Liabilities in Mainland China” for more details.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the mainland China courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of mainland China laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for shareholder investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator may directly conduct investigation or collect evidence within the territory of the PRC and no entities or individuals may provide documents or materials in connection with securities activities without proper authorization as provided by Article 177. While detailed interpretation of or implementation rules under Article 177 have yet to be available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by investors in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the Special Drawing Right basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by mainland China’s exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Certain mainland China regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned; (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law which became effective in 2008 and was last amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Administration for Market Regulation before they can be completed. In addition, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors that became effective in September 2011 and the Measures for the Security Review of Foreign Investment that became effective in January 2021 require acquisitions by foreign investors of mainland China companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce and the NDRC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Mainland China’s M&A Rules and certain other regulations establish complex procedures for certain acquisitions of mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

A number of mainland China laws and regulations have established procedures and requirements that could make merger and acquisition activities in mainland China by foreign investors more time consuming and complex, such as the Anti-monopoly Law, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Rules, and the Measures for the Security Review of Foreign Investment, or the Foreign Investment Security Review Measures. These laws and regulations impose requirements in some instances that the Ministry of Commerce and/or the NDRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China enterprise. In addition, the Anti-Monopoly Law requires that anti-monopoly enforcement agencies be notified in advance of any concentration of undertaking if certain thresholds are triggered. The M&A Security Review Rules provide that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Moreover, the Foreign Investment Security Review Measures provide that foreign investors or the parties in mainland China shall proactively report to the Office of the Working Mechanism any foreign investment in, among other sectors, important information technology and internet products and services and key technology that involve national security concerns and result in the foreign investor’s acquisition of actual control of the enterprise invested in before making such investment. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Mainland China regulations relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are mainland China residents to liability and penalties under mainland China law.

In July 2014, the State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires mainland China residents (including mainland China individuals and mainland China corporate entities as well as foreign individuals that are deemed as mainland China residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a mainland China individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be filed with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE.

Any failure or inability of the shareholders or beneficial owners who are mainland China residents to comply with the registration procedures set forth in these regulations, or any failure to disclose or misrepresentation of the controller(s) of the foreign-invested enterprise that is established through round-trip investment, may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our mainland China subsidiaries to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under mainland China law for circumventing applicable foreign exchange restrictions.

We have been notified that each of Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun has completed his initial registration with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be fully informed of the identities of all the mainland China residents holding direct or indirect interest in our company, and we cannot provide any assurance that these mainland China residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Registration for the change in our entity that is established through round-trip investment might not be completed in a timely manner. Failure by our shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with mainland China regulations regarding the registration requirements for employee stock incentive plans may subject the plan participants in mainland China or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, mainland China citizens and non-mainland China citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the mainland China subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are mainland China citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our mainland China subsidiary and limit our mainland China subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under mainland China law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Stock Incentive Plans.”

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to mainland China individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution—Regulations Relating to Stock Incentive Plans.”

Increases in labor costs and enforcement of stricter labor laws and regulations in mainland China may adversely affect our business and our profitability.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract. Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Companies registered and operating in mainland China are required to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees’ different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Certain of our subsidiaries in mainland China did not make such registrations as those subsidiaries did not hire any employees. As a result, we may be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries in mainland China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under laws and regulations in mainland China, our subsidiaries in mainland China are wholly foreign-owned enterprise and may pay dividends only out of each of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong subsidiary, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to imposition of restrictions and limitations on the ability of the Company or its subsidiaries by the PRC government to transfer cash or assets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution” for more information.

Our mainland China subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by mainland China companies to non-mainland China-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-mainland China-resident enterprises are incorporated.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our mainland China subsidiaries to fund any cash and financing requirements we may have. Under existing mainland China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our mainland China subsidiaries in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our mainland China subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our mainland China subsidiaries. We may make loans to our mainland China subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our mainland China subsidiaries.

Any loans to our mainland China subsidiaries, which are treated as foreign-invested enterprises under mainland China law, are subject to mainland China regulations and foreign exchange loan registrations. For example, loans by us to our mainland China subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and medium or long-term loans by us to our mainland China subsidiaries must be recorded and registered with the NDRC. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and only by itself within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for its own use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective from June 2015 and last amended in March 2023, in replacement of the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, the Supplementary Notice of the General Affairs Department of the State Administration of Foreign Exchange on Relevant Operating Issues Concerning Strengthening the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-Invested Enterprises, and the Notice of the State Administration of Foreign Exchange on Issues Concerning Launching in Some Areas the Pilot Program to Reform the Management Mode of Foreign Exchange Capital Settlement of Foreign-Invested Enterprises. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, last amended on December 12, 2023 and effective on the same day, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China.

In light of the various requirements imposed by mainland China regulations on loans to and direct investment in mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our mainland China subsidiaries or future capital contributions by us to our mainland China subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our mainland China subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from financing activities and to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the mainland China with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or State Administration of Taxation Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to State Administration of Taxation Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that we are not a mainland China resident enterprise for mainland China tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, we could be subject to mainland China tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to mainland China tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if we are deemed a mainland China resident enterprise, dividends payable to our non-mainland China individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to mainland China tax at a rate of 10% in the case of non-mainland China enterprises or a rate of 20% in the case of non-mainland China individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-mainland China shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

In February 2015, the State Administration of Taxation issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or State Administration of Taxation Public Notice 7. State Administration of Taxation Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, State Administration of Taxation Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. State Administration of Taxation Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the mainland China entity which directly owns the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a mainland China resident enterprise. Both the transferor and the transferee may be subject to penalties under mainland China tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to safe harbor rule under State Administration of Taxation Public Notice 7, the mainland China tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, the State Administration of Taxation issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-Resident Enterprises, or the State Administration of Taxation Public Notice 37, which came into effect on December 1, 2017. According to State Administration of Taxation Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-mainland China resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our mainland China subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under State Administration of Taxation Public Notice 7 and State Administration of Taxation Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the Cyberspace Administration of China published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. On December 28, 2021, the Cyberspace Administration of China and other PRC governmental authorities jointly issued the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information seeking listing on a stock exchange in a foreign country are subject to a cybersecurity review. Our PRC counsel has consulted the government authority in mainland China, which confirmed that, under the currently effective laws and regulations in mainland China, a company already listed in a foreign stock exchange before promulgation of the latest Measures for

Cybersecurity Review is not required to go through a cybersecurity review by the Cyberspace Administration of China to maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective laws and regulations in mainland China, we are not required to go through a cybersecurity review by the Cyberspace Administration of China for our past issuance of securities to foreign investors through public offering and maintaining our listing status on the NYSE. On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which requires that any data processor providing important data collected and generated during operations within mainland China or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. On February 17, 2023, the CSRC released Overseas Listing Filing Rules, which were formally implemented on March 31, 2023. The Overseas Listing Filing Rules establish new requirements and procedures, essentially filing procedures, for direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” According to the Overseas Listing Filing Rules and as advised by our PRC counsel, issuers that had completed overseas listings before March 31, 2023, such as our company, are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities.

Considering that the Overseas Listing Filing Rules have just been promulgated, there exist uncertainties about how to further refine and implement the requirements, which needs to be further guided and clarified by the CSRC and other regulatory authorities. If we have subsequent filing or reporting matters in the future, such as any follow-on offering, as well as other major events, including the change of control, investigated or punished by overseas securities regulatory authorities or competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the new rules and requirements in a timely manner or at all. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

As of the date of this annual report, Mr. Kerry Xuefeng Chen, our founder, chairman and chief executive officer, beneficially owned all of our issued Class C ordinary shares. JD.com Development Limited beneficially owned all of our issued Class B ordinary shares. Due to the disparate voting powers associated with our triple classes of ordinary shares, Mr. Chen and JD.com Development Limited will have considerable influence over important corporate matters. As of February 29, 2024, Mr. Chen beneficially owned 43.2% of the aggregate voting power of our company, through C&XF Group Limited, a company wholly owned by Mr. Chen, whereas JD entities beneficially owned 36.2% of the aggregate voting power of our company. Therefore, Mr. Chen and JD.com Development Limited have considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

As of February 29, 2024, our executive officers, directors, and their affiliated entities together beneficially owned approximately 11.8% of our issued and outstanding ordinary shares on an as-converted basis. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

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

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

On December 28, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$100 million of our shares over a twelve-month period starting from December 28, 2021. On December 9, 2022, our board of directors authorized an extension of the share repurchase program adopted on December 28, 2021 for another twelve-month period starting from December 28, 2022, with all other terms remain unchanged. On March 12, 2024, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$20.0 million of our shares over a 12-month period starting from March 12, 2024. Our board of directors has the discretion to further adjust the share repurchase or authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our listed securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our Class A ordinary shares and/or ADSs. Furthermore, share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct almost all of our operations outside the United States and a majority of our assets are located in China. In addition, almost all our directors and officers reside within China for a significant portion of the time and almost all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, mainland China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these non-mainland China jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We believe we were a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2023, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will generally be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash, investments and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, the PFIC tax rules discussed under “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and we will generally continue to be treated as a PFIC for all subsequent taxable years during which such U.S. Holder holds our ADSs or Class A ordinary shares even if we cease to be a PFIC in subsequent taxable years, unless certain elections are made. For more information, see the discussion under “Item 10. Additional Information—D. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Item 4. Information on the Company

A.
History and Development of the Company

We commenced our operations in 2011 by procuring pre-owned phones and other consumer electronics from consumers through AHS Recycle. In 2014, we expanded to offline channels by opening AHS stores in popular shopping malls. In 2015, we started cooperating with e-commerce platforms such as JD.com, and consumer electronics brands such as Xiaomi, to attract their user traffic to our offline AHS stores for trade-in. In an attempt to further leverage our supply chain capabilities and quality inspection, grading and pricing capability accumulated in years of our business operations, in late 2017, we launched PJT Marketplace, an online bidding platform where AHS Recycle and third-party merchants sell pre-owned consumer electronics to buyers, primarily small merchants and retailers, and, in 2019, we acquired Paipai Marketplace, a B2C transaction platform for pre-owned products, from JD Group.

To facilitate our offshore financing, we established our offshore holding structure during the period from November 2011 to August 2012. Specifically, we established our holding company, AiHuiShou International Co. Ltd., in the Cayman Islands in November 2011 and later renamed it as ATRenew Inc. in November 2021. Our Cayman holding company further established AiHuiShou International Company Limited, or AiHuiShou HK, as its wholly-owned subsidiary in Hong Kong in January 2012. In August 2012, AiHuiShou HK further established a wholly-owned subsidiary, Shanghai Aihui Trading Co., Ltd., or Shanghai Aihui, in China.

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

In June 2021, we listed our ADSs on the New York Stock Exchange under the symbol “RERE.”

In August 2021, we terminated our contractual arrangements with Shenzhen Lvchuang and disposed of Shenzhen Lvchuang to third parties. In April 2022, we also terminated our contractual arrangements with Shanghai Wanwuxinsheng, and acquired all equity interests of Shanghai Wanwuxinsheng, following which Shanghai Wanwuxinsheng became a subsidiary of our company.

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

The information that we file with the SEC can be accessed over the internet at www.sec.gov. You can also find information about our company on our website at ir.atrenew.com. The information contained on our website is not a part of this annual report.

B.
Business Overview

We are a leading pre-owned consumer electronics transactions and services platform in China. We created the first inspection, grading and pricing processes that helped standardize the pre-owned consumer electronics industry. While core to our success is our ability to effectively source supply, our offerings today span the entire value chain for pre-owned consumer electronics. We were founded in 2011 as a consumer-oriented single service provider focused on efficiently sourcing electronic devices through AHS Recycle, a leading online and offline offering for recycle and trade-in services in China. We have since evolved to an integrated transactions and services platform through the addition of PJT Marketplace, China’s leading B2B marketplace for trading electronic products and services, in late 2017. We further extended our capabilities to retail consumers through Paipai Marketplace, a retail marketplace for pre-owned products of certified quality which we acquired from JD Group in 2019. Starting from 2019, we have been increasing our international presence as well. With these offerings, we have reinvented how consumers, small merchants, consumer electronics brands, e-commerce platforms and retailers sell and purchase pre-owned consumer electronics. Over time, we hope to empower more participants, both in China and the rest of the world, to partake in the pre-owned electronics circulation ecosystem.

Our platform digitally integrates every step of the value chain. We obtain supply of pre-owned consumer electronics, process devices for resale using proprietary inspection, grading, and pricing technologies in our operation centers, and distribute processed devices to a variety of purchasers. We transact with consumers and small merchants at both the supply and demand sides of the value chain, ensuring that a diversity of participants have access to our platform. Through end-to-end coverage of the value chain and supply and demand participation supported by our quality and pricing benchmarks, we believe we set the standard for the industry in China. Our platform is frequently used by consumers and small merchants throughout the country for quality ratings and listing prices of pre-owned products before transacting. We leverage an online and offline presence to extend the reach of our platform. As of December 31, 2023, we had 1,819 AHS stores throughout China.

Our Path of Evolution

Our business has evolved since our founding as follows:

•
2011 – 2017: In 2011, we started to procure pre-owned phones and other consumer electronics from consumers through AHS Recycle. We began developing our own quality standards and testing facilities for consumer electronics at the same time. In 2014, we expanded to offline channels by opening AHS stores offline in popular shopping malls. We later opened a series of AHS branded partner stores that are jointly-operated by our partners and us, which we refer to as AHS partner stores, in selected cities to further enhance our brand awareness, offline reach and service capabilities. In 2015, we started cooperating with e-commerce platforms such as JD.com, and consumer electronics brands such as Xiaomi, to attract their user traffic to our offline AHS stores for trade-in. The omni-channel trade-in network facilitated the procurement of consumer electronics, enabling us to scale up our business and accumulate know-how in the inspection, grading and pricing of pre-owned consumer electronics. From 2011 to 2017, we sold pre-owned consumer electronics procured through AHS Recycle to small merchants.
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
•
2019 – 2021: In 2019, we acquired Paipai, which we refer to as Paipai Marketplace, from JD Group. Paipai Marketplace allows us to further satisfy demand for consumer electronics by extending our core transactions and services competencies to retail purchasers. This meaningfully complements the supply of consumer electronics provided through AHS Recycle. The acquisition and integration of Paipai Marketplace created a closed loop as supply sourced from consumers was then sold back to consumers. In the same year, we also began to expand and establish presences outside of Mainland China to work with local carriers, merchants and retailers to collectively engage in global pre-owned consumer electronics procurement and distribution. We also began to expand our AHS store network, including automatic recycling kiosks, in lower-tier cities.
•
2022 – 2023: In April 2022, we started to pilot our consumer electronics repair and refurbishment operations with a view to further address consumers’ demand for premium pre-owned devices and to expand our profit margin. In June 2022, we introduced our multi-category recycling business to a selection of cities to reinforce AHS Recycle’s positioning as a trustworthy go-to destination for individuals to trade used luxury goods, gold and vintage liquor, among other high-value consumer goods, for cashback. In late 2022, we formed a strategic partnership with a leading global mobile phone brand to provide recycle and trade-in services, which we expect will strengthen our capabilities in recycling supply chain and boost our recycling penetration rate in first- and second-tier cities.

Our Platform

Our platform primarily consists of three components, AHS Recycle, PJT Marketplace and Paipai Marketplace.

•
AHS Recycle is our C2B offering catering to consumers who sell their pre-owned consumer electronics or trade them in for new devices. AHS Recycle’s established online channels, together with our nationwide AHS stores, facilitate device trade-ins with attention to data privacy and security. A substantial portion of devices procured from AHS Recycle are sold either through PJT Marketplace or through Paipai Marketplace.
•
PJT Marketplace is our B2B offering providing small merchants with a comprehensive suite of solutions, including bidding transactions among small merchants, standardized certification of devices, pricing suggestions and optimized inventory turnover. PJT Marketplace assists small merchants and other participants along the pre-owned consumer electronics value chain in launching their own trade-in programs. Consumer electronics sourced from AHS Recycle are also sold to small merchants on PJT Marketplace.
•
Paipai Marketplace is our B2C offering on which consumers can purchase various types of pre-owned products, primarily consumer electronics. We mainly provide platform services to third-party merchants under two models: the consignment model where we conduct device certification in our operation centers, and the POP model where the devices do not go through our operation center. We also sell devices sourced from AHS Recycle. We select high quality devices from among those sourced from third-party merchants and AHS Recycle and sell them in our Paipai Selection (拍拍严选) flagship stores to attract more consumers. Under both models, we provide consumers on Paipai Marketplace with consistent high-quality customer services.

In addition, through AHS Device, our international portal, we sell pre-owned consumer electronics primarily sourced through mobile network operators and merchants in developed economies, to merchants and other distributors outside of mainland China, primarily in Hong Kong, Japan, Africa, Europe and the Middle East. In August 2022, we started to set up self-service recycling kiosks in Japan to meet the demand from underserved Japanese customers while expanding our sources of supply of used electronic products. These kiosks were placed at brick-and-mortar stores of a leading pre-owned product transactions operator in Japan. In October 2023, we landed such self-service recycling kiosks in Sweden through a local partner’s offline channel as a way to further expand global touchpoints.

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

Online channels

Our AHS Recycle online channels include our AHS Recycle mobile app, Weixin official account and mini program, our website, our e-commerce platform partners’ portals, and the online platforms of consumer electronics brands that we cooperate with. In 2023, approximately 75.1% of total GMV of pre-owned consumer electronics sourced by AHS Recycle were either delivered to offline AHS stores or picked up by AHS Recycle representatives physically, while approximately 24.9% were couriered directly to operation centers.

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

Offline channels

We operate AHS stores offline in selected locations, including directly-operated stores primarily in first- and second-tier cities, and jointly-operated partner stores primarily in lower-tier cities. There are two types of jointly-operated partner stores: (i) standard stores, which have the same store design as stores we directly operate, and (ii) shop-in-shop recycling storefronts. We strategically set up our AHS stores in highly desirable, densely populated locations with strong foot traffic, mostly in popular shopping malls. For our directly-operated AHS stores, we lease the properties, employ the store clerks and take full control of the daily operations. For AHS partner stores, we provide training and intelligent operational systems to support in-store operating personnel and store management. As of December 31, 2023, we had 698 directly-operated AHS stores, 586 jointly-operated standard AHS stores and 535 shop-in-shop AHS stores in China.

We sell the vast majority of devices procured from offline AHS stores to third-party merchants via PJT Marketplace. Consumers are guided to offline AHS stores by our business partners, such as consumer electronics brands and JD.com, and our AHS online channels. Our AHS stores attract a large number of walk-in consumers, as they are located in areas with strong foot traffic, and also serve as convenient physical channels for devices delivery. In 2023, approximately 75.1% of total GMV of pre-owned consumer electronics sourced by AHS Recycle were either delivered to offline AHS stores or picked up by AHS Recycle representatives physically. A typical consumer’s journey in an offline AHS store is as follows:

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

We are able to leverage our AHS stores to ensure seamless transaction experiences and high-quality customer service. Our overall business growth also benefits from the increased brand presence and awareness raised by our network of AHS stores. As of December 31, 2021, 2022 and 2023, we had 1,287, 1,912 and 1,819 AHS stores, respectively, located in 214, 266 and 268 cities in China, respectively.

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

For all devices distributed on PJT Marketplace in 2023, 76.1% were inspected in our operation centers, while the remainder were inspected by third-party merchants, both under our certification and grading standards. We provide suggested pricing for each device listed on PJT Marketplace, regardless of whether the device has been inspected in our own operation centers. We charge sellers on PJT Marketplace a commission, which comprises of seller service fees, logistics service fees, quality inspection fees and storage fees. Such commission typically ranges from 3% to 4% of the executed transaction price. As of December 31, 2023, there were over 280,000 third-party merchants registered as sellers on our PJT Marketplace.

Third-party merchants on Paipai Marketplace sell their products under two models: the consignment model where we conduct device certification in our operation centers, and the POP model where devices do not go through our operation center. Under the consignment model, we recommend a transaction price for the seller to consider, while under the POP model, the sellers have full control of the pricing under the POP model and take our pricing suggestions as references only. The pricing of similar devices at similar conditions sold under both models are usually similar. In 2023, the majority of products on Paipai Marketplace were sold under the POP model as we shift our strategic focus from the consignment model to direct retail sales. We charge the sellers on Paipai Marketplace a commission that typically ranges from 4% to 5% of the executed transaction price. We also operate our own flagship stores on Paipai Marketplace, where we typically sell our own goods and inspect and certify the devices in our operation centers.

Demand Side

Our GMV is generated from the goods distribution and services provided to merchants and consumers through transactions on our PJT Marketplace and Paipai Marketplace, as well as other channels. In 2023, among all devices transacted on our platform, 36.8% were distributed through Paipai Marketplace, 50% were distributed through PJT Marketplace and the rest 13.2% were distributed through other channels.

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

Our Operation Centers

As of December 31, 2023, we operated eight centralized operation centers, equipped with proprietary data-driven processing technologies, in Dongguan, Changzhou, Wuhan, Chengdu, Tianjin, Shenyang, Xi’an, and Hong Kong. Our centralized operation centers in Changzhou and Dongguan are fully automated, with the latter being a more advanced second generation in multiple aspects, including inspection accuracy, operational efficiency, and storage capacity. As of December 31, 2023, we also operated 15 city-level operation stations as a supplement to these centralized operation centers to enhance services accessibility for our customers. As of December 31, 2023, we had a team of 371 personnel working in our centralized operation centers and city-level operation stations.

A substantial number of products sold on AHS Recycle, PJT Marketplace and Paipai Marketplace go through standard certification or inspection process that takes on average six hours at our operation centers. Our standard inspection examines 38 criteria and consists of three key steps: firstly, exterior inspection, such as scratch inspection; secondly, hardware inspection, such as Bluetooth inspection and touch screen inspection; and thirdly, interior inspection, such as water damage inspection. Upon completion of the inspection or certification, our system automatically generates a comprehensive, standardized report. Each report includes extensive information on the exterior, hardware and interior of the device. In 2023, approximately 76.1% of devices that were distributed on PJT Marketplace went through our proprietary inspection process in the operations centers, with the rest being inspected by third parties.

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

Our Services

Offline customer service

As of December 31, 2023, there were 1,819 AHS stores in 268 cities across China. Our offline AHS stores serve as convenient access points for local walk-in consumers, which not only help us reach more consumers, but also increase our brand awareness.
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

We source pre-owned consumer electronics for distribution outside of China primarily through mobile network operators and merchants in developed economies. Our pre-owned consumer electronics on our international portal also go through the standard inspection, grading and pricing process through our operation center in Hong Kong, and are then sold to other merchants internationally as well as consumers through other international e-commerce platforms, primarily in Hong Kong, Japan, Africa, Europe and the Middle East.

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

In June 2019, JD Group invested in our company, which marked the beginning of our large-scale and in-depth cooperation with JD Group. In connection with the investment, JD Group merged its Paipai Marketplace second-hand business into ours, and entered into a five-year business cooperation agreement, with us covering cooperation in areas such as user traffic, marketing, research and development, commission sharing, supply chain and logistics, and customer service and after-sales services. Under the JD business cooperation agreement, JD Group authorized us to operate and we agreed to provide platform services to its spare stock, which constitutes a complementary source of supply on PJT Marketplace and Paipai Marketplace. Under the JD business cooperation agreement, JD Group agreed to a five-year non-compete commitment with respect to certain product categories. As part of our strategic partnership, JD Group offers us the access portals embedded in the JD mobile app, the JD.com website and JD’s Weixin mini-program, which channel us to the consumer traffic available on JD platforms.

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

Brand Partners

We have entered into business cooperation agreements with certain globally recognized consumer electronics manufacturers, covering cooperation in areas such as user traffic, marketing and commission sharing, typically with a term of one to three years. Under these business cooperation agreements, our brand partners offer us prominent access points on their official websites, mobile apps and Weixin mini-programs to provide us with traffic support, in exchange for which we provide recycle and/or trade-in services to their customers.

In late 2022, we formed a strategic partnership with a leading global mobile phone brand to provide recycle and trade-in services, which we expect will strengthen our capabilities in recycling supply chain and boost our recycling penetration rate in first- and second-tier cities. Based on the partnership, we are authorized to collect used devices from the brand owner’s corporate clients in China on a time frame of one to three years. We are also authorized to recycle and provide trade-in supply chain services to the brand owner’s official website and directly operate flagship retail stores in China. In addition, we obtained the qualification to directly procure used devices from this brand owner in order to secure stable sources of supply.

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

In order to further strengthen our offline service capabilities, we place self-service recycling kiosks in selected brand stores. As of December 31, 2023, we had 2,132 self-service recycling kiosks in major phone retailers in mainland China, 30 self-service recycling kiosks in Hong Kong, 10 self-service recycling kiosks in Japan and 11 self-service recycling kiosks in Sweden to help brands and their authorized distribution channels process trade-ins. These kiosks are equipped with similar inspection technology as our DeviceHero boxes and leverage data from millions of transactions and thousands of phone models to inspect, grade and price devices. They are able to inspect and display a sale price for pre-owned devices within two minutes. The kiosks temporarily store the recycled devices before they are shipped downstream for further certification and distribution on PJT Marketplace.

Our Inspection, Grading and Pricing Technology

We inspect or certify most devices sourced from AHS Recycle and sold on PJT Marketplace and Paipai Marketplace. We have developed a comprehensive inspection and certification system covering hardware, exterior and interior inspection. We had a dedicated device inspection team consisting of 125 members as of December 31, 2023. As of December 31, 2023, we had obtained 87 patents in relation to consumer electronics inspection and certification. Our inspection capabilities are also recognized and trusted by both consumers and merchants. For example, as of December 31, 2023, we had licensed our DeviceHero proprietary inspection system to over 198,000 small merchants to facilitate their inspection of the functionality, battery life and other features of pre-owned consumer electronic devices.

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

ESG reporting and commitment. In June 2023, we issued our third consecutive annual ESG report highlighting the progresses in green operation and our innovations in the field of the circular economy. In September 2023, we publicly reaffirmed our support for the Ten Principles of the United Nations Global Compact on human rights, labor, environment and anti-corruption. We also announced our commitment to integrate these principles into our strategy, culture, and day-to-day operation to the best of our ability.

Environmental sustainability. Being environmentally friendly is an integral part of our business. During the third annual ESG review for the year of 2022, we were delighted to report a continued reduction in greenhouse gas emission intensity. We procured and used more environmentally friendly and durable packaging materials, including the reuse of 18 tons of packaging fillers for B2B parcels and 36,000 packaging boxes for B2C parcels. In 2022, we responsibly collected and sent 270,000 electronic devices to eco-friendly disposal, thereby reducing electronic product pollution by 43.2 tons.

Socially good initiatives. In the third ESG report, we disclosed that we made philanthropic donations totaling RMB1 million in 2022. We also donated pre-owned electronic learning devices through our “AHS Charity and Love · Digital Education Aid Program for Rural Children” program. These donations benefited a total of 10,770 students in rural villages, improving their access to educational resources.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Privacy concerns relating to pre-owned consumer electronics and the collection, storage and use of customer information could deter current and potential customers from choosing our products or services, damage our reputation, impede our business growth and thus negatively impact our business.”

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

Intellectual Properties

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2023, we had 160 patents registered. As of December 31, 2023, we also owned 463 registered trademarks, 92 registered copyrights (including 75 registered software copyrights) developed by us relating to various aspects of our operations, and 81 registered domain names, including atrenew.com, aihuishou.com and paijitang.com. In addition, JD Group is in the process of transferring the paipai.com domain name to us.

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

We intend to protect our technology and proprietary rights vigorously. We have employed internal policies, confidentiality agreements, encryptions and data security measures to protect our proprietary rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Branding and Marketing

We believe that our omni-channel business model, in its nature, can efficiently bring strong user traffic, and our high-quality services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. Our sales and marketing team, consisting of 236 personnel as of December 31, 2023, is dedicated to implementing our multi-channel marketing strategy both online and offline.

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

Competition

The pre-owned consumer electronics industry in China is rapidly evolving and increasingly competitive. Although we believe no other industry player in China operates under an end-to-end platform business model like ours, we face competition from players who operate a business overlapping with or similar to one or several components of our platform. For example, we compete with other platforms for pre-owned goods transactions.

We believe we compete on the basis of our ability to create a new infrastructure defined by our end-to-end coverage of the value chain including the supply chain and standardizing of inspection, grading, and pricing. We believe that our diverse sources of supply also give us a competitive advantage, given our wide coverage of the supply chain.

Insurance

We provide social security insurance for our employees as required by mainland China law. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Regulation

We are subject to a variety of mainland China laws, rules and regulations affecting many aspects of our business. This section sets out a summary of the major laws, regulations, rules and policies which may have material impact on our business and operations.

Regulations Relating to the Circulation of Pre-owned Electronics

The Measures for Administration of the Circulation of Second-hand Goods (for Trial Implementation) issued by the Ministry of Internal Trade of the PRC (which is the predecessor of the Ministry of Commerce) and the Ministry of Public Security of the PRC on March 9, 1998 requires that second-hand goods operators shall record the names of entities and the resident identity cards of individuals that/who sell or consign for sale, or are entrusted to sell or consign for sale second-hand goods; and shall strictly check the power of attorney of the entrusting entities and resident identity cards of the entrusting individuals.

The Administrative Measures for the Recycling of Renewable Resources, which initially took effect on March 27, 2007 and amended by the Ministry of Commerce and other authorities on November 30, 2019, regulates “renewable resources” including all kinds of wastes that are generated in social production and living and consumption, and that have lost all or part of their use value, but can regain use value through recovery and processing, including discarded electronic products, etc. To engage in renewable resources recovery business, a recycling operator can start business only after getting a business license, and the business scope specified on the business license shall include the business of recycling of renewable resources. In addition to the requirements under the measures, a recycling operator engaging in the purchase and sale of pre-owned electric appliances and electronic products shall also comply with other more specific requirements set forth in other laws and regulations.

The Administrative Measures on the Circulation of Pre-owned Electrical and Electronic Products, promulgated by the Ministry of Commerce on March 15, 2013, further specifies the requirements under the above two regulations. According to the measures, recycling operators engaging in the purchase and sale of pre-owned electric appliances and electronic products shall record information of the purchased products, including the product name, trademark, model, original purchase voucher or identity information of sellers of the products. Pre-owned electric appliances and electronic products to be sold shall be labeled as used products in a prominent position. Recycling operators are prohibited from purchasing the following electric appliances and electronic products: (i) those sealed up or impounded according to the law, (ii) those that are obtained by stealing, robbing, swindling, smuggling or other illegal criminal means by the sellers and clearly known by such operator, (iii) those whose legitimate sources cannot be explained, and (iv) other used electrical and electronic products which are forbidden to be purchased according to laws and administrative regulations. Violation of the above provision may result in a fine up to RMB30,000 to be imposed on the recycling operator, or even criminal liability if the case is serious enough. It is also clarified that purchase and sale of pre-owned electric appliances and electronic products through the internet shall also comply with the requirements under these measures.

Regulations Relating to Foreign Investment

The PRC Company Law, which was promulgated by the Standing Committee of National People’s Congress on December 29, 1993, amended on 26 October 2018 and became effective on the same day, provides for the establishment, corporate structure and corporate management of companies, which also applies to foreign-invested enterprises in mainland China. Furthermore, the PRC Company Law, the Revised Company Law, was recently amended by the Standing Committee of National People’s Congress on December 29, 2023 and will come into force on July 1, 2024, the main amendments of which involve improving the company’s establishment and exit system, optimizing the company’s organizational structure, detailing exercise of shareholder rights, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc. Among others, the Revised Company Law introduces a rule requiring the registered capital of limited liability companies to be fully paid within five years, which applies to all PRC limited liability companies. Companies incorporated before the promulgation and implementation of the Revised Company Law are required to gradually adjust to meet the deadline. In consequence, we may be required to accelerate payment of capital contributions towards the registered capital of our PRC subsidiaries and joint ventures. Specific implementation measures of the Revised Company Law shall be prescribed by the State Council, of which, as of the date of this annual report, final versions are yet to be released.

The Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, competent government departments will formulate a catalog of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in mainland China by foreign investors are set out in two categories, namely the Special Management Measures for the Entry of Foreign Investment (Negative List) (2021 version), as promulgated on December 27, 2021 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce and became effective on January 1, 2022, and the Encouraged Industry Catalog for Foreign Investment (2022 version), as promulgated by the NDRC and the Ministry of Commerce on October 26, 2022 and became effective on January 1, 2023. Industries not listed in these two catalogs are generally deemed “permitted” for foreign investment unless specifically restricted by other mainland China laws. According to this list, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may maintain their original organization form and structure within five years after the implementation of the Foreign Investment Law. The Foreign Investment Law mainly provides for four forms of foreign investments: (a) establishment of a foreign invested enterprise within mainland China by a foreign investor, individually or collectively with other investors; (b) acquisition of shares or equity interests in, asset interests of, or other like rights and interests of an enterprise within mainland China by a foreign investor; (c) investments in a new project within mainland China by a foreign investor, individually or collectively with other investors, and (d) foreign investors’ investments in mainland China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not address the concept and regulatory regime of variable interest entity structures and uncertainties remain in relation to its interpretation and implementation.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the People’s Republic of China, or the Implementing Regulations of the Foreign Investment Law, which became effective on January 1, 2020. The Implementing Regulations of the Foreign Investment Law strictly implements the legislative principles and purpose of the Foreign Investment Law. It emphasizes promoting and protecting the foreign investment and refines the specific measures to be implemented. On the same day, the Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment law of the PRC, effective as of January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of the rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, division of enterprises.

In order to facilitate the implementation of the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law, the Ministry of Commerce and the State Administration for Market Regulation promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No. 62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the Ministry of Commerce on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by State Administration for Market Regulation on December 28, 2019 further refine the related rules.

Regulations on Value-Added Telecommunications Services

The Telecommunications Regulations of the PRC, promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, are the primary regulations governing telecommunications services, which set out the general framework for the provision of telecommunications services in mainland China. The regulations require that telecommunications service providers shall obtain licenses prior to commencing operations. The regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, most recently amended by the Ministry of Industry and Information Technology on June 6, 2019, and issued as an attachment to the regulations, identifies internet information services and online data processing and transaction processing as value-added telecommunications services. Based on the specific type of value-added telecommunications services permitted to be carried out, the license for value-added telecommunications services, can be further categorized, among others, the license for value-added telecommunications services for online data processing and transaction processing.

Foreign direct investment in telecommunications companies in mainland China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, which was issued by the State Council on December 11, 2001, most recently amended on March 29, 2022. The regulation provides that the foreign party investing in a foreign-invested telecommunications enterprise engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the foreign-invested telecommunications enterprise, except as otherwise stipulated by the state. The foreign-invested telecommunications enterprise must apply for license for value-added telecommunications services to operate value-added telecommunications services from the Ministry of Industry and Information Technology. According to the Special Management Measures for the Entry of Foreign Investment (Negative List) (2021 version), foreign equity ownership in any value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center; which means the foreign equity ownership of operators of such services can be up to 100%).

Regulations Relating to E-Commerce

On August 31, 2018, the Standing Committee of the National People’s Congress of the PRC promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which took effect on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the e-commerce business operators and the possible legal consequences if e-commerce business operators are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, the e-commerce business operators shall disclose information about goods or services provided comprehensively, truthfully, accurately and promptly in order to protect the consumers’ rights to know and rights to choose. The e-commerce business operators shall not fabricate transactions or users’ comments to conduct false or misleading business promotions so as to defraud or mislead consumers. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

On January 6, 2017, the State Administration for Industry and Commerce of the PRC (which is the predecessor of the State Administration for Market Regulation) promulgated Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and was later amended on October 23, 2020. According to such measures, customers are entitled to return goods without reason, except for customized goods, fresh and perishable goods, audio-visual products, computer software and other digital products which are downloaded online or whose packages have been opened by consumers, and delivered newspapers or periodicals, and such other merchandize which is, as confirmed by the consumer at the time of purchase, not fit for the return policy by nature. Where the goods returned are intact, the online seller shall refund to the consumer the payments made for the goods within seven days upon receipt thereof.

On March 15, 2021, the State Administration for Market Regulation promulgated the Administrative Measures for Online Trading, which came into effect on May 1, 2021. The Administrative Measures for Online Trading implements legislative principles and purpose of the E-Commerce Law and refines a series of laws and regulations. It further specifies the responsibilities of online trading platform operators and the requirements for protecting online consumers’ rights and interests.

Regulations Relating to Franchising Operations

The Administrative Regulations on Commercial Franchise Operations was promulgated by the State Council on February 6, 2007, effective from May 1, 2007, under which a franchisor shall have a well-established operation model, be able to provide the franchisee with long-term management guidance, technical support, business training and other services, and have at least two direct sales stores and have undertaken the business for more than a year. A franchisor shall, within 15 days of its first franchising contract signing, file with the competent commerce authority accordingly.

Pursuant to the regulations, a franchising contract shall include but not be limited to the following terms: the basic information of the franchisor and franchisees, the term of the contract, the type, amount and payment(s) of the franchising fees, the specific content of operation guidance, technical supports and business training as well as the method for providing the same, the quality requirements and quality control measures, the marketing and advertisements arrangements, the consumer protection and indemnification, the change, cancelation or termination of the contract, the breach of the contract, and the dispute resolution, which shall all be put in writing. Moreover, according to the regulations, the franchisee shall be allowed to unilaterally cancel the franchising contract within a certain period of time; the franchising term, unless the franchisee otherwise agrees, shall be no less than three years (renewals are excluded); the purpose and refund conditions and means of the fees paid by the franchisee to the franchisor in advance of the establishment of the franchising contract shall be clarified in writing; the usage of publicity and promotion fees paid by the franchisee to the franchisor shall be disclosed to the franchisee in a timely manner; the franchisee may not transfer the franchise rights to a third party without the consent of the franchisor; and the franchisor shall report the information about the conclusion of franchise contracts in the previous year to the competent commerce authority in the first quarter of each year. In addition to the regulations, the Ministry of Commerce has also promulgated two implementing regulations: the Administrative Measures for Archival Filing of Commercial Franchises, last amended on December 29, 2023; and the Administrative Measures on Information Disclosure Requirements for Commercial Franchises, last amended on February 23, 2012 and came into effect on April 1, 2012. The above two implementing regulations, together with the regulations form the basic legal framework for the regulation of franchise operations in mainland China.

Regulations Relating to Product Quality and Consumers Protection

According to the PRC Civil Code, in the event of damage arising from a defective product, the victim may seek compensation from either the manufacturer or seller of such a product. If the defect is caused by the seller, the manufacturer shall be entitled to seek reimbursement from the seller upon compensation of the victim.

According to the Product Quality Law of the PRC, which took effect on September 1, 1993 and was last amended on December 29, 2018, products for sale must satisfy safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the Consumers Rights and Interests Protection Law of the PRC, which became effective on January 1, 1994 and was last amended on October 25, 2013, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. Consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages against sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages against the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On March 15, 2024, the State Council promulgated the Regulations for the Implementation of the PRC Consumer Rights and Interests Protection Law, or the Implementation Regulations. These Implementation Regulations are set to take effect on July 1, 2024, and provide detailed guidelines for business operators to ensure that the goods or services they offer to consumers meet the necessary standards for personal and property safety. The Implementation Regulations specify that business operators must ensure that even items provided to consumers for free, such as rewards, gifts, or trials, adhere to these safety standards. Under the Implementation Regulations, consumers are empowered to report any concerns regarding potentially defective goods or services that could pose risks to personal or property safety to the business operators or relevant administrative authorities. Additionally, without the knowledge of consumers, business operators are prohibited from setting different prices or charging criteria for the same goods or services under the same transaction conditions.

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

Regulations Relating to Advertising

In 1994, the Standing Committee of the National People’s Congress of the PRC promulgated the Advertising Law of the PRC, which was amended on April 29, 2021 and became effective on the same date. This law regulates commercial advertising activities in mainland China and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Administrative Measures for the Internet Advertising were adopted by the State Administration for Market Regulation on February 25, 2023 and became effective on May 1, 2023 According to the measures, advertisers are responsible for the authenticity of the advertisements content. With regard to the display of products or services in an order determined by competitive bidding, all online advertisements must be marked “Advertisement” to distinguish them from the natural search results. Except for circumstances where advertisements are prohibited from being published either directly or in a disguised form by laws and administrative regulations, advertisement publishers shall indicate conspicuously the word “Advertisement” for goods or services promoted in the form of knowledge sharing, experience sharing, product or service evaluation, etc., with shopping links and other purchase methods attached. In addition, Internet pop-up ads must display a “close” sign prominently and ensure one-click closing of the pop-up windows. It is not allowed to cheat or mislead users to click on or browse advertisements.

Regulations Relating to Foreign Trade

On November 7, 2016, the Foreign Trade Law of the PRC was promulgated by the Standing Committee of the National People’s Congress of the PRC, which came into effect on the same day. The Foreign Trade Law provides that a foreign trade dealer engaged in import or export of goods or technologies shall register with the authority responsible for foreign trade under the State Council of the PRC or its authorized entities. The PRC customs authority shall not process the declaration and clearance procedures for the imported or exported goods where a foreign trade dealer fails to register as required. On December 30, 2022, the Standing Committee of the National People’s Congress of the PRC promulgated the Decision on Amending the Foreign Trade Law of the PRC, effective on the date of the promulgation, which removes the registration requirements for a foreign trade dealer engaging in import or export of goods or technologies under the Foreign Trade Law of the PRC, which means that a foreign trade dealer engaging in import or export of goods does not need to register with the Foreign Trade Department of the State Council or its authorized entities since December 30, 2022.

Regulations Relating to Anti-Monopoly

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law, which was recently amended on June 24, 2022 and became effective on August 1, 2022, providing the regulatory framework for anti-monopoly regulations in mainland China. Under the PRC Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

Pursuant to the PRC Anti-Monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the governmental authorities.

Pursuant to the PRC Anti-Monopoly Law and regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation), (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within mainland China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within mainland China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. Where, although a concentration of undertakings does not reach the threshold, there is evidence proving that the concentration has or may have effect of eliminating or restricting competition, the State Council may require the undertakings to file a prior notification. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. If business operators fail to comply with the PRC Anti-Monopoly Law or other regulations, the anti-monopoly agency is empowered to cease the activities, unwind the transactions, and confiscate illegal gains and fines. Furthermore, business operators may be subject to criminal liability in the case of serious violation.

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly for Platform Economy. The Guidelines to Anti-Monopoly for Platform Economy mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Guidelines to Anti-Monopoly for Platform Economy prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Guidelines to Anti-Monopoly for Platform Economy also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

Regulations Relating to Intellectual Property Rights

In terms of international conventions, mainland China has entered into the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks and the Patent Cooperation Treaty.

Patents

According to the PRC Patent Law promulgated by the Standing Committee of the National People’s Congress of the PRC on March 12, 1984 with the currently effective version took effect from June 1, 2021, and the Implementation Rules of the PRC Patent Law, which was promulgated by the State Council in June 2001 and last amended in December 2023, there are three types of patents in mainland China: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the PRC Patent Law, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in mainland China is required to report to the National Intellectual Property Administration for confidentiality examination.

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

Trademarks

According to the PRC Trademark Law promulgated by the Standing Committee of the National People’s Congress of the PRC in August 1982 and last amended in April 2019, and the Implementation Rules of the PRC Trademark Law promulgated by the State Council in August 2002 and last amended in April 2014, the period of validity for a registered trademark is ten years, commencing on the date of registration. The registrant shall go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years, commencing on the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be cancelled. A trademark owner may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its records. As with patents, the PRC Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark that is applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not infringe upon existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Industrial and commercial administrative authorities have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to the law.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology in August 2017 and effective in November 2017, and the Implementing Rules on Registration of National Top-level Domain Names, which was promulgated by China Internet Network Information Center in and effective in June 2019. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of internet domain names in mainland China. Domain name registrations are handled through domain name service agencies established under the regulations, and the applicants become domain name holders upon successful registration.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, which was promulgated by the Standing Committee of the National People’s Congress of the PRC in September 1993 and last amended in April 2019, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

On November 22, 2022, the State Administration for Market Regulation released the PRC Anti-Unfair Competition Law (Draft for Comments) which proposes to increase the fine. Business operators and other natural persons, legal persons and unincorporated organizations which infringe upon trade secrets in violation of the provisions hereof, shall be ordered by the government authorities to cease the illegal activities, surrender the illegal income and pay a fine of between RMB100,000 to RMB1 million (or where the circumstances are serious, between RMB1 million to RMB5 million).

Regulations Relating to Environment Protection

Pursuant to the PRC Environmental Protection Law promulgated by the Standing Committee of the National People’s Congress of the PRC, in December 1989, last amended in April 2014 and effective in January 2015, any entity which discharges or will discharge pollutants during its course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. According to the provisions of the PRC Environmental Protection Law, in addition to other laws and regulations of mainland China, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters.

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

Pursuant to the PRC Environment Impact Assessment Law, which was promulgated in October 2002 and most recently amended in December 2018, mainland China implements a classification-based management on the environmental impact assessment of construction projects according to the impact of the construction projects on the environment. Construction units, which fall within corresponding classified administration catalog, shall prepare an Environmental Impact Report or an Environmental Impact Statement, or fill out the Environmental Impact Registration Form.

Pursuant to the Regulations on Urban Drainage and Sewage Disposal, which was promulgated in October 2013 and came into effect in January 2014, and the Measures for the Administration of Permits for the Discharge of Urban Sewage into the Drainage Network, which was promulgated in January 2015, amended on December 1, 2022 and became effective on February 1, 2023, drainage entities covered by urban drainage facilities shall discharge sewage into urban drainage facilities in accordance with the provisions of the state. Where a drainage entity needs to discharge sewage into urban drainage facilities, it shall apply for a drainage license in accordance with the provisions of these Measures. The drainage entity that has not obtained the drainage license shall not discharge sewage into urban drainage facilities.

Regulations Relating to Fire Protection

The Fire Prevention Law of the PRC was adopted in April 1998 and last amended in April 2021. The law provides that fire control design and construction of a construction project shall comply with the State’s fire control technical standards. Developers, designers, builders and project supervisors shall be responsible for the quality of the fire control design and construction of the construction project pursuant to the law. Development project fire safety design examinations and acceptance systems shall be implemented for development projects which are required to have fire safety design in accordance with the national fire protection technical standards.

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

Regulations Relating to Foreign Exchange and Dividend Distribution

Foreign Exchange Control

According to the PRC Regulation for the Foreign Exchange promulgated by the State Council in January 1996, which was amended in January 1997 and August 2008, and the Regulation on the Administration of the Foreign Exchange Settlement, Sales and Payment promulgated by the People’s Bank of China in June 1996, foreign exchanges required for distribution of profits and payment of dividends may be purchased from designated foreign exchange banks in mainland China upon presentation of a board resolution authorizing distribution of profits or payment of dividends.

According to the Circular of the State Administration of Foreign Exchange, on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix promulgated in November 2012 and amended in May 2015, October 2018 and December 2019 by the SAFE, (1) the opening of and payment into foreign exchange accounts under direct investment accounts are no longer subject to approval by the SAFE; (2) reinvestment with legal income of foreign investors in mainland China is no longer subject to approval by SAFE; (3) the procedures for capital verification and confirmation that foreign-funded enterprises need to go through are simplified; (4) purchase and external payment of foreign exchange under direct investment accounts are no longer subject to approval by SAFE; (5) domestic transfer of foreign exchange under direct investment account is no longer subject to approval by SAFE; and (6) the administration over the conversion of foreign exchange capital of foreign-invested enterprises is improved. Later, the SAFE promulgated the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment in February 2015, which was further amended in December 2019 and prescribed that the bank instead of the SAFE can directly handle the foreign exchange registration and approval under foreign direct investment while the SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the bank.

The Provisions on the Administration of Foreign Exchange in Foreign Direct Investments by Foreign Investors, which were promulgated by the SAFE in May 2013 and amended in October 2018 and December 2019, regulate and clarify the administration over foreign exchange administration in foreign direct investments.

According to the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises promulgated by the SAFE in Mach 2015 and last amended in March 2023, and the Circular on the Reform and Standardization of the Management Policy of the Settlement of Capital Projects promulgated by the SAFE in June 2016, the settlement of foreign exchange by foreign invested enterprises shall be governed by the policy of foreign exchange settlement on a discretionary basis. However, the settlement of foreign exchange shall only be used for their own operational purposes within the business scope of the foreign invested enterprises and follow the principles of authenticity.

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

Foreign Exchange Registration of Offshore Investment by mainland China Residents

The SAFE promulgated the SAFE Circular 37 in July 2014. The SAFE Circular 37 requires mainland China residents (including mainland China institutions and individuals) to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, directly established or indirectly controlled by mainland China residents for offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such mainland China residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the special purpose vehicle, such as changes of a mainland China resident individual shareholder, the name or operating period of the special purpose vehicle, or when there is a significant change to the special purpose vehicle, such as changes of the mainland China individual resident’s increase or decrease of its capital contribution in the special purpose vehicle, or any share transfer or exchange, merger, division of the special purpose vehicle.

The Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, which was promulgated in February 2015 and effective in June 2015 and further amended in December 2019, provides that mainland China residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment via the banks.

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject onshore company or mainland China residents to penalties under mainland China foreign exchange administration regulations.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect in June 2015 and was amended in December 2019. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas listed company who are mainland China citizens or non-mainland China citizens residing in mainland China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified mainland China agent, such as a mainland China subsidiary of the overseas listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject us and the participants to fines and legal sanctions.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in mainland China who exercise stock options or are granted restricted shares will be subject to mainland China individual income tax. The mainland China subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the mainland China subsidiaries fail to withhold income tax in accordance with laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

The Labor Contract Law of the PRC and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the one month anniversary of the commencement date of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationship is terminated. According to the Labor Contract Law, if an employer requires the employees to work overtime, it shall pay the worker legally required working overtime salaries. When the employer fails to pay the working overtime salary, it will be ordered to pay compensation to the employees at amount based on the actual working overtime salary that has not been duly paid.

Pursuant to the Interim Provisions on Labor Dispatch, which was promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, effective from March 1, 2014, employers may employ dispatched workers in temporary, auxiliary or substitutable positions provided that the number of dispatched workers shall not exceed 10% of the total number of its workers. Pursuant to the Labor Law, if the employer violates the labor dispatch regulations, the labor administrative department shall order it to make corrections within a prescribed time limit; if it fails to make corrections within the time limit, penalty will be imposed on the basis of more than RMB5,000 and less than RMB10,000 per person.

Social Insurance and Housing Provident Funds

According to the Social Insurance Law of PRC, which was promulgated by the Standing Committee of the National People’s Congress of the PRC in October 2010 and last amended in December 2018, and the Interim Regulations on the Collection and Payment of Social Security Funds, which was promulgated by the State Council in January 1999 and amended in March 2019, and the Regulations on the Administration of Housing Provident Funds, which was promulgated by the State Council in April 1999 and last amended March 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and to housing provident funds. Any employer who fails to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Regulations Relating to Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law, promulgated by the National People’s Congress of the PRC in March 2007 and last amended in December 2018, and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both domestic enterprises and foreign-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Besides enterprises established within mainland China, enterprises established outside China whose “de facto management bodies” are located in mainland China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within mainland China but which have an establishment or place of business in mainland China, or which do not have an establishment or place of business in mainland China but have income sourced within mainland China. An income tax rate of 10% will normally be applicable to dividends declared to non-mainland China resident enterprise investors that do not have an establishment or place of business in mainland China, or that have such establishment or place of business but the income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within mainland China.

In addition, an enterprise certified as a High-Tech Enterprise enjoys a reduced enterprise income tax rate of 15%. According to the Administrative Measures for the Certification of High-Tech Enterprises amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation jointly determine whether an enterprise is a High-Tech Enterprise considering the ownership of core technology, whether the main technologies underlying the key products or services fall within the officially supported high-tech fields, the proportion of research and development personnel of the total staff, the proportion of research and development expenditure of total revenue, the proportion of high-tech products or services of total revenue, and other factors prescribed.

In 2009, the State Administration of Taxation issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the De Facto Standards of Organizational Management, or State Administration of Taxation Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to State Administration of Taxation Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

The State Administration of Taxation issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or State Administration of Taxation Public Notice 7 in February 2015. State Administration of Taxation Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company.

The State Administration of Taxation also issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-Resident Enterprises, or the State Administration of Taxation Public Notice 37 in October 2017, which came into effect on December 1, 2017 and was amended by the Announcement of the State Taxation Administration on Certain Taxation Normative Documents issued by the State Administration of Taxation on June 15, 2018. According to State Administration of Taxation Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority.

According to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, which was promulgated and came into effect in August 2006, and other applicable mainland China laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a mainland China resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties which was promulgated by the State Administration of Taxation in February 2009, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, which was promulgated by the State Administration of Taxation in February 2018 and came into effect in April 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Value Added Tax

For sales of pre-owned consumer electronic products, we are subject to the VAT levy rate of 3% under the simplified method and is exempted by 1% in comply with mainland China VAT regulations of CaiShui [2009] No. 9 and CaiShui [2014] No. 57. According to the Provisional Regulations of the PRC on Value-Added Tax, effective in January 1994 and further amended in November 2008, February 2016, and November 2017, and its implementation rules effected in January 1994 and amended in December 2008 and October 2011, except stipulated otherwise, taxpayers who sell goods, labor services or tangible personal property leasing services or import goods shall be subject to a 17% tax rate; taxpayers who sell transport services, postal services, basic telecommunications services, construction services, or real property leasing services, sell real property, transfer the land use right shall be subject to an 11% tax rate, and taxpayers who sell services or intangible assets shall be subject to a 6% tax rate.

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

Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security

On July 1, 2015, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC National Security Law, which came into effect on the same day. The PRC National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC.

In November 2016, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Cyber Security Law, which took effect on June 1, 2017. In accordance with the PRC Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal or criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Core data, i.e. data concerning national security, the lifelines of national economy, important aspects of people’s lives, and major public interests, shall be subject to stricter management system. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving laws and regulations on data security, cross-border data transmission, and confidential information management. It provides that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulation, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed by the regulatory authority about the final determination as to whether they are categorized as “critical information infrastructure operators.”

On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The PRC Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of the PRC, for the purpose of providing products or services to natural persons located within mainland China, for analyzing or evaluating the behaviors of individuals located within mainland China, or for other circumstances as prescribed by laws and administrative regulations. The PRC Personal Information Protection Law provides a personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. The PRC Personal Information Protection Law also contains certain specific provisions with respect to the obligations of a personal information processor and imposes further obligations on a personal information processor that provides for basic internet platform services, has large number of users, or has complicated business activities. These obligations include, without limitation, formulation of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly.

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

On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022 and aims to establish a continual assessment and monitoring mechanism with respect to cross-border data transfers. The Measures for the Security Assessment of Data Cross-border Transfer requires that any data processor providing personal information and important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer provides five circumstances, under any of which data processors shall apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances where a security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration. Prior to applying for security assessment, a data processor shall conduct self-assessment on the risks of cross-border data transfers, with an emphasis on the following matters: (i) the legality, legitimacy and necessity of the purpose, scope and method of cross-border data transfers and data processing of the overseas recipient; (ii) the scale, scope, type and sensitivity of the data to be provided cross-border, and the risks to national security, public interests or the legitimate rights and interests of individuals or organizations caused by cross-border data transfers; (iii) the responsibilities and obligations that the overseas recipient promises to undertake, and whether the overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations could guarantee the security of the data; (iv) risks of the data to be tampered with, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after cross-border data transfers, and whether the channel for the maintenance of personal information rights and interests is unobstructed; (v) whether the contracts on the data to be concluded with the overseas recipient or other legally binding documents have fully agreed on the responsibilities and obligations to protect the data security; and (vi) other matters that may affect the security of cross-border data transfers. The result of a security assessment of cross-border data transfer would be valid for two years, commencing from the date when the result is issued, and the data processor shall re-apply for an assessment if certain circumstances occur within the period of validity or 60 business days prior to the expiration of the period of validity. For cross-border data transfers that have been carried out before the effectiveness of the Measures for the Security Assessment of Data Cross-border Transfer, if not in compliance with these measures, rectification shall be completed within six months from the effectiveness of the Measures for the Security Assessment of Data Cross-border Transfer.

On November 14, 2021, the Cyberspace Administration of China released the Regulations of Cyber Data Security Management (Draft for Comments). Such draft regulation provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and the data processors conducting the following activities shall apply for cybersecurity review in accordance with the regulations: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, such draft regulation also provides that (i) the operators of large Internet platforms who set up headquarters or, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities and (ii) a data processor processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of Cyberspace Administration of China before January 31 of each year.

On December 28, 2021, the Cyberspace Administration of China and other PRC governmental authorities jointly released the Measures for Cybersecurity Review, which took effect on February 15, 2022. Pursuant to the Measures for the Cybersecurity Review, operators of “critical information infrastructure” or data processors holding over one million users’ personal information which intends to be listed in a foreign country are subject to a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.

On December 8, 2022, the Ministry of Industry and Information Technology published the Data Security Management Measures in the Field of Industry and Information Technology (for Trial Implementation), or the Data Security Measures in the IT Field, which took effect on January 1, 2023. The Data Security Measures in the IT Field requires the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring. The Data Security Measures in the IT Field provides that all businesses which handle industrial and telecoms data in mainland China are required to categorize such information into “general,” “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and information technology shall include industrial data, telecoms data, etc. “Industrial data” refers to data produced and collected in the course of research and development design, manufacturing, operation and management, operating and maintenance, and platform operation in various sectors and fields of industry. “Telecoms data” refers to the data generated and collected in the course of telecommunications business operations. For different categories of data, the Data Security Measures in the IT Field prescribes different requirements in terms of security management and protection in terms of data collection, storage, processing, transmission, provision, publication, destruction, exit, transfer, entrusted processing, etc. For general data, the data processors shall establish a life-cycle safety management system, assign management personnel, reasonably determine operation authority, formulate emergency plans, conduct emergency drills, conduct education and training, and keep log records.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The Rules on Acquisition of Domestic Enterprises by Foreign Investors, among other things, require that if an overseas company established or controlled by mainland China companies or individuals, intends to acquire equity interests or assets of any other mainland China domestic company affiliated with the mainland China companies or individuals, such acquisition must be submitted to the Ministry of Commerce for approval. The Rules on Acquisition of Domestic Enterprises by Foreign Investors also require that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the mainland China companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On February 17, 2023, the CSRC released several regulations regarding the offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines and the Notice on Administrative Arrangements for the Filing of Domestic

Enterprise’s Overseas Offering and Listing, collectively, the Overseas Listing Filing Rules, which took effect on March 31, 2023. The Overseas Listing Filing Rules comprehensively reform the former regulatory regime for overseas offering and listing of mainland China domestic companies’ securities and regulate both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC, among others, (i) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 to RMB5 million. The controlling shareholders or actual controllers of the domestic company organize or instigate the illegal acts, or conceals matters resulting in the illegal acts, may be fined between RMB1 million to RMB10 million. According to the Overseas Listing Filing Rules, domestic enterprises that had completed overseas listings before March 31, 2023 are not required to file with the CSRC immediately, but shall carry out filing procedures as required if they conduct refinancing or fall within other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC and several other administrations jointly released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. The Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.

Enforceability of Civil Liabilities in Mainland China

Han Kun Law Offices, our PRC counsel, has advised us that there is uncertainty as to whether the courts in mainland China would:

•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between mainland China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of written reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of laws in mainland China or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a court mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on laws in mainland China against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court in mainland China to have jurisdiction, and meet other procedural requirements, including, among others, that (i) the plaintiff must have a direct interest in the case, (ii) there must be a specific defendant, a concrete claim, a factual basis and a cause for the suit, and (iii) the action must fall within the range of civil actions accepted by the courts in mainland China and within the jurisdiction of the court in mainland China with which it is filed. The court in mainland China will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. It will be, however, difficult for U.S. investors to initiate actions against us in mainland China in accordance with laws in mainland China because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. investors, by virtue only of holding the ADSs or Class A ordinary shares, to establish a connection to mainland China for a court in mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

C.
Organizational Structure

The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report:

(1)
Prior to April 2022, the variable interest entity structure was established through a series of contractual arrangements between Shanghai Aihui, Shanghai Wanwuxinsheng, i.e. the former VIE, and the shareholders of Shanghai Wanwuxinsheng. As a result of such contractual arrangements, financial results of Shanghai Wanwuxinsheng and its subsidiaries were consolidated in our consolidated financial statements under the U.S. GAAP. In April 2022, Shanghai Aihui acquired all equity interests of Shanghai Wanwuxinsheng from the shareholders of Shanghai Wanwuxinsheng, following which Shanghai Wanwuxinsheng became a subsidiary of our company and the variable interest entity structure was completely unwound.

ATRenew Inc. is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Were this holding company structure to be challenged or disallowed by any regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. This holding company structure also involves certain risks in terms of dividend distribution, direct investment in entities in mainland China and obtaining benefits under tax treaty. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the historical contractual arrangements with the former VIE that establish the structure for operating certain of our businesses in mainland China did not comply with mainland China regulations relating to the industries, or if these regulations or the interpretation of existing regulations change in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the consolidated affiliated entities.” See “Item 3. Key Information— D. Risk Factors—Risks Related

to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulations relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are mainland China residents to liability and penalties under mainland China law” See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution.”

Historical Contractual Arrangements

Prior to the unwinding of the variable interest entity structure in April 2022, Shanghai Aihui was a party to a series of contractual arrangements with Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng, which allowed us to (i) have the power to direct activities of Shanghai Wanwuxinsheng that most significantly affect its economic performance, (ii) receive all economic benefits of Shanghai Wanwuxinsheng; and (iii) have an exclusive option to purchase all of the equity interests in Shanghai Wanwuxinsheng when and to the extent permitted by laws and regulations in mainland China, and thus satisfying the conditions for consolidation of the former VIE under U.S. GAAP.

D.
Property, Plant and Equipment

Our headquarters are located in Shanghai, where we leased an aggregate area of over 14,310 square meters as of December 31, 2023 for office space. As of December 31, 2023, we had 8 operation centers with an aggregate floor area of approximately 37,236 square meters across mainland China and Hong Kong.

Our servers are hosted in Shanghai, China. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

As of December 31, 2023, we leased properties for all of our 698 directly operated offline AHS stores across 31 cities in China.

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

We generate revenue from the sale of phones and other consumer electronics goods through our platform. We also charge commission fees to third-party merchants for participating in our online marketplace. Our net revenue increased by 26.9% from RMB7,780.3 million in 2021 to RMB9,869.4 million in 2022, and further by 31.4% to RMB12,965.8 million (US$1,826.2 million) in 2023. Our loss from operations was RMB895.1 million in 2021, RMB2,623.7 million in 2022 and RMB173.3 million (US$24.4 million) in 2023. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our ability to increase the number of consumer products transacted

The number of consumer products transacted is one of the main drivers for our GMV, which affects our revenue.

Our platform attracts an increasing number of buyers and sellers to us to transact pre-owned consumer products. We have an omni-channel procurement network to secure supply both online and offline. We fulfil significant demand from small merchants and consumers nationwide through PJT Marketplace and Paipai Marketplace, respectively.

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

We source supply from our website, mobile app, mobile mini programs, AHS stores and self-service kiosks with broad coverage from top-tier to lower-tier cities. The omni-channel procurement network allows us to quickly secure supply of consumer electronics and scale up our business. In 2023, we had 32.3 million consumer products transacted. Our leading sourcing network together with our in-depth know-how of the industry bring more demand to us.

We are expanding our sources of supply through more AHS stores, deeper collaboration with JD Group, increased penetration of authorized distribution channels from brands, as well as more merchant empowerment services. We will further expand our offline network of stores and self-service kiosks and increase our penetration into lower-tier cities across China. We aim to further our relationships with key partners, including JD Group, to continually vitalize and grow the supply of goods.

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

Our ability to monetize our direct sales and third-party transactions on our online marketplaces

The monetization level from both our direct sales and third-party transactions on our PJT Marketplace and Paipai Marketplace directly affects our revenue. We generate net product revenue from the direct sale of phones and other consumer electronics, and net service revenue from charging commission fees from merchants and/or customers for transacting in our online marketplaces.

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

Automation reduces manual processes in our operation centers, hence reducing the cost of running these centers. We have developed a proprietary automated inspection, grading and pricing system utilized by our operation centers. Our operation centers are able to assign quality grading to pre-owned devices on scale significantly faster and cheaper than manual inspection. As a result, we achieve superior efficiency and accuracy for our inspection, grading and pricing process. As of December 31, 2023, we operated eight centralized operation centers, including two fully automated center in Changzhou and Dongguan and 15 city-level operation stations equipped with proprietary data-driven processing technologies.

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

	For the Years Ended December 31,
	2021	2022	2023
Number of consumer products transacted (in million)	31.2	32.0	32.3

Key Components of Results of Operations

Net revenues

We generate net revenues from product sales and services we provide through our online marketplaces, including PJT Marketplace, offline AHS stores and Paipai Marketplace, and other channels we operate. The following table sets forth the breakdown of our net revenues by amounts and percentages of net revenues for the periods presented:

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Net product revenues	6,654,893	85.5	8,676,672	87.9	11,658,298	1,642,037	89.9
Net service revenues	1,125,382	14.5	1,192,752	12.1	1,307,484	184,155	10.1
Total net revenues	7,780,275	100.0	9,869,424	100.0	12,965,782	1,826,192	100.0

Net product revenues. We generate revenues from sale of phones and other consumer electronics goods through our PJT Marketplace, Paipai Marketplace, offline AHS Stores and other channels we operate. We procure pre-owned phones and other consumer electronics from consumers, small merchants, consumer electronic brands, e-commerce platforms and retailers through our online and offline channels. We then process the pre-owned consumer electronics using our proprietary inspection, grading, and pricing technologies and sell them at a higher price suggested by our pricing mechanism. We also give our buyers the option to trade in their pre-owned devices for new ones.

Net service revenues. We charge commission fees to merchants and/or customers for transacting in our online marketplaces. For PJT Marketplace, we charge both the merchants and buyers a commission fee that ranges from a total of approximately 6% to 7% of the executed transaction price. The commission fee charged to the merchants is determined as a percentage based on the executed transaction price, and the commission fee charged to buyers is determined as a negotiated tiered amount. For Paipai Marketplace, commission fees are charged to merchants only, determined as a percentage based on the executed transaction price. For certain merchants who sell products on our online marketplaces, we enter into contractual agreements with these merchants for a fixed monthly marketplace management fee in addition to the commission fees charged for each transaction.

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

Operating Expenses

Our operating expenses primarily consist of merchandise costs, fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology and content expenses and goodwill impairment loss. The following table sets forth the breakdown of our operating costs and expenses, in amounts and as percentages of total net revenues for each of the periods presented:

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
		(in thousands, except for percentages)
Operating costs and expenses
Merchandise costs	5,735,393	73.7	7,596,613	77.0	10,338,870	1,456,199	79.7
Fulfillment expenses	1,062,066	13.7	1,123,495	11.4	1,123,994	158,311	8.7
Selling and marketing expenses	1,206,649	15.5	1,536,052	15.6	1,250,860	176,180	9.6
General and administrative expenses	433,629	5.6	230,421	2.3	265,981	37,463	2.1
Technology and content expenses	264,560	3.4	227,812	2.3	195,679	27,561	1.5
Goodwill impairment loss	—	—	1,819,926	18.4	—	—	—
Total operating costs and expenses	8,702,297	111.9	12,534,319	127.0	13,175,384	1,855,714	101.6

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

Selling and marketing expenses

Selling and marketing expenses consist primarily of amortization of intangible assets and deferred cost in relation to the acquisition of Paipai Marketplace, platform promotion expenses, channel commissions, advertising expenses, and payroll and related expenses for personnel involved in marketing and business development activities.

The amortization of intangible assets primarily represents amortization of the business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai Marketplace and business cooperation agreement with Kuaishou. We recorded such amortization expenses of intangible assets and deferred cost of RMB330.8 million in 2021, RMB352.7 million in 2022 and RMB288.7 million (US$40.7 million) in 2023. The impairment loss of intangible assets and deferred cost amount to nil in 2021, RMB 271.1 million in 2022 and nil in 2023.

We offer incentives such as promotion coupons to consumers on Paipai Marketplace, and such incentive expenses are recorded as selling and marketing expenses because they serve to promote our Paipai Marketplace. Such incentive expenses amounted to RMB163.2 million in 2021, RMB106.1 million in 2022 and RMB108.4 million

(US$15.3 million) in 2023. As the amounts of consumer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of future trend. Channel commissions consist of commission paid to sales channel providers and collection channel providers, and amounted to RMB190.6 million in 2021, RMB223.4 million in 2022 and RMB219.4 million (US$30.9 million) in 2023.

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

Goodwill impairment loss

Goodwill impairment loss primarily consists of impairment of goodwill arising from the acquisition of Paipai. Considering the outbreak of COVID-19 pandemic and changes in the market conditions, we performed quantitative impairment tests on goodwill and recognized an impairment loss of RMB1,819.9 million in 2022 and nil in 2023.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment 2017/2018. Commencing from the year of assessment 2018/2019, the first 2 million of profits in Hong Kong dollars earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to our company are not subject to any Hong Kong withholding tax.

PRC

Under the PRC Enterprise Income Tax Law , the statutory enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. All of our mainland China subsidiaries, consolidated former VIE and former VIE’s subsidiaries are subject to the statutory income tax rate of 25% except for Shanghai Yueyee which obtained qualification as High and New Technologies Enterprises,or HNTE in 2021 and was entitled to a preferential EIT rate of 15% from 2021 to 2023 if certain conditions are met. So far, Shanghai Yueyee is in accumulated loss status and has not enjoyed any income tax benefits from the HNTE status.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with “de facto management body” within mainland China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of mainland China should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, we would be subject to enterprise income tax on our worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

The PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by “resident enterprises” to “non-resident enterprises” after January 1, 2008. In addition, under the tax arrangements between mainland China and Hong Kong, if a foreign investor is a Hong Kong resident enterprise and such foreign investor is determined by the competent PRC tax authority to have satisfied the conditions and requirements, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in such “resident enterprises”, or 10%, if the investor holds less than 25% in such “resident enterprises”. We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2019, 2020, 2021, 2022 and 2023.

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

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Net revenues
Net product revenues	6,654,893	85.5	8,676,672	87.9	11,658,298	1,642,037	89.9
Net service revenues	1,125,382	14.5	1,192,752	12.1	1,307,484	184,155	10.1
Total net revenues	7,780,275	100.0	9,869,424	100.0	12,965,782	1,826,192	100.0
Operating expenses
Merchandise costs	(5,735,393)	(73.7)	(7,596,613)	(77.0)	(10,338,870)	(1,456,199)	(79.7)
Fulfillment expenses	(1,062,066)	(13.7)	(1,123,495)	(11.4)	(1,123,994)	(158,311)	(8.7)
Selling and marketing expenses	(1,206,649)	(15.5)	(1,536,052)	(15.6)	(1,250,860)	(176,180)	(9.6)
General and administrative expenses	(433,629)	(5.6)	(230,421)	(2.3)	(265,981)	(37,463)	(2.1)
Technology and content expenses	(264,560)	(3.4)	(227,812)	(2.3)	(195,679)	(27,561)	(1.5)
Goodwill impairment loss	—	—	(1,819,926)	(18.4)	—	—	—
Other operating income, net	26,950	0.3	41,238	0.4	36,264	5,108	0.3
Loss from operations	(895,072)	(11.6)	(2,623,657)	(26.6)	(173,338)	(24,414)	(1.3)
Interest expense	(16,778)	(0.2)	(6,163)	(0.1)	(7,056)	(994)	(0.1)
Interest income	8,370	0.1	17,780	0.2	37,875	5,335	0.3
Other (loss) income, net	(50,367)	(0.6)	38,791	0.4	(5,887)	(829)	(0.1)
Loss before income taxes	(953,847)	(12.3)	(2,573,249)	(26.1)	(148,406)	(20,902)	(1.2)
Income tax benefits	143,863	1.8	111,783	1.1	42,530	5,990	0.3
Share of loss in equity method investments	(6,563)	(0.1)	(6,471)	(0.1)	(50,374)	(7,095)	(0.4)
Net loss	(816,547)	(10.6)	(2,467,937)	(25.1)	(156,250)	(22,007)	(1.3)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenues

Our net revenues, which consisted of net product revenues and net service revenues, increased by 31.4% from RMB9,869.4 million in 2022 to RMB12,965.8 million (US$1,826.2 million) in 2023. This increase was primarily due to an increase of RMB2,981.6 million in our net product revenues and an increase of RMB114.7 million in our net service revenues.

Net product revenues. Our net product revenues increased by 34.4% from RMB8,676.7 million in 2022 to RMB11,658.3 million (US$1,642.0 million) in 2023. This increase was attributable to an increase in the sales of pre-owned consumer electronics through our online and offline channels.

Net service revenues. Our net service revenues increased by 9.6% from RMB1,192.8 million in 2022 to RMB1,307.5 million (US$184.2 million) in 2023. This increase was attributable to the increase in transaction volume and monetization capability of Paipai and PJT Marketplace.

Merchandise costs

Our merchandise costs increased by 36.1% from RMB7,596.6 million in 2022 to RMB10,338.9 million (US$1,456.2 million) in 2023, primarily attributable to the growth of our net product sales.

Fulfillment expenses

Our fulfillment expenses increased slightly from RMB1,123.5 million in 2022 to RMB1,124.0 million (US$158.3 million) in 2023, which was mainly due to an increase in personnel costs as we conducted more recycling and transaction activities in 2023 compared with the year of 2022, partially offset by (i) decreases in logistics expenses and operation center related expenses as we continued optimizing our store and operation station networks, and (ii) a decrease in share-based compensation expenses.

Selling and marketing expenses

Our selling and marketing expenses decreased by 18.6% from RMB1,536.1 million in 2022 to RMB1,250.9 million (US$176.2 million) in 2023, primarily due to (i) the recognition of the impairment loss of intangible assets and deferred cost in 2022, which was nil in 2023, (ii) a decrease in amortization of intangible assets and deferred cost resulting from assets and business acquisitions, after recognizing the impairment loss of intangible assets and deferred cost in 2022, and (iii) a decrease in personnel cost. The decrease was partially offset by an increase in marketing expenses.

General and administrative expenses

Our general and administrative expenses increased by 15.5% from RMB230.4 million in 2022 to RMB266.0 million (US$37.5 million) in 2023, which was mainly due to (i) an increase in expected credit loss relating to credit risk, and (ii) an increase in office related expenses.

Technology and content expenses

Our technology and content expenses decreased by 14.1% from RMB227.8 million in 2022 to RMB195.7 million (US$27.6 million) in 2023, which was mainly due to the decrease in one-off technology expenses as our platforms become more sustainable.

Other operating income, net

Our other operating income, net decreased from RMB41.2 million in 2022 to RMB36.3 million (US$5.1 million) in 2023, which was mainly attributable to a decrease in government subsidies.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB173.3 million (US$24.4 million) in 2023, as compared to RMB2,623.7 million in 2022.

Interest expense

We had interest expense of RMB6.2 million in 2022 and RMB7.1 million (US$1.0 million) in 2023. The increase was primarily attributable to the increase in average daily balance of our short-term borrowings.

Interest income

We had interest income of RMB17.8 million in 2022 and RMB37.9 million (US$5.3 million) in 2023. The increase was primarily attributable to the increase in average daily balance of our short-term investments.

Other income (loss), net

We had net other income of RMB38.8 million in 2022 and net other loss of RMB5.9 million (US$0.8 million) in 2023. The decrease was primarily attributable to the decrease in fair value changes of long-term investments due to the more stable capital market.

Income tax benefits

We had income tax benefits of RMB111.8 million in 2022 and RMB42.5 million (US$6.0 million) in 2023. The difference was primarily attributable to the decrease in tax calculation basis due to the impairment of intangible assets resulting from the business and assets acquisitions recognized as of December 31, 2022.

Share of loss in equity method investments

We had share of loss in equity method investments of RMB6.5 million in 2022 and RMB50.4 million (US$7.1 million) in 2023. The difference was attributable to the increase in the investees’ net loss in 2023.

Net loss

As a result of the foregoing, our net loss was RMB156.3 million (US$22.0 million) in 2023, as compared to RMB2,467.9 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues

Our net revenues, which consisted of net product revenues and net service revenues, increased by 26.9% from RMB7,780.3 million in 2021 to RMB9,869.4 million in 2022. This increase was primarily due to an increase of RMB2,021.8 million in our net product revenues and an increase of RMB67.4 million in our net service revenues.

The number of consumer products transacted increased by 2.6% from 31.2 million in 2021 to 32.0 million in 2022.

•
Net product revenues. Our net product revenues increased by 30.4% from RMB6,654.9 million in 2021 to RMB8,676.7 million in 2022. This increase was attributable to an increase in the sourcing volume for ample quality product listings and the corresponding sales of pre-owned consumer electronics through our offline channels, Paipai Marketplace and overseas offline channels, which has leveraged our average transaction price.
•
Net service revenues. Our net service revenues increased by 6.0% from RMB1,125.4 million in 2021 to RMB1,192.8 million in 2022. This increase was attributable to the increase in transaction volume and monetization capability of PJT Marketplace.

Merchandise costs

Our merchandise costs increased by 32.5% from RMB5,735.4 million in 2021 to RMB7,596.6 million in 2022, primarily attributable to the growth in product sales.

Fulfillment expenses

Our fulfillment expenses increased by 5.8% from RMB1,062.1 million in 2021 to RMB1,123.5 million in 2022, which was primarily attributable to (i) an increase in personnel related expenses and outsourced service expenses from RMB533.9 million in 2021 to RMB563.0 million in 2022 due to the growth of our business; (ii) an increase in operation center related expenses from RMB232.9 million in 2021 to RMB247.8 million, which is in line with the increase in our net revenue; (iii) an increase of depreciation and amortization expenses from RMB18.7 million in 2021 to RMB33.5 million in relation to the decoration expenditures on the AHS stores operated directly by us; and (iv) an increase in expenses in relation to the upgrade of technology server from RMB21.4 million in 2021 to RMB35.3 million in 2022, which were partially offset by a decrease in share-based compensation expenses from RMB59.6 million in 2021 to RMB44.1 million in 2022 as we recognized more expenses resulting from share-based awards granted with an IPO condition in the second quarter of 2021.

Selling and marketing expenses

Our selling and marketing expenses increased by 27.3% from RMB1,206.6 million in 2021 to RMB1,536.1 million in 2022, primarily attributable to (i) the recognition of impairment loss on intangible assets related to brand names, non-compete commitment, and technology or platform and deferred cost related to advertising resources for promotion purposes of RMB271.1 million in fourth quarter of 2022; and (ii) an increase in personnel related expenses and outsourced service expenses from RMB149.7 million in 2021 to RMB214.0 million in 2022 in connection with our growing business. This was partially offset by (i) a decrease in sales promotion and coupon expenses from RMB468.5 million in 2021 to RMB406.8 million in 2022 due to improved promotional efficiencies; and (ii) a decrease in sales commissions paid to JD Group in connection with traffic acquisition and sourcing of pre-owned devices from RMB149.0 million in 2021 to RMB144.2 million in 2022.

General and administrative expenses

Our general and administrative expenses decreased by 46.9% from RMB433.6 million in 2021 to RMB230.4 million in 2022, which was mainly due to a decrease in the recognition of share-based compensation expenses from RMB220.3 million in 2021 to RMB67.6 million in 2022 in connection with the restricted share units and options granted to the management with an IPO condition and the recognition of share-based compensation expenses from RMB96.6 million in 2021 to RMB4.7 million in 2022 resulting from options granted to employees.

Technology and content expenses

Our technology and content expenses decreased by 13.9% from RMB264.6 million in 2021 to RMB227.8 million in 2022, which were mainly due to (i) a decrease in personnel related expenses and outsourced service expenses from RMB200.0 million in 2021 to RMB172.0 million in 2022 in relation to adjustment to the spending in research and development; and (ii) a decrease in the recognition of share-based compensation expenses from RMB39.6 million in 2021 to RMB22.3 million in 2022 as we recognized more expenses resulting from share-based awards granted with an IPO condition in the second quarter of 2021. This was partially offset by an increase in the recognition of impairment loss of intangible assets and deferred cost of RMB6.2 million in fourth quarter of 2022.

Goodwill impairment loss

Our goodwill impairment loss was RMB1,819.9 million in 2022, which was mainly due to negative impacts of the COVID-19 pandemic on our operations and the shift in our strategic focus from the consignment model to direct retail sales. In 2022, we faced challenges to our operations in the external environment due to strict COVID-19 control measures which has reduced the number of customer visits to offline AHS stores.

Other operating income, net

Our other operating income, net increased from RMB27.0 million in 2021 to RMB41.2 million in 2022, which was mainly attributable to an increase in government subsidies and reimbursements from our depositary bank.

Loss from operations

As a result of the foregoing, we incurred RMB2,623.7 million of loss from operations in 2022, as compared to RMB895.1 million in 2021.

Interest expense

We had interest expense of RMB16.8 million and RMB6.2 million in 2021 and 2022, respectively. The decrease was primarily due to a decrease in average daily balance of our short-term borrowings.

Interest income

We had interest income of RMB8.4 million and RMB17.8 million in 2021 and 2022, respectively. The increase was primarily attributable to (i) an increase in average daily balance of our cash and cash equivalents; and (ii) an increase in average daily balance of short-term deposits, which mainly consist of term deposits with original maturity longer than three months but less than one year.

Other income (loss), net

We had net other income of RMB38.8 million in 2022, as compared to net other loss of RMB50.4 million in 2021. We had net other income in 2022 primarily because (i) we recorded foreign exchange gain arising from the appreciation of Renminbi against U.S. dollar, and (ii) a loss arising from fair value change of long-term investments.

Income tax benefits

Our income tax benefits decreased from RMB143.9 million in 2021 to RMB111.8 million in 2022. The decrease was primarily due to the recognition of deferred tax liabilities adjustment in 2021 as Shanghai Yueyee renewed its tax benefit qualification, which entitled it to the preferential EIT rate of 15% in 2021. The decrease was partially offset by the tax benefits recognized in connection with the release of tax effects of impairment loss and amortization of intangible assets and deferred cost resulting from assets and business acquisition in 2022.

Share of loss in equity method investments

We had share of loss in equity method investments of RMB6.6 million and RMB6.5 million in 2021 and 2022, respectively.

Net loss

As a result of the foregoing, our net loss was RMB2,467.9 million in 2022, as compared to RMB816.5 million in 2021.

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

Intangible assets, net

Description

Intangible assets mainly include those acquired through business combinations. Intangible assets arising from our acquisitions of Paipai business from JD and other business including Business Cooperation Agreement,

Non-Compete Commitment, technology/platform and brand names are recognized and measured at fair value with the assistance of a third-party valuation firm using valuation techniques such as discounted cash flow analysis. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

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

As of December 31, 2021, there was no indicator identified. As a result, no further quantitative analysis was deemed necessary and no intangible assets impairment loss was recognized for the years ended December 31, 2021.

During the year ended December 31, 2022, considered the changes in market conditions, we identified that intangible assets had impairment indicator and performed quantitative impairment tests on the intangible assets and recognized RMB206.9 million (US$30.0 million) intangible assets impairment losses for the year ended December 31, 2022.

We use Relief from Royalty, or RFR method, a specific discounted cash flow method to estimate fair value of brand names and technology/platform which involves significant unobservable estimates and assumptions, including discount rate, royalty saving rate and forecasts of future revenues. We uses incremental income method, a specific discounted cash flow method to estimate fair value of Non-Compete Commitment which involves significant unobservable estimates and assumptions, including discount rate and forecasts of future revenues.

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

As of December 31, 2023, there was no indicator identified. As a result, no further quantitative analysis was deemed necessary and no intangible assets impairment loss was recognized for the years ended December 31, 2023.

Goodwill

Description

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists. Our goodwill is mainly arising from our acquisition of Paipai business.

We had adopted Financial Accounting Standards Board, or FASB revised guidance on ASU 2017-04 “Testing of Goodwill for Impairment”. Under this guidance, we choose to apply a qualitative assessment first, it starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of comparison of the fair value of a reporting unit to its carrying amount.

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

As of December 31, 2021, we performed qualitative analysis and concluded that it was not more likely than not that the fair value of the reporting unit is less than its carrying amount and therefore no further quantitative analysis was deemed necessary and no goodwill impairment losses was recognized for the years ended December 31, 2021.

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

As of December 31, 2022, goodwill was fully impaired and no goodwill impairment losses was recognized for the years ended December 31, 2023.

Investment in equity investees

Description

We assess the equity method investments for impairment by considering factors including current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the investment in equity investees is written down to fair value

We had adopted ASU 2016-01, “Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” and elected to measure these investments using measurement alternative at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other income (loss), net. We also make qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in other income (loss), net.

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

As a result, the impairment losses of equity securities without readily determinable fair value and equity method investments recognized in other (loss) income, net and share of loss in equity method investments were RMB16,500, RMB12,186 and nil for the years ended December 31, 2021, 2022 and 2023 respectively.

Income taxes

Description

Current income taxes are provided for in accordance with the laws of the tax authorities. Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense.

Judgments and Uncertainties

We have provided a full valuation allowance for the deferred tax assets as of December 31 2022 and 2023, as we are not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. We take the position that full valuation allowance shall be provided considering all the positive and negative evidences with our judgments. We consider the facts and evidence include the amounts available in the carryback periods, reversal patterns of existing taxable temporary differences, our projections of future income and available qualified tax-planning strategies, which have uncertainties in the future period.

Sensitivity of Estimate to Change

While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed and has a material impact on our income taxes and ETR in our financial statements. We recognized valuation allowance of RMB344.2 million, RMB367.9 million and RMB262.3 million (US$36.9 million) as of December 31, 2021, 2022 and 2023, respectively.

Inventories

Description

Inventories, consisting of products available for sales, are valued at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less estimated costs necessary to make the sale. Adjustments are recorded when estimated net realizable value is less than cost. Write-downs are recorded in merchandise costs in the consolidated statements of income and comprehensive income.

Judgments and Uncertainties

Inventory write-down of certain inventories subject to volatile changes in price levels is estimated based on significant management estimates and assumptions used to determine the estimated net realizable value . In determining the estimated net realizable value on certain inventories, we evaluate the impact of the various input factors and their interactions in order to determine the amounts of estimated net realizable value of these specific inventories, such as the forecasted market demands and industry and economic trends.

Sensitivity of Estimate to Change

The determination of estimated net realizable value of certain inventories considers various input factors such as forecasted market demands and industry and economic trends. Changes in these inputs can have a significant impact on the valuation assessment of inventory write-down, which could result in material valuation losses.

The amounts of inventory write-down were RMB2,595, RMB8,931 and RMB45,749 for the years ended December 31, 2021, 2022 and 2023 respectively.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.32 “Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

B.
Liquidity and Capital Resources

To date, we have financed our investing activities mainly though operating activities, historical equity and debt financing activities. As of December 31, 2023, we had RMB1,978.7 million (US$278.7 million) in cash and cash equivalents, of which 93.3% were held in Renminbi, 2.2% were held in U.S. dollar, and the remainder was primarily held in Hong Kong dollars.

In April and May 2021, we issued a total of 9,777,383 Series F preferred shares to certain investors for an aggregate consideration of U.S. dollar equivalent of RMB1.2 billion. In June 2021, we received US$213.3 million in net proceeds from our initial public offering of ADSs after deducting underwriting discounts and commissions and offering expenses. In July 2021, the underwriters exercised their option to purchase additional ADSs and we received a total of US$24.4 million of net proceeds after deducting the underwriter discounts and commissions.

As of December 31, 2023, we had unused one-year revolving credit facilities with several Chinese commercial banks to borrow up to RMB837.1 million. The outstanding balance of short-term borrowings was RMB349.9 million.

In 2023, we entered into two separate supply financing programs with a Chinese commercial bank to provide supply financing services to certain of our suppliers. Under these programs, we pledged RMB212.0 million as security of guarantees. As of December 31, 2023, the outstanding payment obligations confirmed as valid under the supply chain financing program amounted to RMB457.0 million.

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

We expect that a substantial majority of our future revenues will be denominated in RMB. Under existing mainland China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain procedural requirements. However, current mainland China regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our mainland China subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, our mainland China subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered or filed with SAFE, its local branches and/or certain local banks (as applicable).

As a Cayman Islands exempted company and offshore holding company, we are permitted under mainland China laws and regulations to provide funding to our mainland China subsidiaries and the former VIE in China only through loans or capital contributions, subject to approval, filing and/or reporting with respect to government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from financing activities to make loans or capital contributions to our mainland China subsidiaries and the former VIE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Cash Flows

The following table sets forth the movements of our cash flows for the periods presented:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(1,017,962)	881,297	243,898	34,351
Net cash provided by (used in) investing activities	(670,402)	(516,683)	172,013	24,228
Net cash provided by (used in) financing activities	2,289,623	(186,043)	68,703	9,677
Effect of foreign exchange rate changes on cash and cash equivalents	(12,993)	18,413	2,456	346
Net increase in cash, cash equivalents and restricted cash	588,266	196,984	487,070	68,602
Cash, cash equivalents and restricted cash at the beginning of the year	918,376	1,506,642	1,703,626	239,951
Cash, cash equivalents and restricted cash at the end of the year	1,506,642	1,703,626	2,190,696	308,553

Operating activities

Net cash provided by operating activities in 2023 was RMB243.9 million (US$34.4 million). The difference between our net cash provided by operating activities and our net loss of RMB156.3 million (US$22.0 million) in 2023 was primarily the result of adding back non-cash items, mainly including depreciation and amortization of

RMB333.7 million (US$47.0 million), share-based compensation of RMB134.4 million (US$18.9 million), share of loss in equity method investment of RMB50.4 million (US$7.1 million), write-down of inventories of RMB45.7 million (US$6.4 million) and non-cash lease expenses of RMB47.1 (US$6.6 million) as well as changes in working capital items, including an increase in accounts payable of RMB459.0 million (US$64.6 million), the decrease in funds receivable from third party payment service providers of RMB63.2 million (US$8.9 million) and the decrease in prepayments and other receivables, net of RMB43.9 million (US$6.2 million), offset by an increase in inventories of RMB629.4 million (US$88.7 million), the decrease in accrued expenses and other current liabilities of RMB89.7 million (US$12.6 million) and the decrease in contract liabilities of RMB75.7 million (US$10.7 million). The increase in accounts payable is mainly due to the increased inventories in support of the future transaction development. Prepayments and other receivables mainly relate to customer deposits. Contract liabilities exists when we have received consideration but has not transferred the related goods or services to the customer.

Net cash provided by operating activities in 2022 was RMB881.3 million. The difference between our net cash provided by operating activities and our net loss of RMB2,467.9 million in 2022 was primarily the result of adding back non-cash items, mainly including impairment loss of intangible assets, deferred cost and goodwill of RMB2,097.3 million, depreciation and amortization of RMB405.4 million and share-based compensation of RMB174.2 million, as well as changes in working capital items including the decrease in prepayments and other receivables, net of RMB250.9 million, the decrease in amount due from related parties, net of RMB291.0 million, the decrease in funds receivable from third party payment service providers of RMB88.8 million, the increase in accrued expenses and other current liabilities of RMB177.9 million, partially offset by the decrease in deferred tax liabilities of RMB111.8 million and the decrease in amount due to related parties of RMB72.7 million. Prepayments and other receivables mainly relate to customer deposits. The net cash inflow was mainly due to the increasing transaction volume on our platform and more effective cost control method taken by us in 2022.

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

Investing activities

Cash provided by investing activities in 2023 was RMB172.0 million (US$24.2 million), consisting primarily of proceeds from maturity of short-term investments of RMB792.2 million (US$111.6 million) and collection of deposit on loans from third parties of RMB124.2 (US$17.5 million), partially offset by purchases of short-term and long-term investments of RMB542.7 million (US$76.4 million), Loan to third parties of RMB131.7 million (US$18.5 million) and purchase of property and equipment of RMB85.2 million (US$12.0 million).

Cash used in investing activities in 2022 was RMB516.7 million, consisting primarily of purchases of short-term investments of RMB666.3 million and long-term investments of RMB31.8 million, prepayment for long-term investment of RMB180.0 million and purchase of property and equipment of RMB 61.5 million, partially offset by proceeds from maturity of short-term investments of RMB194.5 million and proceeds from short-term bank deposits of RMB200.0 million.

Cash used in investing activities in 2021 was RMB670.4 million, consisting primarily of purchases of short-term investments of RMB787.2 million and long-term investments of RMB215.5 million, loans to related parties of RMB166.4 million, partially offset by proceeds from short-term investments of RMB373.7 million and collection of loan repayment from related parties of RMB200.0 million.

Financing activities

Cash provided by financing activities in 2023 was RMB68.7 million (US$9.7 million), consisting primarily of proceeds from short-term borrowings of RMB623.9 million (US$87.9 million), partially offset by repayment of short-term borrowings of RMB398.0 million (US$56.1 million) and repurchase of ordinary shares of RMB160.1 million (US$22.5 million).

Cash used in financing activities in 2022 was RMB186.0 million, consisting primarily of repayment of short-term borrowings of RMB157.0 million and repurchase of ordinary shares of RMB217.9 million, partially offset by proceeds from short-term borrowings of RMB186.0 million.

Cash provided by financing activities in 2021 was RMB2,289.6 million, consisting primarily of proceeds from issuance of convertible redeemable preferred shares of RMB1,138.2 million, proceeds from IPO of RMB1,488.9 million and proceeds from short-term borrowings of RMB253.7 million, partially offset by repayment for short-term borrowings of RMB561.0 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include capital expenditures, purchase of inventories, contractual obligations, payment of employee’s payroll and welfare expenses, and various fulfillment, selling, general and administrative expenses to support our daily business operations. We intend to fund those requirements with our existing cash and cash equivalents, restricted cash, debt financing and short-term investments.

Our capital expenditures consist primarily of purchase of property and equipment. Our capital expenditures were RMB73.9 million, RMB61.5 million and RMB85.2 million (US$12.0 million) in 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance and debt financing. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Our purchase of inventories primarily includes pre-owned consumer electronics and brand-new electronic devices. Our inventories purchase amount were RMB6,005.0 million, RMB7,551.6 million and RMB10,965.4 million (US$1,544.4 million) in 2021, 2022 and 2023, respectively. Our purchase of inventories will continue to increase due to the growth in our transaction volume.

Our contractual obligations as of December 31, 2023 mainly include short term borrowings and lease commitments, which consist of the commitments under the lease agreements for our office premises and other facilities. The following table sets forth details of our contractual obligations:

	For the Years Ended December 31,
	Total	2024	2025	2026	2027 and after
	(RMB in thousands)
Operating lease commitments	96,198	74,921	12,196	5,395	3,686
Other commitments(1)	2,446	1,740	706	—	—
Short-term borrowings	349,931	349,931	—	—	—

(1)
Other commitments result from those lease contracts that are not qualified for operating leases under ASC Topic 842.

Our payment of employee’s payroll and welfare expenses include payment of employees’ salaries and payment of various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. Our payment of employee’s payroll and welfare expenses were RMB634.5 million in 2021, RMB1,020.9 million in 2022 and RMB1,003.1 million (US$141.3 million) in 2023.

For details of other various fulfillment, selling, general and administrative expenses, see “—Results of Operations—Fulfillment expenses,” “—Results of Operations—Selling and marketing expenses” and “—Results of Operations—General and Administrative Expenses.”

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2023.

Holding Company Structure

ATRenew Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries. As a result, ATRenew Inc.’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries.

If our existing mainland China subsidiaries or any newly formed mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under mainland China law, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition to that, our mainland China subsidiaries may allocate a portion of their after-tax profits determined in accordance with applicable PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the mainland China subsidiaries may allocate a portion of their after-tax profits determined in accordance with applicable PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and such discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. As of December 31, 2023, as our mainland China subsidiaries are all in an accumulated loss position, no statutory reserve was appropriated. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

C.
Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Kerry Xuefeng Chen	44	Founder, Chairman of the Board of Directors and Chief Executive Officer
Yongliang Wang	40	Director and Executive President
Lijun Xin	50	Director
Shuangxi Wu	37	Director
Chen Chen	43	Director and Chief Financial Officer
Jingbo Wang	42	Independent Director
Guoxing Jiang	70	Independent Director
Rui Zhu	49	Independent Director

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

Mr. Yongliang Wang is an executive president of our company and has been serving as our director since June 2019. Prior to joining us, Mr. Wang was the senior director of Paipai business at JD Group since July 2008. Prior to that, Mr. Wang was a sales manager at Tianjin Samsung Opto-Electronics Co., Ltd. from January 2007 to February 2008 and the supervisor of the procurement center of Gome Electrical Appliances from July 2005 to January 2007. Mr. Wang received his bachelor’s degree from University of International Business and Economics in July 2005.

Mr. Lijun Xin has been serving as our director since September 2022. Mr. Xin joined JD.com (NASDAQ: JD and HKEX: 9618) in 2012 and has held several key positions within JD.com. He pioneered the integration of online retail and marketplace model in business operation when he was head of the Apparel & Home business department. Later on, he led the establishment of JD.com’s healthcare business and was appointed as chief executive officer of JD Health International Inc. (HKEX: 6618) in July 2019. Under the leadership of Mr. Xin, JD Health was successfully listed on HKEX in December 2020. After that, he served as the chief executive director of JD retail from September, 2021 to January, 2024. Mr. Xin holds an EMBA degree from China Europe International Business School and a bachelor’s degree of science in electrical engineering and automation from Shanghai Jiao Tong University.

Ms. Shuangxi Wu has been serving as our director since February 2023. Ms. Shuangxi Wu is a vice president of JD.com and the president of JD Electronics Business Group. Since joining JD.com in July 2011, Ms. Wu has successively served various leading roles at JD.com, including the head of Office Supplies and Computer Department, the head of Operating Strategy and Procurement and Sales Operation of JD New Markets, the head of Liquor Department, the head of Refrigerator and Washing Machine Department, and the president of Computer and Electronics Business Unit. Ms. Wu graduated from Beijing Normal University with a master’s degree in law.

Mr. Chen Chen has been serving as our chief financial officer since January 2021 and our director since May 2021. Prior to joining us, Mr. Chen was the chief financial officer of Yunji Inc. from May 2018 to December 2020. Before joining Yunji Inc., Mr. Chen was a partner at Deloitte and served various positions at Deloitte since July 2002. Mr. Chen currently also serves as an independent director of Yunji Inc., an independent director and the chairman of the audit committee of Q&K International Group Limited, and an independent non-executive director and the chairman of the audit committee of Zhou Hei Ya International Holdings Company Limited (HKEx: 1458). Mr. Chen is a member of China Institute of Certified Public Accountants (CICPA). Mr. Chen received his bachelor’s degree from Shanghai Jiaotong University.

Mr. Jingbo Wang has been serving as our independent director since June 2021. Mr. Wang has been the chief financial officer of Agora, Inc. (Nasdaq: API), a global cloud service company since January 2020. Mr. Wang has also served as an independent non-executive director of Edianyun Limited, a company listed on the Hong Kong Stock Exchange since May 2023, and an independent non-executive director of TUHU Car, Inc., a company listed on the Hong Kong Stock Exchange since September 2023. Mr. Wang previously served as a director and the chief financial officer of Qutoutiao Inc., an operator of mobile content platform previously listed on the Nasdaq Stock Market from February 2018 to January 2020, and as the chief financial officer of Yintech Investment Holdings Limited, a provider of investment and trading services previously listed on the Nasdaq Stock Market, from October 2014 to February 2018. Prior to that, Mr. Wang worked at Deutsche Bank from 2009 to 2014 with last position held being a vice president in the corporate finance division. Mr. Wang received his bachelor's degree in engineering from Tsinghua

University in 2003, his master's degree in computer science from the University of Hong Kong in 2005, and his PhD degree in management studies from the Said Business School of the University of Oxford in 2010.

Mr. Guoxing Jiang has been serving as our independent director since June 2021. Mr. Jiang currently is the chairman of the board of directors of Shanghai Fudan Microelectronic Group Limited Company. From November 2007 to November 2017, Mr. Jiang served as the chairman of the board and general manager of Shanghai Fudan Forward Technology Limited Company. From February 1995 to November 2007, Mr. Jiang held several positions in Fudan University and affiliated enterprises, including the vice director of School-Operating Industry Management Committee in Fudan University and chairman of the board of Shanghai Fudan Microelectronic Group Limited Company. Mr. Jiang received his bachelor’s degree in mathematics and computer science from Fudan University in 1977.

Ms. Rui Zhu has been serving as our independent director since May 2022. Ms. Rui Zhu is a professor of marketing and the director of Social Innovation Center at Cheung Kong Graduate School of Business, or CKGSB. She has conducted extensive researches on a number of topics, including consumer behavior, social innovation, and branding. Prior to joining CKGSB, she was an associate professor of marketing and Canada Research Chair in consumer behavior at the University of British Columbia. Ms. Zhu received her Ph.D. in marketing from the University of Minnesota.

B.
Compensation

Compensation of Directors and Executive Officers

In 2023, we paid an aggregate of RMB4.7 million (US$0.7 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2016 Plan

In March 2016, our shareholders and board of directors adopted the Amended and Restated Share Incentive Plan, which together with five subsequent amendments are referred to as the 2016 Plan in this annual report, to grant share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of our shareholders. The maximum aggregate number of ordinary shares that may be issued under the 2016 Plan is 21,920,964 ordinary shares. As of February 29, 2024, we had granted options to purchase a total of 31,091,661 ordinary shares under the 2016 Plan, among which options to purchase a total of 11,300,430 ordinary shares were outstanding.

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

2021 Plan

In 2021, we adopted the 2021 share incentive plan, which was amended and restated in March 2023, or the 2021 Plan, to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares that may be issued under 2021 Plan is 12,150,080. As of February 29, 2024, 3,152,924 restricted share units had been granted and outstanding under the 2021 Plan and options to purchase 3,041,353 ordinary shares had been granted, among which options to purchase a total of 2,129,459 ordinary shares were outstanding.

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

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the 2021 Plan.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

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

The following table summarizes, as of February 29, 2024, the number of ordinary shares under outstanding options that we granted to our directors and executive officers.

Name	Ordinary shares underlying options or restricted share units(1)	Exercise price (US$/share)	Date of grant	Date of expiration
Kerry Xuefeng Chen	*	0.1	7/31/2015	†
	*	0.1	1/1/2017	†
	*	0.1	7/1/2018	†
	*	0.1	1/1/2019	†
	*	0.1	1/1/2019	†
	*	0.1	9/1/2016	†
	*	0.1	10/4/2016	†
	*	0.1	7/31/2019	†
	*	0.1	1/1/2021	†
	1,725,746	0.1	1/1/2021	†
	*	0.1	1/1/2022	†
	*	0.1	1/1/2023	†
	*	0.1	4/1/2023	†
	2,964,091(1)	—	4/13/2021	†
Yongliang Wang	*	0.1	6/3/2019	†
	*	0.1	6/3/2019	†
	*	0.1	6/3/2019	†
	*	0.1	3/1/2020	†
	*	0.1	6/3/2019	†
	*	0.1	7/1/2020	†
	*	0.1	1/1/2021	†
	*	0.1	1/1/2021	†
	*	0.1	6/3/2022	†
	*	0.1	1/1/2022	†
	*	0.1	1/1/2023	†
	*	0.1	4/1/2023	†
	*	0.1	6/3/2023	†
	*	0.1	6/3/2023	†
	*	0.1	6/3/2023	†
Chen Chen	*	0.1	12/15/2020	†
	*	0.1	12/15/2020	†
	*	0.1	1/1/2021	†
	*	0.1	7/1/2021	†
	*	0.1	1/1/2022	†
	*	0.1	3/13/2023	†
	*	0.1	1/1/2023	†
	*	0.1	4/1/2023	†
Jingbo Wang	*	0.1	6/18/2021	†
	*	0.1	6/18/2022	†
Rui Zhu	*	0.1	5/18/2022	†

All directors and executive officers as a group	7,979,751

* Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 29, 2024.

† The expiration date is ten years from the date of grant.

(1)
In April 2021, we granted 2,964,091 restricted share units to Mr. Kerry Xuefeng Chen, vesting immediately upon grant.

As of February 29, 2024, our employees other than directors and executive officers as a group held options to purchase 19,464,004 ordinary shares, with exercise prices ranging from US$0.03 per share to US$0.1 per share.

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

D.
Employees

As of December 31, 2021, 2022 and 2023, we had a total of 2,497, 2,025 and 2,055 full-time employees, the vast majority of which are located in mainland China. The following table sets forth the number of our full-time employees as of December 31, 2023, by function:

Function	Number of Employees	Percentage
Operation and Fulfillment	1,270	61.8%
Research and Development	412	20.0%
Sales and Marketing	236	11.5%
General Administration and Support	107	5.2%
Customer Service	30	1.5%
Total	2,055	100.0%

In addition to our own employees, our workforce also includes 3,850 outsourced workers and 383 part-time personnel as of December 31, 2023. We enter into contracts with our labor outsourcing partners and part-time personnel as required by applicable laws and regulations.

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

As required by regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments for our mainland China-based employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under mainland China law to make contributions from time to time to employee benefit plans for our mainland China-based employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in mainland China.

We enter into standard employment agreements with our employees. Our employment agreements with our senior management include standard confidentiality and non-compete clauses.

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 29, 2024 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on a total of 146,323,318 ordinary shares issued and outstanding as of February 29, 2024, consisting of (i) 87,795,879 Class A ordinary shares (excluding 2,084,384 Class A ordinary shares issued to our depositary bank for the purpose of bulk issuance, 6,820,217 Class A ordinary shares underlying ADSs repurchased by the Company and 5,420,246 treasury shares), (ii) 47,240,103 Class B ordinary shares, and (iii) 11,287,336 Class C ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Class C ordinary shares	Total number of ordinary shares	% of total number of ordinary shares	% of aggregate voting power†
Directors and Officers**:
Kerry Xuefeng Chen(1)	5,492,043	—	11,287,336	16,779,379	11.1	43.2
Yongliang Wang	*	—	—	*	*	*
Lijun Xin	—	—	—	—	—	—
Shuangxi Wu	—	—	—	—	—	—
Chen Chen	*	—	—	*	*	*
Jingbo Wang	*	—	—	*	*	*
Guoxing Jiang	—	—	—	—	—	—
Rui Zhu	*	—	—	*	*	*
All directors and officers as a group	6,776,473	—	11,287,336	18,063,809	11.8	43.4
Principal Shareholders:
C&XF Group Limited(2)	—	—	11,287,336	11,287,336	7.7	42.5
JD Entities(3)	2,615,956	47,240,103	—	49,856,059	34.1	36.2
5Y Capital entities(4)	11,817,824	—	—	11,817,824	8.1	3.0
Tiger entities(5)	7,654,145			7,654,145	5.2	1.9

Notes:

* Less than 1% of our total ordinary shares outstanding as of February 29, 2024.

**Except as indicated otherwise, the business address of our directors and executive officers is 12th Floor, No. 6 Building, 433 Songhu Road, Shanghai, the People’s Republic of China. The business address of Mr. Lijun Xin is 8F, JD.com Headquarters, Building 1, Block B, Kechuang 11 Street, BDA, Beijing, China. The business address of Ms. Shuangxi Wu is 10F JD.com Headquarters, Building 1, Block C, Kechuang 11 Street, BDA, Beijing China. The business address of Ms. Rui Zhu is Hongqiao Vanke Center T5 Building, 1-2F 988 Lane, Shenchang Road, Minhang District, Shanghai 201107, China. The business address of Mr. Jingbo Wang is 9# 1202, No. 1500 Changyi Road, Pudong, Shanghai, China. The business address of Mr. Guoxing Jiang is Room 1401, Building No.2, Lane 355, Beijing Road West, Huangpu District, Shanghai, China.

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

(1)
Represents (i) 11,287,336 Class C ordinary shares held by C&XF Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and (ii) 5,492,043 Class A ordinary shares Mr. Kerry Xuefeng Chen has the right to acquire within 60 days after February 29, 2024. Mr. Kerry Xuefeng Chen is the sole shareholder and the sole director of C&XF Group Limited. The registered address of C&XF Group Limited is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building Road Town, Tortola, British Virgin Islands.
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
(3)
Represents (i) 47,240,103 Class B ordinary shares held by JD.com Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands, (ii) 282,623 Class A ordinary shares held by Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership), a limited partnership incorporated under the laws of mainland China, and (iii) 2,333,333 Class A ordinary shares represented by 3,500,000 ADSs held by Windcreek Limited, a limited liability company incorporated under the laws of the British Virgin Islands. JD.com Development Limited is wholly-owned by JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. (Nasdaq: JD, HKSE: 9618). The registered address of JD.com Development Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The general partner of Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) is Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership). The general partner of Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership) is Tianjin Huihe Capital Management Co., Ltd. Tianjin Huihe Capital Management Co., Ltd. is a wholly-owned subsidiary of Xi’an Jingdong Xincheng Information Technology Co., Ltd., which is a consolidated variable interest entity of JD.com, Inc. The registered address of Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) is Room 212, No. 1, The Second Avenue, Airport International Logistics Zone, Tian Jing Pilot Free Trade Zone (Airport Economic Zone), Tianjin, China. Windcreek Limited, a limited liability company incorporate under the laws of the British Virgin Islands, is a wholly-owned subsidiary of JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. The registered address of Windcreek Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(4)
Information regarding beneficial ownership is reported as of February 14, 2024, based on the information contained in the Schedule 13G amendment filed by TMT General Partner Ltd., Morningside China TMT GP II, L.P., Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund, L.P., Shanghai Xingpan Investment Management Consulting Co., Ltd. and Shanghai Chenxi Venture Capital Center (Limited Partnership) on February 14, 2024.
(5)
Information regarding beneficial ownership is reported as of February 14, 2024, based on the information contained in the Schedule 13G amendment filed by Tiger Global Private Investment Partners X, L.P., Tiger Global PIP Performance X, L.P., Tiger Global PIP Management X, Ltd., Tiger Global Management, LLC, Charles P. Coleman III and Scott Shleifer on February 14, 2024.

As of February 29, 2024, a total of 160,648,165 ordinary shares were held by record holders in the United States (including an aggregate of 79,796,938 ordinary shares held by Citibank, N.A., the depositary of our ADS program). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Contractual Arrangements with the Consolidated Affiliated Entities and Their Shareholders

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

For the year ended December 31, 2021, we had the following transactions with related parties:

•
We provided 3-year preferential platform rates to Jinsong (Shanghai) Network Information Technology Co., Ltd, or Jinsong, one of our equity investees, for a total consideration of RMB10 million received in 2021. In addition, we provided a pledged guarantee of RMB150 million for Jinsong’s loan from a Chinese commercial bank and the guarantee was released in March 2022 upon Jinsong’s repayment of the loan. We made additional RMB55 million investment in preferred shares of Jinsong and was entitled to nominate one director to the board of directors of Jinsong.
•
We purchased new consumer electronics from JD Group for a total consideration of RMB6.9 million.
•
We purchased new consumer electronics from Shanghai Gulin Technology Co., Ltd, or Gulin, one of our equity investees for a total consideration of RMB175.1 million.
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
•
We extended a loan of RMB85.9 million to Shanghai Yuekun Environmental Protection Technology Co., Ltd , or Yuekun, a subsidiary of AiFenLei Global Co., Ltd. at an interest rate of 7% per annum and received an interest income of RMB1.3 million from Yuekun. We also received a repayment of RMB110.0 million from Yuekun, a portion of which was repayment of loans we extended in prior years.
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

For the year ended December 31, 2023, we had the following transactions with related parties:

•
We purchased service related to traffic acquisition and sourcing of inventory that benefits our entire platform, including AHS Recycle, PJT Marketplace and Paipai Marketplace, and R&D services from JD Group for a total consideration of RMB438.4 million.
•
We extended a loan of RMB25.0 million to Gulin and also received the repayment of RMB25.0 million during the year.
•
We purchased new consumer electronics from Gulin for a total consideration of RMB49.1 million.
•
We extended a loan of RMB70.0 million to Yuekun and also received the repayment of RMB70.0 million during the year.
•
We provided platform and recycle services to Jinsong for a total consideration of RMB20.1 million during the year.

Shareholders Agreement

We entered into the eighth amended and restated shareholders agreement on April 16, 2021 with our shareholders, which consisted of holders of ordinary shares and preferred shares. The new shareholder of our company after April 16, 2021 entered into a joinder agreement with us and became a party to the shareholders agreement dated April 16, 2021. The eighth amended and restated shareholders agreement provided for certain investors’ rights, including information and inspection rights, registration rights, right of participation, right of first refusal, co-sale right, right of drag-along, and contains provisions relating to composition of our board of directors, certain corporate governance matters and shareholder approvals. Most of these special rights automatically terminated upon the completion of our initial public offering. Below is a summary of certain shareholders’ special rights that survived the completion of our initial public offering.

Registration Rights

We have granted certain registration rights to shareholders who held preferred shares prior to their conversion into ordinary shares upon our initial public offering. Set forth below is a description of the registration rights granted under our currently effective shareholders agreement.

Demand Registration Rights. Holders of at least 30% of the outstanding registrable securities at any given time have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. Holders of registrable securities may request the registrable securities be distributed by means of an underwriting. We are not obligated to effect more than three such demand registrations. We have the right to defer such filing of registration statement for a period of not more than ninety (90) days after receipt of a demand registration request if, in the good faith judgment of the board of directors of our company, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period and we cannot register any other shares of our company during such twelve-month period.

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

Termination of Registration Rights. Our shareholders’ registration rights will terminate (i) after June 22, 2026, being five years from the completion of our initial public offering, or (ii) with respect to any shareholder, when all such registrable securities proposed to be sold by a shareholder may then be sold without registration in any 90-day period pursuant to Rule 144 promulgated under the Securities Act.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Mainland China regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution.”

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). However, as a company that is subject to the periodic reporting and other informational requirements of the Exchange Act, we file annual reports with the SEC that include annual audited financial statements. See “Item 10. Additional Information—H. Documents on Display.”

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

Exclusive Forum. Without limiting the jurisdiction of the Cayman courts to hear, settle and/or determine disputes related to our company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of our company to our company or the members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our articles of association including any purchase or acquisition of shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against our company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

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

Differences in Corporate Law

The Companies Act (As Revised) is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act (As Revised) and the current Companies Act of England.

In addition, the Companies Act (As Revised) differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act (As Revised) applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act (As Revised) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•
the statutory provisions as to the required majority vote have been met;
•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act (As Revised) also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•
an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;
•
the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•
an act which constitute a fraud against the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

•
a duty to act in good faith in the best interests of the company,
•
a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),
•
a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and
•
a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty of care, diligence and skill. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act (As Revised) does not provide shareholders with an express right to put forth any proposal before a general meeting of the shareholders. However, the Companies Act (As Revised) may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Any one or more shareholders holding not less than one-tenth of the voting rights on a one vote per share basis, in the share capital of the company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions relating to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)
is or is likely to become unable to pay its debts; and
(b)
intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

C.
Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution.”

E.
Taxation

The following summary of the Cayman Islands, mainland China and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, mainland China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent it relates to mainland China tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as State Administration of Taxation Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to State Administration of Taxation Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China. Further to the State Administration of Taxation Circular 82, the State Administration of Taxation issued the State Administration of Taxation Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the State Administration of Taxation Circular 82. The State Administration of Taxation Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.

We believe that ATRenew Inc. is not a mainland China resident enterprise for mainland China tax purposes. ATRenew Inc. is not controlled by a mainland China enterprise or mainland China enterprise group and we do not believe that ATRenew Inc. meets all of the conditions above. ATRenew Inc. is a company incorporated outside mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. Therefore, we do not believe that ATRenew Inc. meets all of these conditions or ATRenew Inc. is a mainland China resident enterprise for mainland China tax purposes even if the conditions for “de facto management body” prescribed in the State Administration of Taxation Circular 82 are applicable. For the same reasons, we believe our other entities outside of mainland China are not mainland China resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that ATRenew Inc. is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% mainland China tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non- mainland China individual shareholders (including the ADS holders) would be subject to any mainland China tax on dividends or gains obtained by such non- mainland China individual shareholders in the event we are determined to be a mainland China resident enterprise. If any mainland China tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non- mainland China shareholders of ATRenew Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ATRenew Inc. is treated as a mainland China resident enterprise.

Provided that our Cayman Islands holding company, ATRenew Inc., is not deemed to be a mainland China resident enterprise, holders of the ADSs and Class A ordinary shares who are not mainland China residents will not be subject to mainland China income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under State Administration of Taxation Public Notice 7 and State Administration of Taxation Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the mainland China entity which directly owns such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non- mainland China resident investors may be at risk of being required to file a return and being taxed under State Administration of Taxation Public Notice 7 and State Administration of Taxation Public Notice 37, and we may be required to expend valuable resources to comply with State Administration of Taxation Public Notice 7 and State Administration of Taxation Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non- mainland China holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of the ADSs or Class A ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or Class A ordinary shares as capital assets (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Regulations”), published positions of the Internal Revenue Service (the “IRS”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). There can be no assurance that the IRS or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below.

This discussion does not address all U.S. federal income tax considerations that may be applicable to particular investors in light of their individual investment circumstances, including investors subject to special rules under U.S. federal income tax law, such as:

•
banks, insurance companies and other financial institutions;
•
pension plans;
•
cooperatives;
•
entities treated as partnerships for U.S. federal income tax purposes, S corporations or other pass-through entities;
•
tax-exempt entities (including private foundations);
•
real estate investment trusts;
•
regulated investment companies;
•
dealers or traders in securities;
•
certain former citizens or residents of the United States;
•
persons that elect to mark their securities to market;
•
persons who acquire ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
•
persons holding ADSs or ordinary shares as part of a straddle, conversion or other integrated transaction;
•
persons that have a functional currency other than the U.S. dollar; and
•
persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value).

This discussion does not address any U.S. state or local tax considerations, any U.S. federal estate, gift, minimum tax or Medicare contribution tax considerations, or any non-U.S. tax considerations other than the discussion below relating to certain withholding rules and the U.S.-PRC income tax treaty (the “Treaty”). U.S. Holders are urged to consult their own tax advisors regarding the application of the U.S. federal income tax rules to their particular circumstances, and the state, local, non-U.S., or other tax considerations of the ownership and disposition of the ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will generally be classified as a PFIC for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash, investments and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC for all subsequent taxable years during which such U.S. Holder holds our ADSs or Class A ordinary shares even if we cease to be a PFIC in subsequent taxable years, unless certain elections are made.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution to a U.S. Holder with respect to the ADSs or Class A ordinary shares will generally be included in such holder’s gross income as ordinary dividend income on the date actually or constructively received by such holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

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

Dividends from us will generally constitute non-U.S. source income and will be treated as “passive category income” for foreign tax credit limitation purposes. In the event that we are deemed to be a mainland China resident enterprise under the Enterprise Income Tax Law, U.S. Holders may be subject to mainland China withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. U.S. Holders may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding tax imposed on dividends received on our ADSs or Class A ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign taxes withheld, such holder may instead claim a deduction for U.S. federal income tax purposes in respect of such taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss on any sale or other disposition of our ADSs or Class A ordinary shares equal to the difference between the amount realized for such ADSs or Class A ordinary shares and such holder’s tax basis in such ADSs or Class A ordinary shares. Such gain or loss will generally be capital gain or loss. Individuals and certain other non-corporate U.S. Holders who have held such ADSs or Class A ordinary shares for more than one year will generally be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S.-source gain or loss for foreign tax credit purposes, which may limit the ability to receive a foreign tax credit.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China-source income under the Treaty. Pursuant to the Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the Regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under these special tax rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests are also PFICs (each, a “lower-tier PFIC”), such holder will be treated as owning a proportionate amount (by value) of such lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election for the ADSs, the U.S. Holder will include in income each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs held as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs. The U.S. Holder is allowed a deduction for the excess, if any, of such holder’s adjusted basis in the ADSs over their fair market value as of the close of the taxable year. However, such deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. The U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the mark-to-market income or loss as described above during any period that we are not classified as a PFIC.

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

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE ADSs AND CLASS A ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

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

J.
Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

As of December 31, 2023, we held 86.8% of our cash and cash equivalents, restricted cash and short-term investments in RMB, 7.0% in U.S. dollars, and the remainder primarily in Japanese yen and Hong Kong dollars. Our overseas operations generate revenues primarily in U.S. dollars, Japanese yen and Hong Kong dollars. Generally, a weakening of the RMB against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the RMB against the U.S. dollar has the opposite effect. Our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Currently, we do not believe we experience any significant foreign exchange risk. However, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2023, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2,257.5 million, and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$25.9 million. Assuming we had converted the U.S. dollar dominated cash balance of US$6.2 million at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, this cash balance would have been RMB44.1 million. If the RMB had appreciated by 1% against the U.S. dollar, this RMB cash balance would have been RMB43.6 million instead. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

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
•
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares.
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

For the year ended December 31, 2023, we received a payment of US$1.3 million from the depositary.

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

Not applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2023 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the framework in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, which audited our consolidated financial statements for the year ended December 31, 2023, has also audited the effectiveness of internal control over financial reporting as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-5 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. We may identify additional control over deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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

	For the Years Ended December 31,
	2022		2023
	(in thousands)
Audit fees(1)	US$	1,300	US$	1,400
All other fees(2)	US$	—	US$	28

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 28, 2021, our board of directors authorized a share repurchase program, under which we were authorized to repurchase up to US$100 million of our shares over a twelve-month period starting from December 28, 2021. On December 9, 2022, our board of directors extended the effective period of the share repurchase program adopted on December 28, 2021 for another twelve-month period starting from December 28, 2022, while all the other terms of the share repurchase program remained unchanged. On March 12, 2024, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$20.0 million of our shares over a 12-month period starting from March 12, 2024.

The table below is a summary of the shares repurchased by us in 2023. All shares were repurchased in the open market pursuant to the share repurchase program announced on December 28, 2021, as amended.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
January 2023	144,700	US$3.13	144,700	US$66 million
February 2023	499,019	US$2.86	499,019	US$64 million
March 2023	782,771	US$2.89	782,771	US$62 million
April 2023	415,218	US$2.36	415,218	US$61 million
May 2023	1,220,769	US$2.86	1,220,769	US$58 million
June 2023	653,322	US$3.01	653,322	US$56 million
July 2023	486,630	US$3.05	486,630	US$54 million
August 2023	512,692	US$2.48	512,692	US$53 million
September 2023	551,235	US$2.17	551,235	US$52 million
October 2023	1,551,574	US$1.78	1,551,574	US$49 million
November 2023	1,478,708	US$1.77	1,478,708	US$46 million
December 2023	1,515,083	US$1.80	1,515,083	US$44 million
Total	9,811,721	US$2.31	9,811,721

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

Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of a listed company must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. We are a Cayman Islands exempted company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exceptions granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we followed our home country practice and did not convene a shareholder meeting to approve the amendment to the 2021 Plan.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures that are integrated into our overall enterprise risk management system. These procedures aim to identify, assess, and manage potential and existing cybersecurity threats. We have a strong information security department, led by our IT department, that identifies, assesses, and manages cybersecurity risks on a daily basis. We have ensured that our employees have full access to the basic knowledge and principles of information security, established a sound responding process and disposal mechanism for system security, external attacks and violations, and safeguarded the confidentiality of information and data of our employees, customers, as well as third parties on our platform, making sure information and data can only be obtained and used when necessary. We strive to ensure the highest standards and procedures to protect data and information security for the users on our platform.

As of the date of this annual report, we have not experienced any material cybersecurity incidents that have affected or are reasonably likely to affect us, our business strategy, results of operations, or financial condition.

Governance

The nominating and corporate governance committee of our board of directors is responsible for overseeing risks related to cybersecurity. When appropriate, periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our company. In the event that a material cybersecurity occurs, the nominating and corporate governance committee is responsible for reviewing the information and issues involved, disclosures to be made, and the procedures followed. Our head of IT department, who has many years of experience in the field, is primarily responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. He reports to our management team and provides quarterly updates to nominating and corporate governance committee of our board of directors on any material cybersecurity incidents or material risks arising from cybersecurity threats.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of ATRenew Inc., its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19.Exhibits

Exhibit Number	Description of Document
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated hereby reference to Exhibit 1.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated hereby reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

2.3

Deposit Agreement, dated June 17, 2021, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated hereby reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-259187) filed with the Securities and Exchange Commission on August 31, 2021)

2.4

Eighth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated April 16, 2021 (incorporated hereby reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

2.5

Description of Securities of the Registrant (incorporated hereby reference to Exhibit 2.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)

4.1

Amended and Restated Share Incentive Plan (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.2

Amended and Restated 2021 Share Incentive Plan (incorporated hereby reference to Exhibit 4.2 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 18, 2023)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.5

Amended and Restated Business Cooperation Agreement dated April 20, 2021 between JD.com, Inc. and the Registrant (incorporated hereby reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

8.1*	List of Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

Exhibit Number	Description of Document
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 12, 2024

ATRENEW INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ATRenew Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ATRenew Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Inventories estimation of net realizable value subject to volatile changes in price levels–Refer to Note 2.9 to the financial statements

Critical Audit Matter Description

The Company’s inventories are stated at lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less estimated costs necessary to make the sale. During the year ended December 31, 2023, the Company identified certain inventories subject to volatile changes in price levels, and adjusted the cost of such inventories to their estimated net realizable value. The estimate requires management to make significant assumptions considering various factors such as impact of forecasted market demand, as well as industry and economic trends that impact pricing.

We identified the evaluation of the estimation of net realizable value of inventories subject to volatile changes in price levels as a critical audit matter because of the significant judgments involved by management to evaluate the impact of the various input factors and their interactions in order to determine the amounts of estimated net realizable value of these specific inventories. This required a high degree of auditor judgment and an increased extent of effort, when performing audit procedures to evaluate the reasonableness of management's estimation of the net realizable value.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s estimated net realizable value of inventories subject to volatile changes in price levels, included the following, among others:

•
We tested the effectiveness of the controls over the estimation of net realizable value of these specific inventories;
•
We evaluated the reasonableness of the assumptions and inputs applied by management to estimate the net realizable value by testing the source information underlying the estimation and mathematical calculation involved;
•
We evaluated the reasonableness of management’s estimation by comparing with the actual sales occurred to date subsequent to December 31, 2023.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 12, 2024

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ATRenew Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ATRenew Inc. and its subsidiaries (the “Company”) as of December 31, 2023 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the financial statements as of and for the year ended December 31, 2023 of the Company and our report dated April 12, 2024, expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 12, 2024

ATRENEW INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$ (note2.6)
ASSETS
Current assets:
Cash and cash equivalents		1,703,626	1,978,696	278,694
Restricted cash		—	210,000	29,578
Short-term investments (including the fair value measured investments of RMB282,230 and RMB310,547 as of December 31, 2022 and 2023, respectively)		782,230	410,547	57,824
Amount due from related parties, net (net of allowance for credit losses of RMB141 and RMB390 as of December 31, 2022 and 2023, respectively)	19	115,501	89,592	12,619
Inventories		433,467	1,017,155	143,263
Funds receivable from third party payment service providers		316,277	253,107	35,649
Prepayments and other receivables, net (net of allowance for credit losses of RMB2,358 and RMB16,054 as of December 31, 2022 and 2023, respectively)	4	539,077	567,622	79,948
Total current assets		3,890,178	4,526,719	637,575
Non-current assets:
Amount due from related parties, net, non-current	19	180,000	—	—
Long-term investments (including the fair value measured investments of RMB15,780 and RMB12,310 as of December 31, 2022 and 2023, respectively)	7	219,583	467,095	65,789
Property and equipment, net	5	118,600	148,223	20,877
Intangible assets, net	6	544,650	270,631	38,118
Other non-current assets		95,744	80,411	11,326
Total non-current assets		1,158,577	966,360	136,110
TOTAL ASSETS		5,048,755	5,493,079	773,685
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	9	123,983	349,931	49,287
Accounts payable		73,335	532,293	74,972
Contract liabilities		195,369	119,715	16,862
Accrued expenses and other current liabilities	10	449,489	465,123	65,511
Accrued payroll and welfare		132,468	146,371	20,616
Amount due to related parties	19	47,604	78,032	10,991
Total current liabilities		1,022,248	1,691,465	238,239
Non-current liabilities:
Operating lease liabilities, non-current	21	33,523	22,495	3,168
Deferred tax liabilities	11	111,312	67,658	9,529
Total non-current liabilities		144,835	90,153	12,697
TOTAL LIABILITIES		1,167,083	1,781,618	250,936

ATRENEW INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2022	2023	2023
		RMB	RMB	US$ (note2.6)
Commitments and contingencies	22
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.001 par value, 941,472,561 and 941,472,561 shares authorized, 100,854,060 and 102,120,726 shares issued and 96,388,001 and 87,795,879 outstanding as of December 31, 2022 and 2023, respectively)		609	609	86
Class B Ordinary shares (US$0.001 par value, 47,240,103 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)		305	305	43
Class C Ordinary shares (US$0.001 par value, 11,287,336 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)		7	7	1
Additional paid-in capital		13,131,263	13,268,487	1,868,827
Treasury shares (US$0.001 par value, 5,699,315 and 12,240,463 shares as of December 31, 2022 and 2023, respectively)		(217,920)	(377,988)	(53,238)
Accumulated deficit		(9,006,884)	(9,163,134)	(1,290,600)
Accumulated other comprehensive loss		(25,708)	(16,825)	(2,370)
TOTAL SHAREHOLDERS’ EQUITY		3,881,672	3,711,461	522,749
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,048,755	5,493,079	773,685

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

		Years ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$ (note2.6)
Net revenues
Net product revenues		6,654,893	8,676,672	11,658,298	1,642,037
Net service revenues		1,125,382	1,192,752	1,307,484	184,155
Operating (expenses) income
Merchandise costs		(5,735,393)	(7,596,613)	(10,338,870)	(1,456,199)
Fulfillment expenses		(1,062,066)	(1,123,495)	(1,123,994)	(158,311)
Selling and marketing expenses		(1,206,649)	(1,536,052)	(1,250,860)	(176,180)
General and administrative expenses		(433,629)	(230,421)	(265,981)	(37,463)
Technology and content expenses		(264,560)	(227,812)	(195,679)	(27,561)
Other operating income, net		26,950	41,238	36,264	5,108
Goodwill impairment loss	8	—	(1,819,926)	—	—
Loss from operations		(895,072)	(2,623,657)	(173,338)	(24,414)
Interest expense		(16,778)	(6,163)	(7,056)	(994)
Interest income		8,370	17,780	37,875	5,335
Other (loss) income, net		(50,367)	38,791	(5,887)	(829)
Loss before income taxes and share of loss in equity method investments		(953,847)	(2,573,249)	(148,406)	(20,902)
Income tax benefits	11	143,863	111,783	42,530	5,990
Share of loss in equity method investments		(6,563)	(6,471)	(50,374)	(7,095)
Net loss		(816,547)	(2,467,937)	(156,250)	(22,007)
Accretion of convertible redeemable preferred shares		(508,627)	—	—	—
Net loss attributable to ordinary shareholders of the Company		(1,325,174)	(2,467,937)	(156,250)	(22,007)
Net loss per share attributable to ordinary shareholders:
Basic and diluted	17	(13.76)	(15.16)	(0.96)	(0.14)
Weighted average number of shares used in calculating net loss per ordinary share
Basic and diluted		96,306,113	162,819,410	162,160,835	162,160,835
Net loss		(816,547)	(2,467,937)	(156,250)	(22,007)
Foreign currency translation adjustments		2,239	(30,030)	8,883	1,251
Total comprehensive loss		(814,308)	(2,497,967)	(147,367)	(20,756)
Accretion of convertible redeemable preferred shares		(508,627)	—	—	—
Total comprehensive loss attributable to ordinary shareholders		(1,322,935)	(2,497,967)	(147,367)	(20,756)

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary shares (par value US$0.001)		Class A Ordinary shares (par value US$0.001)		Class B Ordinary shares (par value US$0.001)		Class C Ordinary shares (par value US$0.001)		Treasury shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ (deficit) equity
	Number of shares	RMB	Number of shares*	RMB	Number of shares	RMB	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	18,782,620	11	—	—	—	—	—	—	—	—	—	(5,213,773)	2,083	(5,211,679)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(816,547)	—	(816,547)
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	—	—	(508,627)	—	(508,627)
Issuance of ordinary shares at the initial public offering ("IPO"), net of issuance cost of RMB46,931 (Note 12)	—	—	12,072,478	78	—	—	—	—	—	—	1,488,788	—	—	1,488,866
Conversion of Class A/B/C ordinary shares upon the completion of IPO	(18,782,620)	(11)	7,334,873	4	160,411	—	11,287,336	7	—	—	—	—	—	—
Conversion of convertible redeemable preferred shares upon the completion of IPO(Note 14)	—	—	70,254,680	456	47,079,692	305	—	—	—	—	11,000,549	—	—	11,001,310
Issuance of ordinary shares upon exercise of options	—	—	2,627,997	70	—	—	—	—	—	—	—	—	—	70
Share-based compensation	—	—	—	—	—	—	—	—	—	—	454,482	—	—	454,482
Exercise of warrant	—	—	126,349	1	—	—	—	—	—	—	10,344	—	—	10,345
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	2,239	2,239
Balance as of December 31, 2021	—	—	92,416,377	609	47,240,103	305	11,287,336	7	—	—	12,954,163	(6,538,947)	4,322	6,420,459
Net loss	—	—	—	—	—	—	—	—	—	—	—	(2,467,937)	—	(2,467,937)
Repurchase of ordinary shares (Note 15)	—	—	—	—	—	—	—	—	(5,699,315)	(217,920)	—	—	—	(217,920)
Issuance of ordinary shares upon exercise of options	—	—	3,971,624	0	—	—	—	—	—	—	2,864	—	—	2,864
Share-based compensation	—	—	—	—	—	—	—	—	—	—	174,236	—	—	174,236
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(30,030)	(30,030)
Balance as of December 31, 2022	—	—	96,388,001	609	47,240,103	305	11,287,336	7	(5,699,315)	(217,920)	13,131,263	(9,006,884)	(25,708)	3,881,672
Net loss	—	—	—	—	—	—	—	—	—	—	—	(156,250)	—	(156,250)
Repurchase of ordinary shares (Note 15)	—	—	—	—	—	—	—	—	(6,541,148)	(160,068)	—	—	—	(160,068)
Issuance of ordinary shares upon exercise of options	—	—	3,648,341	0	—	—	—	—	—	—	2,822	—	—	2,822
Share-based compensation	—	—	—	—	—	—	—	—	—	—	134,402	—	—	134,402
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	8,883	8,883
Balance as of December 31, 2023	—	—	100,036,342	609	47,240,103	305	11,287,336	7	(12,240,463)	(377,988)	13,268,487	(9,163,134)	(16,825)	3,711,461

*The number of Class A Ordinary shares herein does not include shares nominally held by depositary bank for future issuance under the Company’s Share Incentive Plan.

The accompanying notes are an integral part of these consolidated financial statements. “0” in above table means less than RMB 1,000.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$ (note2.6)
Cash flows from operating activities:
Net loss	(816,547)	(2,467,937)	(156,250)	(22,007)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	373,745	405,408	333,731	47,005
Noncash lease expense	40,156	53,765	47,075	6,630
Loss on the disposal of property and equipment	73	1,894	5,347	753
Provision for allowance for credit losses	2,090	5,870	24,672	3,475
Write-down of inventories	2,595	8,931	45,749	6,444
Share of loss in equity method investments	6,563	6,471	50,374	7,095
Loss on disposal of investment	110	—	—	—
Impairment loss of investments measured at measurement alternatives	16,500	—	—	—
Impairment loss of equity method investment	—	12,186	—	—
Impairment loss of intangible assets, deferred cost and goodwill	—	2,097,257	—	—
Fair value change of investments	11,627	36,432	4,773	672
Share-based compensation	454,552	174,236	134,402	18,930
Loss on the disposal of business or subsidiary	585	—	—	—
Foreign exchange losses (gains)	16,607	(48,624)	10,106	1,423
Changes in operating assets and liabilities:
Inventories	(304,377)	36,412	(629,436)	(88,654)
Prepayments and other receivables, net	(514,815)	250,926	43,904	6,184
Amount due from related parties, net	(132,797)	291,045	25,661	3,614
Funds receivable from third party payment service providers	(280,832)	88,818	63,170	8,897
Other non-current assets	215	9,789	(5,180)	(730)
Accounts payable	14,110	14,468	458,957	64,643
Contract liabilities	178,079	(16,595)	(75,654)	(10,656)
Accrued expenses and other current liabilities	43,297	177,911	(89,672)	(12,630)
Accrued payroll and welfare	(9,613)	(19,753)	13,903	1,958
Amount due to related parties	27,729	(72,678)	30,428	4,286
Operating lease liabilities	(3,751)	(53,109)	(48,508)	(6,832)
Deferred tax liabilities	(143,863)	(111,826)	(43,654)	(6,149)
Net cash (used in) provided by operating activities	(1,017,962)	881,297	243,898	34,351
Cash flows from investing activities:
Purchase of property and equipment	(73,920)	(61,463)	(85,183)	(11,998)
Proceeds from disposal of property and equipment	2,896	5,517	1,243	175
Purchases of short-term investments	(787,217)	(666,252)	(421,798)	(59,409)
Purchases of long-term investments	(215,472)	(31,844)	(120,900)	(17,028)
Proceeds on acquisition of subsidiary, net	—	29,871	—	—
Prepayment for long-term investment	—	(180,000)	—	—
Proceeds from maturity of short-term investments	373,696	394,488	792,179	111,576
Loans to related parties	(166,400)	(13,000)	(95,000)	(13,380)
Loans to third parties	(37,000)	(12,000)	(131,691)	(18,548)
Collection of loan repayments from related parties	200,015	13,000	95,000	13,380
Collection of deposits on loans from third parties	—	—	124,163	17,488
Collection of loan repayments from third parties	33,000	5,000	14,000	1,972
Cash (used in) provided by investing activities	(670,402)	(516,683)	172,013	24,228

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$ (note2.6)
Cash flows from financing activities:
Proceeds from short-term borrowings	253,700	185,983	623,915	87,877
Repayment for short-term borrowings	(560,972)	(156,970)	(397,966)	(56,052)
Proceeds from exercise of options	—	2,864	2,822	397
Repurchase of ordinary shares	—	(217,920)	(160,068)	(22,545)
Proceeds from issuance of convertible redeemable preferred shares	1,138,232	—	—	—
Payment for convertible redeemable preferred shares issuance costs	(30,203)	—	—	—
Proceeds from IPO, net of issuance cost of RMB46,931	1,488,866	—	—	—
Cash provided by (used in) financing activities	2,289,623	(186,043)	68,703	9,677
Effect of foreign exchange rate changes on cash and cash equivalents	(12,993)	18,413	2,456	346
Net increase in cash, cash equivalents and restricted cash	588,266	196,984	487,070	68,602
Cash, cash equivalent and restricted cash at the beginning of the year	918,376	1,506,642	1,703,626	239,951
Cash, cash equivalent and restricted cash at the end of the year	1,506,642	1,703,626	2,190,696	308,553
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	1,356,342	1,703,626	1,978,696	278,694
Restricted cash	150,300	—	210,000	29,578
Restricted cash included in the other non-current assets	—	—	2,000	281
Total cash, cash equivalents, and restricted cash	1,506,642	1,703,626	2,190,696	308,553
Supplemental cash flow disclosures of operations:
Interest expenses paid	16,778	6,163	7,056	994
Cash paid for amounts included in the measurement of operating lease liabilities	37,119	56,646	49,335	6,949
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	72,913	62,609	28,003	3,944
Supplemental disclosure of non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	508,627	—	—	—
Exercise of warrant	10,345	—	—	—
Payable for preferred shares issuance costs	(5,220)	—	—	—
Payable for purchase of property and equipment	(3,258)	(8,193)	(2,253)	(317)
Receivable from long-term investments	22,315	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Prior to April 2022, in order to comply with the PRC laws and regulations which used to prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group began to operate its websites and other restricted businesses in the PRC through Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd. (previously Shanghai Yueyee Network Information Technology Co., Ltd) (“Shanghai Yueyee” or “Shanghai Wanwuxinsheng”)and its wholly owned subsidiaries since 2011. On August 31, 2012, the Company, through its wholly owned foreign invested subsidiary, Shanghai Aihui Trading Co., Ltd (“Shanghai Aihui”), entered into contractual arrangements (“former VIE agreements”) with Shanghai Yueyee and its shareholders, which allowed the Group to effectively control the former VIE and to derive substantially all of the economic benefits from the former VIE. Thus, the Group had been consolidating the former VIE and its subsidiaries. In April 2022, such arrangements were terminated, and the shareholders of Shanghai Wanwuxinsheng, transferred their equity interests in former VIE to Shanghai Aihui. Following such termination and share transfer, Shanghai Wanwuxinsheng became the Company's subsidiary in which the Company holds direct equity ownership interests of 100%.

As of December 31, 2023, the Company’s major subsidiaries are as follows:

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

2.3 Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation of convertible redeemable preferred shares, convertible bonds, and share-based compensation, assessment for impairment of long-lived assets, including intangible assets, deferred cost, goodwill and long-term investments, fair value of assets and liabilities acquired in business combination, discount rate of operating lease liabilities, inventory write-down, estimating the current expected credit losses on financial assets, depreciable lives of property and equipment, and useful life of intangible assets and realization of deferred tax assets.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As of December 31, 2022 and 2023, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

As of December 31,	Description	Fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
		RMB	RMB	RMB
2022	Short-term investments	282,230	—	282,230
2022	Long-term investments	15,780	—	15,780
2023	Short-term investments	310,547	71,570	238,977
2023	Long-term investments	12,310	—	12,310

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.4 Fair value measurements—(Continued)

The Group had no asset measured at fair value on a non-recurring basis for the year ended December 31, 2023. The following table presents the Group's assets measured at fair value on a non-recurring basis for the years ended December 31, 2021, and 2022:

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

The Group’s assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition include certain short-term and long-term investments that the Group elects to apply fair value option under ASC 825 Financial Instruments, and investments at fair value which were classified as level 1 within the fair value hierarchy as all significant inputs are unadjusted quoted prices from active markets and level 2 within the fair value hierarchy as the key inputs to the valuation model are observable in active markets. The related losses from such level 1 fair value measurements recognized in the consolidated statements of operations were nil, nil and RMB228 for the years ended December 31, 2021, 2022 and 2023, respectively. The related losses from such level 2 fair value measurements recognized in the consolidated statements of operations were RMB11,627, RMB36,432 and RMB4,545 for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group’s assets and liabilities measured at fair value on a nonrecurring basis include the fair value of property and equipment, intangible assets, deferred cost, goodwill, equity method investments, and equity investments without readily determinable fair value when they are deemed to be impaired. The fair values of property and equipment and investments are determined using estimated disposal value. The fair values of intangible assets, deferred cost and goodwill are determined using discounted cashflow method (see Notes 2.12 and 2.13). The fair value measurements used significant unobservable inputs and were classified as level 3 within the fair value hierarchy. The related losses from such level 3 fair value measurements recognized in the consolidated statements of operations were RMB16,500, RMB2,109,443 and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group’s financial instruments not measured at fair value including cash and cash equivalents, certain short-term investments, other receivables, net, amount due from related parties, net, funds receivable from third party payment service providers, equity investments without readily determinable fair values, short-term borrowings, accounts payable, amount due to related parties, other current liabilities. The carrying amounts of the short-term financial instruments approximate their costs due to the short-term nature of these assets and liabilities. The fair value of equity investments without readily determinable fair values cannot be reasonably estimated without undue costs.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group’s reporting currency is RMB. For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income (loss) in the statements of operations and comprehensive loss and the consolidated statements of change in shareholders’ equity.

2.6 Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999 on December 29, 2023, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 29, 2023, or at any other rate.

2.7 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid, and monetary fund investments with original maturities of three months or less. As of December 31, 2022 and 2023, all cash and cash equivalents are unrestricted as to withdrawal and use.

2.8 Restricted cash

Cash that is restricted as to withdrawal or use or pledged as security is reported separately on the face of the consolidated balance sheets. Cash that is restricted as to withdrawal or use or pledged as security for other than current operations is reported in the other non-current assets. Restricted cash is included in the total cash, cash equivalents, restricted cash in the consolidated statements of cash flows. The Group’s restricted cash represents security deposits held in designated bank accounts as pledged guarantee provided for business partners.

2.9 Inventories

Inventories, consisting of pre-owned and new consumer electronics available for sale, are stated at lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less estimated costs necessary to make the sale. Write-down of inventory is determined using the specific identification method. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving or volatile changes in price levels, which is determined based upon factors such as historical and forecasted market demand and industry and economic trends that impact pricing. Write-down of inventory was recognized RMB2,595, RMB8,931 and RMB45,749 for the years ended December 31, 2021, 2022 and 2023, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in other operating income, net of consolidated statements of operations and comprehensive loss. The Group recognized nil of impairment loss for each of the three years ended December 31, 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As of December 31, 2021, the Group performed qualitative assessment and concluded it was not more likely than not the fair value of the reporting unit was less than the carrying value and therefore no further quantitative assessment was performed. As a result, the Group did not recognize any goodwill impairment losses for the year ended December 31, 2021.

As of December 31, 2022, in light of negative changes in market conditions, the Group identified impairment indicators and assessed it was more likely than not the fair value of the reporting unit was less the carrying value. The Group performed quantitative impairment tests on the goodwill, and recognized an impairment loss of RMB1,819,926.

The forecasts of future revenue, the net profit rate, the terminal growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement of the reporting unit. The terminal growth rate and discount rate applied in the evaluation for the year ended December 31, 2022 were 3% and 17%, respectively. As of December 31, 2022, goodwill was fully impaired.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

For the year ended December 31, 2021, no impairment loss recognized for the long-lived assets.

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

The Group used Relief from Royalty ("RFR") method, a specific discounted cash flow method to estimate fair value of brand names and technology/platform which involves significant unobservable estimates and assumptions, including discount rate, royalty saving rate and forecasts of future revenues. The Group uses incremental income method, a specific discounted cash flow method to estimate fair value of NCC which involves significant unobservable estimates and assumptions, including discount rate and forecasts of future revenues. The discount rate and royalty saving rate applied in the evaluation for the year ended December 31, 2022 were 19% and 1%, respectively.

For the year ended December 31, 2023, no impairment loss recognized for the long-lived assets.

2.14 Investments

Short-term investments include (i) Term deposits with original maturities longer than three months but less than one year, (ii) wealth management products with unsecured principal purchased from financial institutions which have original maturities of less than one year, and (iii) listed equity securities representing ordinary shares of an entity listed in Hong Kong. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments in term deposits and wealth management products in short-term investments in the consolidated balance sheets. Changes in the fair value of the investments are recorded as other (loss) income, net in the consolidated statements of operations and comprehensive losses. The Group recognized unrealized gain from fair value changes of RMB467, nil and unrealized loss from fair value changes of RMB1,303 for the years ended December 31, 2021, 2022 and 2023, respectively.

Long-term investments include (i) equity method investments, (ii) equity securities without readily determinable fair value and (iii) investments at fair value.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.14 Investments —(Continued)

Equity method investments

The Group accounts for its in-substance common stock equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investments and recognizes in earnings for share of the earnings or loss of the investee after the date of investment. The Group stops to record its share of loss when losses have reduced the investment balance to zero and the Group does not have a requirement or commitment to advance additional funds to an investee. The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value. The Group recorded impairment losses of nil, RMB12,186 and nil in other (loss) income, net in the consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in other (loss) income, net. The Group recorded impairment losses of RMB16,500, nil and nil in other (loss) income, net in the consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, respectively.

Investments at fair value

The investments under fair value pertain to structured products in fund-linked notes. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in long-term investments under fair value in the consolidated balance sheets. Changes in the fair value of these investments are recorded as other (loss) income, net in the consolidated statements of operations. The Group recognized unrealized losses from fair value changes of RMB12,094, RMB36,432 and RMB3,470 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

2.17 Revenue recognition

Revenues are generated primarily from product revenues and service revenues through the platforms the Group offers to its customers. The Group also generates revenues from product sales through offline stores it operates.

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

Disaggregation of revenues

For the year ended December 31, 2021, 2022 and 2023, the disaggregated revenues by revenue streams were as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net online product revenues	6,220,037	6,697,557	9,354,140
Net product revenues from offline channels	434,856	1,979,115	2,304,158
Net product revenues	6,654,893	8,676,672	11,658,298
Net service revenues for PJT marketplace	516,155	638,334	707,000
Net service revenues for Paipai marketplace	520,944	474,010	497,338
Net service revenues from other channels	88,283	80,408	103,146
Net service revenues	1,125,382	1,192,752	1,307,484

Net Product Revenues

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.17 Revenue recognition–(Continued)

Net Product Revenues–(Continued)

For product sales through offline channels, the Group recognizes revenue at the point of time when customers pay and obtain control of the products. When transactions involving trade-in devices, the purchase of the pre-owned products and the sale of new products are accounted for as two separate transactions. Fair value of trade-in product is recognized as non-cash consideration for the sale of the new product.

Net Service Revenues

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

Reconciliation of contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. There was no contract asset as of December 31, 2022 and 2023. Account receivables were recorded within prepayments and other receivables, net and were RMB150,621 and RMB56,813 as of December 31, 2022 and 2023.

A contract liability exists when the Group has received consideration but has not transferred the related goods or services to the customer. The Group’s contract liabilities consist of payments received from customers before they received the products, mainly related to offline sales of pre-owned electronics and online channel sales, in which the Group receives advance payments pursuant to the agreements with certain offline customers before the products are transferred. As of December 31, 2022 and 2023, balances of the contract liabilities were RMB195,369 and RMB119,715. The opening balances of RMB33,884, RMB211,964 and RMB195,369 were recognized in the years ended December 31, 2021, 2022 and 2023, respectively. The contract liabilities of December 31, 2023 is expected to be recognized in revenue in 2024. There were no costs of obtaining a contract for the years ended December 31, 2021, 2022 and 2023.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.17 Revenue recognition — (Continued)

Geographic information

The following is the Group’s net product and service revenues by geographical location:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Mainland China	6,285,247	8,014,495	10,778,594
Hong Kong	339,616	659,277	827,182
Others	30,030	2,900	52,522
Net product revenues	6,654,893	8,676,672	11,658,298
Mainland China	1,123,351	1,191,924	1,305,727
Hong Kong	2,031	826	1,749
Others	—	2	8
Net service revenues	1,125,382	1,192,752	1,307,484

2.18 Merchandise costs

Merchandise costs primarily consists of cost of acquired products, inbound shipping charges and inventory write-downs.

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

2.20 Technology and content expenses

Technology and content expenses consist primarily of payroll and related expenses for technology and content employees involved in designing, developing and maintaining technology platform, and improving artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include equipment depreciation, amortization and impairment of technology/platform, as well as data center costs. Technology and platform amortization is amortization of platform arising from acquisition of Paipai business. Technology and content expenses are expensed as incurred.

2.21 Selling and marketing expenses

Selling and marketing expenses consist primarily of platform promotion expenses, channel commissions, advertising expenses, amortization expense, impairment loss and payroll and related expenses for employees involved in marketing and business development activities. Platform promotion expenses consist of Paipai coupons distributed on end consumers who are not customers of the Group on Paipai platform to promote transaction volume. Channel commissions consist of commission paid to sales channel providers and collection channel providers. Amortization expense consist of amortization of business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai business. Impairment loss consist of impairment loss of non-compete commitment, and brand names arising from the acquisition of Paipai business and were nil, RMB200,708 and nil for the years ended December 31, 2021, 2022 and 2023, respectively. Advertising expenses consist of the fees of advertising across multiple platforms in connection with business development. Total advertising expenses were recognized as incurred, and were RMB82,340, RMB82,921, and RMB124,658 for the years ended December 31, 2021, 2022 and 2023, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

2.25 Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB93,142, RMB101,204 and RMB101,858 for the years ended December 31, 2021, 2022 and 2023, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021, 2022 and 2023.

2.27 Operating leases

In the fourth quarter of 2021, the Group adopted ASU No. 2016-02, Leases (Topic 842) for the year ended December 31, 2021 by using the modified retrospective method and did not restate the comparable periods. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities.

The Group evaluates whether an agreement constitute a lease by reviewing the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Group has leased office and store premises for operating activities. All of the Group's leases with lease terms longer than 12 months have been deemed operating leases pursuant to the criteria in ASC Topic 842. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group's incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. Fixed lease payments are included in the measurement of operating lease liabilities and variable payments are recognized as lease expense in the period in which the obligation for those payments is incurred. The Group measures the operating lease right-of use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Group. Operating lease right-of-use assets is included in other non-current assets and current portion of operating lease liabilities is included in accrued expenses and other current liabilities.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Group had share options and non-vested restricted share units which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of the ordinary shares issuable upon the exercise of outstanding share options and non-vested restricted share units is computed using the treasury stock method.

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

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, other receivable, net, short-term investments, amount due from related parties and funds receivable from third party payment service providers. The Group places its cash and cash equivalents, short-term investments with financial institutions with high-credit ratings and quality. Amount due from related parties and funds receivable from third party payment service providers primarily comprise of the receivable from customers, where the amount is under the Group’s name on these online platforms. Due to the nature of the arrangement, the Group considers there to be no collection risks. Other receivables, net mainly consists of customer deposits where the Group paid on behalf of the business buyers for the purchase deposit and loan to business partners. The Group conducts credit evaluations on vendors and borrowers and require certain amounts of security deposits from them to manage its credit risk.

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

2.32 Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.32 Recent accounting pronouncements— (Continued)

Recently issued accounting pronouncements not yet adopted— (Continued)

The Group is in process of evaluating the impact of the above ASU and currently does not expect the adoption would have a material impact on its consolidated financial statements and related disclosures.

3.
Business combination

Acquisition of Shenzhen Aileyou Information Technology Co., Ltd (“Aileyou”)

In June 2022, in order to integrate the resource and expand its business, the Group acquired the remaining 40% equity interest in Aileyou, an existing equity method investment, for zero consideration. The Group accounted for this acquisition as business combination. Goodwill of RMB16,511 has been recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. The transaction costs related to the above acquisitions were immaterial. The financial results of the acquired business, which are not material, have been included in the Company's consolidated financial statements for the period subsequent to the acquisition. Pro forma information is not presented for the acquisition as the impact to the consolidated financial statements is not material.

4.
Prepayments and other receivables, net

Prepayments and other receivables, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Deposits	35,797	41,493
Customer deposits (1)	73,861	83,467
Account receivables	150,621	56,813
Advance to suppliers (2)	73,475	82,710
VAT recoverables	99,547	125,663
Loan to business partners (3)	9,000	122,531
Cash advanced to staff	39,130	43,556
Deferred cost (4)	87,065	—
Others	43,345	27,443
Less: allowance for credit losses	(2,358)	(16,054)
Less: impairment losses on deferred cost	(70,406)	—
Total	539,077	567,622
(1)
The amount relates to the refundable deposits paid to merchants to whom the Group provides platform service.
(2)
The amount represents the prepayment to suppliers, mainly for purchasing pre-owned products.
(3)
The amount as of December 31, 2023 represents the loan of US$17.3 million to business partners with interest rate of 5% per annum.
(4)
Deferred cost as of December 31, 2022 represents acquired advertising resources for promotion purpose, and has been amortized based on actual consumptions. In 2022, impairment losses of RMB70,406 have been recognized based on estimated reduction on consumptions.

The movements in the allowance for credit losses for prepayments and other receivables are as follows:

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

4.
Prepayments and other receivables, net—(Continued)

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance as of January 1	—	935	2,358
Current period provision, net of recovery	1,525	6,293	24,423
Current period write-off	(590)	(4,870)	(10,727)
Balance as of December 31	935	2,358	16,054

5.
Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Cost
Machinery	55,872	63,714
Electronic equipment	70,491	74,834
Leasehold improvement	124,990	139,249
Furniture and office equipment	13,782	30,935
Motor vehicles	3,515	3,258
Software	8,554	8,464
Total	277,204	320,454
Less: accumulated depreciation	(166,244)	(199,753)
Construction in progress	7,640	27,522
Property and equipment, net	118,600	148,223

Depreciation expense was RMB36,670, RMB45,815 and RMB43,053 for the years ended December 31, 2021, 2022 and 2023, respectively.

6.
Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Business Cooperation Agreement	1,554,046	1,554,046
Brand names	321,000	321,000
Non-compete commitment	79,141	79,141
Technology/platform	31,600	31,600
Total	1,985,787	1,985,787
Less: accumulated amortization	(1,234,212)	(1,508,231)
Less: accumulated impairment loss	(206,925)	(206,925)
Intangible assets, net	544,650	270,631

Amortization expenses related to intangible assets were RMB317,795, RMB324,236, and RMB274,019 for the years ended December 31, 2021, 2022 and 2023, respectively. The Group expects to record amortization expenses of RMB197,141, RMB62,836, RMB3,114, RMB3,114 and RMB4,426 for the years ending December 31, 2024, 2025, 2026, 2027, 2028 and thereafter, respectively.

In the impairment assessment performed in 2022, the Group concluded that the carrying amounts of the intangible assets exceeded their respective fair values and recorded impairment losses of RMB206,925 for the year ended December 31, 2022.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

7.
Long-term investments

The Group's long-term investments consist of:

	As of December 31,
	2022	2023
	RMB	RMB
Equity method investments:
Qingdao Qingle Venture Capital Partnership (“Qingle”) (1)	30,002	30,070
Nantong Wanwuchuangxin Venture Capital Partnership (“Wanwuchuangxin”) (2)	27,867	57,333
Jinsong (Shanghai) Network Information Technology CO. Ltd (“Jinsong”) (3)	21,355	22,116
Other equity method investments	12,766	21,027
Equity securities without readily determinable fair values:
Jinsong (Shanghai) Network Information Technology CO. Ltd (“Jinsong”) (3)	63,430	63,430
AiFenLei Global Co., Ltd. (“AiFenLei”) (4)	16,844	228,815
Other equity securities without readily determinable fair values (5)	31,539	31,994
Investments at fair value:
China Dynamic Fund I SP	15,780	12,310
Total	219,583	467,095

(1) Qingle

As of December 31, 2022, the Group held 11.95% equity interests of Qingle as its limited partner, amounted to RMB30,000 and accounted as an equity-method investment. In December 2023, after finishing a series of equity transactions of Qingle, the Group held 17.54% equity interest of Qingle.

(2) Wanwuchuangxin

In November 2021, the Group acquired 29.0% equity interest in Wanwuchuangxin, a limited partnership managed by an unrelated third party, as a limited partner with cash consideration of RMB29,000, and accounted for the investment as an equity-method investment.

(3) Jinsong

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

In July 2021, the Group made another RMB55,000 investment in preferred shares and was entitled to nominate one director to the board. The Group accounted for the investment in ordinary shares of RMB28,370 under equity-method as the Group has the ability to exert significant influence over the investee in July 2021 and accounted for the investment in preferred shares of RMB63,430 under equity securities without readily determinable fair value as they are not in substance ordinary shares.

In November 2023, Jinsong repurchased its ordinary shares and preferred shares from certain shareholders, which resulted an increase in the Group’s equity holding in ordinary shares and preferred shares. The total equity holding was 25.71% and 29.99% as of December 31, 2022 and 2023, respectively.

For the years ended December 31, 2022 and 2023, the Group recorded proportionately share of loss of RMB1,448 and share of gain of RMB761 in share of loss in equity method investments, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

7.
Long-term investments—(Continued)

(4) AiFenLei

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

In January 2022, the Group made an additional RMB16,844 investment in preferred shares. The total equity holding was 33.9% as of December 31, 2022 due to passive dilution.

In March, 2023, the Group made another investment to AiFenlei for a total consideration of US$40 million. The Group was entitled to nominate two members of the Board of Directors among seven members and had the ability to exercise significant influence over AiFenLei since then. The total equity holding was 41.9% as of December 31, 2023.

For the year ended December 31, 2023, the Group recorded proportionately share of loss of RMB63,029 in share of loss in equity method investments.

(5) Other equity securities without readily determinable fair values:

As of December 31, 2022 and 2023, the Group had RMB31,539 and RMB31,994 respectively, of investment in other equity securities without readily determinable fair values, accounted for using alternative measurement. For years ended December 31 2021, 2022 and 2023, the Group recorded impairment loss of RMB16,500, nil and nil, respectively, for these alternative measurement investments.

8.
Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB

Balance at beginning of the year	1,803,415	—
Goodwill acquired during the year (Note 3)	16,511	—
Impairment losses	(1,819,926)	—
Balance at ending of the year	—	—

During the year ended December 31, 2022, the Group has one reporting unit. The Group performed qualitative assessment for the reporting unit and considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

The Group recorded impairment loss of nil, RMB1,819,926 and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

9.
Short-term borrowings

The Group entered into one-year credit facilities with several commercial banks that provide revolving line of credit for the Group. In 2020, the Group drawn-down RMB610,683 at the weighted average interest rate of 6.26% per annum and repaid the short-term bank borrowings in the amount of RMB384,392 and RMB226,291 in 2020 and 2021, respectively. In 2021, the Group drawn-down RMB197,000 at the weighted average interest rate of 5.09% per annum and repaid the short-term bank borrowings in the amount of RMB147,000 and RMB50,000 in 2021 and 2022, respectively. In 2022, the Group drawn-down RMB185,983 at the weighted average interest rate of 4.60% per annum and repaid the short-term bank borrowings in the amount of RMB62,000 and RMB123,983 in 2022 and 2023, respectively. In 2023, the Group drawn-down RMB 623,915 at the weighted average interest rate of 3.83% per annum and repaid the short-term bank borrowings in the amount of RMB273,983. As of December 31, 2022 and 2023, the remaining balance of these loan agreements was RMB123,983 and RMB 349,931, respectively.

As of December 31, 2022 and 2023, the Group had unused one-year revolving credit facilities with several Chinese commercial banks to borrow up to RMB286,017 and RMB837,069, respectively for working capital needs.

In 2021, the Group entered into several RMB denominated one-year loan agreements with several Chinese commercial banks of RMB56,700 at the weighted average interest rate of 5.09% per annum and fully repaid in 2022. As of December 31, 2022 and 2023, the remaining balance of these loan agreements was nil.

As of December 31, 2022 and 2023, the Group had short-term borrowings balance of RMB123,983 and RMB349,931 at weighted average interest rate of 4.54% and 3.51% per annum, respectively.

10.
Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Deposits from business partner	151,167	228,187
Fulfillment payable	96,668	102,509
Other tax payable	90,407	69,421
Operating lease liabilities - current	46,426	33,509
Collection on behalf of others	23,305	—
Others	41,516	31,497
Total	449,489	465,123

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

11.
Taxation

a) Value added tax (“VAT”)

For sales of pre-owned consumer electronic products, the Group is subject to the VAT levy rate of 3% under the simplified method and is exempted by 1% in comply with relevant PRC VAT regulations of CaiShui [2009] No.9 and CaiShui [2014] No.57. The Group is subject to statutory VAT rate of 13% for sales of other products in the PRC. The Group is subject to VAT at the rate of 6% for service revenues.

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

Mainland China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the statutory enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. All of the Group’s PRC subsidiaries, consolidated former VIE and former VIE’s subsidiaries are subject to the statutory income tax rate of 25% except for Shanghai Yueyee which obtained qualification as High and New Technologies Enterprises, or HNTE in 2021 and was entitled to a preferential EIT rate of 15% from 2021 to 2023 if certain conditions are met. So far, Shanghai Yueyee is in accumulated loss status and has not enjoyed any income tax benefits from the HNTE status.

Loss by tax jurisdictions

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss from Mainland China operations	882,229	2,616,828	109,968
Loss (income) from non-Mainland China operations	71,618	(43,579)	38,438
Total loss before tax and share of loss of equity method investments	953,847	2,573,249	148,406

The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

11.
Taxation—(Continued)

b) Income tax—(Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax expenses	—	43	1,124
Deferred tax benefits	(143,863)	(111,826)	(43,654)
Total income tax benefits	(143,863)	(111,783)	(42,530)

The Group did not incur any current income tax expenses for the years ended December 31, 2021. The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(11.86%)	(20.25%)	(20.63%)
Super deduction on technology and content expenses	2.83%	0.68%	2.85%
Effect of preferential tax rate for high-tech enterprises	6.25%	(1.84%)	(19.55%)
Effect of different tax rates of a subsidiary operating in other jurisdictions	(1.85%)	2.01%	(7.33%)
Effect of enacted tax rate change of deferred tax liabilities	—	—	—
Effect of expired tax loss	(0.54%)	—	(0.01%)
Change in valuation allowance	(4.62%)	(0.97%)	71.18%
True up	(0.13%)	(0.29%)	(22.85%)
Total	15.08%	4.34%	28.66%

If the preferential tax rate granted to an entity of the Group were not available, the Group’s income tax benefits would have decreased by RMB59,594, increased by RMB47,273 and increased by RMB29,016 for the years ended December 31, 2021, 2022 and 2023, respectively. The basic and diluted net loss per share attributable to the Company would increase by RMB0.62, decreased by RMB0.29 and decreased by RMB0.18 for the years ended December 31, 2021 2022, and 2023, respectively. Shanghai Yueyee obtained HNTE in 2021 and it is subject to reduced income tax rate of 15% till 2023, bring an effect of preferential tax rate of income tax benefit amounted to RMB93,250 for the year ended December 31, 2021.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

11.
Taxation—(Continued)

b) Income tax—(Continued)

Deferred tax assets and deferred tax liabilities:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Deferred tax assets
Tax loss carried forward	278,980	276,958	134,981
Deductible temporary differences	59,598	83,132	111,726
Allowance for credit losses	375	250	4,111
Write-down of inventory	649	689	11,437
Unrealized fair value losses for certain investments	438	3,808	—
Impairment loss of long-term investments	4,125	3,047	—
Total deferred tax assets	344,165	367,884	262,255
Less: valuation allowance	(344,165)	(367,884)	(262,255)
Net deferred tax assets	—	—	—
Deferred tax liabilities
Identifiable intangible assets and deferred cost acquired	223,138	111,312	67,658
Total deferred tax liabilities	223,138	111,312	67,658

The movement of deferred tax valuation allowance is as follows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	316,360	344,165	367,884
Additions (reductions), net of foreign exchange impacts	27,805	23,719	(105,629)
Balance at end of the year	344,165	367,884	262,255

As of December 31, 2021, 2022 and 2023, the Group had net operating loss carry forwards of approximately RMB1,199,251, RMB1,140,585 and RMB627,437, respectively, which arose from the subsidiaries, former VIE and former VIE’s subsidiaries established in the PRC, Hong Kong. The loss carry forwards will expire until receive of notice from local tax authorities. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2021, 2022 and 2023, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The deferred tax component of income tax benefits is related to the amortization and impairment of deferred tax liabilities resulting from the business and assets acquisitions.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. The Company’s subsidiaries, former VIE and former VIE's subsidiaries located in the PRC and Hong Kong were in accumulated deficit as of December 31, 2021, 2022 and 2023. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2021, 2022 and 2023.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

14.
Convertible redeemable preferred shares

All series of convertible redeemable preferred shares were converted to Class A/B ordinary shares immediately upon the completion of the Group’s IPO in June 2021.

The following table summarizes changes in the carrying amount of the convertible redeemable preferred shares for the year ended December 31, 2021:

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Company records accretion on the convertible redeemable preferred shares to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated as the current redemption value, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of convertible redeemable preferred shares was RMB508,627, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

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

On December 28, 2022, the Company’s Board of Directors authorized an extension of the Company’s existing share repurchase program for another twelve-month period expiring on December 27, 2023, with all other terms remain unchanged.

Under the Share repurchase program, for the years ended December 31, 2022 and 2023, the Company has repurchased an aggregate of 5,699,315 and 6,541,148 shares for total cash consideration of US$34 million and US$23 million (RMB217.9 million and RMB160.1 million) on the open market, at a weighted average price of US$5.94 and US$3.46 per share.

The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury shares as a component of the shareholders’ equity.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

In 2021, the Group adopted the 2021 share incentive plan (“2021 Plan”), to promote the success and enhance the value of the Group by linking the personal interests of the directors, employees, and consultants to those of the Group’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Group’s shareholders. The maximum aggregate number of ordinary shares that may be issued under 2021 Plan is 6,021,619. The Group amended and restated 2021 Plan in March 2023 to expand the award pool to 12,150,080 shares, the source of which can be either new shares or treasury shares.

Share options

Under the 2016 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2016 Plan includes a condition where employees can only exercise vested options upon the occurrence of the Company's ordinary shares becoming listed securities, which substantially creates a performance condition ("IPO Condition") that had not been met prior to the Company's IPO. The Group granted 4,074,384, 1,726,988 and 6,343,363 share options with IPO condition to certain employees in 2019, 2020 and in April and June 2021, respectively. Therefore, the Group has not recognized any stock-based compensation expenses related to the options granted until June 2021 the performance condition has been met by the IPO completion. The Group granted 525,706, 3,559,433 and 836,164 share options with service condition to certain employees after completion of IPO in 2021, 2022 and 2023, respectively. The options expire in ten years from the date of grant.

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2021, 2022 and 2023 were as follows:

For the years ended December 31,
	2021	2022	2023
Expected volatility	48.47%~48.70%	47.80%~48.20%	49.00%~51.00%
Risk-free interest rate (per annum)	1.35%~1.62%	1.51%~2.94%	2.40%~2.97%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	RMB40.61~RMB109.73	RMB19.43~RMB62.05	RMB18.80~RMB32.19
Fair value of share option	RMB39.98~RMB109.10	RMB18.39~RMB61.01	RMB18.10~RMB31.48

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

16.
Share based compensation—(Continued)

Share options—(Continued)

The following table summarized the Group’s share option activities under the Option Plans for the year ended December 31, 2023:

	Number of options	Weighted average exercise price per share	Weighted average grant date fair value per share	Weighted average remaining contractual life	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding as of December 31, 2022	16,960,117	0.64	28.73	6.66	305,280
Granted	836,164	0.70	25.45
Forfeited	(266,409)	0.63	42.53
Exercised	(3,648,341)	0.70	27.78
Outstanding as of December 31, 2023	13,881,531	0.70	31.64	5.90	271,092
Vested and expect to vest as of December 31, 2023	13,881,531	0.70	31.64
Exercisable at December 31, 2023	9,532,499	0.70	27.59	5.14	186,160

The weighted-average grant-date fair value of options granted during the year 2021, 2022 and 2023 was RMB57.05, RMB22.46 and RMB25.45, respectively. The total intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023, was RMB16,372, RMB135,949 and RMB101,351, respectively.

For the year ended December 31, 2023, share-based compensation expenses related to options of RMB133,291 has been recognized. As of December 31, 2023, there were RMB113,035 of total unrecognized compensation expenses related to options which is expected to be recognized over a weighted average period of 1.14 years.

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

Compensation expense based on fair value is amortized over the requisite service period of award using the straight-line vesting attribution method.

A summary of the RSUs activities for the year ended December 31, 2023 is as follows:

	Number of RSU	Weighted average grant-date fair value	Weighted average remaining contractual life
		RMB	Years
Outstanding as of December 31, 2022	50,000	33.81	2.17
Granted	—	—	—
Vested	(20,000)	61.24	—
Outstanding as of December 31, 2023	30,000	20.53	1.77

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

16.
Share based compensation—(Continued)

Restricted share units—(Continued)

The weighted-average grant-date fair value of RSUs granted during the year 2022 and 2023 was RMB3,960 and nil, respectively. The total intrinsic value of RSUs vested during the years ended December 31, 2022 and 2023 was RMB3,845 and RMB618, respectively and total intrinsic value of outstanding RSUs as of December 31, 2023 was RMB607.

The share-based compensation expense related to RSUs of RMB164,268, RMB4,295 and RMB1,111 were recognized by the Group for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2023, there were RMB670 of total unrecognized compensation expenses related to RSUs for the future period.

The Group recorded share-based compensation expense of RMB454,552, RMB174,236 and RMB134,402 for the years ended December 31, 2021, 2022 and 2023, respectively, which were classified in the consolidated statements of operations as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Fulfillment expenses	59,583	44,408	23,390
Selling and marketing expenses	38,463	36,104	17,240
General and administrative expenses	316,911	71,696	73,156
Technology and content expenses	36,595	22,028	20,616

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

17.
Net loss per share attributable to ordinary shareholders

Basic and diluted net loss per share for each of the year presented were calculated as follows. The Group had share options and non-vested restricted share units (Note 16) which could potentially dilute basic earnings per ordinary share in the future. The calculation of diluted net loss per share does not include the effect of share options and non-vested restricted share units shares as the effect of the inclusion was anti-dilutive.

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss	(816,547)	(2,467,937)	(156,250)
Accretion to convertible redeemable preferred shares redemption value	(508,627)	—	—
Net loss attributable to ordinary shareholders of the Company	(1,325,174)	(2,467,937)	(156,250)
Denominator:
Weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share (note)	96,306,113	162,819,410	162,160,835
Net loss per ordinary share basic and diluted	(13.76)	(15.16)	(0.96)

Note: The vested but not exercised share options and RSUs with nominal exercise price were included in the weighted average number of ordinary shares for the purpose of calculating basic loss per ordinary share.

As of December 31, 2021, 2022 and 2023, diluted net loss per share does not include the following instruments as their inclusion would be antidilutive:

	2021	2022	2023
Share Options	17,942,271	16,960,117	13,881,531
Non-vested restricted share units	16,500	55,500	30,000
Total	17,958,771	17,015,617	13,911,531

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

Under PRC law, the Company’s subsidiaries and consolidated former VIEs located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. Amounts restricted include share capital and the statutory reserve of the Company's PRC subsidiaries, including the former VIE and its subsidiaries.

The balance of restricted net assets was RMB481,846 and RMB3,024,921 as of December 31, 2022, and 2023, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

19.
Related party transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationships with the Group
JD.com, Inc., its subsidiaries and affiliates ("JD Group")	A shareholder of the Group
Aileyou	A former investee of the Group (note)
Shanghai Gulin Technology Co., Ltd and its subsidiaries(“Gulin Group”)	An investee of the Group
Jinsong and its subsidiaries (“Jinsong Group”)	An investee of the Group
AiFenLei and its subsidiaries (“AiFenLei Group”)	An investee of the Group
Shanghai Yueqing Information Technology Co., Ltd(“Yueqing”)	An investee of the Group
Shanghai Yuejun Environmental Protection Technology Co., Ltd. (“Yuejun”)	An investee of the Group

Note: Aileyou became a subsidiary of the Group subsequent to the acquisition in June 2022 (see Note 3).

For the years ended December 31, 2021, 2022 and 2023, significant related party transactions were as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net Service Revenue
Services provided to Jinsong Group	1,389	5,936	20,055

Merchandise costs
Purchase from JD Group	6,906	10,849	—
Purchase from Jinsong Group	—	—	242
Purchase from Gulin Group(1)	175,118	242,929	49,115

Operating expenses
Service received from JD Group(2)	363,946	363,764	438,431
Service received from Aileyou	8,502	—	—
Service received from Gulin Group	3,006	—	—

Interest income from loans provided to related parties	1,272	—	2,420

Amount due from related parties
Loan to Gulin Group	80,500	13,000	25,000
Loan to AiFenLei Group	85,900	—	70,000
Repayments from AiFenLei Group	110,015	—	70,000
Repayments from Gulin Group	80,500	13,000	25,000
Repayments from Yueqing	9,500	—	—

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

19.
Related party transactions—(Continued)

As of December 31, 2022 and 2023, the amount due from/to related parties are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Due from JD Group (4)	96,745	58,788
Due from Jinsong Group
Other receivables from Jinsong Group	9,323	17,054
Due from AiFenLei Group
Other receivables from AiFenLei Group (5)	189,567	13,909
Due from Gulin Group
Other receivables from Gulin Group	7	—
Due from Yuejun Group	—	231
	295,642	89,982
Due to JD Group
Other payables to JD Group (3)	41,448	76,026
Due to Jinsong Group	5,281	1,945
Due to Gulin Group	875	40
Due to Yuejun Group	—	21
	47,604	78,032

(1)
Gulin is one of the new product suppliers of the Group, the Group mainly purchases new products from Gulin.
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
(5)
As of December 31, 2022, RMB180,000 was prepaid as deposit to subscribe for preferred shares of AiFenLei. The deposit had been reclassified to long-term investments upon closing of the investment transaction in 2023 (see Note 7).
20.
Supply chain financing

Starting from 2023, China Merchants Bank (the “CMB”) offer supply chain financing services to the Group’s suppliers. Suppliers can sell one or more of the Group’s payment obligations at their sole discretion to the CMB to receive funds ahead of time to meet their cash flow needs. The Group’s rights and obligations are not impacted. The original payment terms, timing or amount, remain unchanged. The Group provide RMB212,000 cash pledged as security of guarantees for the supply chain financing.

The changes in the Group’s outstanding payment obligations confirmed as valid under the supplier chain financing program for the year ended December 31, 2023, are as follows:

Year ended December 31,
2023
RMB
Balance at beginning of the year	—
Purchase from suppliers	895,161
Payment to suppliers	(438,196)
Balance at ending of the year	456,965

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

21.
Leases

The Group has leased office and store premises under operating lease agreements for the periods from 2021 to 2025. As of December 31, 2022 and 2023, the Group had no long-term leases that were classified as a financing lease.

For the year ended December 31, 2022 and 2023, the lease expense is as follow:

	Years ended December 31,
	2022	2023
	RMB	RMB
Operating lease expense	57,302	50,183
Short-term lease expense	66,016	72,673
Total lease expense	123,318	122,856

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31, 2022	As of December 31, 2023
Operating lease:	RMB	RMB
Operating leases right-of-use assets (note)	78,455	55,944
Current portion of lease liabilities	46,426	33,509
Non-current portion of lease liabilities	33,523	22,495
Total operating lease liabilities	79,949	56,004
Weighted-average remaining lease term (in years) – operating leases	1.88	2.24
Weighted-average discount rate – operating leases	5.40%	5.31%

Note: The amount of operating leases right-of-use assets is presented within other non-current assets in the consolidated balance sheets.

As of December 31, 2023, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities are as follows:

Years ending	RMB

2024	37,369
2025	12,196
2026	5,395
2027 and thereafter	3,686
Total undiscounted cash flows	58,646
Less: imputed interest	(2,642)
Total	56,004

Lease liabilities due within one year	33,509
Lease liabilities due after one year	22,495

Short-term lease commitment:
2024	37,552

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share, per share data or otherwise noted)

22.
Commitments and contingencies

Commitments

The Group has entered into contracts to use store premises that are not qualify for leases under ASC 842 as the lessors have substantive right to substitute the assets throughout the period of use. The expenses incurred under such contracts during the year ended December 31, 2023 were RMB1,196. Future payments under these non-cancellable contracts are RMB1,740 for year 2024 and RMB706 for year 2025, respectively.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

23.
Subsequent events

On March 12, 2024, the Company’s Board of Directors authorized a new share repurchase program under which the Company may repurchase up to US$20 million worth of its shares over a twelve-month period starting from March 12, 2024.

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	34,548	22,199	3,127
Prepayments and other receivables, net	32,403	53,665	7,559
Short-term investments	—	71,570	10,080
Total current assets	66,951	147,434	20,766
Non-current assets:
Long-term investments	19,806	5,628	793
Investments in and amounts due from subsidiaries	3,783,114	3,559,862	501,396
Other non-current assets	14,909	—	—
Total Non-current assets	3,817,829	3,565,490	502,189
TOTAL ASSETS	3,884,780	3,712,924	522,955
LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	3,108	1,463	206
Total current liabilities	3,108	1,463	206
TOTAL LIABILITIES	3,108	1,463	206
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.001 par value, 941,472,561 and 941,472,561 shares authorized, 100,854,060 and 102,120,726 shares issued and 96,388,001 and 87,795,879 outstanding as of December 31, 2022 and 2023, respectively)	609	609	86
Class B Ordinary shares (US$0.001 par value, 47,240,103 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	305	305	43
Class C Ordinary shares (US$0.001 par value, 11,287,336 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	7	7	1
Additional paid-in capital	13,131,263	13,268,487	1,868,827
Treasury shares (US$0.001 par value, 5,699,315 and 12,240,463 outstanding as of December 31, 2022 and 2023, respectively)	(217,920)	(377,988)	(53,238)
Accumulated deficit	(9,006,884)	(9,163,134)	(1,290,600)
Accumulated other comprehensive loss	(25,708)	(16,825)	(2,370)
TOTAL SHAREHOLDERS’ EQUITY	3,881,672	3,711,461	522,749
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,884,780	3,712,924	522,955

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Expenses and (loss) income
Selling and marketing expenses	(28)	—	(72)	(10)
General and administrative expenses	(7,228)	(15,909)	(15,079)	(2,124)
Other operating income	—	22,869	9,512	1,340
Interest income	82	—	—	—
Interest expenses	(4,238)	(1,297)	—	—
Share of results of equity investees	—	—	(12,644)	(1,781)
Other (loss) income, net	(43,287)	207,914	50,480	7,110
Equity in losses of subsidiaries and share of loss from former VIE and former VIE’s subsidiaries	(761,848)	(2,681,514)	(188,447)	(26,542)
Net loss attributable to the Company	(816,547)	(2,467,937)	(156,250)	(22,007)
Accretion of convertible redeemable preferred shares	(508,627)	—	—	—
Net loss attributable to ordinary shareholders	(1,325,174)	(2,467,937)	(156,250)	(22,007)

Net loss attributable to the Company	(816,547)	(2,467,937)	(156,250)	(22,007)
Foreign currency translation adjustments	2,239	(30,030)	8,883	1,251
Total comprehensive loss	(814,308)	(2,497,967)	(147,367)	(20,756)
Accretion of convertible redeemable preferred shares	(508,627)	—	—	—
Total comprehensive loss attributable to ordinary shareholders	(1,322,935)	(2,497,967)	(147,367)	(20,756)

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cash (used in) provided by operating activities	(4,295)	37,835	7,869	1,108
Cash flows from investing activities:
Purchase of long-term investments	(32,427)	(12,644)	—	—
Purchase of short-term investments	—	—	(71,570)	(10,080)
Investments in and loan to subsidiaries’ and former VIE’s subsidiaries	(2,589,491)	(595,130)	(14,573)	(2,052)
Collection of investments in and loan to subsidiaries’ and former VIE’s subsidiaries	—	804,743	223,171	31,433
Cash (used in) provided by investing activities	(2,621,918)	196,969	137,028	19,301
Cash flows from financing activities:
Proceeds from exercise of options	—	2,864	2,822	397
Repurchase of ordinary shares	—	(217,920)	(160,068)	(22,545)
Repayment for short-term borrowings	(32,230)	(30,720)	—	—
Proceeds from issuance of convertible redeemable preferred shares	1,138,232	—	—	—
Proceeds from IPO, net of issuance cost of RMB46,931	1,488,866	—	—	—
Cash provided by (used in) financing activities	2,594,868	(245,776)	(157,246)	(22,148)

Net decrease in cash, cash equivalents	(31,345)	(10,972)	(12,349)	(1,739)
Cash, cash equivalent at the beginning of the year	76,865	45,520	34,548	4,866
Cash, cash equivalent at the end of the year	45,520	34,548	22,199	3,127
Supplemental cash flow disclosures of continuing operations:
Interest expenses paid	(4,238)	(1,297)	—	—
Supplemental disclosure of non-cash investing and financing activities:
Exercise of warrant	10,345	—	—	—

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

2. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and former VIE. For the parent company, the Company records its investments in subsidiaries and former VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as “Investments in subsidiaries, former VIE and former VIE's subsidiaries” or and the subsidiaries and former VIE’ profit or loss as “Equity in losses of subsidiaries and share of loss from former VIE and former VIE's subsidiaries” on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and former VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures provide certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

4. Besides the guarantee on the short-term borrowings of the subsidiaries as of the year ended December 31, 2023, there were no other material contingencies, significant provisions of long-term obligations, guarantees of the Company for the years ended December 31, 2021, 2022 and 2023.