Form 20-F
period 2024-12-31
ATRenew Inc.
filed 2025-04-11
CIK 1838957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

88,024,113 Class A ordinary shares (excluding (i) 2,323,377 Class A ordinary shares issued to our depositary bank for the purpose of bulk issuance, (ii) 12,419,656 Class A ordinary shares underlying ADSs repurchased by the issuer, and (iii) 4,020,246 treasury shares), 47,240,103 Class B ordinary shares, and 11,287,336 Class C ordinary shares, par value US$0.001 per share, as of December 31, 2024.

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
•
“former VIE” or “Shanghai Wanwuxinsheng” are to Shanghai Wanwuxinsheng Information Technology Group Co., Ltd. (formerly known as Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd.(上海万物新生环保科技集团有限公司) and Shanghai Yueyee Network Information Technology Co., Ltd. (上海悦易网络信息技术有限公司); and
•
“WFOE” are to Shanghai Aihui Trading Co., Ltd.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was amended by the Consolidated Appropriations Act, 2023 in December 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States and the NYSE may determine to delist the ADSs. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, the headquarters of which is located in mainland China. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Permissions Required from the PRC Authorities for Our Operations and Securities Offerings

Our operations in mainland China are governed by laws and regulations in mainland China. Based on laws and regulations currently in effect in mainland China and the advice of our PRC counsel, Han Kun Law Offices, as of the date of this annual report, we have obtained licenses, permits and approvals from the government authorities in mainland China that are necessary for the business operations of our subsidiaries in mainland China, i.e. (i) the business license, (ii) the license for value-added telecommunications services for online data processing and transaction processing (limiting to commercial e-commerce), (iii) the food operation license for selling prepackaged food and alcoholic commodities and (iv) the approval for enterprises implementing other work hours system for implementing flexible work hours system and comprehensive work hours system for certain employees of our headquarters, certain offline AHS stores and operation centers. Our Hong Kong intermediate holding companies have also obtained licenses, permits and approvals that are necessary for the business operations in Hong Kong. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation.” Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we and our subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such permissions and approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of our ADSs to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

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

Shanghai Aihui Trading Co., Ltd. and Shanghai Yueou Information Technology Co., Ltd. (the “Two Shanghai Subsidiaries”), transferred cash to the former VIE and its subsidiaries of RMB351.6 million in the period before the complete unwinding of the variable interest entity structure in 2022 by providing loans. The Two Shanghai Subsidiaries received loan repayments from the former VIE and its subsidiaries of RMB175.0 million in the period before the completely unwinding of the variable interest entity structure in 2022.

The Company’s intermediate holding company, i.e. AiHuiShou International Company Limited, transferred cash to the Two Shanghai Subsidiaries, including the cash transferred to the former VIE and its subsidiaries after the complete unwinding of the variable interest entity structure, of RMB1,801.6 million in 2022, nil in 2023 and RMB2,330.7 million in 2024 by providing loans. The Company’s intermediate holding company received loan repayments from the Two Shanghai Subsidiaries of RMB1,785.0 million in 2022, RMB511.5 million in 2023 and RMB2,881.1million in 2024.

The Company transferred cash to its intermediate holding company of RMB595.1 million in 2022, RMB14.6 million in 2023 and RMB226.6 million in 2024 by making capital contributions, and the Company received cash from its intermediate holding company as investment returns of RMB804.7 million in 2022, RMB223.2 million in 2023 and RMB450.1 million in 2024.

There were no other transfer of assets, dividends or distributions made between the Company, the former VIE and the Two Shanghai Subsidiaries, and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the years ended December 31, 2022, 2023 and 2024. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. Our mainland China and Hong Kong subsidiaries and the former VIE have incurred cumulative losses since inception. We have no current intention to pay dividends to our shareholders.

The former VIE and its subsidiaries may transfer cash to the WFOE by service fees charged at an amount equals to all pre-tax income of the former VIE for the complete business support and technical and consulting services provided by WFOE. Due to the continuous loss generated by the former VIE, no service fees were charged by WFOE before the completely unwinding of the variable interest entity structure in 2022.

Our subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under laws in mainland China, our subsidiaries in mainland China are required to allocate at least 10% of their after-tax profits each year profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these mainland China laws and regulations, our mainland China subsidiaries are restricted in their ability to transfer a portion of their net assets, including share capital and the statutory reserve, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB481.8 million, RMB3,024.9 million and RMB3,692.9 million as of December 31, 2022, 2023 and 2024, respectively.

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

A.
Selected Financial Data

The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2022, 2023 and 2024, selected consolidated balance sheets data as of December 31, 2023 and 2024, and selected consolidated statements of cash flows data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31,

2020 and 2021, the selected consolidated balance sheets data as of December 31, 2020, 2021 and 2022, and the selected consolidated statements of cash flows data for the years ended December 31, 2020 and 2021 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2020, 2021, 2022, 2023 and 2024:

	For the Years Ended December 31,
	2020		2021		2022		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Net revenues
Net product revenues	4,244,023	87.4	6,654,893	85.5	8,676,672	87.9	11,658,298	89.9	14,844,416	2,033,677	90.9
Net service revenues	614,176	12.6	1,125,382	14.5	1,192,752	12.1	1,307,484	10.1	1,483,984	203,305	9.1
Total net revenues	4,858,199	100.0	7,780,275	100.0	9,869,424	100.0	12,965,782	100.0	16,328,400	2,236,982	100.0
Operating (expenses) income
Merchandise costs	(3,610,434)	(74.3)	(5,735,393)	(73.7)	(7,596,613)	(77.0)	(10,338,870)	(79.7)	(13,086,418)	(1,792,832)	(80.1)
Fulfillment expenses	(666,317)	(13.7)	(1,062,066)	(13.7)	(1,123,495)	(11.4)	(1,123,994)	(8.7)	(1,382,273)	(189,371)	(8.5)
Selling and marketing expenses	(740,542)	(15.2)	(1,206,649)	(15.5)	(1,536,052)	(15.6)	(1,250,860)	(9.6)	(1,367,028)	(187,282)	(8.4)
General and administrative expenses	(177,542)	(3.7)	(433,629)	(5.6)	(230,421)	(2.3)	(265,981)	(2.1)	(306,782)	(42,029)	(1.9)
Technology and content expenses	(151,536)	(3.1)	(264,560)	(3.4)	(227,812)	(2.3)	(195,679)	(1.5)	(210,364)	(28,820)	(1.3)
Goodwill impairment loss	—	—	—	—	(1,819,926)	(18.4)	—	—	—	—	—
Other operating income, net	29,395	0.6	26,950	0.3	41,238	0.4	36,264	0.3	53,434	7,320	0.4
Income (loss) from operations	(458,777)	(9.4)	(895,072)	(11.6)	(2,623,657)	(26.6)	(173,338)	(1.3)	28,969	3,968	0.2
Interest expense	(21,090)	(0.5)	(16,778)	(0.2)	(6,163)	(0.1)	(7,056)	(0.1)	(15,016)	(2,057)	(0.1)
Interest income	9,321	0.2	8,370	0.1	17,780	0.2	37,875	0.3	26,861	3,680	0.2
Other (loss) income, net	(39,866)	(0.8)	(50,367)	(0.6)	38,791	0.4	(5,887)	(0.1)	(41,256)	(5,652)	(0.3)
Loss before income taxes and share of loss in equity method investments	(510,412)	(10.5)	(953,847)	(12.3)	(2,573,249)	(26.1)	(148,406)	(1.2)	(442)	(61)	0.0
Income tax benefits	47,320	1.0	143,863	1.8	111,783	1.1	42,530	0.3	56,877	7,792	0.3
Share of loss in equity method investments	(7,526)	(0.2)	(6,563)	(0.1)	(6,471)	(0.1)	(50,374)	(0.4)	(64,664)	(8,859)	(0.4)
Net loss	(470,618)	(9.7)	(816,547)	(10.6)	(2,467,937)	(25.1)	(156,250)	(1.3)	(8,229)	(1,128)	(0.1)
Net loss per share attributable to ordinary shareholders:
Basic	(94.51)		(13.76)		(15.16)		(0.96)		(0.05)	—
Diluted	(94.51)		(13.76)		(15.16)		(0.96)		(0.05)	—
Weighted average number of shares used in calculating net loss per ordinary share
Basic	18,782,620		96,306,113		162,819,410		162,160,835		161,618,799	—
Diluted	18,782,620		96,306,113		162,819,410		162,160,835		161,618,799	—

The following table presents our selected consolidated balance sheets data as of December 31, 2020, 2021, 2022, 2023 and 2024:

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	918,076	1,356,342	1,703,626	1,978,696	1,970,183	269,914
Restricted cash	—	150,000	—	210,000	132,000	18,084
Short term investments	97,866	510,467	782,230	410,547	583,764	79,975
Total current assets	1,874,638	4,150,845	3,890,178	4,526,719	4,169,356	571,199
Intangible assets, net	1,367,841	1,075,811	544,650	270,631	56,603	7,755
Goodwill	1,803,415	1,803,415	—	—	—	—
Restricted cash included in the other non-current assets	—	—	—	2,000	500	68
Total non-current assets	3,351,700	3,351,917	1,158,577	966,360	921,365	126,227
Total assets	5,226,338	7,502,762	5,048,755	5,493,079	5,090,721	697,426
Total current liabilities	1,183,539	824,664	1,022,248	1,691,465	1,306,991	179,057
Total non-current liabilities	374,584	257,639	144,835	90,153	89,178	12,217
Total liabilities	1,558,123	1,082,303	1,167,083	1,781,618	1,396,169	191,274
Total mezzanine equity	8,879,894	—	—	—	—	—
Total shareholders’ (deficit) equity	(5,211,679)	6,420,459	3,881,672	3,711,461	3,694,552	506,152

The following table presents our selected consolidated statements of cash flows data for the years ended December 31, 2020, 2021, 2022, 2023 and 2024:

	For the Years Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(412,868)	(1,017,962)	881,297	243,898	642,807	88,064
Cash provided by (used in) investing activities	18,625	(670,402)	(516,683)	172,013	(424,401)	(58,142)
Cash provided by (used in) financing activities	929,962	2,289,623	(186,043)	68,703	(307,708)	(42,156)
Effect of foreign exchange rate changes on cash and cash equivalents	(28,426)	(12,993)	18,413	2,456	1,289	176
Net increase (decrease) in cash, cash equivalents and restricted cash	507,293	588,266	196,984	487,070	(88,013)	(12,058)
Cash, cash equivalents and restricted cash at the beginning of the year	411,083	918,376	1,506,642	1,703,626	2,190,696	300,124
Cash, cash equivalents and restricted cash at the end of the year	918,376	1,506,642	1,703,626	2,190,696	2,102,683	288,066

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

The following table reconciles our adjusted (loss) income from operations and adjusted net (loss) income for the periods indicated to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are loss from operations and net loss for the periods indicated:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands, except for share numbers and per share data)
Income (loss) from operations	(2,623,657)	(173,338)	28,969	3,968
Add:
Share-based compensation expenses	174,236	134,402	166,741	22,844
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	359,068	290,677	214,028	29,321
Impairment loss of deferred cost, intangible assets and goodwill	2,097,257	—	—	—
Adjusted income from operations	6,904	251,741	409,738	56,133

Net loss	(2,467,937)	(156,250)	(8,229)	(1,128)
Add:
Share-based compensation expenses	174,236	134,402	166,741	22,844
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	359,068	290,677	214,028	29,321
Impairment loss of deferred cost, intangible assets and goodwill	2,097,257	—	—	—
Less:
Tax effects of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(111,783)	(43,654)	(58,414)	(8,003)
Adjusted net income	50,841	225,175	314,126	43,034

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

Risks Related to Doing Business in China

Our business operations are primarily conducted in mainland China and we are subject to complex and evolving laws and regulations in mainland China as well as risks and uncertainties relating to doing business in mainland China in general, including, but are not limited to, the following:

•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 44 for more details;
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
•
The PRC government, through the evolving regulatory system, has significant oversight over our business operation and may intervene or influence our operations and exert more oversight and control over our operations and offerings conducted overseas and/or foreign investment in, China-based issuers, which could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 45 for more details;
•
Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects” on page 46 for more details;
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against us, our directors, or our management based on foreign laws.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, our directors, or our management based on foreign laws” on page 46 for more details;
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” on page 43 for more details; and
•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 43 and 44 for more details.

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

In June 2019, we entered into a five-year framework business cooperation agreement, as amended, with JD Group. In May 2024, we renewed the business cooperation agreement with JD Group for a term from June 1, 2024 to December 31, 2027. The cooperation with JD Group will continue in areas such as user traffic, technology support, and logistics, among others. In 2024, the GMV of the pre-owned consumer electronics we collected through our AHS Recycle from JD Group’s platforms accounted for approximately 13.5% of our total GMV. If we are unable to maintain our collaboration with JD Group or if JD Group builds or invests in similar business as ours after the term of the agreement, our business, results of operations and financial condition would be materially and adversely affected. Even if we are able to maintain our relationship with JD Group, if JD Group experiences a business deterioration, a decline in market position or market share, or a damage to its brand image or reputation, our business and results of operations may also be negatively affected due to our reliance on and close relationship with JD Group and our customers’ trust on us may also diminish. In the event that we fail to maintain our relationship with JD Group, we cannot assure you that we will be able to establish a similar cooperative relationship with a comparable business partner under commercially reasonable terms in a timely manner. In addition, our business collaboration arrangement with JD Group contains certain undertakings made by JD Group that are beneficial to us. These undertakings, however, are contingent on our continuing to meet certain conditions. If we are unable to meet these requirements, the scope of our collaboration with JD Group could diminish significantly and the business collaboration arrangement with JD Group could even be terminated under certain circumstance, all of which could materially and adversely affect our business, results of operations and financial condition.

In addition to our strategic relationship with JD Group, JD Group also has a significant influence on our overall business operations. As of February 28, 2025, JD Group holds approximately 34.0% of our total issued and outstanding shares and approximately 36.2% of the total voting power of our shares. As a result, JD Group may have a conflict of interest with us and prevent us from engaging in transactions that may be beneficial to you as a holder of ADSs.

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

We incurred net losses of RMB2,467.9 million in 2022, RMB156.3 million in 2023 and RMB8.2 million (US$1.1 million) in 2024. In addition, our operating activities had historically generated negative net cash flows. We had started to generate net cash inflow from operating activities since 2022 and the net cash flow remains positive in 2023 and 2024. We may continue to further develop and expand our business, upgrade our technologies, and these investments may not result in an increase in profit or positive net cash flows from our operations in the future.

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

We rely on offline AHS stores and kiosks to collect a large portion of pre-owned consumer electronics traded on our online marketplaces. AHS stores and kiosks also serve as a complement to our online AHS operations and help us reach consumers directly. The successful operation of AHS stores hinges on the ability to provide superior experience to consumers and business partners. If we are unable to provide a superior experience, our consumers and business partners may lose confidence in us. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and thus cause us to lose customers and market share. Apart from providing superior customer experience, there are also a number of other factors that may affect the successful operation of AHS stores, including, without limitation, our ability to secure premises for AHS stores in locations that are strategically beneficial to our business; our ability to adjust AHS store operations to timely respond to changes in market demand and consumer preferences; our ability to manage costs of in operating AHS stores; our ability to handle negative publicity, allegations, and legal proceedings; our ability to ensure full compliance with the laws and regulations, and maintain adequate and effective control, supervision and risk management over AHS stores; and our ability to monitor the overall operation of AHS stores. If we are unable to operate AHS stores successfully, we and our business partners will have to shut down underperforming AHS stores. In 2024, we closed approximately 502 AHS stores and may continue to do so in the future. We may also terminate our cooperation with our AHS store partners if their business, financial conditions and operating results are below our expectation. In the past, we terminated our cooperation with certain number of AHS store partners due to the underperformance of certain AHS stores. In addition, if our AHS store partners run into financial difficulties or even become bankrupt as a result of unsuccessful operation, our business and results of operations would be adversely affected.

We rely on our AHS store partners to expand our AHS store network Failure by our AHS store partners to provide satisfactory products or services and successfully operate offline AHS stores or any illegal actions or misconduct of our AHS store partners could materially and adversely harm our reputation, business and results of operations.

In addition to our directly operated AHS stores, we also cooperate with AHS store partners to jointly operate a large number of AHS stores. As of December 31, 2024, 1,031 of all 1,861 AHS stores were either jointly operated by us or by our AHS store partners. We believe consumers expect the same quality of our products and services regardless of whether they visit a store operated directly by us or by our AHS store partners, so we provide trainings to the store operation personnel and offer other necessary supports to help with store management. Besides, we conduct regular reviews of our AHS store partners and will reduce or even terminate our cooperation with those who do not meet our standards. Successful operations of jointly-operated stores directly affect our results of operations.

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

Since over 55.4% of AHS stores were either jointly operated by us or by our AHS store partners as of December 31, 2024, maintaining the relationship with our AHS store partners and attracting new AHS store partners to join our store network are important to our business and results of operations. We cannot guarantee you that we are able to maintain the relationship with our AHS store partners due to a number of factors, some of which are beyond our control. For example, if our products or services fail to attract consumers, our AHS store partners may experience sales declines. As a result, they may not be able to generate investment returns as they expected, and thus choose not to renew their agreements with us. Sales declines or unsuccessful operation of AHS stores could also arise from failures by our AHS store partners to lease premises in optimal locations with large consumer traffic and commercial potentials, hire and train qualified store managers or other sales personnel, insufficient experience in operating retail stores, and lack of overall store management experience, among others. As a result, our AHS store partners may terminate their agreements with us or choose not to renew such agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our AHS store partners. As a result, our AHS store partners may not be effectively motivated to provide trade-in services or continue the cooperative relationships with us. If our AHS store partners decide to shut down the stores they opened, we will refund the corresponding deposit to them. If our AHS store partners decide to shut down a large number of AHS stores within a very short period of time, we may need a large amount of cash to refund the deposits. As a result, we may experience liquidity risks. In addition, we may not be able to attract a sufficient number of new AHS store partners to join our network and open AHS stores, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

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

Third-party merchants and consumers play an important role in the successful operations of our online marketplaces. In terms of GMV, 55.9% of the pre-owned consumer products on our PJT Marketplace, and 77.8% of the pre-owned consumer products on our Paipai Marketplace, were sold by third-party merchants in 2024. As a result, attracting and maintaining our relationship with consumers and third-party merchants to our online marketplaces are critical to our business and results of operations. However, we may not be able to do so due to a number of factors, some of which are beyond our control. For example, if the transaction volume or the number of users on our marketplaces drop significantly, our third-party merchants may experience sales declines. As a result, they may not be able to generate profits as they expected, and thus choose not to renew their agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our third-party merchants or provide value-added services that meet the demand of third-party merchants. As a result, our third-party merchants may not be effectively motivated to sell more products or maintain the relationship with us. In addition, we may not be able to attract or maintain our existing customer base on our online marketplaces, which could result in a decline in the transaction volumes and thus negatively affect our business and results of operations.

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
•
On September 24, 2024, the State Council issued the Regulation on the Administration of Cyber Data Security, or the Cyber Data Security Regulation, which came into effect from January 1, 2025. The Cyber Data Security Regulation stipulated certain requirements on network data processing activities, the security and protection of network data, and the reasonable and effective use of network data, and further clarifies the protection of personal information, security of important data, management of cross-border security of network data and obligations of network platform service providers. The Cyber Data Security Regulation required, among others, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with relevant PRC regulations.

The above laws, regulations and policies in mainland China can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy and data protection in mainland China, we cannot assure you that we will be in full compliance with such laws, regulations and obligations in all respects. Any failure to comply with such laws, regulations and obligations in the future may result in the suspension of our businesses, take-down of our operating apps, or subject us to other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

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

As of December 31, 2024, approximately 81.5% and 50.2% of the pre-owned consumer products traded on our PJT Marketplace and Paipai Marketplace, respectively, were cell phones. In recent years, we have expanded our business to cover more types of pre-owned consumer electronics, such as laptops, tablets and drones. Since 2022, we have carried out a pilot project to expand our business to cover more diversified pre-owned product categories, such as vintage bags, watches, liquor, gold and various household goods to further attract consumers and increase the transaction volumes on our platform. Expansion into diverse new product categories and service offerings involves new risks and challenges. Our lack of familiarity with these products and services may make it more difficult for us to anticipate customer demand and preferences. We may also be unable to effectively inspect and control the quality of these pre-owned goods appropriately or we may misjudge customer demand on our new service offerings. We may also face costly product liability claims, which would harm our brand and reputation as well as our financial performance. If competition in the new product and service categories intensifies, we may have to price aggressively and invest heavily to gain market share or remain competitive, which may adversely affect our profitability. As a result of various uncertainties and risks, it may be difficult for us to achieve profitability in the new product and service categories and our profit margin in these categories, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product and service categories.

Strategic acquisition of and investments in businesses and assets, and the subsequent integration of newly acquired businesses into our own, create significant challenges that may have a material adverse effect on our business, reputation, results of operations and financial condition.

To further expand our business and strengthen our market-leading position, we may tap into new market opportunities or enter into new markets by forming strategic alliances or making strategic investments and acquisitions. For example, we acquired an online consumer marketplace for pre-owned products, Paipai, from JD Group in 2019. The addition of Paipai has expanded our business to cover consumer online marketplace business, significantly increased our customer traffic, generated synergies to our existing businesses and strengthened our market position in the pre-owned consumer electronics transactions and services market. We have strategically invested in AiFenLei Group, a pioneering enterprise in household waste recycling, to serve as our business partner, aiming to extend the reach of our second-hand business market and unlock synergistic value. If we are presented with appropriate opportunities in the future, we may acquire or invest in additional businesses or assets that are complementary to our business. For example, we plan to leverage our technology and service offerings to collaborate with international device resellers and may pursue international strategic initiatives through mergers, acquisitions and joint ventures outside of China. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, significant increase of our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired businesses. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. After devoting significant resources to potential acquisitions, the transactions may not be closed successfully due to strengthened anti-monopoly enforcement in mainland China. Moreover, we may not be able to achieve our intended strategic synergies and may record substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired businesses or manage a larger business. Our equity investees may generate significant losses, a portion of which will be shared by us in accordance with U.S. GAAP. In addition, we may incur impairment losses if the financial or operating results of those investees fail to meet the expectations. Considered the changes in market conditions, we performed quantitative impairment test on long-lived assets, including intangible assets, deferred cost, goodwill and long-term investments and recognized RMB2,039.0 million, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively. In connection with acquisitions, joint ventures or strategic investments outside China, we may from time to time, in some instances enter into foreign currency contracts or other derivative instruments to hedge some or all of the foreign currency fluctuation risks, which subjects us to the risks associated with such derivative contracts and instruments. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful and any negative developments in connection with our acquisitions or strategic investment could have a material adverse effect on our business, reputation, results of operations and financial condition.

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

Pre-owned consumer electronics sold on our online marketplaces are sourced by us or third-party merchants from various channels. We have adopted measures to verify the authenticity and authorization of pre-owned consumer electronics sold on our online marketplaces and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products. We have also invested heavily in our inspection and authentication processes and we reject items we believe to be counterfeit. However, we cannot assure you that we are able to identify any and all unauthorized, counterfeit or illegal products, especially components and parts or accessories of the pre-owned consumer electronics, that infringe third parties’ intellectual property rights given the large amount of pre-owned consumer electronics being inspected. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit pre-owned consumer electronics and their components, parts and accessories. In terms of GMV, in 2024, 20.9% of the pre-owned consumer products sold on our PJT Marketplace and 77.8% of the pre-owned consumer products on our Paipai Marketplace, were inspected by third-party merchants as opposed to going through our inspection procedures, respectively. Under our standard form agreements, we typically require third-party merchants to indemnify us for any losses we suffer or any costs that we incur if the pre-owned consumer electronics they sell on our online marketplaces are stolen products or counterfeit, unauthorized or refurbished products. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in mainland China to protect our rights. In the event that counterfeit, unauthorized or infringing products are sold on our online marketplaces or infringing content is posted on our online marketplaces, we could face claims that may subject us to liabilities. If we fail to identify any infringing pre-owned consumer electronics including components and parts or accessories and such products are sold to purchasers, we may be subject to infringement claims and our reputation will also be harmed. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further selling the products. Potential liabilities we may be subject to under mainland China law if we negligently participated or assisted in infringement activities associated with counterfeit products include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged.

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

As of December 31, 2024, we had seven regional operation centers across mainland China and one regional operation center in Hong Kong. A vast majority of pre-owned consumer electronics sold on our marketplaces are first shipped to our operation centers in different locations for inspection, grading and pricing before they are sold to buyers. In addition, our operation centers serve as warehouses for pre-owned consumer electronics before they are delivered to buyers. If any business interruptions or accidents, including health pandemics and fires, were to occur, causing damage to pre-owned consumer electronics or our operation centers, our ability to provide services such as inspection, grading and pricing services could be materially and adversely affected and the shipment of pre-owned consumer electronics could be delayed. We cannot assure you that operation interruptions or service suspensions would not occur in the future. Any interruption or suspension of operation could have a material adverse effect on our market reputation, business, financial condition and results of operations.

Our product delivery, return, exchange and warranty policies may materially and adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping on to consumers and third-party merchants. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for consumers and third-party merchants to change their minds after completing purchases. In addition, pre-owned consumer electronics sold on our Paipai online stores are also subject to a one-year warranty. We may also be required by law to adopt new or amend existing return and exchange or warranty policies from time to time. These policies improve customers’ experience with us and promote customer loyalty, which in turn help us acquire and retain consumers and third-party merchants. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers and third-party merchants, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, consumers and third-party merchants may be dissatisfied, which may result in loss of existing consumers and third-party merchants or failure to acquire new consumers and third-party merchants at a desirable pace, which may materially and adversely affect our results of operations. In addition, any negative publicity related to the quality of pre-owned consumer electronics sold on our marketplaces, with or without merits, could damage our brand image, decrease customer demand, and thus materially and adversely affect our business, operating results and financial condition.

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

Our net inventories were RMB433.5 million, RMB1,017.2 million and RMB535.1 million (US$73.3 million) as of December 31, 2022, 2023 and 2024, respectively. As we plan to continue expanding our product offerings, we expect to include more pre-owned consumer electronics and other types of pre-owned goods in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

If we determine our goodwill and other intangible assets to be impaired, our results of operations and financial condition may be adversely affected

We conducted several acquisition transactions, including the acquisition of Paipai Marketplace from JD Group in June 2019. As a result of these transactions, we recognized goodwill and intangible assets (other than goodwill). The value of goodwill and other intangible assets arising from the transactions we conducted is based on forecasts, which are in turn based on a number of assumptions. In particular, we have assumed the brand name “拍拍” owned by JD Group which has an economic life of ten years. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may have to write off a significant amount of our goodwill and intangible assets and record an impairment loss, which could in turn adversely affect our results of operations. As of December 31, 2023, the goodwill had been fully impaired. The carrying amount of intangible assets were RMB56.6 million (US$7.8 million) as of December 31, 2024.

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

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to expand our customer base, increase the transaction volume on our platform and enhance our brand recognition. For example, we entered into cooperation with top live streaming platforms to promote our platform and sell pre-owned consumer electronics. We have also placed a substantial amount of advertisements on JD Group’s platform. Our brand promotion and marketing activities may not be well received by consumers or third-party merchants and may not realize the levels of effectiveness that we anticipate. We incurred selling and marketing expenses of RMB1,536.1 million in 2022, RMB1,250.9 million in 2023 and RMB1,367.0 million (US$187.3 million) in 2024.These selling and marketing expenses include amortization and impairment of intangible assets and deferred cost, which primarily represents amortization and impairment of the business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai Marketplace and deferred cost arising from business cooperation agreement with Kuaishou. Amortization of intangible assets and deferred cost amounted to RMB352.7 million in 2022, RMB288.7 million in 2023 and RMB214.0 million (US$29.3 million) in 2024. Impairment of intangible assets and deferred cost amounted to RMB271.1 million in 2022, nil in 2023 and nil in 2024. Marketing approaches and tools in the pre-owned consumer electronics transactions and services market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

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

We have not obtained business operation license for some of the offline AHS stores that we directly operate. As of December 31, 2024, there were a total of 28 offline AHS stores directly operated by us for which we had not obtained business operation license. Pursuant to the Administrative Regulations of the PRC on Company Registration and the Measures for the Investigation and Punishment of Unpermitted and Unlicensed Business Operations, failure to obtain business operation license for each offline AHS store will result in a fine up to RMB10,000. We are currently in the process of obtaining business license and completing the filings.

Our collaboration with AHS store partners to jointly operate offline AHS stores is subject to the mainland China regulations governing franchise business. As advised by our PRC counsel, Han Kun Law Offices, mainland China laws and regulations require a franchiser to make franchise filing with the governmental authorities after entering into the first franchising agreement, and to further update such filing within 30 days after any change occurs to the filed information including those regarding the distribution of all franchisee stores across mainland China. Failure to do so may subject such franchiser to governmental authority’s order for the completion of such filings within a prescribed period of time and a fine up to RMB50,000. If such filings are not completed within the prescribed period of time, a fine up to RMB100,000 may be imposed and an announcement shall be made accordingly. We have completed the initial franchise filing for our brand AHS. However, jointly-operated offline AHS stores have been opened from time to time along with the development of our business. As a result, we are required to update our franchise filing on time to reflect the change in the distribution of franchisee stores pursuant to the mainland China laws and regulations. As of the date of this annual report, we have not been subject to any order to complete updated franchise filings, nor have we been subject to any fines. We update our franchise filings at regular intervals to reflect the change in the distribution of franchisee stores.

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
•
On January 22, 2024, the State Council adopted the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, and pursuant to which, undertakings must declare to the State Council's anti-monopoly law enforcement agency if a concentration meets either of following thresholds: (i) the aggregate worldwide turnover of all the undertakings participating in the concentration in the last accounting year exceeds RMB12 billion, and at least two of these undertakings each have a turnover in China of more than RMB800 million in the last accounting year; or (ii) the total turnover in China of all the undertakings participating in the concentration in the last accounting year exceeds RMB4 billion, and at least two of these undertakings each have a turnover in China of more than RMB800 million in the last accounting year. Declarations may also be required if there is evidence that the concentration of undertakings has or may have the effect of eliminating or restricting competition, and the anti-monopoly law enforcement agency under the State Council may require the undertakings to make a declaration.
•
On April 25, 2024, the State Administration for Market Regulation issued Anti-monopoly Compliance Guideline for Operators (2024), which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks.

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

We adopted the Amended and Restated Share Incentive Plan in March 2016, which, together with five subsequent amendments, are referred to as the 2016 Plan, for the purpose of granting share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of our shareholders. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 21,920,964 ordinary shares. As of February 28, 2025, we had granted options to purchase 31,091,661 ordinary shares, among which options to purchase a total of 9,459,508 ordinary shares are outstanding. We have also adopted the 2021 share incentive plan in 2021, which was amended and restated in March 2023, or the 2021 Plan, to expand the award pool. The maximum aggregate number of ordinary shares that may be issued under the 2021 Plan is 12,150,080. As of February 28, 2025, 6,516,258 restricted share units had been granted, among which 40,000 were outstanding, and options to purchase 5,958,603 ordinary shares had been granted, among which options to purchase a total of 2,727,021 ordinary shares were outstanding under the 2021 Plan.

We recorded share-based compensation expenses of RMB174.2 million in 2022, RMB134.4 million in 2023 and RMB166.7 million (US$22.8 million) in 2024. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by products or services offered by us or by third-party merchants on our marketplaces, or other aspects of our business. There could also be existing patents of which we are not aware that our products or other aspects of our business may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of mainland China’s patent laws and the procedures and standards for granting patents in mainland China are still evolving and are uncertain, and we cannot assure you that mainland China courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s attention and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Moreover, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

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

In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2024, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” Our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation.

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

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment to implement the executive order of August 9, 2023. The final rule became effective on January 2, 2025. The final rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as Covered Foreign Persons. U.S. persons subject to the final rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as Covered Transactions. If we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital would be significantly and negatively affected. In such case, the trading price of our shares and/or the ADSs may be materially and adversely affected. In addition, the U.S. has imposed or proposed the imposition of new tariffs on products imported into the U.S. from a number of countries, such as China and Canada and could propose additional tariffs or increases to those already in place. Although cross-border business may not be an area of our focus, if we plan to expand internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or, in particular, if the U.S. government takes further retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor’s headquarters is located in mainland China and thus was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

For example, on July 6, 2021, the PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the Cyberspace Administration of China and other PRC governmental authorities jointly issued the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information seeking listing on a stock exchange in a foreign country are subject to cybersecurity review. On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. On February 17, 2023, the CSRC released several regulations regarding overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines and the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, collectively, the Overseas Listing Filing Rules, which took effect on March 31, 2023. The Overseas Listing Filing Rules establish new requirements and procedures, essentially filing procedures, for direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” According to the Overseas Listing Filing Rules, domestic enterprises like us that had completed overseas listings before March 31, 2023 are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but shall carry out filing procedures as required if we conduct refinancing or fall within other circumstances that require filing with the CSRC. On September 24, 2024, the State Council issued the Cyber Data Security Regulation, which stipulated certain requirements on network data processing activities, the security and protection of network data, and the reasonable and effective use of network data, and further clarifies the protection of personal information, the security of important data, the management of cross-border security of network data and the obligations of network platform service providers.

Uncertainties exist as to how the above rules are going to be implemented and how certain terms and requirements are going to be interpreted, which needs to be further guided and clarified by the CSRC and other regulatory authorities. If we engage in activities set forth under the new rules and become obligated to do filings in the future, including conducting follow-on offering, effecting a change of control, being investigated or punished by overseas securities regulatory authorities or competent authorities, changing listing status, terminating the listing voluntarily or involuntarily, and changing our major business activities, given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the new rules and requirements in a timely manner or at all. The Chinese government may, through the evolving regulatory system, take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government through the evolving regulatory system affecting our business.

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

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the Cyberspace Administration of China and other PRC governmental authorities jointly issued the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information seeking listing on a stock exchange in a foreign country are subject to a cybersecurity review. Our PRC counsel has consulted the government authority in mainland China, which confirmed that, under the currently effective laws and regulations in mainland China, a company already listed in a foreign stock exchange before promulgation of the latest Measures for Cybersecurity Review is not required to go through a cybersecurity review by the Cyberspace Administration of China to maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective laws and regulations in mainland China, we are not required to go through a cybersecurity review by the Cyberspace Administration of China for our past issuance of securities to foreign investors through public offering and maintaining our listing status on the NYSE. On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which requires that any data processor providing important data collected and generated during operations within mainland China or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. On February 17, 2023, the CSRC released Overseas Listing Filing Rules, which were formally implemented on March 31, 2023. The Overseas Listing Filing Rules establish new requirements and procedures, essentially filing procedures, for direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” According to the Overseas Listing Filing Rules and as advised by our PRC counsel, issuers that had completed overseas listings before March 31, 2023, such as our company, are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. On September 24, 2024, the State Council issued the Cyber Data Security Regulation, which stipulated certain requirements on network data processing activities, the security and protection of network data, and the reasonable and effective use of network data, and further clarifies the protection of personal information, security of important data, management of cross-border security of network data and obligations of network platform service providers.

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

As of the date of this annual report, Mr. Kerry Xuefeng Chen, our founder, chairman and chief executive officer, beneficially owned all of our issued Class C ordinary shares. JD.com Development Limited beneficially owned all of our issued Class B ordinary shares. Due to the disparate voting powers associated with our triple classes of ordinary shares, Mr. Chen and JD.com Development Limited will have considerable influence over important corporate matters. As of February 28, 2025, Mr. Chen beneficially owned 43.3% of the aggregate voting power of our company, through C&XF Group Limited, a company wholly owned by Mr. Chen, whereas JD entities beneficially owned 36.2%

of the aggregate voting power of our company. Therefore, Mr. Chen and JD.com Development Limited have considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

As of February 28, 2025, our executive officers, directors, and their affiliated entities together beneficially owned approximately 12.4% of our issued and outstanding ordinary shares on an as-converted basis. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

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

On December 28, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$100 million of our shares over a twelve-month period starting from December 28, 2021. On December 9, 2022, our board of directors authorized an extension of the share repurchase program adopted on December 28, 2021 for another twelve-month period starting from December 28, 2022, with all other terms remain unchanged. On March 12, 2024, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$20.0 million of our shares over a 12-month period starting from March 12, 2024. On June 21, 2024, our board of directors approved the modifications to the size and terms of the share repurchase program adopted on March 12, 2024, increasing the aggregate value of shares that may be repurchased to US$50 million and extending the effective term to June 27, 2025. Our board of directors has the discretion to further adjust the share repurchase or authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our listed securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our Class A ordinary shares and/or ADSs. Furthermore, share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

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

We believe we were a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2024, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will generally be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash, investments and other passive assets we hold in assets that produce or are held for the production of active income.

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

After we established our offshore holding structure in August 2012, we obtained control over Shanghai Wanwuxinsheng Information Technology Group Co., Ltd., or Shanghai Wanwuxinsheng, a company jointly established by Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun in China in May 2010 under the name of Shanghai Yueyee Network Information Technology Co., Ltd. (上海悦易网络信息技术有限公司), by entering into a set of contractual arrangements between Shanghai Aihui, Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng in August 2012.

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

Our platform digitally integrates every step of the value chain. We obtain supply of pre-owned consumer electronics, process devices for resale using proprietary inspection, grading, and pricing technologies in our operation centers, and distribute processed devices to a variety of purchasers. We transact with consumers and small merchants at both the supply and demand sides of the value chain, ensuring that a diversity of participants have access to our platform. Through end-to-end coverage of the value chain and supply and demand participation supported by our quality and pricing benchmarks, we believe we set the standard for the industry in China. Our platform is frequently used by consumers and small merchants throughout the country for quality ratings and listing prices of pre-owned products before transacting. We leverage an online and offline presence to extend the reach of our platform. As of December 31, 2024, we had 1,861 AHS stores throughout China.

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
•
2022 – 2023: In April 2022, we started to pilot our consumer electronics repair and refurbishment operations with a view to further address consumers’ demand for premium pre-owned devices and to expand our profit margin. In June 2022, we introduced our multi-category recycling business to a selection of cities to reinforce AHS Recycle’s positioning as a trustworthy go-to destination for individuals to trade used luxury goods, gold and vintage liquor, among other high-value consumer goods, for cashback. In late 2022, we formed a strategic partnership with a leading global mobile phone brand to provide recycling and trade-in services, which we expect will strengthen our capabilities in recycling supply chain and boost our recycling penetration rate.
•
2023 – 2024: In June 2023, we officially launched our trade-in services in a leading global mobile phone brand’s official retail channels in mainland China. This move represents an expansion of our sources of supply of pre-owned products beyond AHS stores, AHS Recycle online channels, and JD.com, among others.

Our Platform

Our platform primarily consists of three components, AHS Recycle, PJT Marketplace and Paipai Marketplace.

•
AHS Recycle is our C2B offering catering to consumers who sell their pre-owned consumer electronics, gold products, luxury goods, and liquor, among others, or trade pre-owned consumer electronics in exchange for new devices. AHS Recycle’s established online channels, together with our nationwide AHS stores, facilitate device trade-ins with attention to data privacy and security. A substantial portion of devices procured from AHS Recycle are sold either through PJT Marketplace or through Paipai Marketplace.
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
•
Paipai Marketplace is our B2C offering on which consumers can purchase various types of pre-owned products, primarily consumer electronics. We mainly provide platform services to third-party merchants under two models: the consignment model where we conduct device certification in our operation centers, and the POP model where the devices do not go through our operation center. We also sell devices sourced from AHS Recycle. We select high quality devices from among those sourced from third-party merchants and AHS Recycle and sell them in our Paipai online stores to attract more consumers. Under both models, we provide consumers on Paipai Marketplace with consistent high-quality customer services.

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

We generate product revenues primarily from sales of devices that are sourced online and offline through AHS Recycle, to buyers through PJT Marketplace and Paipai Marketplace, as well as sales in other channels we operate including AHS stores. We also generate service revenues as a certain percentage of the total value of each transaction completed on PJT Marketplace and Paipai Marketplace.

Supply Side

AHS Recycle

We procure consumer electronic devices through AHS Recycle via online and offline channels.

Online channels

Our AHS Recycle online channels include our AHS Recycle mobile app, Weixin official account and mini program, our website, our e-commerce platform partners’ portals, and the online platforms of consumer electronics brands that we cooperate with. In 2024, approximately 72.4% of total GMV of pre-owned consumer electronics sourced by AHS Recycle were either delivered to offline AHS stores or picked up by AHS Recycle representatives physically, while approximately 27.6% were couriered directly to operation centers.

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

Offline channels

We operate AHS stores offline in selected locations, including directly-operated stores primarily in first- and second-tier cities, and jointly-operated partner stores primarily in lower-tier cities. There are two types of jointly-operated partner stores: (i) standard stores, which have the same store design as stores we directly operate, and (ii) shop-in-shop recycling storefronts. We strategically set up our AHS stores in highly desirable, densely populated locations with strong foot traffic, mostly in popular shopping malls. For our directly-operated AHS stores, we lease the properties, employ the store clerks and take full control of the daily operations. For AHS partner stores, we provide training and intelligent operational systems to support in-store operating personnel and store management. As of December 31, 2024, we had 830 directly-operated AHS stores, 850 jointly-operated standard AHS stores and 181 shop-in-shop AHS stores in China.

We sell the vast majority of devices procured from offline AHS stores to third-party merchants via PJT Marketplace. Consumers are guided to offline AHS stores by our business partners, such as consumer electronics brands and JD.com, and our AHS online channels. Our AHS stores attract a large number of walk-in consumers, as they are located in areas with strong foot traffic, and also serve as convenient physical channels for devices delivery. In 2024, approximately 72.4% of total GMV of pre-owned consumer electronics sourced by AHS Recycle were either delivered to offline AHS stores or picked up by AHS Recycle representatives physically. A typical consumer’s journey in an offline AHS store is as follows:

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

We are able to leverage our AHS stores to ensure seamless transaction experiences and high-quality customer service. Our overall business growth also benefits from the increased brand presence and awareness raised by our network of AHS stores. As of December 31, 2022, 2023 and 2024, we had 1,912, 1,819 and 1,861 AHS stores, respectively, located in 266, 268 and 283 cities in China, respectively.

Partnership with key supply sources

We have established, and intend to continue to build business alliances and partnerships to grow our supply sources. In 2019, concurrently with our acquisition of Paipai Marketplace second-hand business from JD Group, we entered into a five-year business cooperation agreement with JD Group. In May 2024, we renewed the business cooperation agreement with JD Group for a term from June 1, 2024 to December 31, 2027, which allows us to continue to cooperate with JD Group in the second-hand business by integrating resources and leveraging the strengths of both parties. The cooperation will continue in areas such as user traffic, technology support, and logistics, among others.

We have also formed business alliances with leading consumer electronics brands, whom we refer to as our brand partners, and authorized distributors of certain leading consumer electronics brands, whom we refer to as our distributor partners. We primarily cooperate with our brand partners and distributor partners under the trade-in scenario. Our brand partners and distributor partners typically offer trade-in services on their official website, mobile app and authorized offline retail stores, and these services are primarily supported by our service offerings. Customers of our brand partners and distributor partners are usually guided to our AHS stores and kiosks to have their trade-in orders fulfilled. Hundreds of millions of annual active customer accounts on JD platforms and customers of our brand partners and distributor partners bring a significant number of devices transacted on AHS Recycle.

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

For all devices distributed on PJT Marketplace in 2024, 79.1% were inspected in our operation centers, while the remainder were inspected by third-party merchants, both under our certification and grading standards. We provide suggested pricing for each device listed on PJT Marketplace, regardless of whether the device has been inspected in our own operation centers. We charge sellers on PJT Marketplace a commission, which comprises of seller service fees, logistics service fees, quality inspection fees and storage fees. Such commission typically ranges from 3% to 4% of the executed transaction price. As of December 31, 2024, there were over 360,000 third-party merchants registered as sellers on our PJT Marketplace.

Third-party merchants on Paipai Marketplace sell their products under two models: the consignment model where we conduct device certification in our operation centers, and the POP model where devices do not go through our operation center. Under the consignment model, we recommend a transaction price for the seller to consider, while under the POP model, the sellers have full control of the pricing under the POP model and take our pricing suggestions as references only. The pricing of similar devices at similar conditions sold under both models are usually similar. In 2024, the majority of products on Paipai Marketplace were sold under the POP model as we shift our strategic focus from the consignment model to direct retail sales. We charge the sellers on Paipai Marketplace a commission that typically ranges from 3% to 5% of the executed transaction price. We also operate our own flagship stores on Paipai Marketplace, where we typically sell our own goods and inspect and certify the devices in our operation centers.

Demand Side

Our GMV is generated from the goods distribution and services provided to merchants and consumers through transactions on our PJT Marketplace and Paipai Marketplace, as well as other channels we operate. In 2024, among all devices transacted on our platform, 35.2% were distributed through Paipai Marketplace, 46.8% were distributed through PJT Marketplace and the rest 18.0% were distributed through other channels we operate, including third-party platforms, social media, our AHS stores, AHS app and Wexin mini-program.

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

Our Operation Centers

As of December 31, 2024, we operated eight centralized operation centers, equipped with proprietary data-driven processing technologies, in Dongguan, Changzhou, Wuhan, Chengdu, Tianjin, Shenyang, Xi’an, and Hong Kong. Our centralized operation centers in Changzhou and Dongguan are fully automated, with the latter being a more advanced second generation in multiple aspects, including inspection accuracy, operational efficiency, and storage capacity. As of December 31, 2024, we also operated 16 city-level operation stations as a supplement to these centralized operation centers to enhance services accessibility for our customers. As of December 31, 2024, we had a team of 367 personnel working in our centralized operation centers and city-level operation stations.

A substantial number of products sold on AHS Recycle, PJT Marketplace and Paipai Marketplace go through standard certification or inspection process that takes on average six hours at our operation centers. Our standard inspection examines 39 criteria and consists of three key steps: firstly, exterior inspection, such as scratch inspection; secondly, hardware inspection, such as Bluetooth inspection and touch screen inspection; and thirdly, interior inspection, such as water damage inspection. Upon completion of the inspection or certification, our system automatically generates a comprehensive, standardized report. Each report includes extensive information on the exterior, hardware and interior of the device. In 2024, approximately 79.1% of devices that were distributed on PJT Marketplace went through our proprietary inspection process in the operations centers, with the rest being inspected by third parties.

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

Our Services

Offline customer service

As of December 31, 2024, there were 1,861 AHS stores in 283 cities across China. Our offline AHS stores serve as convenient access points for local walk-in consumers, which not only help us reach more consumers, but also increase our brand awareness.

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

We source pre-owned consumer electronics for distribution outside of mainland China primarily through mobile network operators and merchants in developed economies. Our pre-owned consumer electronics on our international portal also go through the standard inspection, grading and pricing process through our operation center in Hong Kong, and are then sold to other merchants internationally, primarily in Hong Kong, Japan, Africa, Europe and the Middle East.

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

In June 2019, JD Group invested in our company, which marked the beginning of our large-scale and in-depth cooperation with JD Group. In connection with the investment, JD Group merged its Paipai Marketplace second-hand business into ours, and entered into a five-year business cooperation agreement, with us covering cooperation in areas such as user traffic, marketing, research and development, commission sharing, supply chain and logistics, and customer service and after-sales services. In May 2024, we renewed the business cooperation agreement with JD Group for a term from June 1, 2024 to December 31, 2027, which allows us to cooperate in the second-hand business by integrating resources and leveraging our respective strengths. The cooperation will continue in areas such as user traffic, technology support, and logistics, among others. As part of our strategic partnership, JD Group offers us the access portals embedded in the JD mobile app, the JD.com website and JD’s Weixin mini-program, which channel us to the consumer traffic available on JD platforms.

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

In late 2022, we formed a strategic partnership with a leading global mobile phone brand to provide recycle and trade-in services, which we expect will strengthen our capabilities in recycling supply chain and boost our recycling penetration rate in first- and second-tier cities. Based on the partnership, we are authorized to collect used devices from the brand owner’s corporate clients in mainland China on a time frame of one to three years. We are also authorized to recycle and provide trade-in supply chain services to the brand owner’s official retail channels in mainland China, including is official website and directly operated flagship stores. We also engage with this brand owner in discussions of potential introduction of official trade-in programs in multiple international markets. In addition, we obtained the qualification to directly procure used devices from this brand owner in order to secure stable sources of supply.

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

In order to further strengthen our offline service capabilities, we place self-service recycling kiosks in selected brand stores. As of December 31, 2024, we had 30 self-service recycling kiosks in Hong Kong, 19 self-service recycling kiosks in Japan and 10 self-service recycling kiosks in Sweden to help brands and their authorized distribution channels process trade-ins. These kiosks are equipped with similar inspection technology as our DeviceHero boxes and leverage data from millions of transactions and thousands of phone models to inspect, grade and price devices. They are able to inspect and display a sale price for pre-owned devices within two minutes. The kiosks temporarily store the recycled devices before they are shipped downstream for further certification and distribution on PJT Marketplace.

Our Inspection, Grading and Pricing Technology

We inspect or certify most devices sourced from AHS Recycle and sold on PJT Marketplace and Paipai Marketplace. We have developed a comprehensive inspection and certification system covering hardware, exterior and interior inspection. We had a dedicated device inspection team consisting of 131 members as of December 31, 2024. As of December 31, 2024, we had obtained 90 patents in relation to consumer electronics inspection and certification. Our inspection capabilities are also recognized and trusted by both consumers and merchants. For example, as of December 31, 2024, we had licensed our DeviceHero proprietary inspection system to over 334,500 small merchants to facilitate their inspection of the functionality, battery life and other features of pre-owned consumer electronic devices.

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

ESG commitments, reporting and rating. Since 2023, we have been committed to the United Nation Global Compact (“UNGC”) corporate responsibility initiative and its principles in the areas of human rights, labor, environment, and anti-corruption. In 2024, we were recognized by the UNGC’s first “Forward Faster: 20 Examples of Private Sector's Sustainable Development in China” campaign. In the same year, we issued our fourth consecutive annual ESG report highlighting the progresses in green operation and our innovations in the field of the circular economy. In August 2024, we made a notable improvement with an S&P Global Score of 35 in 2024, up from 33 in 2023, as assessed by S&P Global’s Corporate Sustainability Assessment, which places us in the 93rd percentile among our global RTS retailing industry peers, significantly surpassing the industry average.

Environmental sustainability. Being environmentally friendly is an integral part of our business. During the annual ESG review for the year of 2023, we were delighted to report a continued reduction in greenhouse gas emission intensity. We procured and used more environmentally friendly and durable packaging materials, including the reuse of 24 tons of packaging fillers for B2B parcels and 192,000 packaging boxes for B2C parcels. In 2023, we responsibly collected and sent 111,700 electronic devices to eco-friendly disposal, thereby reducing electronic product pollution by 17.83 tons.

Socially good initiatives. Our social responsibilities in broadening school children’s educational accesses continued. We take actions in donating pre-owned electronic learning devices through our “AHS Charity and Love · Digital Education Aid Program for Rural Children” program. As of the end of 2024, this program has supported 68 rural schools to build digital teaching platforms, accumulatively completed 3,132 courses and enriched the educational resources of 12,970 school children in rural areas.

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

Intellectual Properties

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2024, we had 173 patents registered. As of December 31, 2024, we also owned 526 registered trademarks, 107 registered copyrights (including 83 registered software copyrights) developed by us relating to various aspects of our operations, and 81 registered domain names, including atrenew.com, aihuishou.com and paijitang.com.

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

Branding and Marketing

We believe that our omni-channel business model, in its nature, can efficiently bring strong user traffic, and our high-quality services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. Our sales and marketing team, consisting of 251 personnel as of December 31, 2024, is dedicated to implementing our multi-channel marketing strategy both online and offline.

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

Regulations

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

Regulations Relating to Foreign Investment

The PRC Company Law, which was promulgated by the Standing Committee of National People’s Congress on December 29, 1993, amended on 26 October 2018 and became effective on the same day, provides for the establishment, corporate structure and corporate management of companies, which also applies to foreign-invested enterprises in mainland China. Furthermore, the PRC Company Law, the Revised Company Law, was recently amended by the Standing Committee of National People’s Congress on December 29, 2023 and came into force on July 1, 2024, the main amendments of which involve improving the company’s establishment and exit system, optimizing the company’s organizational structure, detailing exercise of shareholder rights, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc. Among others, the Revised Company Law introduces a rule requiring the registered capital of limited liability companies to be fully paid within five years, which applies to all PRC limited liability companies. Companies incorporated before the promulgation and implementation of the Revised Company Law are required to gradually adjust to meet the deadline. In consequence, we may be required to accelerate payment of capital contributions towards the registered capital of our PRC subsidiaries and joint ventures. Specific implementation measures of the Revised

Company Law shall be prescribed by the State Council, of which, as of the date of this annual report, final versions are yet to be released.

The Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, competent government departments will formulate a catalog of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in mainland China by foreign investors are set out in two categories, namely the Special Management Measures for the Entry of Foreign Investment (Negative List) (2024 version), as promulgated on September 6, 2024 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce and became effective on November 11, 2024, and the Encouraged Industry Catalog for Foreign Investment (2022 version), as promulgated by the NDRC and the Ministry of Commerce on October 26, 2022 and became effective on January 1, 2023. Industries not listed in these two catalogs are generally deemed “permitted” for foreign investment unless specifically restricted by other mainland China laws. According to this list, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

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

In order to facilitate the implementation of the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law, the Ministry of Commerce and the State Administration for Market Regulation promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No. 62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the Ministry of Commerce on December 31, 2019 and Circular of the State

Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by State Administration for Market Regulation on December 28, 2019 further refine the related rules. On April 9, 2024, the Department of Foreign Investment of MOFCOM responded publicly on the official website that, after the implementation of the PRC Foreign Investment Law in 2020, the competent department of MOFCOM no longer reviews or files the establishment and changes of foreign-invested enterprises. The merger and acquisition of domestic enterprises by foreign investors should comply with the other requirements of the M&A Rules except for the approval procedure.

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

Foreign direct investment in telecommunications companies in mainland China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, which was issued by the State Council on December 11, 2001, most recently amended on March 29, 2022. The regulation provides that the foreign party investing in a foreign-invested telecommunications enterprise engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the foreign-invested telecommunications enterprise, except as otherwise stipulated by the state. The foreign-invested telecommunications enterprise must apply for license for value-added telecommunications services to operate value-added telecommunications services from the Ministry of Industry and Information Technology. According to the Special Management Measures for the Entry of Foreign Investment (Negative List) (2024 version), foreign equity ownership in any value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center; which means the foreign equity ownership of operators of such services can be up to 100%).

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

On February 28, 2025, the State Administration for Market Regulation promulgated the Guiding Opinions on Promoting the Implementation of Compliance Management Responsibilities by Online Trading Platform Enterprises, or the Guiding Opinions, with the objective of enhancing compliance management frameworks for internet trading platform operators. The Guiding Opinions emphasize the imperative for enterprises to fully assume their primary compliance obligations, while explicitly reinforcing the accountability of corporate executives in overseeing compliance management systems.

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

On March 15, 2024, the State Council promulgated the Regulations for the Implementation of the PRC Consumer Rights and Interests Protection Law, or the Implementation Regulations. These Implementation Regulations took effect on July 1, 2024, and provided detailed guidelines for business operators to ensure that the goods or services they offer to consumers meet the necessary standards for personal and property safety. The Implementation Regulations specify that business operators must ensure that even items provided to consumers for free, such as rewards, gifts, or trials, adhere to these safety standards. Under the Implementation Regulations, consumers are empowered to report any concerns regarding potentially defective goods or services that could pose risks to personal or property safety to the business operators or relevant administrative authorities. Additionally, without the knowledge of consumers, business operators are prohibited from setting different prices or charging criteria for the same goods or services under the same transaction conditions.

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

Pursuant to Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules adopted by the State Council on January 22, 2024, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation), (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within mainland China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within mainland China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. Where, although a concentration of undertakings does not reach the threshold, there is evidence proving that the concentration has or may have effect of eliminating or restricting competition, the State Council may require the undertakings to file a prior notification. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. If business operators fail to comply with the PRC Anti-Monopoly Law or other regulations, the anti-monopoly agency is empowered to cease the activities, unwind the transactions, and confiscate illegal gains and fines. Furthermore, business operators may be subject to criminal liability in the case of serious violation.

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

Regulations Relating to Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law, promulgated by the National People’s Congress of the PRC in March 2007 and last amended in December 2018, and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council in December 2007, last amended on December 6, 2024 and became effective on January 20, 2025, other than a few exceptions, the income tax rate for both domestic enterprises and foreign-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Besides enterprises established within mainland China, enterprises established outside China whose “de facto management bodies” are located in mainland China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within mainland China but which have an establishment or place of business in mainland China, or which do not have an establishment or place of business in mainland China but have income sourced within mainland China. An income tax rate of 10% will normally be applicable to dividends declared to non-mainland China resident enterprise investors that do not have an establishment or place of business in mainland China, or that have such establishment or place of business but the income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within mainland China.

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

Value Added Tax

For sales of pre-owned consumer electronic products, we are subject to the VAT levy rate of 3% under the simplified method and is exempted by 1% in comply with mainland China VAT regulations of CaiShui [2009] No. 9 and CaiShui [2014] No. 57. According to the Provisional Regulations of the PRC on Value-Added Tax, effective in January 1994 and further amended in November 2008, February 2016, and November 2017, and its implementation rules effected in January 1994 and amended in December 2008 and October 2011, except stipulated otherwise, taxpayers who sell goods, labor services or tangible personal property leasing services or import goods shall be subject to a 17% tax rate; taxpayers who sell transport services, postal services, basic telecommunications services, construction services, or real property leasing services, sell real property, transfer the land use right shall be subject to an 11% tax rate, and taxpayers who sell services or intangible assets shall be subject to a 6% tax rate. On December 25, 2024, the Standing Committee of the National People’s Congress of the PRC promulgated the Value-Added Tax Law of the People’s Republic of China, which will become effective on January 1, 2026 and the above provisional regulations will be superseded.

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

On March 22, 2024, the Cyberspace Administration of China published the Provisions on Promoting and Regulating Cross-bound Data Flows, which streamline and provide clarity to the governance framework for outbound data transfer. According to the provisions, the data processors shall identify and declare important data in accordance with relevant provisions. If the data have not been informed or publicly announced as important data by relevant authorities or region, data processors are not required to report security assessment for its outbound data transfer as important data. The provisions also establish specific exemptions for the outbound data transfer. For instance, data collected and generated in the course of international trade, transnational transportation, academic cooperation, global manufacturing and marketing, that does not contain personal information or important data, is now exempt from compliance requirement of outbound data transfer, such as security assessment for outbound data transfer, the execution of standard contracts for outbound personal information transfer, or the authentication process for personal information protection.

On September 24, 2024, the State Council issued the Regulation on the Administration of Cyber Data Security, or the Cyber Data Security Regulation, which came into effect from January 1, 2025. The Cyber Data Security Regulation stipulated certain requirements on network data processing activities, the security and protection of network data, and the reasonable and effective use of network data, and further clarifies the protection of personal information, security of important data, management of cross-border security of network data and obligations of network platform service providers. The Cyber Data Security Regulation required, among others, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with relevant PRC regulations.

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

D.
Property, Plant and Equipment

Our headquarters are located in Shanghai, where we leased an aggregate area of over 14,310 square meters as of December 31, 2024 for office space. As of December 31, 2024, we had 8 operation centers with an aggregate floor area of approximately 40,224 square meters across mainland China and Hong Kong.

Our servers are hosted in Shanghai, China. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

As of December 31, 2024, we leased properties for all of our 830 directly operated offline AHS stores across 31 cities in China.

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

We generate revenue from the sale of phones and other consumer electronics goods through our platforms and other channels we operate. We also charge commission fees to third-party merchants for participating in our online marketplace. Our net revenue increased by 31.4% from RMB9,869.4 million in 2022 to RMB12,965.8 million in 2023, and further by 25.9% to RMB16,328.4 million (US$2,237.0 million) in 2024. Our loss from operations was

RMB2,623.7 million in 2022 and RMB173.3 million in 2023. Our income from operations was RMB29.0 million (US$4.0 million) in 2024. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

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

Continued growth in the number of consumer products transacted may stem from improved user experience, efficient processes, enhanced transparency, and robust security measures.

Our ability to effectively source the supply of pre-owned consumer electronic devices

Our ability to source the supply of pre-owned consumer electronic devices is a key factor affecting our revenue. Our fully integrated online-offline sourcing network combined with our strategic partnerships with JD Group, major phone brands and retailers ensure that we are able to effectively source the supply to consistently meet the demand of buyers coming to us.

We source supply from our website, mobile app, mobile mini programs, AHS stores and self-service kiosks with broad coverage from top-tier to lower-tier cities. The omni-channel procurement network allows us to quickly secure supply of consumer electronics and scale up our business. In 2024, we had 35.3 million consumer products transacted. Our leading sourcing network together with our in-depth know-how of the industry bring more demand to us.

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

We have an effective distribution strategy for our own inventory based on increasingly automated inspection, grading and pricing, as well as accurate targeting of buyers. We sell high unit price products to consumers through Paipai Marketplace and other channels we operate, including social media, our AHS stores, AHS app and Wexin mini-program and mid-to-low unit price products to merchants and retailers through PJT Marketplace.

We also effectively distribute supplies from third-party transactions through our advanced auction and bidding infrastructure. We use a blind auction model through which participants can only access the information of the device for sale but cannot view information of the seller and other bidders or the bidding prices of other participating bidders.

Our auction and bidding model has significantly improved bidding efficiency and provides merchants with faster turnaround.

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

We sell our own inventory with a markup irrespective of conditions of the device, thanks to our advanced pricing mechanism that sets the industry standard. Since April 2022, we have started to pilot our consumer electronics repair and refurbishment operations, under which we sell pre-owned electronic devices with renewed components. We will continue to expand this refurbishment services at a larger scale, which may enhance margins along the value chain. We also improve monetization from our AHS stores by providing more complementary services such as instant repair and insurance.

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

Our ability to leverage technology in our operations

Our proprietary technologies are key to achieving low turnaround time, efficient operation and quality customer service. Our infrastructure provides end-to-end coverage of the value chain and standardizes the inspection, grading, and pricing process. Technology infrastructure at our operation centers supports our growth through automation and data insights, enabling efficient inspection, grading and pricing of devices at scale.

Automation reduces manual processes in our operation centers, hence reducing the cost of running these centers. We have developed a proprietary automated inspection, grading and pricing system utilized by our operation centers. Our operation centers are able to assign quality grading to pre-owned devices on scale significantly faster and cheaper than manual inspection. As a result, we achieve superior efficiency and accuracy for our inspection, grading and pricing process. As of December 31, 2024, we operated eight centralized operation centers, including two fully automated center in Changzhou and Dongguan and 16 city-level operation stations equipped with proprietary data-driven processing technologies.

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

	For the Years Ended December 31,
	2022	2023	2024
Number of consumer products transacted (in million)	32.0	32.3	35.3

Key Components of Results of Operations

Net revenues

We generate net revenues from product sales and services we provide through our online marketplaces, including PJT Marketplace, offline AHS stores and Paipai Marketplace, and other channels we operate. The following table sets forth the breakdown of our net revenues by amounts and percentages of net revenues for the periods presented:

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Net product revenues	8,676,672	87.9	11,658,298	89.9	14,844,416	2,033,677	90.9
Net service revenues	1,192,752	12.1	1,307,484	10.1	1,483,984	203,305	9.1
Total net revenues	9,869,424	100.0	12,965,782	100.0	16,328,400	2,236,982	100.0

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

Operating Expenses

Our operating expenses primarily consist of merchandise costs, fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology and content expenses and goodwill impairment loss. The following table sets forth the breakdown of our operating costs and expenses, in amounts and as percentages of total net revenues for each of the periods presented:

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
		(in thousands, except for percentages)
Operating costs and expenses
Merchandise costs	7,596,613	77.0	10,338,870	79.7	13,086,418	1,792,832	80.1
Fulfillment expenses	1,123,495	11.4	1,123,994	8.7	1,382,273	189,371	8.5
Selling and marketing expenses	1,536,052	15.6	1,250,860	9.6	1,367,028	187,282	8.4
General and administrative expenses	230,421	2.3	265,981	2.1	306,782	42,029	1.9
Technology and content expenses	227,812	2.3	195,679	1.5	210,364	28,820	1.3
Goodwill impairment loss	1,819,926	18.4	—	—	—	—	—
Total operating costs and expenses	12,534,319	127.0	13,175,384	101.6	16,352,865	2,240,334	100.2

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

The amortization of intangible assets primarily represents amortization of the business cooperation agreement, non-compete commitment, and brand names arising from the acquisition of Paipai Marketplace and business cooperation agreement with Kuaishou. We recorded such amortization expenses of intangible assets and deferred cost of RMB352.7 million in 2022, RMB288.7 million in 2023 and RMB214.0 million (US$29.3 million) in 2024. The impairment loss of intangible assets and deferred cost amount to RMB 271.1 million in 2022, nil in 2023 and nil in 2024.

We offer incentives such as promotion coupons to consumers on Paipai Marketplace, and such incentive expenses are recorded as selling and marketing expenses because they serve to promote our Paipai Marketplace. Such incentive expenses amounted to RMB106.1 million in 2022, RMB108.4 million in 2023 and RMB97.2 million (US$13.3 million) in 2024. As the amounts of consumer incentives largely depend on our business decisions and market conditions, our past practices may not be indicative of future trend. Channel commissions consist of commission paid to sales channel providers and collection channel providers, and amounted to RMB223.4 million in 2022, RMB219.4 million in 2023 and RMB255.3 million (US$35.0 million) in 2024.

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

Goodwill impairment loss

Goodwill impairment loss primarily consists of impairment of goodwill arising from the acquisition of Paipai. Considering the outbreak of COVID-19 pandemic and changes in the market conditions, we performed quantitative impairment tests on goodwill and recognized an impairment loss of RMB1,819.9 million in 2022, nil in 2023 and nil in 2024.

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

PRC

Under the PRC Enterprise Income Tax Law, the statutory enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. All of our mainland China subsidiaries, consolidated former VIE and former VIE’s subsidiaries are subject to the statutory income tax rate of 25% except for Shanghai Wanwuxinsheng which obtained qualification as High and New Technologies Enterprises, or HNTE in 2021 and was entitled to a preferential EIT rate of 15% from 2021 to 2023 if certain conditions are met. So far, Shanghai Wanwuxinsheng is in accumulated loss status and has not enjoyed any income tax benefits from the HNTE status.

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

The PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by “resident enterprises” to “non-resident enterprises” after January 1, 2008. In addition, under the tax arrangements between mainland China and Hong Kong, if a foreign investor is a Hong Kong resident enterprise and such foreign investor is determined by the competent PRC tax authority to have satisfied the conditions and requirements, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in such “resident enterprises”, or 10%, if the investor holds less than 25% in such “resident enterprises”. We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2020, 2021, 2022, 2023 and 2024.

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

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Net revenues
Net product revenues	8,676,672	87.9	11,658,298	89.9	14,844,416	2,033,677	90.9
Net service revenues	1,192,752	12.1	1,307,484	10.1	1,483,984	203,305	9.1
Total net revenues	9,869,424	100.0	12,965,782	100.0	16,328,400	2,236,982	100.0
Operating (expenses) income
Merchandise costs	(7,596,613)	(77.0)	(10,338,870)	(79.7)	(13,086,418)	(1,792,832)	(80.1)
Fulfillment expenses	(1,123,495)	(11.4)	(1,123,994)	(8.7)	(1,382,273)	(189,371)	(8.5)
Selling and marketing expenses	(1,536,052)	(15.6)	(1,250,860)	(9.6)	(1,367,028)	(187,282)	(8.4)
General and administrative expenses	(230,421)	(2.3)	(265,981)	(2.1)	(306,782)	(42,029)	(1.9)
Technology and content expenses	(227,812)	(2.3)	(195,679)	(1.5)	(210,364)	(28,820)	(1.3)
Goodwill impairment loss	(1,819,926)	(18.4)	—	—	—	—	—
Other operating income, net	41,238	0.4	36,264	0.3	53,434	7,320	0.4
Income (loss) from operations	(2,623,657)	(26.6)	(173,338)	(1.3)	28,969	3,968	0.2
Interest expense	(6,163)	(0.1)	(7,056)	(0.1)	(15,016)	(2,057)	(0.1)
Interest income	17,780	0.2	37,875	0.3	26,861	3,680	0.2
Other income (loss), net	38,791	0.4	(5,887)	(0.1)	(41,256)	(5,652)	(0.3)
Loss before income taxes	(2,573,249)	(26.1)	(148,406)	(1.2)	(442)	(61)	0.0
Income tax benefits	111,783	1.1	42,530	0.3	56,877	7,792	0.3
Share of loss in equity method investments	(6,471)	(0.1)	(50,374)	(0.4)	(64,664)	(8,859)	(0.4)
Net loss	(2,467,937)	(25.1)	(156,250)	(1.3)	(8,229)	(1,128)	(0.1)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenues

Our net revenues, which consisted of net product revenues and net service revenues, increased by 25.9% from RMB12,965.8 million in 2023 to RMB16,328.4 million (US$2,237.0 million) in 2024. This increase was primarily due to an increase of RMB3,186.1 million in our net product revenues and an increase of RMB176.5 million in our net service revenues.

Net product revenues. Our net product revenues increased by 27.3% from RMB11,658.3 million in 2023 to RMB14,844.4 million (US$2,033.7 million) in 2024. This increase was attributable to an increase in the sales of pre-owned consumer electronics through our online channels.

Net service revenues. Our net service revenues increased by 13.5% from RMB1,307.5 million in 2023 to RMB1,484.0 million (US$203.3 million) in 2024. This increase was attributable to an increase in the service revenue generated from PJT Marketplace and multi-category recycling business.

Merchandise costs

Our merchandise costs increased by 26.6% from RMB10,338.9 million in 2023 to RMB13,086.4 million (US$1,792.8 million) in 2024, primarily attributable to the growth of our net product sales.

Fulfillment expenses

Our fulfillment expenses increased by 23.0% from RMB1,124.0 million in 2023 to RMB1,382.3 million (US$189.4 million) in 2024, which was mainly due to (i) an increase in personnel costs and logistics expenses as we conducted more recycling and transaction activities compared with the year of 2023, and (ii) an increase in operation related expenses as we expanded our store networks and operation center capacity.

Selling and marketing expenses

Our selling and marketing expenses increased by 9.3% from RMB1,250.9 million in 2023 to RMB1,367.0 million (US$187.3 million) in 2024, primarily due to (i) an increase in advertising expenses and promotional campaign related expenses, (ii) an increase in share-based compensation expenses, and (iii) an increase in commission expenses in relation to channel service fees. The increase was partially offset by a decrease in amortization of intangible assets and deferred cost resulting from assets and business acquisitions as well as the maturity of some intangible assets and deferred cost since the second quarter of 2023.

General and administrative expenses

Our general and administrative expenses increased by 15.3% from RMB266.0 million in 2023 to RMB306.8 million (US$42.0 million) in 2024, which was mainly due to (i) an increase in personnel cost, and (ii) an increase in office related expenses. The increase was partially offset by a decrease in share-based compensation expense.

Technology and content expenses

Our technology and content expenses increased by 7.5% from RMB195.7 million in 2023 to RMB210.4 million (US$28.8 million) in 2024, which was mainly due to an increase in personnel costs in connection with the ongoing upgrade of our operation centers and system.

Other operating income, net

Our other operating income, net increased from RMB36.3 million in 2023 to RMB53.4 million (US$7.3 million) in 2024, which was mainly attributable to the increase in government subsidies.

Income (loss) from operations

As a result of the foregoing, we incurred income from operations of RMB29.0 million (US$4.0 million) in 2024, as compared to loss from operations of RMB173.3 million in 2023.

Interest expense

We had interest expense of RMB7.1 million in 2023 and RMB15.0 million (US$2.1 million) in 2024. The increase was primarily attributable to the increase in average daily balance of our short-term borrowings.

Interest income

We had interest income of RMB37.9 million in 2023 and RMB26.9 million (US$3.7 million) in 2024. The decrease was primarily attributable to the decrease in interest rate and average daily balance of our short-term investments and restricted cash.

Other loss, net

We had net other loss of RMB5.9 million in 2023 and RMB41.3 million (US$5.7 million) in 2024. The loss increase was primarily attributable to the fair value changes of some of short-term investments and long-term investments.

Income tax benefits

We had income tax benefits of RMB42.5 million in 2023 and RMB56.9 million (US$7.8 million) in 2024. The increase was primarily because Shanghai Wanwuxinsheng renewed its tax benefit qualification in 2024 from 25% to 15% and one-time tax benefits were remeasured and recognized in 2024, which was partially offset by the decrease in tax calculation basis on the amortization of intangible assets and deferred cost resulting from assets and business acquisitions.

Share of loss in equity method investments

We had share of loss in equity method investments of RMB50.4 million in 2023 and RMB64.7 million (US$8.9 million) in 2024. The difference was attributable to the increase in the investees’ net loss in 2024.

Net loss

As a result of the foregoing, our net loss was RMB8.2 million (US$1.1 million) in 2024, as compared to RMB156.3 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenues

Our net revenues, which consisted of net product revenues and net service revenues, increased by 31.4% from RMB9,869.4 million in 2022 to RMB12,965.8 million in 2023. This increase was primarily due to an increase of RMB2,981.6 million in our net product revenues and an increase of RMB114.7 million in our net service revenues.

Net product revenues. Our net product revenues increased by 34.4% from RMB8,676.7 million in 2022 to RMB11,658.3 million in 2023. This increase was attributable to an increase in the sales of pre-owned consumer electronics through our online and offline channels.

Net service revenues. Our net service revenues increased by 9.6% from RMB1,192.8 million in 2022 to RMB1,307.5 million in 2023. This increase was attributable to the increase in transaction volume and monetization capability of Paipai and PJT Marketplace.

Merchandise costs

Our merchandise costs increased by 36.1% from RMB7,596.6 million in 2022 to RMB10,338.9 million in 2023, primarily attributable to the growth of our net product sales.

Fulfillment expenses

Our fulfillment expenses increased slightly from RMB1,123.5 million in 2022 to RMB1,124.0 million in 2023, which was mainly due to an increase in personnel costs as we conducted more recycling and transaction activities in 2023 compared with the year of 2022, partially offset by (i) decreases in logistics expenses and operation center related expenses as we continued optimizing our store and operation station networks, and (ii) a decrease in share-based compensation expenses.

Selling and marketing expenses

Our selling and marketing expenses decreased by 18.6% from RMB1,536.1 million in 2022 to RMB1,250.9 million in 2023, primarily due to (i) the recognition of the impairment loss of intangible assets and deferred cost in 2022, which was nil in 2023, (ii) a decrease in amortization of intangible assets and deferred cost resulting from assets and business acquisitions, after recognizing the impairment loss of intangible assets and deferred cost in 2022, and (iii) a decrease in personnel cost. The decrease was partially offset by an increase in marketing expenses.

General and administrative expenses

Our general and administrative expenses increased by 15.5% from RMB230.4 million in 2022 to RMB266.0 million in 2023, which was mainly due to (i) an increase in expected credit loss, and (ii) an increase in office related expenses.

Technology and content expenses

Our technology and content expenses decreased by 14.1% from RMB227.8 million in 2022 to RMB195.7 million in 2023, which was mainly due to the decrease in one-off technology expenses as our platforms become more sustainable.

Other operating income, net

Our other operating income, net decreased from RMB41.2 million in 2022 to RMB36.3 million in 2023, which was mainly attributable to a decrease in government subsidies.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB173.3 million in 2023, as compared to RMB2,623.7 million in 2022.

Interest expense

We had interest expense of RMB6.2 million in 2022 and RMB7.1 million in 2023. The increase was primarily attributable to the increase in average daily balance of our short-term borrowings.

Interest income

We had interest income of RMB17.8 million in 2022 and RMB37.9 million in 2023. The increase was primarily attributable to the increase in average daily balance of our short-term investments.

Other income (loss), net

We had net other income of RMB38.8 million in 2022 and net other loss of RMB5.9 million in 2023. The decrease was primarily attributable to the decrease in fair value changes of long-term investments due to the more stable capital market.

Income tax benefits

We had income tax benefits of RMB111.8 million in 2022 and RMB42.5 million in 2023. The difference was primarily attributable to the decrease in tax calculation basis due to the impairment of intangible assets resulting from the business and assets acquisitions recognized as of December 31, 2022.

Share of loss in equity method investments

We had share of loss in equity method investments of RMB6.5 million in 2022 and RMB50.4 million in 2023. The difference was attributable to the increase in the investees’ net loss in 2023.

Net loss

As a result of the foregoing, our net loss was RMB156.3 million in 2023, as compared to RMB2,467.9 million in 2022.

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

Judgments and Uncertainties

We have provided a full valuation allowance for the deferred tax assets as of December 31, 2023 and 2024, as we are not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. We take the position that full valuation allowance shall be provided considering all the positive and negative evidences with our judgments. We consider the facts and evidence include the amounts available in the carryback periods, reversal patterns of existing taxable temporary differences, our projections of future income and available qualified tax-planning strategies, which have uncertainties in the future period.

Sensitivity of Estimate to Change

While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed and has a material impact on our income taxes and ETR in our financial statements. We recognized valuation allowance of RMB367.9 million, RMB262.3 million and RMB182.0 million (US$24.9 million) as of December 31, 2022, 2023 and 2024, respectively.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.30 “Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

B.
Liquidity and Capital Resources

To date, we have financed our investing activities mainly though operating activities, historical equity and debt financing activities. As of December 31, 2024, we had RMB1,970.2 million (US$269.9 million) in cash and cash equivalents, of which 94.5% were held in Renminbi, 2.8% were held in Hong Kong dollars, 2.1% were held in U.S. dollar, and the remainder was primarily held in Japan Yen.

As of December 31, 2024, we had unused one-year revolving credit facilities with several Chinese commercial banks to borrow up to RMB675 million. The outstanding balance of short-term borrowings was RMB225 million.

In 2023, we entered into two separate supply financing programs with a Chinese commercial bank to provide supply financing services to certain of our suppliers. Under these programs, we pledged RMB132.0 million as security of guarantees. As of December 31, 2024, the outstanding payment obligations confirmed as valid under the supply chain financing program amounted to RMB533.7 million.

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

Cash Flows

The following table sets forth the movements of our cash flows for the periods presented:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	881,297	243,898	642,807	88,064
Net cash (used in) provided by investing activities	(516,683)	172,013	(424,401)	(58,142)
Net cash (used in) provided by financing activities	(186,043)	68,703	(307,708)	(42,156)
Effect of foreign exchange rate changes on cash and cash equivalents	18,413	2,456	1,289	176
Net increase (decrease) in cash, cash equivalents and restricted cash	196,984	487,070	(88,013)	(12,058)
Cash, cash equivalents and restricted cash at the beginning of the year	1,506,642	1,703,626	2,190,696	300,124
Cash, cash equivalents and restricted cash at the end of the year	1,703,626	2,190,696	2,102,683	288,066

Operating activities

Net cash provided by operating activities in 2024 was RMB642.8 million (US$88.1 million). The difference between our net cash provided by operating activities and our net loss of RMB8.2 million (US$1.1 million) in 2024 was primarily the result of adding back non-cash items, mainly including depreciation and amortization of RMB267.1 million (US$36.6 million), share-based compensation of RMB166.7 million (US$22.8 million), share of loss in equity method investment of RMB64.7 million (US$8.9 million), non-cash lease expenses of RMB53.1 million (US$7.3 million) and fair value change loss of investments of RMB35.6 million (US$4.9 million) , as well as changes in working capital items, including the decrease in inventories of RMB461.5 million (US$63.2 million), the increase in accrued expenses and other currents liabilities of RMB43.0 million (US$5.9 million) and the increase in accrued payroll and welfare of RMB33.3 million (US$4.6 million), offset by the decrease in accounts payable of RMB360.9 million (US$49.4 million), the decrease in deferred tax liabilities of RMB58.4 million (US$8.0 million) and the decrease in operating lease liabilities of RMB51.1 million (US$7.0 million)..

Net cash provided by operating activities in 2023 was RMB243.9 million. The difference between our net cash provided by operating activities and our net loss of RMB156.3 million in 2023 was primarily the result of adding back non-cash items, mainly including depreciation and amortization of RMB333.7 million, share-based compensation of RMB134.4 million, share of loss in equity method investment of RMB50.4 million, write-down of inventories of RMB45.7 million and non-cash lease expenses of RMB47.1 million as well as changes in working capital items, including an increase in accounts payable of RMB459.0 million, the decrease in funds receivable from third party payment service providers of RMB63.2 million and the decrease in prepayments and other receivables, net of RMB43.9 million, offset by an increase in inventories of RMB629.4 million, the decrease in accrued expenses and other current liabilities of RMB89.7 million and the decrease in contract liabilities of RMB75.7 million. The increase in accounts payable is mainly due to the increased inventories in support of the future transaction development. Prepayments and other receivables mainly relate to customer deposits. Contract liabilities exists when we have received consideration but has not transferred the related goods or services to the customer.

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

Investing activities

Cash used in investing activities in 2024 was RMB424.4 million (US$58.1 million), consisting primarily of purchases of short-term investments of RMB421.6 million (US$57.8 million), loans to related parties of RMB184.0 million (US$25.2 million), long-term investments of RMB150.2 million (US$20.6 million) and purchase of property, plant and equipment of RMB59.9 million (US$8.2 million), partially offset by proceeds from maturity of short-term investments of RMB210.0 million (US$28.8 million) and collection of loan repayments from related parties of RMB190.0 million (US$26.0 million).

Cash provided by investing activities in 2023 was RMB172.0 million, consisting primarily of proceeds from maturity of short-term investments of RMB792.2 million and collection of deposit on loans from third parties of RMB124.2 million, partially offset by purchases of short-term and long-term investments of RMB542.7 million, Loan to third parties of RMB131.7 million and purchase of property and equipment of RMB85.2 million.

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

Financing activities

Cash used in financing activities in 2024 was RM307.7 million (US$42.2 million), consisting primarily of repayment of short-term borrowings of RMB969.6 million (US$132.8 million) and repurchase of ordinary shares of RMB184.3 million (US$25.2 million), partially offset by proceeds from short-term borrowings of RMB844.6 million (US$115.7 million).

Cash provided by financing activities in 2023 was RMB68.7 million, consisting primarily of proceeds from short-term borrowings of RMB623.9 million, partially offset by repayment of short-term borrowings of RMB398.0 million and repurchase of ordinary shares of RMB160.1 million.

Cash used in financing activities in 2022 was RMB186.0 million, consisting primarily of repayment of short-term borrowings of RMB157.0 million and repurchase of ordinary shares of RMB217.9 million, partially offset by proceeds from short-term borrowings of RMB186.0 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include capital expenditures, purchase of inventories, contractual obligations, payment of employee’s payroll and welfare expenses, and various fulfillment, selling, general and administrative expenses to support our daily business operations. We intend to fund those requirements with our existing cash and cash equivalents, restricted cash, debt financing and short-term investments.

Our capital expenditures consist primarily of purchase of property and equipment. Our capital expenditures were RMB61.5 million, RMB85.2 million and RMB59.9 million (US$8.2 million) in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance and debt financing. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Our purchase of inventories primarily includes pre-owned consumer electronics and brand-new electronic devices. Our inventories purchase amount were RMB7,551.6 million, RMB10,965.4 million and RMB14,291.7 million (US$1,958.0 million) in 2022, 2023 and 2024, respectively. Our purchase of inventories will continue to increase due to the growth in our transaction volume.

Our contractual obligations as of December 31, 2024 mainly include short term borrowings and lease commitments, which consist of the commitments under the lease agreements for our office premises and other facilities. The following table sets forth details of our contractual obligations:

	For the Years Ended December 31,
	Total	2025	2026	2027	2028	2029 and after
	(RMB in thousands)
Operating lease commitments	180,622	94,282	35,526	14,707	5,724	30,383
Other commitments(1)	849	815	34	—	—	—
Short-term borrowings	225,000	225,000	—	—	—	—

(1)
Other commitments result from those lease contracts that are not qualified for operating leases under ASC Topic 842.

Our payment of employee’s payroll and welfare expenses include payment of employees’ salaries and payment of various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. Our payment of employee’s payroll and welfare expenses were RMB1,020.9 million in 2022, RMB1,003.1 million in 2023 and RMB1,187.5 million (US$162.7 million) in 2024.

For details of other various fulfillment, selling, general and administrative expenses, see “—Results of Operations—Fulfillment expenses,” “—Results of Operations—Selling and marketing expenses” and “—Results of Operations—General and Administrative Expenses.”

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2024.

Holding Company Structure

ATRenew Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries. As a result, ATRenew Inc.’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries.

If our existing mainland China subsidiaries or any newly formed mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under mainland China law, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition to that, our mainland China subsidiaries may allocate a portion of their after-tax profits determined in accordance with applicable PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the mainland China subsidiaries may allocate a portion of their after-tax profits determined in accordance with applicable PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and such discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. As of December 31, 2024, our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Item 6.
Directors, Senior Management and Employees
A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Kerry Xuefeng Chen	45	Founder, Chairman of the Board of Directors and Chief Executive Officer
Yongliang Wang	41	Director and Executive President
Mervin Ye Zhou	43	Director
Shuangxi Wu	38	Director
Chen Chen	44	Director and Chief Financial Officer
Jingbo Wang	43	Independent Director
Guoxing Jiang	71	Independent Director
Rui Zhu	50	Independent Director

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

Mr. Mervin Ye Zhou has been serving as our director since April 26, 2024. Mr. Mervin Ye Zhou is a vice president of JD.com (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)) and head of Strategic Investment, responsible for overseeing various investment activities, mergers and acquisitions, and portfolio management for JD.com and its subsidiaries. Mr. Zhou is also on the board of Yonghui Superstore Co., Limited and Chengdu Xinchao Culture Media Co., Ltd. Prior to joining JD.com in January 2022, Mr. Zhou was a partner and spent over 10 years at SoftBank China Venture Capital (SBCVC). Prior to that, Mr. Zhou worked at McKinsey & Company, a global management consulting firm, from March 2009 to June 2011, where his last position was Engagement Manager. Mr. Zhou received his bachelor's degree in electronic engineering from Tsinghua University, and his Ph.D. in electrical engineering and computer sciences from UC Berkeley.

Ms. Shuangxi Wu has been serving as our director since February 2023. Ms. Shuangxi Wu is a vice president of JD.com (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)) and the president of JD Electronics Business Group. Since joining JD.com in July 2011, Ms. Wu has successively served various leading roles at JD.com, including the head of Office Supplies and Computer Department, the head of Operating Strategy and Procurement and Sales Operation of JD New Markets, the head of Liquor Department, the head of Refrigerator and Washing Machine Department, and the president of Computer and Electronics Business Unit. Ms. Wu is also on the board of JD Xingyu Esports (Beijing) Cultural Communication Co., Ltd. Ms. Wu graduated from Beijing Normal University with a master’s degree in law.

Mr. Chen Chen has been serving as our chief financial officer since January 2021 and our director since May 2021. Prior to joining us, Mr. Chen was the chief financial officer of Yunji Inc. (NASDAQ: YJ) from May 2018 to December 2020. Before joining Yunji Inc., Mr. Chen was a partner at Deloitte and served various positions at Deloitte since July 2002. Mr. Chen currently also serves as an independent director of Yunji Inc.,an independent non-executive director and the chairman of the audit committee of Zhou Hei Ya International Holdings Company Limited (HKEX: 1458) and an independent non-executive director and the chairman of the audit committee of Marketingforce Management Ltd (HKEX: 2556). Mr. Chen is a member of China Institute of Certified Public Accountants (CICPA). Mr. Chen received his bachelor’s degree from Shanghai Jiaotong University.

Mr. Jingbo Wang has been serving as our independent director since June 2021. Mr. Wang has been the chief financial officer of Agora, Inc. (Nasdaq: API), a global cloud service company since January 2020. Mr. Wang has also served as an independent non-executive director of Edianyun Limited (HKEX: 2416), a company listed on the Hong Kong Stock Exchange since May 2023, and an independent non-executive director of TUHU Car, Inc. (HKEX: 9690), a company listed on the Hong Kong Stock Exchange since September 2023. Mr. Wang previously served as a director and the chief financial officer of Qutoutiao Inc. (NASDAQ: QTT), an operator of mobile content platform previously listed on the Nasdaq Stock Market from February 2018 to January 2020, and as the chief financial officer of Yintech Investment Holdings Limited (NASDAQ: YIN), a provider of investment and trading services previously listed on the Nasdaq Stock Market, from October 2014 to February 2018. Prior to that, Mr. Wang worked at Deutsche Bank from 2009 to 2014 with last position held being a vice president in the corporate finance division. Mr. Wang received his bachelor’s degree in engineering from Tsinghua University in 2003, his master’s degree in computer science from the University of Hong Kong in 2005, and his PhD degree in management studies from the Said Business School of the University of Oxford in 2010.

Mr. Guoxing Jiang has been serving as our independent director since June 2021. Mr. Jiang currently is the chairman of the board of directors of Shanghai Fudan Microelectronic Group Limited Company (SHEX: 688385 and HKEX: 1385). From November 2007 to November 2017, Mr. Jiang served as the chairman of the board and general manager of Shanghai Fudan Forward Technology Limited Company. From February 1995 to November 2007, Mr. Jiang held several positions in Fudan University and affiliated enterprises, including the vice director of School-Operating Industry Management Committee in Fudan University and chairman of the board of Shanghai Fudan Microelectronic Group Limited Company. Mr. Jiang received his bachelor’s degree in mathematics and computer science from Fudan University in 1977.

Ms. Rui Zhu has been serving as our independent director since May 2022. Ms. Rui Zhu is a professor of marketing and the director of Social Innovation Center at Cheung Kong Graduate School of Business, or CKGSB. She has conducted extensive researches on a number of topics, including consumer behavior, social innovation, and branding. Prior to joining CKGSB, she was an associate professor of marketing and Canada Research Chair in consumer behavior at the University of British Columbia. Mr. Zhu also serves on the board of Jiumaojiu International Holdings Limited (HKEX: 9922) and Yankuang Energy Group Company Limited (HKEX: 1171)Ms. Zhu received her Ph.D. in marketing from the University of Minnesota.

B.
Compensation

Compensation of Directors and Executive Officers

In 2024, we paid an aggregate of RMB5.1 million (US$0.7 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2016 Plan

In March 2016, our shareholders and board of directors adopted the Amended and Restated Share Incentive Plan, which together with five subsequent amendments are referred to as the 2016 Plan in this annual report, to grant share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of our shareholders. The maximum aggregate number of ordinary shares that may be issued under the 2016 Plan is 21,920,964 ordinary shares. As of February 28, 2025, we had granted options to purchase a total of 31,091,661 ordinary shares under the 2016 Plan, among which options to purchase a total of 9,459,508 ordinary shares were outstanding.

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

2021 Plan

In 2021, we adopted the 2021 share incentive plan, which was amended and restated in March 2023, or the 2021 Plan, to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares that may be issued under 2021 Plan is 12,150,080. As of February 28, 2025, 6,516,258 restricted share units had been granted among which 40,000 were outstanding under the 2021 Plan and options to purchase 5,958,603 ordinary shares had been granted, among which options to purchase a total of 2,727,021 ordinary shares were outstanding.

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

The following table summarizes, as of February 28, 2025, the number of ordinary shares under outstanding options that we granted to our directors and executive officers.

Name	Ordinary shares underlying options or restricted share units(1)		Exercise price (US$/share)	Date of grant	Date of expiration
Kerry Xuefeng Chen	*		0.1	7/31/2015	†
	*		0.1	1/1/2017	†
	*		0.1	7/1/2018	†
	*		0.1	1/1/2019	†
	*		0.1	1/1/2019	†
	*		0.1	9/1/2016	†
	*		0.1	10/4/2016	†
	*		0.1	7/31/2019	†
	*		0.1	1/1/2021	†
	1,725,746		0.1	1/1/2021	†
	*		0.1	1/1/2022	†
	*		0.1	1/1/2023	†
	*		0.1	4/1/2023	†
	2,964,091	(1)	—	4/13/2021	†
Yongliang Wang	*		0.1	6/3/2019	†
	*		0.1	6/3/2019	†
	*		0.1	6/3/2019	†
	*		0.1	3/1/2020	†
	*		0.1	6/3/2019	†
	*		0.1	7/1/2020	†
	*		0.1	1/1/2021	†
	*		0.1	1/1/2021	†
	*		0.1	6/3/2022	†
	*		0.1	1/1/2022	†
	*		0.1	1/1/2023	†
	*		0.1	4/1/2023	†
	*		0.1	6/3/2023	†
	*		0.1	6/3/2023	†
	*		0.1	6/3/2023	†
	*		0.1	4/1/2024	†
Chen Chen	*		0.1	12/15/2020	†
	*		0.1	12/15/2020	†
	*		0.1	1/1/2021	†
	*		0.1	7/1/2021	†
	*		0.1	1/1/2022	†
	*		0.1	3/13/2023	†
	*		0.1	1/1/2023	†
	*		0.1	4/1/2024	†
Jingbo Wang	*		0.1	6/18/2021	†
	*		0.1	6/18/2022	†
	*		0.1	6/18/2024	†
Rui Zhu	*		0.1	5/18/2022	†

All directors and executive officers as a group	8,021,274

* Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2025.

† The expiration date is ten years from the date of grant.

(1)
In April 2021, we granted 2,964,091 restricted share units to Mr. Kerry Xuefeng Chen, vesting immediately upon grant.

As of February 28, 2025, our employees other than directors and executive officers as a group held options to purchase 25,632,128 ordinary shares, with exercise prices ranging from US$0.03 per share to US$0.1 per share.

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

Compensation Committee. Our compensation committee consists of Mr. Jingbo Wang, Mr. Guoxing Jiang and Mr. Mervin Ye Zhou. Mr. Jingbo Wang is the chairman of our compensation committee. We have determined that Mr. Jingbo Wang and Mr. Guoxing Jiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Jingbo Wang, Mr. Guoxing Jiang and Mr. Mervin Ye Zhou. Mr. Jingbo Wang is the chairman of our nominating and corporate governance committee. Mr. Jingbo Wang and Mr. Guoxing Jiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.
Employees

As of December 31, 2022, 2023 and 2024, we had a total of 2,025, 2,055 and 2,067 full-time employees, the vast majority of which are located in mainland China. The following table sets forth the number of our full-time employees as of December 31, 2024, by function:

Function	Number of Employees	Percentage
Operation and Fulfillment	1,263	60.3%
Research and Development	395	18.8%
Sales and Marketing	251	12.0%
General Administration and Support	143	6.8%
Customer Service	44	2.1%
Total	2,096	100%

In addition to our own employees, our workforce also includes 5,681 outsourced workers and 42 part-time personnel as of December 31, 2024. We enter into contracts with our labor outsourcing partners and part-time personnel as required by applicable laws and regulations.

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

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2025 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on a total of 146,551,552 ordinary shares issued and outstanding as of February 28, 2025, consisting of (i) 88,024,113 Class A ordinary shares (excluding 2,323,277 Class A ordinary shares issued to our depositary bank for the purpose of bulk issuance, 12,419,656 Class A ordinary shares underlying ADSs repurchased by the Company and 4,020,246 treasury shares), (ii) 47,240,103 Class B ordinary shares, and (iii) 11,287,336 Class C ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Class C ordinary shares	Total number of ordinary shares	% of total number of ordinary shares	% of aggregate voting power†
Directors and Officers**:
Kerry Xuefeng Chen(1)	5,991,587	—	11,287,336	17,278,923	11.3	43.3
Yongliang Wang	*	—	—	*	*	*
Mervin Ye Zhou	—	—	—	—	—	—
Shuangxi Wu	—	—	—	—	—	—
Chen Chen	*	—	—	*	*	*
Jingbo Wang	*	—	—	*	*	*
Guoxing Jiang	—	—	—	—	—	—
Rui Zhu	*	—	—	*	*	*
All directors and officers as a group	7,861,952	—	11,287,336	19,149,288	12.4	43.5
Principal Shareholders:
C&XF Group Limited(2)	—	—	11,287,336	11,287,336	7.7	42.4
JD Entities(3)	2,615,956	47,240,103	—	49,856,059	34.0	36.2
Tiger entities(4)	7,654,145	—	—	7,654,145	5.2	1.9

Notes:

* Less than 1% of our total ordinary shares outstanding as of February 28, 2025.

** Except as indicated otherwise, the business address of our directors and executive officers is 12th Floor, No. 6 Building, 433 Songhu Road, Shanghai, the People’s Republic of China. The business address of Mr. Mervin Ye Zhou is JD.com Headquarters, Building 1, Block C, Kechuang 11 Street, BDA, Beijing, China. The business address of Ms. Shuangxi Wu is JD.com Headquarters, Building 1, Block C, Kechuang 11 Street, BDA, Beijing China. The business address of Ms. Rui Zhu is Hongqiao Vanke Center T5 Building, 1-2F 988 Lane, Shenchang Road, Minhang District, Shanghai 201107, China. The business address of Mr. Jingbo Wang is 9# 1202, No. 1500 Changyi Road, Pudong, Shanghai, China. The business address of Mr. Guoxing Jiang is Room 1401, Building No.2, Lane 355, Beijing Road West, Huangpu District, Shanghai, China.

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

(1)
Represents (i) 11,287,336 Class C ordinary shares held by C&XF Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and (ii) 5,991,987 Class A ordinary shares Mr. Kerry Xuefeng Chen has the right to acquire within 60 days after February 28, 2025. Mr. Kerry Xuefeng Chen is the sole shareholder and the sole director of C&XF Group Limited. The registered address of C&XF Group Limited is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building Road Town, Tortola, British Virgin Islands.
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

As of February 28, 2025, a total of 165,314,831 ordinary shares were held by record holders in the United States (including an aggregate of 87,249,996 ordinary shares held by Citibank, N.A., the depositary of our ADS program). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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
•
We extended a loan of RMB70.0 million to AiFenLei Group and also received the repayment of RMB70.0 million during the year.
•
We provided platform and recycle services to Jinsong for a total consideration of RMB20.1 million during the year.

For the year ended December 31, 2024, we had the following transactions with related parties:

•
We purchased service related to traffic acquisition and sourcing of inventory and R&D services from JD Group for a total consideration of RMB566.5 million.
•
We purchased repairing services from Quanfu for a total consideration of RMB1.6 million and provide traffic guiding services to Quanfu for a commission services revenue of RMB2.5 million.
•
We provided platform and recycle services to Jinsong for a total consideration of RMB62.0 million in 2024.
•
We extended a loan of RMB171.7 million to AiFenLei Group and received a repayment of RMB180.0 million in 2024.
•
We extended a loan of RMB10.0 million to Gulin and received a repayment of RMB10.0 million in 2024.
•
We extended a loan of RMB2.3 million to Yuejun in 2024.
•
We purchased a plant of RMB24.5 million from AiFenLei Group to enhance our operation capacity in certain region.

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

•
may issue shares or shares with no par value;
•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
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
•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under the Code and applicable Regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend on the status and the activities of the partnership. Partners in a partnership holding the ADSs or Class A ordinary shares should consult their tax advisors regarding the tax considerations of an investment in the ADSs or Class A ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash, investments and other passive assets we hold in assets that produce or are held for the production of active income.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash, investments and other passive assets we hold in assets that produce or are held for the production of active income. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China-source income under the Treaty. Pursuant to the Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the Regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash, investments and other passive assets we hold in assets that produce or are held for the production of active income. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable Regulations. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election for the ADSs, the U.S. Holder will include in income each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs held as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs. The U.S. Holder is allowed a deduction for the excess, if any, of such holder’s adjusted basis in the ADSs over their fair market value as of the close of the taxable year. However, such deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. The U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the mark-to-market income or loss as described above during any period that we are not classified as a PFIC.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

As of December 31, 2024, we held 87.3% of our cash and cash equivalents, restricted cash and short-term investments in RMB, 8.7% in U.S. dollars, and the remainder primarily in Japanese yen and Hong Kong dollars. Our overseas operations generate revenues primarily in U.S. dollars, Japanese yen and Hong Kong dollars. Generally, a weakening of the RMB against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the RMB against the U.S. dollar has the opposite effect. Our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Currently, we do not believe we experience any significant foreign exchange risk. However, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2024, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2,344.8 million, and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$32.6 million. Assuming we had converted the U.S. dollar dominated cash balance of US$5.6 million at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, this cash balance would have been RMB41.2 million. If the RMB had appreciated by 1% against the U.S. dollar, this RMB cash balance would have been RMB40.8 million instead. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

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

For the year ended December 31, 2024, we received a payment of US$2.6 million from the depositary.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2024 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established within the framework in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, which audited our consolidated financial statements for the year ended December 31, 2024, has also audited the effectiveness of internal control over financial reporting as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. We may identify additional control over deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

Item 16.

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

	For the Years Ended December 31,
	2023		2024
	(in thousands)
Audit fees(1)	US$	1,400	US$	1,400
All other fees(2)	US$	28	US$	—

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 28, 2021, our board of directors authorized a share repurchase program, under which we were authorized to repurchase up to US$100 million of our shares over a twelve-month period starting from December 28, 2021. On December 9, 2022, our board of directors extended the effective period of the share repurchase program adopted on December 28, 2021 for another twelve-month period starting from December 28, 2022, while all the other terms of the share repurchase program remained unchanged. On March 12, 2024, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$20.0 million of our shares over a 12-month period starting from March 12, 2024. On June 21, 2024, our board of directors approved modifications to the size and terms of our share repurchase program adopted on March 12, 2024, increasing the aggregate value of shares that may be repurchased to US$50 million and extending the effective term to June 27, 2025.

The table below is a summary of our share repurchases in the periods indicated. All shares were repurchased in the open market pursuant to the share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
January 2024	—	—	—	—
February 2024	—	—	—	—
March 2024	—	—	—	—
April 2024	—	—	—	US$50 million
May 2024	1,408,655	US$2.52	1,408,655	US$46 million
June 2024	1,869,876	US$2.41	1,869,876	US$42 million
July 2024	1,720,488	US$2.46	1,720,488	US$38 million
August 2024	1,752,556	US$2.53	1,752,556	US$33 million
September 2024	1,409,366	US$2.42	1,409,366	US$30 million
October 2024	1,055,714	US$2.68	1,055,714	US$27 million
November 2024	960,507	US$2.68	960,507	US$24 million
December 2024	121,997	US$2.95	121,997	US$24 million
January 2025	162,065	US$2.50	162,065	US$24 million
Total	10,461,224		10,461,224

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

The Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Item 17.
Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.
Financial Statements

The consolidated financial statements of ATRenew Inc., its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19.
Exhibits

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

4.5*	English translation of the Business Cooperation Agreement dated June 1, 2024 between Beijing Jingdong Century Trading Co., Ltd. and Shanghai Wanwuxinsheng Information Technology Group Co., Ltd.
8.1*	List of Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention Of Insider Trading of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97	Clawback Policy (incorporated hereby reference to Exhibit 97 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 12, 2024)
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 11, 2025

ATRENEW INC.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ATRenew Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ATRenew Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue recognition for net online product revenue from self-developed online channels –Refer to Notes 2.15 to the financial statements

Critical Audit Matter Description

The Company generates net online product revenue from the sales of pre-owned consumer electronics through self-developed online channels including PJT and self-owned AHS Select channels. The revenue is made up of a significant volume of low-dollar transactions. Because of the nature of the Company's transactions, the Company uses automated systems to process and record such revenue transactions.

Given the Company’s systems to process revenue transactions are highly automated, auditing revenue was complex and challenging due to the extent of audit effort required and involvement of professionals with expertise in information technology (IT) necessary for us to identify, test, and evaluate the Company’s systems and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue recognition for net online product revenue from self-developed online channels comprised the following control testing and substantive procedure, among others:

•
With the assistance of our IT specialists, we:
•
Identified the significant systems used to process the revenue transactions and tested the effectiveness of the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.
•
Tested the effectiveness of interface controls and automated controls within the product revenue from self-developed online channels.
•
We tested the effectiveness of manual controls over the relevant business processes, specifically focusing on reconciling revenue data captured in operational systems with the general ledger entries.
•
We tested, on a sample basis, revenues transactions, by agreeing the recorded revenues to supporting documents including but not limited to customer orders and product delivery evidence to evaluate whether the revenues were properly recorded.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 11, 2025

We have served as the Company’s auditor since 2021.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ATRenew Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ATRenew Inc. and its subsidiaries (the “Company”) as of December 31, 2024 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the financial statements as of and for the year ended December 31, 2024 of the Company and our report dated April 11, 2025, expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 11, 2025

ATRENEW INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$ (note2.6)
ASSETS
Current assets:
Cash and cash equivalents		1,978,696	1,970,183	269,914
Restricted cash		210,000	132,000	18,084
Short-term investments (including the fair value measured investments of RMB310,547 and RMB333,764 as of December 31, 2023 and 2024, respectively)		410,547	583,764	79,975
Amount due from related parties, net (net of allowance for credit losses of RMB390 and RMB390 as of December 31, 2023 and 2024, respectively)	16	89,592	117,161	16,051
Inventories		1,017,155	535,070	73,304
Funds receivable from third party payment service providers		253,107	233,133	31,939
Prepayments and other receivables, net (net of allowance for credit losses of RMB16,054 and RMB17,809 as of December 31, 2023 and 2024, respectively)	3	567,622	598,045	81,932
Total current assets		4,526,719	4,169,356	571,199
Non-current assets:
Long-term investments (including the fair value measured investments of RMB12,310 and RMB57,660 as of December 31, 2023 and 2024, respectively)	6	467,095	556,136	76,190
Property, plant and equipment, net	4	148,223	156,532	21,445
Intangible assets, net	5	270,631	56,603	7,755
Other non-current assets	7	80,411	152,094	20,837
Total non-current assets		966,360	921,365	126,227
TOTAL ASSETS		5,493,079	5,090,721	697,426
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	8	349,931	225,000	30,825
Accounts payable		532,293	171,356	23,476
Contract liabilities		119,715	98,834	13,540
Accrued expenses and other current liabilities	9	465,123	522,378	71,565
Accrued payroll and welfare		146,371	179,693	24,618
Amount due to related parties	16	78,032	109,730	15,033
Total current liabilities		1,691,465	1,306,991	179,057
Non-current liabilities:
Operating lease liabilities, non-current	18	22,495	79,934	10,951
Deferred tax liabilities	10	67,658	9,244	1,266
Total non-current liabilities		90,153	89,178	12,217
TOTAL LIABILITIES		1,781,618	1,396,169	191,274

ATRENEW INC.

CONSOLIDATED BALANCE SHEETS—(CONTINUED)

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Note	2023	2024	2024
		RMB	RMB	US$ (note2.6)
Commitments and contingencies	19
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.001 par value, 941,472,561 and 941,472,561 shares authorized, 102,120,726 and 106,787,392 shares issued and 87,795,879 and 88,024,113 outstanding as of December 31, 2023 and 2024, respectively)		609	641	88
Class B Ordinary shares (US$0.001 par value, 47,240,103 shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively)		305	305	42
Class C Ordinary shares (US$0.001 par value, 11,287,336 shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively)		7	7	1
Additional paid-in capital		13,268,487	13,358,237	1,830,071
Treasury shares (US$0.001 par value, 12,240,463 and 16,439,902 shares as of December 31, 2023 and 2024, respectively)		(377,988)	(483,806)	(66,281)
Accumulated deficit		(9,163,134)	(9,171,363)	(1,256,472)
Accumulated other comprehensive loss		(16,825)	(9,469)	(1,297)
TOTAL SHAREHOLDERS’ EQUITY		3,711,461	3,694,552	506,152
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,493,079	5,090,721	697,426

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

		Years ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$ (note2.6)
Net revenues
Net product revenues		8,676,672	11,658,298	14,844,416	2,033,677
Net service revenues		1,192,752	1,307,484	1,483,984	203,305
Operating (expenses) income
Merchandise costs		(7,596,613)	(10,338,870)	(13,086,418)	(1,792,832)
Fulfillment expenses		(1,123,495)	(1,123,994)	(1,382,273)	(189,371)
Selling and marketing expenses		(1,536,052)	(1,250,860)	(1,367,028)	(187,282)
General and administrative expenses		(230,421)	(265,981)	(306,782)	(42,029)
Technology and content expenses		(227,812)	(195,679)	(210,364)	(28,820)
Goodwill impairment loss		(1,819,926)	—	—	—
Other operating income, net		41,238	36,264	53,434	7,320
Income (loss) from operations		(2,623,657)	(173,338)	28,969	3,968
Interest expense		(6,163)	(7,056)	(15,016)	(2,057)
Interest income		17,780	37,875	26,861	3,680
Other income (loss), net		38,791	(5,887)	(41,256)	(5,652)
Loss before income taxes and share of loss in equity method investments		(2,573,249)	(148,406)	(442)	(61)
Income tax benefits	10	111,783	42,530	56,877	7,792
Share of loss in equity method investments		(6,471)	(50,374)	(64,664)	(8,859)
Net loss		(2,467,937)	(156,250)	(8,229)	(1,128)
Net loss per share
Basic and diluted	14	(15.16)	(0.96)	(0.05)	(0.01)
Weighted average number of shares used in calculating net loss per ordinary share
Basic and diluted		162,819,410	162,160,835	161,618,799	161,618,799
Net loss		(2,467,937)	(156,250)	(8,229)	(1,128)
Foreign currency translation adjustments		(30,030)	8,883	7,356	1,008
Total comprehensive loss		(2,497,967)	(147,367)	(873)	(120)

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

	Class A Ordinary shares (par value US$0.001)		Class B Ordinary shares (par value US$0.001)		Class C Ordinary shares (par value US$0.001)		Treasury shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
	Number of shares*	RMB	Number of shares	RMB	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	92,416,377	609	47,240,103	305	11,287,336	7	—	—	12,954,163	(6,538,947)	4,322	6,420,459
Net loss	—	—	—	—	—	—	—	—	—	(2,467,937)	—	(2,467,937)
Repurchase of ordinary shares (Note 12)	—	—	—	—	—	—	(5,699,315)	(217,920)	—	—	—	(217,920)
Issuance of ordinary shares upon exercise of options	3,971,624	0	—	—	—	—	—	—	2,864	—	—	2,864
Share-based compensation	—	—	—	—	—	—	—	—	174,236	—	—	174,236
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(30,030)	(30,030)
Balance as of December 31, 2022	96,388,001	609	47,240,103	305	11,287,336	7	(5,699,315)	(217,920)	13,131,263	(9,006,884)	(25,708)	3,881,672
Net loss	—	—	—	—	—	—	—	—	—	(156,250)	—	(156,250)
Repurchase of ordinary shares (Note 12)	—	—	—	—	—	—	(6,541,148)	(160,068)	—	—	—	(160,068)
Issuance of ordinary shares upon exercise of options	3,648,341	0	—	—	—	—	—	—	2,822	—	—	2,822
Share-based compensation	—	—	—	—	—	—	—	—	134,402	—	—	134,402
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	8,883	8,883
Balance as of December 31, 2023	100,036,342	609	47,240,103	305	11,287,336	7	(12,240,463)	(377,988)	13,268,487	(9,163,134)	(16,825)	3,711,461
Net loss	—	—	—	—	—	—	—	—	—	(8,229)	—	(8,229)
Repurchase of ordinary shares (Note 12)	—	—	—	—	—	—	(6,866,106)	(184,295)	—	—	—	(184,295)
Treasury shares issued to depositary bank for share incentive plan	(2,666,667)	(19)	—	—	—	—	2,666,667	78,477	(78,458)	—	—	—
Issuance of ordinary shares upon exercise of options	4,594,339	33	—	—	—	—	—	—	1,485	—	—	1,518
Issuance of ordinary shares upon vesting of restricted shares	2,500,001	18	—	—	—	—	—	—	(18)	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	166,741	—	—	166,741
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	7,356	7,356
Balance as of December 31, 2024	104,464,015	641	47,240,103	305	11,287,336	7	(16,439,902)	(483,806)	13,358,237	(9,171,363)	(9,469)	3,694,552

*The number of Class A Ordinary shares herein does not include shares nominally held by depositary bank for future issuance under the Company’s Share Incentive Plan.

The accompanying notes are an integral part of these consolidated financial statements. “0” in above table means less than RMB 1,000.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$ (note2.6)
Cash flows from operating activities:
Net loss	(2,467,937)	(156,250)	(8,229)	(1,128)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	405,408	333,731	267,063	36,587
Noncash lease expense	53,765	47,075	53,061	7,269
Loss on the disposal of property and equipment	1,894	5,347	3,764	516
Provision for allowance for credit losses	5,870	24,672	13,147	1,801
Write-down of inventories	8,931	45,749	11,267	1,544
Share of loss in equity method investments	6,471	50,374	64,664	8,859
Impairment loss of equity method investments	12,186	—	—	—
Impairment loss of intangible assets, deferred cost and goodwill	2,097,257	—	—	—
Fair value change of investments	36,432	4,773	35,593	4,876
Share-based compensation	174,236	134,402	166,741	22,844
Foreign exchange (gains) losses	(48,624)	10,106	3,000	411
Changes in operating assets and liabilities:
Inventories	36,412	(629,436)	461,547	63,232
Prepayments and other receivables, net	250,926	43,904	(30,638)	(4,197)
Amount due from related parties, net	291,045	25,661	(33,616)	(4,605)
Funds receivable from third party payment service providers	88,818	63,170	19,974	2,736
Other non-current assets	9,789	(5,180)	(1,303)	(179)
Accounts payable	14,468	458,957	(360,937)	(49,448)
Contract liabilities	(16,595)	(75,654)	(20,881)	(2,861)
Accrued expenses and other current liabilities	177,911	(89,672)	43,045	5,897
Accrued payroll and welfare	(19,753)	13,903	33,322	4,565
Amount due to related parties	(72,678)	30,428	31,698	4,343
Operating lease liabilities	(53,109)	(48,508)	(51,061)	(6,995)
Deferred tax liabilities	(111,826)	(43,654)	(58,414)	(8,003)
Net cash provided by operating activities	881,297	243,898	642,807	88,064
Cash flows from investing activities:
Purchase of property, plant and equipment	(61,463)	(85,183)	(59,857)	(8,200)
Proceeds from disposal of property and equipment	5,517	1,243	1,525	209
Purchases of short-term investments	(666,252)	(421,798)	(421,635)	(57,764)
Purchases of long-term investments	(31,844)	(120,900)	(150,181)	(20,575)
Proceeds on acquisition of subsidiary, net	29,871	—	—	—
Prepayment for long-term investment	(180,000)	—	—	—
Proceeds from maturity of short-term investments	394,488	792,179	210,000	28,770
Loans to related parties	(13,000)	(95,000)	(183,953)	(25,201)
Loans to third parties	(12,000)	(131,691)	(27,200)	(3,726)
Collection of loan repayments from related parties	13,000	95,000	190,000	26,030
Collection of deposits on loans from third parties	—	124,163	—	—
Collection of loan repayments from third parties	5,000	14,000	16,900	2,315
Cash (used in) provided by investing activities	(516,683)	172,013	(424,401)	(58,142)

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$ (note2.6)
Cash flows from financing activities:
Proceeds from short-term borrowings	185,983	623,915	844,627	115,713
Repayment for short-term borrowings	(156,970)	(397,966)	(969,558)	(132,829)
Proceeds from exercise of options	2,864	2,822	1,518	208
Repurchase of ordinary shares	(217,920)	(160,068)	(184,295)	(25,248)
Cash (used in) provided by financing activities	(186,043)	68,703	(307,708)	(42,156)
Effect of foreign exchange rate changes on cash and cash equivalents	18,413	2,456	1,289	176
Net increase (decrease) in cash, cash equivalents and restricted cash	196,984	487,070	(88,013)	(12,058)
Cash, cash equivalent and restricted cash at the beginning of the year	1,506,642	1,703,626	2,190,696	300,124
Cash, cash equivalent and restricted cash at the end of the year	1,703,626	2,190,696	2,102,683	288,066
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	1,703,626	1,978,696	1,970,183	269,914
Restricted cash	—	210,000	132,000	18,084
Restricted cash included in the other non-current assets	—	2,000	500	68
Total cash, cash equivalents, and restricted cash	1,703,626	2,190,696	2,102,683	288,066
Supplemental cash flow disclosures of operations:
Interest expenses paid	6,163	7,056	15,016	2,057
Cash paid for amounts included in the measurement of operating lease liabilities	56,646	49,335	50,962	6,982
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	62,609	28,003	124,959	17,119
Supplemental disclosure of non-cash investing and financing activities:
Payable for purchase of property and equipment	(8,193)	(2,253)	(2,273)	(311)

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

1.
Organization and principal activities

Description of Business

ATRenew Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 22, 2011. The Company through its subsidiaries (collectively, the “Group”) primarily sell pre-owned consumer electronics through its online platforms and other channels, and provide services to third-party merchants to sell the products through its platforms. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

Prior to April 2022, in order to comply with the PRC laws and regulations which used to prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Company, through its wholly owned foreign invested subsidiary, Shanghai Aihui Trading Co., Ltd (“Shanghai Aihui”), entered into contractual arrangements (“former VIE agreements”) with Shanghai Wanwuxinsheng Information Technology Group Co., Ltd (formerly known as “Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd”, hereinafter referred as “Shanghai Wanwuxinsheng”) and its shareholders, which allowed the Group to effectively control the former VIE and to derive substantially all of the economic benefits from the former VIE. In April 2022, such arrangements were terminated, and the shareholders of Shanghai Wanwuxinsheng, transferred their equity interests in former VIE to Shanghai Aihui. Following such termination and share transfer, Shanghai Wanwuxinsheng became the Company's subsidiary in which the Company holds direct equity ownership interests of 100%.

As of December 31, 2024, the Company’s major subsidiaries are as follows:

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

2.3 Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation of share-based compensation, assessment for impairment of long-lived assets, including intangible assets, deferred cost, goodwill and long-term investments, discount rate of operating lease liabilities, inventory write-down, estimating the current expected credit losses on financial assets, depreciable lives of property, plant and equipment, and useful life of intangible assets and realization of deferred tax assets.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

As of December 31, 2023 and 2024, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

As of December 31,	Description	Fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
		RMB	RMB	RMB
2023	Short-term investments	310,547	71,570	238,977
2023	Long-term investments	12,310	—	12,310
2024	Short-term investments	333,764	40,184	293,580
2024	Long-term investments	57,660	—	57,660

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.4 Fair value measurements—(Continued)

The Group had no asset measured at fair value on a non-recurring basis for the year ended December 31, 2023 and 2024. The following table presents the Group's assets measured at fair value on a non-recurring basis for the year ended December 31, 2022:

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

The Group’s assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition include certain short-term and long-term investments that the Group elects to apply fair value option under ASC 825, Financial Instruments, and investments at fair value which were classified as level 1 within the fair value hierarchy as all significant inputs are unadjusted quoted prices from active markets and level 2 within the fair value hierarchy as the key inputs to the valuation model are observable in active markets. The related losses from such level 1 fair value measurements recognized in the consolidated statements of operations were nil, RMB228 and RMB31,386 for the years ended December 31, 2022, 2023 and 2024, respectively. The related losses from such level 2 fair value measurements recognized in the consolidated statements of operations were RMB36,432, RMB4,545 and RMB4,207 for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group’s assets and liabilities measured at fair value on a nonrecurring basis include the fair value of property, plant and equipment, intangible assets, deferred cost, goodwill, equity method investments, and equity investments without readily determinable fair value when they are deemed to be impaired. The fair values of property, plant and equipment and investments are determined using estimated disposal value. The fair values of intangible assets, deferred cost and goodwill are determined using discounted cashflow method (see Notes 2.11 and 2.12). The fair value measurements used significant unobservable inputs and were classified as level 3 within the fair value hierarchy. The related losses from such level 3 fair value measurements recognized in the consolidated statements of operations were RMB2,109,443, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group’s financial instruments not measured at fair value include cash and cash equivalents, restricted cash, certain short-term investments, amount due from related parties, net, funds receivable from third party payment service providers, other receivables, net, equity investments without readily determinable fair values, short-term borrowings, accounts payable, other current liabilities, amount due to related parties. The carrying amounts of the short-term financial instruments approximate their costs due to the short-term nature of these assets and liabilities. The fair value of equity investments without readily determinable fair values cannot be reasonably estimated without undue costs.

2.5 Functional currency and foreign currency translation

The functional currency of the Company and its subsidiaries, former VIE and former VIE's subsidiaries in the PRC is in Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Hong Kong is in Hong Kong dollars (“HKD”). The functional currency of the Group’s entities incorporated in the United States is in US dollars (“US$”). The functional currency of the Group’s entities incorporated in Japan is in Japan Yen (“JPY”)

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive loss.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.5 Functional currency and foreign currency translation —(Continued)

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

2.6 Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993 on December 31, 2024, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2024, or at any other rate.

2.7 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid, and monetary fund investments with original maturities of three months or less. As of December 31, 2023 and 2024, all cash and cash equivalents are unrestricted as to withdrawal and use.

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

2.9 Inventories

Inventories, consisting of pre-owned and new consumer electronics available for sale, are stated at lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less estimated costs necessary to make the sale. Write-down of inventory is determined using the specific identification method. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving or volatile changes in price levels, which is determined based upon factors such as historical and forecasted market demand and industry and economic trends that impact pricing. Write-down of inventory was recognized RMB8,931, RMB45,749 and RMB11,267 for the years ended December 31, 2022, 2023 and 2024, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.10 Property, Plant and Equipment, net

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Category	Estimated useful lives
Buildings	30 years
Machinery	3-10 years
Electronic equipment	3 years
Leasehold improvement	Over the shorter of the lease term or expected useful lives
Furniture and office equipment	3-10 years
Motor vehicle	3 years
Software	2-10 years

Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in other operating income, net of consolidated statements of operations and comprehensive loss. The Group recognized nil of impairment loss for each of the three years ended December 31, 2024.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.12 Goodwill —(Continued)

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

For the years ended December 31, 2023 and 2024, no impairment loss recognized for the long-lived assets.

2.14 Investments

Short-term investments include (i) Term deposits with original maturities longer than three months but less than one year, (ii) wealth management products with unsecured principal purchased from financial institutions which have original maturities of less than one year, and (iii) listed equity securities representing ordinary shares of an entity listed in Hong Kong. The Group elects to adopt the fair value option in accordance with ASC 825, Financial Instruments to record the investments in term deposits and wealth management products in short-term investments in the consolidated balance sheets. Changes in the fair value of the investments are recorded as other income (loss), net in the consolidated statements of operations and comprehensive loss. The Group recognized unrealized gain from fair value changes of nil, unrealized loss from fair value changes of RMB1,303 and unrealized loss from fair value changes of RMB38,418 of short-term investments for the years ended December 31, 2022, 2023 and 2024, respectively.

Long-term investments include (i) equity method investments, (ii) equity securities without readily determinable fair value and (iii) long-term investments at fair value.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.14 Investments—(Continued)

Equity method investments

The Group accounts for its in-substance common stock equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investments and recognizes in earnings for share of the earnings or loss of the investee after the date of investment. The Group stops to record its share of loss when losses have reduced the investment balance to zero and the Group does not have a requirement or commitment to advance additional funds to an investee. The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and other entity-specific information such as recent financing situation. The fair value determination, particularly for investments in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value. The Group recorded impairment losses of RMB12,186, nil and nil in other income (loss), net in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively.

Equity securities without readily determinable fair value

Following the adoption of ASU 2016-01, Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, the Company measures these investments using measurement alternative at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other income (loss), net.

The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in other income (loss), net. The Group recorded impairment losses of nil, nil and nil in other income (loss), net in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively.

Investments at fair value

The investments under fair value pertain to structured products in fund-linked notes. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in long-term investments under fair value in the consolidated balance sheets. Changes in the fair value of these investments are recorded as other income (loss), net in the consolidated statements of operations. The Group recognized unrealized losses from fair value changes of RMB36,432, RMB3,470 and unrealized gains from fair value changes RMB2,825 of long-term investments for the years ended December 31, 2022, 2023 and 2024, respectively.

2.15 Revenue recognition

Revenues are generated primarily from product revenues and service revenues through the platforms the Group offers to its customers. The Group also generates revenues from product sales through offline stores it operates.

The Group adopted ASC 606, Revenue from Contract with Customers (“ASC606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those goods or services, after considering estimated sales return allowances, price concessions, discount and value added tax (“VAT”). Consistent with the criteria of ASC 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.15 Revenue recognition —(Continued)

Disaggregation of revenues

For the year ended December 31, 2022, 2023 and 2024, the disaggregated revenues by revenue streams were as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net online product revenues	6,697,557	9,354,140	12,412,165
Net product revenues from offline channels	1,979,115	2,304,158	2,432,251
Net product revenues	8,676,672	11,658,298	14,844,416
Net service revenues for PJT marketplace	638,334	707,000	801,772
Net service revenues for Paipai marketplace	474,010	497,338	463,036
Net service revenues from other channels	80,408	103,146	219,176
Net service revenues	1,192,752	1,307,484	1,483,984

Net Product Revenues

The majority of the Group’s revenue is derived from online product sales. The Group recognizes revenue from the sale of phones and other consumer electronics goods through the two online platforms it operates: PJT Marketplace (“PJT”) (B2B channel), Paipai Marketplace (“Paipai”) (B2C channel), and other channels the Group operates, including AHS Select, a self-developed channel. The Group utilizes external delivery service providers to deliver goods to its customers. The Group presents revenue generated from its sales of products on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits and recognizes revenue at the point of time when the goods have been delivered to the customers. The customers pay for the goods in advance. The Group offers its customers right of return for a period of 3 to 7 days upon the receipts. Product revenues are reduced by estimated sales return, which has been immaterial in the historical periods.

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

Net Service Revenues

In addition to product sales, the Group’s PJT and Paipai also serve as online marketplace to provide third-party merchants platform services enabling them to transact with customers, for which the Group charges commission fees to its merchants and/or customers. Under the platform service arrangement, the Group acts as an agent and does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise.

For PJT, the Group charges both the merchants and business buyers a commission fee. The commission fee charged to the merchants is determined as a percentage based on the executed transaction price, and the commission fee charged to business buyers is determined as a negotiated tiered amount. For Paipai, commission fees are charged to merchants only, determined as a percentage based on the executed transaction price. For certain merchants who sell products on the Group’s platform, the Group enters into contractual agreements with these merchants for a fixed monthly marketplace management fee in addition to the commission fees charged for each transaction.

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

The Group provides a one-year warranty for pre-owned consumer electronics sold on Paipai, which is not considered as a separate performance obligation. The costs associated with the warranty was immaterial during the years presented.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.15 Revenue recognition —(Continued)

Reconciliation of contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. There was no contract asset as of December 31, 2023 and 2024. Account receivables were recorded within prepayments and other receivables, net and were RMB56,813 and RMB61,104 as of December 31, 2023 and 2024.

A contract liability exists when the Group has received consideration but has not transferred the related goods or services to the customer. The Group’s contract liabilities consist of payments received from customers before they received the products, mainly related to offline sales of pre-owned electronics and online channel sales, in which the Group receives advance payments pursuant to the agreements with certain offline customers before the products are transferred. As of December 31, 2023 and 2024, balances of the contract liabilities were RMB119,715 and RMB98,834. The opening balances of RMB211,964, RMB195,369 and RMB119,715 were recognized in the years ended December 31, 2022, 2023 and 2024, respectively. The contract liabilities of December 31, 2024 is expected to be recognized in revenue in 2025. There were no costs of obtaining a contract for the years ended December 31, 2022, 2023 and 2024.

Geographic information

The following is the Group’s net product and service revenues by geographical location:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Mainland China	8,014,495	10,778,594	14,383,324
Hong Kong	659,277	827,182	424,266
Others	2,900	52,522	36,826
Net product revenues	8,676,672	11,658,298	14,844,416
Mainland China	1,191,924	1,305,727	1,481,427
Hong Kong	826	1,749	2,176
Others	2	8	381
Net service revenues	1,192,752	1,307,484	1,483,984

2.16 Merchandise costs

Merchandise costs primarily consists of cost of acquired products, inbound shipping charges and inventory write-downs.

2.17 Fulfillment expenses

Fulfillment expenses consist primarily of expenses incurred in operating the Group’s platform, centralized operation centers and stations, offline stores, warehouse operating costs such as personnel cost and expenses attributable to purchasing, receiving, inspecting and grading, packaging, and preparing customer orders for shipment, as well as outbound shipping charges.

2.18 Technology and content expenses

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.19 Selling and marketing expenses

Selling and marketing expenses consist primarily of platform promotion expenses, channel commissions, advertising expenses, amortization expense, impairment loss and payroll and related expenses for employees involved in marketing and business development activities. Platform promotion expenses consist of Paipai coupons distributed on end consumers who are not customers of the Group on Paipai platform to promote transaction volume. Channel commissions consist of commission paid to sales channel providers and collection channel providers. Amortization expense consist of amortization of BCA, NCC, and brand names arising from the acquisition of Paipai business. Impairment loss consist of impairment loss of NCC, and brand names arising from the acquisition of Paipai business and were RMB200,708, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively. Advertising expenses consist of the fees of advertising across multiple platforms in connection with business development. Total advertising expenses were recognized as incurred, and were RMB82,921, RMB124,658 and RMB122,484 for the years ended December 31, 2022, 2023 and 2024, respectively.

2.20 General and administrative expenses

General and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

2.21 Other operating income, net

Other operating income, net consists primarily of government subsidies and reimbursements from ADR program. Government subsidies represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Government subsidies are recognized in other operating income, net in the consolidated statements of operations and comprehensive loss when the government subsidies are received and no further conditions need to be met.

2.22 Share-based compensation

The Group grants share options and restricted share units to the management team and other employees (collectively, “Share-based Awards”). The Group accounted for the Share-based Awards in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method, net of actual forfeitures, if any, over the requisite service period, with a corresponding impact reflected in additional paid-in-capital. Share-based Awards that are subject to both the service period and the occurrence of Qualified IPO as performance condition are measured at the grant date fair value and share-based compensation expenses are recognized for the cumulatively vested amount upon the completion of the IPO first and then over the remaining requisite service period. The grant date fair value of share options is determined by Binomial option pricing model. The grant date fair value of restricted share units is determined by the fair value of underlying ordinary shares. The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group accounts for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations and comprehensive loss as the cash compensation of those employees receiving the award.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.23 Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB101,204, RMB101,858 and RMB104,966 for the years ended December 31, 2022, 2023 and 2024, respectively.

2.24 Income taxes

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

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022, 2023 and 2024.

2.25 Operating leases

Following the adoption of ASU No. 2016-02, Leases (Topic 842) ,the Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.26 Comprehensive loss

Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, represents accumulated foreign currency translation adjustments from its subsidiaries not using the RMB as their functional currency.

2.27 Net loss per share

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

2.28 Certain risks and concentrations

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

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, amount due from related parties and funds receivable from third party payment service providers and other receivables, net. The Group places its cash and cash equivalents, restricted cash, short-term investments with financial institutions with high-credit ratings and quality. Amount due from related parties and funds receivable from third party payment service providers primarily comprise of the receivable from customers, where the amount is under the Group’s name on these online platforms. Due to the nature of the arrangement, the Group considers there to be no collection risks. Other receivables, net mainly consists of customer deposits where the Group paid on behalf of the business buyers for the purchase deposit and loan to business partners. The Group conducts credit evaluations on vendors and borrowers and require certain amounts of security deposits from them to manage its credit risk.

2.29 Segment reporting

Based on the criteria established by ASC 280, Segment Reporting, the Group’s chief operating decision maker (the “CODM”) has been identified as the chairman of the board of directors and chief-executive officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. Hence, the Group has only one operating and reportable segment.

The CODM reviews net loss in evaluating financial performance and determining how to allocate resources of the Group, including marketing strategy, efficiency evaluation and monitoring budget versus actual results.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.29 Segment reporting —(Continued)

The table below provides Information about the Group’s segment and includes the reconciliation to net loss.

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net product revenues	8,676,672	11,658,298	14,844,416
Net service revenues	1,192,752	1,307,484	1,483,984
Less: Significant and other segment expenses
Merchandise costs	(7,596,613)	(10,338,870)	(13,086,418)
Other fulfillment expenses (Note I)	(1,079,407)	(1,100,604)	(1,361,624)
Other selling and marketing expenses (Note I)	(876,643)	(944,871)	(1,085,166)
Other general and administrative expenses (Note I)	(158,151)	(192,825)	(247,152)
Other technology and content expenses (Note I)	(192,944)	(173,135)	(191,736)
Share-based compensation expenses	(174,236)	(134,402)	(166,741)
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions, net of tax effects	(247,285)	(247,023)	(155,614)
Impairment loss of deferred cost, intangible assets and goodwill	(2,097,257)	—	—
Other segment items (Note II)	85,175	9,698	(42,178)
Net loss	(2,467,937)	(156,250)	(8,229)

Note I: The other operating expenses are expenses excluding share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions, net of tax effects and impairment loss of deferred cost, intangible assets and goodwill.

Note II: Other segment items including other operating income, net, interest expense and interest income, other (loss) income, net, current income tax expenses and share of loss in equity method investments.

2.30 Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group plans to adopt the standard when it becomes effective beginning in the fiscal year 2025, and expect the adoption of the standard will impact certain of income tax disclosures.

On November 4, 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. On January 6, 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group plans to adopt the standard when it becomes effective beginning in our fiscal year 2027 annual financial statements, and the Group is currently evaluating the impact this guidance will have on the disclosures included in the Notes to the Consolidated Financial Statements.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

3.
Prepayments and other receivables, net

Prepayments and other receivables, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Deposits	41,493	59,809
Customer deposits (1)	83,467	88,975
Account receivables	56,813	61,104
Advance to suppliers (2)	82,710	88,795
VAT recoverables	125,663	117,874
Loan to business partners (3)	122,531	134,463
Cash advanced to staff	43,556	41,831
Others	27,443	23,003
Less: allowance for credit losses	(16,054)	(17,809)
Total	567,622	598,045

(1)
The amount relates to the refundable deposits paid to merchants to whom the Group provides platform service.
(2)
The amount represents the prepayment to suppliers, mainly for purchasing pre-owned products.
(3)
The amount as of December 31, 2024 mainly includes the loan of US$17.3 million to business partners with interest rate of 5% per annum.

The movements in the allowance for credit losses for prepayments and other receivables are as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance as of January 1	935	2,358	16,054
Current period provision, net of recovery	6,293	24,423	13,147
Current period write-off	(4,870)	(10,727)	(11,392)
Balance as of December 31	2,358	16,054	17,809

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

4.
Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Cost
Machinery	63,714	75,597
Electronic equipment	74,834	89,606
Leasehold improvement	139,249	155,681
Furniture and office equipment	30,935	48,480
Buildings	—	24,518
Motor vehicles	3,258	1,466
Software	8,464	9,147
Total	320,454	404,495
Less: accumulated depreciation	(199,753)	(249,656)
Construction in progress	27,522	1,693
Property, plant and equipment, net	148,223	156,532

Depreciation expense was RMB45,815, RMB43,053 and RMB53,035 for the years ended December 31, 2022, 2023 and 2024, respectively.

5.
Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
BCA	1,554,046	1,554,046
Brand names	321,000	321,000
NCC	79,141	79,141
Technology/platform	31,600	31,600
Total	1,985,787	1,985,787
Less: accumulated amortization	(1,508,231)	(1,722,259)
Less: accumulated impairment loss	(206,925)	(206,925)
Intangible assets, net	270,631	56,603

Amortization expenses related to intangible assets were RMB324,236, RMB274,019 and RMB214,028 for the years ended December 31, 2022, 2023 and 2024, respectively. The Group expects to record amortization expenses of RMB45,949, RMB3,114, RMB3,114, RMB3,114 and RMB1,312 for the years ending December 31, 2025, 2026, 2027, 2028, 2029 respectively.

In the impairment assessment performed in 2022, the Group concluded that the carrying amounts of the intangible assets exceeded their respective fair values and recorded impairment losses of RMB206,925 for the year ended December 31, 2022.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

6.
Long-term investments

The Group's long-term investments consist of:

	As of December 31,
	2023	2024
	RMB	RMB
Equity method investments:
Qingdao Qingle Venture Capital Partnership (“Qingle”) (1)	30,070	30,256
Nantong Wanwuchuangxin Venture Capital Partnership (“Wanwuchuangxin”) (2)	57,333	56,654
Jinsong (Shanghai) Network Information Technology CO. Ltd (“Jinsong”) (3)	22,116	21,830
Other equity method investments	21,027	44,767
Equity securities without readily determinable fair values:
Jinsong (Shanghai) Network Information Technology CO. Ltd (“Jinsong”) (3)	63,430	63,430
AiFenLei Global Co., Ltd. (“AiFenLei”) (4)	228,815	248,846
Other equity securities without readily determinable fair values	31,994	32,693
Investments at fair value:
China Dynamic Fund I SP	12,310	57,660
Total	467,095	556,136

(1) Qingle

As of December 31, 2022, the Group held 11.95% equity interests of Qingle as its limited partner, amounted to RMB30,000 and accounted as an equity-method investment. In December 2023, after finishing a series of equity transactions of Qingle, the Group held 17.54% equity interest of Qingle.

(2) Wanwuchuangxin

In November 2021, the Group acquired 29.0% equity interest in Wanwuchuangxin, a limited partnership managed by an unrelated third party, as a limited partner with cash consideration of RMB29,000, and accounted for the investment as an equity-method investment. In July 2023, the Group made an investment with cash consideration of RMB17,400 with the shareholding remains at 29.0%.

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

In November 2023, Jinsong repurchased its ordinary shares and preferred shares from certain shareholders, which resulted an increase in the Group’s equity holding in ordinary shares and preferred shares. The total equity holding was 29.99% and 29.99% as of December 31, 2023 and 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, the Group recorded proportionately losses of RMB1,448, gains of RMB761 and losses of RMB 286 in share of loss in equity method investments, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

6.
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

In March, 2023, the Group made another investment to AiFenlei for a total consideration of US$40,000. The Group was entitled to nominate two members of the Board of Directors among seven members and had the ability to exercise significant influence over AiFenLei since then. The carrying amount of investment in the ordinary shares is nil. The total equity holding was 41.9% as of December 31, 2023.

In April 2024, the Group completed additional investments to AiFenlei for a consideration of US$10,000 for new series of preferred shares investments and acquired certain shares from another shareholder of AiFenlei for a consideration of US$2,000. The total equity holding was 40.33% as of December 31, 2024.

For the years ended December 31, 2023 and 2024, the Group recorded proportionately share of loss of RMB63,029 and RMB65,125, in share of loss in equity method investments, respectively.

7.
Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Operating leases right-of-use assets (Note 18)	55,944	127,824
Others	24,467	24,270
Total	80,411	152,094

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

8.
Short-term borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide revolving line of credit for the Group. In 2023, the Group drawn-down RMB623,915 at the weighted average interest rate of 3.83% per annum and repaid the short-term bank borrowings in the amount of RMB273,983.

In 2024, the Group drawn-down RMB844,627 at the weighted average interest rate of 3.33% per annum and repaid short-term bank borrowings upon maturity in the amount of RMB969,558.

As of December 31, 2023 and 2024, the remaining balance of these loan agreements was RMB349,931 and RMB225,000, respectively, at weighted average interest rate of 3.51% and 3.02% per annum, respectively.

As of December 31, 2023 and 2024, the Group had unused one-year revolving credit facilities with several Chinese commercial banks to borrow up to RMB837,069 and RMB675,000, respectively for working capital needs.

9.
Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Deposits from business partner	228,187	240,727
Fulfillment payable	102,509	78,834
Other tax payable	69,421	95,732
Operating lease liabilities - current	33,509	49,992
Refund liabilities	8,159	28,403
Others	23,338	28,690
Total	465,123	522,378

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

10.
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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HKD 2 million of profits earned by its subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, the Company is exempted from the Hong Kong income tax on its foreign-derived income. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Mainland China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the statutory enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. All of the Group’s PRC subsidiaries, consolidated former VIE and former VIE’s subsidiaries are subject to the statutory income tax rate of 25% except for Shanghai Wanwuxinsheng which obtained qualification as High and New Technologies Enterprises, or HNTE in 2021 and was entitled to a preferential EIT rate of 15% from 2021 to 2023 if certain conditions are met. In December 2024, Shanghai Wanwuxinsheng renewed the qualification as HNTE and is entitled to a preferential EIT rate of 15% from 2024 to 2026. So far, Shanghai Wanwuxinsheng is in accumulated loss status and has not enjoyed any income tax benefits from the HNTE status.

Loss by tax jurisdictions

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Loss (income) from Mainland China operations	2,616,828	109,968	(102,888)
Loss (income) from Hong Kong operations	167,207	(72)	72,313
(Income) loss from Cayman operations	(220,365)	41,724	25,479
Loss (income) from operations in other tax jurisdictions	9,579	(3,214)	5,538
Total loss before tax and share of loss of equity method investments	2,573,249	148,406	442

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

10.
Taxation—(Continued)

b) Income tax—(Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax expenses	43	1,124	1,537
Deferred tax benefits	(111,826)	(43,654)	(58,414)
Total income tax benefits	(111,783)	(42,530)	(56,877)

The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(20.25%)	(20.63%)	(9,026.84%)
Super deduction on technology and content expenses	0.68%	2.85%	4,487.22%
Effect of preferential tax rate for high-tech enterprises	(1.84%)	(19.55%)	1,105.04%
Effect of different tax rates of a subsidiary operating in other jurisdictions	2.01%	(7.33%)	(2,880.81%)
Effect of expired tax loss	—	(0.01%)	—
Change in valuation allowance	(0.97%)	71.18%	18,154.30%
True up	(0.29%)	(22.85%)	1,004.19%
Total	4.34%	28.66%	12,868.10%

If the preferential tax rate granted to an entity of the Group were not available, the Group’s income tax benefits would have increased by RMB47,273, increased by RMB29,016 and decreased by RMB4,907 for the years ended December 31, 2022, 2023 and 2024, respectively. The basic and diluted net loss per share attributable to the Company would decrease by RMB0.29, decrease by RMB0.18 and increase by RMB0.03 for the years ended December 31, 2022, 2023 and 2024, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

10.
Taxation—(Continued)

b) Income tax—(Continued)

Deferred tax assets and deferred tax liabilities:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Deferred tax assets
Tax loss carried forward	276,958	134,981	73,415
Deductible temporary differences	83,132	111,726	95,404
Allowance for credit losses	250	4,111	3,888
Write-down of inventory	689	11,437	2,931
Unrealized fair value losses for certain investments	3,808	—	6,375
Impairment loss of long-term investments	3,047	—	—
Total deferred tax assets	367,884	262,255	182,013
Less: valuation allowance	(367,884)	(262,255)	(182,013)
Net deferred tax assets	—	—	—
Deferred tax liabilities
Identifiable intangible assets and deferred cost acquired	111,312	67,658	9,244
Total deferred tax liabilities	111,312	67,658	9,244

The movement of deferred tax valuation allowance is as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	344,165	367,884	262,255
Additions (reductions), net of foreign exchange impacts	23,719	(105,629)	(80,242)
Balance at end of the year	367,884	262,255	182,013

As of December 31, 2022, 2023 and 2024, the Group had net operating loss carry forwards of approximately RMB1,140,585, RMB627,437 and RMB418,469, respectively, which arose from the subsidiaries, former VIE and former VIE’s subsidiaries established in the PRC, Hong Kong. The loss carry forwards will expire until receive of notice from local tax authorities. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2022, 2023 and 2024, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The deferred tax component of income tax benefits is related to the amortization and impairment of deferred tax liabilities resulting from the business and assets acquisitions.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. The Company’s subsidiaries, former VIE and former VIE's subsidiaries located in the PRC and Hong Kong were in accumulated deficit as of December 31, 2022, 2023 and 2024. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2022, 2023 and 2024.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

11.
Ordinary shares

The Group’s ordinary shares was classified into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, with each Class A ordinary share being entitled to one vote, each Class B ordinary share being entitled to three votes and each Class C ordinary share being entitled to fifteen votes on all matters that are subject to shareholder vote. Class A ordinary shares, Class B ordinary shares and Class C ordinary shares are entitled to the same dividend right. The authorized 1,000,000,000 shares of the Group were comprised of 941,472,561 Class A ordinary shares, 47,240,103 Class B ordinary shares and 11,287,336 Class C ordinary shares.

12.
Share repurchase program

On December 28, 2021, the Company’s Board of Directors authorized a share repurchase program (“2021 Share repurchase program”) under which the Company may repurchase up to US$100,000 worth of its shares over a twelve-month period starting from December 28. 2021. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

On December 28, 2022, the Company’s Board of Directors authorized an extension of the Company’s existing 2021 Share repurchase program for another twelve-month period expiring on December 27, 2023, with all other terms remain unchanged.

Under the 2021 Share repurchase program, for the years ended December 31, 2022 and 2023, the Company has repurchased an aggregate of 5,699,315 and 6,541,148 shares for total cash consideration of US$33,835 and US$22,647 (RMB217,920 and RMB160,068) on the open market, at a weighted average price of US$5.94 and US$3.46 per share.

On March 12, 2024, the Company’s Board of Directors has authorized a share repurchase program ("2024 Share repurchase program"), under which the Company may repurchase up to US$20,000 of its shares over a twelve-month period. On June 21, 2024, the Company's Board of Directors has approved modifications to the size and term of its existing share repurchase program adopted in March 2024, increasing the aggregate value of shares that may be repurchased from US$20,000 to US$50,000 and extending the effective term to June 27, 2025.

Under the 2024 Share repurchase program, for the year ended December 31, 2024, the Company has repurchased an aggregate of 6,866,106 shares for total cash consideration of US$25,905 (RMB184,295) on the open market, at a weighted average price of US$ 3.77 per share.

The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury shares as a component of the shareholders’ equity. The Company uses the weighted-average cost method for determining the cost of shares reissued for share-based awards.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

13.
Share-based compensation

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

Share options

Under the 2016 Plan and 2021 Plan, options granted to employees vest upon satisfaction of a service condition. The Group granted 3,559,433 and 836,164 share options with service condition generally vested over four years to certain employees in 2022 and 2023, respectively. The Group granted 3,150,586 share options to certain employees in 2024, which is generally vested upon grant and vested on the first anniversary date of grant. The options expire in ten years from the date of grant.

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2022, 2023 and 2024 were as follows:

For the years ended December 31,
	2022	2023	2024
Expected volatility	47.80%~48.20%	49.00%~51.00%	57.71%~66.26%
Risk-free interest rate (per annum)	1.51%~2.94%	2.40%~2.97%	1.67%~2.24%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	RMB19.43~RMB62.05	RMB18.80~RMB32.19	RMB11.65~RMB29.22
Fair value of share option	RMB18.39~RMB61.01	RMB18.10~RMB31.48	RMB10.93~RMB28.50

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

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

13.
Share-based compensation—(Continued)

Share options—(Continued)

The following table summarized the Group’s share option activities under the Option Plans for the year ended December 31, 2024:

	Number of options	Weighted average exercise price per share	Weighted average grant date fair value per share	Weighted average remaining contractual life	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding as of December 31, 2023	13,881,531	0.70	31.64	5.90	271,092
Granted	3,150,586	0.71	13.79
Forfeited	(137,437)	0.71	37.54
Exercised	(4,594,339)	0.71	20.04
Outstanding as of December 31, 2024	12,300,341	0.71	31.81	5.17	369,438
Vested and expect to vest as of December 31, 2024	12,300,341	0.71	31.81
Exercisable at December 31, 2024	11,259,785	0.69	34.15	4.89	338,353

The weighted-average grant-date fair value of options granted during the year 2022, 2023 and 2024 was RMB22.46, RMB25.45 and RMB13.79, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024, was RMB135,949, RMB101,351 and RMB92,074, respectively.

For the year ended December 31, 2024, share-based compensation expenses related to options of RMB130,947 has been recognized. As of December 31, 2024, there were RMB19,969 of total unrecognized compensation expenses related to options which is expected to be recognized over a weighted average period of 1.01 years.

Restricted share units

In 2022, the Group granted a total of 172,333 restricted share units (“RSUs”) to the management team under 2021 plan, among which 133,333 RSUs vested immediately upon grant, 9,000 RSUs vested on first and second anniversary date of grant and 30,000 RSUs vested on first, second and third anniversary date of grant. In 2024, the Group granted a total of 3,363,334 RSUs to the management team under 2021 plan, among which 3,333,334 of them vested 25% on each quarter end after granted and 30,000 RSUs vested on the first, second and third anniversary date of grant. Compensation expenses based on fair value are amortized over the requisite service period of award using the straight-line vesting attribution method.

A summary of the RSUs activities for the year ended December 31, 2024 is as follows:

	Number of RSU	Weighted average grant-date fair value	Weighted average remaining contractual life
		RMB	Years
Outstanding as of December 31, 2023	30,000	20.53	1.77
Granted	3,363,334	11.65	—
Vested	(2,520,001)	11.93	—
Outstanding as of December 31, 2024	873,333	12.17	0.17

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

13.
Share-based compensation—(Continued)

Restricted share units—(Continued)

The weighted-average grant-date fair value of RSUs granted during the year 2022, 2023 and 2024 was RMB22.98, nil and RMB11.65, respectively. The total intrinsic value of RSUs vested during the years ended December 31, 2023 and 2024 was RMB618 and RMB30,063, respectively and total intrinsic value of outstanding RSUs as of December 31, 2024 was RMB10,625.

The share-based compensation expenses related to RSUs of RMB4,295, RMB1,111 and RMB35,794 were recognized by the Group for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2024, there were RMB3,987 of total unrecognized compensation expenses related to RSUs for the future period.

The Group recorded share-based compensation expense of RMB174,236, RMB134,402 and RMB166,741 for the years ended December 31, 2022, 2023 and 2024, respectively, which were classified in the consolidated statements of operations as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Fulfillment expenses	44,408	23,390	20,649
Selling and marketing expenses	36,104	17,240	68,858
General and administrative expenses	71,696	73,156	59,630
Technology and content expenses	22,028	20,616	17,604

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

14.
Net loss per share

Basic and diluted net loss per share for each of the year presented were calculated as follows. The Group had share options and non-vested restricted share units (Note 13) which could potentially dilute basic earnings per ordinary share in the future. The calculation of diluted net loss per share does not include the effect of share options and non-vested restricted share units shares as the effect of the inclusion was anti-dilutive.

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net loss	(2,467,937)	(156,250)	(8,229)
Denominator:
Weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share (note)	162,819,410	162,160,835	161,618,799
Net loss per ordinary share basic and diluted	(15.16)	(0.96)	(0.05)

Note: The vested but not exercised share options and RSUs with nominal exercise price were included in the weighted average number of ordinary shares for the purpose of calculating basic loss per ordinary share.

As of December 31, 2022, 2023 and 2024, diluted net loss per share does not include the following instruments as their inclusion would be antidilutive:

	2022	2023	2024
Share Options	16,960,117	13,881,531	12,300,341
Non-vested restricted share units	55,500	30,000	873,333
Total	17,015,617	13,911,531	13,173,674

15.
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

The balance of restricted net assets was RMB3,024,921 and RMB3,692,933 as of December 31, 2023, and 2024, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

16.
Related party transactions

The table below sets forth major related parties and their relationships with the Group:

Company Names	Relationships with the Group
JD.com, Inc., its subsidiaries and affiliates ("JD Group")	A shareholder of the Group
Shanghai Gulin Technology Co., Ltd and its subsidiaries (“Gulin Group”)	An investee of the Group
Jinsong and its subsidiaries (“Jinsong Group”)	An investee of the Group
AiFenLei and its subsidiaries (“AiFenLei Group”)	An investee of the Group
Shanghai Yuejun Environmental Protection Technology Co., Ltd. (“Yuejun”)	An investee of the Group
Shanghai Quanfu Information Technology Co., Ltd (“Quanfu”)	An investee of the Group

For the years ended December 31, 2022, 2023 and 2024, significant related party transactions were as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net Product Revenues
Products sold to Gulin Group	—	—	134

Net Service Revenues
Services provided to Jinsong Group	5,936	20,055	61,950
Services provided to Quanfu	—	—	2,506

Merchandise costs
Purchase from Quanfu	—	—	1,553
Purchase from JD Group	10,849	—	—
Purchase from Jinsong Group	—	242	—
Purchase from Gulin Group(1)	242,929	49,115	—

Operating expenses
Service received from JD Group(2)	363,764	438,431	566,549

Purchase of property, plant and equipment
Purchase from AiFenLei Group	—	—	24,518

Interest income from loans provided to related parties	—	2,420	49

Loan and repayment with related parties
Loan to Gulin Group	13,000	25,000	10,000
Loan to AiFenLei Group	—	70,000	171,703
Repayments from AiFenLei Group	—	70,000	180,000
Repayments from Gulin Group	13,000	25,000	10,000
Loan to Yuejun	—	—	2,250

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

16.
Related party transactions—(Continued)

As of December 31, 2023 and 2024, the amount due from/to related parties are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Due from JD Group (4)	58,788	101,859
Due from Jinsong Group
Other receivables from Jinsong Group	17,054	4,495
Due from AiFenLei Group
Other receivables from AiFenLei Group	13,909	9,404
Due from Quanfu	—	1,040
Due from Yuejun	231	753
	89,982	117,551
Due to JD Group
Other payables to JD Group (3)	76,026	108,505
Due to Jinsong Group	1,945	—
Due to Quanfu	—	1,122
Due to Yuejun	21	83
Due to Gulin Group	40	20
	78,032	109,730

(1)
Gulin Group is one of the new product suppliers of the Group, the Group mainly purchases new products from Gulin.
(2)
JD Group mainly provides services related to the business on Paipai platform, including channel sales services, advertising services, logistic services and so on. In May 2024, the Group renewed the BCA with JD Group for a term from June 1, 2024 to December 31, 2027 regarding channel sales services, advertising services and so on.
(3)
Other payables to JD Group mainly include channel commissions payable to JD Group.
(4)
Amount due from JD Group includes fund receivables from payment service provider of JD Group, cash collected by JD Group from third party merchants on behalf of the Group, and advance payment to customers on behalf of JD Group.
17.
Supply chain financing

Starting from 2023, China Merchants Bank (the “CMB”) offer supply chain financing services to the Group’s suppliers. Suppliers can sell one or more of the Group’s payment obligations at their sole discretion to the CMB to receive funds ahead of time to meet their cash flow needs. The Group’s rights and obligations are not impacted. The original payment terms, timing or amount, remain unchanged. The Group pledged cash in the amount of RMB132,000 as security of guarantees for the supply chain financing as of December 31, 2024.

The changes in the Group’s outstanding payment obligations confirmed as valid under the supplier chain financing program for the year ended December 31, 2023 and 2024, are as follows:

	Year ended December 31,	Year ended December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the year	—	456,965
Purchase from suppliers	895,161	384,375
Payment to suppliers	(438,196)	(307,662)
Balance at ending of the year	456,965	533,678

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

18.
Leases

The Group has leased office, operation centers and store premises under operating lease agreements for the periods from 2021 to 2034. As of December 31, 2023 and 2024, the Group had no long-term leases that were classified as a financing lease.

For the year ended December 31, 2022, 2023 and 2024, the lease expense is as follow:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease expense	57,302	50,183	60,232
Short-term lease expense	66,016	72,673	82,934
Total lease expense	123,318	122,856	143,166

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,	As of December 31,
	2023	2024
Operating lease:	RMB	RMB
Operating leases right-of-use assets (note)	55,944	127,824
Current portion of lease liabilities	33,509	49,992
Non-current portion of lease liabilities	22,495	79,934
Total operating lease liabilities	56,004	129,926
Weighted-average remaining lease term (in years) – operating leases	2.24	4.66
Weighted-average discount rate – operating leases	5.31%	3.63%

Note: The amount of operating leases right-of-use assets is presented within other non-current assets in the consolidated balance sheets.

As of December 31, 2024, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities are as follows:

Years ending	RMB

2025	53,688
2026	35,526
2027	14,707
2028	5,724
2029 and thereafter	30,383
Total undiscounted cash flows	140,028
Less: imputed interest	(10,102)
Total	129,926

Lease liabilities due within one year	49,992
Lease liabilities due after one year	79,934

Short-term lease commitment:
2025	40,594

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share, per share data or otherwise noted)

19.
Commitments and contingencies

Commitments

The Group has entered into contracts to use store premises that are not qualify for leases under ASC 842 as the lessors have substantive right to substitute the assets throughout the period of use. The expenses incurred under such contracts during the year ended December 31, 2024 were RMB747. Future payments under these non-cancellable contracts are RMB815 and RMB34 for the years ending 2025 and 2026, respectively.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	22,199	12,267	1,681
Short-term investments	71,570	40,184	5,505
Prepayments and other receivables, net	53,665	50,631	6,936
Total current assets	147,434	103,082	14,122
Non-current assets:
Long-term investments	5,628	51,783	7,094
Investments in and amounts due from subsidiaries	3,559,862	3,542,000	485,252
Total non-current assets	3,565,490	3,593,783	492,346
TOTAL ASSETS	3,712,924	3,696,865	506,468
LIABILITY
Current liability:
Accrued expenses and other current liabilities	1,463	2,313	316
Total current liability	1,463	2,313	316
TOTAL LIABILITY	1,463	2,313	316
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.001 par value, 941,472,561 and 941,472,561 shares authorized, 102,120,726 and 106,787,392 shares issued and 87,795,879 and 88,024,113 outstanding as of December 31, 2023 and 2024, respectively)	609	641	88
Class B Ordinary shares (US$0.001 par value, 47,240,103 shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively)	305	305	42
Class C Ordinary shares (US$0.001 par value, 11,287,336 shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively)	7	7	1
Additional paid-in capital	13,268,487	13,358,237	1,830,071
Treasury shares (US$0.001 par value, 12,240,463 and 16,439,902 shares as of December 31, 2023 and 2024, respectively)	(377,988)	(483,806)	(66,281)
Accumulated deficit	(9,163,134)	(9,171,363)	(1,256,472)
Accumulated other comprehensive loss	(16,825)	(9,469)	(1,297)
TOTAL SHAREHOLDERS’ EQUITY	3,711,461	3,694,552	506,152
TOTAL LIABILITY AND SHAREHOLDERS’ EQUITY	3,712,924	3,696,865	506,468

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Income(loss) and expenses
Selling and marketing expenses	—	(72)	—	—
General and administrative expenses	(15,909)	(15,079)	(15,285)	(2,094)
Other operating income	22,869	9,512	18,360	2,515
Interest income	—	—	2	0
Interest expenses	(1,297)	—	—	—
Share of loss in equity method investment	—	(12,644)	(14,213)	(1,947)
Other income, net	207,914	50,480	7,921	1,085
Equity in losses of subsidiaries and share of loss from former VIE and former VIE’s subsidiaries	(2,681,514)	(188,447)	(5,014)	(687)
Net loss	(2,467,937)	(156,250)	(8,229)	(1,128)
Foreign currency translation adjustments	(30,030)	8,883	7,356	1,008
Total comprehensive loss	(2,497,967)	(147,367)	(873)	(120)

The accompanying notes are an integral part of these consolidated financial statements. “0” in above table means less than RMB 1,000.

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash provided by operating activities	37,835	7,869	6,154	843
Cash flows from investing activities:
Purchase of long-term investments	(12,644)	—	(56,738)	(7,773)
Purchase of short-term investments	—	(71,570)	—	—
Investments in and loan to subsidiaries’ and former VIE’s subsidiaries	(595,130)	(14,573)	(226,642)	(31,050)
Collection of investments in and loan to subsidiaries’ and former VIE’s subsidiaries	804,743	223,171	450,071	61,660
Cash provided by investing activities	196,969	137,028	166,691	22,837
Cash flows from financing activities:
Proceeds from exercise of options	2,864	2,822	1,518	208
Repurchase of ordinary shares	(217,920)	(160,068)	(184,295)	(25,248)
Repayment for short-term borrowings	(30,720)	—	—	—
Cash used in financing activities	(245,776)	(157,246)	(182,777)	(25,040)

Net decrease in cash, cash equivalents	(10,972)	(12,349)	(9,932)	(1,360)
Cash, cash equivalent at the beginning of the year	45,520	34,548	22,199	3,041
Cash, cash equivalent at the end of the year	34,548	22,199	12,267	1,681
Supplemental cash flow disclosures of continuing operations:
Interest expenses paid	(1,297)	—	—	—

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

4. Besides the guarantee on the short-term borrowings of the subsidiaries as of the year ended December 31, 2024, there were no other material contingencies, significant provisions of long-term obligations, guarantees of the Company for the years ended December 31, 2022, 2023 and 2024.