Form 20-F
period 2025-12-31
ATRenew Inc.
filed 2026-04-08
CIK 1838957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

87,809,969 Class A ordinary shares (excluding (i) 1,003,760 Class A ordinary shares issued to our depositary bank for the purpose of bulk issuance, (ii) 14,620,082 Class A ordinary shares underlying ADSs repurchased by the issuer, and (iii) 3,353,581 treasury shares), 47,240,103 Class B ordinary shares, and 11,287,336 Class C ordinary shares, par value US$0.001 per share, as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

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
•
“RMB” and “Renminbi” are to the legal currency of China; and
•
“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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
•
the expected growth of the pre-owned consumer electronics transaction and service market;
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

ATRenew Inc. is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Were this holding company structure to be challenged or disallowed by any regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. This holding company structure also involves certain risks in terms of dividend distribution, direct investment in entities in Chinese Mainland and obtaining benefits under the tax treaty. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in Chinese Mainland to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese Mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—Chinese Mainland regulation of loans to and direct investment in Chinese Mainland entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our Chinese Mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3.D. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Chinese Mainland regulations relating to offshore investment activities by Chinese Mainland residents may limit our Chinese Mainland subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are Chinese Mainland residents to liability and penalties under Chinese Mainland law.” See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was amended by the Consolidated Appropriations Act, 2023 in December 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States and the NYSE may determine to delist the ADSs. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland and Hong Kong, including our auditor, the headquarters of which is located in Chinese Mainland. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese Mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese Mainland and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese Mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Doing Business in China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in Chinese Mainland and we are subject to complex and evolving laws and regulations in Chinese Mainland. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Permissions Required from the PRC Authorities for Our Operations and Securities Offerings

Our operations in Chinese Mainland are governed by laws and regulations in Chinese Mainland. Based on laws and regulations currently in effect in Chinese Mainland and the advice of our PRC counsel, Han Kun Law Offices, as of the date of this annual report, we have obtained licenses, permits and approvals from the government authorities in Chinese Mainland that are necessary for the business operations of our subsidiaries in Chinese Mainland, i.e. (i) the business license, (ii) the license for value-added telecommunications services for online data processing and transaction processing (limiting to commercial e-commerce), (iii) the food operation license for selling prepackaged food and alcoholic commodities and (iv) the approval for enterprises implementing other work hours system for implementing flexible work hours system and comprehensive work hours system for certain employees of our headquarters, certain offline AHS stores and operation centers. Our Hong Kong intermediate holding companies have also obtained licenses, permits and approvals that are necessary for the business operations in Hong Kong. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation.” Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we and our subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such permissions and approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of our ADSs to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

Furthermore, in connection with our past issuance of securities to foreign investors through public offering, under current laws, regulations and regulatory rules in Chinese Mainland, based on the legal advice of our PRC counsel, Han Kun Law Offices, as of the date of this annual report, we (i) have not been required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, and (iii) have not been required to obtain or denied such permissions from any other government authority in Chinese Mainland. On February 17, 2023, the CSRC released several regulations regarding overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines and the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, collectively, the Overseas Listing Filing Rules, which took effect on March 31, 2023. The Overseas Listing Filing Rules establish new requirements and procedures, essentially filing procedures, for direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” According to the Overseas Listing Filing Rules, and as advised by our PRC counsel, issuers that had completed overseas listings before March 31, 2023, such as our company, are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of Chinese Mainland, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. With respect to the cybersecurity review by the Cyberspace Administration of China, our PRC counsel has consulted the government authority in Chinese Mainland, which confirmed that, under the currently effective laws and regulations in Chinese Mainland, a company already listed on a foreign stock exchange before promulgation of the latest Measures for Cybersecurity Review is not required to go through a cybersecurity review by the Cyberspace Administration of China to maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective laws and regulations in Chinese Mainland, we are not required to go through a cybersecurity review by the Cyberspace Administration of China for our past issuance of securities to foreign investors through public offering and maintaining our listing status on the NYSE. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under Chinese Mainland law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Transfer of Funds and Other Assets Within Our Organization

ATRenew Inc. transfers cash to its wholly-owned subsidiaries in Hong Kong by providing loans and making capital contributions, and the Hong Kong subsidiaries transfer cash to the subsidiaries in Chinese Mainland by making capital contributions and providing loans to them.

The Company’s intermediate holding company, i.e. AiHuiShou International Company Limited, transferred cash to the Two Shanghai Subsidiaries, including the cash transferred to Shanghai Wanwuxinsheng and its subsidiaries after the complete unwinding of the variable interest entity structure, of nil in 2023, RMB2,330.7 million in 2024 and RMB3,170.1 million in 2025 by providing loans. The Company’s intermediate holding company received loan repayments from the Two Shanghai Subsidiaries of RMB511.5 million in 2023, RMB2,881.1million in 2024 and RMB3,202.8 million in 2025.

The Company transferred cash to its intermediate holding company of RMB14.6 million in 2023, RMB226.6 million in 2024 and RMB117.2 million in 2025 by making capital contributions, and the Company received cash from its intermediate holding company as investment returns of RMB223.2 million in 2023, RMB450.1 million in 2024 and RMB234.8 million in 2025.

There were no transfer of cash or other assets, dividends or distributions made to U.S. investors for the years ended December 31, 2023, 2024 and 2025. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

On August 18, 2025, our Board approved a three-year shareholder return plan commencing with the fiscal year 2025. Pursuant to this plan, we will allocate no less than 60% of our adjusted net income (non-GAAP) for each fiscal year to shareholder returns, which may be effected through dividend distributions, share repurchases, or a combination of both. Our Board will, at its discretion, evaluate and approve the specific form, timing, and amount of such shareholder return measures in any given fiscal year, taking into consideration our operating results, cash flow, capital requirements, and other relevant factors. On March 10, 2026, our Board approved a cash dividend for the fiscal year 2025 (the “FY2025 Cash Dividend”) to implement our three-year shareholder return plan adopted in August 2025. The FY2025 Cash Dividend will be paid to holders of ordinary shares and holders of ADSs of record as of the close of business on April 6, 2026, in U.S. dollars, in an amount of US$0.1 per ADS or US$0.15 per ordinary share. The total amount of cash to be distributed for the FY2025 Cash Dividend is expected to be approximately US$23.5 million. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around April 24, 2026.

Our subsidiaries in Chinese Mainland are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under laws in Chinese Mainland, our subsidiaries in Chinese Mainland are required to allocate at least 10% of their after-tax profits each year profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these Chinese Mainland laws and regulations, our Chinese Mainland subsidiaries are restricted in their ability to transfer a portion of their net assets, including paid-in capital, additional paid-in capital and the statutory reserve, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB3,024.9 million, RMB3,692.9 million and RMB3,944.9 million as of December 31, 2023, 2024 and 2025, respectively.

To the extent cash or assets in the business is in Chinese Mainland or Hong Kong or a Chinese Mainland or Hong Kong subsidiary, the funds or assets may not be available to fund operations or for other use outside of Chinese Mainland or Hong Kong due to imposition of restrictions and limitations on the ability of the Company or its subsidiaries by the PRC government to transfer cash or assets. For further details, see “Item 3. Key Information—D. Risk Factors—We may rely on dividends and other distributions on equity paid by our subsidiaries in Chinese Mainland to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese Mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

To date, no dividends or distributions have been made to ATRenew Inc. by our subsidiaries.

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

A.
Selected Financial Data

The following selected consolidated statements of operations and comprehensive (loss) income data for the years ended December 31, 2023, 2024 and 2025, selected consolidated balance sheets data as of December 31, 2024 and 2025, and selected consolidated statements of cash flows data for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2021 and 2022, the selected consolidated balance sheets data as of December 31, 2021, 2022 and 2023, and the selected consolidated statements of cash flows data for the years ended December 31, 2021 and 2022 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2021, 2022, 2023, 2024 and 2025:

	For the Years Ended December 31,
	2021		2022		2023		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Net revenues
Net product revenues	6,654,893	85.5	8,676,672	87.9	11,658,298	89.9	14,844,416	90.9	19,379,932	2,771,293	92.1
Net service revenues	1,125,382	14.5	1,192,752	12.1	1,307,484	10.1	1,483,984	9.1	1,668,324	238,567	7.9
Total net revenues	7,780,275	100.0	9,869,424	100.0	12,965,782	100.0	16,328,400	100.0	21,048,256	3,009,860	100.0
Operating (expenses) income
Merchandise costs	(5,735,393)	(73.7)	(7,596,613)	(77.0)	(10,338,870)	(79.7)	(13,086,418)	(80.1)	(16,699,982)	(2,388,066)	(79.3)
Fulfillment expenses	(1,062,066)	(13.7)	(1,123,495)	(11.4)	(1,123,994)	(8.7)	(1,382,273)	(8.5)	(1,761,718)	(251,922)	(8.4)
Selling and marketing expenses	(1,206,649)	(15.5)	(1,536,052)	(15.6)	(1,250,860)	(9.6)	(1,367,028)	(8.4)	(1,653,702)	(236,476)	(7.9)
General and administrative expenses	(433,629)	(5.6)	(230,421)	(2.3)	(265,981)	(2.1)	(306,782)	(1.9)	(275,008)	(39,326)	(1.3)
Research and development expenses	(264,560)	(3.4)	(227,812)	(2.3)	(195,679)	(1.5)	(210,364)	(1.3)	(243,912)	(34,879)	(1.2)
Goodwill impairment loss	—	—	(1,819,926)	(18.4)	—	—	—	—	—	—	—
Other operating income, net	26,950	0.3	41,238	0.4	36,264	0.3	53,434	0.3	42,241	6,040	0.2
(Loss) income from operations	(895,072)	(11.6)	(2,623,657)	(26.6)	(173,338)	(1.3)	28,969	0.1	456,175	65,231	2.1
Interest expense	(16,778)	(0.2)	(6,163)	(0.1)	(7,056)	(0.1)	(15,016)	(0.1)	(6,038)	(863)	—
Interest income	8,370	0.1	17,780	0.2	37,875	0.4	26,861	0.2	20,503	2,932	0.1
Other (loss) income, net	(50,367)	(0.6)	38,791	0.4	(5,887)	(0.1)	(41,256)	(0.3)	(10,342)	(1,479)	—
(Loss) income before income taxes and share of loss in equity method investments	(953,847)	(12.3)	(2,573,249)	(26.1)	(148,406)	(1.1)	(442)	(0.1)	460,298	65,821	2.2
Income tax benefits	143,863	1.8	111,783	1.1	42,530	0.3	56,877	0.3	(56,749)	(8,115)	(0.3)
Share of loss in equity method investments	(6,563)	(0.1)	(6,471)	(0.1)	(50,374)	(0.4)	(64,664)	(0.4)	(67,261)	(9,618)	(0.3)
Net (loss) income	(816,547)	(10.6)	(2,467,937)	(25.1)	(156,250)	(1.2)	(8,229)	(0.2)	336,288	48,088	1.6
Net (loss) income per share attributable to ordinary shareholders:
Basic	(13.76)		(15.16)		(0.96)		(0.05)		2.08	—
Diluted	(13.76)		(15.16)		(0.96)		(0.05)		2.07	—
Weighted average number of shares used in calculating net (loss) income per ordinary share
Basic	96,306,113		162,819,410		162,160,835		161,618,799		161,315,074	—
Diluted	96,306,113		162,819,410		162,160,835		161,618,799		162,191,874	—

The following table presents our selected consolidated balance sheets data as of December 31, 2021, 2022, 2023, 2024 and 2025:

	As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	1,356,342	1,703,626	1,978,696	1,970,183	1,537,461	219,854
Restricted cash	150,000	—	210,000	132,000	500	71
Short term investments	510,467	782,230	410,547	583,764	267,641	38,272
Total current assets	4,150,845	3,890,178	4,526,719	4,169,356	4,741,303	677,998
Intangible assets, net	1,075,811	544,650	270,631	56,603	10,653	1,523
Goodwill	1,803,415	—	—	—	—	—
Restricted cash included in the other non-current assets	—	—	2,000	500	500	71
Total non-current assets	3,351,917	1,158,577	966,360	921,365	1,224,641	175,121
Total assets	7,502,762	5,048,755	5,493,079	5,090,721	5,965,944	853,119
Total current liabilities	824,664	1,022,248	1,691,465	1,306,991	1,903,158	272,149
Total non-current liabilities	257,639	144,835	90,153	89,178	72,383	10,350
Total liabilities	1,082,303	1,167,083	1,781,618	1,396,169	1,975,541	282,499
Total shareholders equity	6,420,459	3,881,672	3,711,461	3,694,552	3,990,403	570,620

The following table presents our selected consolidated statements of cash flows data for the years ended December 31, 2021, 2022, 2023, 2024 and 2025:

	For the Years Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(1,017,962)	881,297	243,898	642,807	(414,569)	(59,283)
Cash (used in) provided by investing activities	(670,402)	(516,683)	172,013	(424,401)	(136,152)	(19,470)
Cash provided by (used in) financing activities	2,289,623	(186,043)	68,703	(307,708)	(13,680)	(1,957)
Effect of foreign exchange rate changes on cash and cash equivalents	(12,993)	18,413	2,456	1,289	179	26
Net increase (decrease) in cash, cash equivalents and restricted cash	588,266	196,984	487,070	(88,013)	(564,222)	(80,684)
Cash, cash equivalents and restricted cash at the beginning of the year	918,376	1,506,642	1,703,626	2,190,696	2,102,683	300,680
Cash, cash equivalents and restricted cash at the end of the year	1,506,642	1,703,626	2,190,696	2,102,683	1,538,461	219,996

Non-GAAP Financial Measures

We use adjusted income from operations and adjusted net income, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted income from operations represents (loss) income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income represents net (loss) income excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions, and tax effect of amortization of intangible assets resulting from assets and business acquisitions.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted income from operations and adjusted net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain transactions that are included in (loss) income from operations and net (loss) income. We also believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance. We believe that adjusted income from operations and adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted income from operations and adjusted net income should not be considered in isolation or construed as an alternative to loss from operations and net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical adjusted net (loss) income to the most directly comparable U.S. GAAP measures. Adjusted income from operations and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted income from operations and adjusted net income for the periods indicated to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are loss from operations and net loss for the periods indicated:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands, except for share numbers and per share data)
(Loss) income from operations	(173,338)	28,969	456,175	65,231
Add:
Share-based compensation expenses	134,402	166,741	52,877	7,562
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	290,677	214,028	45,952	6,571
Adjusted income from operations	251,741	409,738	555,004	79,364

Net (loss) income	(156,250)	(8,229)	336,288	48,088
Add:
Share-based compensation expenses	134,402	166,741	52,877	7,562
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	290,677	214,028	45,952	6,571
Less:
Tax effects of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(43,654)	(58,414)	(6,892)	(986)
Adjusted net income	225,175	314,126	428,225	61,235

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. The operational risks associated with being based in and having operations in Chinese Mainland also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from Chinese Mainland, the legal risks associated with being based in and having operations in Chinese Mainland could apply to our operations in Hong Kong, if the laws applicable to Chinese Mainland become applicable to entities and businesses in Hong Kong in the future. Full-fledged discussion of these risks can be found in the section headed “Risk factors.”

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
•
Any deterioration in our collaboration with JD Group could materially and adversely affect our business, results of operations and financial condition;
•
Failure to maintain our cooperative relationships with our major business partners may adversely affect our business prospects and business operations;
•
If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected;
•
We incurred net losses and had negative net cash flows from operating activities in the past, which may continue or happen again in the future;
•
The growth and profitability of our business depend on consumer sentiment. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer sentiment and therefore adversely affect our business, financial condition and results of operations;
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
•
We are subject to credit risks related to our accounts receivables, net and prepayments and other receivables, net;
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

Risks Related to Doing Business in the Jurisdiction Where We Primarily Operate

Our business operations are primarily conducted in Chinese Mainland and we are subject to complex and evolving laws and regulations in Chinese Mainland as well as risks and uncertainties relating to doing business in Chinese Mainland in general, including, but are not limited to, the following:

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
•
Uncertainties with respect to the legal system in Chinese Mainland and changes in laws and regulations in Chinese Mainland could adversely affect us. Certain laws and regulations in Chinese Mainland can change quickly, creating risks and uncertainties with respect to their interpretation and enforcement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us” on page 44 for more details;
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
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Chinese Mainland against us, our directors, or our management based on foreign laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, our directors, or our management based on foreign laws” on page 46 for more details;
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” on pages 42 and 43 for more details; and

•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 43 for more details.

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
•
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and holders of ADSs may not be able to exercise the same rights as our shareholders; and
•
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Risks Related to Our Business and Industry

Our industry is rapidly evolving and our business model may not continue to be successful or achieve wide acceptance as we anticipated.

The pre-owned consumer electronics transaction and service industry in China is still at an early stage of development and is rapidly evolving. There are few well-established and widely-accepted transaction and service platforms for pre-owned consumer electronics, nor are there any industry standards in pricing pre-owned consumer electronics and the pre-owned consumer electronics transaction and service market in general. Since the commencement of our business operations in 2011, we have also been trying different business strategies to explore the most effective business model for our operations. We believe that our business model is novel and we have a limited operating history on which investors can evaluate our business and prospects. Specifically, in addition to our online marketplaces, we only started to pilot our consumer electronics repair and refurbishment operations and our multi-category recycling business in 2022, and we officially launched our trade-in services in the global mobile phone brand’s official retail channels in Chinese Mainland in 2023. There is no guarantee that our innovative business model will continue to be successful or achieve wide acceptance as quickly or in a magnitude as we anticipated. As there are few comparable companies and established players in the market, we have to explore different business practices, formulate pricing strategies, set up procedures and standards by ourselves and learn from our own experience. Given that we have a limited history operating online marketplaces, we cannot assure you that we will be able to successfully anticipate and respond to industry trends and customer behavior, especially as we continue to broaden our customer base and diversify our product offerings. Potential investors in our ADSs should carefully consider the risks and difficulties frequently encountered by companies in an early stage of development, as well as the risks we face due to our participation in a new and rapidly evolving industry, and our attempt to execute on a new and untested business model. Our efforts to develop our business model may not be successful, or we may not successfully overcome the risks associated with this expanded business model.

If we fail to attract and engage consumers, third-party merchants or other participants in the pre-owned consumer electronics value chain, or provide them with superior experience, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to engage consumers, third-party merchants or other participants in the pre-owned consumer electronics value chain and our ability to provide a superior experience to them, which in turn depends on a variety of factors. These factors include our ability to

•
expand into new product categories and provide additional value-added services in a timely manner to address evolving demand of consumers and third-party merchants,
•
maintain the reliability of our inspection, grading and pricing process,
•
deliver to consumers and third-party merchants products of quality that meet their expectations,
•
attract and manage consumers and third-party merchants on our online marketplaces,
•
continue to offer competitive prices for pre-owned consumer electronics/goods,
•
continue to cooperate with existing business partners or develop new business partners,
•
continue to innovate and enhance the functionality, performance, reliability, design, security, and scalability of our platform,
•
maintain and improve operating efficiency, reliability and customer experience of online transaction and service quality of our offline networks and personnel,
•
continue to expand our AHS store networks,
•
leverage technology and data to improve our services, and
•
provide superior after-sales service.

In order to expand our customer base, we have established our platform with both online and offline channels to maximize our access to potential consumers who intend to trade in or sell their personal electronics/goods. The number of consumer products transacted with us amounted to 32.3 million in 2023, 35.3 million in 2024 and 41.8 million in 2025. We have also cooperated with well-known cell phone brands to provide potential buyers with a trade-in option. In addition, we also partnered with JD Group to acquire user traffic for our platform. However, we cannot assure you we will be successful in maintaining our existing customer base and attracting new customers. The pre-owned consumer electronics transaction and service industry in China is still at an early stage of development, comparing to more developed markets in the world. Consumers may not be willing to trade in or recycle their personal electronics/goods or purchase pre-owned consumer electronics for various reasons. Our existing consumers who are receptive to trade-in or recycling of personal electronics/goods or purchasing pre-owned consumer electronics may find services provided by our competitors more attractive and choose to trade in, recycle or purchase on our competitors’ platforms. As a result, we may not be able to effectively maintain and grow our customer base, which would result in a lower volume of pre-owned consumer electronics traded on our platform and thus negatively and adversely affect our business, financial condition and results of operations.

Moreover, third-party merchants play an important role in the successful operations of our online marketplaces. As of December 31, 2025 there were around 520,000 third-party merchants registered as sellers on our PJT Market place. In terms of the transaction value, a majority of the pre-owned consumer products on our PJT Marketplace and Paipai Marketplace were sold by third-party merchants in 2025. As a result, attracting and maintaining our relationship with third-party merchants to our online marketplaces are critical to our business and results of operations. However, we may not be able to do so due to a number of factors, some of which are beyond our control. For example, if the transaction volume or the number of users on our marketplaces drop significantly, our third-party merchants may experience sales declines. As a result, they may not be able to generate profits as they expected, and thus choose not to renew their agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our third-party merchants or provide value-added services that meet the demand of third-party merchants. As a result, our third-party merchants may not be effectively motivated to sell more products or maintain the relationship with us, which could result in a decline in the transaction volumes and thus negatively affect our business and results of operations.

Furthermore, public perception that pre-owned consumer electronics/goods sold on our platform may be counterfeit or defective, even if factually incorrect or based on isolated incidents, could damage our reputation and have a negative impact on our ability to attract new customers or retain existing customers. If we are unable to maintain or improve positive awareness of our platform and our services, it may be difficult for us to maintain and grow our customer base, and our business, growth prospects, results of operations and financial condition may be materially and adversely affected.

As a result of the foregoing, we cannot guarantee you that we will always be able to provide a superior experience to consumers and third-party merchants as our business continues to evolve. Failure to do so could materially and adversely affect our business, financial condition and results of operations.

Any deterioration in our collaboration with JD Group could materially and adversely affect our business, results of operations and financial condition.

Collaboration with our business partners such as JD Group has been our key strategy to grow our customer base and increase the supply of pre-owned consumer electronics.

In June 2019, we entered into a five-year framework business cooperation agreement, as amended, with JD Group. In May 2024, we renewed the business cooperation agreement with JD Group for a term from June 1, 2024 to December 31, 2027. The cooperation with JD Group will continue in areas such as user traffic, technology support, and logistics, among others. In March 2026, we amended and restated the business cooperation agreement with JD Group, pursuant to which the term of the cooperation will automatically extend for an additional three years following the expiration of the original agreement, with the new expiration date being December 31, 2030. In 2025, the GMV of the pre-owned consumer electronics we collected through our AHS Recycle from JD Group’s platforms accounted for approximately 16.9% of our total GMV. If we are unable to maintain our collaboration with JD Group or if JD Group builds or invests in similar business as ours after the term of the agreement, our business, results of operations and financial condition would be materially and adversely affected. Even if we are able to maintain our relationship with JD Group, if JD Group experiences a business deterioration, a decline in market position or market share, or a damage to its brand image or reputation, our business and results of operations may also be negatively affected due to our reliance on and close relationship with JD Group and our customers’ trust on us may also diminish. In the event that we fail to maintain our relationship with JD Group, we cannot assure you that we will be able to establish a similar cooperative relationship with a comparable business partner under commercially reasonable terms in a timely manner. In addition, our business collaboration arrangement with JD Group contains certain undertakings made by JD Group that are beneficial to us. These undertakings, however, are contingent on our continuing to meet certain conditions. If we are unable to meet these requirements, the scope of our collaboration with JD Group could diminish significantly and the business collaboration arrangement with JD Group could even be terminated under certain circumstance, all of which could materially and adversely affect our business, results of operations and financial condition.

In addition to our strategic relationship with JD Group, JD Group also has a significant influence on our overall business operations. As of February 28, 2026, JD Group holds approximately 34.1% of our total issued and outstanding shares and approximately 36.2% of the total voting power of our shares. As a result, JD Group may have a conflict of interest with us and prevent us from engaging in transactions that may be beneficial to you as a holder of ADSs.

Failure to maintain our cooperative relationships with our major business partners may adversely affect our business prospects and business operations.

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

Business Overview—Our Strategic Partners” for more details of our collaboration with our business partners. However, we cannot assure you that we are able to maintain our relationships with our major business partners in the future. We may not be able to successfully extend or renew our current business collaboration arrangements with these business partners on commercially reasonable terms, or at all, upon expiration or early termination of the current arrangements. Furthermore, we, our employees and our business partners may inadvertently breach certain provisions and therefore subject us to liabilities under these arrangements. Disputes may also arise due to reasons that we are unable to foresee. If we are unable to resolve disputes with our business partners, we may not be able to continue our cooperation with them. In addition, certain of our business partners may in the future become subject to sanctions imposed by the U.S. government or other applicable authorities. If this were to occur, we may be required to modify or cease our cooperation with such parties so as to comply with applicable laws and regulations.

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

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. As of December 31, 2023, 2024 and 2025, we had 1,819, 1,861 and 2,195 AHS stores, located in 268, 283 and 298 cities in China. We have achieved significant growth in our total net revenues in recent years. In 2023, 2024 and 2025, we generated net revenues of RMB12,965.8 million, RMB16,328.4 million, and RMB21,048.3 million (US$3,009.9 million), respectively. We plan to further expand our sources of supply and continue to empower industry participants. For example, we plan to further expand our AHS store network into lower-tier cities and strengthen our cooperation with JD Group to increase customer traffic on our platform. In addition, we plan to further strengthen the industry leading infrastructure and standards we established by further upgrading our operations centers to improve the accuracy, speed, and cost-effectiveness of our proprietary inspection, grading, and pricing of pre-owned devices. To support our growth, we will also continue to improve our technology capabilities, such as upgrading our operation centers with new automation technologies and further optimizing our pricing engine by continuing to leverage the data insights, and grow our international presence by collaborating with resellers in new geographic locations such as Southeast Asia and Middle East to increase the global circulation of pre-owned devices from China and export our technology and service offerings to device resellers in these international markets. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We incurred net losses and had negative net cash flows from operating activities in the past, which may continue or happen again in the future.

We incurred net losses of RMB156.3 million in 2023 and RMB8.2 million in 2024. In addition, our operating activities had generated negative net cash flows in 2025. We may continue to further develop and expand our business, upgrade our technologies, and these investments may not result in an increase in profit or positive net cash flows from our operations in the future.

We may continue to incur losses and generate negative net cash flows again from our operations in the future for a number of reasons, including decreasing demand or slower than expected increase in demand for pre-owned consumer electronics and our services, increasing competition, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If our revenues decrease, we may not be able to reduce our expenses proportionally in a timely manner because a significant portion of our expenses are fixed. In addition, if we reduce our expenses, we may limit our ability to acquire consumers and third-party merchants and grow our revenues. Accordingly, we may not be able to achieve profitability and we may continue to incur net losses in the future.

The growth and profitability of our business depend on consumer sentiment. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer sentiment and therefore adversely affect our business, financial condition and results of operations.

The success of our business depends, to a significant extent, on the consumer sentiment both in China and in the international markets where we operate. A number of factors beyond our control may affect the consumer sentiment on merchandise that we offer, including, among other things:

•
general economic and industry conditions;
•
disposable income of consumers;
•
discounts, promotions and merchandise offered by our competitors;
•
negative reports and publicity about the pre-owned consumer electronics transaction and service industry;
•
outbreak of viruses or widespread illness;
•
unemployment levels;
•
minimum wages and personal debt levels of consumers;
•
access to consumption loans by consumers;
•
consumer confidence in future economic conditions;
•
fluctuations in the financial markets; and
•
natural disasters, war, terrorism and other hostilities.

Fluctuations in consumer confidence and sentiment may affect or shift demand for pre-owned consumer electronics sold on our online marketplaces. Such changes may also influence our selling and promotional expenses. Adverse economic conditions and any related decrease in consumer demand for pre-owned consumer electronics could have a material adverse effect on our business, financial condition and results of operations. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Starting from June 2022, we have further expanded the product categories for our recycling business to include used luxury goods, gold and jewelry, among other high-value consumer goods. We primarily rely on third-party service providers that have extensive industry experience to provide inspection, grading and pricing services for these new product categories. If the consumers or third-party merchants on our platform are not satisfied with the services provided by these third-party service providers, their trust and confidence in our brand may be impaired, which could materially and adversely affect our business, results of operations and financial condition.

The price differences between our collection and resale of pre-owned consumer electronics in connection with transactions we operate directly and the fees we charge from transactions on our online marketplaces may fluctuate or decline in the future. Any material decrease in such fees or price differences would harm our business, financial condition and results of operations.

We generate revenues primarily by earning the price differences between our collection and resale of pre-owned consumer electronics, and by charging fees and commissions for transaction and service we provide on our online marketplaces, such as commission fee on our merchant and consumer marketplaces and transaction service fee for value-added services on our consumer marketplace. For PJT Marketplace, we charge both the merchants and buyers a commission fee that ranges from a total of approximately 6% to 7% of the executed transaction price in 2025. Generally, the commission fee charged to the merchants is determined as a percentage based on the executed transaction price, and the commission fee charged to buyers is determined as a negotiated tiered amount. For Paipai Marketplace, commission fees are charged to merchants only. Such commission fee is determined as a percentage based on the executed transaction price, typically ranging from approximately 3% to 5% of the executed transaction price. Maintaining and growing our revenues depends on a number of factors, including:

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

If we are unable to expand our AHS store network successfully, our business or results of operations would be adversely affected

We plan to further expand our AHS store network. As of December 31, 2025, we had 1,002 directly-operated AHS stores and 1,193 jointly-operated partner stores, respectively. However, we may not be able to expand our AHS store network as we planned. AHS store network expansion has required and will continue to require substantial investments and commitment of resources. The number and timing of the offline AHS stores actually opened during any given period are subject to a number of risks and uncertainties, including our ability to:

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
•
obtain adequate funding for development and expansion costs;
•
obtain and renew the required licenses, permits and approvals; and
•
recruit and retain talents with sufficient experience in the pre-owned consumer electronics transaction and service industry.

Particularly, we work with business partners with local resources to join our AHS store network and open AHS stores. However, we may not be able to identify business partners with sufficient resources and strong local ties to collaborate with us. Even if we are able to attract a sufficient number of business partners to join our AHS store network, there is no assurance that they will be willing or able to renew their agreements with us, which may result in a decrease in the number of AHS stores in our AHS store network and negatively affect our store expansion plan. We will also need to carefully consider geographical locations of AHS stores in our AHS store network so as to reach consumers to the maximum extent while avoiding cannibalization resulting from geographical proximity among stores.

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

We rely on offline AHS stores to collect a large portion of pre-owned consumer electronics traded on our online marketplaces. AHS stores also serve as a complement to our online AHS operations and help us reach consumers directly. The successful operation of AHS stores hinges on the ability to provide superior experience to consumers and business partners. If we are unable to provide a superior experience, our consumers and business partners may lose confidence in us. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and thus cause us to lose customers and market share. Apart from providing superior customer experience, there are also a number of other factors that may affect the successful operation of AHS stores, including, without limitation, our ability to secure premises for AHS stores in locations that are strategically beneficial to our business; our ability to adjust AHS store operations to timely respond to changes in market demand and consumer preferences; our ability to manage costs of in operating AHS stores; our ability to handle negative publicity, allegations, and legal proceedings; our ability to ensure full compliance with the laws and regulations, and maintain adequate and effective control, supervision and risk management over AHS stores; and our ability to monitor the overall operation of AHS stores. If we are unable to operate AHS stores successfully, we and our business partners will have to shut down underperforming AHS stores. We may also terminate our cooperation with our AHS store partners if their business, financial conditions and operating results are below our expectation. In the past, we terminated our cooperation with certain number of AHS store partners due to the underperformance of certain AHS stores. In addition, if our AHS store partners run into financial difficulties or even become bankrupt as a result of unsuccessful operation, our business and results of operations would be adversely affected.

We rely on our AHS store partners to expand our AHS store network. Failure by our AHS store partners to provide satisfactory products or services and successfully operate offline AHS stores or any illegal actions or misconduct of our AHS store partners could materially and adversely harm our reputation, business and results of operations.

In addition to our directly operated AHS stores, we also cooperate with AHS store partners to jointly operate a large number of AHS stores. As of December 31, 2025, 1,193 of all 2,195 AHS stores were jointly operated by us and our AHS store partners. We believe consumers expect the same quality of our products and services regardless of whether they visit a store operated directly by us or by our AHS store partners, so we provide trainings to the store operation personnel and offer other necessary supports to help with store management. Besides, we conduct regular reviews of our AHS store partners and will reduce or even terminate our cooperation with those who do not meet our standards. Successful operations of jointly-operated stores directly affect our results of operations.

Despite the fact that we have direct access to key operational data of jointly-operated stores, we do not have a complete control on every aspect of the store operation. The efficiency and effectiveness of the store operations may be compromised if we fail to effectively monitor the store operations. Even if we can effectively monitor the operation of these AHS stores, there are still a number of factors beyond our control which may result in failure by our AHS store partners to successfully operate AHS partner stores in a manner consistent with our standards and requirements. For example, our AHS store partners may not be able to hire qualified clerks and other store operating personnel or provide optimal customer services, encounter financial difficulties or fail to achieve expected number of orders, which may negatively affect our results of operations. If our AHS store partners are unable to provide a superior customer experience, consumers may lose confidence in us. While we have the right to terminate our agreements with AHS store partners if they breach any material provisions of these agreements, we may not be able to identify problems and take action in a timely manner. As a result, our image and reputation may suffer, and our results of operations could be adversely affected.

Since over 54.4% of AHS stores were jointly-operated stores as of December 31, 2025, maintaining the relationship with our AHS store partners and attracting new AHS store partners to join our store network are important to our business and results of operations. We cannot guarantee you that we are able to maintain the relationship with our AHS store partners due to a number of factors, some of which are beyond our control. For example, if our products or services fail to attract consumers, our AHS store partners may experience declines in transactions. As a result, they may not be able to generate investment returns as they expected, and thus choose not to renew their agreements with us. Declines in transactions or unsuccessful operation of AHS stores could also arise from failures by our AHS store partners to lease premises in optimal locations with large consumer traffic and commercial potentials, hire and train qualified store managers or other sales personnel, insufficient experience in operating retail stores, and lack of overall store management experience, among others. As a result, our AHS store partners may terminate their agreements with us or choose not to renew such agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our AHS store partners. As a result, our AHS store partners may not be effectively motivated to provide trade-in services or continue the cooperative relationships with us. If our AHS store partners decide to shut down the stores they opened, we will refund the corresponding deposit to them. If our AHS store partners decide to shut down a large number of AHS stores within a very short period of time, we may need a large amount of cash to refund the deposits. As a result, we may experience liquidity risks. In addition, we may not be able to attract a sufficient number of new AHS store partners to join our network and open AHS stores, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

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

Even if we are able to maintain our relationship with third-party merchants and attract more third-party merchants and consumers to our online marketplaces, we are subject to various risks in connection with third-party merchants. We do not have as much control over the quality of pre-owned products sold by third-party merchants on our online marketplaces as we do over the products that we sell directly ourselves. In particular, under POP model, we do not inspect pre-owned consumer electronics sold by them on our platform, nor do we determine the prices of those products, which makes it more difficult for us to ensure that consumers and third-party merchants get the same high-quality products and services for all products sold on our marketplaces. If any third-party merchant fails to adhere to our quality standards and requirements, fails to timely deliver the products to buyers, delivers products that are defective or materially different from description, sells counterfeit or unlicensed products, or sells products without licenses or permits as required by the laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party merchant, the reputation of our online marketplaces and our brands could be materially and adversely affected and we could face claims to hold us liable for the losses. Moreover, some products sold on our online marketplaces may compete with the products we sell directly, which may cannibalize our sales on our online marketplaces. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

We are subject to credit risks related to our accounts receivables, net and prepayments and other receivables, net.

Our accounts receivables, net and prepayments and other receivables, net subjected to credit risk primarily consisted of the outstanding amounts receivables from our business partners and merchants to whom we provide platform service, and the deposits paid to our service suppliers. As of December 31, 2023, 2024 and 2025, our accounts receivables, net amounted to RMB56.1 million, RMB59.0 million and RMB131.6 million (US$18.8 million), respectively. As of December 31, 2023, 2024 and 2025, our prepayments and other receivables, net amounted to RMB511.5 million, RMB539.1 million and RMB934.0 million (US$133.6 million), respectively. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” We conducted credit evaluations on our business partners, suppliers and merchants and required certain amounts of security deposits from them to manage our credit risk. We cannot assure you that we are or will be able to accurately assess the creditworthiness of each of our business partners, suppliers, and merchants before entering into agreements or extending credit terms, neither can we guarantee that each of these business partners, suppliers, and merchants will be able to strictly follow and enforce the payment schedules as agreed. In the event of default and increases in our credit risk exposure, we may incur impairment losses, and our financial condition and results of operations could be materially and adversely affected.

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

The Chinese Mainland regulatory requirements regarding cybersecurity, data protection and personal information protection are constantly evolving. On May 28, 2020, the National People’s Congress of the PRC enacted the Civil Code of the People’s Republic of China, or Civil Code, which came into effect on January 1, 2021. The Civil Code, in addition to the systematic codification of provisions from existing legislations, establishes general principles of privacy right and the protection of personal information, and provides clearer legal basis for civil actions against privacy and personal information related infringements and breaches. Before the enaction of the Civil Code, more specific provisions in relation to personal information protection are mainly set out in existing legislations including the PRC Cyber Security Law (effective from June 1, 2017 and last amended on January 1, 2026), the PRC E-commerce Law (effective from January 1, 2019), and the PRC Consumer Rights Protection Law (latest revision effective from March 15, 2014). Further, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Data Security Law on June 10, 2021, which became effective from September 1, 2021. Also, the PRC Personal Information Protection Law was enacted on August 20, 2021, which became effective on November 1, 2021. These two laws, together with the PRC Cyber Security Law, form the over-arching framework that governs data protection and cybersecurity in Chinese Mainland. The PRC Cyber Security Law has a focus on cybersecurity and the protection of the critical information infrastructure, while the PRC Data Security Law focuses on regulating “important data” and data processing activities that would have an impact on national security. The PRC Personal Information Protection Law focuses on protecting personal information. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security” for more details.

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

These laws, regulations and policies in Chinese Mainland can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard.

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

As of December 31, 2025, approximately 82.7% and 56.3% of the pre-owned consumer products traded on our PJT Marketplace and Paipai Marketplace, respectively, were cell phones. In recent years, we have expanded our business to cover more types of pre-owned consumer electronics, such as laptops, tablets and drones. Since 2022, we have carried out a pilot project to expand our business to cover more diversified pre-owned product categories, such as luxury goods, gold, jewelry and various household goods to further attract consumers and increase the transaction volumes on our platform. Expansion into diverse new product categories and service offerings involves new risks and challenges. Our lack of familiarity with these products and services may make it more difficult for us to anticipate customer demand and preferences. We may also be unable to effectively inspect and control the quality of these pre-owned goods appropriately or we may misjudge customer demand on our new service offerings. We may also face costly product liability claims, which would harm our brand and reputation as well as our financial performance. If competition in the new product and service categories intensifies, we may have to price aggressively and invest heavily to gain market share or remain competitive, which may adversely affect our profitability. As a result of various uncertainties and risks, it may be difficult for us to achieve profitability in the new product and service categories and our profit margin in these categories, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product and service categories.

Strategic acquisition of and investments in businesses and assets, and the subsequent integration of newly acquired businesses into our own, create significant challenges that may have a material adverse effect on our business, reputation, results of operations and financial condition.

To further expand our business and strengthen our market-leading position, we may tap into new market opportunities or enter into new markets by forming strategic alliances or making strategic investments and acquisitions. For example, we acquired Paipai Marketplace from JD Group in 2019. The addition of Paipai Marketplace has expanded our business to cover consumer online marketplace business, significantly increased our customer traffic, generated synergies to our existing businesses and strengthened our market position in the pre-owned consumer electronics transaction and service market. We have strategically invested in AiFenLei Global Co., Ltd. and its subsidiaries, a pioneering enterprise in household waste recycling, to serve as our business partner, aiming to extend the reach of our business and unlock synergistic value. If we are presented with appropriate opportunities in the future, we may acquire or invest in additional businesses or assets that are complementary to our business. For example, we plan to leverage our technology and service offerings to collaborate with international device resellers and may pursue international strategic initiatives through mergers, acquisitions and joint ventures outside of China. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, significant increase of our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired businesses. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. After devoting significant resources to potential acquisitions, the transactions may not be closed successfully due to strengthened anti-monopoly enforcement in Chinese Mainland. Moreover, we may not be able to achieve our intended strategic synergies and may record substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired businesses or manage a larger business. Our equity investees may generate significant losses, a portion of which will be shared by us in accordance with U.S. GAAP. In addition, we may incur impairment losses if the financial or operating results of those investees fail to meet the expectations. Considered the changes in market conditions, we performed quantitative impairment test on long-lived assets, including intangible assets and long-term investments and recognized nil, nil and RMB14.2 million (US$2.0 million) for the years ended December 31, 2023, 2024 and 2025, respectively. In connection with acquisitions, joint ventures or strategic investments outside China, we may from time to time, in some instances enter into foreign currency contracts or other derivative instruments to hedge some or all of the foreign currency fluctuation risks, which subjects us to the risks associated with such derivative contracts and instruments. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful, and any negative developments in connection with our acquisitions or strategic investment could have a material adverse effect on our business, reputation, results of operations and financial condition.

We are subject to various risks in connection with our repair and refurbishment business.

Since April 2022, we have started to pilot our consumer electronics repair and refurbishment operations, under which we sell pre-owned electronic devices with renewed components (such as batteries and screens) to consumers to further satisfy consumers’ demand for premium pre-owned devices and to expand our profit margin. The refurbished components, such as the batteries and screens, are sourced from original manufacturers of the devices or qualified suppliers. If the refurbished components delivered to us are defective or substandard, we may face product liability claims and the reputation of our online marketplaces and our brands could be materially and adversely affected. We operate repair and refurbishment business mainly by ourselves.

We may incur liability or become subject to claims or administrative penalties for stolen products sold on our platform or counterfeit, infringing, illegal or unauthorized products sold on our platform.

Pre-owned consumer electronics sold on our online marketplaces are sourced by us or third-party merchants from various channels. We have adopted measures to verify the authenticity and authorization of pre-owned consumer electronics sold on our online marketplaces and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products. We have also invested heavily in our inspection and authentication processes and we reject items we believe to be counterfeit. However, we cannot assure you that we are able to identify any and all unauthorized, counterfeit or illegal products, especially components and parts or accessories of the pre-owned consumer electronics, that infringe third parties’ intellectual property rights given the large amount of pre-owned consumer electronics being inspected. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit pre-owned consumer electronics and their components, parts and accessories. A portion of the pre-owned consumer products on our PJT Marketplace and Paipai Marketplace were inspected by third-party merchants as opposed to going through our inspection procedures. Under our standard form agreements, we typically require third-party merchants to indemnify us for any losses we suffer or any costs that we incur if the pre-owned consumer electronics they sell on our online marketplaces are stolen products or counterfeit, unauthorized or refurbished products. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in Chinese Mainland to protect our rights. In the event that counterfeit, unauthorized or infringing products are sold on our online marketplaces or infringing content is posted on our online marketplaces, we could face claims that may subject us to liabilities. If we fail to identify any infringing pre-owned consumer electronics including components and parts or accessories and such products are sold to purchasers, we may be subject to infringement claims and our reputation will also be harmed. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further selling the products. Potential liabilities we may be subject to under Chinese Mainland law if we negligently participated or assisted in infringement activities associated with counterfeit products include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged.

In addition, stolen products were and may continue to be sold on our online marketplaces, which could also result in negative publicity, and thus damage our reputation. Pursuant to the Chinese Mainland regulations, we, as the operator of AHS Recycle, are required to record information of each pre-owned consumer electronic product sourced by us and we would be subject to administrative penalties or even criminal liability if we knowingly engage in any sale of stolen pre-owned consumer electronic product that we sourced from other parties. We have been complying with the above information recording requirement and we have also been cooperating with the Shanghai Public Security Bureau to crackdown the sales of stolen products on our online marketplaces. However, third-party sellers’ actions are beyond our control and we cannot guarantee you that our online marketplaces will not be used as a channel by certain sellers to dispose of illegal products. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

If we fail to adopt new technologies or adapt our websites, mobile apps and systems to changing user or customer requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful or ineffective, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our mobile apps, websites and our business operation systems. The industries we operate in are characterized by rapid technological evolution, changes in user or customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. For example, we depend on the automation of our operation centers and the development and application of advanced technologies applied in our operation centers to effectively and efficiently inspect, grade and price the pre-owned consumer electronics we procure. In recent years, we invested in the development of many new technologies, such as supply sourcing technology and inspection, certification and pricing technology. Our research and development expenses amounted to RMB195.7 million, RMB210.4 million and RMB243.9 million (US$34.9 million) in 2023, 2024 and 2025, respectively. The development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet user or customer requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We may not be able to sustain our historical growth rates in the future.

We have experienced rapid growth since we commenced our business in 2011. We achieved 31.4% year-over-year revenue growth in 2023, as compared to 2022, 25.9% year-over-year revenue growth in 2024, as compared to 2023, and 28.9% year-over-year revenue growth in 2025, as compared to 2024. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow down or our revenues may decline for any number of possible reasons, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the pre-owned consumer electronics transaction and service industry in China, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

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

•
increase brand awareness through marketing and brand promotion activities; and
•
preserve our reputation and goodwill in the event of any negative publicity, including those on customer service, customer relationships, product quality, or other issues affecting us or other pre-owned consumer electronics transaction and service businesses.

We have received in the past, and we may continue to receive in the future, communications or complaints alleging that pre-owned consumer electronics sold through our platform are counterfeit, defective, inconsistent with the information provided on our platform, or the services provided by us are unsatisfactory to our consumers and third-party merchants. For example, our Paipai Marketplace received between 26,000 and 55,000 customer complaints annually, primarily concerning product quality and service issues, representing a complaint rate ranging from 0.6% to 1.3%. The information we include on our platform is collected and maintained by us, which may not be accurate or complete due to human error, technological issues or willful misconduct. Moreover, if third-party merchants experience difficulties in meeting our requirements or standards or provide inaccurate or unreliable information to us, we may be subject to legal liabilities for the actions or services of those third-party merchants and we may fail to maintain customer trust in our platform, which could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new consumers and third-party merchants or retain our current consumers and third-party merchants. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform and services, as well as pre-owned consumer electronics sold by us and third-party merchants through our online marketplaces, our business, growth prospects, financial condition and results of the operations could be materially and adversely affected.

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

We face intense competition in the pre-owned consumer electronics transaction and service industry in China. We compete for consumers, third-party merchants, orders, and pre-owned consumer electronics/goods. See “Item 4. Information on the Company—B. Business Overview—Competition.” Our competitors may have significantly more resources than we do, including financial, technological, marketing resources, and may be able to devote greater resources to the development and promotion of their platforms and services. They may also have deeper relationships with consumer electronics manufacturers, online marketplaces selling consumer electronics/goods and other third-party service providers than we do. This could allow them to develop new services, adapt more quickly to changes in technology and to undertake more extensive marketing campaigns, which may render our platform less attractive to consumers and businesses and cause us to lose market share. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Moreover, intense competition in the markets we operate in may reduce our service fees and revenue, increase our operating expenses and capital expenditures, and lead to departures of our qualified employees. In addition, new and enhanced technologies may increase the competition in the pre-owned consumer electronics transaction and service industry. New competitive business models may also appear to increase the competition. We may also be harmed by negative publicity instigated by our competitors, regardless of its validity. We have encountered and may in the future continue to encounter unfair competition from our competitors, which may adversely affect our business and reputation. Failure to compete with current and potential competitors could materially harm our business, financial condition and our results of operations.

Misconduct or illegal actions of our employees, third-party merchants or other business partners could materially and adversely affect our reputation, business, financial condition and results of operations.

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conducts and behavior, misuse of corporate authorization, or errors by our employees or their failure to perform their duties could subject us to legal liability and negative publicity. We work with third parties in providing many of our services and products on our platform, such as consumer electronics brands and e-commerce platform, through which we collect pre-owned consumer electronics, third-party merchants doing transactions on our platform, and third-party logistics service providers. We also engage third parties to provide professional services and for other business purposes from time to time. We carefully select our third-party suppliers, merchants, service providers and business partners, but we are not able to fully control their actions.

If any of these parties fail to perform as we expect, experience difficulty in meeting our requirements or standards, fail to conduct business ethically, fail to provide satisfactory services, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with these parties are terminated or not renewed, it could damage our business and reputation. In addition, if any third-party service providers or business partners that we work with ceases operations, temporarily or permanently, face financial distress or other business disruptions, increases their fees, or if our relationships with them deteriorate, we would suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers or business partners and experience delays in providing consumers and third-party merchants with similar services until we find or develop a suitable alternative. Furthermore, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business and results of operations would be materially and adversely affected.

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

Due to the lack of widely accepted industry standards and practices and as a result of our industry leading position, we have seen certain websites aggregate certain data we generated in our business operations, such as pricing information for pre-owned consumer electronics. As of the date of this annual report, we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us. Since we have a large customer base and established the largest pre-owned consumer electronics transaction and service platform in China, we may become an attractive target to such attacks or misappropriations in the future because of our brand recognition in the pre-owned consumer electronics transaction and service industry in China. We cannot assure you that we will be able to successfully halt the operations of these websites or third parties. Failure to do so could damage our reputation, divert customer traffic or supply of pre-owned consumer electronics from us and thus maternally and negatively affect our business operations, results of operations and financial condition.

We rely on third-party payment service providers to conduct payment processing and escrow services on our marketplaces. If those services are limited, restricted, curtailed or degraded in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Our users make payments through a variety of methods, including payment on our marketplaces or through our third-party online payment service partners, such as Weixin Pay (微信支付), Alipay (支付宝) Orangebank (橙e电商平台) and JD Pay (京东钱包). These services are critical to our platform. We rely on the convenience and ease of use that these service providers provide to our users. If the quality, utility, convenience or attractiveness of the services of these service providers decline for any reason, the attractiveness of our platform could be materially and adversely affected.

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

As of December 31, 2025, we operated eight centralized operation centers, equipped with proprietary data-driven processing technologies, in Dongguan, Changzhou, Wuhan, Chengdu, Tianjin, Shenyang, Xi’an, and Hong Kong. A vast majority of pre-owned consumer electronics sold on our marketplaces are first shipped to our operation centers in different locations for inspection, grading and pricing before they are sold to buyers. In addition, our operation centers serve as warehouses for pre-owned consumer electronics before they are delivered to buyers. If any business interruptions or accidents, including health pandemics and fires, were to occur, causing damage to pre-owned consumer electronics or our operation centers, our ability to provide services such as inspection, grading and pricing services could be materially and adversely affected and the shipment of pre-owned consumer electronics could be delayed. We cannot assure you that operation interruptions or service suspensions would not occur in the future. Any interruption or suspension of operation could have a material adverse effect on our market reputation, business, financial condition and results of operations.

Our product delivery, return, exchange and warranty policies may materially and adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping on to consumers and third-party merchants. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for consumers and third-party merchants to change their minds after completing purchases. In addition, pre-owned consumer electronics sold on our Paipai online stores are also subject to a one-year warranty. We may also be required by law to adopt new or amend existing return and exchange or warranty policies from time to time. These policies improve customers’ experience with us and promote customer loyalty, which in turn help us acquire and retain consumers and third-party merchants. However, these policies also subject us to additional expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers and third-party merchants, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our expenses, consumers and third-party merchants may be dissatisfied, which may result in loss of existing consumers and third-party merchants or failure to acquire new consumers and third-party merchants at a desirable pace, which may materially and adversely affect our results of operations. In addition, any negative publicity related to the quality of pre-owned consumer electronics sold on our marketplaces, with or without merits, could damage our brand image, decrease customer demand, and thus materially and adversely affect our business, operating results and financial condition.

We may be subject to product liability claims.

The pre-owned consumer electronics sold, either by third-party merchants or by us, on our online marketplaces may be defective. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the seller of the product. Although we would have legal recourse against the manufacturer of such products under Chinese Mainland law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

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

Our net inventories were RMB1,017.2 million, RMB535.1 million and RMB1,074.1 million (US$153.6 million) as of December 31, 2023, 2024 and 2025, respectively. As we plan to continue expanding our product offerings, we expect to include more pre-owned consumer electronics and other types of pre-owned goods in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

We use third-party cloud service providers to provide us with cloud services to support our business operations. With the expansion of our business, we may be required to upgrade our technology and infrastructure or those of cloud service providers to keep up with the increasing traffic on our platform. If the services provided are unable to meet our demand, or are disrupted, restricted, curtailed or degraded in any way or become unavailable to us, our business may be materially and adversely affected. In addition, we cannot assure you that we will be able to maintain amicable relationships with our cloud service providers. Our cloud service providers could choose to terminate their relationships with us or propose terms that we cannot accept. If we have to engage other cloud service providers and have to migrate our business operation data to new service providers, we cannot guarantee a smooth transition. We may suffer from unexpected incidents in the transition such as data loss, service interruptions, or loss of certain functionalities. As a result, we may have to incur extra expenses to mitigate losses incurred due to these incidents, which could be substantial. Most importantly, we may experience business interruptions due to these unexpected incidents, which would adversely affect our business operations and could also materially and adversely impact our results of operations. Besides, we have no control over the costs of the services provided by cloud service providers. If the prices we pay for those services rise significantly, our results of operations may be materially and adversely affected.

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

International expansion is a significant component of our growth strategy and may require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. Our overseas operations are subject to the laws of the countries in which we operate. We establish presences outside the Chinese Mainland through our international portal AHS Device. We utilize our operation center in Hong Kong to process collected devices according to standardized procedures before distributing them to markets outside the Chinese Mainland, such as Hong Kong and the Middle East. If any of our overseas operations, or our associates or agents, violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

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

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to expand our customer base, increase the transaction volume on our platform and enhance our brand recognition. For example, we entered into cooperation with top live streaming platforms to promote our platform and sell pre-owned consumer electronics. We have also placed a substantial amount of advertisements on JD Group’s platform. Our brand promotion and marketing activities may not be well received by consumers or third-party merchants and may not realize the levels of effectiveness that we anticipate. We incurred selling and marketing expenses of RMB1,250.9 million in 2023, RMB1,367.0 million in 2024 and RMB1,653.7 million (US$236.5 million) in 2025. Marketing approaches and tools in the pre-owned consumer electronics transaction and service market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

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

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, marketing and other operational personnel with experience in the pre-owned consumer electronics transaction and service industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, operation centers, customer service center and other back-office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. As we have a large AHS store network we are more vulnerable to labor costs increases than that of many of our competitors, which may put us at a competitive disadvantage. If the compensation package offered by us is not competitive in the market, we may not be able to provide sufficient incentives to or maintain stable and dedicated operational staffs and other labor support. Any failure to address these risks and uncertainties could materially and adversely affect our results of operations and financial performance. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

In accordance with the Chinese Mainland laws and regulations, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business license, electronic data interchange license and commercial franchise filing. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, the applicable laws and regulations.

We have not obtained business operation license for some of the offline AHS stores that we directly operate. As of December 31, 2025, 14 offline AHS stores directly operated by us had not obtained their business operation license. Pursuant to the Administrative Regulation of the People’s Republic of China on the Registration of Market Entities and the Measures for the Investigation and Punishment of Unpermitted and Unlicensed Business Operations, entities that engage in business activities without registration shall be ordered by the registration authority to make corrections and their illegal gains shall be confiscated; entities which refuse to make corrections shall be fined not less than RMB10,000 but not more than RMB100,000; if the circumstances are serious, they shall be ordered to close down and cease operations in accordance with the law and be fined ranging from RMB100,000 to RMB500,000. We are currently in the process of obtaining business license and completing the filings. As of the date of this annual report, we were not subject to any investigation or fine for these self-operated stores by the relevant government authorities.

Our collaboration with AHS store partners to jointly operate offline AHS stores is subject to the Chinese Mainland regulations governing franchise business. As advised by our PRC counsel, Han Kun Law Offices, Chinese Mainland laws and regulations require a franchiser to make franchise filing with the governmental authorities after entering into the first franchising agreement, and to further update such filing within 30 days after any change occurs to the filed information including those regarding the distribution of all franchisee stores across Chinese Mainland. Failure to do so may subject such franchiser to governmental authority’s order for the completion of such filings within a prescribed period of time and a fine up to RMB50,000. If such filings are not completed within the prescribed period of time, a fine up to RMB100,000 may be imposed and an announcement shall be made accordingly. We have completed the initial franchise filing for our brand AHS. As our business continues to expand across the nation and jointly-operated offline AHS stores have been opened from time to time along with the development of our business.

As a result, we are required to update our franchise filing on time to reflect the change in the distribution of franchisee stores pursuant to the Chinese Mainland laws and regulations. Given the scale and ongoing expansion of our jointly-operated offline AHS stores nationwide, we update our franchise filings at regular intervals to reflect the change in the distribution of franchisee stores. As of the date of this annual report, we have not been subject to any order to complete updated franchise filings, nor have we been subject to any fines or received any notification from relevant authorities to update such filing within a prescribed time period.

Furthermore, some of the approvals, licenses, permits and filings that we had obtained as of the date of this annual report may only be valid for a limited period of time and may be subject to periodic review or renewal by government authorities or relevant organizations. In addition, uncertainties exist with respect to the interpretation of legal requirements regarding certain approvals, licenses, permits and filings. In practice, the government authorities may take the view that certain approval, license, permit and filing is not required for operating our business though there may be different interpretations with respect to such requirements. We cannot assure you that the government authorities’ interpretation on such regulatory requirements will remain the same in the future. If we are required to obtain or renew the relevant approvals, licenses or permits or to make the relevant filings, we will have to take such actions in a timely manner. In addition, government authorities may impose additional licenses or permits or provides more strict supervision requirements in the future. There is no guarantee that we would be able to obtain or renew such licenses or permits or meet all the supervision requirements in a timely manner, or at all. If we and our subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain or renew the necessary permissions or approvals in a timely manner, or at all, and such permissions and approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of our shares or the ADSs to significantly decline or be worthless.

Our leased property interest may be defective and such defects may negatively affect our right to such leases.

We currently lease several premises in China. We face certain risks relating to our leased properties under laws and regulations of Chinese Mainland. For certain leased properties, the lessors have not provided us with ownership certificates or other documentation evidencing their title to the relevant leased property. Therefore, we cannot assure you that such lessors are entitled to lease the real properties to us. Also, the actual uses of certain of our leased properties are inconsistent with the use registered on the land use right certificate and the competent authorities may require the lessors or us to make relevant rectifications. In addition, certain of our leased properties are on the allocated land without obtaining the relevant authorities’ approvals for such leasing, for which the relevant authorities may require the lessors to return the land, or confiscate the proceeds from the leasing of the properties and impose fines on the lessor if such properties are leased without consent or handing in such income, as applicable. Accordingly, the relevant lease agreements may be deemed to be in breach of the related regulations and therefore be void. Furthermore, some of our leased properties were mortgaged by the owners to third parties before we entered into lease agreements with them, and if such owners fail to perform their obligations secured by such properties and the mortgage is enforced by the third parties, we may be unable to continue to lease such properties and may be forced to relocate as our lease in respect of such properties may not prevail against the pre-registered mortgage right. We cannot assure you that our leased properties do not have and will not have other defects that may affect our uses of these leased premises, or suitable alternative locations are readily available on commercially reasonable terms, or at all.

In addition, under the laws and regulations of Chinese Mainland, all lease agreements are required to be registered with the local land and real estate administration bureau. The lease agreements for some of our leased properties in Chinese Mainland have not been registered with the PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the authority. We cannot assure you that the lessors will cooperate and complete the registration in a timely manner once we are required to do so. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

Any failure or perceived failure by us to comply with anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

We have historically invested in or acquired certain assets or equity interests in other companies. We have also been invested by certain investors and entered into business cooperation with certain investor. In the future, we may continue to conduct acquisitions or investment transactions. By conducting these transactions, we are subject to risks related to compliance with anti-monopoly laws and regulations. The Chinese Mainland anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the State Administration for Market Regulation was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the departments under the Ministry of Commerce, the National Development and Reform Committee, or the NDRC, and the State Administration for Industry and Commerce of the PRC (which is the predecessor of the State Administration for Market Regulation), respectively. Since its inception, the State Administration for Market Regulation has continued to strengthen anti-monopoly enforcement:

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

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain consumers and third-party merchants and provide quality customer service. Almost all of the sales of pre-owned consumer electronics are made through our online marketplaces. The operations of offline AHS stores also rely on our proprietary business management systems and other technology systems. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our mobile apps and websites or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our mobile apps and websites. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the pre-owned consumer electronics transaction and service industry in China, we believe we are a particularly attractive target for such attacks. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

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

We adopted the Amended and Restated Share Incentive Plan in March 2016, which, together with five subsequent amendments, are referred to as the 2016 Plan, for the purpose of granting share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of our shareholders. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 21,920,964 ordinary shares. As of February 28, 2026, we had granted options to purchase 31,091,661 ordinary shares, among which options to purchase a total of 8,547,340 ordinary shares are outstanding. We have also adopted the 2021 share incentive plan in 2021, which was amended and restated in March 2023 and May 2025, or the 2021 Plan. The maximum aggregate number of ordinary shares that may be issued under the 2021 Plan is 13,615,595, plus an automatic increase by a number equal to 1% of the total number of ordinary shares outstanding on the last day of the immediately preceding fiscal year, on the first day of each fiscal year during the term of the 2021 Plan commencing with the fiscal year ending December 31, 2026. As of February 28, 2026, 6,546,258 restricted share units had been granted, among which 50,000 were outstanding, and options to purchase 7,583,842 ordinary shares had been granted, among which options to purchase a total of 3,870,553 ordinary shares were outstanding under the 2021 Plan.

We recorded share-based compensation expenses of RMB134.4 million in 2023, RMB166.7 million in 2024 and RMB52.9 million (US$7.6 million) in 2025. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by products or services offered by us or by third-party merchants on our marketplaces, or other aspects of our business. There could also be existing patents of which we are not aware that our products or other aspects of our business may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of Chinese Mainland’s patent laws and the procedures and standards for granting patents in Chinese Mainland are still evolving and are uncertain, and we cannot assure you that Chinese Mainland courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s attention and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Moreover, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

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

In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2025, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” Our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation.

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

We or our constituents, such as our directors and officers, may be involved in or subject to legal proceedings or administrative penalties from time to time.

We may be involved in or subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including those related to product liability, consumer protection, intellectual property, unfair competition, privacy, labor and employment, securities, real estate, tort, contract, property and employee benefit. We or our constituents may be involved in various legal or administrative proceedings and other disputes arising outside the ordinary course of our business. Certain of our current directors are involved in ongoing lawsuits, which did not relate to our Group or our business. There is no guarantee that we or our constituents, such as our directors and officers, will be successful in defending ourselves or themselves in the relevant legal and administrative actions or in asserting our rights or their respective rights under various laws. Even if we or our constituents, such as our directors and officers, eventually prevail in these legal and administrative actions or to assert our or their rights under various laws, enforcing these rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us or them to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension or revocation of licenses to conduct business.

Changes in U.S. and international investment and trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international investment and trade policies. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment to implement the executive order of August 9, 2023, or the Outbound Investment Rule. The Outbound Investment Rule became effective on January 2, 2025. The Outbound Investment Rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as Covered Foreign Persons. U.S. persons subject to the final rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as Covered Transactions. We do not believe ATRenew Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital would be significantly and negatively affected. In such case, the trading price of our Class A ordinary shares and/or the ADSs may be materially and adversely affected. Furthermore, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act largely preserves the core framework of the Outbound Investment Rule, while expanding its scope and coverage in certain respects. The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. In addition, starting in early 2025, tariff policies between the U.S. and China have undergone significant and rapid changes. This has created substantial uncertainty regarding future tariff rate. Although cross-border business may not be an area of our focus, if we plan to expand internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or, in particular, if the U.S. government takes further retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

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
•
PRC governmental regulations of foreign investment in China;
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

Risks Related to Doing Business in the Jurisdiction Where We Primarily Operate

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in Chinese Mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese Mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese Mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland and Hong Kong. Our auditor’s headquarters is located in Chinese Mainland and thus was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed Chinese Mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese Mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese Mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

We conduct our business primarily through our subsidiaries in China. Our operations in Chinese Mainland are governed by laws and regulations in Chinese Mainland, including foreign investment laws in Chinese Mainland. The Chinese Mainland’s legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in Chinese Mainland laws and regulations related to foreign investment in Chinese Mainland could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since Chinese Mainland administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

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

We conduct our business primarily through our subsidiaries in Chinese Mainland, including Shanghai Wanwuxinsheng. Our operations in Chinese Mainland are governed by laws and regulations in Chinese Mainland. The PRC government, through the evolving regulatory system, has significant oversight over the conduct of our business operation and may intervene or influence our operations and exert more oversight and control over our operations and offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material adverse change in our operation and/or the value of our ADSs. Currently, the PRC government does not directly intervene our operations through political orders or otherwise. Nonetheless, we cannot rule out the possibility that the PRC government may, through the evolving regulatory system, intervene or exert more influence over our operations, offerings conducted overseas and/or foreign investment in China-based issuers.

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

We are a company incorporated under the laws of the Cayman Islands, and a majority of our assets and operations are located in China. In addition, Mr. Jingbo Wang, an independent director of our company, is a resident of Hong Kong, and all of our other directors and officers listed in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” reside within Chinese Mainland. All of them are PRC nationals and are based in Chinese Mainland. As a result, it may be difficult for you to effect service of process upon us or those persons inside Chinese Mainland. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or Chinese Mainland would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “Item 4. Information on the Company—B. Business Overview—Regulation— Enforceability of Civil Liabilities in Chinese Mainland” for more details.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in Chinese Mainland may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the Chinese Mainland courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of Chinese Mainland laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a Chinese Mainland court would enforce a judgment rendered by a court in the United States.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in Chinese Mainland. For example, in Chinese Mainland, there are significant legal and other obstacles to providing information needed for shareholder investigations or litigation initiated outside Chinese Mainland. Although the authorities in Chinese Mainland may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator may directly conduct investigation or collect evidence within the territory of the PRC and no entities or individuals may provide documents or materials in connection with securities activities without proper authorization as provided by Article 177. While detailed interpretation of or implementation rules under Article 177 have yet to be available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within Chinese Mainland may further increase difficulties faced by investors in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by Chinese Mainland’s exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Certain Chinese Mainland regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned; (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law which became effective in 2008 and was last amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Administration for Market Regulation before they can be completed. In addition, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors that became effective in September 2011 and the Measures for the Security Review of Foreign Investment that became effective in January 2021 require acquisitions by foreign investors of Chinese Mainland companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce and the NDRC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Chinese Mainland’s M&A Rules and certain other regulations establish complex procedures for certain acquisitions of Chinese Mainland companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Chinese Mainland.

A number of Chinese Mainland laws and regulations have established procedures and requirements that could make merger and acquisition activities in Chinese Mainland by foreign investors more time consuming and complex, such as the Anti-monopoly Law, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Rules, and the Measures for the Security Review of Foreign Investment, or the Foreign Investment Security Review Measures. These laws and regulations impose requirements in some instances that the Ministry of Commerce and/or the NDRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese Mainland enterprise. In addition, the Anti-Monopoly Law requires that anti-monopoly enforcement agencies be notified in advance of any concentration of undertaking if certain thresholds are triggered. The M&A Security Review Rules provide that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Moreover, the Foreign Investment Security Review Measures provide that foreign investors or the parties in Chinese Mainland shall proactively report to the Office of the Working Mechanism any foreign investment in, among other sectors, important information technology and internet products and services and key technology that involve national security concerns and result in the foreign investor’s acquisition of actual control of the enterprise invested in before making such investment. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Chinese Mainland regulations relating to offshore investment activities by Chinese Mainland residents may limit our Chinese Mainland subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are Chinese Mainland residents to liability and penalties under Chinese Mainland law.

In July 2014, the State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires Chinese Mainland residents (including Chinese Mainland individuals and Chinese Mainland corporate entities as well as foreign individuals that are deemed as Chinese Mainland residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a Chinese Mainland individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are Chinese Mainland residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be filed with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE.

Any failure or inability of the shareholders or beneficial owners who are Chinese Mainland residents to comply with the registration procedures set forth in these regulations, or any failure to disclose or misrepresentation of the controller(s) of the foreign-invested enterprise that is established through round-trip investment, may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our Chinese Mainland subsidiaries to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under Chinese Mainland law for circumventing applicable foreign exchange restrictions.

We have been notified that each of Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun has completed his initial registration with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be fully informed of the identities of all the Chinese Mainland residents holding direct or indirect interest in our company, and we cannot provide any assurance that these Chinese Mainland residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are Chinese Mainland residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Registration for the change in our entity that is established through round-trip investment might not be completed in a timely manner. Failure by our shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our Chinese Mainland subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our Chinese Mainland subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with Chinese Mainland regulations regarding the registration requirements for employee stock incentive plans may subject the plan participants in Chinese Mainland or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, Chinese Mainland citizens and non-Chinese Mainland citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the Chinese Mainland subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are Chinese Mainland citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our Chinese Mainland subsidiary and limit our Chinese Mainland subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under Chinese Mainland law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Stock Incentive Plans.”

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in Chinese Mainland who exercise share options or are granted restricted shares will be subject to Chinese Mainland individual income tax. Our Chinese Mainland subsidiaries have obligations to file documents related to employee share options or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution—Regulations Relating to Stock Incentive Plans.”

Enforcement of stricter labor laws and regulations in Chinese Mainland may adversely affect our business and our profitability.

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

Companies registered and operating in Chinese Mainland are required to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees’ different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Certain of our subsidiaries in Chinese Mainland did not make such registrations as those subsidiaries did not hire any employees. As a result, we may be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines. As confirmed by our PRC counsel, Han Kun Law Offices, as of the date of this annual report, we had not received any notice or been subject to any administrative penalties or other disciplinary actions from the relevant competent authorities in relation to the above-mentioned non-registration.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in Chinese Mainland, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

We may rely on dividends and other distributions on equity paid by our subsidiaries in Chinese Mainland to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese Mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our subsidiaries in Chinese Mainland for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries in Chinese Mainland incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under laws and regulations in Chinese Mainland, our subsidiaries in Chinese Mainland are wholly foreign-owned enterprise and may pay dividends only out of each of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. To the extent cash or assets in the business is in Chinese Mainland or Hong Kong or a Chinese Mainland or Hong Kong subsidiary, the funds or assets may not be available to fund operations or for other use outside of Chinese Mainland or Hong Kong due to imposition of restrictions and limitations on the ability of the Company or its subsidiaries by the PRC government to transfer cash or assets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution” for more information.

Our Chinese Mainland subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our Chinese Mainland subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our Chinese Mainland subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese Mainland companies to non-Chinese Mainland-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-Chinese Mainland-resident enterprises are incorporated.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of Chinese Mainland. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our Chinese Mainland subsidiaries to fund any cash and financing requirements we may have. Under existing Chinese Mainland foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our Chinese Mainland subsidiaries in Chinese Mainland may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Chinese Mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our Chinese Mainland subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside Chinese Mainland, or to make other capital expenditure payments outside Chinese Mainland in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Chinese Mainland regulation of loans to and direct investment in Chinese Mainland entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our Chinese Mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our Chinese Mainland subsidiaries. We may make loans to our Chinese Mainland subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our Chinese Mainland subsidiaries.

Any loans to our Chinese Mainland subsidiaries, which are treated as foreign-invested enterprises under Chinese Mainland law, are subject to Chinese Mainland regulations and foreign exchange loan registrations. For example, loans by us to our Chinese Mainland subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and medium or long-term loans by us to our Chinese Mainland subsidiaries must be recorded and registered with the NDRC. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and only by itself within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for its own use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective from June 2015 and last amended in March 2023, in replacement of the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, the Supplementary Notice of the General Affairs Department of the State Administration of Foreign Exchange on Relevant Operating Issues Concerning Strengthening the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-Invested Enterprises, and the Notice of the State Administration of Foreign Exchange on Issues Concerning Launching in Some Areas the Pilot Program to Reform the Management Mode of Foreign Exchange Capital Settlement of Foreign-Invested Enterprises. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within Chinese Mainland, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in Chinese Mainland in actual practice. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, last amended on December 4, 2023 and effective on the same day, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our Chinese Mainland subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in Chinese Mainland.

In light of the various requirements imposed by Chinese Mainland regulations on loans to and direct investment in Chinese Mainland entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our Chinese Mainland subsidiaries or future capital contributions by us to our Chinese Mainland subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our Chinese Mainland subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from financing activities and to capitalize or otherwise fund our Chinese Mainland operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If we are classified as a Chinese Mainland resident enterprise for Chinese Mainland income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Chinese Mainland shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the Chinese Mainland with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or State Administration of Taxation Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese Mainland-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by Chinese Mainland enterprises or Chinese Mainland enterprise groups, not those controlled by Chinese Mainland individuals or foreigners, the criteria set forth in the circular may reflect State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to State Administration of Taxation Circular 82, an offshore incorporated enterprise controlled by a Chinese Mainland enterprise or a Chinese Mainland enterprise group will be regarded as a Chinese Mainland tax resident by virtue of having its “de facto management body” in China and will be subject to Chinese Mainland enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in Chinese Mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in Chinese Mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in Chinese Mainland; and (iv) at least 50% of voting board members or senior executives habitually reside in Chinese Mainland.

We believe that we are not a Chinese Mainland resident enterprise for Chinese Mainland tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a Chinese Mainland resident enterprise for enterprise income tax purposes, we could be subject to Chinese

Mainland tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to Chinese Mainland tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within Chinese Mainland. Furthermore, if we are deemed a Chinese Mainland resident enterprise, dividends payable to our non-Chinese Mainland individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to Chinese Mainland tax at a rate of 10% in the case of non-Chinese Mainland enterprises or a rate of 20% in the case of non-Chinese Mainland individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-Chinese Mainland shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a Chinese Mainland resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in Chinese Mainland resident enterprises by their non-Chinese Mainland holding companies.

In February 2015, the State Administration of Taxation issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or State Administration of Taxation Public Notice 7. State Administration of Taxation Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, State Administration of Taxation Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. State Administration of Taxation Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the Chinese Mainland entity which directly owns the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring Chinese Mainland tax. As a result, gains derived from such indirect transfer may be subject to Chinese Mainland enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a Chinese Mainland resident enterprise. Both the transferor and the transferee may be subject to penalties under Chinese Mainland tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to safe harbor rule under State Administration of Taxation Public Notice 7, the Chinese Mainland tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

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

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-Chinese Mainland resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our Chinese Mainland subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under State Administration of Taxation Public Notice 7 and State Administration of Taxation Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

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
•
conditions in the pre-owned consumer electronics transaction and service industry;
•
announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
•
additions to or departures of our senior management;
•
fluctuations of exchange rates between the RMB and the U.S. dollar;

•
release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs; and
•
sales or perceived potential sales of additional Class A ordinary shares or ADSs.

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

As of the date of this annual report, Mr. Kerry Xuefeng Chen, our founder, chairman and chief executive officer, beneficially owned all of our issued Class C ordinary shares. JD.com Development Limited beneficially owned all of our issued Class B ordinary shares. Due to the disparate voting powers associated with our triple classes of ordinary shares, Mr. Chen and JD.com Development Limited will have considerable influence over important corporate matters. As of February 28, 2026, Mr. Chen beneficially owned 43.3% of the aggregate voting power of our company, through C&XF Group Limited, a company wholly owned by Mr. Chen, whereas JD entities beneficially owned 36.2% of the aggregate voting power of our company. Therefore, Mr. Chen and JD.com Development Limited have considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

As of February 28, 2026, our executive officers, directors and their affiliated entities together owned approximately 43.6% of our total voting power of our shares and JD Group owned approximately 36.2% of our total voting power of our shares. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

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

On December 28, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$100 million of our shares over a twelve-month period starting from December 28, 2021. On December 9, 2022, our board of directors authorized an extension of the share repurchase program adopted on December 28, 2021 for another twelve-month period starting from December 28, 2022, with all other terms remain unchanged. On March 12, 2024, our board of directors authorized another share repurchase program, under which we may repurchase up to US$20.0 million of our shares over a 12-month period starting from March 12, 2024. On June 21, 2024, our board of directors approved the modifications to the size and terms of the share repurchase program adopted on March 12, 2024, increasing the aggregate value of shares that may be repurchased to US$50 million and extending the effective term to June 27, 2025. On June 30, 2025, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$50.0 million of our shares (including in the form of ADSs) over a 12-month period starting from June 30, 2025. Our board of directors has the discretion to further adjust the share repurchase or authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our listed securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our Class A ordinary shares and/or ADSs. Furthermore, share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

You must not rely on our shareholder return plan on your investment in the ADSs because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors.

On August 18, 2025, our Board approved a three-year shareholder return plan commencing with the fiscal year 2025. Pursuant to this plan, we will allocate no less than 60% of our adjusted net income (non-GAAP) for each fiscal year to shareholder returns, which may be effected through dividend distributions, share repurchases, or a combination of both. Our Board will, at its discretion, evaluate and approve the specific form, timing, and amount of such shareholder return measures in any given fiscal year, taking into consideration our operating results, cash flow, capital requirements, and other relevant factors. On March 10, 2026, our Board approved a cash dividend for the fiscal year 2025 (the “FY2025 Cash Dividend”) to implement our three-year shareholder return plan adopted in August 2025. The FY2025 Cash Dividend will be paid to holders of ordinary shares and holders of ADSs of record as of the close of business on April 6, 2026, in U.S. dollars, in an amount of US$0.1 per ADS or US$0.15 per ordinary share. The total amount of cash to be distributed for the FY2025 Cash Dividend is expected to be approximately US$23.5 million. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around April 24, 2026.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and holders of ADSs may not be able to exercise the same rights as our shareholders.

Holders of ADSs do not have the same rights as our shareholders. Holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. An ADS holder will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of ADSs may vote only by giving voting instructions to the depositary. Upon receipt of their voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying their ADSs in accordance with their instructions. If we ask for the instructions of holders of ADSs, then upon receipt of their voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for their instructions, the depositary may still vote in accordance with instructions given by holders of our ADSs, but it is not required to do so. Holders of ADSs will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless they withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, holders of ADSs may not receive sufficient advance notice of the meeting to withdraw the shares underlying the ADSs and become the registered holder of such shares to allow them to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of ADSs from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that holders of ADSs would not be able to attend the general meeting or to vote directly. If we ask for the instructions of holders of ADSs, the depositary will notify holders of ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure holders of ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying Class A ordinary shares represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out the voting instructions of holders of ADSs. This means that holders of ADSs may not be able to exercise their right to direct how the shares underlying the ADSs are voted and holders of ADSs may have no legal remedy if the shares underlying the ADSs are not voted as requested by such ADS holders. In addition, an ADS holder will not be able to call a shareholders’ meeting.

Under the deposit agreement for the ADSs, if holders of ADSs do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying the ADSs at shareholders’ meetings unless:

•
we have instructed the depositary that we do not wish a discretionary proxy to be given;

•
we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
•
a matter to be voted on at the meeting would have a material adverse impact on shareholders; or the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that holders of ADSs cannot prevent the Class A ordinary shares underlying the ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

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

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses) or that would otherwise materially prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever. Moreover, amendments or supplements made in order to comply with newly adopted laws, rules or regulations may become effective before notice is given or within any other time period required for compliance, without prior consent of ADS holders. As a result, ADS holders may be bound by changes to the terms of the deposit agreement or the ADRs that may be disadvantageous to them. While ADS holders may have the option to sell their ADSs or surrender their ADSs and receive the underlying ordinary shares, they will not have the right to any compensation in connection with such amendments or supplements.

ADS holders’ rights to pursue claims against the depositary are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and holders of ADSs will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. For risks related to the enforceability of such exclusive forum selection provision, please see “Item 3. Key Information—D. Risk Factors—Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.” Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. ADS holders may not waive compliance with federal securities laws and the rules and regulations thereunder.

Holders of ADSs may not receive dividends or other distributions on our ordinary shares and holders of ADSs may not receive any value for them, if it is illegal or impractical to make them available to ADS holders.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that holders of ADSs may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to ADS holders. These restrictions may cause a material decline in the value of our ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) have exclusive jurisdiction to hear and determine claims arising under the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, in which the trial would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. Also, we may amend or terminate the deposit agreement without the consent of holders of ADSs. If holders of ADSs continue to hold their ADSs after an amendment to the deposit agreement, they agree to be bound by the deposit agreement as amended.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that holders of ADSs consult legal counsel regarding the jury waiver provision before investing in the ADSs.

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

Holders of ADSs may be subject to limitations on transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADS holders’ right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to holders of ADSs unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct almost all of our operations outside the United States and a majority of our assets are located in China. In addition, almost all our directors and officers reside within China for a significant portion of the time and almost all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Chinese Mainland may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, Chinese Mainland does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in Chinese Mainland of judgments of a court in any of these non-Chinese Mainland jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within Chinese Mainland.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in Chinese Mainland. For example, in Chinese Mainland, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside Chinese Mainland. Although the authorities in Chinese Mainland may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within Chinese Mainland may further increase difficulties faced by you in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

The currently effective memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and the ADSs.

Our currently effective memorandum and articles of association contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our triple-class voting structure gives disproportionate voting power to the Class B and Class C ordinary shares. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

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
•
the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the corporate governance listing standards of the New York Stock Exchange. However, rules of the New York Stock Exchange permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards of the New York Stock Exchange. We have chosen to follow home country practices for certain corporate governance practices. See “Item 16G.—Corporate Governance” for more information. Our shareholders may be afforded less protection than they would otherwise enjoy under the corporate governance listing standards of the New York Stock Exchange that are applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2025 or for any other taxable year, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will generally be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. No assurances can be given with regard to our PFIC status for our current or subsequent taxable years because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile), fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year.

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

B.
Business Overview

We are a leading pre-owned consumer electronics transaction and service platform in China. We created the first inspection, grading and pricing processes that helped standardize the pre-owned consumer electronics industry. While core to our success is our ability to effectively source supply, our offerings today span the entire value chain for pre-owned consumer electronics. We were founded in 2011 as a consumer-oriented single service provider focused on efficiently sourcing electronic devices through AHS Recycle, a leading online and offline offering for recycle and trade-in services in China. We have since evolved to an integrated transaction and service platform through the addition of PJT Marketplace, China’s leading B2B marketplace for trading electronic products and services, in late 2017. We further extended our capabilities to retail consumers through Paipai Marketplace, a retail marketplace for pre-owned products of certified quality which we acquired from JD Group in 2019. Starting from 2019, we have been increasing our international presence as well. With these offerings, we have reinvented how consumers, small merchants, consumer electronics brands, e-commerce platforms and retailers sell and purchase pre-owned consumer electronics. Over time, we hope to empower more participants, both in China and the rest of the world, to partake in the pre-owned electronics circulation ecosystem.

Our platform digitally integrates every step of the value chain. We obtain supply of pre-owned consumer electronics, process devices for resale using proprietary inspection, grading, and pricing technologies in our operation centers, and distribute processed devices to a variety of purchasers. We transact with consumers and small merchants at both the supply and demand sides of the value chain, ensuring that a diversity of participants have access to our platform. Through end-to-end coverage of the value chain and supply and demand participation supported by our quality and pricing benchmarks, we believe we set the standard for the industry in China. Our platform is frequently used by consumers and small merchants throughout the country for quality ratings and listing prices of pre-owned products before transacting. We leverage an online and offline presence to extend the reach of our platform. As of December 31, 2025, we had 2,195 AHS stores throughout China.

We serve a diverse base of participants on both the supply and demand sides of the value chain. On the supply side, AHS Recycle provides consumers with convenient channels to monetize idle goods. On the demand side, PJT Marketplace offers nationwide merchants of pre-owned consumer electronics with a comprehensive suite of trading solutions. We also serve consumers directly through Paipai Marketplace, where they can purchase a variety of pre-owned items, with a focus on consumer electronics. With our end-to-end value chain coverage and established standardization of inspection, grading and pricing process, we believe we have set the benchmark for the pre-owned consumer electronics industry in China. As our ecosystem evolves, we aim to bring more participants into the circular economy, fostering sustainable industry growth.

Building on our infrastructure and operational expertise in consumer electronics sector, we have evolved from single-category recycling into a comprehensive multi-category platform for pre-owned consumer goods. Nowadays, our broad consumer base can also trade other pre-owned goods, such as luxury goods, gold and jewelry, across over majority of our self-operated offline stores. This diversification has significantly broadened our market reach and growth potential.

Our Path of Evolution

Our business has evolved since our founding as follows:

•
2011 – 2017: In 2011, we started to procure pre-owned phones and other consumer electronics from consumers through AHS Recycle. We began developing our own quality standards and testing facilities for consumer electronics at the same time. In 2014, we expanded to offline channels by opening AHS stores offline in popular shopping malls. We later opened a series of AHS branded partner stores that are jointly-operated by our partners and us, which we refer to as AHS partner stores, in selected cities to further enhance our brand awareness, offline reach and service capabilities. In 2015, we started cooperating with e-commerce platforms such as JD.com, and consumer electronics brands, to attract their user traffic to our offline AHS stores for trade-in. The omni-channel trade-in network facilitated the procurement of consumer electronics, enabling us to scale up our business and accumulate know-how in the inspection, grading and pricing of pre-owned consumer electronics. From 2011 to 2017, our online channels include our AHS Recycle mobile app, our website, JD.com portals and the online platforms of consumer electronics brands that we cooperate with. In this period, we sold pre-owned consumer electronics procured through AHS Recycle to small merchants.
•
2017 – 2018: In late 2017, we launched PJT Marketplace, an online bidding platform where AHS Recycle and third-party sellers sell pre-owned consumer electronics to buyers, such as resellers, mom-and-pop stores and other small merchants. PJT Marketplace enables retailers and small merchants in the pre-owned consumer electronics transaction and service industry in China to transition online and complete transactions under our quality certification standards. Since the launch of PJT Marketplace, we have evolved from a proprietary trade-in service provider to an open platform transaction enabler, broadening our reach to a much larger total addressable market.
•
2019 – 2021: In 2019, we acquired Paipai, which we refer to as Paipai Marketplace, from JD Group and entered into a five-year framework business cooperation agreement with JD Group. Paipai Marketplace allows us to further satisfy demand for consumer electronics by extending our core transaction and service competencies to retail purchasers. This meaningfully complements the supply of consumer electronics provided through AHS Recycle. The acquisition and integration of Paipai Marketplace created a closed loop as supply sourced from consumers was then sold back to consumers. In the same year, we also began to expand and establish presences outside of Chinese Mainland to work with local carriers, merchants and retailers to collectively engage in global pre-owned consumer electronics procurement and distribution.
•
2022 – 2023: In April 2022, we started to pilot our consumer electronics repair and refurbishment operations with a view to further address consumers’ demand for premium pre-owned devices and to expand our profit margin. In June 2022, we introduced our multi-category recycling business to a selection of cities to reinforce AHS Recycle’s positioning as a trustworthy go-to destination for individuals to trade used luxury goods, gold and jewelry, among other high-value consumer goods, for cashback. In late 2022, we formed a strategic partnership with a leading global mobile phone brand to provide recycling and trade-in services, which we expect will strengthen our capabilities in recycling supply chain and boost our recycling penetration rate.In June 2023, we officially launched our trade-in services in the global mobile phone brand’s official retail channels in Chinese Mainland. This move represents an expansion of our sources of supply of pre-owned products beyond AHS stores, AHS Recycle online channels, and JD.com, among others.
•
2024 – 2026: In May 2024, we renewed the business cooperation agreement with JD Group for a term from June 1, 2024 to December 31, 2027. In March 2025, we opened our first PJT Marketplace flagship store in Shenzhen, dedicated to promoting transparency and disciplined growth within the industry. In March 2026, we amended and restated the business cooperation agreement with JD Group, pursuant to which the term of the cooperation will automatically extend for an additional three years following the expiration of the original agreement, with the new expiration date being December 31, 2030.

Our Platform

Our platform primarily consists of three components, AHS Recycle, PJT Marketplace and Paipai Marketplace.

•
AHS Recycle is our C2B offering catering to consumers who sell their pre-owned consumer electronics, luxury goods, gold and jewelry, among others, or trade pre-owned consumer electronics in exchange for new devices. AHS Recycle has diverse online channels, including AHS Recycle mobile app, Weixin official account and mini program, its website, its e-commerce platform partners’ portals and the online platforms of consumer electronics brands that we cooperate with. In addition, we also operate a nationwide network of 2,195 offline AHS stores throughout China as of December 31, 2025. AHS Recycle’s omni-channel capabilities that span across both online and offline channels deliver exceptional user experience. Throughout the service process, we are committed to safeguarding user data privacy and security. Devices procured from AHS Recycle are sold through PJT Marketplace (B2B offering), Paipai Marketplace (B2C offering), or other channels, including our stores operated at third-party platforms, our AHS stores, or AHS app and Weixin mini-program, and AHS Device.
•
PJT Marketplace is our B2B offering providing nationwide merchants of pre-owned consumer electronics with a comprehensive suite of buying and selling solutions. PJT Marketplace provides small merchants and other participants with a trading venue of the pre-owned consumer electronics that have been subject to standardized grading system and enables nationwide small merchants to penetrate value chain of the pre-owned consumer electronics trading industry by launching their own trade-in programs. Consumer electronics sourced from AHS Recycle are also sold to small merchants on PJT Marketplace.
•
Paipai Marketplace is our B2C offering on which consumers can purchase various types of pre-owned products, primarily consumer electronics. Through our strong proprietary supply chain capabilities, we provide quality assurance for consumer purchases regardless of whether the consumer purchases devices sourced from AHS Recycle or third-party merchants, enhancing consumer trust in buying and using pre-owned products. We mainly provide platform services to third-party merchants under two models: the consignment model where we conduct device certification in our operation centers, and the POP model where the devices do not go through our operation center. We also sell devices sourced from AHS Recycle on Paipai Marketplace. We select high-quality devices from among those sourced from third-party merchants and AHS Recycle and sell them in our Paipai online stores to attract more consumers. Under both models, we provide consumers on Paipai Marketplace with consistent high-quality customer services.

In addition, through AHS Device, our international portal, we sell pre-owned consumer electronics primarily sourced through mobile network operators and merchants in developed economies, to bidding platforms and other distributors outside of Chinese Mainland, primarily in Hong Kong, Southeast Asia and the Middle East.

We generate product revenues primarily from sales of devices that are sourced online and offline through AHS Recycle to buyers through PJT Marketplace and Paipai Marketplace, as well as other channels we operate. We also generate service revenues by charging a commission fee on each transaction completed on PJT Marketplace and Paipai Marketplace.

Supply Side

AHS Recycle

We procure consumer electronic devices through AHS Recycle via offline and online channels. For consumers who visit our offline AHS stores, they complete their orders on site. For consumers who visit AHS Recycle online, they have three options to complete an order: to go to a nearby offline AHS store as suggested by the online gateway, to arrange an inspection and pick-up by an AHS Recycle representative at the consumer's designated location, or to courier the device directly to an operation center, where the device is inspected, graded and priced.

Offline channels

We operate offline AHS stores in selected locations, including directly-operated stores primarily in first- and second-tier cities, and jointly-operated partner stores primarily in lower-tier cities. As of December 31, 2025, we had 1,002 directly-operated AHS stores, 1,129 jointly-operated standard AHS stores and 64 shop-in-shop AHS stores in China. There are two types of directly-operated stores. The first type consists of multi-category recycling stores, which are strategically located in popular shopping malls. These stores primarily focus on the recycling of consumer electronics but also accept a range of other items, including luxury goods, gold, jewelry and additional categories. The second type comprises smaller recycling stations, which are situated in community areas such as near subway passages. These stations are dedicated exclusively to the recycling of consumer electronics. For our directly-operated AHS stores, we lease the properties, employ the store clerks and take full control of the daily operations. Jointly-operated partner stores help us reach more consumers and procure more pre-owned consumer electronics. Under our cooperation with our AHS store partners, we provide training and intelligent operational systems to support in-store operating personnel and store management. In return, we share a portion of our profit with them.

Our AHS stores attract a large number of walk-in consumers, as they are located in areas with strong foot traffic, and also serve as convenient physical channels for device delivery. Consumers may also be guided to offline AHS stores by our business partners, such as consumer electronics brands and JD.com, and our AHS online channels. A typical consumer’s journey in an offline AHS store is as follows:

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

We are able to leverage our AHS stores to ensure seamless transaction experiences and high-quality customer service. Our overall business growth also benefits from the increased brand presence and awareness raised by our network of AHS stores. As of December 31, 2025, we had 2,195 AHS stores, respectively, located in 298 cities in China.

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

One-stop trade-in option. The consumer also has the option of trade-in through AHS Recycle. We cooperate with major e-commerce platforms and consumer electronics brands to offer new devices, and we provide consumers options to trade in with a seamless transaction experience. This helps business partners promote sales and marketing of their new devices and allow their consumers access to our widespread offline reach and exceptional supply chain capabilities. We do not charge the sales and marketing services to major e-commerce platforms and consumer electronic brands. If a consumer opts for a trade-in, we do not typically transmit any payment to the consumer, but instead apply the value of the consumer’s existing device towards lowering the overall amount of payment for the consumer’s new device. Consumers have the option to receive new devices in-store or via in-person pick-up. We usually arrange courier and bear courier costs for such trade-in transactions. For trade-in transactions, we provide similar certification, pricing and data erasing services as recycling transactions. We do not charge any additional fee, in the case that the customer asks to cancel the order after price quotation.

All devices procured from AHS Recycle are subjected to quality inspection and warehousing procedures, regardless of the sales channel. The specific quality inspection standards applied may differ depending on the sales channel. Devices suitable for refurbishment are repaired and then re-inspected.

Partnership with key supply sources

We have established, and intend to continue to build business alliances and partnerships to grow our supply sources. In 2019, concurrently with our acquisition of Paipai Marketplace second-hand business from JD Group, we entered into a five-year business cooperation agreement with JD Group. In May 2024, we renewed the business cooperation agreement with JD Group for a term from June 1, 2024 to December 31, 2027, which allows us to continue to cooperate with JD Group in the second-hand business by integrating resources and leveraging the strengths of both parties. The cooperation will continue in areas such as user traffic, technology support, and logistics, among others. In March 2026, we amended and restated the business cooperation agreement with JD Group, pursuant to which the term of the cooperation will automatically extend for an additional three years following the expiration of the original agreement, with the new expiration date being December 31, 2030.

We have also formed business alliances with leading consumer electronics brands, whom we refer to as our brand partners. We primarily cooperate with our brand partners under the trade-in scenario. Our brand partners typically offer trade-in services on their official website, mobile app and authorized offline retail stores, and these services are primarily supported by our service offerings. Customers of our brand partners are usually guided to our AHS stores to have their trade-in orders fulfilled. Hundreds of millions of annual active customer accounts on JD platforms and customers of our brand partners bring a significant number of devices transacted on AHS Recycle.

Third-party merchants

Third-party merchants and consumer electronics retailers can choose PJT Marketplace or Paipai Marketplace to sell the products they hold. Typically, between the two marketplaces, PJT Marketplace provides merchants with faster turnaround due to the highly efficient auction transaction model and fixed-price model. Paipai Marketplace allows merchants to enjoy a higher retail margin, as the products are sold directly to end users.

For all devices distributed on PJT Marketplace in 2025, 85.5% were inspected in our operation centers, while the remainder were inspected by third-party merchants, both under our certification and grading standards. We provide suggested pricing for each device listed on PJT Marketplace, regardless of whether the device has been inspected in our own operation centers. We charge sellers on PJT Marketplace a commission, which comprises of seller service fees, logistics service fees, quality inspection fees and storage fees. As of December 31, 2025, there were around 520,000 third-party merchants registered as sellers on our PJT Marketplace.

Third-party merchants on Paipai Marketplace sell their products under two models: the consignment model and the POP model. In the consignment model, we conduct device certification at our operation centers. Merchants supply products to our platform and set their own prices, while we manage all other operational aspects, including store operations, product management, traffic management and customer service. In the POP model, devices do not pass through our operation centers. Instead, sellers independently establish and operate their own stores. They are responsible for all aspects of store operations, including product management, price setting, traffic management and providing both pre-sale and after-sale customer service, such as handling returns. In 2025, the majority of products on

Paipai Marketplace were sold under the POP model as we shift our strategic focus from the consignment model to direct retail sales. We also operate our own flagship stores on Paipai Marketplace, where we typically sell our own goods and inspect and certify the devices in our operation centers.

Demand Side

Our revenue is generated from the goods distribution and services provided to merchants and consumers through transactions on our PJT Marketplace and Paipai Marketplace, as well as other channels we operate. For example, we have been actively exploring new avenues to reach a broader consumer base to sell our goods, such as opening our own stores or collaborating with third-party live streamers on social media platforms such as Douyin and Red Note. In 2025, among all devices transacted on our platform, 42.6% were distributed through PJT Marketplace, 30.9% were distributed through Paipai Marketplace and the rest 26.5% were distributed through other channels, including our stores operated at third-party platforms, our AHS stores, AHS app and Weixin mini-program.

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

We use blind auction and fixed-price sale to motivate more merchants to participate in PJT Marketplace. In a blind auction on PJT Marketplace, only the information of the device for sale is shown. Information of the seller and other bidders, and the bidding prices of other participating bidders are all hidden. Bidders must submit bids to compete for devices during the bidding period. Bids are ranked according to price, and the highest bidder is awarded the device. After winning, bidders are required to complete payment within the specified timeframe. Failure to do so will result in the automatic cancellation of the winning bid. Upon completion of a successful transaction, the winning bidder is notified. The fixed-price sale model offers complete price transparency, where sellers set clear prices based on prevailing market conditions and product quality. This model enables buyers to make immediate purchases without engaging in a bidding process, resulting in faster transactions and prompt payments to sellers. The fixed-price approach simplifies the purchasing process, offering both buyers and sellers greater certainty and efficiency compared to traditional auction methods.

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

Device certification and pricing. For pre-owned consumer electronics sold under the consignment model, either by other merchants or in our own flagship stores on Paipai Marketplace, we conduct certification and recommend retail prices using our proprietary pricing model. We believe this ensures the devices are reasonably priced, which in turn improves transparency of the transaction process and strengthens customer trust. Under the POP model, we do not conduct certification or recommend retail prices.

Customer support. Throughout the transaction process, the buyer can contact our customer service personnel via online chat or hotlines. The team is in charge of addressing customer queries and providing timely, comprehensive customer service.

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

Product return and quality warranty policy. To ensure product quality, we conduct in-transit quality inspections for select products sold under consignment model — After a buyer places an order, the third-party merchant ships the product to our warehouse for inspection. Only products that pass our qualify checks are shipped to the buyer. In addition, we offer buyers return policies. If the buyer is not satisfied with the product purchased from our own flagship stores and third-party merchants under the consignment model, he or she can apply for a return within seven days after receipt. The buyer can then courier the product to our operation centers and get the refund within one day upon our receipt of the product. In addition, for pre-owned consumer electronics sold in our own flagship stores, we offer a one-year quality warranty policy. Under POP model, we will carry out random product inspections on the consumer electronics sold under POP model and impose penalties on merchants whose products do not meet compliance standards.

Our Operation Centers and Stations

As of December 31, 2025, we operated eight centralized operation centers, equipped with proprietary data-driven processing technologies, in Dongguan, Changzhou, Wuhan, Chengdu, Tianjin, Shenyang, Xi’an, and Hong Kong. Our centralized operation centers in Changzhou and Dongguan have fully automated capabilities, with the latter being a more advanced second generation in multiple aspects, including inspection accuracy, operational efficiency, and storage capacity. As of December 31, 2025, we also operated 15 city-level operation stations as a complement to these centralized operation centers to enhance services accessibility for our customers. The eight centralized operation centers and the 15 city-level operation stations are generally functionally equivalent, differentiated primarily by the geographic markets they serve. The distribution stations feature automated tools for photographing and receiving goods, and then transfer the items to the centralized operation centers for further processing. As of December 31, 2025, we had a team of 353 personnel working in our centralized operation centers and city-level operation stations.

A substantial number of products sold on AHS Recycle, PJT Marketplace and Paipai Marketplace go through standard certification or inspection process at our operation centers. Our standard inspection examines up to 41 criteria and consists of three key steps: firstly, exterior inspection, such as scratch inspection; secondly, hardware inspection, such as Bluetooth inspection and touch screen inspection; and thirdly, interior inspection, such as water damage inspection. Upon completion of the inspection or certification, our system automatically generates a standardized report. Each report includes extensive information on the exterior, hardware and interior of the device. In 2025, approximately 85.5% of devices that were distributed on PJT Marketplace went through our proprietary inspection process in our operations centers, with the rest being inspected by third parties.

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

Our Services

Offline in-store service

As of December 31, 2025, there were 2,195 AHS stores in 298 cities across China. Our offline AHS stores serve as convenient access points for local walk-in consumers, which not only help us reach more consumers, but also increase our brand awareness.

In our AHS stores, our strong service capabilities enable a consumer to have his or her pre-owned consumer electronics certified, graded and priced within three minutes. Furthermore, store clerks provide speedy and efficient data migration and data erasing services to consumers for free through our proprietary data erasing software. Our AHS stores also provide certain trade-in services such as on-site inspection, grading and pricing to complement mail-in trade-ins. Besides, our AHS Recycle representatives can provide inspection and pick-up services at customer's designated locations upon request.

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

Quality warranty and return policy

Leveraging our deep industry know-how and our capabilities in inspection, grading and pricing of consumer electronics, we offer quality warranties for products sold on PJT Marketplace and Paipai Marketplace. We believe the quality warranty we offer showcases our expertise in the industry and promotes customer trust.

We provide a three-day return policy to purchasers on PJT Marketplace who prove the products they purchased to be defective by uploading pictures and other evidence. For purchasers on Paipai Marketplace, we provide a seven-day return policy. Buyers who wish to return the purchased products and have their requests approved can courier the products to our operation centers. We will issue the refund to the customer promptly upon receipt of the products and confirmation of refundability. The costs associated with the warranty was immaterial in 2025.

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

Paipai Marketplace received between 26,000 and 55,000 customer complaints annually, primarily concerning product quality and service issues, representing a complaint rate ranging from 0.6% to 1.3%. None of these complaints had a material adverse impact on our business operations or financial performance.

Logistics and online order fulfillment

We maintain a long-term cooperative relationship with reputable delivery service providers, including JD Logistics and SF Express, to fulfill our orders, who in turn provide to us and our customers tailored delivery and pick-up services.

Customers can seamlessly interact with us online and offline for their order fulfillment. When placing orders on AHS Recycle, customers may choose in-person delivery at an offline AHS store, onsite inspection and pick-up by an AHS Recycle representative, or door-to-door courier to one of our operation centers. For bidding orders placed on PJT Marketplace, we deliver the devices from our operation stations to the buyers through third-party delivery service providers. For purchase orders placed on Paipai Marketplace, we primarily utilize the services of JD Logistics to make deliveries.

Customer Service

Our customers can contact customer service representatives through our customer service hotline, real-time online chat, or our customer service e-mail. With a specialized team dedicated to effectively tackling customer concerns, we strive to align closely with customer expectations and sentiments. We maintain service quality by carefully selecting personnel, providing our customer service representatives with extensive training, and regularly monitoring and evaluating the performance of each representative. We have also developed AI customer service agents to provide intelligent customer service to our customers.

Our International Business

We are expanding our pre-owned consumer electronics transaction and service overseas, primarily through AHS Device. We anticipate that international markets will benefit from our proprietary inspection, grading and pricing technologies, which will automate the entire transaction process and significantly save time and labor costs.

We source pre-owned consumer electronics for distribution outside of Chinese Mainland primarily through mobile network operators and merchants in developed economies. Our pre-owned consumer electronics on our international portal also go through the standard inspection, grading and pricing process through our operation center in Hong Kong, and are then sold to other merchants internationally, primarily in Hong Kong, Southeast Asia and the Middle East.

We may pursue new strategic initiatives to expand our business overseas in the future, including through mergers, acquisitions and joint ventures outside of China. As of the date of this annual report, we have not identified any specific targets for mergers, acquisitions or establishing joint ventures.

We generated product revenues from the sale of pre-owned consumer products to overseas market through AHS Device.

Our Multi-Category Recycling Business

Our multi-category recycling business marks a significant evolution in our platform, as we have expanded beyond pre-owned consumer electronics to include a wide array of high-value consumer goods, such as luxury goods, gold products, jewelry, premium wines, and trendy sneakers and apparel. This diversification allows us to reach a much broader customer base and unlock new growth opportunities, positioning AHS Recycle as a truly comprehensive, one-stop destination for individuals looking to monetize a variety of idle assets. Through this cross-category approach, we not only enhance user loyalty and store productivity but also achieve greater operating efficiency and economies of scale. We generated service revenues from our multi-category recycling business.

Our Strategic Partners

JD Group

We have a long history of cooperation with JD Group, a leading supply chain-based technology and service provider and our shareholder.

Our collaboration began in 2015, when we partnered with JD Group to offer trade-in services. This partnership was mutually beneficial: it attracted JD Group's customers to our offline AHS stores, and increased JD Group’s sales of new devices.

In 2017, our relationship reached a milestone with the signing of an exclusive cooperation agreement, pursuant to which JD Group authorized us to exclusively operate its mobile phone and tablet recycling services on its platform.

In June 2019, in order to further grow our business and access to the mass retail consumers, we acquired Paipai Marketplace, JD Group’s second-hand business, from JD Group. We received tangible and intangible assets, as well as cash, from JD Group in the acquisition. As a consideration, we issued 27,500,098 Series E preferred Shares to JD Group.In connection with the acquisition, JD Group agreed to stop using the relevant Paipai trademarks and transferred them to us. As part of the acquisition, JD Group entered into a five-year business cooperation agreement with us covering cooperation in areas such as user traffic, marketing, research and development, commission sharing, supply chain and logistics, and customer service and after-sales services. The acquisition marked the beginning of our large-scale and in-depth cooperation with JD Group. In May 2024, we renewed the business cooperation agreement with JD Group for a term from June 1, 2024 to December 31, 2027, under which we agreed to continue a pre-existing joint operation of the sale and recycling business for second-hand products by integrating resources and leveraging our respective strengths. The cooperation will continue in areas such as user traffic, technology support and logistics, among others. As part of our strategic partnership, JD Group offers us the access portals embedded in the JD mobile app, the JD.com website and JD’s Weixin mini-program, which channel us to the consumer traffic available on JD platforms. Except that according to the business cooperation agreement, all arrangements regarding merchant attraction, commission policies, and operational strategies shall be jointly determined by us and JD Group, we independently operate the Paipai Marketplace in all material aspects. In March 2026, we amended and restated the business cooperation agreement with JD Group. Pursuant to the amendment, the term of the cooperation will automatically extend for an additional three years following the expiration of the original agreement, with the new expiration date being December 31, 2030. No other substantive amendment to the agreement was made.

We further leveraged our inspection, grading and pricing technologies to facilitate JD Group’s “one-stop trade-in” service to its customers. Upon placing a shopping order on JD platforms, customers are guided to AHS Recycle service embedded in the JD mobile app, through either to the nearest offline AHS store, or to arrange an inspection and pick-up by an AHS Recycle representative at the customer's designated location. We also provide face-to-face customer experience to those customers who are guided to our offline AHS stores from JD platforms.

We recognize the strategic importance of our partnership with JD Group and are committed to fostering a long-term, mutually beneficial relationship. To this end, we maintain regular and open communication channels with JD Group at both operational and senior management levels to ensure alignment of business objectives and to address any issues promptly. Besides, we continuously review the performance of the cooperation under the current agreement and seeks opportunities to enhance the value proposition for both parties, including optimizing existing business processes. Additionally, we intend to initiate discussions with JD Group regarding the renewal or extension of the Framework Business Cooperation Agreement well in advance of its expiry to ensure continuity and stability in the business relationship.

If JD Group decides not to renew the Framework Business Cooperation Agreement upon its expiry, our business, results of operations and financial condition may be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any deterioration in our collaboration with JD Group could materially and adversely affect our business, results of operations and financial condition.”

Brand Partners

We have entered into business cooperation agreements with certain globally recognized consumer electronics manufacturers, covering cooperation in areas such as user traffic, marketing and commission sharing. Under these business cooperation agreements, we provide recycle and/or trade-in services to their customers, and our brand partners disclose their collaboration with us on their official websites, mobile apps and Weixin mini-programs to provide us with traffic support.

In late 2022, we formed a strategic partnership with a leading global mobile phone brand to provide recycling and trade-in services, which we expect will strengthen our capabilities in the recycling supply chain and boost our recycling penetration rate in first- and second-tier cities. Based on the partnership, we are authorized to recycle and provide trade-in supply chain services to the brand owner’s official retail channels in Chinese Mainland, including its official website and directly operated flagship stores. We also engage with this brand owner in discussions of potential introduction of official trade-in programs in multiple international markets. In addition, we obtained the qualification to directly procure used devices from this brand owner in order to secure stable sources of supply.

Technology Infrastructure

We focus on continuously improving our technologies in order to continue to be the innovator of technological advancements in pre-owned goods industry and offer compelling value to all participants in the industry value chain. We have made significant investments into our research and development efforts and technology infrastructure. Research and development expenses primarily consist of payroll and related expenses for employees involved in designing, developing and maintaining technology platform, and improving artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Our research and development expenses amounted to RMB 195.7 million, RMB210.4 million and RMB243.9 million (US$34.9 million) in 2023, 2024 and 2025, respectively. We rely on a combination of our in-house developed proprietary technologies to operate our business.

Our Supply Sourcing Technology

We apply our proprietary technology to help source supply of pre-owned consumer electronics and empower others to participate in the pre-owned consumer electronics ecosystem. Our sourcing technologies empower merchants to inspect devices and facilitate trade-ins.

In June 2020, we launched DeviceHero, our proprietary inspection terminal that is the size of a power bank. DeviceHero helps small merchants inspect the need for parts replacement, functionality, battery health and many other key features of pre-owned devices. A DeviceHero box automatically begins inspection of a device’s features once connected. After inspection, it transfers the results back to our big data platform to assess quality and pricing. DeviceHero empowers small merchants for plug-in inspection and precision pricing within three minutes. It is recognized and trusted by merchants.

Our Inspection, Grading and Pricing Technologies

We have adopted a proprietary automated inspection, grading and pricing system that is highly accurate and increasingly automated, which has been one of our core technological strengths. The system applies higher level of scrutiny on devices traded in from certain customers based on their previous transaction behavior on our platform. Our operation centers which leverage automated inspection systems are able to assign quality grading to pre-owned devices on scale significantly faster and cheaper than manual checks. As a result, we achieve improved efficiency for the inspection, grading and pricing process.

Inspection. We inspect or certify most devices sourced from AHS Recycle and sold on PJT Marketplace and Paipai Marketplace. We have developed a comprehensive inspection and certification system covering hardware, exterior and interior inspection. We had a dedicated device inspection team consisting of 146 members as of December 31, 2025. As of December 31, 2025, we had obtained 101 patents in relation to consumer electronics inspection and certification. Our inspection capabilities are also recognized and trusted by both consumers and merchants. For example, as of December 31, 2025, we had licensed our DeviceHero proprietary inspection system to over 527,000 small merchants to facilitate their inspection of the functionality, battery life and other features of pre-owned consumer electronic devices.

The inspection and internal circulation of mobile phones has historically been labor-intensive and time-consuming. To address this industry-wide challenge, we have been developing and iterating proprietary automation technologies for the inspection of pre-owned consumer electronics. Building upon our groundbreaking Matrix 1.0 and upgraded Matrix 2.0, we launched our third-generation of automated inspection system, Matrix 3.0, which has been put into operation at our Dongguan operation center in 2022. Matrix 3.0 streamlines the inspection of mobile phones by connecting the entire process with fully automatic capabilities, mainly leveraging the following tools:

•
007: 007 is an integrated mobile phone automated quality inspection platform that combines machine learning and computer vision. It supports automated testing of 13 key functions and sensors — including front and rear cameras, touch, vibration, and Bluetooth — enabling efficient and standardized quality control. Through continual software iteration developed entirely in-house, the 007 system automates complex processes including app installation and operation, system restoration and device activation.

Powered by our proprietary technological capabilities, such automation has dramatically reduced manual intervention and significantly boosted operational efficiency.
•
Photo Box: Phone Box is a high-precision appearance inspection device that was designed and developed by us. This device is equipped with multiple industrial high-definition cameras and customized lighting sources. Phone Box consolidates a variety of tasks, including capturing quality inspection images, product showcase photos and evidence shots, undertaking work that previously required multiple devices and substantial manual efforts. It captures the phone's screen, frame and back cover from multiple angles, and leverages our proprietary AI image recognition algorithms to automatically detect scratches, dents, frame bending and cracked screens. These proprietary algorithms, integrated with our evolving quality standards, enable the device to perform automated appearance grading with a high degree of accuracy and consistency.
•
Magic Mirror: Magic Mirror is a specialized screen inspection system built with a proprietary controllable lighting environment. It captures images of the phone display under different operating states, applying computer vision and machine learning algorithms to identify dead pixels, aging, brightness non-uniformity and layer separation issues.
•
X-Ray: X-Ray is an inspection device that applies vacuum-tube-based X-ray imaging to penetrate and map the internal structure of the phone. Developed in-house, X-Ray demonstrates deep technological autonomy for automated disassembly and repair inspection. It allows detection of unauthorized disassembly or internal structural anomalies without physically opening the device. We have executed mechanical structure iterations to design a new generation of smaller and more adaptable X-Ray device, further broadening its application scenarios. We have also been iterating its algorithms to cover disassembly features for a wider range of consumer electronics models. Refined by our R&D team, X-Ray is capable of identifying some of the most complex counterfeit screen issues.

Grading. Based on a substantial amount of data on devices and transactions, we have also developed a unified grading standard which comprises of 36 grading tiers. This grading standard has been recognized by various types of participants in the pre-owned consumer electronic devices industry, including retailers, small merchants and consumers.

Pricing. We have created a highly accurate AI and machine learning driven smart pricing model to ensure pricing objectiveness for each device transacted on our platform.

Our platform has generated a wealth of data on devices and transactions that continually improves our pricing system. It trains machine learning and deep learning models with such data from thousands of phone models, millions of transactions and the purchasing behavior of millions of consumers and small merchants that transact on our platform, including buyers' willingness to pay, to accurately price devices. We use proprietary algorithms to optimize pricing based on factors such as brand, model, age, condition, color and current market demand. Increasingly, we are using our technology platform to automate pricing of the devices sold through our platform. We also provide human oversight of the pricing process, which allows us to recognize and appropriately adjust for real-time changes in market trends. Leveraging our accurate and efficient pricing capabilities, for devices on PJT Marketplace, we provide a suggested starting price and an estimated final transaction price for the seller’s reference.

Proprietary Data Erasing Technology

For all devices collected by us, we use proprietary data erasing software to sanitize sensitive information, ensure data security and avoid data leakage. This technology is based on data overwriting features to ensure that deleted data is permanently irrecoverable. When data is deleted from a device, the system typically only marks the storage space as “available for overwriting,” while the original data remains intact. Our proprietary data erasing technology addresses this issue by performing multiple rounds of erasure and overwriting, repeatedly filling and overwriting the device's storage space with generated garbled code. This process achieves deep data sanitization, rendering data recovery impossible. Our proprietary data erasing technology has been certified by ADISA, an accredited certification institution specializing in data protection and quality management, and supports mainstream standards for deep data sanitization. We employ tailored sanitization protocols for different types of devices to ensure optimal results.

Proprietary Operational Technologies

We develop and employ our own proprietary operations system, complemented by our strengths in big data analytics, within our PJT Marketplace and in-store network to enhance our day-to-day operational decision-making.

Through standardized quality inspection and intelligent pricing algorithms, PJT Marketplace delivers fair pricing that significantly enhances transaction efficiency among merchants. Our proprietary technology enables matching buyers and sellers nationwide. This technological enablement has effectively shattered the scale limitations previously constraining local small-batch transactions in pre-owned consumer electronics market.

Our store operations is highly digitalized, from physical device collection to sales processes, inventory management and staff management. These technological features allow us to enhance the efficiency of our store operations and overall service quality, and, as a result, improve customer satisfaction. Our in-store operations system generates substantial data within our in-store network by observing consumer behavior and transaction preferences, which can be analyzed to optimize store management, standardize customer service offerings, and manage operational risks such as theft or malpractice. We also leverage our proprietary in-store operations system to help in strategic decision making, such as site selection for new store openings and renewal of agreements with partners of our jointly-operated stores.

Environmental, Social and Governance

Grounded on a sustainability-oriented recycle and reuse business, we review our business operations on the actions taken to environmental protection and the positive deeds done to our communities.

ESG commitments, reporting and rating. In 2021, right after our IPO, we issued our first annual ESG report and have continuously been doing so every year. Since 2023, we have been committed to the United Nations Global Compact (“UNGC”) corporate responsibility initiative and its principles in the areas of human rights, labor, environment, and anti-corruption. In 2024, we were recognized by the UNGC’s first “Forward Faster: 20 Examples of Private Sector's Sustainable Development in China” campaign. In 2025, we issued our fifth consecutive annual ESG report highlighting the progresses in green operation and our innovations in the field of the circular economy.

Environmental sustainability. Being environmentally friendly is an integral part of our business. In 2024, we procured and used more environmentally friendly and durable packaging materials, including the reuse of 159,331 packaging boxes for B2C parcels. We responsibly collected and sent 137,000 electronic devices to eco-friendly disposal, thereby reducing electronic product pollution by 21.9 tons. We identify the range of greenhouse gas emissions that we mainly generate as Scope 3 emissions, which primarily consists of end-disposal emissions of sold products, downstream transportation and distribution, capital goods, among others. In 2022, 2023 and 2024, we had total greenhouse gas emissions of over 37.6 thousand, 43.4 thousand and 45.4 thousand tons of carbon dioxide equivalent, among which Scope 3 emissions accounted for over 92.0%, 91.6% and 89.0%, respectively. Our Scope 3 greenhouse gas emission intensity, which refers to tons of carbon dioxide equivalent dividend by our total net revenues (in RMB millions) was 3.5, 3.1 and 2.5 tons per million (RMB) in 2022, 2023 and 2024, respectively. Furthermore, we made our first carbon emission reduction commitment using 2024 as the baseline, aiming at reducing Scope 3 emission intensity by 50%, by 2030. With our innovative actions in reviving secondhand electronics, we have been shortlisted as a finalist in "Building a Waste-Free World" for the 2025 Earthshot Prize, an award established by HRH Prince William. The award recognizes pioneers for driving climate action and inspiring everyone to build a better future for people and planet.

Corporate social responsibilities. Our social responsibilities in broadening school children’s educational access continued. We launched a student support program for children in rural areas in collaboration with the Yishan Chuang Public Welfare Organization, supporting 1 school and delivering 80 courses.

We adhere to the principles of diversity, equality, and inclusion in workplace, with commitment to creating a diverse and equal working environment. We complies with national and local labor and employment-related laws and regulations, such as Labor Law of the PRC, the Labor Contract Law of the PRC, Law of the PRC on the Protection of Rights and Interests of Women. For our overseas business department, we implement the ATRenew Employee Handbook as well as the Equal Opportunity Policy. Discriminatory employment practices based on race, skin color, ethnicity, religion, gender, marital status, family status, pregnancy, lactation, and disability are strictly prohibited. Job-seekers are provided with equal and fair job opportunities, and employees are protected from discrimination, harassment, and other unfair treatment in the workplace. Any cases of discrimination or harassment can be reported to managers or the human resource department and will be investigated and addressed appropriately. As of the date of this annual report, we did not receive any complaints related to workplace discrimination or harassment.

Governance and Compliance. We have established a three-tiered governance structure that includes (i) our board of directors, (ii) an ESG committee under the board of directors, consisting of our management and leaders of each business units, and (iii) an ESG Working Group. Our board of directors and ESG committee possess substantial expertise in ESG matters, which is deeply rooted in our core business model. As a transaction and service platform for pre-owned goods, our daily operations inherently contribute to the circular economy by extending product life cycles, promoting reuse, and reducing waste. Our management integrates ESG principles, such as responsible sourcing, carbon footprint reduction, and inclusive service, directly into business strategy and daily operations. Thus, the competence of our board of directors and its ESG committee stems not only from their sustainability knowledge but also from their hands-on experience in leading a business that actively practices ESG through its very operations. In addition, Ms. Rui Zhu serves as the director of Center for ESG and Social Innovation at Cheung Kong Graduate School of Business, which makes her very sophisticated in ESG matter from both academic and practical perspectives. Our board of directors, as the highest decision-making body, is fully responsible for formulating and overseeing our climate strategy and regularly reviewing progress toward climate goals. The ESG Committee integrates climate issues into core topics, conducts annual assessments of climate-related risks and opportunities, and provides expert recommendations to support Board decisions. At the operational level, the ESG Working Group implements climate action plans, continuously evaluates climate risks, and develops corresponding mitigation strategies, concretely enhancing our ability to adapt to climate change. This three-tier governance structure ensures effective alignment between strategic planning and business execution in climate management. We strictly comply with environmental laws and regulations in all regions where we operate and have developed the ATRenew Environmental Policy to enhance environmental awareness and behavioral standards among our employees. Additionally, we have obtained the recertification of ISO 14001 environmental management system to promote energy saving and environmental protection through concrete actions, ensuring green development throughout our operations. As of the date of this annual report, we had not received any fines or administrative penalties due to environmental issues.

Risk Management and Internal Control

We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems.

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

We have collected data that are related to our business, such as identity information, biometric information, contact information, and location information, all with consent from owners of such information. We are committed to protecting the privacy and security of such data. We use AIto power our online customer service chatbot services, but we do not use or process personal information in connection with such services. We have established and implemented a strict platform-wide policy on data collection, processing and usage.

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

Stolen Device Prevention

To address and mitigate risks of sourcing stolen devices, we have implemented the following enhanced internal controls:

•
All users must provide identification documents and undergo facial recognition when devices are collected at AHS stores. This information is encrypted and stored securely, and can be provided to law enforcement upon request.
•
For devices exceeding certain monetary thresholds, frequency limits, or involving high-quality devices, sellers are required to sign a legal origin declaration certifying the lawful source of the device.
•
Users who exceed transaction value limits within a specified timeframe are subject to transaction restrictions.
•
We do not accept devices that are inoperable, set to lost mode, or contain hidden accounts, as these devices carry the risks of being stolen goods.
•
We regularly share device and user information with public security systems to jointly identify and prevent the circulation of stolen goods.

Although we have internal controls and policies, there can be no assurance that such measures will be effective. See "Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — We may incur liability or become subject to claims or administrative penalties for stolen products sold on our platform or counterfeit, infringing, illegal or unauthorized products sold on our platform."

Fraud Prevention

We have established comprehensive internal controls and risk management procedures to detect, investigate, and address incidents of fraudulent transactions, and remain committed to continuously enhancing fraud prevention measures.

Intellectual Properties

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2025, we had 189 registered patents, 628 registered trademarks, 112 registered copyrights (including 85 registered software copyrights) developed by us relating to various aspects of our operations, and 82 registered domain names, including atrenew.com, aihuishou.com and paijitang.com.

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

Branding and Marketing

We believe that our omni-channel business model, in its nature, can efficiently bring strong user traffic, and our high-quality services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. Our sales and marketing team, consisting of 274 personnel as of December 31, 2025, is dedicated to implementing our multi-channel marketing strategy both online and offline.

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

Competition

The pre-owned consumer electronics industry in China is rapidly evolving and competitive. Although we are a pioneer and leader in the pre-owned consumer electronics industry in China, we face competition from players who operate a business overlapping with or similar to one or several components of our platform. For example, we compete with other platforms for pre-owned goods transactions.

The competitive landscape of China’s pre-owned consumer electronics transaction and service platforms is relatively concentrated while trending toward further market consolidation. We maintain the leading position in the pre-owned consumer electronics transaction and service market.

Insurance

As required by laws and regulations in Chinese Mainland, we participate in various employee social benefits plans that are organized by municipal and provincial governments, including medical insurance, job-related injury insurance, maternity insurance and unemployment insurance. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Regulations

We are subject to a variety of Chinese Mainland laws, rules and regulations affecting many aspects of our business. This section sets out a summary of the major laws, regulations, rules and policies which may have material impact on our business and operations.

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

Regulations Relating to Foreign Investment

The PRC Company Law, which was promulgated by the Standing Committee of National People’s Congress on December 29, 1993, latest amended on December 29, 2023 and became effective on July 1, 2024, provides for the establishment, corporate structure and corporate management of companies, which also applies to foreign-invested enterprises in Chinese Mainland. The main amendments of the PRC Company Law in 2024 introduces a rule requiring the registered capital of limited liability companies to be fully paid within five years. Companies incorporated before the promulgation and implementation of the PRC Company Law are required to gradually adjust to meet the deadline.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which mainly provides for four forms of foreign investments: (a) establishment of a foreign invested enterprise within Chinese Mainland by a foreign investor, individually or collectively with other investors; (b) acquisition of shares or equity interests in, asset interests of, or other like rights and interests of an enterprise within Chinese Mainland by a foreign investor; (c) investments in a new project within Chinese Mainland by a foreign investor, individually or collectively with other investors, and (d) foreign investors’ investments in Chinese Mainland through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the PRC Foreign Investment Law, which together with the PRC Foreign Investment Law, provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, competent government departments will formulate a catalog of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs.

The current industry entry clearance requirements governing investment activities in Chinese Mainland by foreign investors are set out in two categories, namely the Special Management Measures for the Entry of Foreign Investment (Negative List) (2024 version), as promulgated on September 6, 2024 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce and became effective on November 11, 2024, and the Encouraged Industry Catalog for Foreign Investment (2025 version), as promulgated by the NDRC and the Ministry of Commerce on December 15, 2025 and became effective on February 1, 2026. Industries not listed in these two catalogs are generally deemed “permitted” for foreign investment unless specifically restricted by other Chinese Mainland laws. According to this list, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

Pursuant to the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM on December 19, 2020 and became effective on January 18, 2021, any foreign investment that has or possibly has an impact on state security shall be subject to security review.

Regulations on Value-Added Telecommunications Services

The PRC Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, are the primary regulations governing telecommunications services, which require that telecommunications service providers shall obtain licenses prior to commencing operations. The regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, most recently amended by the Ministry of Industry and Information Technology on June 6, 2019, and issued as an attachment to the regulations, identifies internet information services and online data processing and transaction processing as value-added telecommunications services. Based on the specific type of value-added telecommunications services permitted to be carried out, the license for value-added telecommunications services, can be further categorized, among others, the license for value-added telecommunications services for online data processing and transaction processing.

Foreign direct investment in telecommunications companies in Chinese Mainland is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, which was issued by the State Council on December 11, 2001, most recently amended on March 29, 2022. The regulation provides that the foreign party investing in a foreign-invested telecommunications enterprise engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the foreign-invested telecommunications enterprise, except as otherwise stipulated by the state. The foreign-invested telecommunications enterprise must apply for license for value-added telecommunications services to operate value-added telecommunications services from the Ministry of Industry and Information Technology. According to the Special Management Measures for the Entry of Foreign Investment (Negative List) (2024 version), foreign equity ownership in any value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center; which means the foreign equity ownership of operators of such services can be up to 100%).

Regulations Relating to E-Commerce

On August 31, 2018, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC E-Commerce Law, or the E-Commerce Law, which took effect on January 1, 2019. The E-Commerce Law clarified the obligations of the e-commerce business operators and the possible legal consequences if e-commerce business operators are found to be in violation of legal obligations, including being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

On March 15, 2021, the State Administration for Market Regulation promulgated the Administrative Measures for Online Trading, which came into effect on May 1, 2021 and was later amended on March 18, 2025. The Administrative Measures for Online Trading further specifies the responsibilities of online trading platform operators and the requirements for protecting online consumers’ rights and interests.

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

Pursuant to the regulations, a franchising contract shall include but not be limited to the following terms: the basic information of the franchisor and franchisees, the term of the contract, the type, amount and payment(s) of the franchising fees, the specific content of operation guidance, technical supports and business training as well as the method for providing the same, the quality requirements and quality control measures, the marketing and advertisements arrangements, the consumer protection and indemnification, which shall all be put in writing. In addition to the regulations, the Ministry of Commerce has also promulgated the Administrative Measures for Archival Filing of Commercial Franchises, last amended on December 29, 2023; and the Administrative Measures on Information Disclosure Requirements for Commercial Franchises, last amended on February 23, 2012 and came into effect on April 1, 2012. The above two implementing regulations, together with the regulations form the basic legal framework for the regulation of franchise operations in Chinese Mainland.

Regulations Relating to Product Quality and Consumers Protection

According to the PRC Civil Code, in the event of damage arising from a defective product, the victim may seek compensation from either the manufacturer or seller of such a product. If the defect is caused by the seller, the manufacturer shall be entitled to seek reimbursement from the seller upon compensation of the victim.

According to the PRC Product Quality Law, which took effect on September 1, 1993 and was last amended on December 29, 2018, products for sale must satisfy safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the PRC Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was last amended on October 25, 2013, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. Consumers whose interests have been damaged due to the products or services that they purchase or receive on the internet trading platforms may claim damages against sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages against the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On March 15, 2024, the State Council promulgated the Regulations for the Implementation of the PRC Consumer Rights and Interests Protection Law, or the Implementation Regulations, which took effect on July 1, 2024. The Implementation Regulations specified that business operators must ensure that even items provided to consumers for free, such as rewards, gifts, or trials, adhere to these safety standards. Under the Implementation Regulations, consumers are empowered to report any concerns regarding potentially defective goods or services that could pose risks to personal or property safety to the business operators or relevant administrative authorities. Additionally, without the knowledge of consumers, business operators are prohibited from setting different prices or charging criteria for the same goods or services under the same transaction conditions.

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

Regulations Relating to Advertising

The Advertising Law of the PRC, which was amended on April 29, 2021 and became effective on the same date, regulates commercial advertising activities in Chinese Mainland and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorsers, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Administrative Measures for the Internet Advertising were adopted by the State Administration for Market Regulation on February 25, 2023 and became effective on May 1, 2023. According to the measures, advertisers are responsible for the authenticity of the advertisements content. With regard to the display of products or services in an order determined by competitive bidding, all online advertisements must be marked “Advertisement” to distinguish them from the natural search results. Except for circumstances where advertisements are prohibited from being published either directly or in a disguised form by laws and administrative regulations, advertisement publishers shall indicate conspicuously the word “Advertisement” for goods or services promoted in the form of knowledge sharing, experience sharing, product or service evaluation, etc., with shopping links and other purchase methods attached. In addition, Internet pop-up ads must display a “close” sign prominently and ensure one-click closing of the pop-up windows. It is not allowed to cheat or mislead users to click on or browse advertisements.

Regulations Relating to Foreign Trade

On November 7, 2016, the PRC Foreign Trade Law was promulgated by the Standing Committee of the National People’s Congress of the PRC, which came into effect on the same day. The Foreign Trade Law provides that a foreign trade dealer engaged in import or export of goods or technologies shall register with the authority responsible for foreign trade under the State Council of the PRC or its authorized entities. The PRC customs authority shall not process the declaration and clearance procedures for the imported or exported goods where a foreign trade dealer fails to register as required. On December 30, 2022, the Standing Committee of the National People’s Congress of the PRC promulgated the Decision on Amending the Foreign Trade Law of the PRC, effective on the date of the promulgation, which removes the registration requirements for a foreign trade dealer engaging in import or export of goods or technologies under the PRC Foreign Trade Law, which means that a foreign trade dealer engaging in import or export of goods does not need to register with the Foreign Trade Department of the State Council or its authorized entities since December 30, 2022.

Regulations Relating to Anti-Monopoly

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law, which was recently amended on June 24, 2022 and became effective on August 1, 2022, providing the regulatory framework for anti-monopoly regulations in Chinese mainland. Under the PRC

Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

Pursuant to the PRC Anti-Monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position.

Pursuant to Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules adopted by the State Council on January 22, 2024, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency, (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within Chinese Mainland in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within Chinese Mainland in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. If business operators fail to comply with the PRC Anti-Monopoly Law or other regulations, the anti-monopoly agency is empowered to cease the activities, unwind the transactions, and confiscate illegal gains and fines. Furthermore, business operators may be subject to criminal liability in the case of serious violation.

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly for Platform Economy. The Guidelines to Anti-Monopoly for Platform Economy prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance. In addition, the Guidelines to Anti-Monopoly for Platform Economy also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

Regulations Relating to Intellectual Property Rights

Patents

According to the PRC Patent Law promulgated by the Standing Committee of the National People’s Congress of the PRC on March 12, 1984 with the currently effective version took effect from June 1, 2021, and the Implementation Rules of the PRC Patent Law, which was promulgated by the State Council in June 2001 and last amended in December 2023, there are three types of patents in Chinese Mainland: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the PRC Patent Law, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in Chinese Mainland is required to report to the National Intellectual Property Administration for confidentiality examination.

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

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology in August 2017 and effective in November 2017, and the Implementing Rules on Registration of National Top-level Domain Names, which was promulgated by China Internet Network Information Center in and effective in June 2019. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of internet domain names in Chinese Mainland. Domain name registrations are handled through domain name service agencies established under the regulations, and the applicants become domain name holders upon successful registration.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, which was promulgated by the Standing Committee of the National People’s Congress of the PRC in September 1993, latest amended on June 27, 2025 and became effective on October 15, 2025, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from using unfair means to infringe other’s trade secrets. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

The main amendment of PRC Anti-Unfair Competition Law involves increasing the fine. Business operators and other natural persons, legal persons and unincorporated organizations which infringe upon trade secrets in violation of the provisions hereof, shall be ordered by the government authorities to cease the illegal activities, surrender the illegal income and pay a fine of between RMB100,000 to RMB1 million (or where the circumstances are serious, between RMB1 million to RMB5 million).

Regulations Relating to Environment Protection

Pursuant to the PRC Environmental Protection Law promulgated by the Standing Committee of the National People’s Congress of the PRC, in December 1989, last amended in April 2014 and effective in January 2015, any entity which discharges or will discharge pollutants during its course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat the environmental hazards produced during such activities.

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

Pursuant to the PRC Environment Impact Assessment Law, which was promulgated in October 2002 and most recently amended in December 2018, Chinese Mainland implements a classification-based management on the environmental impact assessment of construction projects according to the impact of the construction projects on the environment. Construction units, which fall within corresponding classified administration catalog, shall prepare an Environmental Impact Report or an Environmental Impact Statement, or fill out the Environmental Impact Registration Form.

Regulations Relating to Fire Protection

The Fire Prevention Law of the PRC, which was adopted in April 1998 and last amended in April 2021, provides that fire control design and construction of a construction project shall comply with the State’s fire control technical standards. Developers, designers, builders and project supervisors shall be responsible for the quality of the fire control design and construction of the construction project pursuant to the law. Development project fire safety design examinations and acceptance systems shall be implemented for development projects which are required to have fire safety design in accordance with the national fire protection technical standards.

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

Regulations Relating to Foreign Exchange and Dividend Distribution

Foreign Exchange Control

According to the PRC Regulation for the Foreign Exchange promulgated by the State Council in January 1996, which was last amended in August 2008, and the Regulation on the Administration of the Foreign Exchange Settlement, Sales and Payment promulgated by the People’s Bank of China in June 1996, foreign exchanges required for distribution of profits and payment of dividends may be purchased from designated foreign exchange banks in Chinese Mainland upon presentation of a board resolution authorizing distribution of profits or payment of dividends.

According to the Circular of the State Administration of Foreign Exchange, on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix promulgated in November 2012 and amended in May 2015, October 2018 and December 2019 by the SAFE, (1) the opening of and payment into foreign exchange accounts under direct investment accounts are no longer subject to approval by the SAFE; (2) reinvestment with legal income of foreign investors in Chinese Mainland is no longer subject to approval by SAFE; (3) the procedures for capital verification and confirmation that foreign-funded enterprises need to go through are simplified; (4) purchase and external payment of foreign exchange under direct investment accounts are no longer subject to approval by SAFE; (5) domestic transfer of foreign exchange under direct investment account is no longer subject to approval by SAFE; and (6) the administration over the conversion of foreign exchange capital of foreign-invested enterprises is improved. Later, the SAFE promulgated the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment in February 2015, which was further amended in December

2019 and prescribed that the bank instead of the SAFE can directly handle the foreign exchange registration and approval under foreign direct investment while the SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the bank.

The Provisions on the Administration of Foreign Exchange in Foreign Direct Investments by Foreign Investors, which were promulgated by the SAFE in May 2013 and amended in October 2018 and December 2019, regulate and clarify the administration over foreign exchange administration in foreign direct investments.

According to the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises promulgated by the SAFE in March 2015 and last amended in March 2023, and the Circular on the Reform and Standardization of the Management Policy of the Settlement of Capital Projects promulgated by the SAFE in June 2016, the settlement of foreign exchange by foreign invested enterprises shall be governed by the policy of foreign exchange settlement on a discretionary basis. However, the settlement of foreign exchange shall only be used for their own operational purposes within the business scope of the foreign invested enterprises and follow the principles of authenticity.

On October 23, 2019, the SAFE issued the Notice on Further Promoting Cross-border Trade and Investment Facilitation and last amended on December 4, 2023 by the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment (the “Circular 28”), which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

On April 10, 2020, SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (the “Circular 8”). The Circular 8 provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

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

Foreign Exchange Registration of Offshore Investment by Chinese Mainland Residents

The SAFE promulgated the SAFE Circular 37 in July 2014. The SAFE Circular 37 requires Chinese Mainland residents (including Chinese Mainland institutions and individuals) to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, directly established or indirectly controlled by Chinese Mainland residents for offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such Chinese Mainland residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the special purpose vehicle, such as changes of a Chinese Mainland resident individual shareholder, the name or operating period of the special purpose vehicle, or when there is a significant change to the special purpose vehicle, such as changes of the Chinese Mainland individual resident’s increase or decrease of its capital contribution in the special purpose vehicle, or any share transfer or exchange, merger, division of the special purpose vehicle.

The Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, which was promulgated in February 2015 and effective in June 2015 and further amended in December 2019, provides that Chinese Mainland residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment via the banks.

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject onshore company or Chinese Mainland residents to penalties under Chinese Mainland foreign exchange administration regulations.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect in June 2015 and was last amended in March 2023. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within Chinese Mainland, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas listed company who are Chinese Mainland citizens or non-Chinese Mainland citizens residing in Chinese Mainland for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified Chinese Mainland agent, such as a Chinese Mainland subsidiary of the overseas listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject us and the participants to fines and legal sanctions.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in Chinese Mainland who exercise stock options or are granted restricted shares will be subject to Chinese Mainland individual income tax. The Chinese Mainland subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the Chinese Mainland subsidiaries fail to withhold income tax in accordance with laws and regulations, the Chinese Mainland subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

Social Insurance and Housing Provident Funds

According to the PRC Social Insurance Law, which was promulgated by the Standing Committee of the National People’s Congress of the PRC in October 2010 and last amended in December 2018, the Interim Regulations on the Collection and Payment of Social Security Funds, which was promulgated by the State Council in January 1999 and amended in March 2019, and the Regulations on the Administration of Housing Provident Funds, which was promulgated by the State Council in April 1999 and last amended March 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and to housing provident funds. Any employer who fails to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Regulations Relating to Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law, promulgated by the National People’s Congress of the PRC in March 2007 and last amended in December 2018, and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council in December 2007, last amended on December 6, 2024 and became effective on January 20, 2025, other than a few exceptions, the income tax rate for both domestic enterprises and foreign-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Besides enterprises established within Chinese Mainland, enterprises established outside China whose “de facto management bodies” are located in Chinese Mainland are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within Chinese Mainland but which have an establishment or place of business in Chinese Mainland, or which do not have an establishment or place of business in Chinese Mainland but have income sourced within Chinese Mainland. An income tax rate of 10% will normally be applicable to dividends declared to non-Chinese Mainland resident enterprise investors that do not have an establishment or place of business in Chinese Mainland, or that have such establishment or place of business but the income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within Chinese Mainland.

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

In 2009, the State Administration of Taxation issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the De Facto Standards of Organizational Management, or State Administration of Taxation Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. If all the following conditions are met, the enterprise will be deemed a resident and subject to 25% enterprise income tax on its global income: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in Chinese Mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in Chinese Mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes, are located or maintained in Chinese Mainland; and (iv) at least 50% of voting board members or senior executives habitually reside in Chinese Mainland.

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

According to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, which was promulgated and came into effect in August 2006, and other applicable Chinese Mainland laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a Chinese Mainland resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties which was promulgated by the State Administration of Taxation in February 2009, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, which was promulgated by the State Administration of Taxation in February 2018 and came into effect in April 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Value Added Tax

On December 25, 2024, the Standing Committee of the National People's Congress of the PRC promulgated the PRC Value-Added Tax Law, or the PRC VAT Law, which became effective on January 1, 2026. Under the current PRC VAT Law, standard tax rates are set at three tiers: (i) 13% for taxpayers selling goods, labor services, tangible personal property leasing services, or importing goods; (ii) 9% for taxpayers selling transport services, postal services, basic telecommunications services, construction services, or real property leasing services, as well as those selling real property or transferring land use rights; and(iii) 6% for taxpayers selling other services or intangible assets. Additionally, a 3% rate applies to taxpayers eligible for the simplified tax computation method.

Prior to the PRC VAT Law taking effect, taxation in mainland China was governed by the Provisional Regulations of the PRC on Value-Added Tax and its implementation rules, which have since been superseded. Under these historical provisional regulations, the applicable tax rates were initially set higher and were adjusted over time: taxpayers selling goods, labor services, tangible personal property leasing services, or importing goods were subject to a 17% tax rate (adjusted to 16% in May 2018 and further adjusted to 13% in April 2019); taxpayers selling transport services, postal services, basic telecommunications services, construction services, real property leasing services, selling real property, or transferring land use rights were subject to an 11% tax rate (adjusted to 10% in May 2018 and further adjusted to 9% in April 2019); and taxpayers selling services or intangible assets were subject to a 6% tax rate.

According to the Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation) revised in December 2024, if domestic enterprises provide cross-border taxable activities such as professional technical services, technology transfer, software services, the above-mentioned cross-border taxable activities are exempt from VAT.

Regulations Relating to Cybersecurity, Data Security, Personal Information Protection and National Security

On July 1, 2015, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC National Security Law, which came into effect on the same day. The PRC National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and establish a national security review and supervision system covering foreign investment, key technologies, internet and information technology products and services, and other important activities that may impact national security of the PRC.

In November 2016, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Cyber Security Law, which took effect on June 1, 2017. In accordance with the PRC Cyber Security Law, network operators and service providers must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services.

On November 28, 2019, several PRC governmental authorities jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which identifies illegal collection and use of the personal information through mobile applications, such as collecting or using information without consent, collecting unnecessary information, etc.

On May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law requires data processing to be conducted in a legitimate and proper manner, and provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information, and provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which provides that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulation, critical information infrastructure refers to any important network facilities and information systems of an important industry and field that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. Administration departments of each important industry and field are responsible for determining the critical information infrastructure. The operators will be informed by the regulatory authority about the final determination as to whether they are categorized as “critical information infrastructure operators.”

On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Personal Information Protection Law, which took effect on November 1, 2021. The PRC Personal Information Protection Law stipulates that except under specific circumstances as provided by laws and administrative regulations, the consent of an individual must be obtained for the processing of his or her personal information.

Furthermore, the PRC Personal Information Protection Law stipulates any cross-border transfer of personal information is subject to certain conditions. Critical information infrastructure operators and personal information processors that have processed personal information in an amount reaching a threshold prescribed by the national cyberspace administration, must store in the territory of the PRC the personal information collected or generated within the territory of the PRC. If it is necessary to provide such information to an overseas recipient, a security assessment organized by the national cyberspace administration must be passed.

On July 16, 2013, the MIIT promulgated the Regulations on Protection of Personal Information of Telecommunication and Internet Users, which took effect on September 1, 2013. Pursuant to the Regulations on Protection of Personal Information of Telecommunication and Internet Users, telecommunication business operators and Internet service providers are required to constitute their own rules for the collection and use of users’ personal information and they cannot collect or use their information without users’ consent. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of personal information collection and usage, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information, and must take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires that any data processor providing personal information and important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer provides four circumstances, under any of which data processors shall apply to the national cyberspace administration for security assessment of data cross-border transfer: (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances where a security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration. The result of a security assessment of cross-border data transfer would be valid for two years.

On December 28, 2021, the Cyberspace Administration of China and other PRC governmental authorities jointly released the Measures for Cybersecurity Review, which took effect on February 15, 2022. Pursuant to the Measures for the Cybersecurity Review, critical information infrastructure operators that purchase network products and data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. In addition, network platform operators holding personal information of over one million users shall also apply for a cybersecurity review before listing in a foreign country.

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

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The Rules on Acquisition of Domestic Enterprises by Foreign Investors, among other things, require that if an overseas company established or controlled by Chinese Mainland companies or individuals, intends to acquire equity interests or assets of any other Chinese Mainland domestic company affiliated with the Chinese Mainland companies or individuals, such acquisition must be submitted to the Ministry of Commerce for approval. The Rules on Acquisition of Domestic Enterprises by Foreign Investors also require that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the Chinese Mainland companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On February 17, 2023, the CSRC released several regulations regarding the offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines and the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, collectively, the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC, among others, (i) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing. Non-compliance with the Overseas Listing Filing Rules may result in a warning on the domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 to RMB5 million. The controlling shareholders or actual controllers of the domestic company organize or instigate the illegal acts, or conceals matters resulting in the illegal acts, may be fined between RMB1 million to RMB10 million. According to the Overseas Listing Filing Rules, domestic enterprises that had completed overseas listings before March 31, 2023 are not required to file with the CSRC immediately, but shall carry out filing procedures as required if they conduct refinancing or fall within other circumstances that require filing with the CSRC.

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

Enforceability of Civil Liabilities in Chinese Mainland

Han Kun Law Offices, our PRC counsel, has advised us that there is uncertainty as to whether the courts in Chinese Mainland would:

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

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in Chinese Mainland may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between Chinese Mainland and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. Chinese Mainland does not have any treaties or other forms of written reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in Chinese Mainland will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of laws in Chinese Mainland or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a court Chinese Mainland would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on laws in Chinese Mainland against a company in Chinese Mainland for disputes if they can establish sufficient nexus to Chinese Mainland for a court in Chinese Mainland to have jurisdiction, and meet other procedural requirements, including, among others, that (i) the plaintiff must have a direct interest in the case, (ii) there must be a specific defendant, a concrete claim, a factual basis and a cause for the suit, and (iii) the action must fall within the range of civil actions accepted by the courts in Chinese Mainland and within the jurisdiction of the court in Chinese Mainland with which it is filed. The court in Chinese Mainland will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. It will be, however, difficult for U.S. investors to initiate actions against us in Chinese Mainland in accordance with laws in Chinese Mainland because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. investors, by virtue only of holding the ADSs or Class A ordinary shares, to establish a connection to Chinese Mainland for a court in Chinese Mainland to have jurisdiction as required under the PRC Civil Procedures Law.

C.
Organizational Structure

The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report:

ATRenew Inc. is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Were this holding company structure to be challenged or disallowed by any regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. This holding company structure also involves certain risks in terms of dividend distribution, direct investment in entities in Chinese Mainland and obtaining benefits under tax treaty. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in Chinese Mainland to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese Mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Chinese Mainland regulation of loans to and direct investment in Chinese Mainland entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our Chinese Mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Chinese Mainland regulations relating to offshore investment activities by Chinese Mainland residents may limit our Chinese Mainland subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our beneficial owners who are Chinese Mainland residents to liability and penalties under Chinese Mainland law” See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution.”

D.
Property, Plant and Equipment

Our headquarters are located in Shanghai, where we leased an aggregate area of over 18,952 square meters as of December 31, 2025 for office space. As of December 31, 2025, we had eight operation centers with an aggregate floor area of approximately 40,426 square meters across Chinese Mainland and Hong Kong for our eight centralized operation centers. Our directly operated offline AHS stores were also operated on the leased premises.

Our servers are hosted in Shanghai and Beijing, China. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

As of December 31, 2025, we leased properties for all of our 1,002 directly operated offline AHS stores across 32 cities in China.

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

A.
Operating Results

We are a leading pre-owned consumer electronics transaction and service platform in China. We have created the infrastructure for pre-owned consumer electronics transaction and service by digitalizing and standardizing the industry, with a strong focus on mobile phones. While core to our success is our ability to effectively source supply, our offerings today span the entire value chain for pre-owned consumer electronics.

Our business primarily consists of three components, AHS Recycle, PJT Marketplace and Paipai Marketplace. Together, they form a fully integrated, digitally powered ecosystem that spans the entire industry value chain. Our platform digitally integrates every step of the pre-owned consumer electronics value chain. We obtain supply of pre-owned consumer electronics, process pre-owned consumer electronics for resale using our proprietary inspection, grading, and pricing technologies in our centralized operations centers, and distribute the processed electronics to a variety of purchasers. We transact with consumers and small merchants at both the supply and demand sides of the value chain, ensuring that a diverse range of participants have access to our platform. Our end-to-end coverage of the value chain and diverse supply and demand combine with our quality and pricing benchmarks to standardize the industry in China.

We generate net revenues from product sales and services we provide primarily through PJT Marketplace, Paipai Marketplace and our other channels such as offline AHS stores. Our net revenue increased by 25.9% from RMB12,965.8 million in 2023 to RMB16,328.4 million in 2024, and further by 28.9% to RMB21,048.3 million (US$3,009.9 million) in 2025. Our loss from operations was RMB173.3 million in 2023. Our income from operations was RMB29.0 million in 2024 and RMB456.2 million (US$65.2 million) in 2025. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our ability to increase the number of consumer products transacted

The number of consumer products transacted is one of the main drivers for our revenue.

Our platform attracts an increasing number of buyers and sellers to us to transact pre-owned consumer products. We have an omni-channel procurement network to secure supply both online and offline. We fulfill significant demand from small merchants and consumers nationwide through PJT Marketplace and Paipai Marketplace, respectively.

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

We source supply from our website, mobile app, mobile mini programs and AHS stores with broad coverage from top-tier to lower-tier cities. The omni-channel procurement network allows us to quickly secure supply of consumer electronics and scale up our business. Our leading sourcing network together with our in-depth know-how of the industry laid our foundation of constant and steady demand.

To further strengthen our supply chain, we are expanding our sourcing channels by opening more AHS stores and increasing our penetration into lower-tier cities across China. We are also enhancing our merchant empowerment services. In addition, we aim to strengthen our relationships with key partners, including JD Group and major phone brands, to continually vitalize and grow the supply of goods.

Our ability to effectively distribute pre-owned consumer electronic devices

Our ability to effectively distribute pre-owned consumer electronic devices sourced from both AHS channels and third-party channels directly affects our revenue.

We have an effective distribution strategy for our own inventory based on increasingly automated inspection, grading and pricing, as well as accurate targeting of buyers. We sell high unit price products to consumers through Paipai Marketplace, AHS Select, AHS stores, AHS app and Weixin mini-program, and other channels that we operate, and offer mid-to-low unit price products to merchants and retailers through PJT Marketplace.

We also effectively distribute supplies from third-party transactions through various methods. We use a combination of blind auction and fixed-price sale to motivate more merchants to participate in PJT Marketplace. The blind auction model promotes competitive bidding and potentially higher sale prices by keeping bidder and price information confidential, while the fixed-price model offers transparency, speed and certainty by allowing immediate purchases at clearly stated prices.

Our ability to monetize our direct sales and third-party transactions on our online marketplaces

The monetization level from both our direct sales and third-party transactions on our PJT Marketplace and Paipai Marketplace directly affects our revenue. We generate net product revenue from the direct sale of goods, and net service revenue from charging commission fees from merchants and/or customers for transacting in our online marketplaces.

We sell our own inventory with a markup irrespective of conditions of the device, thanks to our advanced pricing mechanism that sets the industry standard. Since April 2022, we have started to pilot our consumer electronics repair and refurbishment operations, under which we sell pre-owned electronic devices with renewed components. We will continue to expand this refurbishment services at a larger scale, which may enhance margins along the value chain. In addition, we are strengthening our monetization strategy by expanding our multi-category recycling business, which enables individuals to trade in used luxury goods, gold, jewelry, and other high-value consumer items for cashback. We also offer a range of complementary services, including the sale of electronic accessories and the provision of phone screen protection services, further diversifying our revenue streams.

Our ability to leverage technology in our operations

Our proprietary technologies are key to achieving shorter turnaround cycle, efficient operation and quality customer service. Our infrastructure provides end-to-end coverage of the value chain and standardizes the inspection, grading, and pricing process. Technology infrastructure at our operation centers supports our growth through automation and data insights, enabling efficient inspection, grading and pricing of devices at scale.

Automation reduces manual processes in our operation centers, hence reducing the cost of running these centers. We have developed a proprietary automated inspection, grading and pricing system utilized by our operation centers. Our operation centers are able to assign quality grading to pre-owned devices on scale significantly faster and cheaper than manual inspection. As a result, we achieve improved efficiency and accuracy for our inspection, grading and pricing process. As of December 31, 2025, we operated eight centralized operation centers, equipped with proprietary data-driven processing technologies, in Dongguan, Changzhou, Wuhan, Chengdu, Tianjin, Shenyang, Xi’an, and Hong Kong. Our centralized operation centers in Changzhou and Dongguan have fully automated capabilities, with the latter being a more advanced second generation in multiple aspects, including inspection accuracy, operational efficiency, and storage capacity. See “Item 4. Information on the Company—B. Business Overview—Our Operation Centers and Stations” for more details.

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

Our ability to control operating expenses and enhance operational efficiency

Our results of operations are affected by our ability to control our operating expenses. We expect that our operating expenses as a percentage of our total revenue will decrease over time. This expected improvement is primarily driven by the advantages of economies of scale as our business grows, as well as increased efficiency resulting from our robust technology and automation capabilities.

To ensure the scaling of our business is carried out in an efficient and cost-effective manner, we have strengthened our strategic relationship with JD Group to benefit from its large and active consumer traffic at a reasonable cost. We will also further optimize fulfillment expenses through more efficient management of warehousing and logistics.

We believe that our expanding scale, combined with ongoing technological innovation and automation, will enable us to further enhance our operational efficiency.

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

	For the Years Ended December 31,
	2023	2024	2025
Number of consumer products transacted (in million)	32.3	35.3	41.8

Key Components of Results of Operations

Net revenues

We generate net revenues from product sales and services we provide primarily through PJT Marketplace, Paipai Marketplace and our other channels such as offline AHS stores. The following table sets forth the breakdown of our net revenues by amounts and percentages of net revenues for the periods presented:

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Net product revenues	11,658,298	89.9	14,844,416	90.9	19,379,932	2,771,293	92.1
Net service revenues	1,307,484	10.1	1,483,984	9.1	1,668,324	238,567	7.9
Total net revenues	12,965,782	100.0	16,328,400	100.0	21,048,256	3,009,860	100.0

Net product revenues. We generate revenues from sale of phones and other consumer electronics goods through our PJT Marketplace, Paipai Marketplace and our other channels such as offline AHS stores. We procure pre-owned phones and other consumer electronics from consumers, small merchants, consumer electronic brands through our online and offline channels. We then process the pre-owned consumer electronics using our proprietary inspection, grading, and pricing technologies and sell them at a higher price suggested by our pricing mechanism. We also give our buyers the option to trade in their pre-owned devices for new ones through cooperation with JD Group and brand partners.

Net service revenues. We charge commission fees to merchants and/or customers for transacting in our online marketplaces. For PJT Marketplace, we charge both the merchants and buyers a commission fee that ranges from a total of approximately 6% to 7% in 2025 of the executed transaction price. Generally, the commission fee charged to the merchants is determined as a percentage based on the executed transaction price, and the commission fee charged to buyers is determined as a negotiated tiered amount. For Paipai Marketplace, commission fees are charged to merchants only. Such commission fee is determined as a percentage based on the executed transaction price, typically ranging from 3% to 5% of the executed transaction price.

Operating Expenses

Our operating expenses primarily consist of merchandise costs, fulfillment expenses, selling and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth the breakdown of our operating expenses, in absolute amounts and as percentages of total net revenues for each of the periods presented:

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
		(in thousands, except for percentages)
Operating costs and expenses
Merchandise costs	10,338,870	79.7	13,086,418	80.1	16,699,982	2,388,066	79.3
Fulfillment expenses	1,123,994	8.7	1,382,273	8.5	1,761,718	251,922	8.4
Selling and marketing expenses	1,250,860	9.6	1,367,028	8.4	1,653,702	236,476	7.9
General and administrative expenses	265,981	2.1	306,782	1.9	275,008	39,326	1.3
Research and development expenses	195,679	1.5	210,364	1.3	243,912	34,879	1.2
Total operating costs and expenses	13,175,384	101.6	16,352,865	100.2	20,634,322	2,950,669	98.1

Merchandise costs

Merchandise costs primarily consist of cost of acquired products mainly through AHS Recycle and inbound shipping charges for our product sales. We expect our merchandise costs to continue to grow in line with our growth in revenue from product sales.

Fulfillment expenses

Fulfillment expenses consist primarily of expenses incurred in operating our platform, centralized operation centers, operation stations, offline AHS stores and warehousing operations, such as personnel expenses attributable to purchasing, receiving, inspecting and grading, packaging and preparing customer orders for shipment, as well as outbound shipping charges.

Selling and marketing expenses

Selling and marketing expenses consist primarily of amortization of intangible assets and deferred cost in relation to the acquisition of Paipai Marketplace and business cooperation agreement with other party, platform promotion expenses, channel commissions, advertising expenses, and payroll and related expenses for personnel involved in marketing and business development activities. Our selling and marketing expenses were RMB1,250.9 million, RMB1,367.0 million, and RMB1,653.7 million (US$236.5 million) in 2023, 2024 and 2025, respectively.

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

Research and development expenses

Research and development expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining technology platform, and improving artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include equipment depreciation, data center costs and amortization and impairment of platform arising from acquisition of Paipai Marketplace. Our research and development expenses were RMB195.7 million, RMB210.4 million and RMB243.9 million (US$34.9 million) in 2023, 2024 and 2025, respectively. We expect our research and development expenses to continue to increase as we plan to invest more resources to technology and innovation.

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

PRC

Under the PRC Enterprise Income Tax Law, the statutory enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. All of our Chinese Mainland subsidiaries are subject to the statutory income tax rate of 25% except for Shanghai Wanwuxinsheng which obtained qualification as High and New Technologies Enterprises, or HNTE in 2021 and was entitled to a preferential EIT rate of 15% from 2021 to 2023 if certain conditions are met. In December 2024, Shanghai Wanwuxinsheng renewed the qualification as HNTE and is entitled to a preferential EIT rate of 15% from 2024 to 2026.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of Chinese Mainland with “de facto management body” within Chinese Mainland is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of Chinese Mainland should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of Chinese Mainland were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, we would be subject to enterprise income tax on our worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a Chinese Mainland resident enterprise for Chinese Mainland income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Chinese Mainland shareholders or ADS holders.”

The PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by “resident enterprises” to “non-resident enterprises” after January 1, 2008. In addition, under the tax arrangements between Chinese Mainland and Hong Kong, if a foreign investor is a Hong Kong resident enterprise and such foreign investor is determined by the competent PRC tax authority to have satisfied the conditions and requirements, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in such “resident enterprises”, or 10%, if the investor holds less than 25% in such “resident enterprises”. We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2021, 2022, 2023, 2024 and 2025.

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

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share numbers and per share data)
Net revenues
Net product revenues	11,658,298	89.9	14,844,416	90.9	19,379,932	2,771,293	92.1
Net service revenues	1,307,484	10.1	1,483,984	9.1	1,668,324	238,567	7.9
Total net revenues	12,965,782	100.0	16,328,400	100.0	21,048,256	3,009,860	100.0
Operating (expenses) income
Merchandise costs	(10,338,870)	(79.7)	(13,086,418)	(80.1)	(16,699,982)	(2,388,066)	(79.3)
Fulfillment expenses	(1,123,994)	(8.7)	(1,382,273)	(8.5)	(1,761,718)	(251,922)	(8.4)
Selling and marketing expenses	(1,250,860)	(9.6)	(1,367,028)	(8.4)	(1,653,702)	(236,476)	(7.9)
General and administrative expenses	(265,981)	(2.1)	(306,782)	(1.9)	(275,008)	(39,326)	(1.3)
Research and development expenses	(195,679)	(1.5)	(210,364)	(1.3)	(243,912)	(34,879)	(1.2)
Other operating income, net	36,264	0.3	53,434	0.3	42,241	6,040	0.2
(Loss) income from operations	(173,338)	(1.3)	28,969	0.1	456,175	65,231	2.1
Interest expense	(7,056)	(0.1)	(15,016)	(0.1)	(6,038)	(863)	—
Interest income	37,875	0.4	26,861	0.2	20,503	2,932	0.1
Other income (loss), net	(5,887)	(0.1)	(41,256)	(0.3)	(10,342)	(1,479)	—
(Loss) income before income taxes	(148,406)	(1.1)	(442)	(0.1)	460,298	65,821	2.2
Income tax benefits(expenses)	42,530	0.3	56,877	0.3	(56,749)	(8,115)	(0.3)
Share of loss in equity method investments	(50,374)	(0.4)	(64,664)	(0.4)	(67,261)	(9,618)	(0.3)
Net (loss) income	(156,250)	(1.2)	(8,229)	(0.2)	336,288	48,088	1.6

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net revenues

Our net revenues, which consisted of net product revenues and net service revenues, increased by 28.9% from RMB16,328.4 million in 2024 to RMB21,048.3 million (US$3,009.9 million) in 2025. This increase was primarily due to an increase in the sales of pre-owned consumer electronics through the Company’s online channels.

Net product revenues. Our net product revenues increased by 30.6% from RMB14,844.4 million in 2024 to RMB19,379.9 million (US$2,771.3 million) in 2025. This increase was attributable to an increase in the sales of pre-owned consumer electronics through the Company’s online and offline channels.

Net service revenues. Our net service revenues increased by 12.4% from RMB1,484.0 million in 2024 to RMB1,668.3 million (US$238.6 million) in 2025. This increase was attributable to an increase in the service revenue generated from multi-category recycling business and Paipai Marketplace.

Merchandise costs

Our merchandise costs increased by 27.6% from RMB13,086.4 million in 2024 to RMB16,700.0 million (US$2,388.1 million) in 2025, primarily attributable to the growth in product sales.

Fulfillment expenses

Our fulfillment expenses increased by 27.4% from RMB1,382.3 million in 2024 to RMB1,761.7 million (US$251.9 million) in 2025, which was mainly due to (i) an increase in personnel costs driven by the growth of our business, (ii) an increase in logistics expenses and operating center related expenses as the Company conducted more recycling and transaction activities compared with 2024, and (iii) an increase in AHS stores related expenses and depreciation and amortization expenses as the Company expanded its store network in 2025.

Selling and marketing expenses

Our selling and marketing expenses increased by 21% from RMB1,367.0 million in 2024 to RMB1,653.7 million (US$236.5 million) in 2025, primarily due to (i) an increase in advertising expenses and promotional campaign related expenses, and (ii) an increase in commission expenses in relation to channel service fees. The increase was partially offset by (i) a decrease in amortization of intangible assets resulting from assets and business acquisitions due to the maturity of major remaining intangible assets in the second quarter of 2025, and (ii) a decrease in share-based compensation expenses.

General and administrative expenses

Our general and administrative expenses decreased by 10.4% from RMB306.8 million in 2024 to RMB275.0 million (US$39.3 million) in 2025, which was mainly due to a decrease in share-based compensation. The decrease was partially offset by an increase in tax and surcharges.

Research and development expenses

Our research and development expenses increased by 15.9% from RMB210.4 million in 2024 to RMB243.9 million (US$34.9 million) in 2025, which was mainly due to an increase in personnel costs.

Other operating income, net

Our other operating income, net decreased from RMB53.4 million in 2024 to RMB42.2 million (US$6.0 million) in 2025, which was mainly attributable to a decrease in government subsidies and reimbursements from our depositary bank.

Income from operations

As a result of the foregoing, we incurred income from operations of RMB456.2 million (US$65.2 million) in 2025, as compared to income from operations of RMB29.0 million in 2024.

Interest expense

We had interest expense of RMB15.0 million in 2024 and RMB6.0 million (US$0.9 million) in 2025. The decrease was primarily attributable to the decrease in average daily balance of our short-term borrowings.

Interest income

We had interest income of RMB26.9 million in 2024 and RMB20.5 million (US$2.9 million) in 2025. The decrease was primarily attributable to the decrease in average daily balance of restricted cash and short-term investments.

Other loss, net

We had net other loss of RMB41.3 million in 2024 and net other loss of RMB10.3 million (US$1.5 million) in 2025. The loss decrease was primarily attributable to the increase in fair value changes of short-term investments and long-term investments.

Income tax benefits (expenses)

We had income tax benefits of RMB56.9 million in 2024 and income tax expenses RMB56.7 million (US$8.1 million) in 2025. Such increase was primarily due to the increase in net income generated from some of our domestic companies in PRC.

Share of loss in equity method investments

We had share of loss in equity method investments of RMB64.7 million in 2024 and RMB67.3 million (US$9.6 million) in 2025. The difference was attributable to the increase in the investees’ net loss in 2025.

Net (loss) income

As a result of the foregoing, our net income was RMB336.3 million (US$48.1 million) in 2025, as compared to a net loss of RMB8.2 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenues

Our net revenues, which consisted of net product revenues and net service revenues, increased by 25.9% from RMB12,965.8 million in 2023 to RMB16,328.4 million in 2024. This increase was primarily due to an increase of RMB3,186.1 million in our net product revenues and an increase of RMB176.5 million in our net service revenues.

Net product revenues. Our net product revenues increased by 27.3% from RMB11,658.3 million in 2023 to RMB14,844.4 million in 2024. This increase was attributable to an increase in the sales of pre-owned consumer electronics through our online channels.

Net service revenues. Our net service revenues increased by 13.5% from RMB1,307.5 million in 2023 to RMB1,484.0 million in 2024. This increase was attributable to an increase in the service revenue generated from PJT Marketplace and multi-category recycling business.

Merchandise costs

Our merchandise costs increased by 26.6% from RMB10,338.9 million in 2023 to RMB13,086.4 million in 2024, primarily attributable to the growth of our net product sales.

Fulfillment expenses

Our fulfillment expenses increased by 23.0% from RMB1,124.0 million in 2023 to RMB1,382.3 million in 2024, which was mainly due to (i) an increase in personnel costs and logistics expenses as we conducted more recycling and transaction activities compared with the year of 2023, and (ii) an increase in operation related expenses as we expanded our store networks and operation center capacity.

Selling and marketing expenses

Our selling and marketing expenses increased by 9.3% from RMB1,250.9 million in 2023 to RMB1,367.0 million in 2024, primarily due to (i) an increase in advertising expenses and promotional campaign related expenses, (ii) an increase in share-based compensation expenses, and (iii) an increase in commission expenses in relation to channel service fees. The increase was partially offset by a decrease in amortization of intangible assets and deferred cost resulting from assets and business acquisitions as well as the maturity of some intangible assets and deferred cost since the second quarter of 2023.

General and administrative expenses

Our general and administrative expenses increased by 15.3% from RMB266.0 million in 2023 to RMB306.8 million in 2024, which was mainly due to (i) an increase in personnel cost, and (ii) an increase in office related expenses. The increase was partially offset by a decrease in share-based compensation expense.

Research and development expenses

Our research and development expenses increased by 7.5% from RMB195.7 million in 2023 to RMB210.4 million in 2024, which was mainly due to an increase in personnel costs in connection with the ongoing upgrade of our operation centers and system.

Other operating income, net

Our other operating income, net increased from RMB36.3 million in 2023 to RMB53.4 million in 2024, which was mainly attributable to the increase in government subsidies.

Income (loss) from operations

As a result of the foregoing, we incurred income from operations of RMB29 million in 2024, as compared to loss from operations of RMB173.3 million in 2023.

Interest expense

We had interest expense of RMB7.1 million in 2023 and RMB15.0 million in 2024. The increase was primarily attributable to the increase in average daily balance of our short-term borrowings.

Interest income

We had interest income of RMB37.9 million in 2023 and RMB26.9 million in 2024. The decrease was primarily attributable to the decrease in interest rate and average daily balance of our short-term investments and restricted cash.

Other loss, net

We had net other loss of RMB5.9 million in 2023 and RMB41.3 million in 2024. The loss increase was primarily attributable to the fair value changes of some of short-term investments and long-term investments.

Income tax benefits

We had income tax benefits of RMB42.5 million in 2023 and RMB56.9 million in 2024. The increase was primarily because Shanghai Wanwuxinsheng renewed its tax benefit qualification in 2024 from 25% to 15% and one-time tax benefits were remeasured and recognized in 2024, which was partially offset by the decrease in tax calculation basis on the amortization of intangible assets and deferred cost resulting from assets and business acquisitions.

Share of loss in equity method investments

We had share of loss in equity method investments of RMB50.4 million in 2023 and RMB64.7 million in 2024. The difference was attributable to the increase in the investees’ net loss in 2024.

Net loss

As a result of the foregoing, our net loss was RMB8.2 million in 2024, as compared to RMB156.3 million in 2023.

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

Judgments and Uncertainties

We have provided a full valuation allowance for the deferred tax assets as of December 31, 2024 and 2025, as we are not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. We take the position that full valuation allowance shall be provided considering all the positive and negative evidences with our judgments. We consider the facts and evidence include the amounts available in the carryback periods, reversal patterns of existing taxable temporary differences, our projections of future income and available qualified tax-planning strategies, which have uncertainties in the future period.

Sensitivity of Estimate to Change

While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The deferred tax assets could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed and has a material impact on our income taxes and ETR in our financial statements. We recognized valuation allowance of RMB262.3 million, RMB182.0 million and RMB160.6 million (US$23.0 million) as of December 31, 2023, 2024 and 2025, respectively.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.29 “Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

B.
Liquidity and Capital Resources

To date, we have financed our investing activities mainly through operating activities, historical equity and debt financing activities. As of December 31, 2025, we had RMB1,537.5 million (US$219.9 million) in cash and cash equivalents, of which 91.6% were held in Renminbi, 0.5% were held in Hong Kong dollars, 7.7% were held in U.S. dollar, and the remainder was primarily held in Japan Yen.

As of December 31, 2025, we had unused one-year revolving credit facilities with several Chinese commercial banks to borrow up to RMB852.1 million. The outstanding balance of short-term borrowings was RMB322.9 million.

In 2023, we entered into two separate programs with a Chinese commercial bank to facilitate trade-in collaboration with two consumer electronics brands. As of December 31, 2025, the outstanding payment obligations confirmed as valid under the outstanding program amounted to RMB210.4 million.

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

We expect that a substantial majority of our future revenues will be denominated in RMB. Under existing Chinese Mainland foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain procedural requirements are fulfilled. Therefore, our Chinese Mainland subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain procedural requirements. However, current Chinese Mainland regulations permit our Chinese Mainland subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese Mainland subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Historically, our Chinese Mainland subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered or filed with SAFE, its local branches and/or certain local banks (as applicable).

As a Cayman Islands exempted company and offshore holding company, we are permitted under Chinese Mainland laws and regulations to provide funding to our Chinese Mainland subsidiaries in China only through loans or capital contributions, subject to approval, filing and/or reporting with respect to government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from financing activities to make loans or capital contributions to our Chinese Mainland subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Chinese Mainland regulation of loans to and direct investment in Chinese Mainland entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our Chinese Mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Cash Flows

The following table sets forth the movements of our cash flows for the periods presented:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	243,898	642,807	(414,569)	(59,283)
Net cash provided by (used in) investing activities	172,013	(424,401)	(136,152)	(19,470)
Net cash provided by (used in) financing activities	68,703	(307,708)	(13,680)	(1,957)
Effect of foreign exchange rate changes on cash and cash equivalents	2,456	1,289	179	26
Net increase (decrease) in cash, cash equivalents and restricted cash	487,070	(88,013)	(564,222)	(80,684)
Cash, cash equivalents and restricted cash at the beginning of the year	1,703,626	2,190,696	2,102,683	300,680
Cash, cash equivalents and restricted cash at the end of the year	2,190,696	2,102,683	1,538,461	219,996

Operating activities

Net cash used in operating activities in 2025 was RMB414.6 million (US$59.3 million). The difference between our net cash used in operating activities and our net income of RMB336.3 million (US$48.1 million) in 2025 was primarily the result of adding back non-cash items, mainly including depreciation and amortization of RMB116.3 million (US$16.6 million), share of loss in equity method investment of RMB67.3 million (US$9.6 million), non-cash lease expenses of RMB67.0 million (US$9.6 million), share-based compensation of RMB52.9 million (US$7.6 million), and provision for allowance for credit losses of RMB21.4 million (US$3.1 million), as well as changes in working capital items, including the increase in inventories of RMB571.4 million (US$81.7 million), the increase in prepayments and other receivables, net of RMB395.3 million (US$56.5 million), the increase in amount due from related parties, net of RMB294.2 million (US$42.1 million), the increase in funds receivable from third party payment service providers of RMB148.2 million (US$21.2 million), and the increase in accounts receivables, net of RMB71.4 million (US$10.2 million), offset by the increase in accounts payable of RMB 164.3 million (US$23.5 million), the increase in contract liabilities of RMB132.9 million (US$19.0 million), and the increase in accrued expenses and other current liabilities of RMB105.8 million (US$15.1 million).

Net cash provided by operating activities in 2024 was RMB642.8 million. The difference between our net cash provided by operating activities and our net loss of RMB8.2 million in 2024 was primarily the result of adding back non-cash items, mainly including depreciation and amortization of RMB267.1 million, share-based compensation of RMB166.7 million, share of loss in equity method investment of RMB64.7 million, non-cash lease expenses of RMB53.1 million and fair value change loss of investments of RMB35.6 million, as well as changes in working capital items, including the decrease in inventories of RMB461.5 million, the increase in accrued expenses and other currents liabilities of RMB43.0 million and the increase in accrued payroll and welfare of RMB33.3 million, offset by the decrease in accounts payable of RMB360.9 million, the decrease in deferred tax liabilities of RMB58.4 million and the decrease in operating lease liabilities of RMB51.1 million.

Net cash provided by operating activities in 2023 was RMB243.9 million. The difference between our net cash provided by operating activities and our net loss of RMB156.3 million in 2023 was primarily the result of adding back non-cash items, mainly including depreciation and amortization of RMB333.7 million, share-based compensation of RMB134.4 million, share of loss in equity method investment of RMB50.4 million, write-down of inventories of RMB45.7 million and non-cash lease expenses of RMB47.1 million as well as changes in working capital items, including an increase in accounts payable of RMB459.0 million, the decrease in accounts receivables, net of RMB93.8 million and the decrease in funds receivable from third party payment service providers of RMB63.2 million, offset by an increase in inventories of RMB629.4 million, the decrease in accrued expenses and other current liabilities of RMB89.7 million and the decrease in contract liabilities of RMB75.7 million. The increase in accounts payable is mainly due to the increased inventories in support of the future transaction development. Prepayments and other receivables mainly relate to customer deposits. Contract liabilities exists when we have received consideration but has not transferred the related goods or services to the customer.

Investing activities

Cash used in investing activities in 2025 was RMB136.1 million (US$19.5 million), consisting primarily of loans to related parties of RMB485.0 million (US$69.4 million), purchases of short-term investments of RMB275.0 million (US$39.3 million), purchase of property, plant and equipment of RMB144.3 million (US$20.6 million) and long-term investments of RMB14.9 million (US$2.1 million), partially offset by collection of loan repayments from related parties of RMB485.0 million (US$69.4 million) and proceeds from maturity of short-term investments of RMB290.2 million (US$41.5 million).

Cash used in investing activities in 2024 was RMB424.4 million, consisting primarily of purchases of short-term investments of RMB421.6 million, loans to related parties of RMB184.0 million, long-term investments of RMB150.2 million and purchase of property, plant and equipment of RMB59.9 million, partially offset by proceeds from maturity of short-term investments of RMB210.0 million and collection of loan repayments from related parties of RMB190.0 million.

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

Financing activities

Cash used in financing activities in 2025 was RMB13.7 million (US$2.0 million), consisting primarily of repayment of short-term borrowings of RMB466.0 million (US$66.6 million), repurchase of ordinary shares of RMB92.3 million (US$13.2 million) and deferred finance cost of RMB21.7 million (US$3.1 million), partially offset by proceeds from short-term borrowings of RMB563.9 million (US$80.6 million).

Cash used in financing activities in 2024 was RMB307.7 million, consisting primarily of repayment of short-term borrowings of RMB969.6 million and repurchase of ordinary shares of RMB184.3 million, partially offset by proceeds from short-term borrowings of RMB844.6 million.

Cash provided by financing activities in 2023 was RMB68.7 million, consisting primarily of proceeds from short-term borrowings of RMB623.9 million, partially offset by repayment of short-term borrowings of RMB398.0 million and repurchase of ordinary shares of RMB160.1 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include capital expenditures, purchase of inventories, contractual obligations, payment of employee’s payroll and welfare expenses, and various fulfillment, selling, general and administrative expenses to support our daily business operations. We intend to fund those requirements with our existing cash and cash equivalents, restricted cash, debt financing and short-term investments.

Our capital expenditures consist primarily of purchase of property and equipment. Our capital expenditures were RMB85.2 million, RMB59.9 million and RMB145.0 million (US$20.7 million) in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance and debt financing. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Our purchase of inventories primarily includes pre-owned consumer electronics and brand-new electronic devices. Our inventories purchase amount were RMB10,965.4 million, RMB14,291.7 million and RMB17,643.6 million (US$2,523.0 million) in 2023, 2024 and 2025, respectively. Our purchase of inventories will continue to increase due to the growth in our transaction volume.

Our contractual obligations as of December 31, 2025 mainly include short term borrowings and lease commitments, which consist of the commitments under the lease agreements for our office premises and other facilities. The following table sets forth details of our contractual obligations:

	For the Years Ending December 31,
	Total	2026	2027	2028	2029	2030 and after
	(RMB in thousands)
Operating lease commitments	142,386	67,336	31,524	11,501	6,271	25,754
Other commitments(1)	836	802	34	—	—	—
Short-term borrowings	322,855	322,855	—	—	—	—

(1)
Other commitments result from those lease contracts that are not qualified for operating leases under ASC Topic 842.

Our payment of employee’s payroll and welfare expenses include payment of employees’ salaries and payment of various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. Our payment of employee’s payroll and welfare expenses were RMB1,003.1 million in 2023, RMB1,187.5 million in 2024 and RMB1,485.9 million (US$212.5 million) in 2025.

For details of other various fulfillment, selling, general and administrative expenses, see “—Results of Operations—Fulfillment expenses,” “—Results of Operations—Selling and marketing expenses” and “—Results of Operations—General and Administrative Expenses.”

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2025.

Holding Company Structure

ATRenew Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our Chinese Mainland subsidiaries. As a result, ATRenew Inc.’s ability to pay dividends depends upon dividends paid by our Chinese Mainland subsidiaries.

If our existing Chinese Mainland subsidiaries or any newly formed Chinese Mainland subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our Chinese Mainland subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under Chinese Mainland law, each of our Chinese Mainland subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition to that, our Chinese Mainland subsidiaries may allocate a portion of their after-tax profits determined in accordance with applicable PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the Chinese Mainland subsidiaries may allocate a portion of their after-tax profits determined in accordance with applicable PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and such discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of Chinese Mainland is subject to examination by the banks designated by SAFE. As of December 31, 2025, our Chinese Mainland subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Kerry Xuefeng Chen	46	Founder, Chairman of the Board of Directors and Chief Executive Officer
Yongliang Wang	42	Director and Executive President
Yue Teng	36	Director
Shuangxi Wu	39	Director
Chen Chen	45	Director and Chief Financial Officer
Jingbo Wang	44	Independent Director
Guoxing Jiang	72	Independent Director
Rui Zhu	51	Independent Director

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

Mr. Yongliang Wang is an executive president of our company and has been serving as our director since June 2019. Prior to joining us, Mr. Wang held several positions at JD Group beginning in July 2008, including roles within the communications procurement department and the retail unit for computer, communication products, and consumer electronics. Since 2016, he served as the senior director of the Paipai business, where he was responsible for leading the development and growth of JD Group’s second-hand business. Mr. Wang received his bachelor’s degree from University of International Business and Economics in July 2005.

Mr. Yue Teng has been serving as our director since March 2026. Mr. Teng is a director of Strategic Investment Department of JD.com (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)), responsible for overseeing investments in the logistics and industrial property sectors for JD.com and its subsidiaries. Prior to joining JD.com in August 2021, Mr. Teng was an associate in the Real Estate Investment team at Hony Capital and a portfolio manager at Goldstream Investment from May 2018 to July 2021, and a vice president at Amundi Smith Breeden from September 2013 to April 2018. Mr. Teng received his bachelor's degree in management science in operations research from Fudan University, and his master's degree in engineering management from Duke University.

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

Mr. Jingbo Wang has been serving as our independent director since June 2021. Mr. Wang has been the chief financial officer of Agora, Inc. (Nasdaq: API), a global cloud service company since January 2020, and the director of Agora, Inc. since August 2025. Mr. Wang has also served as an independent non-executive director of Edianyun Limited (HKEX: 2416), a company listed on the Hong Kong Stock Exchange since May 2023, and an independent non-executive director of TUHU Car, Inc. (HKEX: 9690), a company listed on the Hong Kong Stock Exchange since September 2023. Mr. Wang previously served as a director and the chief financial officer of Qutoutiao Inc. (NASDAQ: QTT), an operator of mobile content platform previously listed on the Nasdaq Stock Market from February 2018 to January 2020, and as the chief financial officer of Yintech Investment Holdings Limited (NASDAQ: YIN), a provider of investment and trading services previously listed on the Nasdaq Stock Market, from October 2014 to February 2018. Prior to that, Mr. Wang worked at Deutsche Bank from 2009 to 2014 with last position held being a vice president in the corporate finance division. Mr. Wang received his bachelor’s degree in engineering from Tsinghua University in 2003, his master’s degree in computer science from the University of Hong Kong in 2005, and his PhD degree in management studies from the Said Business School of the University of Oxford in 2010.

Mr. Guoxing Jiang has been serving as our independent director since June 2021. From July 1998 to June 2025, Mr. Jiang served as the chairman of the board of directors of Shanghai Fudan Microelectronic Group Limited Company (SHEX: 688385 and HKEX: 1385). From November 2007 to November 2017, Mr. Jiang served as vice-chairman of the board and general manager of Shanghai Fudan Forward S&T Co., Ltd (SSE: 600624) . From February 1995 to November 2007, Mr. Jiang held several positions in Fudan University and affiliated enterprises, including the vice director of School-Operating Industry Management Committee in Fudan University and director of the Office of Industrialization and University Asset Management in Fudan University. Mr. Jiang received his bachelor’s degree in computer science from Fudan University in January 1977.

Ms. Rui Zhu has been serving as our independent director since May 2022. Ms. Rui Zhu is a professor of marketing and the director of Social Innovation Center at Cheung Kong Graduate School of Business, or CKGSB. She has conducted extensive researches on a number of topics, including consumer behavior, social innovation, and branding. Prior to joining CKGSB, she was an associate professor of marketing and Canada Research Chair in consumer behavior at the University of British Columbia. Mr. Zhu also serves on the board of Jiumaojiu International Holdings Limited (HKEX: 9922) and Yankuang Energy Group Company Limited (HKEX: 1171). Ms. Zhu received her Ph.D. in marketing from the University of Minnesota.

B.
Compensation

Compensation of Directors and Executive Officers

In 2025, we paid an aggregate of RMB6.4 million (US$0.9 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Chinese Mainland subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2016 Plan

In March 2016, our shareholders and board of directors adopted the Amended and Restated Share Incentive Plan, which together with five subsequent amendments are referred to as the 2016 Plan in this annual report, to grant share-based compensation awards to attract, motivate, retain and reward certain directors, officers, employees and other eligible persons and to further link the interests of award recipients with those of our shareholders. The maximum aggregate number of ordinary shares that may be issued under the 2016 Plan is 21,920,964 ordinary shares. As of February 28, 2026, we had granted options to purchase a total of 31,091,661 ordinary shares under the 2016 Plan, among which options to purchase a total of 8,547,340 ordinary shares were outstanding.

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

2021 Plan

In 2021, we adopted the 2021 share incentive plan, which was amended and restated in March 2023 and May 2025, or the 2021 Plan, to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares that may be issued under 2021 Plan is 13,615,595, plus an automatic increase by a number equal to 1% of the total number of ordinary shares outstanding on the last day of the immediately preceding fiscal year, on the first day of each fiscal year during the term of the 2021 Plan commencing with the fiscal year ended December 31, 2026. As of February 28, 2026, 6,546,258 restricted share units had been granted among which 50,000 were outstanding under the 2021 Plan and options to purchase 7,583,842 ordinary shares had been granted, among which options to purchase a total of 3,870,553 ordinary shares were outstanding.

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

The following table summarizes, as of March 18, 2026, the number of ordinary shares under outstanding options or restricted share units that we granted to our directors and executive officers.

Name	Ordinary shares underlying options or restricted share units(1)		Exercise price (US$/share)	Date of grant	Date of expiration
Kerry Xuefeng Chen	407,200		0.1	1/1/2017	†
	19,844		0.1	7/1/2018	†
	15,314		0.1	1/1/2019	†
	75,931		0.1	1/1/2019	†
	26,521		0.1	9/1/2016	†
	4,793		0.1	10/4/2016	†
	70,650		0.1	7/31/2019	†
	64,291		0.1	1/1/2021	†
	1,725,746		0.1	1/1/2021	†
	2,964,091	(1)	—	4/13/2021	†
	179,030		0.1	1/1/2022	†
	1,378		0.1	3/13/2023	†
	7,276		0.1	4/1/2023	†
	53,333		0.1	7/1/2025	†
Yongliang Wang	20,319		0.1	6/3/2019	†
	54,052		0.1	6/3/2019	†
	435,160		0.1	6/3/2019	†
	928		0.1	3/1/2020	†
	17,861		0.1	6/3/2019	†
	166,387		0.1	7/1/2020	†
	270,000		0.1	1/1/2021	†
	3,333		0.1	6/3/2022	†
	182,605		0.1	1/1/2022	†
	80,000		0.1	1/1/2023	†
	7,276		0.1	4/1/2023	†
	6,201		0.1	6/3/2023	†
	33,291		0.1	6/3/2023	†
	38,310		0.1	6/3/2023	†
	7,048		0.1	4/1/2024	†
	6,667		0.1	6/3/2024	†
	77,642		0.1	6/3/2024	†
	6,966		0.1	4/1/2025	†
	66,667		0.1	7/1/2025	†
Chen Chen	366,668		0.1	12/15/2020	†
	13,333		0.1	1/1/2021	†
	61,448		0.1	1/1/2022	†
	36,667		0.1	3/13/2023	†
	66,666		0.1	3/13/2023	†
	4,619		0.1	4/1/2023	†
	4,475		0.1	4/1/2024	†
	4,422		0.1	4/1/2025	†
	70,668		0.1	12/15/2024	†
	33,333		0.1	7/1/2025	†
Jingbo Wang	16,500		—	6/18/2021	†
	9,000		—	6/18/2022	†
	30,000		—	6/18/2024	†
Rui Zhu	30,000		—	5/18/2022	†
	30,000		—	5/18/2025	†
All directors and executive officers as a group	7,873,910

† The expiration date is ten years from the date of grant.

(1)
In April 2021, we granted 2,964,091 restricted share units to Mr. Kerry Xuefeng Chen, vesting immediately upon grant.

As of February 28, 2026, our employees other than directors and executive officers as a group held options to purchase 26,687,446 ordinary shares, with exercise prices ranging from US$0.03 per share to US$0.1 per share.

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

Compensation Committee. Our compensation committee consists of Mr. Jingbo Wang, Mr. Guoxing Jiang and Mr. Yue Teng. Mr. Jingbo Wang is the chairman of our compensation committee. We have determined that Mr. Jingbo Wang and Mr. Guoxing Jiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D.
Employees

As of December 31, 2023, 2024 and 2025, we had a total of 2,055, 2,067 and 2,389 full-time employees, the vast majority of which are located in Chinese Mainland. The following table sets forth the number of our full-time employees as of December 31, 2025, by function:

Function	Number of Employees	Percentage
Operation and Fulfillment	1,430	59.9%
Research and Development	449	18.8%
Sales and Marketing	274	11.5%
General Administration and Support	164	6.8%
Customer Service	72	3.0%
Total	2,389	100%

In addition to our own employees, our workforce also includes 7,102 outsourced workers and 49 part-time personnel as of December 31, 2025. Outsourced workers are primarily engaged in auxiliary tasks that support our core operations, such as store clerks, quality control technician and customer service representatives. Staffing levels are adjusted in response to fluctuations in business demand to ensure operational efficiency. The typical contract duration for outsourced worker ranges from 1 to 3 years. We pay outsourcing service fees directly to the outsourcing service providers. The service providers are responsible for the payment of salaries, as well as the administration of social insurance and housing fund contributions for the outsourced workers. We enter into contracts with our labor outsourcing service providers and part-time personnel as required by applicable laws and regulations.

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

As required by regulations in Chinese Mainland, we participate in various employee social security plans that are organized by municipal and provincial governments for our Chinese Mainland-based employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under Chinese Mainland law to make contributions from time to time to employee benefit plans for our Chinese Mainland-based employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in Chinese Mainland.

We enter into standard employment agreements with our employees. Our employment agreements with our senior management include standard confidentiality and non-compete clauses.

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2026 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially owns more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on a total of 146,183,973 ordinary shares issued and outstanding as of February 28, 2026, consisting of (i) 87,656,534 Class A ordinary shares (excluding 975,930 Class A ordinary shares issued to our depositary bank for the purpose of bulk issuance, 14,801,347 Class A ordinary shares underlying ADSs repurchased by the Company and 3,353,581 treasury shares), (ii) 47,240,103 Class B ordinary shares, and (iii) 11,287,336 Class C ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Class C ordinary shares	Total number of ordinary shares	% of total number of ordinary shares	% of aggregate voting power†
Directors and Officers*:
Kerry Xuefeng Chen(1)	6,089,677	—	11,287,336	17,377,013	11.4	43.3
Yongliang Wang(2)	1,480,713	—	—	1,480,713	1.0	0.4
Yue Teng	—	—	—	—	—	—
Shuangxi Wu	—	—	—	—	—	—
Chen Chen(3)	685,082	—	—	685,082	0.5	0.2
Jingbo Wang(4)	35,500	—	—	35,500	0.0	0.0
Guoxing Jiang	—	—	—	—	—	—
Rui Zhu(5)	30,000	—	—	30,000	0.0	0.0
All directors and officers as a group	8,320,972	—	11,287,336	19,608,308	12.7	43.6
Principal Shareholders:
C&XF Group Limited(6)	—	—	11,287,336	11,287,336	7.7	42.5
JD Entities(7)	2,615,956	47,240,103	—	49,856,059	34.1	36.2

Notes:

* Except as indicated otherwise, the business address of our directors and executive officers is 12th Floor, No. 6 Building, 433 Songhu Road, Shanghai, the People’s Republic of China. The business address of Mr. Yue Teng is JD.com Headquarters, Building 1, Block C, Kechuang 11 Street, BDA, Beijing, China. The business address of Ms. Shuangxi Wu is JD.com Headquarters, Building 1, Block C, Kechuang 11 Street, BDA, Beijing China. The business address of Mr. Jingbo Wang is 56A, Tower 2, Hampton Place, Tai Kok Tsui, Kowloon, Hong Kong. The business address of Mr. Guoxing Jiang is Room 1401, Building No.2, Lane 355, Beijing Road West, Huangpu District, Shanghai, China. The business address of Ms. Rui Zhu is Hongqiao Vanke Center T5 Building, 1-2F 988 Lane, Shenchang Road, Minhang District, Shanghai 201107, China.

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

(1)
Represents (i) 11,287,336 Class C ordinary shares held by C&XF Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and (ii) 6,089,677 Class A ordinary shares, in the form of ADSs, held by Mr. Kerry Xuefeng Chen, as of March 25, 2026. Mr. Kerry Xuefeng Chen is the sole shareholder and the sole director of C&XF Group Limited. The registered address of C&XF Group Limited is situated at offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building Road Town, Tortola, British Virgin Islands.
(2)
Represents 1,480,713 Class A ordinary shares Mr. Yongliang Wang has the right to acquire within 60 days after March 18, 2026.
(3)
Represents 22,783 Class A ordinary shares, in the form of ADSs, held by Mr. Chen Chen and 662,299 Class A ordinary shares Mr. Chen Chen has the right to acquire within 60 days after March 18, 2026.
(4)
Represents 35,500 Class A ordinary shares, in the form of ADSs, held by Mr. Jingbo Wang, as of March 25, 2026.
(5)
Represents 30,000 Class A ordinary shares, in the form of ADSs, held by Ms. Rui Zhu, as of March 25, 2026.
(6)
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
(7)
Represents (i) 47,240,103 Class B ordinary shares held by JD.com Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands, (ii) 282,623 Class A ordinary shares held by Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership), a limited partnership incorporated under the laws of Chinese Mainland, and (iii) 2,333,333 Class A ordinary shares represented by 3,500,000 ADSs held by Windcreek Limited, a limited liability company incorporated under the laws of the British Virgin Islands. JD.com Development Limited is wholly-owned by JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. (Nasdaq: JD, HKSE: 9618). The registered address of JD.com Development Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The general partner of Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) is Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership). The general partner of Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership) is Tianjin Huihe Capital Management Co., Ltd. Tianjin Huihe Capital Management Co., Ltd. is a wholly-owned subsidiary of Xi’an Jingdong Xincheng Information Technology Co., Ltd., which is a consolidated variable interest entity of JD.com, Inc. The registered address of Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) is Room 212, No. 1, The Second Avenue, Airport International Logistics Zone, Tian Jing Pilot Free Trade Zone (Airport Economic Zone), Tianjin, China. Windcreek Limited, a limited liability company incorporate under the laws of the British Virgin Islands, is a wholly-owned subsidiary of JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. The registered address of Windcreek Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

As of February 28, 2026, a total of 165,314,831 ordinary shares were held by record holders in the United States (including an aggregate of 92,892,070 ordinary shares held by Citibank, N.A., the depositary of our ADS program). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

For the year ended December 31, 2025, we had the following transactions with related parties:

•
We purchased service related to traffic acquisition and sourcing of inventory and R&D services from JD Group for a total consideration of RMB900.4 million.
•
We purchased repairing services from Quanfu for a total consideration of RMB9.6 million and provided traffic guiding services to Quanfu for a commission services revenue of RMB1.4 million.
•
We provided platform and recycle services to Jinsong for a total consideration of RMB124.1 million in 2025.
•
We extended a loan of RMB485.0 million to AiFenLei Group and received a repayment of RMB485.0 million in 2025.

•
We sold products to AiFenLei Group of RMB9.7 million and purchased promotion services from AiFenLei Group of RMB7.1 million.
•
We purchased a plant of RMB4.8 million from Yuejun to enhance our operation capacity in certain region and purchased data erasing services from Yuejun of RMB2.3 million.
•
We received a repayment of RMB2.3 million from Yuejun in 2025.

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

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law. As advised by our legal adviser on Cayman Islands law, under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits or share premium account. In particular, as further advised by our legal adviser on Cayman Islands law, under Cayman Islands law, a position of accumulated losses does not necessarily restrict our ability to declare and pay dividends, as dividends may be declared and paid out of our share premium account notwithstanding our profitability, provided that (i) the directors must act in what they consider in good faith to be in our best interests when considering whether or not to pay a dividend taking into account such accumulated losses, and (ii) in no circumstances may a dividend be declared or paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

On August 18, 2025, our board of directors approved a three-year shareholder return plan commencing with the fiscal year 2025. Pursuant to this plan, we will allocate no less than 60% of our adjusted net income (non-GAAP measure) for each fiscal year to shareholder returns, which may be effected through dividend distributions, share repurchases, or a combination of both. Our board of directors will, at its discretion, evaluate and approve the specific form, timing, and amount of such shareholder return measures in any given fiscal year, taking into consideration our operating results, cash flow, capital requirements, and other relevant factors. On March 10, 2026, our Board approved a cash dividend for the fiscal year 2025 (the “FY2025 Cash Dividend”) to implement our three-year shareholder return plan adopted in August 2025. The FY2025 Cash Dividend will be paid to holders of ordinary shares and holders of ADSs of record as of the close of business on April 6, 2026, in U.S. dollars, in an amount of US$0.1 per ADS or US$0.15 per ordinary share. The total amount of cash to be distributed for the FY2025 Cash Dividend is expected to be approximately US$23.5 million. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around April 24, 2026. Except for the shareholder return plan, we currently do not have other dividend policy.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Chinese Mainland regulations may restrict the ability of our Chinese Mainland subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution.”

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

D.
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution.”

E.
Taxation

The following summary of the Cayman Islands, Chinese Mainland and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Chinese Mainland and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent it relates to Chinese Mainland tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of Chinese Mainland with a “de facto management body” within Chinese Mainland is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as State Administration of Taxation Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese Mainland-controlled enterprise that is incorporated offshore is located in Chinese Mainland. Although this circular only applies to offshore enterprises controlled by Chinese Mainland enterprises or Chinese Mainland enterprise groups, not those controlled by Chinese Mainland individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to State Administration of Taxation Circular 82, an offshore incorporated enterprise controlled by a Chinese Mainland enterprise or a Chinese Mainland enterprise group will be regarded as a Chinese Mainland tax resident by virtue of having its “de facto management body” in Chinese Mainland only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in Chinese Mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in Chinese Mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in Chinese Mainland; and (iv) at least 50% of voting board members or senior executives habitually reside in Chinese Mainland. Further to the State Administration of Taxation Circular 82, the State Administration of Taxation issued the State Administration of Taxation Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the State Administration of Taxation Circular 82. The State Administration of Taxation Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.

We believe that ATRenew Inc. is not a Chinese Mainland resident enterprise for Chinese Mainland tax purposes. ATRenew Inc. is not controlled by a Chinese Mainland enterprise or Chinese Mainland enterprise group and we do not believe that ATRenew Inc. meets all of the conditions above. ATRenew Inc. is a company incorporated outside Chinese Mainland. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside Chinese Mainland. Therefore, we do not believe that ATRenew Inc. meets all of these conditions or ATRenew Inc. is a Chinese Mainland resident enterprise for Chinese Mainland tax purposes even if the conditions for “de facto management body” prescribed in the State Administration of Taxation Circular 82 are applicable. For the same reasons, we believe our other entities outside of Chinese Mainland are not Chinese Mainland resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that ATRenew Inc. is a Chinese Mainland resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% Chinese Mainland tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within Chinese Mainland. It is unclear whether our non- Chinese Mainland individual shareholders (including the ADS holders) would be subject to any Chinese Mainland tax on dividends or gains obtained by such non- Chinese Mainland individual shareholders in the event we are determined to be a Chinese Mainland resident enterprise. If any Chinese Mainland tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non- Chinese Mainland shareholders of ATRenew Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ATRenew Inc. is treated as a Chinese Mainland resident enterprise.

Provided that our Cayman Islands holding company, ATRenew Inc., is not deemed to be a Chinese Mainland resident enterprise, holders of the ADSs and Class A ordinary shares who are not Chinese Mainland residents will not be subject to Chinese Mainland income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under State Administration of Taxation Public Notice 7 and State Administration of Taxation Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a Chinese Mainland resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the Chinese Mainland entity which directly owns such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring Chinese Mainland tax. As a result, gains derived from such indirect transfer may be subject to Chinese Mainland enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a Chinese Mainland resident enterprise. We and our non- Chinese Mainland resident investors may be at risk of being required to file a return and being taxed under State Administration of Taxation Public Notice 7 and State Administration of Taxation Public Notice 37, and we may be required to expend valuable resources to comply with State Administration of Taxation Public Notice 7 and State Administration of Taxation Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in Chinese Mainland resident enterprises by their non- Chinese Mainland holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of the ADSs or Class A ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or Class A ordinary shares as "capital assets" within the meaning of Section 1221 of the Code (as defined below) (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Regulations”), published positions of the Internal Revenue Service (the “IRS”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). There can be no assurance that the IRS or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below.

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
•
persons that are liable for any minimum tax;
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
•
a corporation (or other entity treated as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;
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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. No assurances can be given with regard to our PFIC status for our current or subsequent taxable years because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile), fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year.

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

Dividends from us will generally constitute non-U.S. source income and will be treated as “passive category income” for foreign tax credit limitation purposes. In the event that we are deemed to be a Chinese Mainland resident enterprise under the Enterprise Income Tax Law, U.S. Holders may be subject to Chinese Mainland withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. U.S. Holders may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding tax imposed on dividends received on our ADSs or Class A ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign taxes withheld, such holder may instead claim a deduction for U.S. federal income tax purposes in respect of such taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As previously disclosed, we believe that we were a PFIC for the taxable year ended December 31, 2024, and as discussed above, no assurances can be given with regard to our PFIC status for our current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a Chinese Mainland resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as Chinese Mainland-source income under the Treaty. Pursuant to the Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any Chinese Mainland tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the Regulations.

As previously disclosed, we believe that we were a PFIC for the taxable year ended December 31, 2024, and as discussed above, no assurances can be given with regard to our PFIC status for our current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

As of December 31, 2025, we held 83.9% of our cash and cash equivalents, restricted cash and short-term investments in RMB, 13.4% in U.S. dollars, and the remainder primarily in Japanese yen and Hong Kong dollars. Our overseas operations generate revenues primarily in U.S. dollars, Japanese yen and Hong Kong dollars. Generally, a weakening of the RMB against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the RMB against the U.S. dollar has the opposite effect. Our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Currently, we do not believe we experience any significant foreign exchange risk. However, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,515.0 million, and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$34.4 million. Assuming we had converted the U.S. dollar dominated cash balance of US$16.9 million at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, this cash balance would have been RMB117.9 million. If the RMB had appreciated by 1% against the U.S. dollar, this RMB cash balance would have been RMB116.7 million instead. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

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

For the year ended December 31, 2025, we received a payment of US$1.9 million from the depositary.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2025 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established within the framework in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, which audited our consolidated financial statements for the year ended December 31, 2025, has also audited the effectiveness of internal control over financial reporting as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. We may identify additional control over deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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

	For the Years Ended December 31,
	2024		2025
	(in thousands)
Audit fees(1)	US$	1,400	US$	1,450
All other fees(2)	US$	—	US$	902

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 28, 2021, our board of directors authorized a share repurchase program, under which we were authorized to repurchase up to US$100 million of our shares over a twelve-month period starting from December 28, 2021. On December 9, 2022, our board of directors extended the effective period of the share repurchase program adopted on December 28, 2021 for another twelve-month period starting from December 28, 2022, while all the other terms of the share repurchase program remained unchanged. On March 12, 2024, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$20.0 million of our shares over a 12-month period starting from March 12, 2024. On June 21, 2024, our board of directors approved modifications to the size and terms of our share repurchase program adopted on March 12, 2024, increasing the aggregate value of shares that may be repurchased to US$50 million and extending the effective term to June 27, 2025. On June 30, 2025, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$50.0 million of our shares over a 12-month period starting from June 30, 2025.

The table below is a summary of our share repurchases in the periods indicated. All shares were repurchased in the open market pursuant to the share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
January 2025	162,065	US$2.50	162,065	US$24 million
February 2025	—	—	—	US$24 million
March 2025	246,292	US$3.10	246,292	US$23 million
April 2025	776,750	US$2.35	776,750	US$21 million
May 2025	476,577	US$2.62	476,577	US$20 million
June 2025	318,474	US$2.97	318,474	US$19 million
July 2025	—	—	—	US$50 million
August 2025	59,755	US$4.64	59,755	US$50 million
September 2025	417,865	US$4.40	417,865	US$48 million
October 2025	702,633	US$4.08	702,633	US$45 million
November 2025	422,653	US$4.16	422,653	US$43 million
December 2025	217,576	US$5.23	217,576	US$42 million
January 2026	132,098	US$5.86	132,098	US$41 million
February 2026	139,800	US$5.89	139,800	US$41 million
Total	4,072,538		4,072,538

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
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated hereby reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

2.3

Deposit Agreement, dated June 17, 2021, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated hereby reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-259187) filed with the Securities and Exchange Commission on August 31, 2021)

2.4

Eighth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated April 16, 2021 (incorporated hereby reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

2.5

Description of Securities of the Registrant (incorporated hereby reference to Exhibit 2.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)

4.1

Amended and Restated Share Incentive Plan (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.2

Second Amended and Restated 2021 Share Incentive Plan (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-287290) filed by the Registrant with the Securities and Exchange Commission on May 15, 2025)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

4.5*

English translation of the Amended and Restated Business Cooperation Agreement dated March 10, 2026 between Beijing Jingdong Century Trading Co., Ltd. and Shanghai Wanwuxinsheng Information Technology Group Co., Ltd.

8.1*	List of Principal Subsidiaries of the Registrant

Exhibit Number	Description of Document
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256615), as amended, initially filed with the Securities and Exchange Commission on May 28, 2021)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention Of Insider Trading of the Registrant (incorporated hereby reference to Exhibit 11.2 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 11, 2025)

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

Date: April 8, 2026

ATRENEW INC.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ATRenew Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ATRenew Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 8, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue recognition for net online product revenue from PJT Marketplace –Refer to Notes 2.14 to the financial statements

Critical Audit Matter Description

The Company generates net online product revenue from the sales of pre-owned consumer electronics through PJT Marketplace. The revenue is made up of a significant volume of low-dollar transactions. Because of the nature of the Company's transactions, the Company uses automated systems to process and record such revenue transactions.

Given the Company’s system to process revenue transaction are highly automated, we identified the net online product revenue from PJT Marketplace as the critical audit matter. This required extensive audit effort in auditing the revenue transaction with the assistance from our information technology (IT) specialist to identify, test and evaluate the Company’s systems and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue recognition for net online product revenue from PJT Marketplace comprised the following control testing and substantive procedure, among others:

•
With the assistance of our IT specialists, we:
▪
Identified the significant systems used to process the revenue transactions and tested the effectiveness of the general IT controls over each of these systems, including testing of access security, data center and network operations, and system change controls.
▪
Tested the effectiveness of interface control and automated controls within the process of product revenue transaction from PJT Marketplace.
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

April 8, 2026

We have served as the Company’s auditor since 2021.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ATRenew Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ATRenew Inc. and its subsidiaries (the “Company”) as of December 31, 2025 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the financial statements as of and for the year ended December 31, 2025 of the Company and our report dated April 8, 2026, expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 8, 2026

ATRENEW INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$ (note2.6)
ASSETS
Current assets:
Cash and cash equivalents		1,970,183	1,537,461	219,854
Restricted cash		132,000	500	71
Short-term investments (including the fair value measured investments of RMB333,764 and RMB242,641 as of December 31, 2024 and 2025, respectively)		583,764	267,641	38,272
Amount due from related parties, net (net of allowance for credit losses of RMB390 and RMB390 as of December 31, 2024 and 2025, respectively)	17	117,161	414,779	59,313
Inventories		535,070	1,074,080	153,591
Funds receivable from third party payment service providers		233,133	381,284	54,523
Accounts receivables, net (net of allowance for credit losses of RMB2,126 and RMB922 as of December 31, 2024 and 2025, respectively)	7	58,978	131,599	18,819
Prepayments and other receivables, net (net of allowance for credit losses of RMB15,683 and RMB1,132 as of December 31, 2024 and 2025, respectively)	3	539,067	933,959	133,555
Total current assets		4,169,356	4,741,303	677,998
Non-current assets:
Long-term investments (including the fair value measured investments of RMB57,660 and RMB56,972 as of December 31, 2024 and 2025, respectively)	6	556,136	485,401	69,411
Property, plant and equipment, net	4	156,532	239,378	34,231
Intangible assets, net	5	56,603	10,653	1,523
Other non-current assets	8	152,094	489,209	69,956
Total non-current assets		921,365	1,224,641	175,121
TOTAL ASSETS		5,090,721	5,965,944	853,119
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	9	225,000	322,855	46,168
Accounts payable		171,356	335,622	47,993
Contract liabilities		98,834	231,771	33,143
Accrued expenses and other current liabilities	10	522,378	644,782	92,203
Accrued payroll and welfare		179,693	189,904	27,156
Amount due to related parties	17	109,730	178,224	25,486
Total current liabilities		1,306,991	1,903,158	272,149
Non-current liabilities:
Operating lease liabilities, non-current	19	79,934	70,031	10,014
Deferred tax liabilities	11	9,244	2,352	336
Total non-current liabilities		89,178	72,383	10,350
TOTAL LIABILITIES		1,396,169	1,975,541	282,499

ATRENEW INC.

CONSOLIDATED BALANCE SHEETS—(CONTINUED)

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$ (note2.6)
Commitments and contingencies	20
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.001 par value, 941,472,561 and 941,472,561 shares authorized, 106,787,392 and 106,787,392 shares issued and 88,024,113 and 87,809,969 shares outstanding as of December 31, 2024 and 2025, respectively)	12	641	651	93
Class B Ordinary shares (US$0.001 par value, 47,240,103 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	12	305	305	44
Class C Ordinary shares (US$0.001 par value, 11,287,336 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	12	7	7	1
Additional paid-in capital		13,358,237	13,383,934	1,913,877
Treasury shares (US$0.001 par value, 16,439,902 and 17,973,663 shares as of December 31, 2024 and 2025, respectively)		(483,806)	(546,454)	(78,142)
Accumulated deficit		(9,171,363)	(8,835,075)	(1,263,399)
Accumulated other comprehensive loss		(9,469)	(12,965)	(1,854)
TOTAL SHAREHOLDERS’ EQUITY		3,694,552	3,990,403	570,620
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,090,721	5,965,944	853,119

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

		Years ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$ (note2.6)
Net revenues
Net product revenues		11,658,298	14,844,416	19,379,932	2,771,293
Net service revenues		1,307,484	1,483,984	1,668,324	238,567
Operating (expenses) income
Merchandise costs		(10,338,870)	(13,086,418)	(16,699,982)	(2,388,066)
Fulfillment expenses		(1,123,994)	(1,382,273)	(1,761,718)	(251,922)
Selling and marketing expenses		(1,250,860)	(1,367,028)	(1,653,702)	(236,476)
General and administrative expenses		(265,981)	(306,782)	(275,008)	(39,326)
Research and development expenses		(195,679)	(210,364)	(243,912)	(34,879)
Other operating income, net		36,264	53,434	42,241	6,040
(Loss) income from operations		(173,338)	28,969	456,175	65,231
Interest expense		(7,056)	(15,016)	(6,038)	(863)
Interest income		37,875	26,861	20,503	2,932
Other loss, net		(5,887)	(41,256)	(10,342)	(1,479)
(Loss) income before income taxes and share of loss in equity method investments		(148,406)	(442)	460,298	65,821
Income tax benefits (expenses)	11	42,530	56,877	(56,749)	(8,115)
Share of loss in equity method investments		(50,374)	(64,664)	(67,261)	(9,618)
Net (loss) income		(156,250)	(8,229)	336,288	48,088
Net (loss) earnings per share
Basic	15	(0.96)	(0.05)	2.08	0.30
Diluted	15	(0.96)	(0.05)	2.07	0.30
Weighted average number of shares used in calculating net (loss) income per ordinary share
Basic		162,160,835	161,618,799	161,315,074	161,315,074
Diluted		162,160,835	161,618,799	162,191,874	162,191,874
Net (loss) income		(156,250)	(8,229)	336,288	48,088
Foreign currency translation adjustments		8,883	7,356	(3,496)	(500)
Total comprehensive (loss) income		(147,367)	(873)	332,792	47,588

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

	Class A Ordinary shares (par value US$0.001)		Class B Ordinary shares (par value US$0.001)		Class C Ordinary shares (par value US$0.001)		Treasury shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Number of shares*	RMB	Number of shares	RMB	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	96,388,001	609	47,240,103	305	11,287,336	7	(5,699,315)	(217,920)	13,131,263	(9,006,884)	(25,708)	3,881,672
Net loss	—	—	—	—	—	—	—	—	—	(156,250)	—	(156,250)
Repurchase of ordinary shares (Note 13)	—	—	—	—	—	—	(6,541,148)	(160,068)	—	—	—	(160,068)
Issuance of ordinary shares upon exercise of options	3,648,341	0	—	—	—	—	—	—	2,822	—	—	2,822
Share-based compensation	—	—	—	—	—	—	—	—	134,402	—	—	134,402
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	8,883	8,883
Balance as of December 31, 2023	100,036,342	609	47,240,103	305	11,287,336	7	(12,240,463)	(377,988)	13,268,487	(9,163,134)	(16,825)	3,711,461
Net loss	—	—	—	—	—	—	—	—	—	(8,229)	—	(8,229)
Repurchase of ordinary shares (Note 13)	—	—	—	—	—	—	(6,866,106)	(184,295)	—	—	—	(184,295)
Treasury shares issued to depositary bank for share incentive plan	(2,666,667)	(19)	—	—	—	—	2,666,667	78,477	(78,458)	—	—	—
Issuance of ordinary shares upon exercise of options	4,594,339	33	—	—	—	—	—	—	1,485	—	—	1,518
Issuance of ordinary shares upon vesting of restricted shares	2,500,001	18	—	—	—	—	—	—	(18)	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	166,741	—	—	166,741
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	7,356	7,356
Balance as of December 31, 2024	104,464,015	641	47,240,103	305	11,287,336	7	(16,439,902)	(483,806)	13,358,237	(9,171,363)	(9,469)	3,694,552
Net income	—	—	—	—	—	—	—	—	—	336,288	—	336,288
Repurchase of ordinary shares (Note 13)	—	—	—	—	—	—	(2,533,761)	(92,274)	—	—	—	(92,274)
Treasury shares issued to depositary bank for share incentive plan	(1,000,000)	(7)	—	—	—	—	1,000,000	29,626	(29,619)	—	—	—
Issuance of ordinary shares upon exercise of options	1,486,283	11	—	—	—	—	—	—	2,445	—	—	2,456
Issuance of ordinary shares upon vesting of restricted shares	833,334	6	—	—	—	—	—	—	(6)	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	52,877	—	—	52,877
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(3,496)	(3,496)
Balance as of December 31, 2025	105,783,632	651	47,240,103	305	11,287,336	7	(17,973,663)	(546,454)	13,383,934	(8,835,075)	(12,965)	3,990,403

*The number of Class A Ordinary shares herein does not include shares nominally held by depositary bank for future issuance under the Company’s Share Incentive Plan

The accompanying notes are an integral part of these consolidated financial statements. “0” in above table means less than RMB 1,000.

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ (note2.6)
Cash flows from operating activities:
Net (loss) income	(156,250)	(8,229)	336,288	48,088
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	333,731	267,063	116,296	16,630
Noncash lease expense	47,075	53,061	67,030	9,585
Loss on the disposal of property and equipment	5,347	3,764	2,569	367
Provision for allowance for credit losses	24,672	13,147	21,363	3,055
Write-down of inventories	45,749	11,267	14,708	2,103
Share of loss in equity method investments	50,374	64,664	67,261	9,618
Impairment loss of equity securities	—	—	14,173	2,027
Unrealized fair value change of investments	4,773	35,593	1,569	224
Share-based compensation	134,402	166,741	52,877	7,562
Foreign exchange losses (gains)	10,106	3,000	(2,685)	(384)
Changes in operating assets and liabilities:
Inventories	(629,436)	461,547	(571,419)	(81,712)
Accounts receivables	93,808	(4,292)	(71,417)	(10,213)
Prepayments and other receivables, net	(49,904)	(26,346)	(395,268)	(56,523)
Amount due from related parties, net	25,661	(33,616)	(294,231)	(42,074)
Funds receivable from third party payment service providers	63,170	19,974	(148,151)	(21,185)
Other non-current assets	(5,180)	(1,303)	(32,332)	(4,623)
Accounts payable	458,957	(360,937)	164,266	23,490
Contract liabilities	(75,654)	(20,881)	132,937	19,010
Accrued expenses and other current liabilities	(89,672)	43,045	105,770	15,125
Accrued payroll and welfare	13,903	33,322	10,211	1,460
Amount due to related parties	30,428	31,698	68,494	9,795
Operating lease liabilities	(48,508)	(51,061)	(67,986)	(9,722)
Deferred tax liabilities	(43,654)	(58,414)	(6,892)	(986)
Net cash provided by (used in) operating activities	243,898	642,807	(414,569)	(59,283)
Cash flows from investing activities:
Purchase of property, plant and equipment	(85,183)	(59,857)	(144,280)	(20,632)
Proceeds from disposal of property and equipment	1,243	1,525	5,736	820
Purchases of short-term investments	(421,798)	(421,635)	(275,000)	(39,324)
Purchases of long-term investments	(120,900)	(150,181)	(14,850)	(2,124)
Proceeds from maturity of short-term investments	792,179	210,000	290,242	41,504
Loans to related parties	(95,000)	(183,953)	(485,000)	(69,354)
Loans to third parties	(131,691)	(27,200)	—	—
Collection of loan repayments from related parties	95,000	190,000	485,000	69,354
Collection of deposits on loans from third parties	124,163	—	—	—
Collection of loan repayments from third parties	14,000	16,900	2,000	286
Cash provided by (used in) investing activities	172,013	(424,401)	(136,152)	(19,470)

ATRENEW INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ (note2.6)
Cash flows from financing activities:
Proceeds from short-term borrowings	623,915	844,627	563,855	80,630
Repayment for short-term borrowings	(397,966)	(969,558)	(466,000)	(66,637)
Deferred finance cost	—	—	(21,717)	(3,106)
Proceeds from exercise of options	2,822	1,518	2,456	351
Repurchase of ordinary shares	(160,068)	(184,295)	(92,274)	(13,195)
Cash provided by (used in) financing activities	68,703	(307,708)	(13,680)	(1,957)
Effect of foreign exchange rate changes on cash and cash equivalents	2,456	1,289	179	26
Net increase (decrease) in cash, cash equivalents and restricted cash	487,070	(88,013)	(564,222)	(80,684)
Cash, cash equivalent and restricted cash at the beginning of the year	1,703,626	2,190,696	2,102,683	300,680
Cash, cash equivalent and restricted cash at the end of the year	2,190,696	2,102,683	1,538,461	219,996
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	1,978,696	1,970,183	1,537,461	219,854
Restricted cash	210,000	132,000	500	71
Restricted cash included in the other non-current assets	2,000	500	500	71
Total cash, cash equivalents, and restricted cash	2,190,696	2,102,683	1,538,461	219,996
Supplemental cash flow disclosures of operations:
Interest expenses paid	7,056	15,016	6,038	863
Cash paid for amounts included in the measurement of operating lease liabilities	49,335	50,962	68,823	9,842
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	28,003	124,959	71,894	10,281
Supplemental disclosure of non-cash investing and financing activities:
Payable for purchase of property and equipment	(2,253)	(2,273)	(2,906)	(416)

The accompanying notes are an integral part of these consolidated financial statements.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

1.
Organization and principal activities

ATRenew Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 22, 2011. The Company through its subsidiaries (collectively, the “Group”) primarily sell pre-owned consumer electronics through its online platforms and other channels and provide services to third-party merchants to sell the products through its platforms. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

As of December 31, 2025, the Company’s major subsidiaries are as follows:

Subsidiaries	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of direct/indirect ownership
Shanghai Wanwuxinsheng	May 21, 2010	Chinese Mainland	100%
AiHuiShou International Company Limited	January 13, 2012	Hong Kong	100%
Shanghai Aihui	August 16, 2012	Chinese Mainland	100%
Shanghai Yueyi Network Information Technology Co., Ltd (“Shanghai Yueyi”)	September 6, 2015	Chinese Mainland	100%
AHS Device Hong Kong Limited	March 8, 2017	Hong Kong	100%
Changzhou Yueyi Network Information Technology Co., Ltd (“Changzhou Yueyi”)	June 23, 2017	Chinese Mainland	100%
Qingdao Yueyi Network Information Technology Co., Ltd (“Qingdao Yueyi”)	October 11, 2023	Chinese Mainland	100%
Qingdao Yueqing Network Information Technology Co., Ltd (“Qingdao Yueqing”)	December 13, 2023	Chinese Mainland	100%
Jinan Yueqing Network Information Technology Co., Ltd (“Jinan Yueqing”)	April 24, 2024	Chinese Mainland	100%

2.
Summary of significant accounting policies

2.1 Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.2 Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany balances and transactions and unrealized profit and losses have been eliminated in consolidation.

2.3 Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation of share-based compensation, assessment for impairment of long-lived assets, including intangible assets, long-term investments, discount rate of operating lease liabilities, inventory write-down, estimating the current expected credit losses on financial assets, depreciable lives of property, plant and equipment, and useful life of intangible assets and realization of deferred tax assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

As of December 31, 2024 and 2025, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

As of December 31,	Description	Fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
		RMB	RMB	RMB
2024	Short-term investments	333,764	40,184	293,580
2024	Long-term investments	57,660	—	57,660
2025	Short-term investments	242,641	39,411	203,230
2025	Long-term investments	56,972	—	56,972

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.4 Fair value measurements—(Continued)

The Group had no asset measured at fair value on a non-recurring basis as of December 31, 2024. The following table presents the Group’s assets measured at fair value on a non-recurring basis for the year ended December 31, 2025:

Year ended December 31,	Description	Fair Value	Significant Unobservable Inputs (Level 3)	Total Loss for the Year
		RMB	RMB
2025	Equity investments without readily determinable fair value which deemed to be impaired(Note 2.13)	—	—	14,173

The Group’s assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition include certain short-term and long-term investments that the Group elects to apply fair value option under ASC 825, Financial Instruments.

Investments at fair value which were classified as level 1 within the fair value hierarchy as all significant inputs are unadjusted quoted prices from active markets.

Wealth management products that have no quoted market prices were classified as level 2 within the fair value hierarchy, the Group estimates their fair value using the expected yield on similar instruments in the market, and classifies the valuation techniques that use these inputs as Level 2.

The Group’s assets and liabilities measured at fair value on a nonrecurring basis include the fair value of intangible assets, equity method investments and equity investments without readily determinable fair value when they are deemed to be impaired. The fair values of investments are determined using estimated disposal value, which represents significant unobservable inputs used in the fair value measurements. Accordingly, the fair value measurements were classified as Level 3 within the fair value hierarchy. The related losses from such level 3 fair value measurements recognized in the consolidated statements of operations were nil, nil and RMB14,173 for the years ended December 31, 2023, 2024 and 2025, respectively.

The Group’s financial instruments not measured at fair value include cash and cash equivalents, restricted cash, certain short-term investments, amount due from related parties, net, funds receivable from third party payment service providers, other receivables, net, equity investments without readily determinable fair values, term deposits, short-term borrowings, accounts payable, other current liabilities, amount due to related parties. The carrying amounts of the short-term financial instruments approximate their costs due to the short-term nature of these assets and liabilities. The fair value of equity investments without readily determinable fair values cannot be reasonably estimated without undue costs. Save for the RMB14,173 of equity investments without readily determinable fair values recognized in the consolidated statements of operations for the year ended December 31, 2025, no other loss from such financial instruments was recognized in the consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025.

2.5 Functional currency and foreign currency translation

The functional currency of the Company and its subsidiaries in the PRC is RMB. The functional currency of the Group’s entities incorporated in Hong Kong is Hong Kong dollars (“HKD”). The functional currency of the Group’s entities incorporated in the United States is US$. The functional currency of the Group’s entities incorporated in Japan is Japan Yen (“JPY”)

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive (loss) income.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.5 Functional currency and foreign currency translation —(Continued)

The Group’s reporting currency is RMB. For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income (loss) in the statements of operations and comprehensive (loss) income and the consolidated statements of change in shareholders’ equity.

2.6 Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheet, consolidated statement of operations and comprehensive (loss) income and consolidated statement of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931 on December 31, 2025, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2025, or at any other rate.

2.7 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid, and monetary fund investments with original maturities of three months or less. As of December 31, 2024 and 2025, all cash and cash equivalents are unrestricted as to withdrawal and use.

2.8 Restricted cash

Cash that is restricted as to withdrawal or use or pledged as security is reported separately on the face of the consolidated balance sheets. Cash that is restricted as to withdrawal or use or pledged as security for other than current operations is reported in the other non-current assets. Restricted cash is included in the total cash, cash equivalents and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash primarily represents security deposits held in designated bank accounts as pledged guarantee provided for business partners.

2.9 Inventories

Inventories, consisting of pre-owned and new consumer electronics available for sale, are stated at lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less estimated costs necessary to make the sale. Write-down of inventory is determined using the specific identification method. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving or volatile changes in price levels, which is determined based upon factors such as historical and forecasted market demand and industry and economic trends that impact pricing. Write-down of inventory was recognized RMB45,749, RMB11,267 and RMB14,708 for the years ended December 31, 2023, 2024 and 2025, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in other operating income, net of consolidated statements of operations and comprehensive (loss) income. The Group recognized nil of impairment loss for each of the three years ended December 31, 2025.

2.11 Intangible assets, net

Intangible assets mainly include those acquired through business combinations and business corporations. Intangible assets arising from the Group’s acquisition of Paipai business from JD.com, Inc. in 2019 including Business Cooperation Agreement (“BCA”), Non-Compete Commitment (“NCC”), technology/platform and brand names, and are recognized and measured at fair value with the assistance of a third-party valuation firm using valuation techniques such as discounted cash flow analysis. Major assumptions used in determining the fair value of these intangible assets include forecasts of future revenues and discount rate and royalty saving rate. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over their respective useful lives as follows:

The identifiable intangible assets	Amortization Years
Brand names	10 years
BCA	1-6 years
Technology/platform	5 years
NCC	5 years

2.12 Impairment of long-lived assets

The Group evaluates its long-lived assets including property, plant and equipment, right-of-use assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment analysis is performed if events indicate that it is impaired. Possible indications of impairment may include events or changes in circumstances affecting business forecast and operations. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the carrying amount of the assets exceeds the undiscounted net cash flows, an analysis is performed to determine the fair value of the assets using income approach based on the discounted cash flows and the group recognizes impairment loss on the amount by which the carrying value exceeds the fair value of the asset.

For the years ended December 31, 2023, 2024 and 2025, the Group did not identify any impairment indicator for its long-lived assets as the financial performance and operation results were consistent with its expectation and budget for the given years as a growth company and no impairment loss was recognized for the long-lived assets.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.13 Investments

Short-term investments include (i) Term deposits with original maturities longer than three months but less than one year, (ii) wealth management products with unsecured principal purchased from financial institutions which have original maturities of less than one year, and (iii) listed equity securities representing ordinary shares of an entity listed in Hong Kong. The Group elects to adopt the fair value option in accordance with ASC 825, Financial Instruments to record the investments in wealth management products in short-term investments in the consolidated balance sheets. Changes in the fair value of the investments are recorded as other income (loss), net in the consolidated statements of operations and comprehensive (loss) income. The Group recognized unrealized loss from fair value changes of RMB1,303, RMB38,418 and RMB880 of short-term investments for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, three term deposits totaling RMB300 million which were previously recorded in short-term investments have been reclassified to non-current assets. The reclassification was determined necessary, as the deposits held in two separate banks are involved in ongoing investigations being carried out by certain regulatory authorities, and as a result have been encumbered by the banks until such time as the investigations are completed, which is not expected to occur within the next 12 months. Based on the information obtained to date by the Group, these investigations are not related to the Group’s activities or any of its employees. After consulting with its legal counsel, the Group is of the view these deposits will be recovered when the investigations are completed. However, the timing and amount of the deposits that the Group will ultimately recover may vary depending on the outcome of the investigations.

Long-term investments include (i) equity method investments, (ii) equity securities without readily determinable fair value and (iii) long-term investments at fair value.

Equity method investments

The Group accounts for its in-substance common stock equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investments and recognizes in earnings for share of the earnings or loss of the investee after the date of investment. The Group stops to record its share of loss when losses have reduced the investment balance to zero and the Group does not have a requirement or commitment to advance additional funds to an investee. The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and other entity-specific information such as recent financing situation. The fair value determination, particularly for investments in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than- temporary, the carrying value of the equity method investment is written down to fair value. No impairment loss was recognized in other income (loss), net in the consolidated statements of operations and comprehensive (loss) income for the years ended December 31, 2023, 2024 and 2025.

Equity securities without readily determinable fair value

Following the adoption of ASU 2016-01, Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, the Company measures these investments using measurement alternative at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other income (loss), net.

The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in other income (loss), net. The Group recorded impairment losses of nil, nil and RMB14,173 in other income (loss), net in the consolidated statements of operations and comprehensive (loss) income for the years ended December 31, 2023, 2024 and 2025, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.13 Investments—(Continued)

Investments at fair value

The investments under fair value pertain to structured products in fund-linked notes. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in long-term investments under fair value in the consolidated balance sheets. Changes in the fair value of these investments are recorded as other income (loss), net in the consolidated statements of operations and comprehensive (loss) income. The Group recognized unrealized losses from fair value changes of RMB3,470, unrealized gain from fair value changes RMB2,825, unrealized loss from fair value changes of RMB689 of long-term investments for the years ended December 31, 2023, 2024 and 2025, respectively.

2.14 Revenue recognition

Revenues are generated primarily from product revenues and service revenues through the platforms the Group offers to its customers. The Group also generates revenues from product sales through offline stores it operates and service revenues through the membership and extended warranties offers to its customers.

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

Disaggregation of revenues

For the years ended December 31, 2023, 2024 and 2025, the disaggregated revenues by revenue streams were as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net product revenues generated from merchants	9,503,034	10,630,286	11,932,362
Net product revenues generated from end customers	2,155,264	4,214,130	7,447,570
Net product revenues (Note)	11,658,298	14,844,416	19,379,932
Net service revenues for PJT marketplace	707,000	801,772	813,757
Net service revenues for Paipai marketplace	497,338	463,036	487,786
Net service revenues from other channels	103,146	219,176	366,781
Net service revenues	1,307,484	1,483,984	1,668,324

Note: Comparative financial data has been reclassified to conform to the current year's presentation.

Net Product Revenues

The majority of the Group’s revenue is derived from online product sales. The Group recognizes revenue from the sale of phones and other consumer electronics goods through the two online platforms it operates: PJT Marketplace (“PJT”) (B2B channel), Paipai Marketplace (“Paipai”) (B2C channel), and other channels the Group operates, including AHS Select, a self-developed B2C channel. The Group utilizes external delivery service providers to deliver goods to its customers. The Group presents revenue generated from its sales of products on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits and recognizes revenue at the point of time when the goods have been delivered to the customers. The customers pay for the goods in advance. The Group offers its customers right of return for a period of 3 to 7 days upon the receipts. Product revenues are reduced by estimated sales return, which has been immaterial in the historical periods.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.14 Revenue recognition —(Continued)

For product sales through offline B2B channels, the Group recognizes revenue at the point of time when customers pay and obtain control of the products. When transactions involving trade-in devices, the purchase of the pre-owned products and the sale of new products are accounted for as two separate transactions. Fair value of trade-in product is recognized as non-cash consideration for the sale of the new product.

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

Commission fees are recognized in the consolidated statements of operations and comprehensive (loss) income at the time when the service obligations to the merchants are determined to have been completed under each sales transaction upon the business buyers’ confirming the receipts of goods or over time for merchants paying fixed monthly management fees. Commission fees are not refundable if business buyers return the merchandise to merchants.

The Group provides a one-year warranty for pre-owned consumer electronics sold on Paipai, which is not considered as a separate performance obligation. The costs associated with the warranty was immaterial during the years presented.

The Company provides membership and extended warranties service. Such payment is paid at the inception of the contract for separately priced membership subscription fees and extended warranties. Revenues for membership subscription fees are recognized based on the proportion of actual usage relative to total purchased volume, over a period not exceeding twelve months. Revenues for extended warranties are recognized on a straight-line basis over the contract period, which is mainly within one year.

Reconciliation of contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. There was no contract asset as of December 31, 2024 and 2025. Accounts receivables were RMB56,813, RMB61,104 and RMB132,521 as of December 31, 2023, 2024 and 2025.

A contract liability exists when the Group has received consideration but has not transferred the related goods or services to the customer. The Group’s contract liabilities consist of payments received from customers before they received the products, mainly related to: (i) offline sales of pre-owned electronics and online channel sales, in which the Group receives advance payments pursuant to the agreements with certain offline customers before the products are transferred; (ii) membership subscription fees and extended warranties. As of December 31, 2024 and 2025, balances of the contract liabilities were RMB98,834 and RMB231,771. The opening balances of RMB195,369, RMB119,715 and RMB98,834 were recognized in the years ended December 31, 2023, 2024 and 2025. The contract liabilities as of December 31, 2025 is expected to be recognized in revenue in the year of 2026. There were no costs of obtaining a contract for the years ended December 31, 2023, 2024 and 2025.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.14 Revenue recognition —(Continued)

Geographic information

The following is the Group’s net product and service revenues by geographical location:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Chinese Mainland	10,778,594	14,383,324	19,021,384
Hong Kong	827,182	424,266	327,745
Others	52,522	36,826	30,803
Net product revenues	11,658,298	14,844,416	19,379,932
Chinese Mainland	1,305,727	1,481,427	1,668,209
Hong Kong	1,749	2,176	115
Others	8	381	—
Net service revenues	1,307,484	1,483,984	1,668,324

2.15 Merchandise costs

Merchandise costs primarily consist of cost of acquired products, inbound shipping charges and inventory write-downs.

2.16 Fulfillment expenses

Fulfillment expenses consist primarily of expenses incurred in operating the Group’s platform, centralized operation centers and stations, offline stores, warehouse operating costs such as personnel cost and expenses attributable to purchasing, receiving, inspecting and grading, packaging, and preparing customer orders for shipment, as well as outbound shipping charges.

2.17 Research and development Expenses

Research and development Expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining technology platform, and improving artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include equipment depreciation, amortization and impairment of technology/platform, as well as data center costs. Technology and platform amortization is amortization of platform arising from acquisition of Paipai business. Research and development expenses are expensed as incurred.

2.18 Selling and marketing expenses

Selling and marketing expenses consist primarily of platform promotion expenses, channel commissions, advertising expenses, amortization expense and payroll and related expenses for employees involved in marketing and business development activities. Platform promotion expenses consist of Paipai coupons distributed on end consumers who are not customers of the Group on Paipai platform to promote transaction volume. Channel commissions consist of commission paid to sales channel providers and collection channel providers. Amortization expense consist of amortization of BCA, NCC, and brand names arising from the acquisition of Paipai business. Advertising expenses consist of the fees of advertising across multiple platforms in connection with business development. Total advertising expenses were recognized as incurred, and were RMB124,658, RMB122,484 and RMB196,806 for the years ended December 31, 2023, 2024 and 2025, respectively.

2.19 General and administrative expenses

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.20 Other operating income, net

Other operating income, net consists primarily of government subsidies and reimbursements from ADR program. Government subsidies represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Government subsidies are recognized in other operating income, net in the consolidated statements of operations and comprehensive (loss) income when the government subsidies are received and no further conditions need to be met.

2.21 Share-based compensation

The Group grants share options and restricted share units to the management team and other employees (collectively, “Share-based Awards”). The Group accounted for the Share-based Awards in accordance with ASC 718, Compensation — Stock Compensation. Share-based Awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method, net of actual forfeitures, if any, over the requisite service period, with a corresponding impact reflected in additional paid-in-capital. Share-based Awards that are subject to both the service period and the occurrence of Qualified IPO as performance condition are measured at the grant date fair value and share-based compensation expenses are recognized for the cumulatively vested amount upon the completion of the IPO first and then over the remaining requisite service period. The grant date fair value of share options is determined by Binomial option pricing model. The grant date fair value of restricted. share units is determined by the fair value of underlying ordinary shares. The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group accounts for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations and comprehensive (loss) income as the cash compensation of those employees receiving the award.

2.22 Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB101,858, RMB104,966 and RMB119,185 for the years ended December 31, 2023, 2024 and 2025, respectively.

2.23 Income taxes

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.23 Income taxes —(Continued)

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023, 2024 and 2025.

2.24 Operating leases

Following the adoption of ASU No. 2016-02, Leases (Topic 842), the Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contract as of the adoption date is or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Group evaluates whether an agreement constitute a lease by reviewing the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Group has leased office and store premises for operating activities. All of the Group’s leases with lease terms longer than 12 months have been deemed operating leases pursuant to the criteria in ASC Topic 842. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group’s incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. Fixed lease payments are included in the measurement of operating lease liabilities and variable payments are recognized as lease expense in the period in which the obligation for those payments is incurred. The Group measures the operating lease right-of use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Group. Operating lease right-of-use assets is included in other non-current assets and current portion of operating lease liabilities is included in accrued expenses and other current liabilities.

2.25 Comprehensive (loss) income

Comprehensive (loss) income is reported in the consolidated statements of operations and comprehensive (loss) income. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, represents accumulated foreign currency translation adjustments from its subsidiaries not using the RMB as their functional currency.

2.26 Net (loss) earnings per share

Basic (loss) earnings per share is computed by dividing net (loss) income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.27 Certain risks and concentrations

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

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, amount due from related parties and funds receivable from third party payment service providers, accounts receivables, other receivables and term deposits. The Group places its cash and cash equivalents, restricted cash, short-term investments and term deposits with financial institutions with high-credit ratings and quality. Funds receivable from third party payment service providers primarily comprise of the receivable from customers, where the amount is under the Group’s name on these online platforms. Due to the nature of the arrangement, the Group considers there to be no collection risks.

Amount due from related parties mainly consists of disbursement in advance, advance payment for purchase of goods or services, accounts receivables and deposits. Account receivable are typically unsecured and are derived from revenue earned from the customers. Other receivables mainly consists of deposits paid to suppliers, customer deposits where the Group paid on behalf of the business buyers for the purchase deposit, loan to business partners, cash advance to customers and others. The Group conducts credit evaluations on customers, suppliers and business partners and require certain amounts of security deposits from them to manage its credit risk. The Group uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Group’s amount due from related parties, accounts receivables and other receivables within the scope of expected credit losses model, along with reasonable and supportable forecasts as a basis to develop the Group’s expected loss estimates. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. The amount due from related parties, accounts receivables and other receivables balances are written off after all collection efforts have been exhausted.

2.28 Segment reporting

Based on the criteria established by ASC 280, Segment Reporting, the Group’s chief operating decision maker (the “CODM”) has been identified as the chairman of the board of directors and chief-executive officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. Hence, the Group has only one operating and reportable segment.

The CODM reviews net loss (income) in evaluating financial performance and determining how to allocate resources of the Group, including marketing strategy, efficiency evaluation and monitoring budget versus actual results.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.28 Segment reporting —(Continued)

The table below provides Information about the Group’s segment and includes the reconciliation to net (loss) income.

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net product revenues	11,658,298	14,844,416	19,379,932
Net service revenues	1,307,484	1,483,984	1,668,324
Less: Significant and other segment expenses
Merchandise costs	(10,338,870)	(13,086,418)	(16,699,982)
Other fulfillment expenses (Note I)	(1,100,604)	(1,361,624)	(1,747,496)
Other selling and marketing expenses (Note I)	(944,871)	(1,085,166)	(1,598,074)
Other general and administrative expenses (Note I)	(192,825)	(247,152)	(257,265)
Other research and development expenses (Note I)	(173,135)	(191,736)	(232,671)
Share-based compensation expenses	(134,402)	(166,741)	(52,877)
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions, net of tax effects	(247,023)	(155,614)	(39,060)
Other segment items (Note II)	9,698	(42,178)	(84,543)
Net (loss) income	(156,250)	(8,229)	336,288

Note I: The other operating expenses are expenses excluding share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions, net of tax effects.

Note II: Other segment items including other operating income, net, interest expense and interest income, other income (loss), net, current income tax expenses and share of loss in equity method investments.

2.29 Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

On November 4, 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. On January 6, 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group plans to adopt the standard when it becomes effective beginning in our fiscal year 2027 annual financial statements, and the Group is currently evaluating the impact this guidance will have on the disclosures included in the Notes to the Consolidated Financial Statements.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.29 Recent accounting pronouncements —(Continued)

On May 12, 2025, the FASB released ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which amends ASC 805 and ASC 810 to improve the requirements for identifying the accounting acquirer. The ASU intends to enhance the comparability of financial statements across entities engaging in acquisition transactions effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity (VIE) that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. For certain transactions, they replace the current requirement that the primary beneficiary is always the accounting acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. ASU 2025-03 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. Entities shall apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. The Group is currently evaluating the impact of this guidance, but does not expect the adoption to have a material impact on the Consolidated Financial Statements.

On May 15, 2025, the FASB issued ASU 2025-04, which clarifies the guidance in both ASC 606 and ASC 718 on the accounting for share-based payment awards that are granted by an entity as consideration payable to its customer. The ASU is intended to reduce diversity in practice and improve existing guidance. In accordance with the ASU, a performance condition explicitly includes any condition related to achieving a specified performance target that is defined by reference to a grantee’s purchase of the grantor’s goods or services from the grantor (or the grantor’s customers) or a purchase of the grantor’s goods or services from the grantee (or the grantee’s customers). Therefore, under the ASU’s guidance, a vesting condition that is based on a specified volume or a specified monetary amount “of goods or services [purchased from the grantor] (including over a specified period of time)” is a performance condition. As a result of the revision to the definition of “performance condition,” fewer awards issued to customers are expected to have service conditions. However, ASU 2025-04 also amends the guidance in ASC 718-10-35-1D on service conditions in share-based payment arrangements, which permits entities to elect a policy of recognizing the effect of forfeitures when they occur. Thus, for service conditions associated with share-based consideration payable to a customer, entities are required to estimate the number of forfeitures expected to occur for the entire award. The ASU further clarifies that the guidance on constraining estimates of variable consideration in ASC 606 “should not be applied to share-based consideration payable to a customer that is measured and classified under Topic 718”. ASU 2025-04 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of this guidance, but does not expect the adoption to have a material impact on the Consolidated Financial Statements.

In August 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Trade Receivables and Contract Assets”. This ASU provides a practical expedient and accounting policy election to allow entities to measure expected credit losses on certain trade receivables and contract assets using a provision matrix approach. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of this guidance, but does not expect the adoption to have a material impact on the Consolidated Financial Statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which is intended to improve the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of this guidance, but does not expect the adoption to have a material impact on the Consolidated Financial Statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years. with early adoption permitted. The Group is currently evaluating the impact of this guidance, but does not expect the adoption to have a material impact on the Consolidated Financial Statements.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

2.
Summary of significant accounting policies—(Continued)

2.29 Recent accounting pronouncements —(Continued)

Adopted pronouncement

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” ASU2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted. The Group has adopted ASU2023-09 on a prospective basis (Note 11).

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

3.
Prepayments and other receivables, net

Prepayments and other receivables, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Loan to business partners (1)	134,463	112,360
Deposits (2)	59,809	155,284
Customer deposits (3)	88,975	227,393
VAT recoverables	117,874	118,623
Advance to suppliers (4)	88,795	206,884
Cash advanced to staff	41,831	11,230
Deferred finance cost	—	23,687
Others	23,003	79,630
Less: allowance for credit losses	(15,683)	(1,132)
Total	539,067	933,959

(1)
The amount mainly includes the loan to business partners with outstanding principal balances of US$17.3 million, and US$14.5 million as of December 31, 2024, and 2025, respectively, bearing a fixed annual interest rate of 5%.
(2)
The amount represents the refundable deposits paid to suppliers.
(3)
The amount relates to the refundable deposits paid to merchants to whom the Group provides platform service.
(4)
The amount represents the prepayment to suppliers, mainly for advertising expense and pre-owned electronics.

The movements in the allowance for credit losses for prepayments and other receivables are as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	1,406	15,389	15,683
Current year provision, net of recovery	24,710	11,686	22,567
Current year write-off	(10,727)	(11,392)	(37,118)
Balance at end of the year	15,389	15,683	1,132

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

4.
Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Cost
Machinery	75,597	82,228
Electronic equipment	89,606	136,937
Leasehold improvement	155,681	194,223
Furniture and office equipment	48,480	104,635
Buildings	24,518	24,518
Motor vehicles	1,466	1,466
Software	9,147	9,137
Total	404,495	553,144
Less: accumulated depreciation	(249,656)	(316,176)
Construction in progress	1,693	2,410
Property, plant and equipment, net	156,532	239,378

Depreciation expense was RMB43,053, RMB53,035 and RMB70,346 for the years ended December 31, 2023, 2024 and 2025, respectively.

5.
Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
BCA	1,554,046	—
Brand names	321,000	321,000
NCC	79,141	—
Technology/platform	31,600	—
Total	1,985,787	321,000
Less: accumulated amortization	(1,722,259)	(124,372)
Less: accumulated impairment loss	(206,925)	(185,975)
Intangible assets, net	56,603	10,653

Amortization expenses related to intangible assets were RMB274,019, RMB214,028 and RMB45,950 for the years ended December 31, 2023, 2024 and 2025, respectively. The Group expects to record amortization expenses of RMB3,114, RMB3,114, RMB3,114 and RMB1,311 for the years ending December 31, 2026, 2027, 2028 and 2029 respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

6.
Long-term investments

The Group's long-term investments consist of:

	As of December 31,
	2024	2025
	RMB	RMB
Equity method investments:
Qingdao Qingle Venture Capital Partnership (“Qingle”) (1)	30,256	33,744
Nantong Wanwuchuangxin Venture Capital Partnership (“Wanwuchuangxin”) (2)	56,654	72,137
Jinsong (Shanghai) Network Information Technology CO. Ltd (“Jinsong”) (3)	21,830	20,391
Other equity method investments	44,767	29,431
Equity securities without readily determinable fair values:
Jinsong (Shanghai) Network Information Technology CO. Ltd (“Jinsong”) (3)	63,430	63,430
AiFenLei Global Co., Ltd. (“AiFenLei”) (4)	248,846	176,581
Other equity securities without readily determinable fair values	32,693	32,715
Investments at fair value:
China Dynamic Fund I SP	57,660	56,972
Total	556,136	485,401

(1)
Qingle

As of December 31, 2022, the Group held 11.95% equity interests of Qingle as its limited partner, amounted to RMB30,000 and accounted as an equity-method investment. In December 2023, after finishing a series of equity transactions of Qingle, the Group held 17.54% equity interest of Qingle.

(2)
Wanwuchuangxin

In November 2021, the Group acquired 29.0% equity interest in Wanwuchuangxin, a limited partnership managed by an unrelated third party, as a limited partner with cash consideration of RMB29,000, and accounted for the investment as an equity-method investment. In July 2023 and April 2025, the Group made further investments with cash consideration of RMB17,400 and RMB11,600, respectively, with the equity interest remains at 29.0%.

(3)
Jinsong

As of December 31, 2022, the Group accounted for the investment in ordinary shares of RMB28,370 under equity-method as the Group has the ability to exert significant influence over Jinsong and accounted for the investment in preferred shares of RMB63,430 under equity securities without readily determinable fair value as they are not in substance ordinary shares. In November 2023, Jinsong repurchased its ordinary shares and preferred shares from certain shareholders, which resulted an increase in the Group’s equity holding in ordinary shares and preferred shares. The total equity holding was 29.99% as of December 31, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, the Group recorded proportionately gains of RMB761, losses of RMB286, and losses of RMB1,439 in share of loss in equity method investments, respectively.

(4)
AiFenLei

In July 2019, the Group disposed of its household waste recycling business (“AiFenLei”) at zero consideration to the Founder and retained 52.5% economic rights without any voting or significant participating rights. The Group recognized RMB9,259 of loss upon disposal. The retained interest in ordinary shares was accounted for under alternative measurement with minimal value at the time of the disposal due to the significant uncertainty associated with AiFenLei. Since then, the carrying amount of investment in the ordinary shares is nil.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

6.
Long-term investments —(Continued)
(4)
AiFenLei —(Continued)

In January 2022, the Group made an additional RMB16,844 investment in preferred shares. Since then, the Group’s investment in AiFenLei consists of preferred shares with a carrying amount of RMB16,844 and ordinary shares with a carrying amount of nil. The total equity holding was 33.9% as of December 31, 2022 due to passive dilution.

In March 2023, the Group made another investment to AiFenLei for a total consideration of US$40,000. Since then, the Group was entitled to nominate two members of the Board of Directors among seven members and had the ability to exercise significant influence over AiFenLei. As the carrying amount of investment in the ordinary shares is nil, the accumulative loss from equity pick up is recorded in the investment in preferred shares. The total equity holding was 41.9% as of December 31, 2023.

In April 2024, the Group completed additional investments to AiFenLei for a consideration of US$10,000 for new series of preferred shares investments and acquired certain shares from another shareholder of AiFenLei for a consideration of US$2,000. The total equity holding was 40.33% as of December 31, 2024.

For the years ended December 31, 2023, 2024 and 2025, the Group recorded proportionately share of loss of RMB63,029, RMB65,125 and RMB72,265 in share of loss in equity method investments, respectively.

7.
Accounts receivables, net

The movements in the allowance for credit losses for accounts receivables are as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	952	665	2,126
Current year provision, net of recovery	(287)	1,461	(1,204)
Current year write-off	—	—	—
Balance at end of the year	665	2,126	922
8.
Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Operating leases right-of-use assets (Note 18)	127,824	132,607
Term deposits (Note 2.13)	—	300,000
Others	24,270	56,602
Total	152,094	489,209

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

9.
Short-term borrowings

The Group entered into primarily one-year credit facilities with several Chinese commercial banks that provide revolving line of credit for the Group.

In 2024, the Group drew-down RMB844,627 at the weighted average interest rate of 3.33% per annum and repaid short-term bank borrowings upon maturity in the amount of RMB969,558.

In 2025, the Group drew-down RMB563,855 at the weighted average interest rate of 2.35% per annum and repaid short-term bank borrowings upon maturity in the amount of RMB466,000.

As of December 31, 2024 and 2025, the remaining balance of these loan agreements was RMB225,000 (of which RMB35,000 was unsecured and unguaranteed) and RMB322,855 respectively, at weighted average interest rate of 3.02% and 2.19% per annum, respectively.

As of December 31, 2025, the Group had unused primarily one-year revolving credit facilities with several Chinese commercial banks to borrow up to RMB852,145 for working capital needs.

10.
Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Deposits from business partner	240,727	234,571
Fulfillment payable	78,834	72,448
Other tax payable	95,732	187,137
Operating lease liabilities - current	49,992	63,720
Refund liabilities	28,403	23,253
Others	28,690	63,653
Total	522,378	644,782

11.
Taxation

a) Value added tax (“VAT”)

For sales of pre-owned consumer electronic products, the Group is subject to the VAT levy rate of 3% under the simplified method and is exempted by 1% in compliance with relevant PRC VAT regulations of CaiShui [2009] No. 9 and CaiShui [2014] No. 57. The Group is subject to statutory VAT rate of 13% for sales of other products in the PRC. The Group is subject to VAT at the rate of 6% for service revenues.

b) Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

11.
Taxation —(Continued)

b) Income tax —(Continued)

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HKD2 million of profits earned by its subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, the Company as a foreign company is generally not subject to Hong Kong income tax on its foreign-derived income. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Chinese Mainland

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the statutory enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. All of the Group’s PRC subsidiaries are subject to the statutory income tax rate of 25% except for Shanghai Wanwuxinsheng which obtained qualification as High and New Technologies Enterprises, or HNTE in 2021 and was entitled to a preferential EIT rate of 15% from 2021 to 2023 if certain conditions are met. In December 2024, Shanghai Wanwuxinsheng renewed the qualification as HNTE and is entitled to a preferential EIT rate of 15% from 2024 to 2026.

Rate Reconciliation

The country of domicile is determined to be Chinese Mainland, as the company’s primary place of business, headquarters, and core operational activities are all situated within Chinese Mainland.

The following is reconciliation between the statutory rate and the Company’s effective tax rate. For 2023, 2024 and 2025, the statutory rate represented the Chinese Mainland statutory rate of 25%.

	Years ended December 31,
	2023	2024
Statutory Rate	25.00%	25.00%
Expenses not deductible for tax purposes	(20.63%)	(9,026.84%)
Super deduction on research and development expenses	2.85%	4,487.22%
Effect of preferential tax rate for high-tech enterprises	(19.55%)	1,105.04%
Effect of different tax rates of a subsidiary operating in other jurisdiction	(7.33%)	(2,880.81%)
Effect of expired tax loss	(0.01%)	0.00%
Change in valuation allowance	71.18%	18,154.30%
True up	(22.85%)	1,004.19%
Total	28.66%	12,868.10%

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

11.
Taxation—(Continued)

b) Income tax—(Continued)

In accordance with the updated requirements of ASU No. 2023-09 for the year ended December 31, 2025, a reconciliation between the statutory rate and the Company’s effective tax rate is as follows (in thousands, except percentages).

	Years ended December 31,2025
	RMB	Percentage
Income before tax and share of loss of equity-method investees	460,298
Income tax expense at statutory rate	115,072	25.00%
Foreign tax effects	2,995	0.65%
Tax Credits
Effect of preferential tax rate for high-tech enterprises	(35,978)	(7.82%)
Super deduction on research and development expenses	(14,232)	(3.09%)
Changes in valuation allowances	(26,132)	(5.68%)
Nontaxable or nondeductible items
Share-based compensation expenses	7,932	1.72%
Others	1,781	0.39%
True up	5,311	1.16%

Effective tax rate	56,749	12.33%

If the preferential tax rate granted to an entity of the Group were not available, the Group’s income tax benefits (expenses) would have increased by RMB29,016, decreased by RMB4,907 and decreased by RMB35,978 for the years ended December 31, 2023, 2024 and 2025, respectively. The basic and diluted net loss (earnings) per share attributable to the Company would decrease by RMB0.18, increase by RMB0.03 and RMB0.22 for the years ended December 31, 2023, 2024 and 2025, respectively.

Income tax paid by jurisdictions

In accordance with the guidance in ASU 2023-09 (which was adopted prospectively in 2025), net income tax paid in 2025 to the following jurisdiction was as follow:

Year ended December 31,2025
RMB
China	18,722

We paid net income tax and related interest of RMB0 and RMB2,488 in 2023 and 2024, respectively.

(Loss) income by tax jurisdictions

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
(Loss) income from Chinese Mainland operations	(109,968)	102,888	472,271
Income (loss) from Hong Kong operations	72	(72,313)	(3,216)
Loss from Cayman operations	(41,724)	(25,479)	(5,145)
Income (loss) from operations in other tax jurisdictions	3,214	(5,538)	(3,612)
Total (loss) income before tax and share of loss of equity method investments	(148,406)	(442)	460,298

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

11.
Taxation—(Continued)

b) Income tax—(Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive (loss) income are as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current tax expenses	1,124	1,537	63,641
Deferred tax benefits	(43,654)	(58,414)	(6,892)
Total income tax (benefits) expenses	(42,530)	(56,877)	56,749

Deferred tax assets and deferred tax liabilities:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Deferred tax assets
Tax loss carried forward	134,981	73,415	37,498
Deductible temporary differences	111,726	95,404	109,180
Allowance for credit losses	4,111	3,888	611
Write-down of inventory	11,437	2,931	2,588
Unrealized fair value losses for certain investments	—	6,375	7,214
Impairment loss of long-term investments	—	—	3,543
Total deferred tax assets	262,255	182,013	160,634
Less: valuation allowance	(262,255)	(182,013)	(160,634)
Net deferred tax assets	—	—	—
Deferred tax liabilities
Identifiable intangible assets and deferred cost acquired	67,658	9,244	2,352
Total deferred tax liabilities	67,658	9,244	2,352

The movement of deferred tax valuation allowance is as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	367,884	262,255	182,013
Additions (reductions), net of foreign exchange impacts	(105,629)	(80,242)	(21,379)
Balance at end of the year	262,255	182,013	160,634

As of December 31, 2023, 2024 and 2025, the Group had net operating loss carry forwards of approximately RMB627,437, RMB418,469 and RMB270,390, respectively, which arose from the subsidiaries established in the PRC and Hong Kong. The loss carry forwards will expire until receipt of notice from local tax authorities. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2023, 2024 and 2025, as management is not able to conclude that the future realization of those net operating loss carries forwards and other deferred tax assets are more likely than not.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

11.
Taxation—(Continued)

b) Income tax—(Continued)

The deferred tax component of income tax benefits is related to the amortization and impairment of deferred tax liabilities resulting from the business and assets acquisitions.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. No deferred tax liability has been accrued for the PRC dividend withholding taxes as the undistributed earnings and reserves of the Group’s PRC entities are deemed to be reinvested.

12.
Ordinary shares

The Group’s ordinary shares was classified into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, with each Class A ordinary share being entitled to one vote, each Class B ordinary share being entitled to three votes and each Class C ordinary share being entitled to 15 votes on all matters that are subject to shareholder vote. Class A ordinary shares, Class B ordinary shares and Class C ordinary shares are entitled to the same dividend right. The authorized 1,000,000,000 shares of the Group were comprised of 941,472,561 Class A ordinary shares, 47,240,103 Class B ordinary shares and 11,287,336 Class C ordinary shares as of December 31, 2024 and 2025.

13.
Share repurchase program

On December 28, 2021, the Company’s Board of Directors authorized a share repurchase program (“2021 Share repurchase program”) under which the Company may repurchase up to US$100,000 worth of its shares over a twelve-month period starting from December 28, 2021. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

On December 28, 2022, the Company’s Board of Directors authorized an extension of the Company’s existing 2021 Share repurchase program for another twelve-month period expiring on December 27, 2023, with all other terms remain unchanged.

Under the 2021 Share repurchase program, for the years ended December 31, 2023, the Company has repurchased an aggregate of 6,541,148 shares for total cash consideration of US$22,647 (RMB160,068) on the open market, at a weighted average price of US$3.46 per share.

On March 12, 2024, the Company’s Board of Directors has authorized a share repurchase program (“2024 Share repurchase program”), under which the Company may repurchase up to US$20,000 of its shares over a twelve-month period starting from March 12, 2024. On June 21, 2024, the Company’s Board of Directors has approved modifications to the size and term of its existing share repurchase program adopted in March 2024, increasing the aggregate value of shares that may be repurchased from US$20,000 to US$50,000 and extending the effective term to June 27, 2025.

Under the 2024 Share repurchase program, for the year ended December 31, 2024 and six months ended June 30, 2025, the Company has repurchased an aggregate of 6,866,106 and 1,320,105 shares for total cash consideration of US$25,905 and US$5,191 (RMB184,295 and RMB36,754) on the open market, at a weighted average price of US$3.77 and US$3.93 per share for the year ended December 31, 2024 and six months ended June 30, 2025.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

13.
Share repurchase program —(Continued)

On June 30, 2025, the Company’s Board of Directors has authorized a new share repurchase program (“2025 Share repurchase program”), under which the Company may repurchase up to US$50,000 of its shares (including ADSs) over a twelve-month period starting from June 30, 2025.

Under the 2025 Share repurchase program, for the six months ended December 31, 2025, the Company has repurchased an aggregate of 1,213,655 shares for total cash consideration of US$7,880 (RMB55,520) on the open market, at a weighted average price of US$6.49 per share for the six months ended December 31, 2025.

The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury shares as a component of the shareholders’ equity. The Company uses the weighted-average cost method for determining the cost of shares reissued for share-based awards.

14.
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

In 2021, the Group adopted the 2021 share incentive plan (“2021 Plan”), to promote the success and enhance the value of the Group by linking the personal interests of the directors, employees, and consultants to those of the Group’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Group’s shareholders. The maximum aggregate number of ordinary shares that may be issued under 2021 Plan is 6,021,619. The Group amended and restated 2021 Plan in March 2023 to expand the award pool to 12,150,080 shares.

The Group made second amendment and restatement of 2021 Plan in May 2025 to expand the award pool to initially 13,615,595 with an increase in number of 1% of the total number of ordinary shares outstanding on the last day of the immediately preceding fiscal year, on the first day of each fiscal year during the term of 2021 Plan commencing with the fiscal year ended December 31, 2026, the source of which can be either new shares or treasury shares.

.Share options

Under the 2016 Plan and 2021 Plan, options granted to employees vest upon satisfaction of a service condition. The Group granted 836,164 share options with service condition generally vested over four years to certain employees in 2023. The Group granted 3,150,586 and 1,880,719 share options to certain employees in 2024 and 2025, which are generally vested upon grant and vested on the first anniversary date of grant. The options expire in ten years from the date of grant.

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2023, 2024 and 2025 were as follows:

For the years ended December 31,
	2023	2024	2025
Expected volatility	49.00%~51.00%	57.71%~66.26%	60.12%~85.13%
Risk-free interest rate (per annum)	2.40%~2.97%	1.67%~2.24%	1.71%~2.34%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	RMB18.80~RMB32.19	RMB11.65~RMB29.22	RMB21.09~ RMB40.06
Fair value of share option	RMB18.10~RMB31.48	RMB10.93~RMB28.50	RMB20.38~ RMB39.36

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

14.
Share-based compensation—(Continued)

Share options—(Continued)

The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of the Company over a period close to the contract term of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds at grant date with a maturity period close to the contract term of options, adjusted by country risk differential between U.S. and China. The Group estimated exercise multiples based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. The Company used the closing price of ordinary shares on the grant date as the fair value of ordinary share on the grant date. The assumptions used in share-based compensation expenses recognition represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.

The following table summarized the Group’s share option activities under the Option Plans for the year ended December 31, 2025:

	Number of options	Weighted average exercise price per share	Weighted average grant date fair value per share	Weighted average remaining contractual life	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding as of December 31, 2024	12,300,341	0.71	31.81	5.17	369,438
Granted	1,880,719	0.71	26.96
Forfeited	(253,868)	0.71	27.77
Exercised	(1,486,283)	0.71	29.38
Outstanding as of December 31, 2025	12,440,909	0.71	31.62	4.94	682,163
Vested and expect to vest as of December 31, 2025	12,440,909	0.71	31.62
Exercisable at December 31, 2025	10,853,856	0.71	34.36	4.55	607,958

The weighted-average grant-date fair value of options granted during the years ended December 31, 2023, 2024 and 2025 was RMB25.45, RMB13.79 and RMB26.96, respectively. The total intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025, was RMB101,351, RMB92,074 and RMB43,660, respectively.

The share-based compensation expenses related to options of RMB133,291, RMB130,947 and RMB49,066 were recognized by the Group for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, there were RMB8,270 of total unrecognized compensation expenses related to options which is expected to be recognized over a weighted average period of 1.00 years.

Restricted share units (“RSU”)

In 2024, the Group granted a total of 3,363,334 RSUs to the management team under 2021 plan, among which 3,333,334 of them vested 25% on each quarter end after granted and 30,000 RSUs vested on the first, second and third anniversary date of grant. In 2025, the Group granted a total of 30,000 RSUs to the management team under 2021 plan, which vested on first, second and third anniversary date of grant. Compensation expenses based on fair value are amortized over the requisite service period of award using the straight-line vesting attribution method.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

14.
Share-based compensation—(Continued)

Restricted share units (“RSU”) —(Continued)

A summary of the RSUs activities for the year ended December 31, 2025 is as follows:

	Number of RSU	Weighted average grant-date fair value	Weighted average remaining contractual life
		RMB	Years
Outstanding as of December 31, 2024	873,333	12.17	0.17
Granted	30,000	39.85
Vested	(853,333)	11.88
Outstanding as of December 31, 2025	50,000	25.58	2.01

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2023, 2024 and 2025 was nil, RMB11.65 and 39.85, respectively. The total intrinsic value of RSUs vested during the years ended December 31, 2023, 2024 and 2025 was RMB618, RMB30,063 and RMB10,141, respectively and total intrinsic value of outstanding RSUs as of December 31, 2025 was RMB1,710.

The share-based compensation expenses related to RSUs of RMB1,111, RMB35,794 and RMB3,811 were recognized by the Group for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, there were RMB1,169 of total unrecognized compensation expenses related to RSUs for the future period.

The Group recorded share-based compensation expense of RMB134,402, RMB166,741 and RMB52,877 for the years ended December 31, 2023, 2024 and 2025, respectively, which were classified in the consolidated statements of operations as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Fulfillment expenses	23,390	20,649	14,222
Selling and marketing expenses	17,240	68,858	9,676
General and administrative expenses	73,156	59,630	17,738
Research and development expenses	20,616	17,604	11,241

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

15.
Net (loss) earnings per share

Basic and diluted net (loss) earnings per share for each of the year presented were calculated as follows. The Group had share options and non-vested RSUs (Note 14) which could potentially dilute basic earnings per ordinary share in the future.

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net loss	(156,250)	(8,229)	336,288
Denominator:
Weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share (note)	—	—	—
Basic	162,160,835	161,618,799	161,315,074
Diluted	162,160,835	161,618,799	162,191,874
Net (loss) earnings per ordinary share
Basic	(0.96)	(0.05)	2.08
Diluted	(0.96)	(0.05)	2.07

Note: The vested but not exercised share options and RSUs with nominal exercise price were included in the weighted average number of ordinary shares for the purpose of calculating basic (loss) earnings per ordinary share.

As of December 31, 2023 and 2024, the calculation of diluted net (loss) earnings per share does not include the effect of the following instruments, which are share options and non-vested restricted share units shares, as the effect of the inclusion was anti-dilutive. As of December 31, 2025, the Company included potentially dilutive shares in the computation of diluted net earnings per ordinary share.

	2023	2024
Share Options	13,881,531	12,300,341
Non-vested restricted share units	30,000	873,333
Total	13,911,531	13,173,674

16.
Statutory reserves and restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserve of the Company’s PRC subsidiaries.

The balance of restricted net assets was RMB3,692,933 and RMB3,944,871 as of December 31, 2024 and 2025, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

17.
Related party transactions

The table below sets forth major related parties and their relationships with the Group:

Company Names	Relationships with the Group
JD.com, Inc., its subsidiaries and affiliates ("JD Group")	A shareholder of the Group
Shanghai Gulin Technology Co., Ltd and its subsidiaries (“Gulin Group”)	An investee of the Group
Jinsong and its subsidiaries (“Jinsong Group”)	An investee of the Group
AiFenLei and its subsidiaries (“AiFenLei Group”)	An investee of the Group
Shanghai Yuejun Environmental Protection Technology Co., Ltd. (“Yuejun”)(1)	An investee of the Group
Shanghai Quanfu Information Technology Co., Ltd (“Quanfu”)	An investee of the Group

For the years ended December 31, 2023, 2024 and 2025, related party transactions were as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net Product Revenues
Products sold to AiFenLei Group	—	1,115	9,724
Products sold to Gulin Group	—	119	—
Net Service Revenues
Services provided to Jinsong Group	20,055	61,950	124,126
Services provided to Quanfu	—	2,506	1,416
Merchandise costs
Purchase from Quanfu	—	1,553	48
Purchase from Jinsong Group	242	—	—
Purchase from Gulin Group(2)	49,115	—	—
Operating expenses
Service received from Yuejun	—	470	2,345
Service received from JD Group(3)	438,431	566,549	900,441
Service received from AiFenLei Group	—	1,853	7,105
Service received from Quanfu	—	—	9,519
Purchase of property, plant and equipment
Purchase from AiFenLei Group	—	24,518	—
Purchase from Yuejun	—	—	4,828
Interest income from loans provided to related parties	2,420	49	—

Loan and repayment with related parties
Loan to Gulin Group	25,000	10,000	—
Loan to AiFenLei Group	70,000	171,703	485,000
Repayments from AiFenLei Group	70,000	180,000	485,000
Repayments from Gulin Group	25,000	10,000	—
Loan to Yuejun	—	2,250	—
Repayments from Yuejun	—	—	2,250

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

17.
Related party transactions—(Continued)

As of December 31, 2024 and 2025, the amount due from/to related parties are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Due from JD Group (5)
Disbursements in advance	73,712	295,186
Advance to suppliers	27,307	103,782
Deposits	840	640
Due from Jinsong Group
Disbursements in advance	—	4,369
Accounts receivables	4,495	—
Other disbursements	—	4,110
Due from AiFenLei Group
Accounts receivables	1,150	—
Other disbursements	8,254	7,082
Due from Quanfu
Accounts receivables	1,040	—
Due from Yuejun
Other disbursements	753	—
	117,551	415,169
Less: allowance for credit losses	(390)	(390)
	117,161	414,779

Due to JD Group
Other payables to JD Group (4)	108,505	177,977
Due to Quanfu
Advance from customers	1,122	247
Due to Yuejun
Other disbursements	83	—
Due to Gulin Group
Deposits	20	—
	109,730	178,224

(1)
On December 31, 2025, the Group obtained a controlling interest in Yuejun. Accordingly, only transactions between the Group and Yuejun prior to the acquisition date are presented as related party transactions. The consideration and impact of this business acquisition on the consolidated financial statements were immaterial.
(2)
Gulin Group is one of the new product suppliers of the Group, the Group mainly purchases new products from Gulin.
(3)
JD Group mainly provides services related to the business on Paipai platform, including channel sales services, advertising services, logistic services and so on. In May 2024, the Group renewed the BCA with JD Group for a term from June 1, 2024 to December 31, 2027 regarding channel sales services, advertising services and so on.
(4)
Other payables to JD Group mainly include channel commissions payable to JD Group.
(5)
Amount due from JD Group includes fund receivables from payment service provider of JD Group, cash collected by JD Group from third party merchants on behalf of the Group, and advance payment to customers on behalf of JD Group.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

18.
Supply chain financing

Starting from 2023, China Merchants Bank (the “CMB”) offer supply chain financing services to the Group’s suppliers. Suppliers can sell one or more of the Group’s payment obligations at their sole discretion to the CMB to receive funds ahead of time to meet their cash flow needs. The Group’s rights and obligations are not impacted. The original payment terms, timing or amount, remain unchanged. The Group pledged cash in the amount of RMB132,000 and RMB1,000 as security of guarantees for the supply chain financing as of December 31, 2024 and 2025, respectively.

The amount of obligations outstanding under supply chain financing arrangements were recognized as accounts payable and were RMB98,398 and RMB210,365 as of December 31, 2024 and 2025, respectively.

The Group purchased from the suppliers of RMB641,518 and RMB889,830 and repaid to the supplier of RMB1,000,085 and RMB777,863 for the years ended December 31, 2024 and 2025, respectively.

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

19.
Leases

The Group has leased office, operation centers and store premises under operating lease agreements for the periods from 2021 to 2034. As of December 31, 2024 and 2025, the Group had no long-term leases that were classified as a financing lease.

For the years ended December 31, 2023, 2024 and 2025, the lease expense is as follow:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease expense	50,183	60,232	71,430
Short-term lease expense	72,673	82,934	110,693
Total lease expense	122,856	143,166	182,123

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,	As of December 31,
	2024	2025
Operating lease:	RMB	RMB
Operating leases right-of-use assets (note)	127,824	132,607
Current portion of lease liabilities	49,992	63,720
Non-current portion of lease liabilities	79,934	70,031
Total operating lease liabilities	129,926	133,751
Weighted-average remaining lease term (in years) – operating leases	4.66	3.70
Weighted-average discount rate – operating leases	3.63%	3.47%

Note: The amount of operating leases right-of-use assets is presented within other non-current assets in the consolidated balance sheets.

As of December 31, 2025, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities are as follows:

Years ending	RMB
2026	67,336
2027	31,524
2028	11,501
2029	6,271
2030 and thereafter	25,754
Total undiscounted cash flows	142,386
Less: imputed interest	8,635
Total	133,751

Lease liabilities due within one year	63,720
Lease liabilities due after one year	70,031

Short-term lease commitment:
2026	59,579

ATRENEW INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share, per share data or otherwise noted)

20.
Commitments and contingencies

Commitments

The Group has entered into contracts to use store premises that are not qualified for leases under ASC 842 as the lessors have substantive right to substitute the assets throughout the period of use. The expenses incurred under such contracts during the year ended December 31, 2025 were RMB802. Future payments under these non- cancellable contracts are RMB34 for the years ending 2026.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

21.
Subsequent events

On March 10, 2026, the Board has approved a cash dividend for the fiscal year 2025 (the “FY2025 Cash Dividend”) to implement its three-year shareholder return plan adopted in August 2025. The FY2025 Cash Dividend will be paid to holders of ordinary shares and holders of ADSs of record as of the close of business on April 6, 2026, in U.S. dollars, in an amount of US$0.1 per ADS or US$0.15 per ordinary share. The total amount of cash to be distributed for the FY2025 Cash Dividend is expected to be approximately US$23.5 million. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around April 24, 2026.

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	12,267	20,286	2,901
Short-term investments	40,184	39,411	5,636
Funds receivable from third party payment service provider	—	2,569	367
Prepayments and other receivables	50,631	29,415	4,206
Total current assets	103,082	91,681	13,110
Non-current assets:
Long-term investments	51,783	51,153	7,315
Investments in and amounts due from subsidiaries	3,542,000	3,815,305	545,582
Other non-current assets	—	34,383	4,916
Total non-current assets	3,593,783	3,900,841	557,813
TOTAL ASSETS	3,696,865	3,992,522	570,923
LIABILITY
Current liability:
Accrued expenses and other current liabilities	2,313	2,119	303
Total current liability	2,313	2,119	303
TOTAL LIABILITY	2,313	2,119	303
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.001 par value, 941,472,561 and 941,472,561 shares authorized, 106,787,392 and 106,787,392 shares issued and 88,024,113 and 87,809,969 shares outstanding as of December 31, 2024 and 2025, respectively)	641	651	93
Class B Ordinary shares (US$0.001 par value, 47,240,103 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	305	305	44
Class C Ordinary shares (US$0.001 par value, 11,287,336 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	7	7	1
Additional paid-in capital	13,358,237	13,383,934	1,913,877
Treasury shares (US$0.001 par value, 16,439,902 and 17,973,663 shares as of December 31, 2024 and 2025, respectively)	(483,806)	(546,454)	(78,142)
Accumulated deficit	(9,171,363)	(8,835,075)	(1,263,399)
Accumulated other comprehensive loss	(9,469)	(12,965)	(1,854)
TOTAL SHAREHOLDERS’ EQUITY	3,694,552	3,990,403	570,620
TOTAL LIABILITY AND SHAREHOLDERS’ EQUITY	3,696,865	3,992,522	570,923

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
(Loss) income and expenses
Selling and marketing expenses	(72)	—	—	—
General and administrative expenses	(15,079)	(15,285)	(9,499)	(1,358)
Other operating income	9,512	18,360	13,355	1,910
Interest income	—	2	99	14
Share of loss in equity method investment	(12,644)	(14,213)	—	—
Other income (loss), net	50,480	7,921	(55,038)	(7,870)
Equity in (loss) income of subsidiaries	(188,447)	(5,014)	387,371	55,392
Net (loss) income	(156,250)	(8,229)	336,288	48,088
Foreign currency translation adjustments	8,883	7,356	(3,496)	(500)
Total comprehensive (loss) income	(147,367)	(873)	332,792	47,588

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

ATRENEW INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share, per share data or otherwise noted)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash provided by (used in) operating activities	7,869	6,154	(70)	(10)
Cash flows from investing activities:
Purchase of long-term investments	—	(56,738)	—	—
Purchase of short-term investments	(71,570)	—	—	—
Investments in and loan to subsidiaries	(14,573)	(226,642)	(117,217)	(16,762)
Collection of investments in and loan to subsidiaries	223,171	450,071	234,796	33,576
Cash provided by investing activities	137,028	166,691	117,579	16,814
Cash flows from financing activities:
Proceeds from exercise of options	2,822	1,518	2,456	351
Deferred finance cost	—	—	(19,672)	(2,813)
Repurchase of ordinary shares	(160,068)	(184,295)	(92,274)	(13,195)
Cash used in financing activities	(157,246)	(182,777)	(109,490)	(15,657)

Net (decrease) increase in cash, cash equivalents	(12,349)	(9,932)	8,019	1,147
Cash, cash equivalent at the beginning of the year	34,548	22,199	12,267	1,754
Cash, cash equivalent at the end of the year	22,199	12,267	20,286	2,901

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

2. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as “Investments in and amounts due from subsidiaries” and the subsidiaries’ profit or loss as “Equity in losses of subsidiaries” on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

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

4. Besides the guarantee on the short-term borrowings of the subsidiaries as of the year ended December 31, 2025, there were no other material contingencies, significant provisions of long-term obligations, guarantees of the Company for the years ended December 31, 2023, 2024 and 2025.